Form 20-F
period 2021-12-31
Navios Maritime Holdings Inc.
filed 2022-04-14
CIK 1333172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________________

FORM 20-F
_________________________________

(Mark One)

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

One New York Plaza

New York, New York 10004

Tel: (212) 859-8000

Fax: (212) 859-4000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	NM	The New York Stock Exchange
8.75% Series G Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share (“Series G”)		The New York Stock Exchange*
American Depositary Shares, each representing 1/100th of a Share of Series G	NM-PG	The New York Stock Exchange
8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share (“Series H”)		The New York Stock Exchange *
American Depositary Shares, each representing 1/100th of a Share of Series H	NM-PH	The New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

25,198,620 shares of common stock, 5,350 shares of Series G and 17,682 shares of Series H as of December 31, 2021

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

In this Annual Report, “we”, “us”, “our”, the “Company” and “Navios Holdings” all refer to Navios Maritime Holdings Inc. and its consolidated subsidiaries, as the context otherwise requires. We are incorporated as a Republic of the Marshall Islands corporation. References to “Navios Logistics” are to our majority-owned subsidiary Navios South American Logistics Inc., a Republic of the Marshall Islands corporation. References to the “Manager” are to Navios Shipmanagement Inc., a Republic of the Marshall Islands corporation. References to “NSM” are to N Shipmanagement Acquisition Corp together with its wholly-owned subsidiaries.

FORWARD-LOOKING STATEMENTS

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

Certain statements under the captions “Item 3D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this report relating to our business and financial outlook (including our statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts, but rather our current views, beliefs and assumptions with respect to expectations, estimates and projections about our industry. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond our control, we cannot assure provide assurance that we will achieve or accomplish these expectations, beliefs or projections. In some cases, the words “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” and similar expressions will identify forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

•	our ability to refinance our indebtedness including our 2022 Senior Secured Notes (as defined herein);
•	our future financial condition or results of operations and our future revenues and expenses;
•	demand for seaborne transportation of the products we ship;
•	the cyclical nature of the international shipping industry;
•	global and regional economic and political conditions including the Russian/Ukrainian conflict and the ongoing impact of the global pandemic resulting from the novel coronavirus (“COVID-19”), and worldwide efforts to contain its spread, including effects on global economic activity;
•	the ability and willingness of charterers to fulfill their obligations to us;
•	prevailing charter rates and vessel values;
•	shipyards performing scrubber installations, drydocking and repairs;
•	changing vessel crews;
•	our ability to access debt and equity markets;
•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;
•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, wars, piracy or acts by terrorists, uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles;
•	potential liability and costs due to environmental, safety and other incidents involving our vessels;

•	our continued ability to charter-out and maximize the use of our vessels; expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra Handymax and Handysize vessels in particular;
•	the aging of our fleet and resultant increases in operations costs;
•	the loss of any customer or charter or vessel;
•	the financial condition of our customers;
•	increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses; receipt of dividends and distributions from affiliate companies;
•	the Company’s ability to maintain compliance with the continued listing standards of the New York Stock Exchange (the “NYSE”);
•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers;
•	our ability to retain key executive officers;
•	general domestic and international political conditions;
•	competitive factors in the markets in which we operate;
•	the value of our publicly traded subsidiaries; and
•	risks associated with operations outside the United States, and other important factors described from time to time in the reports we file with the Securities and Exchange Commission (the “SEC”).

We caution readers of this Annual Report on Form 20-F not to place undue reliance on these forward-looking statements, which reflect our view only as of the date of this report. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

We do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Indebtedness

•	We have substantial debt and may incur substantial additional debt, including secured debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments under our debt obligations.
•	The agreements and instruments governing our debt, other than our 9.75% Senior Notes due in 2024 (the “2024 Notes”), contain restrictions and limitations that could significantly impact our ability to operate our business.
•	Our ability to generate the significant amount of cash needed to pay interest and principal and otherwise service our debt and our ability to refinance all or a portion of our indebtedness or obtain additional financing depend on multiple factors, many of which may be beyond our control.
•	We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indentures governing our outstanding notes, other than the 2024 Notes, and our secured credit facilities.
•	The market value of our vessels may fluctuate significantly, which could cause us to be in breach of certain debt covenants in our credit facilities that we currently have or debt covenants that we may incur in the future and result in foreclosure on our mortgaged vessels.
•	As LIBOR is replaced as the reference rate under our debt obligations, it could affect our profitability, earnings and cash flow.
•	We may require additional financing to acquire vessels or businesses or to exercise vessel purchase options, and such financing may not be available.
•	Our Chairwoman and Chief Executive Officer beneficially owns approximately 40.8% of our common stock. Her failure to own a significant amount of our common stock or to be our Chief Executive Officer would constitute a default under our secured credit facilities.

Risks Associated with the Shipping Industry and Our Operations

•	We currently have equity investments in two companies, one of which is not consolidated in our financial results, and our investment in such companies is subject to the risks related to their respective businesses.
•	The cyclical nature of the shipping industry may lead to decreases in charter rates and lower vessel values, which could adversely affect our and our affiliate companies’ results of operations and financial condition. In particular, charter rates in the dry cargo market were at or near historical lows in the first half of 2020 and certain of our vessels may operate below operating cost.
•	An oversupply of vessel capacity may depress charter rates, which may affect our ability to operate our vessels profitably.
•	Our growth depends on continued growth in demand for dry bulk commodities and the shipping of dry bulk cargoes.
•	Disruptions in global financial markets from terrorist attacks, regional armed conflicts,wars, trade wars, general political unrest, economic crises, protectionist policies, the emergence of a new pandemic and the resulting governmental action to limit its effect could have a material adverse impact our results of operations, financial condition and cash flows, and our ability to obtain financing required to acquire vessels or refinance our indebtedness. Furthermore, such a disruption could cause the market price of our shares to decline.
•	An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.
•	A decrease in the level of China’s imports of raw materials or a decrease in trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.
•	We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.
•	When our contracts expire, we may not be able to replace them successfully. Our capacity to replace them depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition from new entrants and established companies with significant resources. Our growth depends on our ability to replace expired contracts.
•	We may employ vessels on the spot market and thus expose ourselves to risk of losses based on short-term decreases in shipping rates.
•	We depend upon significant customers for part of our revenues. The loss of one or more of these customers or a decline in the financial capability of our customers could materially adversely affect our financial performance.
•	We are subject to certain credit risks with respect to our counterparties on contracts, and the failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts and thereby decrease revenues.

•	The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage our business reputation, which may in turn lead to loss of business, which could adversely affect our expenses, net income, cash flow and the price of our common stock.

•	We are subject to various laws, regulations, and international conventions, particularly environmental and safety laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident, which could affect our expenses, net income, cash flow and the price of our common stock.
•	Climate change and government laws and regulations related to climate change could negatively impact our financial condition.
•	We are subject to vessel security regulations and will incur costs to comply with recently adopted regulations and we may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.
•	Acts of piracy on ocean-going vessels could adversely affect our business.
•	Our financial and operating performance may be adversely affected by the ongoing COVID-19 pandemic outbreak.
•	Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
•	A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.
•	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
•	We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.
•	We may be subject to litigation that, if not resolved in our favor or not sufficiently insured against, could have a material adverse effect on us.
•	Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flow.
•	The risks and costs associated with vessels increase as the vessels age or the aging of our vessels may result in increased operating costs in the future, which could adversely affect our earnings.
•	Technological innovation could reduce our charter hire income and the value of our vessels.
•	A number of owners have ordered so-called “eco-type” vessel designs or have retrofitted scrubbers to remove sulphur from exhaust gases, which may offer substantial bunker savings as compared to older designs or vessels without exhaust gas scrubbers. Increased demand for and supply of “eco-type” or scrubber retrofitted vessels could reduce demand for our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.
•	Fuel price fluctuations may have an adverse effect on our profits.
•	If we fail to manage our growth properly, we may not be able to expand our fleet successfully, which may adversely affect our overall financial position.
•	We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.
•	Delays in deliveries of secondhand vessels, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our business, financial condition and results of operations.
•	If we purchase any newbuilding vessels, delays, cancellations or non-completion of deliveries of newbuilding vessels could harm our operating results.
•	If we expand the size of our fleet in the future, we generally will be required to make significant installment payments for acquisitions of vessels even prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions, to the extent we are making distributions, may be diminished or our financial leverage could increase or our stockholders could be diluted.
•	The market values of our vessels, may fluctuate significantly. If vessel value are low at a time when we are attempting to dispose of a vessel, we could incur a loss
•	Although we have long-standing relationships with certain Japanese shipowners that provide us access to competitive contracts and financing, we cannot provide any assurance that we will always be able to maintain such relationships or that such contracts will continue to be available in the future.

•	Our vessels may be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.
•	Vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition.
•	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution.
•	Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions/authorities.

•	Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.
•	Changing laws and evolving reporting requirements could have an adverse effect on our business.
•	We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.
•	Because we generate substantially all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

Risks Relating to Our Organizational Structure and Other Legal Matters

•	We are dependent on the Manager, a wholly-owned subsidiary of NSM (defined elsewhere in the document) for the technical, commercial, administrative and technical management of our fleet.
•	We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.
•	Our Chairwoman and Chief Executive Officer, Angeliki Frangou, beneficially owns approximately 40.8% of our common stock, which gives her voting power over matters on which our stockholders are entitled to vote, and accordingly, she can exert considerable influence over our actions. Ms. Frangou may acquire significant additional ownership interests in Navios Holdings, and may have interests that are different from the interests of our other stockholders.
•	We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.
•	Because we are incorporated under the laws of the Republic of the Marshall Islands and our business is operated primarily from our office in the Cayman Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
•	The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
•	Being a foreign private issuer exempts us from certain SEC and NYSE requirements.
•	Anti-takeover provisions in our amended and restated articles of incorporation could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.
•	The Manager may be unable to attract and retain qualified, skilled employees or crew necessary to operate our vessels and business or may have to pay increased costs for our employees and crew and other vessel operating costs.
•	The loss of key members of our senior management team could disrupt the management of our business.
•	Navios Partners and its affiliate companies may compete with us.
•	Our officers, certain of our directors and stockholders are affiliated with entities engaged in business activities similar to those conducted by us, which may compete directly with us, causing such persons to have conflicts of interest and conflicts in the allocation of their time to our business.
•	Fees and cost reimbursements, which the Manager determines for services provided to us, represent significant percentage of our revenues, are payable regardless of profitability and reduce our cash available for distributions.

Risks Relating to Our Common Stock

•	Our stock price may be volatile, and investors in our common stock could lose all or part of their investment.

•	You may experience future proportionate ownership dilution as a result of future equity offerings, or other issuances of our common shares, preferred shares or other securities, including shares issued for debt repayment purposes or otherwise.
•	The NYSE may delist our securities from quotation on its exchange, which could limit the ability of our securityholdersto trade our securities and subject us to additional trading restrictions.

Risks Relating to Our Series G Shares, Series H Shares and the Depositary Shares and Convertible Debt

•	Our Series G shares (“Series G’) and Series H shares (“Series H” and, together with the Series G, the “Series G and H”) are represented by American Depositary Shares (the “Depositary Shares”). The Depositary Shares are subordinated to our debt obligations, and the interests of a holder of Series G, Series or Depositary Shares could be diluted by the issuance of additional shares, including additional Series G or Series H or by other transactions.
•	We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Series G and H, and accordingly the Depositary Shares, as the case may be, following the payment of expenses and the establishment of any reserves.
•	Our ability to pay dividends on and to redeem our Series G and H, and therefore holders’ ability to receive payments on the Depositary Shares, is limited by the requirements of Marshall Islands law.
•	The Series G and H represent perpetual equity interests.
•	Holders of Depositary Shares have extremely limited voting rights. The voting rights of holders of Depositary Shares are more limited than the voting rights of holders of the Series G and H. Holders of Depositary Shares may encounter difficulties in exercising some of such voting rights.
•	The Depositary Shares lack a well-developed trading market. Various factors may adversely affect the price of the Depositary Shares.
•	Depositary Shares became less liquid following the Exchange Offer.
•	The Series G and H represented by the Depositary Shares have not been rated, and ratings of any other of our securities may affect the trading price of the Depositary Shares.
•	The amount of the liquidation preference of our Series G and H is fixed and holders will have no right to receive any greater payment regardless of the circumstances.

•	The Series G and H are redeemable only at our option and investors should not expect us to redeem either the Series G or the Series H on the dates they respectively become redeemable or at any time afterwards.
•	Holders of Depositary Shares may be subject to additional risks related to holding Depositary Shares rather than holding shares directly.

Risks Relating to Navios Logistics

•	The international transportation industry is generally cyclical and volatile, and this may lead to volatility in, and reductions of, Navios Logistics’ vessel contract rates and volatility in its results of operations.
•	Navios Logistics’ grain port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of its grain port terminal, including the loading and unloading operations, and potential unavailability of space in its silos, which could materially and adversely affect its operations and revenues.
•	Navios Logistics is subject to certain operating risks in its port terminals that could affect the performance of its contractual commitments, and in its barge and cabotage businesses, including vessel breakdowns or accidents, which could result in a loss of revenue from the affected vessels, which could result in a loss of revenue and could have a material adverse effect on its results of operations or financial condition.

•	Navios Logistics derives a significant part of its revenues from a small number of customers, and the loss of one or more of these customers could materially and adversely affect its revenues.
•	Vale’s payments represent a significant portion of Navios Logistics’ revenue and if Vale were unable or unwilling to fulfill their obligations under the in-force agreements with Navios Logistics, it could significantly reduce Navios Logistics’ revenues and cash flow.
•	When Navios Logistics’ contracts expire, Navios Logistics may not be able to replace them.
•	Navios Logistics’ industry is highly competitive, and Navios Logistics may not be able to compete successfully for services with new companies with greater resources.

•	Navios Logistics’ business can be affected by adverse weather conditions, effects of climate change, public health concerns, and other factors beyond its control, which can affect production of the goods it transports and stores as well as the navigability of the river system on which it operates.
•	Delays, cancellations or non-completion of deliveries of purchased vessels, including second-hand and newbuilding vessels could have an adverse effect on Navios Logistics’ operating results.
•	Navios Logistics faces risks and costs associated with ports and vessels, which risks and costs increase as the operational port equipment and vessels age.

•	Spare parts or other key equipment needed for the operation of its ports and fleet may not be available off the shelf and Navios Logistics may face substantial delays in securing necessary parts or equipment. Failure to obtain necessary spare parts or key equipment in a timely manner could result in a loss of revenue.
•	Navios Logistics’ failure to receive required approvals for or timely complete construction and commence full operation or secure satisfactory commercial contracts of its new planned port Murtinho terminal and Nueva Palmira Free Zone port terminal facilities could negatively affect Navios Logistics’ business operations, and Navios Logistics may experience difficulty managing its growth as its expands its business.

•	Rising crew costs, fuel prices and other cost increases may adversely affect Navios Logistics’ profits.
•	If Navios Logistics fails to fulfill the oil majors’ vetting processes, such failure could materially and adversely affect the employment of its tanker vessels in the spot and period markets, and consequently have a negative impact on its results of operations.
•	A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

•	Navios Logistics’ vessels could be subject to seizure through maritime arrest or government requisition.
•	The smuggling of drugs or other contraband onto Navios Logistics’ vessels may lead to governmental claims against Navios Logistics.
•	Navios Logistics may employ its fleet on the spot market and thus expose itself to risk of losses based on short-term decreases in shipping rates.

•	Because the fair market values of vessels may fluctuate significantly, Navios Logistcs may incur losses when they sell its vessels.

•	Navios Logistics’ industry has inherent operational risks that its insurance may not adequately cover.
•	Because Navios Logistics obtains some of its insurance through protection and indemnity associations, they may also be subject to calls, or premiums, in amounts based not only on its own claim records, but also on the claim records of all other members of the protection and indemnity associations.

Risks Relating to Environmental Matters

•	Navios Logistics is subject to various laws, regulations, and international conventions, particularly environmental and safety laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities including any resulting from a spill or other environmental incident, which could affect its cash flows and profit.

•	Navios Logistics is subject to extensive environmental legislation, and if they or its subsidiaries do not comply with the applicable regulations, its business may be adversely affected.
•	Navios Logistics may be liable for losses and damages to third parties, including environmental damages.
•	Navios Logistics may fail to comply with the conditions required under its environmental licenses.

Risks Relating to the Countries in which Navios Logistics Operates

Risks Relating to Argentina

•	The economic conditions of Argentina may affect the financial condition and results of operations of its Argentine subsidiary.
•	The impact of political developments in Argentina remains uncertain and could adversely affect the Argentine economy
•	Continuing inflation may have material adverse effects on the Argentine economy.
•	The current and future foreign exchange policy of Argentina may affect the ability of Navios Logistics’ Argentine subsidiary to make cash remittances outside of Argentina.
•	The Argentine government has made certain changes to its tax rules that affected Navios Logistics’ operations in Argentina in the past, and could further increase the fiscal burden on its operations in Argentina in the future.
•	Fluctuations in the value of the Argentine peso could adversely affect the Argentine economy, and consequently Navios Logistics’ results of operations in Argentina or the financial condition of Navios Logistics’ Argentine subsidiary.
•	The Argentine economy could be adversely affected by economic developments in other global markets.

•	Future policies of the Argentine government may affect the economy as well as Navios Logistics’ operations in Argentina.

Risks Relating to Uruguayan Free Zone Regulation

•	Navios Logistics may be materially and adversely affected by any termination, non-renewal or non-extension of the tax incentives that benefit certain of its subsidiaries in Uruguay.

Other Risks Relating to the Countries in which Navios Logistics’ Operates

•	Navios Logistics is an international company, and as such is exposed to the risks of doing business in many different countries, including risks associated with operating in emerging market countries, whose economies, markets and legal systems may be less developed.
•	Changes in rules and regulations with respect to cabotage or the interpretation of such rules and regulations in the markets in which Navios Logistics’ operate could have a material adverse effect on its results of operations.
•	Because Navios Logistics generates the majority of its revenues in U.S. dollars but incurs a significant portion of its expenses in other currencies, exchange rate fluctuations could cause it to suffer exchange rate losses, thereby increasing expenses and reducing income.

Tax Risks

•	We may earn U.S. source income that is subject to tax, thereby adversely affecting our results of operations and cash flows.
•	Navios Holdings may be taxed as a U.S. corporation.
•	A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate our business could result in a high tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.
•	U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

Readers should carefully consider each of the following risks together with the other information contained in or incorporated by reference into this Annual Report when evaluating the Company’s business and its prospects. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the Company’s business operations. If any of the following risks relating to our business and operations actually occur, our business, financial condition and results of operations could be materially and adversely affected and in that case, the trading price of our common stock could decline.

Risks Relating to Our Indebtedness

We have substantial debt and may incur substantial additional debt, including secured debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments under our debt obligations.

As of December 31, 2021, we had $1,405.8 million in aggregate principal amount of debt outstanding.

Our substantial debt could have important consequences to holders of our common stock. Because of our substantial debt,

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes and our ability to satisfy our obligations with respect to our debt may be impaired in the future;
•	if new debt is added to our debt levels after the vessel acquisition, the related risks that we now face would increase and we may not be able to meet all of our debt obligations;
•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes, and there can be no assurance that our operations will generate sufficient cash flow to service this indebtedness;
•	we will be exposed to the risk of increased interest rates because our borrowings under our secured credit facilities will be at variable rates of interest;
•	it may be difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;
•	we may be more vulnerable to general adverse economic and industry conditions;
•	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and, as a result, we may not be better positioned to withstand economic downturns;
•	our ability to refinance indebtedness may be limited or the associated costs may increase; and
•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital expenditures that are necessary or important to our growth strategy and efforts to improve operating margins or our business.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future as the terms of the indenture governing our 11.25% Senior Secured Notes due 2022 (the “2022 Senior Secured Notes”) and our credit facilities do not fully prohibit us or our subsidiaries from doing so. The terms of the indenture governing the 10.75% Senior Notes due 2025 (the “2025 Logistics Senior Notes”) of Navios Logistics and the agreements governing the terms of the other indebtedness of Navios Logistics also permit Navios Logistics to incur substantial additional indebtedness in accordance with the terms of such agreements. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all of our debt obligations.

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

Therefore, we and Navios Logistics will need to seek permission from our respective lenders in order to engage in some corporate and commercial actions that we believe would be in the best interest of our respective business, and a denial of permission may make it difficult for us or for Navios Logistics to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. The interests of our and Navios Logistics’ lenders may be different from our respective interests or those of our holders of common stock, and we cannot guarantee that we, or Navios Logistics will be able to obtain the permission of lenders when needed. This may prevent us, or Navios Logistics from taking actions that are in our, our stockholders’, or Navios Logistics’ best interests. Any future debt agreements may include similar or more restrictive restrictions.

Our ability to generate the significant amount of cash needed to pay interest and principal and otherwise service our debt and our ability to refinance all or a portion of our indebtedness or obtain additional financing depend on multiple factors, many of which may be beyond our control.

Our ability and that of Navios Logistics to make scheduled payments on or to refinance our respective debt obligations will depend on our respective financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our or Navios Logistics’ control. Our ability and that of Navios Logistics to service debt under our credit facilities also will depend on market interest rates, since the interest rates applicable to our borrowings will fluctuate with the London Interbank Offered Rate (“LIBOR”), its replacement reference rate, or the prime rate.

The principal and interest on such debt will be paid in cash. The payments under our and Navios Logistics’ debt will limit funds otherwise available for our respective working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, our and Navios Logistics’ current liabilities may exceed our respective current assets. We or Navios Logistics may need to take on additional debt as we expand our respective fleets and assets, which could increase our respective ratio of debt to equity. The need to service our respective debt may limit funds available for other purposes, and our or Navios Logistics’ inability to service debt in the future could lead to acceleration of such debt, the foreclosure on assets such as owned vessels or otherwise negatively affect us.

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

The indentures governing the 2022 Senior Secured Notes and the 2025 Logistics Senior Notes as well as Navios Logistics’ secured credit facilities contain change of control provisions. If we or Navios Logistics experience specified changes of control under our respective indentures, we or Navios Logistics, as the case may be, will be required to make an offer to repurchase all of our respective outstanding notes (unless otherwise redeemed), other than the 2024 Notes, at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control may constitute a default under our and Navios Logistics’ secured credit facilities. In the event of a change of control under these debt agreements, we cannot provide any assurance that we would have sufficient assets to satisfy all of our obligations under these debt agreements, including but not limited to, repaying all indebtedness outstanding under the applicable secured credit facilities or repurchasing the applicable notes.

The market value of our vessels may fluctuate significantly, which could cause us to be in breach of certain debt covenants in our credit facilities that we currently have or debt covenants that we may incur in the future and result in foreclosure on our mortgaged vessels.

If the market values of our owned vessels decrease, we may breach covenants contained in our secured credit facilities. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and, therefore, service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss. Navios Logistics may be subject to similar financial consequences under its credit facilities if the market values of its owned vessels decrease.

As LIBOR is replaced as the reference rate under our debt obligations, it could affect our profitability, earnings and cash flow.

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

The publication of LIBOR is expected to be discontinued in mid-2023. The U.S. banking agencies issued guidance instructing banks to cease entering into new contracts referencing LIBOR no later than December 31, 2021, with certain exceptions. The Federal Reserve Bank of New York now publishes the Secured Overnight Financing Rate based on overnight U.S. Treasury repurchase agreement transactions, which has been recommended as the alternative to U.S. dollar LIBOR by the Alternative Reference Rates Committee convened by the Federal Reserve and the Federal Reserve Bank of New York. Accordingly, the method and rate used to calculate our interest rates and/or payments on our floating-rate debt in the future may result in interest rates and/or payments that are higher than, or that do not otherwise correlate over time with, the interest rates and/or payments that would have been applicable to our obligations if LIBOR was available in its current form, which could have a material adverse effect on our financial position, results of operations and liquidity.

We may require additional financing to acquire vessels or businesses or to exercise vessel purchase options, and such financing may not be available.

In the future, we may be required to make substantial cash outlays to exercise options or to acquire vessels or businesses and will need additional financing to cover all or a portion of the purchase prices. We intend to cover the cost of such items with new debt collateralized by the vessels to be acquired, if applicable, but there can be no assurance that we will generate sufficient cash or that debt financing will be available. Moreover, the covenants in our credit facilities, whether it be the indentures or other debt, may make it more difficult to obtain such financing by imposing restrictions on what we can offer as collateral.

Furthermore, our ability to borrow against the ships in our existing fleet and against any ships we may acquire in the future largely depends on the existence of time charter employment of the ship and on the value of the ships, which in turn depends on various external factors. The actual or perceived credit quality of our charterers, any defaults by them, any decline in the market value of our fleet and a lack of long-term employment of our ships may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

Our Chairwoman and Chief Executive Officer beneficially owns approximately 40.8% of our common stock. Her failure to own a significant amount of our common stock or to be our Chief Executive Officer would constitute a default under our secured credit facilities.

Should Ms. Frangou or her affiliated entities cease to hold a minimum of 10% of our common stock, or cease to be our Chief Executive Officer we will be in default under certain of our secured credit facilities.

Risks Associated with the Shipping Industry and Our Operations

We currently have equity investments in two companies, one of which is not consolidated in our financial results, and our investment in such companies is subject to the risks related to their respective businesses.

As of December 31, 2021, we had a 63.8% ownership interest in Navios Logistics, and, as a result, Navios Logistics is a consolidated subsidiary. As such, the income and losses relating to Navios Logistics and the indebtedness and other liabilities of Navios Logistics are shown in our consolidated financial statements.

As of December 31, 2021, we had a 10.3% ownership interest in Navios Maritime Partners L.P. (“Navios Partners”). On March 31, 2021, Navios Partners completed the acquisition (“NMCI Merger”) of Navios Maritime Containers L.P. (“Navios Containers”) (Refer to Note 9 “Investments in Affiliate Companies and Investments in Available–For–Sale Securities” to the consolidated financial statements included elsewhere in this Annual Report). On October 15, 2021 Navios Partners completed the merger (“NNA Merger” and together with the NMCI Merger, the “Mergers”) with Navios Maritime Acquisition Corporation (“Navios Acquisition”) (Refer to Note 9 “Investments in Affiliate Companies and Investments in Available-for-Sale Securities” to the consolidated financial statements included elsewhere in this Annual Report). Following the NNA Merger and the NMCI Merger, we have an equity investment in one public company (Navios Partners) that is accounted for under the equity method. As of December 31, 2021, the carrying value of our investment in Navios Partners amounted to $125.7 million. Following the completion of the Mergers, as of the date of this report, we had a 10.3% ownership interest in Navios Partners.

In addition to the value of our investment, we receive dividend payments relating to our investments. As a result of our investment, in fiscal year 2021, we received $0.2 million in dividends from Navios Acquisition and $0.5 million in dividends from Navios Partners.

Our ownership interest in Navios Logistics and Navios Partners, and previously also in Navios Containers and Navios Acquisition (now both merged with Navios Partners), and the reflection of such companies (or the investment relating thereto) on our balance sheets and any income generated from or related to such companies are subject to a variety of risks, including risks relating to their respective businesses as disclosed in their respective public filings with the SEC or management reports. Please see the latest Report on Form 20-F filed by Navios Partners. The occurrence of any such risks may negatively affect our financial condition.

We evaluate our investment in Navios Partners and evaluated our investments in Navios Containers and Navios Acquisition (through their NMCI Merger and NNA Merger in March 2021 and September 2021, respectively) for “other-than-temporary impairment” (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) their financial condition and near term prospects, and (iii) our intent and ability to retain our investment in these companies, for a period of time sufficient to allow for any anticipated recovery in fair value. Refer to Notes 9 and 16 included elsewhere in this Annual Report.

The cyclical nature of the shipping industry may lead to decreases in charter rates and lower vessel values, which could adversely affect our and our affiliate companies’ results of operations and financial condition. In particular, charter rates in the dry cargo market were at/ or near historical lows in the first half of 2020 and certain of our vessels may operate below operating cost.

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 1, 2020 to March 30, 2022, the Baltic Exchange’s Panamax time charter average (BPI-82) daily rates experienced a low of $4,681 and a high of $38,952. Additionally, during the period from January 1, 2020 to March 30, 2022, the Baltic Exchange’s Capesize time charter average (BCI-5TC) daily rates experienced a low of $1,992 and a high of $86,953 and the Baltic Dry Index (BDI) experienced a low of 393 points and a high of 5,650 points. Those ranges are above the recent all-time lows set in February and March 2016 of $2,260 for the Baltic Exchange’s Panamax time charter average, $1,985 for the Baltic Exchange’s Capesize time charter average and 290 for the BDI. There can be no assurance that the dry bulk charter market will not fluctuate or hit new lows or highs. We anticipate that the future demand for our dry bulk carriers and dry bulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging market countries, including the Asia Pacific region, India, Brazil and Russia. Seasonal and regional changes in demand and changes to the capacity of the world fleet will also affect dry bulk rates. Adverse economic, political, social or other developments can decrease demand and prospects for growth in the shipping industry and thereby could reduce our revenue significantly. A decline in demand for commodities transported in dry bulk carriers including disruptions due to wars (such as the current Ukraine / Russia one), pandemics (such as COVID-19), trade, regulatory or tariff actions, or an increase in supply of dry bulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition.

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

The demand for dry cargo vessels has generally been influenced by, among other factors:

•	global and regional economic and political conditions;
•	global or local health related issues including disease outbreaks or pandemics, such as the COVID-19 pandemic;
•	disruptions and developments in international trade, including the effects of currency exchange rate changes and any differences in supply and demand between regions;
•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where commodities are produced;
•	changes in seaborne and other transportation patterns;
•	supply and demand for drybulk products and commodities;
•	changes in the production of commodities and raw materials;
•	the distance dry bulk cargo products is to be moved by sea;
•	developments in international trade;
•	supply and demand for products shipped in dry cargo vessels;
•	fuel prices for the bunker fuel used aboard ships;
•	whether the vessel is equipped with scrubbers or not;
•	weather and crop yields;
•	armed conflicts, wars and terrorist activities, including piracy;
•	natural or man-made disasters (including global pandemics);
•	political, environmental and other regulatory developments, including but not limited to governmental macroeconomic policy changes (including the application of stimulus programs or withdrawal of same), import and export restrictions, trade wars, central bank policies and pollution conventions or protocols, including any limits on CO2 emissions or the consumption of carbon based fuels due to climate change agreements or protocols;
•	embargoes and strikes;
•	technical advances in ship design and construction;
•	waiting days in ports, and port or canal congestions generally due to any cause;
•	international sanctions or policy changes banning or encouraging the imports or exports from particular countries, embargoes, and nationalizations; and

The supply of vessel capacity has generally been influenced by, among other factors:

•	the number of vessels that are in or out of service (including any held in quarantine or waiting for crew changes due to health related or any other restrictions), namely those that are laid-up, drydocked, awaiting or undergoing repairs or otherwise not available for hire;
•	the scrapping rate of older vessels;
•	port and canal traffic and congestion, including canal improvements that can affect employment of ships designed for older canals or closure or blockage due to accidents, war or any other reason;
•	the number of newbuilding deliveries;
•	vessel casualties;
•	weather;
•	the number of shipyards and the availability of shipyard capacity;
•	the economics of slow steaming;
•	the conversion of dry bulk cargo vessels into tankers;
•	availability of financing or lack thereof for new vessels or for facilitating ship sale and purchase transactions;
•	the price of steel, fuel and other raw materials;
•	changes in national or international environmental or other regulations and standards (including IMO rules requiring a reduction in the use of high sulphur fuels, the fitting of additional ballast water treatment systems and upcoming rules intended to reduce CO2 emissions) that may effectively cause reductions in the carrying capacity of vessels, early obsolescence of tonnage, or other measures that limit the profitability, operations or useful lives of vessels.

In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to newbuilding and scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage costs, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations.

These and other factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions which may affect our business, results of operations and financial condition.

An oversupply of vessel capacity may depress charter rates, which may affect our ability to operate our vessels profitably .

The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers over the last few years and, as of March 1, 2022, newbuilding orders had been placed for an aggregate of about 7% of the existing global drybulk fleet, with deliveries expected during the next three years. That 7% is an all-time low since records began in January 1996, but there is no guarantee that the orderbook will continue at these low levels in the future. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity could exacerbate decreases in charter rates or prolong the period during which low charter rates prevail which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

Reduced demand for dry bulk commodities and the shipping of dry bulk cargoes would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in the Asia Pacific region, we may face decreases in the drybulk shipping trade and demand. For example, prior slowdowns of the Chinese economy have adversely affected demand for Capesize bulk carriers and, as a result, spot and period rates, as well as asset values, have been at low levels. A slowdown in the economies of the United States or the European Union, or certain other Asian countries may also adversely affect economic growth in the Asia Pacific region and India. A negative change in the economic conditions (including any negative changes resulting from any pandemic or war or regional conflict) of any of these countries, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and resultant charter rates.

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, wars, trade wars, general political unrest, economic crises, the emergence of a new pandemic and the resulting governmental action to limit its effect could have a material adverse impact our results of operations, financial condition and cash flows, and our ability to obtain financing required to acquire vessels or refinance our indebtedness. Furthermore, such a disruption could cause the market price of our shares to decline.

The global economy is subject to downside economic risks stemming from factors like global pandemics, fiscal fragility in advanced economies, high sovereign and private debt levels, highly accommodative macroeconomic policies, the significant fall in the price of crude oil and other commodities and persistent difficulties in access to credit and equity financing as well as political risks such as the continuing war in the Ukraine, including the effect of current and future sanctions on Russia, renewed terrorist attacks around the world and the emergence of populist and protectionist political movements in advanced economies.

Terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks and the threat of future terrorist attacks, the possibility of the introduction of impediments to trade within the EU member countries in response to increasing terrorist activities and/or the Russian/Ukrainian war, and the sanctions imposed as a consequence thereof continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition.

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

Concerns regarding epidemics and pandemics, including the ongoing effects of COVID-19 pandemic, and other viral outbreaks or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea, and their spread throughout the world have led to increased volatility in global credit and equity markets. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece, as well as any work, travel or other restrictions implemented due the impact of the ongoing COVID-19 pandemic may disrupt the shoreside operations of our Managers located in Greece.

Specifically, these issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions and governmental interest rate increases aimed at taming inflation, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future, if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

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

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. Concerns regarding terrorist threats from groups in Europe, the refugee crisis, may advance protectionist policies and may negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the EU, the U.S., and other parts of the world which could have a material adverse effect on our business. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for dry cargoes. In addition uncertainty has been created about the future relationship between the United States, China, Russia and other exporting countries, including with respect to trade policies, treaties, government regulations, sanctions and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. The commercial, economic and financial short and long term effects of Brexit are still unknown. These factors may result in a decrease in the quantity of goods to be shipped and the distances those goods travel. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would have an adverse impact on our charterers’ business, operating results and financial condition. This could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

A decrease in the level of China’s imports of raw materials or a decrease in trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China imports significant quantities of raw materials, and exports significant amounts of finished or semi-finished goods. For example, in 2021, China imported 1.107 billion tons of iron out of a total of 1.517 billion tons shipped globally accounting for about 73% of the global seaborne iron ore trade. It accounted for about 23% of seaborne coal movements of coal in 2021 according to current estimates (281 million tons imported compared to 1.231 billion tons of seaborne coal traded globally). Our dry bulk vessels are deployed by our charterers on routes involving dry bulk trade in and out of emerging market countries, and our charterers’ dry bulk shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing consumption of domestically produced Chinese coal, promoting the export of such coal or increasing consumption of natural gas or banning imports of coal or other commodities from certain countries to China or increasing the production of electricity from renewable resources, and raising tariffs on imported bulk cargoes from certain countries including the United States and Australia. This may have the effect of reducing the demand for imported raw materials and may, in turn, result in a decrease in demand for dry bulk shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change, reversal or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. The conflict between the Ukraine and Russia and any sanctions resulting therefrom, the pandemic, the ongoing global trade war between the U.S. and China, a change in the U.S. administration or the removal of stimulus programs including those enacted to reduce the economic effect of the COVID-19 pandemic may contribute to an economic slowdown in China.

Our operations expose us to the risk that increased trade protectionism from China or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the recent economic downturn returns, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of Chinese charterers and Chinese owned ships and (ii) an increase in the risks associated with importing goods to China. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and/or increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our stockholders.

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

Many of our vessels regularly call on ports in China and we may enter into sale and leaseback transactions with Chinese financial institutions. Although our charters and sale and leaseback agreements are and would be governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China. Such charters and any additional agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling on Chinese ports and could have a material adverse effect on our business, results of operations and financial condition.

When our contracts expire, we may not be able to replace them successfully. Our capacity to replace them depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition from new entrants and established companies with significant resources. Our growth depends on our ability to replace expired contracts.

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

As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers for our charters on a profitable basis, if at all, therefore, when our contracts including our long-term charters expire, we cannot provide any assurance that we will be able to replace them promptly or at all or at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends. Our ability to renew the charter contracts on our vessels on the expiration or termination of our current charters, or, on vessels that we may acquire in the future, the charter rates payable under any replacement charter contracts, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities. During periods of market distress when long-term charters may be renewed at rates at or below operating costs, we may not choose to charter our vessels for longer terms particularly if doing so would create an ongoing negative cash flow during the period of the charter. We may instead choose or be forced to idle our vessels or lay them up or scrap them depending on market conditions and outlook at the time those vessels become available for charter.

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

We periodically employ some of our vessels on a spot basis. The spot charter market is highly competitive and freight rates within this market are highly volatile, while longer-term charter contracts provide income at pre-determined rates over more extended periods of time. We cannot provide any assurance that we will be successful in keeping our vessels fully employed in these short-term markets, or that future spot rates will be sufficient to enable such vessels to be operated profitably. A significant decrease in spot market rates or our inability to fully employ our vessels by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and adversely affect our results of operations, including our profitability and cash flows, with the result that our ability to pay debt service and dividends could be impaired.

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

We derive a significant part of our revenue from a small number of charterers. During the years ended December 31, 2021, 2020, and 2019, we derived approximately 37.4%, 38.0% and 44.8% respectively, of our gross revenues from continuing operations from four customers. For the year ended December 31, 2021, two customers accounted for 10.7% each, of our revenue. For the year ended December 31, 2020, two customers accounted for 16.4% and 11.2%, respectively, of our revenue. For the year ended December 31, 2019, two customers accounted for 17.1% and 14.4%, respectively, of our revenue from continuing operations.

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

We charter-out our vessels to other parties who pay us a daily rate of hire for a pre-agreed period of time. We also enter into spot market voyage contracts, where we are paid a rate per ton to carry a specified cargo on a specified route. These contracts and arrangements subject us to counterparty credit risks at various levels. If the counterparties fail to meet their obligations, we could suffer losses on such contracts, which could materially adversely affect our financial condition and results of operations. In addition, if a charterer defaults on a time charter, we may only be able to enter into new contracts at lower rates. It is also possible that we would be unable to secure a charter at all. If we re-charter the vessel at lower rates or not at all, our financial condition and results of operations could be materially adversely affected.

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

Our vessels are subject to scheduled and unscheduled inspections by regulatory and enforcement authorities, as well as private maritime industry entities. This includes inspections by Port State Control authorities, including the U.S. Coast Guard, harbor masters or equivalent entities, classification societies, flag Administrations (country in which the vessel is registered), charterers, and terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could result in the imposition of substantial penalties or require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

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

The legal requirements and maritime industry standards to which we and our vessels are subject are set forth below, along with the risks associated therewith. We may be required to make substantial capital and other expenditures to ensure that we remain in compliance with these requirements and standards, as well as with standards imposed by our customers, including costs for ship modifications and changes in operating procedures. We also maintain insurance coverage against pollution liability risks for all of our vessels in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines, as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles, and other terms and conditions. In addition, claims relating to pollution incidents for intentional or knowing violations of U.S. environmental laws or the International Convention for the Prevention of Pollution from Ships may be considered by our protection and indemnity associations on a discretionary basis only. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position could be adversely impacted.

Because international conventions, laws, regulations, and other requirements are often revised, we cannot predict the ultimate cost of compliance or the impact on the fair market price or useful life of our vessels. Nor can we assure that our vessels will be able to attain and maintain certifications of compliance with various regulatory requirements.

Similarily, governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, are expected to become stricter in the future. We believe that the heightened environmental, quality, and security concerns of insurance underwriters, regulators, and charterers will lead to additional requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements, and heightened due diligence obligations. We also may be required to take certain of our vessels out of service for extended periods of time to address changing legal requirements, which would result in lost revenue. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs.

Specific examples of expected changes that could have a significant, and potentially material, impact on our business include:

•	Limitations on sulfur oxide and nitrogen oxide emissions from ships could cause increased demand and higher prices for low sulfur fuel due to supply constraints, as well as significant cost increases due to the implementation of measures, including fuel switching, vessel modifications such as adding distillate fuel storage capacity, or installation of exhaust gas cleaning systems or scrubbers;
•	Environmental requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports;
•	Under local and national laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of oil or other hazardous materials from our vessels or otherwise in connection with our operations.

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

We are subject to local and national laws, including in the United States, as well as international treaties and conventions, intended to enhance and ensure vessel security. These laws are detailed below. The Manager has and will continue to implement the various security measures addressed by all applicable laws and will take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time period. Although we do not believe that these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

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

The hull and machinery of every commercial vessel must be inspected and approved by a classification society authorized by its country of registry. The classification society certifies that a vessel has been built and maintained, is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS (as defined below). Our owned fleet is currently classed by Nippon Kaiji Kiokai, Bureau Veritas, Lloyd’s Register, DNVGL and the American Bureau of Shipping.

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

If a vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until she is able to trade again. Further, if any vessel fails a classification survey and the condition giving rise to the failure is not cured within a reasonable time, the vessel may lose coverage under various insurance programs, including hull and machinery insurance and/or protection and indemnity insurance, which would result in a breach of relevant covenants under our financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

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

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition. In addition, we cannot provide any assurance that we will be able to renew our insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, financial condition, cash flows and results of operations. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot provide any assurance that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies are subject to limitations and exclusions, which may increase our costs or lower our revenues, and could have a material adverse effect on our business, financial condition, cash flows and results of operations. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

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

The costs to operate and maintain a vessel in operation increase with the age of the vessel. As our fleet ages, we will incur increased costs. The average age of the vessels in our fleet is 9.3 years, basis fully delivered fleet, and most dry bulk vessels have an expected life of approximately 25 years. We may acquire older vessels in the future. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Therefore, as vessels age it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our vessels as they age. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. Older vessels may require longer and more expensive drydockings, resulting in more off-hire days and reduced revenue. We cannot provide any assurance that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter-out vessels due to their age, our earnings could be materially adversely affected.

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

Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters that cost may affect the level of charter rates that charterers are prepared to pay. Rising costs of fuel, as the international gas prices have hit new record highs in 2022 following the Russian invasion of Ukraine on February 24, 2022, will make our older and less fuel efficient vessels less competitive compared to the more fuel efficient newer vessels or compared with vessels which can utilize less expensive fuel and may reduce their charter hire, limit their employment opportunities and force us to employ them at a discount compared to the charter rates commanded by more fuel efficient vessels or not at all.

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

The market values of our vessels may fluctuate significantly. If vessel value are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

Factors that influence vessel values include:

•	the number of newbuilding deliveries;
•	prevailing economic conditions in the markets in which drybulk vessels operate;
•	reduced demand for drybulk , including as a result of a substantial or extended decline in world trade;

•	the number of vessels scrapped or otherwise removed from the total fleet;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	changes in global dry cargo commodity supply or demand;
•	types, sizes and age of vessels;
•	advances in efficiency, such as the introduction of remote or autonomous vessels;
•	the development of an increase in use of other modes of transportation;
•	where the ship was built and as-built specification;
•	lifetime maintenance record;
•	the cost of vessel acquisitions;
•	governmental or other regulations (including the application of any IMO rules);
•	prevailing level of charter rates;
•	the availability of financing, or lack thereof, for ordering newbuildings or for facilitating ship sale and purchase transactions;
•	general economic and market conditions affecting the shipping industry; and
•	the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

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

Although we have long-standing relationships with certain Japanese shipowners that provide us access to competitive contracts and financing, we cannot provide any assurance that we will always be able to maintain such relationships or that such contracts will continue to be available in the future.

We have long-standing relationships with certain Japanese shipowners that give us access to financing, time and bareboat charters at favorable rates and that, in some cases, include options to purchase the vessels at favorable prices relative to the current market. We cannot provide any assurance that we will have such relationships indefinitely. In addition, there is no assurance that Japanese shipowners will generally make contracts available on the same or substantially similar terms in the future.

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

If our vessels suffer damages they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time. Under the terms of the management agreement with the Manager, dated August 29, 2019 (the “Management Agreement”), the costs of drydocking repairs are not included in the daily management fee, but are be reimbursed at cost upon occurrence.Most of the operating risks relating to vessels that we charter-in remain with their owners. If we charter-in a vessel or barge at a lower rate than the rate of hire from a sub-charterer of such vessel, a breakdown or loss of the vessel due to an operating risk suffered by the owner will, in all likelihood, result in our loss of the positive spread between the two rates of hire. Breakdowns accidents or drydocking costs involving our vessels and losses relating to chartered vessels that are not covered by insurance, would result in a loss of revenue from the affected vessels, which may materially adversely affect our financial condition and results of operations.

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

Our international operations and activities could expose us to risks associated with trade and economic sanctions, prohibitions or other restrictions imposed by the U.S. or other governments or organizations, including the United Nations, the EU and its member countries, as described in this report. Under economic and trade sanctions laws, governments may seek to impose modifications to, or prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties and result in our being excluded or restricted in our access to international banking and finance markets. To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations.

Considering U.S., as well as, United Kingdom (the “UK”) - whose law frequently governs relations with our contractual relationships - EU sanctions and the nature of our business, there is a constant sanctions-related risk for us due to the worldwide trade of our vessels, which we seek to minimize by the implementation of our corporate Economic Sanctions Compliance Policy and Procedures and our compliance with all applicable sanctions and embargo laws and regulations. Although we intend to maintain such Economic Sanctions Compliance Policy and Procedures, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and be imputed to us.

We continually monitor developments in the U.S., the E.U., the U.K. and other jurisdictions that maintain economic sanctions against Iran, Russia,Crimea, Venezuela, other countries/areas, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries being chartered to certain parties or for certain trade, or could restrict cargoes.

In addition, given our relationship with Navios Partners, we cannot give any assurance that an adverse finding against them by a governmental, legal, or other authority, with respect to sanction matters or any future matter related to regulatory compliance by Navios Partners would not have a material adverse impact on our business, reputation or the market price or trading of our common stock.

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

In the ordinary course of business, we rely on information technology networks and systems to process, transmit, and store electronic information, and to manage or support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of our business. Despite the cybersecurity measures we have designed to protect and secure our data, our information technology networks and infrastructure may be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to our reputation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. As of December 31, 2021, the Company was not aware of any material cybersecurity incident.

In addition, some of our technology networks and systems are managed by third-party service providers (including cloud-service providers) for a variety of reasons, and such providers also may have access to proprietary business information and customer and employee data, and may have access to confidential information on the conduct of our business. Like us, these third-party providers are subject to risks imposed by data breaches and disruptions to their technology infrastructure. A cyber-attack could defeat one or more of our third-party service providers’ security measures, allowing an attacker access to proprietary information from our company including our employees’, customers’ and suppliers’ data. Most recently, the Russia/Ukraine conflict has been accompanied by cyber-attacks, included to other countries in the region, which could adversely affect our operations. Any such security breach or disruption to our third-party service providers could result in a disruption in operations and damage to our reputation and liability claims, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

We could be materially and adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and the results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policies, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation.

Because we generate substantially all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact a nominal amount of their operations in Uruguayan pesos, Paraguayan Guaranies, Argentinean pesos and Brazilian Reales; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. In 2021, approximately 25.4% of our expenses from continuing operations were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above of 1.00% would change our net loss from continuing operations for the year ended December 31, 2021 by $0.7 million.

For example, as of December 31, 2021, the value of the U.S. dollar as compared to the Euro increased by approximately 8.1% compared with the respective value as of December 31, 2020. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we may attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of non-hedged losses incurred as a result of exchange rate fluctuations.

Risks Relating to Our Organizational Structure and Other Legal Matters

We are dependent on the Manager for the technical, commercial, administrative and technical management of our fleet.

Pursuant to the Management Agreement entered into with the Manager, the Manager provides to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). In addition, pursuant to the Administrative Services Agreement between us and the Manager, the Manager provides us significant administrative, financial and other support services. Our operational success and ability to execute our growth strategy will depend significantly upon the Manager’s satisfactory performance of these services. Our business will be harmed if the Manager fails to perform these services satisfactorily, if the Manager cancels either of these agreements, or if the Manager stops providing these services to us. Although we may have rights against the Manager if it defaults on its obligations to us, holders of our securities will have no recourse directly against it. Further, we expect that we will need to seek approval from our respective lenders to change our Manager. The Manager may have responsibilities and relationships to owners other than Navios Holdings that could create conflicts of interest between us and the Manager.

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

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets, including our ships. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make distributions depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdiction of incorporation that regulates the payment of dividends. If we are unable to obtain funds from our subsidiaries, our Board of Directors may not exercise its discretion not to declare or pay dividends.

Our Chairwoman and Chief Executive Officer, Angeliki Frangou, beneficially owns approximately 40.8% of our common stock, which gives her voting power over matters on which our stockholders are entitled to vote, and accordingly, she can exert considerable influence over our actions. Ms. Frangou may acquire significant additional ownership interests in Navios Holdings, and may have interests that are different from the interests of our other stockholders.

As of the date of this report, our Chairwoman and Chief Executive Officer, Ms. Angeliki Frangou, beneficially owns approximately 40.8% of the outstanding shares of our common stock directly or through her affiliate companies, including NSM. Ms Frangou recently filed an amended Schedule 13D indicating that she intends, subject to market conditions, to purchase up to $20.0 million of our common stock (as of April 04, 2022, she had purchased approximately $10.0 million in aggregate purchase price of our common stock).

Pursuant to the NSM Loans, NSM has the option to convert any portion of the outstanding principal balance under the Convertible Debenture into shares of our common stock in accordance with a contractually determined formula. The agreements governing the NSM Loans provide for prepayment premiums ranging from 5-10% during the first 36 months of their respective terms, payable by increasing the principal balance of the Convertible Debenture, which entitles the holder to acquire additional shares of our common stock resulting from such increase in outstanding principal balance. In addition, we make interest payments on the Convertible Debenture with payments-in-kind (“PIK”), payable at maturity, to the extent of principal amounts outstanding not earlier converted by NSM.

As the Chairwoman, Chief Executive Officer and our largest stockholder, she has the power to exert considerable influence over our actions and the outcome of matters on which our stockholders are entitled to vote, including the election of directors and other significant corporate actions. This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders or deprive stockholders of an opportunity to receive a premium for their shares as part of a sale of our business. It is possible that the interests of the controlling stockholder may in some cases conflict with the interests of our other stockholders. The interests of our principal stockholder may be different from the interests of our other stockholders. In addition, concentration of share ownership may adversely affect the trading price of our common stock to the extent investors perceive disadvantages in owning shares in a company with concentrated ownership.

The maximum number of shares of our common stock issuable to NSM in connection with the Convertible Debenture is 51.5 million shares. If we issue the maximum number of shares, Ms. Frangou will beneficially own approximately 74.4% of our common stock.For information on the NSM Loans and the Convertible Debenture, see Note 11 “Borrowings” and Note 16 “Transactions with Related Parties” in our consolidated financial statements included in this Annual Report.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our amended and restated articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA are intended to resemble provisions of the corporation laws of a number of states in the U.S. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, and the BCA is interpreted and construed by Delaware laws and the laws of other States with substantially similar legislative provisions. Accordingly, an individual investor may have more difficulty protecting his or her interests in the face of actions by management, directors or controlling stockholders than the same investor would have in the case of a corporation incorporated in the State of Delaware or other U.S. jurisdictions.

Because we are incorporated under the laws of the Republic of the Marshall Islands and our business is operated primarily from our office in the Cayman Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are a corporation organized under the laws of the Republic of the Marshall Islands, and all of our assets are located outside of the U.S. Our business is operated primarily from our office in the Cayman Islands. In addition, the majority of our directors and officers are residents of non-U.S. jurisdictions, substantial portions of the assets of these persons are located outside of the United States. Thus, it may be difficult or not be possible for investors to affect service of process upon us, or our non-U.S. directors or officers, or to enforce any judgment obtained against these persons in U.S. courts. In addition, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-U.S. jurisdiction. Even if an individual investor is successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands, the Cayman Islands and other jurisdictions may prevent or restrict that investor from enforcing a judgment against our assets or the assets of our directors or officers.

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

We believe that our success depends on the continued contributions of the members of our senior management team, including our Chairwoman, Chief Executive Officer and principal stockholder. The loss of the services of our Chairwoman and Chief Executive Officer or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

Navios Partners and its affiliates may compete with us.

We entered into an omnibus agreement with Navios Partners (the “Omnibus Agreement”) in connection with the closing of Navios Partners’ initial public offering governing, among other things, that us and our then-controlled affiliates (other than Navios Partners, its General Partner and subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Holdings. The Omnibus Agreement, however, contain significant exceptions that allow Navios Holdings or any of our controlled affiliates to compete with Navios Partners under specified circumstances. In addition, concurrently with the successful consummation of the initial business combination by Navios Acquisition, on May 28, 2010, because of the overlap between Navios Acquisition, Navios Partners and us, with respect to possible acquisitions under the terms of the Omnibus Agreement, we had entered into a business opportunity right of first refusal agreement which provided the types of business opportunities in the marine transportation and logistics industries, we, Navios Partners and Navios Acquisition must share with the each other.

In connection with Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering and effective November 18, 2014, Navios Holdings had entered into the omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners (the “Navios Midstream Omnibus Agreement”) pursuant to which Navios Acquisition, Navios Holdings and Navios Partners had agreed not to acquire or own any very large crude carriers (“VLCCs”), crude oil tankers, refined petroleum product tankers, liquefied petroleum gas (“LPG”) tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

In connection with the Navios Containers private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Holdings had entered into an omnibus agreement with Navios Containers, Navios Partners, Navios Acquisition and Navios Midstream (the “Navios Containers Omnibus Agreement”), pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream had granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contained significant exceptions that would allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

Our officers, certain of our directors and stockholders are affiliated with entities engaged in business activities similar to those conducted by us, which may compete directly with us, causing such persons to have conflicts of interest and conflicts in the allocation of their time to our business.

Our executive officers, certain of our directors and principal stockholders also serve as executive officers and/or directors in Navios Partners. Certain of our directors are also directors of other shipping companies and they may enter similar businesses in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals’ affiliation with us. Although we do not prevent our directors, officers and principal stockholders from having such affiliations, we use our best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest. If the separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers who also provide services to Navios Partners and its respective affiliate companies. Our officers are not required to work full-time on our affairs and, in the future, we may have additional officers that also provide services to these entities. As such, these individuals have fiduciary duties to Navios Partners, which may cause them to pursue business strategies that disproportionately benefit Navios Partners or which otherwise are not in our best interests or those of our stockholders. Conflicts of interest may arise between Navios Partners, on the one hand, and us and our stockholders on the other hand. Based solely on the anticipated relative sizes of our fleet and the fleet owned by the Navios Partners, over the next twelve months, we estimate that certain our officers may spend a substantial portion of their monthly business time dedicated to the business activities of the Navios Partners and its affiliate companies. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Fees and cost reimbursements, which the Manager determines for services provided to us, represent significant percentage of our revenues, are payable regardless of profitability and reduce our cash available for distributions.

A large portion of the management, staffing and administrative services that we require to operate our business are provided to us by the Manager. We pay the Manager, a commercial and technical management fee under the Management Agreement, and we reimburse the Manager at cost for the administrative services under the Administrative Agreement.

Pursuant to the Management Agreement, the Manager provides commercial and technical management services to our vessels. The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination is received by either party. The ship management services fees provided by the Manager was $3,700 per day until August 2021 and was further fixed at $3,811 per day until August 2022 per owned/ bareboat-in vessel, increasing thereafter by 3% annually, unless otherwise agreed. The term of the Management Agreement expires on August 29, 2024.

In addition, the Manager provides us with administrative services, pursuant to the Administrative Agreement dated August 29, 2019, expiring on August 29, 2024, and we reimburse the Manager for all costs and expenses reasonably incurred by it in connection with the provision of those services. The exact amount of these future costs and expenses are unquantifiable at this time and they are payable regardless of our profitability.

If we desire to terminate either of these agreements before its scheduled expiration, we must pay a termination fee to the Manager as set forth in the agreements. As a result, our ability to make short-term adjustments to manage our costs by terminating one or both these agreements may be limited which could cause our results of operations and ability to pay dividends to be materially and adversely affected.

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

You may experience future proportionate ownership dilution as a result of future equity offerings, and other issuances of our common stock, preferred stock or other securities, including stock issued for debt repayment purposes or otherwise.

In order to raise additional capital, including to support our growth plans, to repay indebtedness, or otherwise, we may issue additional equity securities, including preferred stock, or other securities convertible into or exchangeable for our common stock, including convertible debt. We cannot predict the size of future issuances or sales of our common or preferred stock, including those made in connection with debt repayment purposes, or the effect, if any, that such issuances or sales may have on the market price of our common stock. The issuance and sale of substantial amounts of common stock, could adversely affect the market price of our common stock, and will dilute the proportionate ownership interests of our existing stockholders, and decrease the relative voting strength of each previously outstanding common share held by our existing stockholders.

Holders of our common stock have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings will result in increased dilution to our stockholders.

The NYSE may delist our securities from quotation on its exchange, which could limit the ability of our securityholders to trade our securities and subject us to additional trading restrictions.

Our securities are listed on the NYSE, a national securities exchange. The NYSE minimum listing standards require that we meet certain requirements relating to stockholders’ equity, number of round-lot holders, market capitalization, aggregate market value of publicly held shares and distribution requirements. For example, on April 18, 2018, we were notified by the NYSE that we were no longer in compliance with the NYSE’s continued listing standards because the average closing price of our common stock over a consecutive 30 trading-day period was less than $1.00 per common share. Although we regained compliance on January 3, 2019, following a reverse split of our stock, we cannot provide any assurance that our securities will continue to be listed on NYSE in the future. If NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

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

Risks Relating to Our Series G and Series H and the Depositary Shares

Our Series G and Series H are represented by the Depositary Shares. The Depositary Shares are subordinated to our debt obligations, and the interests of a holder of Series G, Series H or Deposiatry Shares could be diluted by the issuance of additional shares, including additional Series G or Series H or by other transactions.

Our Series G, with a liquidation preference of $2,500.00 per share and our Series H, with a liquidation preference of $2,500.00 per share (the Series G and the Series H together referred to as the “Series G and H”), both represented by American Depositary Shares (the “Depositary Shares”), are subordinated to all of our existing and future indebtedness. As of December 31, 2021, our total debt was $1,405.8 million. We may incur substantial additional debt from time to time in the future, and the terms of the Series G and H do not limit the amount of indebtedness we may incur. In February 2016, we announced the suspension of payment of quarterly dividends on our common stock and on the Series G and Series H. The payment of principal and interest on our debt reduces cash available for distribution to us and on our shares, including the Series G and H and the Depositary Shares, should such dividends be reinstated. We currently have no plans or intention to pay dividends on the Series G or Series H.

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

Holders of Depositary Shares have extremely limited voting rights. The voting rights of holders of Depositary Shares are more limited than the voting rights of holders of the Series G and H. Holders of Depositary Shares may encounter difficulties in exercising some of such voting rights.

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

The Series G and H are redeemable only at our option and investors should not expect us to redeem either the Series G or the Series H on the dates they respectively become redeemable or at any time afterwards.

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

Holders of Depositary Shares may be subject to additional risks related to holding Depositary Shares rather thanholding shares directly.

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

Risks Relating to Navios Logistics

The international transportation industry is generally cyclical and volatile, and this may lead to volatility in, and reductions of, Navios Logistics’ vessel contract rates and volatility in its results of operations.

The international transportation industry is generally both cyclical and volatile, with frequent fluctuations in contract rates. The markets in which Navios Logistics operates are still developing and the nature of the industry’s cycle with respect to rates is difficult to determine, including the timing and amount of fluctuations in contract rates and spot market rates. Navios Logistics expects that its industry will exhibit significant cyclicality and volatility as it matures. The contract rates earned by the tankers in its cabotage business and barges and pushboats in its barge business will depend in part upon the state of the coastal and river markets at the time Navios Logistics seeks to charter them. Navios Logistics cannot control the forces affecting the supply and demand for these vessels or for the goods that they carry or predict the state of the respective markets on any future date.

Some of the factors that influence the demand for vessels include, but are not limited to:

•	global and regional production of, and demand for, dry bulk commodities, in particular, soybean and iron ore, and petroleum and refined petroleum products;
•	the price of refined petroleum products, including the effects of existing or contemplated local government subsidies;
•	regulations in the regions where we operate, including IMO regulations;
•	embargoes and strikes; and
•	changes in river, sea and other transportation patterns and the supply of and rates for alternative means of transportation.

Some of the factors that influence the supply of vessels include, but are not limited to:

•	the number of newly constructed vessel deliveries in the area in which Navios Logistics operates;
•	the scrapping rate of older vessels;
•	the price of steel and other inputs;
•	the number of vessels that are out of service at a given time;
•	changes in licensing regulations and environmental and other regulations that may limit licenses, the useful life, carrying capacity or the operations of Navios Logistics’ fleet; and
•	port or canal traffic and congestion.

Further, public health or safety concerns and governmental restrictions - including those caused by outbreaks of pandemic diseases such as the COVID-19 global pandemic, that cause Navios Logistics or its customers to suspend operations in affected areas, may impact both demand for, and supply of, Navios Logistics’ vessels in some of the countries in which they operate, or cause an economic downturn adversely affecting demand for its services.

 Navios Logistics’ grain port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of its grain port terminal, including the loading and unloading operations, and potential unavailability of space in its silos, which could materially and adversely affect its operations and revenues.

Navios Logistics conducts much of its grain port business in a region of navigable waters in South America on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina covering the entire length of the Parana River south of the Itaipu Dam, the entire length of the Paraguay River south of Corumba, the Uruguay River and the River Plate west of Buenos Aires (the “Hidrovia Region”). The revenue from its grain port business is derived from the handling and storage of soybeans and other agricultural products produced in the Hidrovia Region, which occurs mainly during April and September. The seasonality of its grain port business operations could, in turn, increase the inflow and outflow of barges and vessels in its grain port terminal, causing decreased space in its silos, which in turn would affect its timely operations or its ability to satisfy the increased demand. Inability to provide services in a timely manner may have a negative impact on its clients’ satisfaction and result in loss of existing contracts or inability to obtain new contracts.

Navios Logistics is subject to certain operating risks in its port terminals that could affect the performance of its contractual commitments, and in its barge and cabotage businesses including vessel breakdowns or accidents, which could result in a loss of revenue from the affected vessels, which could result in a loss of revenue and could have a material adverse effect on its results of operations or financial condition.

Navios Logistics operations are subject to a number of risks affecting its port terminals and the port facilities under development. These risks include, but are not limited to, mechanical and electrical failure, accidents, personal injury, loss or theft of cargo, or damage, fires, explosions, business interruption, political conditions and hostilities, labor strikes, adverse weather conditions such as floods, natural disasters, accidents on waterways or in coastal routes or accidents in its loading or unloading terminals, including environmental accidents and collisions, each of which could result in damages, penalties, fines, indemnities or costs payable to third parties and other claims against Navios Logistics. Further, public health or safety concerns and governmental restrictions, including those caused by outbreaks of pandemic disease such as the ongoing COVID-19 pandemic, may cause Navios Logistics to suspend operations in affected areas. Navios Logistics’ exposure to these operating risks in its existing port facilities may adversely affect its capacity to duly perform its contractual obligations under its take-or-pay contracts. In addition, these operating risks may result in additional repair costs for equipment, including cranes, conveyor belts, stacker-reclaimer, shiploaders, or piers, which are unpredictable and can be substantial. The loss of earnings while these damages are being repaired, as well as the actual cost of these repairs, could decrease Navios Logistics’ revenues and earnings substantially, particularly if this leads to a default under its contracts, which would materially affect its financial condition and results of operations.

Navios Logistics’ exposure to operating risks of vessel breakdown and accidents mainly arises in the context of its owned or bareboat chartered and operated vessels, including barges, tankers and pushboats. If any of the vessels in its fleet suffers damage, it may need to be repaired at a dry-docking facility. The costs of dry-docking are unpredictable and can be substantial. The loss of earnings while these vessels, barges and pushboats are being repaired and repositioned, as well as the actual cost of these repairs, could decrease Navios Logistics’ revenues and earnings substantially, particularly if a number of vessels, barges and pushboats are damaged or dry-docked at the same time. Most of the operating risks relating to vessels that Navios Logistics charters-in remain with their owners. If Navios Logistics charters-in a vessel or barge at a lower rate than the rate of hire Navios Logistics receives from a sub-charterer of such vessel, a breakdown or loss of the vessel due to an operating risk suffered by the owner will, in all likelihood, result in its loss of the positive spread between the two rates of hire. Breakdowns, accidents or dry-docking costs of its vessels and losses relating to chartered vessels that are not covered by insurance would result in a loss of revenue which may materially and adversely affect Navios Logistics’ financial condition and results of operations.

Navios Logistics derives a significant part of its revenues from a small number of customers, and the loss of one or more of these customers could materially and adversely affect its revenues.

In each of Navios Logistics’ businesses, a significant part of its revenues derives from a small number of customers. Navios Logistics expects that a small number of customers will continue to generate a substantial portion of its revenues in the future. For the year ended December 31, 2021, its largest customers, Vale and Y.P.F. S.A. (“YPF”) accounted for 23.4% and 10.1% of its revenues and its five largest customers accounted for approximately 53.6% of its revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of its revenues. For the year ended December 31, 2020, its largest customer, Vale, accounted for 31.8% of its revenues and its five largest customers accounted for approximately 58.7% of its revenues, with no such customer (other than Vale) accounting for greater than 10% of its revenues. For the year ended December 31, 2019, its largest customer, Vale, accounted for 36.4% of its revenues, and its five largest customers accounted for approximately 64.0% of its revenues, with no such customer (other than Vale) accounting for greater than 10% of its revenues. In addition, some of Navios Logistics’ customers, including many of its most significant customers, operate their own vessels and/or barges as well as port terminals and these customers may decide to cease or reduce the use of its services for various reasons, including utilizing their own vessels and/or port terminals.

The loss of any of its significant customers, including its large take-or-pay customers, the change of the contractual terms of any one of its most significant take-or-pay contracts or any significant dispute with one of these customers could materially and adversely affect its financial condition and our results of operations.

If one or more of Navios Logistics’ customers does not perform under one or more contracts with it and Navios Logistics is not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, Navios Logistics could suffer a loss of revenues that could materially and adversely affect its business, financial condition and results of operations.

Navios Logistics could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with Navios Logistics or otherwise;
•	the customer terminates the contract because Navios Logistics fails to meet its contracted storage needs and/or the contracted operational performance;
•	the customer terminates the contract because Navios Logistics fails to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, or a default under the contract; or
•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

The loss of any of its customers or a decline in payments under its contracts, could have a material adverse effect on its business, results of operations and financial condition, as well as its cash flows, or its ability to continue to service its indebtedness.

Navios Logistics could also become involved in legal disputes with customers relating to its contracts, including but not limited to Navios Logistics’ long-term take-or pay customers, be it through litigation, arbitration or otherwise, which could lead to delays in, or suspension or termination of its contracts and result in time-consuming, disruptive and expensive litigation or arbitration. If such contracts are suspended for an extended period of time, or if a number of Navios Logistics’ material contracts are terminated or renegotiated, its financial condition and results of operations could be materially and adversely affected. Even if Navios Logistics prevail in legal disputes relating to its customer contracts, which could entitle it to compensation, Navios Logistics cannot provide any assurance that it would receive such compensation on a timely basis or in an amount that would fully compensate Navios Logistics for its losses.

Vale’s payments represent a significant portion of Navios Logistics’ revenue and if Vale were unable or unwilling to fulfill their obligations under the in-force agreements with Navios Logistics, it could significantly reduce Navios Logistics’ revenues and cash flow.

Vale’s payments, including in connection with the Vale port contract, to Navios Logistics represented approximately 23.4%, 31.8% and 36.4% of its revenue for the years ended December 31, 2021, 2020 and 2019, respectively. Reductions in the demand for or the oversupply of iron ore would place Vale under financial pressure and may increase the likelihood of Vale being unable or unwilling to pay Navios Logistics contracted rates or renew contracts upon termination.

If Vale were to terminate or not renew the Vale port contract, Navios Logistics may be unable to enter into new contracts under similarly favorable terms or at all.

In addition, the ability and willingness of Vale to perform its obligations under its port contract with Navios Logistics will depend upon a number of factors that are beyond Navios Logistics’ control and may include, among other things, general conditions of the Brazilian economy, general international economic conditions, the state of the capital markets, the condition of the commodities industry and charter hire rates. Should Vale fail to honor its obligations under the agreement with Navios Logistics, Navios Logistics could sustain significant losses, which in turn could have a material adverse effect on Navios Logistics’ business, results of operations and financial condition, as well as its cash flows. Notwithstanding the foregoing, Navios Logistics’ contract has dispute resolution clauses and protections that it may seek to enforce in such events. For example, on June 10, 2016, Navios Logistics initiated arbitration proceedings against Vale pursuant to the dispute resolution provisions of the Vale port contract. On December 20, 2016, the arbitration tribunal ruled that the Vale port contract remains in full force and effect, and if Vale were to further repudiate or renounce the contract, Navios Logistics may elect to terminate the contract and be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract. As of the date hereof, no further claim has been made or received from Vale. Any litigation or arbitration proceeding would be costly and time consuming and may result in the deterioration of Navios Logistics’ commercial relationships with Vale.

When Navios Logistics’ contracts expire, Navios Logistics may not be able to replace them.

The process for concluding contracts for Navios Logistics’ services, including port logistics services, vessel contracts and longer-term time charters generally involves a lengthy and intensive screening and vetting process and the submission of competitive bids. In addition to the quality and suitability of its ports and fleet, medium- and longer-term contracts tend to be awarded based upon a variety of other factors relating to the operator, including but not limited to:

•	environmental, health and safety record;
•	compliance with regulatory industry standards;
•	reputation for customer service, technical and operating expertise;
•	shipping and port operating experience and quality of operations, including cost-effectiveness;
•	construction management experience, including the ability to procure on-time delivery of vessels according to customer specifications;
•	ability to negotiate contract terms, including those allocating operational risks;
•	competitiveness of the bid in terms of overall price; and
•	general reputation in the industry.

As a result of these factors, when Navios Logistics’ contracts, including its long-term port contracts and charters, expire, Navios Logistics cannot provide any assurance that they will be able to successfully replace them promptly or at all or at rates sufficient to allow Navios Logistics to operate its business profitably or to meet its obligations, including payment of debt service to its noteholders or lenders. Navios Logistics’ ability to renew the contracts on its current or future vessels by the time of their expiration or termination, and the rates payable under any replacement contracts, will depend upon, among other things, economic conditions in the sectors in which its vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation and storage of commodities as described above.

However, if Navios Logistics is successful in employing its vessels under longer-term contracts, its vessels will not be available for trading in the spot market during an upturn in the market cycle, when spot trading may be more profitable. If Navios Logistics cannot successfully employ its vessels with profitable contracts, its results of operations and operating cash flow could be materially and adversely affected.

Navios Logistics’ industry is highly competitive, and they may not be able to compete successfully for services with new companies with greater resources.

Navios Logistics provides services through its ports and employ its fleet in highly competitive markets. The river and sea coastal logistics market is international in scope and Navios Logistics competes with many different companies, including other port or vessel owners and major oil companies.

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to those of Navios Logistics. With respect to exports, its competitors are Montevideo Port in Montevideo, Ontur and TGU in Nueva Palmira. The main competitor of its liquid port terminal in Paraguay is Petropar S.A., a Paraguayan state-owned entity (“Petropar”). Other competitors include Copetrol S.A. (“Copetrol”), TLP Chartering (“TLP”), Petroleo Brasileiro S.A. (“Petrobras”), Trafigura Pte. Ltd. (“Trafigura”) and Monte Alegre S.A. (“Monte Alegre”).

Navios Logistics faces competition in its barge and cabotage businesses from other shipowners and from vessel operators. The charter markets in which its vessels compete are highly competitive. Key competitors include Atria Logistica S.A., Hidrovias do Brasil, Interbarge, P&O and Fluviomar. In addition, some of its customers, including Archer Daniels Midland Company (“ADM”), Cargill International S.A. (“Cargill”), Louis Dreyfus Holding B.V. (“Louis Dreyfus’) and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Navios Logistics also competes indirectly with other forms of land-based transportation such as truck and rail. These companies and other smaller entities are regular competitors of Navios Logistics in its primary trading areas. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility.

Our competitors may be able to offer their customers lower prices, higher quality service and greater name recognition than we do. Accordingly, we may be unable to retain our current customers or to attract new customers.

Navios Logistics’ business can be affected by adverse weather conditions, effects of climate change, public health concerns, and other factors beyond its control, which can affect production of the goods it transports and stores as well as the navigability of the river system on which it operates.

A significant portion of Navios Logistics’ revenue from its grain port business is derived from the handling and storage of soybeans and other agricultural products produced in the Hidrovia Region. Any drought or other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for the Navios Logistics’ services. A reduction in demand could have a negative impact on its results of operations and financial condition. Furthermore, Navios Logistics’ fleet operates in the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short-term, reduce or limit its ability to transport cargo effectively on the rivers. The possible effects of climate change, such as floods, low river water levels, droughts or increased storm activity, could similarly affect the demand for its services or its operations. Further, the impact of COVID-19 on global markets is expected to be severe and could affect Navios Logistics’ operations, which could have a material adverse impact on its business, financial condition, results of operations or prospects.

A prolonged drought, the possible effects of climate change, widespread or prolonged public health concerns including those relating to the pandemic outbreak COVID-19 or other turns of events that are perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers may, in the short-term, result in a reduction in the market value of its ports, barges and pushboats. For example, in 2021 and 2020, throughput of Navios Logistics’ grain port terminal decreased by 24.6% and 27.3%, respectively, compared to 2019 as a result of lower Uruguayan exports due to reduced Uruguayan soybean production and lower transshipment of grains from Paraguay and Bolivia due to difficult navigation conditions because of a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina which resulted in water levels in the Paraná River dropping to their lowest levels in decades. Such difficult conditions adversely affected Navios Logistics’ barge business through 2021, as barges have limited capacity in reduced drafts and trips take longer to be completed, which increases voyage expenses. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate profitably Navios Logistics’ barges and pushboats in the Hidrovia Region and Navios Logistics is forced to sell them to a third party located outside of the region, there is a limited market in which it would be able to sell these vessels, and accordingly it may be forced to sell them at a substantial loss, if at all. See “Item 5A. Operating Results—Overview—Factors Affecting Our Results of Operations—Weather Conditions”, as presented in Navios Logistics’ 20-F filed with SEC.

Delays, cancellations or non-completion of deliveries of purchased vessels, including second-hand and newbuilding vessels could have an adverse effect on Navios Logistics’ operating results.

Navios Logistics does not derive any revenue from a vessel until after its delivery and is required to pay substantial sums as progress payments during construction of a newbuilding or for the purchase of a secondhand vessel. In the event the vessel is not delivered by the shipyard or the seller is otherwise not accepted by Navios Logistics, Navios Logistics will not derive the revenues from such ship as they had planned and they may not be fully compensated under the construction agreement (and the related guarantees) with respect to such progress payments, or deposits paid to sellers, in which case Navios Logistics would lose the amounts they have advanced the seller or to the shipyards for such progress payments. In addition, if Navios Logistics enters into charterparties or contracts with its clients related to purchased vessels, if a shipbuilder or a seller fails to deliver the vessel as agreed, Navios Logistics may breach its obligations under such agreements with its customers. If Navios Logistics is in breach of those contracts, its customers may terminate them and, in addition to the resulting loss of revenues, Navios Logistics may be responsible for additional, substantial liquidated damages.

The completion and delivery of newbuildings could be delayed, cancelled or otherwise not completed because of:

•	quality, design or engineering problems;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	work stoppages or other labor disturbances at the shipyard;
•	bankruptcy or other financial crisis of the shipbuilder;
•	a backlog of orders at the shipyard;
•	political or economic disturbances;
•	the impact of extraordinary external events, such as the current pandemic health event resulting from COVID-19, and their collateral consequences, including labor shortages and government restrictions such as factory closures and restrictions on travel, resulting in the extended disruption of economic activity in the markets in which Navios Logistics operates;

•	weather interference or catastrophic event, such as a major earthquake or fire;
•	requests for changes to the original vessel specifications;
•	shortages of or delays in the receipt of necessary construction materials, such as steel;
•	inability to finance the construction or conversion of the vessels; or
•	inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, cancelled or otherwise not completed, Navios Logistics’ future earnings could be materially and adversely affected.

Navios Logistics faces risks and costs associated with operation of ports and vessels, which risks and costs increase as the operational port equipment and vessels age.

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to Navios Logistics’ port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. The failure to make capital expenditures to alter or add new equipment to Navios Logistics’ barges, pushboats, vessels and/or ports may restrict the type of activities in which these barges, pushboats, vessels and/or ports may engage and may decrease their operational efficiency and increase its costs.

As charterers prefer newer vessels that are more fuel efficient than older vessels, the age of some of its vessels, barges and pushboats may make them less attractive to charterers. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. The ages and rates at which risks and costs associated with vessels increase are dependent on numerous, complex factors and may vary substantially from vessel to vessel. Such factors include the condition of the vessel, the nature of the use of the vessel (including whether the vessel is used in fresh water, in which vessels typically have a longer a useful life, or salt water), whether various additional life-extending investments have been made in the vessel, any prior owner maintenance and operating practices, the nature of cargoes that could be carried, and the possibility that such vessels could be used in ports and docks, which could increase the wear on the vessel.

Navios Logistics cannot provide any assurance that as its operational port equipment and vessels barges and pushboats age, market conditions will justify those expenditures or enable Navios Logistics to operate them profitably during the remainder of their useful lives. If Navios Logistics sell such assets, they may have to sell them at a loss, or opt to scrap its assets, and if clients no longer use its ports or charter-out its vessels due to their age, its results of operations could be materially and adversely affected.

Spare parts or other key equipment needed for the operation of Navios Logistics’ ports and fleet may not be available off the shelf and Navios Logistics may face substantial delays in securing necessary parts or equipment. Failure to obtain necessary spare parts or key equipment in a timely manner could result in a loss of revenue.

Navios Logistics’ ports and its fleet may need spare parts in order to replace old or damaged parts in the normal course of their operations. Given the increased activity in the maritime industry and the manufacturing industry that supplies it, the manufacturers of key equipment for its vessels and its ports (such as engine makers, propulsion systems makers, control system makers and others) may not have the spare parts Navios Logistics require immediately available. In such circumstances, Navios Logistics may require a manufacturer to custom-produce equipment for them. In this case, its vessels and its ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in a substantial loss of revenues for Navios Logistics.

Navios Logistics’ failure to receive required approvals for or timely complete construction and commence full operation or secure satisfactory commercial contracts of its new planned port Murtinho terminal and Nueva Palmira Free Zone port terminal facilities could negatively affect Navios Logistics’ business operations, and Navios Logistics may experience difficulty managing its growth as its expands its business.

Navios Logistics is currently developing a multipurpose upriver port terminal in Port Murtinho in the State of Mato Grosso do Sul, in the center-west region of Brazil, for exports of agricultural commodities and imports of fertilizers and fuel products. Since 2018, Navios Logistics has purchased a total of approximately 9.0 hectares of undeveloped land including river-front located in Port Murtinho, on which Navios Logistics expects to construct the new terminal. Navios Logistics has developed a master plan for the new terminal and concluded the licensing process for construction. As of the date of this report, Navios Logistics expects to complete construction of the new terminal in 2023. The new terminal is still in the early stages of development, and there can be no assurance that it will be constructed.

Navios Logistics also has 144 acres available to be developed inside or near the Nueva Palmira Free Zone in Uruguay. In part of this available land, Navios Logistics plans to develop a new terminal for liquid products. The new liquid terminal will service the market for the storage and transshipment of fuel products for export from the Paraguay and Parana Rivers from Puerto Caceres (Brazil) to Nueva Palmira (Uruguay) (the “Hidrovia Waterway”) and the sale of fuel products within Nueva Palmira Free Zone for bunkering operations of vessels and push boats. Before commencement of operations of the new liquid terminal, Navios Logistics intends to start liquid operations in the area by selling liquid products within the Nueva Palmira Free Zone for bunkering operations of vessels and pushboats, which does not require any change in local regulation. There can be no assurance that Navios Logistics will obtain all necessary authorizations and permits, or that the new liquid terminal in Nueva Palmira will be constructed.

The available land in Brazil and Uruguay where Navios Logistics plans to develop the new terminals, requires authorizations and permits from several governmental authorities in order to do so. If these authorities deny Navios Logistics’ request for authorization, or if existing authorizations are revoked, Navios Logistics will not be able to proceed with construction.

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

At December 31, 2021, Navios Logistics employed 409 land-based employees and 626 seafarers as crew on its vessels. Crew costs are a significant expense for Navios Logistics. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which Navios Logistics generally bears under its time and spot contracts. Additionally, labor union activity in the Hidrovia Region may create pressure for Navios Logistics to pay higher crew salaries and wages. In addition, fuel is one of the largest voyage expenses in Navios Logistics’ barge and cabotage businesses, when the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by governments, worldwide price levels and market conditions. Currently, most of Navios Logistics’ long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. Navios Logistics may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent Navios Logistics’ contracts do not pass-through changes in fuel prices to its clients, Navios Logistics will be forced to bear the cost of fuel price increases. Navios Logistics may hedge in the futures market all or part of its exposure to fuel price variations. Navios Logistics cannot provide you any assurance that it will be successful in hedging its exposure. In the event of a default by Navios Logistics’ contractual counterparties or other circumstance affecting their performance under a contract, Navios Logistics may be subject to exposure under, and may incur losses in connection with, its hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. Navios Logistics may not be able to pass onto its customers the additional cost of such taxes and may suffer losses as a consequence of such inability.

Such increases in crew and fuel costs may materially and adversely affect Navios Logistics’ results of operations.

If Navios Logistics fails to fulfill the oil majors’ vetting processes, such failure could materially and adversely affect the employment of its tanker vessels in the spot and period markets, and consequently its results of operations.

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

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating Navios Logistics’ cash flows.

The hull and machinery of every commercial vessel with certain characteristics must be classed by a classification society that is authorized and is customarily a member of the International Association of Classification Societies Ltd. (“IACS”). The classification society must certify that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country whose flag such vessel flies and the international conventions of which that country is a member. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with international conventions such as the United Nations Safety of Life at Sea Convention (“SOLAS”). Most of Navios Logistics’ owned fleet is currently enrolled with Lloyd’s Register of Shipping and RINA (Italian Naval Register).

Vessels, pushboats and barges must undergo an annual survey, an intermediate survey and a special survey. For certain vessels, in lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery and/or its hull would be surveyed periodically over a five-year period. Certain of its vessels are on continuous survey cycles for machinery inspection. Certain vessels are also required to be drydocked every two to three years on intermediate survey and every five years on special survey, while pushboats are required to be drydocked every six years on special survey for inspection of the underwater parts of such vessel and every three years for a floating intermediate survey and barges are required to be drydocked up to every eight years on special survey for inspection of the underwater parts of such vessel and every two years for a floating intermediate survey.

If any vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a material adverse effect on our revenues due to the loss of revenues from such vessel until it was able to trade again.

Navios Logistics’ vessels could be subject to seizure through maritime arrest or government requisition.

Crew members, suppliers of goods and services to a vessel, barge or pushboat, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting the vessel or, under the “sister ship” theory of liability followed in some jurisdictions, arrest the vessel that is subject to the claimant’s maritime lien or any other vessel owned or controlled by the same owner. In addition, a government could seize ownership of one of Navios Logistics’ vessels or take control of a vessel and effectively become her charterer at charter rates dictated by the government. Generally, such requisitions occur during a period of war or emergency. The maritime arrest, government requisition or any other seizure of one or more of its vessels could interrupt our operations, reducing related revenue and earnings, and may require Navios Logistics to pay very large sums of money to have the arrest lifted.

The smuggling of drugs or other contraband onto Navios Logistics’ vessels may lead to governmental claims against us.

Navios Logistics’ vessels operate in South America where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. Under some jurisdictions, the conveyance of illegal drugs in vessels could subject these vessels to forfeiture to the government of such jurisdiction. To the extent its vessels are found with contraband, whether inside or attached to the hull of its vessel and whether with or without the knowledge of any of its crew, Navios Logistics may face governmental or other regulatory claims, which could have a material adverse effect on its business, results of operations, cash flows and financial condition.

Navios Logistics may employ its fleet on the spot market and thus expose itself to risk of losses based on short-term decreases in shipping rates.

Navios Logistics periodically employs some of its fleet on a spot basis. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in its target markets have not yet been clearly determined but Navios Logistics expects them to exhibit significant volatility as the South American markets mature. Navios Logistics cannot provide any assurance that it will be successful in keeping its fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably, as spot rates may decline below the operating cost of vessels. A significant decrease in spot market rates or its inability to fully employ its fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially and adversely affect its results of operations, and operating cash flow.

Because the fair market values of vessels may fluctuate significantly, Navios Logistics may incur losses when they sell its vessels.

Vessel values have historically been highly volatile. The market value of Navios Logistics’ vessels may fluctuate significantly in the future, and they may incur losses when they sell vessels, which would adversely affect Navios Logistics’ financial condition and results of operations. Some of the factors that affect the fair market value of vessels, all of which are beyond its control, are:

•	prevailing level of vessel contract rates;
•	number of newly constructed vessel deliveries;
•	number of vessels scrapped or otherwise removed from the total fleet;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	changes in global and local commodity supply and demand;
•	types and sizes of vessels;
•	development and viability of other modes of transportation and increase in use of other modes of transportation;
•	number of vessels of similar type and size currently on the market for sale;
•	cost of newly constructed vessels;
•	where the vessels were built and as-built specifications;

•	the availability of financing or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;
•	the cost of retrofitting or modifying existing vessels to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise;
•	governmental or other regulations; and
•	general economic and market conditions affecting the shipping industry.

Navios Logistics’ industry has inherent operational risks that its insurance may not adequately cover.

The operation of vessels in international and regional trade is inherently risky. Not all risks may be adequately insured against and any particular claim may not be paid and any indemnification paid due to the occurrence of a casualty covered by Navios Logistics’ policies may not be sufficient to entirely compensate Navios Logistics for the damages suffered. Navios Logistics does not currently maintain loss of hire, credit risk or defense insurance, which would cover the loss of revenue if any of its contracts were terminated prior to their expiration, and its legal costs to recover related damages. Navios Logistics also does not maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Furthermore, Navios Logistics does not maintain strike insurance, which would protect them from loss of revenue due to labor disruptions, except at its dry and wet port terminals. Accordingly, any extended vessel off-hire, due to an accident, labor disruption or other reason, could have a material adverse effect on its business. Any claims covered by insurance would be subject to deductibles. As a result, if Navios Logistics files a large number of insurance claims, the aggregate amount of these deductibles could be material.

Navios Logistics may be unable to procure adequate insurance coverage for its fleet or port terminals at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed its insurance coverage, which could harm its business, financial condition and operating results. Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for Navios Logistics to obtain. In addition, the insurance that may be available to Navios Logistics in the future may be significantly more expensive than its existing coverage.

Navios Logistics may not be able to timely obtain replacement vessels or other assets in the event of a loss. Furthermore, in the future, Navios Logistics may not be able to obtain adequate insurance coverage at reasonable rates for its fleet and port terminals. Navios Logistics’ insurance policies also contain deductibles, limitations and exclusions, which can result in significant increased overall costs to Navios Logistics.

Because Navios Logistics obtains some of its insurance through protection and indemnity associations, they may also be subject to calls, or premiums, in amounts based not only on its own claim records, but also on the claim records of all other members of the protection and indemnity associations.

Navios Logistics may be subject to calls, or premiums, in amounts based not only on its claim records but also on the claim records of all other members of the protection and indemnity associations through which Navios Logistics receives insurance coverage for tort liability, including pollution-related liability. Navios Logistics’ payment of these calls could result in significant expenses to them, which could have a material adverse effect on its business, results of operations and financial condition and its indebtedness.

Risks Relating to Navios Logistics’ Environmental Matters

Navios Logistics is subject to various laws, regulations, and international conventions, particularly environmental and safety laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities including any resulting from a spill or other environmental incident, which could affect its cash flows and profit.

Vessel owners and operators are subject to government regulation in the form of international conventions, and national, state, and local laws and regulations in the jurisdictions in which their vessels operate, in international waters, as well as in the country or countries where their vessels are registered. Such laws and regulations include those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, discharges of operational and other wastes into the water, and ballast water management. In particular, ballast water management requirements will likely result in compliance costs relating to the installation of equipment on our vessels to treat ballast water before it is discharged and other additional ballast water management and reporting requirements. Investments in ballast water treatment may have a material adverse effect on Navios Logistics’ future performance, results of operations, cash flows and financial position.

Port State regulation significantly affects the operation of vessels, as it commonly is more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe. Non-compliance with such laws and regulations can give rise to civil or criminal liability, and/or vessel delays and detentions in the jurisdictions in which Navios Logistics operates.

Navios Logistics’ vessels are subject to scheduled and unscheduled inspections by regulatory and enforcement authorities, as well as private maritime industry entities. This includes inspections by Port State control authorities, harbor masters or equivalent entities, classification societies, flag Administrations (country in which the vessel is registered), charterers, and terminal operators. Navios Logistics’ port terminals are subject to inspections by the National Board of Hidrografia and the Free Zone Authority in Uruguay and the Environmental Secretary in Paraguay. Certain of these entities require Navios Logistics to obtain permits, licenses and certificates for the operation of its vessels and port facilities. Failure to maintain necessary permits or approvals could result in the imposition of substantial penalties or require Navios Logistics to incur substantial costs or temporarily suspend operation of one or more of its vessels or port terminals.

Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality, maintenance, continuous training of officers and crews, and compliance with local and international regulations.

The legal requirements and maritime industry standards to which Navios Logistics and its vessels are subject are set forth below, along with the risks associated therewith. Navios Logistics may be required to make substantial capital and other expenditures to ensure that Navios Logistics remains in compliance with these requirements and standards, as well as with standards imposed by its customers, including costs for ship modifications and changes in operating procedures. Navios Logistics also maintains insurance coverage against pollution liability risks for all of its vessels in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines, as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles, and other terms and conditions. In addition, claims relating to pollution incidents for intentional or knowing violations of local environmental laws or the International Convention for the Prevention of Pollution from Ships may be considered by Navios Logistics’ protection and indemnity associations on a discretionary basis only. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position could be adversely impacted.

Because international conventions, laws, regulations, and other requirements are often revised, Navios Logistics cannot predict the ultimate cost of compliance or the impact on the fair market price or useful life of its vessels, nor can Navios Logistics assure that its vessels will be able to attain and maintain certifications of compliance with various regulatory requirements.

Similarly, governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, are expected to become stricter in the future. Navios Logistics believes that the heightened environmental, quality, and security concerns of insurance underwriters, regulators, and charterers will lead to additional requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements, and heightened due diligence obligations. Navios Logistics also may be required to take certain of its vessels out of service for extended periods of time to address changing legal requirements, which would result in lost revenue. In the future, market conditions may not justify these expenditures or enable Navios Logistics to operate its vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs.

Specific examples of expected changes that could have a significant, and potentially material, impact on Navios Logistics’ business include:

•	Limitations on sulfur oxide and nitrogen oxide emissions from ships could cause increased demand and higher prices for low sulfur fuel due to supply constraints, as well as significant cost increases due to the implementation of measures such as fuel switching, vessel modifications such as adding distillate fuel storage capacity, or installation of exhaust gas cleaning systems or scrubbers;
•	Environmental requirements can affect the resale value or useful lives of its vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports;
•	Under local and national laws, as well as international treaties and conventions, Navios Logistics could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from its vessels or otherwise in connection with its operations.

For a more detailed discussion regarding the details of these international and domestic laws, see “Item 4.B. Information on the Company—Business Overview—REGULATION”, as presented in Navios Logistics’ 20-F filed with SEC.

Navios Logistics is subject to extensive environmental legislation, and if Navios Logistics or its subsidiaries do not comply with the applicable regulations, Navios Logistics’ business may be adversely affected.

If, during the course of its operations, any spillage of polluting products into the marine environment occurs, and the activities of one or more vessels are stopped, its business, results of operations, and reputation may be damaged.

In addition, new or more stringent environmental standards (including measures to address climate change) imposed on Navios Logistics could require additional investments that may vary widely from those currently planned, and, as a result, Navios Logistics may be adversely affected.

Navios Logistics may be liable for losses and damages to third parties, including environmental damages.

Environmental legislation in certain jurisdictions where Navios Logistics operates imposes strict civil liability on anyone who causes, directly or indirectly, environmental degradation. Therefore, the duty to repair or indemnify the damages caused to the environment and to affected third parties does not depend on intent or guilt, but rather on the existence of any damage as a result of the activity carried out. The payment of substantial environmental fines or charges may have a material adverse effect on Navios Logistics. Further, a single action can result in environmental liability in civil, criminal or administrative proceedings, or any combination thereof. The absence of responsibility in one of these spheres does not necessarily exempt the accused from responsibility in the others. Should Navios Logistics causes or otherwise be held responsible for any environmental damage, Navios Logistics may experience an adverse effect on its business and results of operation.

Navios Logistics may fail to comply with the conditions provided for under its environmental licenses.

Navios Logistics’ operations depend on environmental licensing granted by governmental authorities. Such licensing is usually subject to technical conditions that may involve limitations on its operations. Navios Logistics may fail to comply with the aforementioned conditions and become subject to fines or the revocation or suspension of its licenses, which have a material adverse effect on its results of operations.

Risks Relating to the Countries in which Navios Logistics’ Operates

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

The financial condition and the results of operations of Navios Logistics’ Argentine subsidiary depend to a large extent on political, macroeconomic and regulatory circumstances in Argentina. The Argentine economy has experienced significant volatility in recent years, including several periods of low or negative growth and high and variable levels of inflation and devaluation. The Argentine economy is currently in recession, exacerbated by the global COVID-19 pandemic, which may result in increased inflation or further economic deterioration in Argentina. There can be no assurance that the condition of the Argentine economy will improve in the future. As a result, both the policies that could be adopted by the Argentine government as well as future economic, macroeconomic, regulatory, social and political circumstances or developments in Argentina could have a material adverse effect on the business, financial condition or results of operations of its local subsidiaries as well as the value of certain of its assets.

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

Since taking office in 2019, the Fernandez administration has announced and introduced significant economic and policy reforms. On December 21, 2019, the Argentine Congress approved the “Social Solidarity and Productive Reactivation Law,” which entered into force on December 23, 2019. This law declared a public emergency in economic, financial, fiscal, administrative, pension, tariff, energy, health and social matters, and introduced several tax changes in Argentina, such as income tax, personal assets tax, taxation on the purchase of foreign currency and export duties on certain services.

The Fernandez administration established the right of affected workers to receive -twice the legally mandated severance pay in case of dismissal without just cause. A progressive reduction of the doubled severance pay in case of dismissal without just cause was implemented on December 2021. In 2020, the Argentinean government issued Decree No. 329/2020, restricting the ability to terminate employment with or without cause which has been extended thus far June 30, 2022.

The Argentinean government was under negotiations with the International Monetary Fund (the “IMF”) to restructure Argentina’s debts with the IMF. In 2022, the board of the IMF approved a new program with Argentina for about $44.0 billion. Any failure from Argentina to comply with this new agreement or to eventually restructure its debt can lead to a default scenario which could adversely affect Navios Logistics’ result of its operations and its business.

Navios Logistics cannot provide any assurance that the policies of the Fernandez administration, or future economic, regulatory, social and political developments in Argentina will not adversely affect the Argentine economy and impair Navios Logistics’ business, financial condition or results of operations.

Continuing inflation may have material adverse effects on the Argentine economy.

Argentina has faced and continues to face high inflationary pressures. Over the last few years, the Argentine government has implemented certain programs aimed at controlling inflation and monitoring the prices of many goods and services, including price agreements between the Argentine government and private sector companies. According to official information published by the Argentine Statistics and Census Institute (Instituto Nacional de Estadística y Censos), the inter-annual inflation recorded for the years 2018, 2019, 2020 and 2021 reached 47.6%, 53.8%, 36.1% and 50.9%, respectively. The increase in salaries and public expenditure under the new Fernandez administration could have a direct influence on inflation.

A high inflation economy could undermine Argentina’s cost competitiveness abroad if not offset by a devaluation of the Argentine peso, which could also negatively affect economic activity and employment levels. Freight under those contracts with clients from Navios Logistics’ Argentine subsidiary is denominated in U.S. dollars and is collected in Argentine pesos at the prevailing exchange rate. These contracts also include crew cost adjustment terms. Uncertainty about future inflation may contribute to slowdown or contraction in economic growth. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Navios Logistics’ Argentine subsidiary could be affected by inflation and exchange rate volatility in the future. There can be no assurance that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Fernandez administration to control inflation will be effective or successful.

Notwithstanding the economic environment in Argentina, including Argentina’s increase of its monetary base to finance public expenditures, and the resulting high inflation as of December 31, 2021, we do not consider inflation to be a significant risk factor to our cost of doing business in the future as the functional currency of our Argentine subsidiary is the U.S. dollar. In addition, the day-to-day operations of our Argentine subsidiary are dependent on the relative value of the Argentine peso to the U.S. dollar.

The current and future foreign exchange policy of Argentina may affect the ability of Navios Logistics’ Argentine subsidiary to make cash remittances outside of Argentina.

In Argentina, since the amendment of the convertibility law in December 2001, the Argentine government has imposed several restrictions on the purchase of foreign currency in the exchange market and the transfer of funds outside of Argentina, substantially limiting the ability of companies to retain foreign currency or make payments abroad, including the distribution of dividends Beginning in December 2015, the Argentine government gradually eased such restrictions, until their complete lifting in 2017. However, on September 1, 2019, the Argentine government reinstated exchange controls and restrictions on transfers abroad. These new controls and restrictions currently apply with respect to access to the Argentine foreign exchange market for purchase of foreign currencies, the payment of external financial debts, the payment of dividends and corporate profits, payments of imports of goods and services, among other things, and impose the obligation to repatriate and settle the proceeds from exports of goods and services in Argentine pesos. In addition, the Argentine Central Bank established certain regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the restrictions set forth by the current foreign exchange control regulations.

As of the date hereof, the restrictions outlined above remain in place. As a consequence of the deepening of exchange controls, the difference between the official exchange rate, which is currently utilized for both commercial and financial operations, and other informal exchange rates that arose implicitly as a result of certain operations commonly carried out in the capital markets (“dollar MEP” or Blue Chip Swaps (contado con liquidación), increased during 2021, creating a gap of approximately 100% with the official exchange rate as of December 31, 2021.

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

Fluctuations in the value of the Argentine peso could adversely affect the Argentine economy, and consequently Navios Logistics’ results of operations in Argentina or the financial condition of its Argentine subsidiary.

The Argentine peso has suffered significant devaluations against the U.S. dollar in the past and has continued to devalue against the U.S. dollar in recent months. According to Argentina’s Central Bank, the Argentine peso depreciated approximately 17.5% in 2017, 100% in 2018, 56% in 2019, 41% in 2020 and 22% in 2021.

The devaluation of the Argentine peso has had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt and has also led to very high inflation and significantly reduced real wages. If the Argentine peso is further significantly devalued, the Argentine economy and Navios Logistics’ business in Argentina could be adversely affected. As of September 2019, foreign currency controls have been reinstated in Argentina.

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

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the EU, China and the United States), including as a result of the COVID-19 pandemic, could have a material adverse impact on Argentina’s balance of trade and could adversely affect Argentina’s economic growth. Argentina may also be affected by other countries that have influence over world economic cycles. If interest rates rise significantly in developed economies, including the United States, emerging market countries, whose economies, including Argentina, could find it increasingly challenging and expensive to borrow capital and refinance existing debt, which could negatively affect their economic growth.

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

Risks Relating to Uruguayan Free Zone Regulation

Navios Logistics may be materially and adversely affected by any termination, non-renewal or non-extension of the tax incentives that benefit certain of its subsidiaries in Uruguay.

Certain of Navios Logistics’ subsidiaries in Uruguay are operating as direct free trade zone users under free zone user agreements (the “Free Zone User Agreements”) with the Uruguayan Free Zones Department, formelry known as the Free Zones Division of the Uruguayan Department of Trade. The Free Zone User Agreements allow these subsidiaries to operate in isolated public areas in Nueva Palmira, Uruguay, and to enjoy tax exemptions and other benefits, such as a generic exemption on present and future Uruguayan national taxes including the Corporate Income Tax, Value-Added Tax and Wealth Tax. Other benefits that such subsidiaries enjoy are simplified corporate law provisions, the ability to negotiate preferential public utility rates with government agencies and government guarantees of maintenance of such benefits and tax exemptions. Free trade zone users do not need to pay import and export tariffs to introduce goods from abroad to the free trade zone, to transfer or send such goods to other free trade zones in Uruguay or send them abroad. These Free Zone Agreements have been extended to 2046 and may be extended further until 2066 at its option. In order to ensure the continuity of these incentives through the course of their terms, Navios Logistics’ subsidiaries must meet the Free Zone User Agreements or regulations governing free trade zones. However, its subsidiaries may lose all the tax benefits granted to them or be subject to fines if the Uruguayan Free Zones Department concludes that its subsidiaries breached or failed to comply with the Free Zone User Agreements or regulations governing free trade zones. As a result, we could be materially and adversely affected.

The following are some of the causes under which the Uruguayan Free Zones Department may terminate the Free Zone User Agreements prior to expiration: the non fulfilment of the obligations to improve the land, as per the terms of each Free Zone User Agreements; breaches of the terms of the Free Zone User Agreements or the Free Zone Act No. 15,921; violation of labor laws; failure to pay agreed fees to the Uruguayan authorities; failure to make required social security contributions; or the commission of illegal acts or acts expressly forbidden by the Free Zone User Agreements. Should such Uruguayan subsidiaries lose their free zone user status, they will not be able to operate as free zone users and therefore not able to operate their terminal facilities.

The right of the Uruguayan Free Zones Department to terminate the Free Zone User Agreements prior to the stated expiration date in the agreement is subject to an explanation on the specific factual and the legal basis for the early-termination decision. Not, every breach by a free-zone user will entitle the Uruguayan Free Zones Department to terminate a Free Zone User Agreement prior to its stated expiration date. Such a decision must therefore be proportional to the degree of alleged noncompliance.

Navios Logistics can provide no assurance that the tax benefits and exemptions granted to Navios Logistics’ subsidiaries under the Free Zone User Agreements will be renewed after the expiration of the Free Zone User Agreements, that the Free Zone User Agreements will not be terminated prior to the agreed-upon expiration dates, or that, if renewed or otherwise replaced, the terms of any new Free Zone User Agreements will provide for equivalent or more favorable terms and conditions than those currently in effect. Navios Logistics will be materially and adversely affected if tax incentives that benefit its subsidiaries or the Free Zone User Agreements providing for such incentives are terminated and Navios Logistics is not able to renew or replace them. Even if the Free Zone User Agreements are renewed, if they provide for tax incentives that are not as favorable to Navios Logistics as those currently in effect, Navios Logistics’ financial condition and results of operations could suffer a material adverse effect.

Other Risks Relating to the Countries in which Navios Logistics’ Operates

Certain of the countries in which Navios Logistics operate or may in the future operate in have experienced, and may continue to experience or experience in the future, political, legal and economic instability. Its activities may be adversely affected by political or economic instability or changes in law relating to our industry including changes occurring in response to COVID-19. Navios Logistics operates in Argentina, Brazil, Uruguay, Paraguay and other markets. Navios Logistics can provide no assurance that changes in the governments or laws of the jurisdictions in which they operate or in the regulatory environment for its industry or for foreign-domiciled companies in such jurisdictions will not occur, or that such changes will not result in a material adverse effect on its business, financial condition, results of operations and prospects.

Navios Logistics is an international company, and as such is exposed to the risks of doing business in many different countries, including risks associated with operations in emerging market countries, whose economies, markets and legal systems may be less developed.

Navios Logistics is an international company and conducts all of its operations outside of the United States and expects to continue doing so for the foreseeable future. These operations are performed in countries that are historically less developed and stable than the United States, such as Argentina, Brazil, Bolivia, Paraguay and Uruguay.

Some of the other risks Navios Logistics is generally exposed to through its operations in emerging market countries include among others:

•	political and economic instability, changing economic policies and conditions, and war and civil disturbances;
•	recessions in economies of countries in which Navios Logistics has business operations;

•	frequent government interventions into the country’s economy, including changes to monetary, fiscal and credit policy;
•	the impact of extraordinary external events, such as COVID-19, and their consequences, resulting in the disruption of economic activity in our markets;
•	the imposition of additional withholding, income or other taxes, or tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;
•	the modification of Navios Logistics’ status or the rules and regulations relating to the international tax-free trade zone in which it operates its dry port;
•	the imposition of executive and judicial decisions upon Navios Logistics’ vessels by the different governmental authorities associated with some of these countries;
•	the imposition of or unexpected adverse changes in foreign laws or regulatory requirements;
•	longer payment cycles in foreign countries and difficulties in collecting accounts receivable;
•	difficulties and costs of staffing and managing its foreign operations;
•	compliance with anti-bribery laws; and
•	acts of terrorism.

These risks may result in unforeseen harm to Navios Logistics’ business and financial condition. Also, some of its customers are headquartered in South America, and a general decline in the economies of South America, or the instability of certain South American countries and economies, could materially and adversely affect Navios Logistics.

Navios Logistics’ business in emerging market countries requires it to respond to rapid changes in market conditions in these countries. Navios Logistics’ overall success in international markets depends, in part, upon its ability to succeed in different legal, regulatory, economic, social and political conditions. Navios Logistics may not continue to succeed in developing and implementing policies and strategies that will be effective in each location where it does business. Furthermore, the occurrence of any of the foregoing factors may have a material adverse effect on its business and results of operations.

Changes in rules and regulations with respect to cabotage or the interpretation of such rules and regulations in the markets in which Navios Logistics’ operate could have a material adverse effect on its results of operations.

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

Navios Logistics engages in regional commerce with a variety of entities. Navios Logistics’ revenues are predominantly U.S. dollar-denominated at the present. Additionally, Navios Logistics’ South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaraníes, Argentine pesos and Brazilian reais; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2021, 2020 and 2019 approximately 50.8%, 47.8% and 53.4%, respectively, of its expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing Navios Logistics’ income. A greater percentage of Navios Logistics’ transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of its overall risk management policy, Navios Logistics may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee it will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which it operates may occur, and if such fluctuations were to occur in one or a combination of the countries in which it operates, its results of operations or financial condition could be materially and adversely affected.

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

Based upon our actual and projected income, assets and activities, we believe that we should not be a PFIC for our taxable year ended December 31, 2021 or for subsequent taxable years. Based upon our operations as described herein, our income from time charters should not be treated as passive income for purposes of determining whether we are a PFIC. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority, which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position and there is a risk that the IRS or a court of law could determine that we are a PFIC. In addition, no assurance can be given as to our current and future PFIC status, because such status requires an annual factual determination based upon the composition of our income and assets for the entire taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our income and assets for this purpose, and there are legal uncertainties involved in determining whether the income derived from our chartering activities and from our logistics activities constitutes rental income or income derived from the performance of services. We have not sought, and we do not expect to seek, an IRS ruling on this issue. As a result, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot provide any assurance that the nature of our operations, or the nature or composition of our income or assets, will not change in the future, or that we can avoid PFIC status in the future.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, and which election may not be available if our common stock were to cease to be listed on the NYSE), such stockholders would be liable to pay U.S. federal income tax at the then prevailing ordinary income tax rates, plus interest, upon excess distributions and upon any gain from the disposition of their shares of common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of the common stock. In addition, for each year during which we are treated as a PFIC and a U.S. holder actually or constructively own our common stock you generally will be required to file IRS Form 8621 with its U.S. federal income tax return to report certain information concerning your ownership of our common stock. Please see the discussion under “Taxation—Material U.S. Federal Income Tax Considerations — Taxation of U.S. Holders of our Common Stock — Passive Foreign Investment Company Status.”

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

The Company operates a fleet of owned and bareboat-in Capesize, Panamax, Ultra Handymax and Handysize vessels and a fleet of time chartered Capesize, Panamax, Ultra Handymax and Handysize vessels that are employed to provide worldwide transportation of bulk commodities. Navios Holdings is a global seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. For over 60 years, producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners charterers, ship and derivative brokers, agents, and financial business partners have relied on Navios Holdings’ expertise and innovation.

Navios Logistics

Navios Logistics, a consolidated subsidiary of the Company, was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest infrastructure and logistics companies in the Hidrovia Region of South America, the main navigable river system in the region, and further operates on the cabotage trades along the south-eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its strategically located port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. Navios Logistics serve its customers in the Hidrovia Region through its three port storage and transfer facilities, one for agricultural, forest-related exports, one for mineral related exports both located in Nueva Palmira Free Zone, Uruguay, and one for refined petroleum products in San Antonio, Paraguay. Navios Logistics complements its three Port Terminals with a diverse fleet of 359 barges and pushboats and eight vessels, including six tankers, one bunker vessel and one river and estuary tanker vessel which operate in our cabotage business. Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG).

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed cash, and the authorized capital stock of its wholly-owned subsidiary Corporacion Navios S.A. (“CNSA”) in exchange for the issuance and delivery of 63.8% of Navios Logistics’ outstanding common stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for cash, and the issuance of 36.2% of Navios Logistics’ outstanding stock. As of December 31, 2021, Navios Holdings owned 63.8% of Navios Logistics’ outstanding common stock.

Affiliate companies (not consolidated under Navios Holdings)

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo and tanker vessels and is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer and also containers, chartering its vessels under short, medium and longer-term charters.

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Republic of the Marshall Islands. Navios GP L.L.C., a wholly-owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners. In August 2019, Navios GP L.L.C. ceased to be Navios Partners’ general partner.

A one-for-15 reverse stock split of all outstanding common units of Navios Partners became effective on May 21, 2019.

On March 31, 2021, Navios Partners completed the acquisition of Navios Containers (“NMCI Merger”), referred to in Note 9 included elsewhere in this Annual Report.

On October 15, 2021 Navios Partners completed the merger (“NNA Merger”) with Navios Acquisition, referred to in Note 9 included elsewhere in this Annual Report.

As of December 31, 2021, Navios Holdings had a 10.3% ownership interest in Navios Partners. Incentive distribution rights are held by a consolidated subsidiary of Navios Holdings.

Navios Acquisition

Navios Acquisition, was an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of December 31, 2020, Navios Holdings had a 29.5% economic interest in Navios Acquisition.

On October 15, 2021, Navios Partners completed the NNA Merger (as defined herein). As a result thereof, Navios Acquisition became a wholly-owned subsidiary of Navios Partners. Each outstanding common unit of Navios Acquisition that was held by a unitholder, other than Navios Partners, Navios Acquisition and their respective subsidiaries was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public unitholders of Navios Acquisition. As of the close market on October 15, 2021, Navios Acquisitions’ common shares were no longer listed for trading on NYSE. Refer to Note 9 “Investments in Affiliate Companies and Investments in Available–For–Sale Securities” to the consolidated financial statements included elsewhere in this Annual Report. As of December 31, 2021, Navios Holdings had no equity investment in Navios Acquistion due to the NNA Merger.

Navios Containers

Navios Containers was an international owner and operator of containerships.

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

In connection with the conversion, Navios Maritime Containers GP LLC, a Republic of the Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings, was admitted as Navios Containers’ general partner and held a non-economic interest that did not provide the holder with any rights to profits or losses of, or distribution by, the partnership. As a result of holding the general partner interest, control was obtained by Navios Holdings. As of that date, Navios Holdings obtained control over Navios Containers and consequently the results of operations of Navios Containers were consolidated under Navios Holdings. Following the sale of Navios Containers’ general partnership interest effected on August 30, 2019, referred to in Note 3 included elsewhere in this Annual Report, Navios Holdings lost control and deconsolidated Navios Containers from that date onwards. The results of operations of Navios Containers for the period consolidated under Navios Holdings had been reported as discontinued operations for all the periods presented.

As a result, since August 30, 2019, Navios Containers was not a controlled subsidiary of Navios Holdings and the investment in Navios Containers was accounted for under the equity method due to Navios Holdings’ significant influence over Navios Containers.

As of December 31, 2020, Navios Holdings had a 3.9% ownership interest in Navios Containers. On March 31, 2021, Navios Partners completed the acquisition of Navios Containers, referred to in Note 9 included elsewhere in this Annual Report. Following the acquisition of Navios Containers by Navios Partners, Navios Containers’ common units were no longer listed for trading on NASDAQ. Refer to Note 9 “Investments in Affiliate Companies and Investments in Available–For–Sale Securities” to the consolidated financial statements included elsewhere in this Annual Report.

As of December 31, 2021, Navios Holdings had no equity investment in Navios Containers due to the NMCI Merger.

Navios Europe I

Navios Europe I was engaged in the marine transportation industry through the ownership of five tanker and five container vessels.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I under the laws of Republic of the Marshall Islands and had economic interests of 47.5%, 47.5% and 5.0%, respectively, and effective from November 2014, voting interests of 50%, 50% and 0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating to $10.0 million from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners also made available to Navios Europe I revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the amount of the Navios Revolving Loans I increased by $30.0 million. On November 22, 2019, an agreement was reached to liquidate Navios Europe I. As of December 31, 2019, the Company received in cash all balances relating to Navios Europe I following the liquidation of the structure. Refer to Note 16 “Transactions with Related Parties” to the consolidated financial statements included elsewhere in this Annual Report.

Navios Europe II

Navios Europe II was engaged in the marine transportation industry through the ownership of seven dry bulkers and seven containership vessels.

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners had established Navios Europe II under the laws of Republic of the Marshall Islands and had economic interests of 47.5%, 47.5% and 5.0%, respectively, and voting interests of 50.0%, 50.0% and 0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of a senior loan facility (the “Senior Loans II”) and loans aggregating to $14.0 million from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”). In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners would also have made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of the Navios Revolving Loans II increased by $14.0 million. On April 21, 2020, Navios Europe II and the lenders agreed to fully release the liabilities under the Junior Loan II for $5.0 million. The structure was liquidated in June 2020. As of December 31, 2020, the Company received in cash all balances relating to Navios Europe II and acquired two Panamax vessels of Navios Europe II. Refer to Note 16 “Transactions with Related Parties” to the consolidated financial statements included elsewhere in this Annual Report.

B. Business overview

Introduction

Navios Holdings, a global seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain, is a holding company owning dry bulk vessels and various investments in entities owning maritime and infrastructure assets. For over 60 years, producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners, charterers, ship and derivative brokers, agents, and financial business partners have relied on Navios Holdings’ expertise and innovation. In August 2019, Navios Holdings sold its ship management division, and the general partnership interests in Navios Partners (except for the incentive distribution rights) and Navios Containers GP LLC to NSM an affiliate of our Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou. See also “Item 7.B Related party transactions”.

Following the sale of the management division effected on August 30, 2019, Navios Holdings’ owned fleet is commercially and technically managed by the Manager utilizing the same commercial ship management expertise and relationships developed in prior years. NSM owns all entities providing ship management services and employs all associated people. NSM owns the general partner interests in Navios Partners (except for the incentive distribution rights still held by the Company). The Company deconsolidated Navios Containers from August 30, 2019 onwards.

Navios Holdings’ current core fleet (excluding the Navios Logistics fleet) has an average age of which is approximately 9.3 years, based on the fully delivered fleet and consists of a total of 36 vessels, aggregating approximately 3.9 million dwt. Navios Holdings owns 25 vessels (including five vessels under bareboat contracts), consisting of 10 Capesize vessels (169,000-182,000 dwt), 12 Panamax vessels (74,000-85,000 dwt), and three Ultra Handymax vessels (50,000-59,000 dwt). It also time charters-in and operates a fleet of one Ultra Handymax, one Handysize (28,000-38,000 dwt), seven Panamax, and two Capesize vessels under long-term time charters Navios Holdings has options to acquire nine time charter-in vessels (on one of which Navios Holdings holds an initial 50% purchase option) and five vessels under bareboat contracts.

Navios Holdings’ strategy and business model focuses on:

•	Pursuing an appropriate balance between vessel ownership and a long-term charter-in fleet. Navios Holdings controls, through a combination of vessel ownership and long-term time chartered vessels, a fleet with an average age of approximately 9.3 years, basis fully delivered fleet, and 3.9 million dwt in tonnage (excluding Navios Logistics’ fleet). Navios Holdings’ ability, through its long-standing relationships with various shipyards and trading houses, to charter-in vessels allows it to control additional shipping capacity without the capital expenditures required by new vessel acquisition. In addition, having purchase options on nine time charter-in vessels and five purchase options of the vessels under bareboat contracts permits Navios Holdings to determine when is the most commercially opportune time to own or charter-in vessels. Navios Holdings intends to monitor developments in the sales and purchase market to maintain the appropriate balance between owned and long-term time chartered vessels.
•	Capitalize on Navios Holdings’ and the Manager’s established reputation. We intend to capitalize on the global network of relationships that Navios Holdings and the Manager have developed during our long history of investing and operating in the marine transportation industry. This includes decades-long relationships with leading charterers, financing sources and key shipping industry players. When charter markets and vessel prices are depressed and vessel financing is difficult to obtain, we believe the relationships and experience of Navios Holdings and the Manager enhances our ability to acquire young, technically advanced vessels at cyclically low prices and employ them under attractive charters with leading charterers. Through our established reputation and relationships, Navios Holdings and the Manager have had access to opportunities not readily available to most other industry participants that lack Navios Holdings’ and the Manager’s brand recognition, credibility and track record.
•	Utilize industry expertise to take advantage of market volatility. The dry bulk shipping market is cyclical and volatile. Navios Holdings uses its experience, as executed on its behalf by the Manager, in the industry, sensitivity to trends, and knowledge and expertise in risk management to hedge against, and in some cases, to generate profit from, such volatility.
•	Maintain customer focus and reputation for service and safety. Navios Holdings is recognized by its customers for the high quality of its service and safety record. Navios Holdings’ high standards for performance, reliability, and safety provide Navios Holdings with an advantageous competitive profile.
•	Benefit from the Manager’s Risk Management Practices and Corporate Managerial Support. Risk management requires the balancing of a number of factors in a cyclical and potentially volatile environment. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns. Navios Holdings actively engages in assessing financial and other risks associated with fluctuating market rates, fuel prices, credit risks,interest rates and foreign exchange rates. Navios Holdings closely monitors its credit exposure to customers and other counterparties. Navios Holdings has entered into the management agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Holdings. When negotiating on behalf of Navios Holdings’ various vessel employment contracts, the Manager has established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. We believe that Navios Holdings benefits from these established policies.

66

.

•	Sustain a Competitive Cost Structure. Pursuant to our management agreement with the Manager, the Manager coordinates and oversees the commercial, technical and administrative management of our fleet. We believe that the Manager is able to do so at rates competitive with those that would be available to us through independent vessel management companies. For example, pursuant to our management agreement with the Manager, management fees for vessel operating expenses of our vessels are fixed through August 2022, increasing thereafter by 3% annually, unless otherwise agreed. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs. We believe that we will be able to leverage the economies of scale of the Manager and manage operating, maintenance and corporate costs. At the same time, we believe that the young modern vessels in our fleet, coupled with the Manager’s safety and environmental record, will position us favorably within the drybulk transportation sector with our customers and for future business opportunities.
•	Enhance vessel utilization and profitability through a mix of spot charters, and time charters. Specifically, this strategy is implemented as follows:
•	The operation of voyage charters or spot fixtures for the carriage of a single cargo from load port to discharge port;
•	The operation of time charters (whether with a fixed rate or a floating rate based on a Baltic index or other commonly published index), whereby the vessel is hired out for a predetermined period but without any specification as to voyages to be performed, with the ship owner being responsible for operating costs and the charterer for voyage costs, such as the costs for bunker fuel and port charges (some floating rate time charters come with an option to lock in a fixed rate for a specified amount of time in the future which can be used to hedge against an expected fall in the market and/or to secure profitability at rates available at the lock in time); and
•	Ensuring a high fleet utilization: The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. At 99.2% as of December 31, 2021, Navios Holdings believes that it has one of the highest fleet utilization rates in the industry.

Competitive Advantages

Navios Holdings controls approximately 3.9 million dwt (excluding Navios Logistics) in dry bulk tonnage. Management believes that Navios Holdings occupies a competitive position within the industry in that its reputation in the global dry bulk markets permits it to enter into at any time, and take on spot, medium or long-term freight commitments, depending on its view of future market trends. In addition, many of the long-term charter deals may be brought to the attention of Navios Holdings prior to even being quoted in the open market. Even in the open market, Navios Holdings’ solid reputation allows it to take in (or put out) large amounts of tonnage on a short, medium, or long-term basis on very short notice. This ability is possessed by relatively few ship owners and operators and is a direct consequence of Navios Holdings’ market reputation for reliability in the performance of its obligations in each of its roles as a ship owner, and charterer. Navios Holdings, therefore, has much greater flexibility than a traditional ship owner or charterer to quickly go “long” or “short” relative to the dry bulk markets.

Navios Holdings’ long involvement and reputation for reliability in the Asian Pacific region have also allowed it to develop privileged relationships with many of the largest trading houses in Japan, such as Mitsui & Co and Itochu Corporation. Through these institutional relationships, Navios Holdings has obtained long-term charter-in deals based on time charter, bareboat charter and/or sale and leaseback agreements, with options to extend time charters and options to purchase the majority of the vessels. Through its established reputation and relationships, Navios Holdings has access to opportunities not readily available to most other industry participants who lack Navios Holdings’ brand recognition, credibility, and track record.

In addition to its long-standing reputation and flexible business model, management believes that Navios Holdings is well-positioned in the dry bulk market on the basis of the following factors:

•	A young, modern fleet of vessels that provides a variety of operational advantages, such as higher levels of productivity, as well as a competitive advantage over owners of older fleets, especially in the time charter market, where age, fuel economy and quality of a vessel are of significant importance in competing for business;

•	A core fleet which has been chartered-in (some through 2030, assuming minimum available charter extension periods are exercised) on terms generally that allow Navios Holdings to charter-out the vessels at an attractive spread during strong markets and to weather down cycles in the market while maintaining low costs;

•	Strong commercial relationships with both freight customers and trading houses and ship owners, providing Navios Holdings with access to future attractive long-term time charters on newbuildings with valuable purchase options;
•	Strong commercial and technical management team provided by the Manager who oversees every step of the technical management, from the construction of the vessels to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs and drydocking, providing cost visibility, economies of scale, efficiency in Navios Holdings’ owned fleet operations;
•	Visibility into worldwide commodity flows through its physical shipping operations and port terminal operations in South America; and
•	An experienced management team with a strong track record and a strong brand having a well established reputation for reliability and performance.

Management intends to maintain and build on these qualitative advantages, while at the same time continuing to benefit from Navios Holdings’ reputation and the Manager’s expertise.

Shipping Operations

Navios Holdings’ Fleet. Navios Holdings currently controls a core fleet of 25 owned vessels (including five bareboat-in vessels) and 11 charter-in vessels. The average age of the fleet is 9.3 years.

Owned Fleet. Navios Holdings currently owns and operates a fleet comprised of 12 Panamax vessels (including five vessels under bareboat contracts), ten Capesize vessels and three Ultra Handymax vessels.

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
N Amalthia	Panamax	2006	75,318
Navios Galileo	Panamax	2006	76,596
N Bonanza	Panamax	2006	76,596
Jupiter N	Panamax	2011	93,062
Rainbow N	Panamax	2011	79,642
Navios Stellar	Capesize	2009	169,001
Navios Happiness	Capesize	2009	180,022
Navios Phoenix	Capesize	2009	180,242
Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Canary	Capesize	2015	180,528
Navios Corali	Capesize	2015	181,249

Long-term Bareboat charter-in Fleet in Operation

Vessel Name	Vessel Type	Delivery Date	Deadweight (in metric tons)	Purchase Option (1)
Navios Herakles I	Panamax	Q3 2019	82,036	Yes
Navios Uranus	Panamax	Q4 2019	81,516	Yes
Navios Galaxy II	Panamax	Q1 2020	81,789	Yes
Navios Felicity I	Panamax	Q1 2020	81,946	Yes
Navios Magellan II	Panamax	Q2 2020	82,037	Yes

Long-Term Fleet. In addition to the 25 owned vessels, Navios Holdings currently controls a fleet of seven Panamax, two Capesize, one Ultra Handymax, and one Handysize vessels under long-term charter-in contracts, having an average age of approximately 6.2 years.

Long-term Charter-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option (1)
Navios Lyra	Handysize	2012	34,718	Yes (2)
Navios Venus	Ultra Handymax	2015	61,339	Yes
Navios Amber	Panamax	2015	80,994	Yes
Navios Sky	Panamax	2015	82,056	Yes
Navios Coral	Panamax	2016	84,904	Yes
Navios Citrine	Panamax	2017	81,626	Yes
Navios Dolphin	Panamax	2017	81,630	Yes
Navios Gemini	Panamax	2018	81,704	No (3)
Navios Horizon I	Panamax	2019	81,692	No (3)
Navios Felix	Capesize	2016	181,221	Yes
Navios Obeliks	Capesize	2012	181,415	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.
(3)	Navios Holdings has the right of first refusal and profit share on sale of vessel.

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

Short-Term Fleet: Navios Holdings’ “short-term fleet” may from time to time comprise of Capesize, Panamax and Ultra Handymax vessels charter-in for duration of less than 12 months. The number of short-term vessels varies from time to time. These vessels are not included in the “core fleet” of the Company.

Exercise of Vessel Purchase Options

Navios Holdings has executed purchase options for seven Panamax, four Capesize vessels and seven Ultra Handymax, which were delivered on various dates from November 30, 2005 until June 2021. Navios Holdings currently has options to acquire nine charter-in vessels currently in operation and five bareboat-in vessels.

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

•	Credit Risk: Navios Holdings closely monitors its credit exposure to customers and other counterparties. Navios Holdings has entered into the management agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Holdings. When negotiating on behalf of Navios Holdings’ various vessel employment contracts, the Manager has established policies, to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to highly collateralized, high credit quality corporations and financial institutions. Most importantly, Navios Holdings has guidelines and policies that are designed to limit the amount of credit exposure.

•	Foreign Exchange Risk: Although Navios Holdings’ revenues are U.S. dollar-based, 24.8% of its expenses from continuing operations, related to its Navios Logistics segment, are in Uruguayan pesos, Argentinean pesos, Paraguayan Guaranies and Brazilian Reales. Navios Holdings monitors its Argentine Peso, Uruguayan Peso, Paraguayan Guarani and Brazilian Real exposure against long-term currency forecasts and enters into foreign currency contracts when considered appropriate.

Customers

Dry Bulk Vessel Operations

The international dry bulk shipping industry is highly fragmented and, as a result, there are numerous charterers. Navios Holdings’ assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of its vessels. Navios Holdings generally charters its vessels to major trading houses (including commodities traders), major producers and government-owned entities. Navios Holdings’ customers under charter parties, and other counterparties, include national, regional and international companies, such as Cargill International S.A.,Comerge Shipping Co, Anglo American, Bunge SA. , Oldendorff Carriers, Swiss Marine, and Rio Tinto. (See also Item 3.D. “Risk Factors—We depend upon significant customers for part of our revenues. The loss of one or more of these customers or a decline in the financial capability of our customers could materially adversely affect our financial performance.”).

Logistics Business Operations

Navios Logistics has a long history of operating in the Hidrovia Region of South America. Navios Logistics has consistent contract renewals and long-standing relationships with a diverse group of large customers, primarily comprised of major international agriculture, mining and oil companies and their affiliates such as ADM, Cargill International S.A. (“Cargill”), Louis Dreyfus, Petropar, YPF, Trafigura, Vale and Vitol S.A. (“Vitol”). These long-term customer relationships arise from Navios Logistics’ reputation for reliability and high-quality service. In its grain port terminal in Uruguay, Navios Logistics has been serving three of its key customers, ADM, Cargill and Louis Dreyfus, for 22 years on average. In its liquid port terminal, liquid barge transportation and cabotage business, Navios Logistics has long-term relationships with its global petroleum customers of more than 18 years on average. In its Barge Business, Navios Logistics started its relationship with Vale in 2008 for iron ore transportation and has signed new contracts for storing and transshipping iron ore and other commodities since then. In addition, almost all of Navios Logistics’ contracts are U.S. dollar denominated and most of its dry port terminals’ contracts include minimum volume guarantees and built-in tariff escalators. This reduces Navios Logistics’ currency, volume and pricing risks, which enables Navios Logistics to have strong cash-flow visibility.

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

Competition

The dry bulk shipping markets are extensive, diversified, competitive and highly fragmented, divided among approximately 2,300 independent dry bulk carrier owners. The world’s active dry bulk fleet consists of approximately 12,766 vessels, aggregating approximately 950 million dwt as of March 1, 2022. As a general principle, the smaller the cargo carrying capacity of a dry bulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger dry bulk owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to have fleets of 103 vessels or more: China COSCO Shipping, Nippon Yusen Kaisha, Wisdom Marine, Star Bulk Carriers, China Development Bank, Pacific Basin Shipping, China Merchants, the Fredriksen Group, Oldendorff Carriers and K- Line. There are about 40 owners known to have fleets of between 38 and 97 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness and Swiss Marine.

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

Navios Logistics

Navios Logistics believes that it is one of the largest providers of infrastructure, logistics and fluvial and marine transportation services in the Hidrovia Region, with the region’s second largest barge fleet and the third largest cabotage fleet in Argentina. Navios Logistics believes its ownership of river ports, including its port terminals in Uruguay that provide access to the Atlantic Ocean, allows it to offer a logistics solution superior to its competitors that also operate barges and pushboats. Navios Logistics also competes based on reliability, efficiency and price.

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

Navios Logistics faces competition in its barge and cabotage businesses with transportation of oil and refined petroleum products from other independent shipowners and from vessel operators who primarily charter vessels to meet their cargo carrying needs. The charter markets in which Navios Logistics’ vessels compete are highly competitive. Key competitors include Atria Logistica S.A., Hidrovias do Brasil, Interbarge, P&O, and Fluviomar. In addition, some of Navios Logistics’ customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Navios Logistics also competes indirectly with other forms of land-based transportation such as truck and rail. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility. These companies and other smaller entities are regular competitors of Navios Logistics in its primary tanker trading areas.

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

Governmental and Other Regulations

Sources of Applicable Maritime Laws and Standards

Shipping is one of the world’s most heavily regulated industries, as it is subject to both governmental regulation and industry standards. The governmental regulations to which we are subject include local and national laws and regulations, as well as international regulations established by the International Maritime Organization (“IMO”), the United Nations agency governing the maritime sector. We also are subject to regulation by ship classification societies and industry associations, which often have independent standards. In the United States and, increasingly, in Europe, the national, state, and local laws and regulations may be more stringent than international conventions, as well as industry standards. Violations of these laws, regulations, treaties, and other requirements could result in sanctions by regulators, possibly fines, penalties, delays, and detention. Compliance with these categories of regulation also impact the vetting process – non-compliances can result in vetting failures, as noted above.

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

The International Convention for the Prevention of Pollution from Ships or “MARPOL” is the primary international convention governing vessel pollution prevention and response. MARPOL includes six annexes concerning operational pollution by oil, noxious liquid substances (“NLS”), harmful substances, sewage, garbage and air emissions. More specifically, these annexes contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions, including sulfur oxides (“SOx”), nitrogen oxides (“NOx”), and particulate matter (Annex VI). The annexes also contain recordkeeping and inspection requirements. Fines and penalties imposed by the Port State or the vessel’s flag State may apply for MARPOL violations, particularly for improper discharges into the air or water.

Under MARPOL Annex I, our ships are required to have an International Oil Pollution Prevention (“IOPP”) Certificate and a Shipboard Oil Pollution Emergency Plan; under Annex IV, an International Sewage Pollution Prevention Certificate; under Annex V, a Garbage Management Plan; and under Annex VI, an International Air Pollution Prevention Certificate issued by their flag States, among other requirements, some of which must be approved by their flag States. Additionally, Annex II separates NLS into three categories (X, Y, and Z), depending upon the seriousness of the hazard presented, and Annex III contains requirements for safe handling of packaged substances that represent a serious risk to the environment, as well as guidelines for identification of harmful substances. For example, any relevant documents, such as the ship’s manifest, must identify the substances carried, if any, aboard our vessels. Certain jurisdictions in which we trade have not adopted all of the MARPOL annexes, but have established various national, regional, or local laws and regulations that apply to these areas.

Of note, the emissions standards for sulfur oxides (“SOx”) under MARPOL Annex VI were recently amended. As of January 1, 2020, the standard was lowered to 0.5% worldwide (down from the previous level of 3.5%). Current regulations also allow for special emissions control areas (“ECAs”) to be established with more stringent controls on emissions of 0.1% sulfur, particulate matter, and nitrogen oxide emissions. Thus, the 0.5% sulfur content requirement applies outside the ECAs. Depending on the type of vessel, transitioning to the use of low sulfur fuel as a means of compliance may have required fuel system modification and tank cleaning. Another means of compliance is the installation of pollution control equipment (exhaust gas cleaning systems or scrubbers), allowing the vessel to use the existing, less expensive, high sulfur content fuel.

Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only subject to the 2017 amendments described below); the North Sea area including the English Channel (limiting SOx emissions only subject to the 2017 amendments described below); the North American ECA (limiting SOx, nitrogen oxides (“NOx”), and particulate matter emissions); and the U.S. Caribbean ECA (limiting SOx, NOx, and particulates). The IMO adopted in 2017 the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which took effect in January 2021 for new vessels constructed on or after January 1, 2021 or existing vessels that replace an engine with non-identical engines, or install an additional engine.

Despite Annex VI’s extensive regulations, some jurisdictions have taken unilateral approaches to air emissions regulation. For example, the U.S. state of California adopted the California Ocean-Going Vessel Fuel Regulation, which contains more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil, extending out to 24 nautical miles, thus prohibiting the use of exhaust gas cleaning systems.

China has also established local emissions control areas: the Pearl River Delta, the Yangtze River Delta, and Bohai Bay. While the Chinese areas are currently consistent with international standards in terms of requiring a 0.5% sulfur content, certain Chinese local emissions control areas, such as inland waterways, coastal emission control areas and Hainan waters have a 0.1% sulfur limit in force. Similarly, South Korea has established Port Air Quality Control Zones, which cap the sulfur content of fuel at 0.1%. This provision took effect on September 1, 2020. South Korea’s Ministry of Oceans and Fisheries designated South Korea’s port areas in in Busan, Ulsan, Yeosu, Gwangyang, Incheon and Pyeongtaek-Dangjin as emission control areas and as of January 1, 2022, the 0.1 % sulfur limit extends to all vessels from the moment of entering until the moment of exiting the Korean emission control area. Since 2010, all vessels in the European Union (“EU”), must changeover to 0.1% sulfur fuel oil when ‘at berth’ in EU and European Economic Area (“EEA”) ports due to EU Directive 2005/33/EC.

In addition, certain jurisdictions may have not adopted all of the MARPOL annexes, and some may have established various national, regional, or local laws and regulations that apply to these areas.

•	Ballast Water

The IMO, as well as jurisdictions worldwide acting outside the scope of the IMO, have implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless, or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. As of February 17, 2022, the BWM Convention had 89 contracting states, representing 91.20% of the world’s gross tonnage.

As amended, the BWM Convention requires, among other things, ballast water exchange until ballast water treatment systems are required, the maintenance of certain records, and the implementation of a Ballast Water and Sediments Management Plan. It also requires the installation of ballast water management systems for existing ships by certain deadlines.Ships constructed prior to September 8, 2017, must install ballast water management systems by the first renewal survey after September 8, 2017 and must comply with IMO discharge standards by the due date for their IOPP Certificate renewal survey under MARPOL Annex I. Ships constructed after September 8, 2017 are required to comply with the BWM Convention upon delivery. All ships must meet the IMO ballast water discharge standard by September 8, 2024, regardless of construction date. Updated guidance for Ballast Water and Sediments Management Plan includes more robust testing and performance specifications. The United States is not party to the BWM Convention, but has similar, though not identical, requirements. Ships operating in U.S. waters must comply with U.S. ballast water regulations.

•	Pollution Liability Regimes

Several international conventions impose and limit pollution liability from vessels. An owner of a tank vessel carrying a cargo of “persistent oil,” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”), is subject to strict liability for any pollution damage caused in a contracting State by an escape or discharge from cargo or bunker tanks. There is a financial limit on this liability, which is calculated by reference to the tonnage of the ship. The right to limit liability may be lost if the spill is caused by the ship owner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when it is not carrying such cargo if the spill occurs while it is in ballast. However, certain States have only ratified earlier iterations of the CLC, which have a lower liability limit, restrict the area in which the convention is applicable, and only cover spills from tankers if laden at the time of the spill.

The CLC applies in over 100 jurisdictions around the world. Some countries around the world have ratified an earlier version of the CLC, the “1969 Convention;” while others have not ratified any version of the CLC. Further, it is possible that courts in certain States may interpret the CLC to provide fewer protections, which can increase our liability in certain areas of the globe.

For vessel operations not covered by the CLC, including all non-tank vessels in our fleet, international liability for oil pollution may be governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) in addition to local and national environmental laws.

The Bunker Convention entered into force in 2008 and imposes strict liability on shipowners for pollution damage and response costs incurred in contracting States caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain tonnage to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”). As of February 17, 2022, the Bunker Convention had 102 contracting States, representing 95.08% of the gross tonnage of the world’s merchant fleet.

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

Finally, some jurisdictions are not parties to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain or subject to national and local law.

•	International Safety Regulations

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

Non-compliance with the ISM Code and regulations contained in other IMO conventions may subject a shipowner to increased liability, lead to decreases in available insurance coverage for affected vessels, or result in the denial of access to, or detention in, certain ports, which can cause delays. For example, the United States Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code may be prohibited from trading in ports in the United States and the EU. Each company’s DOC and each vessel’s SMC must be periodically renewed, and compliance must be periodically verified.

•	Vessel Security – the ISPS Code

In 2002, following the September 11 terrorist attacks, SOLAS was amended to impose detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code, which is Chapter XI-2 of SOLAS. Vessels demonstrate compliance with the ISPS Code by having an International Ship Security Certificate issued by their flag State.

Among the various requirements are:

•	On-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;
•	On-board installation of ship security alert systems;
•	Development of Ship Security Plans;
•	Appointment of a Ship Security Officer and a Company Security Officer; and
•	Compliance with Flag State’s security certification requirements.

Applicable U.S. Laws

•	The Act to Prevention Pollution from Ships

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

The United States is not a party to the BWM Convention discussed above. Instead, ballast water operations are governed by the National Invasive Species Act (“NISA”) and U.S. Coast Guard regulations mandating ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, as well as the Vessel General Permit issued by the U.S. Environmental Protection Agency (“EPA”) under the CWA. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on EPA’s Vessel General Permit, a number of states have implemented a variety of stricter ballast water requirements. The past year has seen a marked increase in enforcement actions by EPA for alleged violations of the Vessel General Permit.

Depending on a vessel’s compliance date for installation of a U.S. Coast Guard type-approved ballast water management system, these requirements may be met by performing mid-ocean ballast exchange, by retaining ballast water onboard the vessel, or by using another ballast water management method authorized by the U.S. Coast Guard. In the near future, ballast exchange will no longer be permissible. These U.S. Coast Guard regulations and EPA’s Vessel General Permit, however, will ultimately be replaced with the new regulatory regime being developed under the Vessel Incidental Discharge Act (“VIDA”) signed into law on December 4, 2018, which is expected to contain similar, though possibly more stringent, requirements.

VIDA establishes a new framework for regulation of discharges incidental to the normal operation of commercial vessels into navigable waters of the United States, including management of ballast water. VIDA required the EPA to implement a final rule setting forth standards for incidental discharges, including ballast water, by December 4, 2020 and the U.S. Coast Guard to issue a final rule implementing the EPA’s standards by December 4, 2022. However, EPA missed the statutory deadline of December 4, 2020 and EPA’s final rule is not expected to be published for several more months. As such, the overall implementation of VIDA will be delayed, including the U.S. Coast Guard’s implementation of EPA’s final rule on standards. Implementation of VIDA is expected to create more uniformity in state and federal regulation of incidental vessel discharges and thus is expected to result in a simplification of the current patch-work of federal, state and local ballast water regulations in the United States. However, the relevant standards and regulations implementing those standards are expected to take at least until sometime in 2024, and it is ultimately unclear what discharge limits may apply to discharges under VIDA, as well as how certain permissible state-specific standards may be implemented.

More specifically, on October 26, 2020, the EPA issued its Notice of Proposed Rulemaking – Vessel Incidental Discharge National Standards of Performance, which was the first step toward the final standards and regulations. The proposed rule would establish both general and specific discharge standards. The general discharge standards are preventative in nature and apply to all incidental discharges. They are organized into three categories: (1) general operation and maintenance; (2) biofouling management; and (3) oil management. These general standards mandate overall minimization of discharges and prescribe best management practices toward achieving this goal. No training or education requirements are included, as these will be set by the U.S. Coast Guard in its rulemaking once EPA’s standards are finalized. EPA’s proposal covers 20 incidental discharges from vessels, down from 27 covered by the 2013 VGP. Importantly, EPA did not significantly reduce the number of discharges covered, rather combined several discharges into one, taking a more systematic approach to managing the discharges. Two years after the EPA publishes its final standard, the U.S. Coast Guard is required to finanalize corresponding implementation, compliance and enforcement regulations for those standards, including any requirements governing the design, construction, testing, approval, installation and use of devices necessary to achieve the EPA standards.

•	Oil Pollution Act of 1990 and State Law Regarding Oil Pollution Liability

The United States has a comprehensive regulatory and liability regime for the protection and cleanup of the environment from oil spills from all vessels, including cargo or bunker oil spills. This regime is set forth in the Oil Pollution Act of 1990, or “OPA.”

OPA applies to owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable for all containment and clean-up costs, as well as damages, arising from discharges or substantial threats of discharges, of oil from their vessels unless the spill results solely from the act or omission of a third party, an act of God or an act of war, which is determined after-the-fact. As such, responsible parties must respond to a spill immediately irrespective of fault.

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

Trading in the US without a valid COFR may result in the vessel being detained and/or fined up to USD 51,796 per day or prevented from entering U.S. ports until the COFR is in place, or possible seizure by, and forfeiture to, the United States. We have provided satisfactory evidence of financial responsibility to the U.S. Coast Guard for all of our vessels and all have valid COFRs.

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

These liability limits do not apply if the release resulted from willful misconduct or gross negligence within the privity or knowledge of the responsible person, or from a violation of applicable safety, construction, or operating standards or regulations within the privity or knowledge of the responsible person. In addition, the liability limits also do not apply if the responsible person fails to provide all reasonable cooperation and assistance requested by a responsible public official in connection with response activities conducted under the National Contingency Plan.

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

In the United States, there is always a possibility that state law could be more stringent than federal law. Such is the case with certain state laws concerning marine environmental protection. A few examples include:

•	California adopted more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil and prohibiting exhaust gas cleaning systems.
•	California adopted regulatory amendments that implement the federal ballast water discharge standards for vessels arriving at California ports, establish operational monitoring and recordkeeping requirements for vessels that use a ballast water treatment system to meet ballast water discharge performance standards, and authorize California State Lands Commission staff to collect ballast water and sediment samples for research purposes and compliance assessments. These changes became effective on January 1, 2022.
•	California also requires the use of shore power or equivalent emissions reductions strategies for vessels at all California ports.
•	Vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, many U.S. states have unlimited liability and more stringent requirements for financial responsibility and contingency planning.
•	Most states do not have comprehensive laws relating specifically to the discharge of hazardous substances from vessels into state waters as they do for oil discharges, but many states have general water pollution prevention laws that apply to hazardous substances and other materials and others have broadly written hazardous substance cleanup laws based on CERCLA that would provide a cause of action for discharges of hazardous substances from vessels.
•	Ship Safety and Security Laws

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

On 14 July 2021, the European Commission adopted a series of legislative proposals depicting how it intends to achieve climate neutrality in the EU by 2050, including the intermediate target of an at least 55% net reduction in greenhouse gas emissions by 2030. The package proposes to revise several pieces of EU climate legislation, including the EU ETS, Effort Sharing Regulation, transport and land use legislation, setting out in real terms the ways in which the Commission intends to reach EU climate targets under the European Green Deal.

•	Ship Recycling and Waste Shipment Regulations

On December 31, 2018, EU-flagged vessels became subject to Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from Regulation (EC) No. 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”), which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State-flagged (“non-EU-flagged”) vessels. Commission Implementing Decision (EU) 2021/1211 of July 22, 2021 amending Implementing Decision (EU) 2016/2323 established the European List of ship recycling facilities pursuant to Regulation (EU) No 1257/2013 of the European Parliament which details additional approved EU and non-EU facilities.

As of December 31, 2020, the ESRR will be applicable for vessels of 500 GT and above flying the flag of an EU/EEA member state, or third party-flagged vessels calling at EU ports. Those vessels will be required to carry an Inventory Hazardous Materials certificate onboard.

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). The European List presently includes eight facilities in Turkey and one facility in the United States, among other European locations, but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

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

Maritime Decarbonization: Energy Efficiency and Greenhouse Gas Reduction

IMO’s Initial Strategy and Recent Developments

The IMO now has an initial strategy and mandatory measures for an international greenhouse gas (“GHG”) reduction regime for a global industry sector, and recent activity indicates continued interest and regulation in this area in the coming years.

On 13 April 2018, the IMO’s Marine Environment Protection Committee (“MEPC”) 72 adopted resolution MEPC.304(72) on Initial IMO Strategy on reduction of GHG emissions from ships. The initial strategy aims to reduce GHG emissions from shipping by 40% by 2030 when compared to 2008 levels. No international regulations have been implemented to achieve such a reduction.

The IMO’s initial strategy targeted both reducing gross output and efficiency. In order to reduce emissions and increase shipboard efficiency, the IMO is coordinating ways to measure these approaches. This will be done in two ways. First, the technical aspects and design of vessels will be regulated by the new Energy Efficiency Existing Ships Index (“EEXI”) for existing ships. EEXI regulations exist for an “Attained EEXI” to be calculated for each ship, and a “Required EEXI” for specified ship types. Second, the operational aspect will be done by way of the new Carbon Intensity Indicators (“CII”) index, which categorizes every ship’s operational efficiency based upon Data Collection Service information. Aspects of a vessel’s CII will need to be documented under the existing framework of the Ship Energy Efficiency Management Plan (“SEEMP”). On or before January 1, 2023, ships of 5,000 GT and above will need to revise their SEEMP.

In June 2021, MEPC 76 developed various short-term (2018–2023), medium-term (2023–2030), and long-term (2030–2050) measures. It approved a three-phase work plan aimed at supporting the Initial IMO Strategy on Reduction of GHG from Ships and its program of follow-up actions: Phase I – Collation and initial consideration of proposals for measures (Time period: Spring 2021 to Spring 2022); Phase II – Assessment and selection of measures to further develop (Time period: Spring 2022 to Spring 2023); and Phase III – Development of measures to be finalized with agreed target dates (Timeline: Target date(s) to be agreed in conjunction with the IMO Strategy on reduction of GHG emissions from ships).

With certain amendments to MARPOL Annex VI expected to enter into force on November 1, 2022, and requirements for EEXI and CII certification coming into effect from January 1, 2023, the first annual reporting will be completed in 2023, with the first rating given in 2024. A review clause requires the IMO to review the effectiveness of the implementation of the CII and EEXI requirements, by January 1, 2026, at the latest, and, if necessary, develop and adopt further amendments.

During the IMO MEPC 77 meeting held November 22–26, 2021, several proposals were advanced, including a two-dollar-per-ton bunker fee to pay for low-carbon propulsion research and an increase in the IMO’s decarbonization strategy of reducing emissions by 100 percent, instead of 50 percent, by 2050. However, neither proposal was adopted. MEPC 77 also addressed the need for correction factors for certain ship types and operation profiles to be developed, as well as the plan for previously developed SEEMP guidelines to be adopted at MEPC 78 in 2022. Member States pledged to continue discussing decarbonization efforts in 2022 and 2023. At MEPC 77, the MEPC agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process in view of the urgency for all sectors to accelerate their efforts to reduce GHG emissions. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in spring 2023), with a view to adoption.

The next MEPC meeting, MEPC 78, has been tentatively scheduled to take place from 6 to 10 June 2022 and MEPC 79 from 12 to 16 December 2022.

Green House Gas (GHG) Regulations

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain greenhouse gases, generally referred to as GHGs, which are suspected of contributing to global warming. Currently, GHG emissions from international shipping do not come under the Kyoto Protocol. The IMO has developed and intends to continue developing limits on GHG emissions before 2023. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port State levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; and a global emissions trading scheme which would allocate emissions allowances and set an emissions cap, among others. The IMO’s goal is to reduce total annual GHG emissions by at least 50% by 2050 compared to 2008, while at the same time, pursuing efforts towards phasing them out entirely.

Additionally, jurisdictions throughout the world have examined means of regulating GHGs:

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

In the United States, there are varying approaches on whether to add additional regulations on GHG emissions. In January 2020, the Transportation and Infrastructure Committee of the U.S. House of Representatives (the “House”) held a hearing on “Decarbonizing the Maritime Industry,” which highlighted alleged health impacts of GHG, the IMO’s goal of decarbonization, and what next steps can be taken in reducing emissions from vessels. There also have been several bills introduced in the U.S. Congress regarding the reduction of emissions by ships. To date, none of these bills have been passed or signed into law. For example, on March 2, 2021, the CLEAN Future Act was introduced in the House Committee on Energy and Commerce. The bill would establish an interim goal to reduce all GHG emissions to at least 50% below 2005 levels by 2030, as well as a national goal to achieve net-zero greenhouse gas emissions by 2050. The bill also includes sections on reducing port emissions. On April 15, 2021, a bill entitled Expanding the Maritime Environmental and Technical Assistance Program was introduced into the U.S. Senate. This bill authorizes appropriations to support the maritime environmental and technical assistance program of the U.S. Maritime Administration, including activities related to technologies that support port and vessel air emissions reductions and to support zero emissions technologies. Additionally, the bill would require the activities used to inform the policy decisions of the United States related to domestic regulations and to the United States position on matters before the IMO. Additionally, on June 8, 2021, House Natural Resources Committee Chair Raúl Grijalva (D-AZ) introduced the Ocean-Based Climate Solutions Act (“OBCSA”) aimed at addressing the ocean impacts of climate change. Notably, OBSCA contains monitoring, reporting, and verification requirements of GHG emissions for all vessels over 5,000 gross tons. Among other things, Section 1201 of the bill would require a vessel to measure and monitor on a per-voyage basis and report on an annual basis: total GHG emitted by the vessel inside the EEZ; average GHG per transport work; and average GHG emissions per distance. Acceptable GHG monitoring and measuring methods in the bill include bunker delivery note and periodic stocktakes of fuel tanks, bunker fuel tank monitoring on board, flowmeters for applicable combustion processes, and direct CO2 emissions measurements. We are monitoring the status of this proposed legislation and its potential impacts on our business.

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

Economic Sanctions and Compliance

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

Iran Sanctions

Prior to January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the U.S., the EU and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”).

The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies such as our company and to transactions with no U.S. nexus, and introduced limits on the ability of non-U.S. companies and other non-U.S. persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products and certain other goods to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (Navios Acquisition’s tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions).

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, U.S. citizens, foreign owned or controlled subsidiaries, U.S. permanent residents, persons within the territory of the U.S. from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and U.S. “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the U.S. nuclear-related sanctions with respect to Iran (including, inter alia, under CISADA, ITRA, and IFCA) and the EU sanctions on Iran were initially lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (the “JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the U.K. and the U.S.) and Germany, there are still certain limitations under that sanctions framework in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed. However, the following sanctions which were lifted under the JCPOA were reimposed (“snapped back”) on May 8, 2018 as a result of the U.S. withdrawal from the JCPOA.

•	Sanctions on the purchase or acquisition of U.S. dollar banknotes by the Government of Iran;
•	Sanctions on Iran’s trade in gold or precious metals;
•	Sanctions on the direct or indirect sale, supply, or transfer to or from Iran of graphite, raw, or semi-finished metals such as aluminum and steel, coal, and software for integrating industrial processes;
•	Sanctions on significant transactions related to the purchase or sale of Iranian rials, or the maintenance of significant funds or accounts outside the territory of Iran denominated in the Iranian rial;
•	Sanctions on the purchase, subscription to, or facilitation of the issuance of Iranian sovereign debt; and
•	Sanctions on Iran’s automotive sector and other significant sectors.

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

In two Executive Orders issued in 2019, U.S. secondary sanctions against Iran were expanded to include the Iron, Steel, Aluminum, and Copper Sectors of Iran. The new, additional sanctions, which are pursuant to an Executive Order issued on January 10, 2020, may be imposed against any individual owning, operating, trading with, or assisting sectors of the Iranian economy including construction, manufacturing, textiles, and mining. As a result, under U.S. sanctions laws, trade with Iran in almost all industry sectors is now off limits for U.S. as well as non-U.S. persons, except for trade in medicine/medical items and food and agricultural commodities.

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

U.S. Iran sanctions also prohibit U.S. as well as non-U.S. persons from engaging in significant transactions with any individual or entity that the U.S. Government has designated as an Iran sanctions target, e.g., SDNs.

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

Russia Sanctions

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the U.S. and the EU implemented sanctions in 2014 against Crimea and certain Russian individuals and entities. These sanctions which are still in force have been greatly expanded and fortified due to Russia’s invasion of Ukraine in February 2022.

The 2014 Sanctions

EU Sanctions - 2014

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

US Sanctions - 2014

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

The February and March 2022 Sanctions

In response to Russia’s threats against, and subsequent invasion of Ukraine, beginning in February 2022, the United States, the EU, the United Kingdom, Canada and other nations have imposed expanded economic sanctions against certain Russian individuals, entities and business sectors. Among other things, these sanctions suspend the use of SWIFT for certain credit markets, forbid Russian aircraft from flying over NATO and other airspace, and prohibit the export of sensitive, high-technology items to Russia.

EU Sanctions – 2022

Since February 2022, the EU has widened sanctions on those linked to Russia and in particular the Government of Russia with the introduction of a number of EU Regulations. These restrictions include:

•	Designation of a significant number of individuals as subject to an asset freeze, including Russian politicians, oligarchs and Russian companies. A number of Russian oligarchs have reported majority interests in trading companies that may also be impacted by the designations.

•	A ban on transactions with the Russian Central Bank and certain Russian banks from using the SWIFT system. The EU has also imposed restrictions on transactions with the Central Bank of Belarus and certain Belarussian banks for the Belarussian role in the invasion of Ukraine.

•	A ban on transactions with certain designated Russian entities, including Rosneft, Transneft, Gazprom Neft and Sovcomflot, subject to certain exceptions (e.g. contracts executed prior to March 15, 2022, and the continued import of certain fossil fuels and other products into the EU).

•	A ban on the importation of certain steel/iron products into the EU. The EU has also prohibited certain imports from Belarus, including, potash.

•	A ban on new investments into the Russian energy sector.

•	A ban on the provision of certain restricted goods and technology to persons connected to Russia or for use in Russia. This ban includes a number of items for use in the energy industry and goods pertaining to marine equipment, with an exception relating to the temporary sojourn of vessels.

•	A ban on the provision of certain luxury goods to Russia (generally valued at over EUR 300).

•	Restrictions on trade and investment with the non-government controlled territories of Donetsk and Luhansk

US Sanctions 2022

Covered Regions

The sanctions imposed by the United States in February and March 2022 prohibit the following:

•	new investment in the so-called DNR or LNR regions of Ukraine or such other regions of Ukraine as may be determined by the Secretary of the Treasury, in consultation with the Secretary of State (collectively, the “Covered Regions”), by a United States person, wherever located;

•	the importation into the United States, directly or indirectly, of any goods, services, or technology from the Covered Regions;

•	the exportation, reexportation, sale, or supply, directly or indirectly, from the United States, or by a United States person, wherever located, of any goods, services, or technology to the Covered Regions; and

•	any approval, financing, facilitation, or guarantee by a United States person, wherever located, of a transaction by a foreign person where the transaction by that foreign person would be prohibited by this section if performed by a United States person or within the United States.

On February 21, 2022, United States President issued executive order No. 14065 (the “Executive Order”), which prohibits all dealings in property within the United States, or under control of any United States person (wherever located), of the following:

•	persons determined to be operating in or who have operated in, since the date of the Executive Order, in the Covered Regions;
•	any person who is, or has been, since the date of the Executive Order, a leader, official, senior executive officer, or member of the board of directors of an entity operating in the Covered Regions;
•	a person owned or controlled by, or to have acted or purported to act for or on behalf of, directly or indirectly, any person whose property and interests in property are blocked by the Executive Order;
•	a person who has materially assisted, sponsored, or provided financial, material, or technological support for, or goods or services to or in support of, any person whose property and interests in property are blocked by the Executive Order.

The Executive Order also bans the entry into the United States of the foregoing persons.

The main additional sanctions that the United States has imposed are as follows:

•	Designated politicians, officials and oligarchs, including Russian President: freezing of assets, prohibition of transactions with designated persons, travel ban against certain persons. Also includes members of the State Duma of the Federal Assembly of the Russian Federation.

•	Banks and financial services: select freezing of assets and certain restrictive measures such as those related to equity and debt financing.
o	Russia’s Central Bank – imposition of restrictive measures that will prevent the Russian Central Bank from deploying its international reserves in ways that undermine the impact of sanctions.
o	Swift: Certain Russian banks have been removed from the Swift international payments system.
o	Sberbank: The US has cut off Russia’s biggest bank and 25 of its subsidiaries from the US financial system.
o	VTB Bank: The US, UK and Canada have frozen assets at Russia’s second-largest bank.
o	Alfa-Bank and Bank Otkritie – The US has imposed debt and equity restrictions on Alfa and full blocking sanctions on Otkritie.
o	Other targeted banks include: Rossiya Bank and Promsvyazbank, Sovcombank and Novikombank, Russian Agricultural Bank, Credit Bank of Moscow and Gazprombank, and VEB.RF
o	Belarus banks: The US imposed sanctions on two state-owned banks, Belinvestbank and Bank Dabrabyt, in response to Minsk’s participation in the Russian invasion.
o	In addition to targeting Russia’s largest financial institutions, the US has heavily restricted companies critical to the Russian economy from raising money through the US market. These include: Gazprom, Gazprom Neft, Transneft and RusHydro, Sovcomflot and Russian Railways, Rostelecom, and the world’s largest diamond mining company, Alrosa.

Other Measures

•	Restriction on the export and re-export of high-end US technologies to Russia.
•	Sweeping restrictions on export and reexport of US origin goods/technology.
•	Full blocking sanctions on seven Russian “disinformation targets.”
•	Prohibition on trade with the non-government-controlled areas of Donetsk and Luhansk.

UK Sanctions – 2022

As an EU member-state, the UK participated in the EU sanctions against Russia. Following the UK’s departure from the EU, the UK enacted a number of then-existing EU sanctions as the law in the UK. The UK may also impose additional sanctions that apply to UK persons and those within UK jurisdiction.

The UK sanctions adopted in February 2022 include restrictions on the following:

•	In addition to the EU and US, a significant number of individuals have been designated as subject to an asset freeze, including Russian politicians, oligarchs and companies. A number of the oligarchs have reported majority interests in trading companies. In addition, the UK has designated the shipping company Sovcomflot, as the subject of an asset freeze, as has similarly designed a number of Russian banks to such asset freeze.

•	A ban on the export, supply, delivery and making available (and technical assistance and financial services related to the same) of certain restricted goods and technology to persons connected with Russia or for use in Russia. This includes a number of items for use in the energy industry and goods pertaining to marine equipment with an exception relating to the voyage of vessels to/from the UK and Russia and a General Licence issued covering voyages from 3rd countries to/from Russia.

•	A ban on Russian owned, controlled or chartered vessels from calling at UK ports or being flagged in the UK.

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

Other E.U. Economic Sanctions Targets

The EU also maintains sanctions against Syria, North Korea, Belarus and certain other countries and against individuals listed by the EU. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.

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

Refer to “Item 8. Financial Information” in “Legal Proceedings”.

Crewing and Shore Employees

Employees of the Manager provide assistance to us and our operating subsidiaries pursuant to the Management Agreement and the Administrative Services Agreement. The Manager crews its vessels primarily with Ukrainian, Polish, Filipino, Russian, Indian, Georgian, Romanian officers and Filipino, Georgian, Ethiopian, Indian and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The crewing agencies handle each seaman’s training while the Manager handles their travel and payroll. The Manager requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Following the sale of the management division, Navios Holdings does not employ any staff. Navios Logistics crews its fleet with Argentine, Brazilian and Paraguayan officers and seamen. Navios Logistics’ fleet managers are responsible for selecting the crew. As of December 31, 2021, Navios Logistics employed 409 land-based employees: 28 employees in the Asuncion, Paraguay office, 47 employees at the port facility in San Antonio, Paraguay, 101 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 215 employees at the dry port facilities in Uruguay and 12 employees in the Corumba, Brazil office.

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

On March 4, 2016, the extension of the agreement has been modified, allowing CNSA to install and operate a transfer station to handle and store goods, including raw manganese, minerals, grains and all types of liquid cargo and to build and operate a plant to receive, prepare and dry grain in the Nueva Palmira Free Zone. As a part of a restructuring process, on November 13, 2018, CNSA has modified its user agreement with the Free Zone of Nueva Palmira, returning to the Free Trade Zone the area in which the facilities of the grain port terminal were located, so that such area was subsequently assigned to Corporacion Navios Granos S.A. (“Granos”), another Navios Logistics’ subsidiary. By the means of the restructuring process, CNSA currently performs all activities related to transshipment and deposit of minerals, whereas Granos performs activities related to the transshipment and deposit of agro-commodities and grains. Under the aforementioned agreement, CNSA has the right of use of approximately 37 acres and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $0.25 per ton transshipped. CNSA has also assumed certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division in case there is a breach of the terms of said agreement, labor laws and social security contributions, and if CNSA commits illegal acts or acts expressly forbidden by the agreement. The agreement entered into between CNSA and the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.

•	As a consequence of the above-mentioned restructuring process, on November 13, 2018, Granos entered into a user agreement with the Free Zone of Nueva Palmira, having been authorized to operate as a direct free zone user, therefore being allowed to install and operate a transfer station to handle and store goods, including raw manganese, minerals, grains and all types of liquid cargo and to build and operate a plant to receive, prepare and dry grain in the Nueva Palmira Free Zone. By the means of said agreement, Granos currently has the right of use of approximately 46 acres and pays a total fixed annual fee that amounts to $0.2 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement with the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.
•	On August 4, 2011, Enresur entered into a direct user agreement with the Free Zone of Nueva Palmira and subsequently, due to the acquisition of Enresur by Navios Logistics, such agreement has been revised by an amendment entered into with the Free Zone in July 22, 2016. Therefore, Enresur obtained an authorization to operate as a free zone user, being allowed to build, install and operate a system of handling, storage and treatment of materials in general and raw materials, including raw manganese, minerals, grains and all types of liquid cargo. As a consequence of the agreement, Enresur currently has the right of use of 27 acres and 9556 square meters and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $0.25 per ton transshipped. The agreement expires on July 22, 2046, with a 20-year extension at our option, until 2066.
•	On December 29, 2008, Edolmix S.A. entered into a direct user agreement with the Free Zone of Nueva Palmira and, due to the acquisition of Edolmix by Navios Logistics in December 2014, such agreement has been revised by an amendment entered into with the Free Zone in July 22, 2016. Therefore, Edolmix has obtained an authorization to operate as a free zone user, being allowed to install and operate warehouses, silos, industrial facilities for the storage and handling of materials in general and raw materials, including raw manganese, minerals, grains and liquid cargo, containers and pallets; having being also authorized to install and operate a barge dock and a port terminal. As a consequence of the agreement, Edolmix currently has the right of use of 34.5 acres and 3,546 square meters and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement expires on July 22, 2046, with a 20-year extension at our option until 2066.
•	Granos also leases approximately 204 square meters of office space at 2141 Paraguay, Montevideo, Uruguay, pursuant to a lease agreement that expires in November 2026.
•	Compania Naviera Horamar S.A. leases approximately 409 square meters at 429 Cepeda Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 30, 2023.
•	Compania Naviera Horamar S.A. leases approximately 277 square meters of a warehouse located at 874 California Str., Buenos Aires, Argentina. The lease agreement expires on August 31, 2021. Compania Naviera Horamar S.A. also leases an apartment for the use of one of its employees located at 206 Nicasio Oroño, Rosario, Argentina. The lease agreement expires on October 31, 2023.

•	Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito. As per new contract dated June 28, 2019, the lease agreement expires on June 30, 2021.
•	Compania Naviera Horamar S.A. leases approximately 1,370 square meters of an office space at Av. Juana Manso 205, Buenos Aires, Argentina, pursuant to a lease agreement that expires in June 2021. As per addendum dated November 21, 2019, CNH has agreed to lease nine additional parking spaces and one storage until expiration date.
•	Merco Par S.A.C.I. leases approximately 655 square meters of office space at Avenida Aviadores del Chaco No 1.669 corner San Martín, Asuncion, Paraguay, pursuant to a lease agreement that expires in October 2023.

•	CNSA owns office premises in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.
•	Petrolera San Antonio S.A. owns the premises from which it operates in Avenida San Antonio, Paraguay. This space is approximately 146,744 square meters and is located between Avenida San Antonio and Virgen de Caacupe, San Antonio, Paraguay.
•	Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively. Compania Naviera Horamar S.A. also owns approximately 1,139 square meters of office space located in 846 Avenida Santa Fe, Ciudad Autonoma de Buenos Aires, Argentina.
•	Petrovia Internacional S.A. owns three plots of land in Nueva Palmira, Uruguay, two of approximately 29 acres each and one of 23 acres.
•	Hidronave South American Logistics leases an office space at 688, 15 De Novembro Street, Corumbá, Brazil, pursuant to a lease agreement that expired in May 2020 and was automatically renewed for an additional three years, extending the term until May 2023, according to the terms set forth in the lease agreement.
•	Docas, in 2018, acquired a plot of land in Port Murtinho, Brazil of approximately 3.5 hectares and it is located on the shoreline of the Paraguay River. On September 10, 2019 Docas has also acquired a new plot and on June 4, 2020 Docas has acquired from AABB Banco do Brasil an additional plot of land totaling 3.2 hectares for 2019 and 2020. On March 24, 2021, Docas acquired a plot of land of approximately 2.3 hectares.
•	Compañía Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito. As per an amendment to the lease agreement dated June 30, 2021, the lease expires on June 30, 2022.
•	Compañía Naviera Horamar S.A. leases approximately 1,370 square meters of an office space at Av. Juana Manso 205, Buenos Aires, Argentina and 25 parking spaces, pursuant to a lease agreement that was renewed on June 13, 2021 for a period of 3 years (until June 2024).

C. Organizational structure

Navios Holdings maintains its head offices in the Cayman Islands. Navios Logistics maintains offices in Montevideo—Uruguay, Buenos Aires—Argentina, Asunción—Paraguay, and Corumbá—Brazil. Navios Logistics operates the Nueva Palmiradry ports and transfer facilities indirectly through its Uruguayan subsidiaries CNSA and Granos and the San Antonio port facility through its Paraguayan subsidiary, Petrosan.

As of December 31, 2021, all subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics and its subsidiaries, which are 63.8% owned by Navios Holdings.

The table below sets forth Navios Holdings’ corporate structure for each of the periods presented.

Subsidiaries included in the consolidation:

		Ownership	Country of	Statement of Operations
Company Name	Nature	Interest	Incorporation	2021	2020	2019
Navios Maritime Holdings Inc.	Holding Company		Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Containers L.P.	Holding Company	3.7%	Marshall Is.	—	—	1/1 - 8/29
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	—	—	1/1 - 8/29
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/ Vessel Owning Company/ Management Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	—	—	1/1 - 8/29
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	—	—	1/1 - 8/29
Astra Maritime Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rondine Management Corp.	Vessel Owning Company	100%	Marshall Is.	—	1/1 - 9/30	3/22 - 12/31
Vernazza Shiptrade Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	9/25 - 12/31
Navios Corporation Management Inc.	Operating Company	100%	Marshall Is.	—	—	7/4 - 8/29
Beaufiks Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 6/30	1/1 - 12/31	1/1 - 12/31
Portorosa Marine Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

		Ownership	Country of	Statement of Operations
Company Name	Nature	Interest	Incorporation	2021	2020	2019
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 7/9	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tulsi Shipmanagement Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Cinthara Shipping Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rawlin Services Company	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mauve International S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mandora Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 3/30	1/1 - 12/31	1/1 - 12/31
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 3/30	1/1 - 12/31	1/1 - 12/31
Diesis Ship Management Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Asia LLC	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iris Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Jasmine Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Emery Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	1/1 - 9/30	1/1 - 12/31
Lavender Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 6/30	1/1 - 12/31	1/1 - 12/31
Roselite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Smaltite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Motiva Trading Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Alpha Merit Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thalassa Marine S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Asteroid Shipping S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Cloud Atlas Marine S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Heodor Shipping Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Containers GP LLC	Operating Company	100%	Marshall Is.	—	—	1/1 - 8/29
Navios Containers Management Inc.	Management Company	100%	Marshall Is.	—	—	1/1 - 8/29
Pacifico Navigation Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rider Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Talia Shiptrade S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Moonstone Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	6/30 - 12/31	—
Opal Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	6/30 - 12/31	—
Grimaud Ventures S.A.	Operating Company	100%	Marshall Is.	7/30 – 12/31	—	—

Affiliate companies included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliate companies and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2021 was 10.3%); (ii) Navios Acquisition and its subsidiaries (ownership interest through Navios Partners’ NNA Merger, as defined herein, in October 2021 was 6.9%); (iii) Navios Containers and its subsidiaries (ownership interest through Navios Partners’ NMCI Merger, as defined herein, in March 2021 was 3.9%) (iv) Navios Europe I and its subsidiaries (economic interest through liquidation in December 2019 was 47.5%); and (v) Navios Europe II and its subsidiaries (economic interest through liquidation in June 2020 was 47.5%).

D. Property, plants and equipment

Our only material property is the owned vessels, tanker vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of Navios Holdings’ financial condition and results of operations for each of the fiscal years ended December 31, 2021, 2020 and 2019. Navios Holdings’ financial statements have been prepared in accordance with U.S. GAAP. We intend that this section be read together with the consolidated financial statements and the accompanying notes to those financial statements, which are included in this document.

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

Overview

Navios Holdings is a global seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain. Following the sale of the management division effected on August 30, 2019, Navios Holdings’ owned fleet is commercially and technically managed by the Manager (refer to “Related Party Transactions”).

Navios South American Logistics Inc.

Navios Logistics, a consolidated subsidiary of the Company, was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest infrastructure and logistics companies in the Hidrovia Region of South America, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its strategically located port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. Navios Logistics serve its customers in the Hidrovia Region through its three port storage and transfer facilities, one for agricultural, forest-related exports, one for mineral related exports both located in Nueva Palmira Free Zone, Uruguay, and one for refined petroleum products in San Antonio, Paraguay. Navios Logistics complements its three Port Terminals with a diverse fleet of 359 barges and pushboats and eight vessels, including six tankers, one bunker vessel and one river and estuary tanker vessel which operate in its cabotage business. Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG).

Navios Partners

Navios Partners (NYSE: NMM) is an international owner and operator of dry cargo and tanker vessels and is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer, containers, chartering its vessels under short, medium and longer-term charters.

On March 31, 2021, Navios Partners completed the acquisition of Navios Containers. For more information about the acquisition of Navios Containers, see Note 9 “Investments in Affiliate Companies and Investments in Available-For-Sale Securities” to the consolidated financial statements included in this Annual Report.

On October 15, 2021 Navios Partners completed the merger with Navios Acquisition. For more information about the NNA Merger, see Note 9 “Investments in Affiliate Companies and Investments in Available-For-Sale Securities” to the consolidated financial statements included in this Annual Report.

As of December 31, 2021, Navios Holdings had a 10.3% ownership interest in Navios Partners. Incentive distribution rights are held by a consolidated subsidiary of Navios Holdings.

Navios Containers

Navios Containers was an international owner and operator of containerships.

Following the acquisition of Navios Containers by Navios Partners, which was completed on March 31, 2021, Navios Containers’ common units were no longer listed for trading on NASDAQ. As of December 31, 2021, Navios Holdings had no equity investment in Navios Containers due to the NMCI Merger. For more information about the NMCI Merger, see Note 9 “Investments in Affiliate Companies and Investments in Available–For–Sale Securities” to the consolidated financial statements included in this Annual Report.

Navios Acquisition

Navios Acquisition was an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

Following the NNA Merger, which closed on October 15, 2021, Navios Acquisition common shares were no longer listed for trading on NYSE.As of December 31, 2021, Navios Holdings had no equity investment in Navios Acquistion due to the NNA Merger. For more information about the NNA Merger, see Note 9 “Investments in Affiliate Companies and Investments in Available-For-Sale Securities” to the consolidated financial statements included in this Annual Report.

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively. Navios Europe I was engaged in the marine transportation industry through the ownership of five tanker and five containership vessels. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners had voting interests in Navios Europe I of 50%, 50% and 0%, respectively. Navios Europe I was liquidated in December 2019. For more information about our interests in Navios Europe I, see Note 16 “Transactions with Related Parties” to the consolidated financial statements included in this Annual Report.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests in Navios Europe II of 50%, 50% and 0%, respectively. Navios Europe II was engaged in the marine transportation industry through the ownership of seven dry bulk and seven containership vessels. On April 21, 2020, Navios Europe II and the lenders agreed to fully release the liabilities under the Junior Loan II for $5,000. The structure was liquidated in June 2020. For more information about the Company’s interests in Navios Europe II, see Note 16 “Transactions with Related Parties” to the consolidated financial statements included in this Annual Report.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy may lead Navios Holdings to time charter-out many of the vessels that it is operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for long-term periods at fixed or floating rates to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows, which it believes, will cushion it against unfavorable market conditions, when the Company deems necessary. In addition, Navios Holdings may trade additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters.

Generally, these charters, when available, may have the effect of generating Time Charter Equivalent (“TCE”) that are higher than spot employment. The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet was $15,633 per day for the year ended December 31, 2021. The average long-term charter-in hire rate per vessel was included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the year; (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the year. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the then-current market. Navios Holdings holds nine purchase options to acquire charter-in vessels, and five purchase options to acquire vessels under bareboat contracts.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, Navios Holdings believes that the operating cost advantage (through the fixed cost contracts provided by the Manager) of its owned vessels will continue to help mitigate the impact of any declines in freight rates. A reduced freight rate environment also has an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing can also be negatively impacted.

Navios Logistics believes that it owns and operates the largest independent bulk transfer and storage port terminal complex in Uruguay based on throughputs, its dry port terminal, and one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity, its liquid port terminal. Navios Logistics also believes that it is also one of the largest owners and operators of a diverse and versatile fleet of dry and liquid barges, pushboats and oil tankers in the Hidrovia Region. Navios Logistics’ port, barge and cabotage operations serve the needs of a diverse range of industries, including mineral and grain commodity providers as well as users of refined petroleum products. Navios Logistics has been able to combine its ports, barges, pushboats and tankers to offer an integrated logistics solution to its customers. Navios Logistics has customers that use both its dry port and dry barge services such as Vale, Vetria Mineracao S.A. (“Vetria”), Alicorp and other customers that use its liquid port and liquid barge or cabotage services such as Vitol and Petrosur. Navios Logistics believes that the scale and breadth of its integrated service offerings, together with the strategic location and unique capabilities of its infrastructure assets position it well to capitalize on the continued growth expected in iron ore, grain and liquid commodity trade flows within the Hidrovia Region. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics could be adversely affected.

Fleet

The following is the current Navios Holdings’ “core fleet” employment profile (excluding Navios Logistics). The current “core fleet” consists of 36 vessels totaling 3.9 million deadweight tons and has an average age of 9.3 years. The employment profile of the fleet as of April 01, 2022 is reflected in the tables below. Navios Holdings has currently chartered-out 81.4% of available days for 2022, out of which 48.2% on fixed rate and 33.2% on index. Although the rates as presented below are based on contractual charter rates, any contract is subject to performance by the counterparties and us.

Owned Vessels: Navios Holdings owns a fleet comprised of 12 Panamax vessels (which includes five vessels under bareboat contracts), ten Capesize vessels and three Ultra Handymax vessels.

Vessels	Type	Built	DWT	Charter-out Rate(1)	Profit Share	Expiration Date(2)
Navios Ulysses	Ultra Handymax	2007	55,728	28,500	No	09/2022
Navios Celestial	Ultra Handymax	2009	58,063	35,150	No	07/2022
Navios Vega	Ultra Handymax	2009	58,792	30,697 —	No 100% of average Baltic Supramax 58 10 TC Index Routes	04/2022 02/2023
Navios Taurus	Panamax	2005	76,596	25,840	No	07/2022
Navios Asteriks	Panamax	2005	76,801	18,050	No	04/2022
N Amalthia	Panamax	2006	75,318	29,740 —	No 92% of average Baltic Panamax Index 82 Routes	06/2022 12/2022
Navios Galileo	Panamax	2006	76,596	23,750	No	05/2022

Vessels	Type	Built	DWT	Charter-out Rate (1)	Profit Share	Expiration Date (2)
N Bonanza	Panamax	2006	76,596	29,838 —	No 100% of average Baltic Panamax Index 4TC Routes	06/2022 01/2023
Rainbow N	Panamax	2011	79,642	—	101% of average Baltic Panamax Index 4TC Routes	10/2022
Jupiter N	Panamax	2011	93,062	28,831 —	No 108% of average Baltic Panamax 4TC Index Routes	06/2022 09/2022
Navios Stellar	Capesize	2009	169,001	—	95.75% of average Baltic Capesize 5TC Index Routes	02/2023
Navios Happiness	Capesize	2009	180,022	—	100.5% of average Baltic Capesize 5TC Index Routes	09/2022
Navios Phoenix	Capesize	2009	180,242	—	109.75% of average Baltic Capesize 5TC Index Routes plus $1,925/day	01/2023
Navios Lumen	Capesize	2009	180,661	31,920	No 105.0% of average Baltic Capesize 5TC Index Routes	09/2022 12/2022
Navios Antares	Capesize	2010	169,059	—	95.75% of average Baltic Capesize 5TC Index Routes	02/2023
Navios Etoile	Capesize	2010	179,234	—	100.0% of average Baltic Capesize 5TC Index Routes	03/2023
Navios Bonheur	Capesize	2010	179,259	—	100.5% of average Baltic Capesize 5TC Index Routes	11/2022
Navios Altamira	Capesize	2011	179,165	—	100.25% of average Baltic Capesize 5TC Index Routes	02/2023
Navios Canary	Capesize	2015	180,528	37,872 —	No 119% of average Baltic Capesize 5TC Index Routes	09/2022 12/2022
Navios Corali	Capesize	2015	181,249	34,438	No 100% of average Baltic Capesize 4TC Index Routes + $4,370/day	09/2022 11/2022

Long-term Bareboat-in Fleet in Operation

Vessels	Type	Built	DWT	Charter-out Rate (1)	Purchase Option	Index	Expiration Date (2)
Navios Herakles I	Panamax	2019	82,036	30,638	Yes	No	07/2022
Navios Uranus	Panamax	2019	81,516	30,875	Yes	No	08/2022
Navios Galaxy II	Panamax	2020	81,789	29,984 —	Yes	No 125.0% of average Baltic Panamax Index 4TC Routes	06/2022 01/2023
Navios Felicity I	Panamax	2020	81,946	31,825	Yes	No	11/2022
Navios Magellan II	Panamax	2020	82,037	32,202 —	Yes	No 124.375% of average Baltic Panamax Index 4TC Routes	06/2022 01/2023

Long-term Charter-in Vessels

In addition to the 25 owned vessels, Navios Holdings controls a fleet of seven Panamax, two Capesize, one Ultra Handymax, and one Handysize vessels under long-term charter-in contracts, having an average age of approximately 6.2 years. The average daily charter-in rate for the active long-term charter-in vessels for 2022 is estimated at $15,861 per day. We estimate the days of the long-term charter-in vessels for 2022 are 3,988 days.

Vessels	Type	Built	DWT	Purchase Option(3)	Charter-out Rate(1)	Expiration Date(2)
Navios Lyra	Handysize	2012	34,718	Yes (4)	23,275	10/2022
Navios Venus	Ultra Handymax	2015	61,339	Yes	30,400	08/2022
Navios Amber	Panamax	2015	80,994	Yes	28,624 —(5)	06/2022 01/2023
Navios Sky	Panamax	2015	82,056	Yes	28,924 —(6)	04/2022 05/2022
Navios Coral	Panamax	2016	84,904	Yes	28,000 —(7)	06/2022 11/2022
Navios Citrine	Panamax	2017	81,626	Yes	29,625 —(8)	06/2022 02/2023
Navios Dolphin	Panamax	2017	81,630	Yes	26,657 —(8)	06/2022 12/2022
Navios Gemini	Panamax	2018	81,704	No (12)	29,838	12/2022
Navios Horizon I	Panamax	2019	81,692	No (12)	29,464 —(9)	06/2022 10/2023
Navios Felix	Capesize	2016	181,221	Yes	34,485 —(10)	09/2022 01/2024
Navios Obeliks	Capesize	2012	181,415	Yes	—(11)	05/2022

(1)	Daily rate net of commissions.
(2)	Expected redelivery basis midpoint of full redelivery period or company’s best estimate.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	115% of average Baltic Panamax 4TC Index Routes.
(6)	105% of average Baltic Panamax 82 Index Routes.
(7)	108% of average Baltic Panamax 82 Index Routes.
(8)	122% of average Baltic Panamax 4TC Index Routes.
(9)	108.5% of average Baltic Kamsarmax Index Routes.
(10)	100% of average Baltic Capesize 5TC Index Routes + $4,085/day.
(11)	104.5% of average Baltic Capesize 5TC Index Routes.
(12)	Navios Holdings has the right of first refusal and profit sharing on sale of vessel.

Navios Logistics’ Fleet

Navios Logistics’ fleet consists of six product tanker vessels, one bunker vessel and one river and estuary product tanker. The table below reflects its cabotage tanker fleet as presented in Navios Logistics’ 20-F filed with SEC.

Vessel	Type	Built	DWT	Employment Date	Charter-Out Duration	Expiration Date of License
Malva H	Product Tanker	2008	8,974	N/A(1)	N/A(1)	N/A(2)
Estefania H	Product Tanker	2008	12,000	December 1, 2021	36 months	N/A(3)
Makenita H	Product Tanker	2009	17,508	February 16, 2022	48 months	June 26, 2022
Sara H	Product Tanker	2009	9,000	March 19, 2022	2 months	June 30, 2022
Ferni H	Product Tanker	2010	16,871	April 1, 2020	36 months	August 3, 2022
San San H	Product Tanker	2010	16,871	N/A(1)	N/A(1)	May 31, 2023
Elena H	Product Tanker	2018	4,999	October 13, 2018	60 months	August 17, 2022
He Man H	Bunker Vessel	2012	1,693	December 27, 2021	24 months	September 9, 2024

(1)	Vessels operating the spot market.
(2)	License does not apply as the vessel has a Uruguayan flag.
(3)	License does not apply as the vessel has an Argentine flag.

 In Argentina, all of Navios Logistics’ cabotage tanker vessels fly a foreign flag and operate under licenses of one to three years’ duration issued by the Argentinian maritime authorities, other than the Estefania H, which flies the Argentine flag. Such licenses for Navios Logistics’ vessels expire at various times until September 9, 2024. In the event that a license cannot be further renewed, a vessel must fly the Argentine flag to continue operating in Argentine cabotage. The product tanker Malva H flies the Uruguayan flag and operates in Uruguay.

Recent Developments

In March, 2022, the Company redeemed an aggregate principal amount of $25,000 of its 2022 Senior Secured Notes (as defined herein). Please see also Note 11 included elsewhere in this Annual Report.

In March 2022, the Company prepaid $10.4 million in connection with HCOB bank facility to release a dry bulk vessel. In March 2022, Navios Holdings entered into a sale and leaseback agreement for $12.0 million to finance a dry bulk vessel.

In January 2022, the Company repaid its 2022 Notes using (i) $206.7 million under two credit facilities with commercial banks; (ii) $77.0 million under four sale and leaseback agreements; (iii) $100.0 million of additional financing from NSM; and (iv) cash from operations. Refer to Note 11 “Borrowings” to the consolidated financial statements included elsewhere in this Annual Report.

Navios Logistics

In April 2022, Vale International S.A. (“Vale”) announced the sale of its iron ore, manganese ore and logistics assets in the midwestern system to J&F Mineracao Ltda. controlled by J&F Investimentos S.A. The sale includes the full assumption by the buyer of the take-or-pay logistics contracts, which remain subject to the consent of the applicable counterparties. The Vale port contract entered into between Corporacion Navios S.A., a company controlled by Navios Logistics, and Vale, dated September 27, 2013 remains in full force and effect. Any change to the terms and conditions of the Vale port contract is subject to the prior approval of the Navios counterparty.

On March 23, 2022, Navios South American Logistics Inc. (“Navios Logistics”) entered into a $25.0 million loan facility with Banco Bilbao Vizcaya Argentaria (the “Navios Logistics 2022 BBVA Facility”). The Navios Logistics 2022 BBVA Facility was used to repay existing debt under the Navios Logistics New BBVA Facility (as defined herein), and for general corporate purposes. The Navios Logistics 2022 BBVA Facility bears interest at a rate of 4.25% per annum, is repayable in quarterly installments with final maturity on July 01, 2025 and is secured by assignments of certain receivables. As of the date hereof a total of $17.0 million have been drawn on the Navios Logistics 2022 BBVA Facility.

On March 25, 2022, Navios Logistics entered into a $5.0 million loan facility with Banco Santander S.A. (the “Navios Logistics Santander Facility”). The Navios Logistics Santander Facility will be used for general corporate purposes and bears interest at a rate of 4.20% per annum, is repayable in twelve equal quarterly installments with final maturity on March 7, 2026 and is secured by assignments of certain receivables.

A. Operating Results

Factors Affecting Navios Holdings’ Results of Operations:

Navios Holdings believes that the important measures for analyzing trends in its results of operations include the following:

•	Market Exposure: Navios Holdings manages the size and composition of its fleet by seeking a mix between chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long-term charter-in vessels and currently controls approximately 3.9 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.
•	Available days: Available days are the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to major repairs or repairs under guarantee, vessel upgrades, drydocking or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.
•	Fleet utilization: Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period.
•	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of contracts for the number of available days of the fleet.
•	Equivalent vessels: Equivalent vessels are defined as the available days of the fleet divided by the number of the calendar days in the period.

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

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is currently 9.3 years. As Navios Holdings’ fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

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

For further segment information and the markets in which we operate, please see Note 19 “Segment Information” to the consolidated financial statements included elsewhere in this Annual Report.

Period over Period Comparisons

 For the year ended December 31, 2021 compared to the year ended December 31, 2020

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2021 and 2020, respectively. This information was derived from the audited consolidated statement of comprehensive income/(loss) of Navios Holdings for each of the years ended December 31, 2021 and 2020.

(In thousands of U.S. dollars)	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue	$585,818	$416,718
Time charter, voyage and logistics business expenses	(154,451)	(166,589)
Direct vessel expenses	(112,350)	(104,755)
General and administrative expenses	(31,327)	(33,702)
Depreciation and amortization	(61,235)	(71,015)
Allowance for credit losses	(1,831)	(541)
Interest income	256	257
Interest expense and finance cost	(145,009)	(136,559)
Impairment loss/ loss on sale of vessels, net	(47,827)	(88,367)
Gain on bond and debt extinguishment, net	951	7,047
Other income	4,303	6,303
Other expense	(9,855)	(8,007)
Impairment of loan receivable from affiliate company	—	(6,050)
Income/ (loss) before equity in net losses of affiliate companies	$27,443	$(185,260)
Equity in net earning/(losses) of affiliate companies	69,275	(1,293)
Income/ (loss) before taxes	$96,718	$(186,553)
Income tax expense	(4,817)	(2,052)
Net income/(loss)	$91,901	$(188,605)
Less: Net loss/(income) attributable to the noncontrolling interest	24,785	(4,356)
Net income/(loss) attributable to Navios Holdings common stockholders	$116,686	$(192,961)

Set forth below are selected historical and statistical data for the Dry Bulk Vessel Operations segment for each of the years ended December 31, 2021 and 2020 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year Ended December 31,
	2021	2020
FLEET DATA
Available days	14,810	18,266
Operating days	14,687	18,060
Fleet utilization	99.2%	98.9%
Equivalent vessels	41	50
AVERAGE DAILY RESULTS
Time Charter Equivalents	$23,638	$10,543

During the year ended December 31, 2021, there were 3,456 fewer available days as compared to 2020, mainly due to (i) a decrease in available days of owned and bareboat-in vessels by 2,007 days following the sale of seven of the Company’s vessels in each of the years ended 2021 and 2020, respectively, partially mitigated by the delivery of seven vessels in 2020; and (ii) a decrease in charter-in vessels’ available days by 1,449 days due to the redelivery to owners of five and two charter-in vessels in 2021 and 2020, respectively, the acquisition of one charter-in vessel in 2021 which was then sold to a related party, and the acquisition of two charter-in vessels in 2020.

The average TCE rate for the year ended December 31, 2021 was $23,638 per day, $13,095 per day higher than the rate achieved in 2020. This was primarily due to the improvement in the time charter and freight market during the year ended December 31, 2021

Revenue: Revenue from the Dry Bulk Vessel Operations for the year ended December 31, 2021 was $362.3 million as compared to $200.8 million for the same period during 2020. The increase in dry bulk revenue was mainly attributable to the improvement in time charter and freight market during the year ended December 31, 2021.

Revenue from the Logistics Business was $223.5 million for the year ended December 31, 2021, as compared to $215.9 million for the same period in 2020. The increase was mainly attributable to (i) a $16.2 million increase in revenue from the barge business mainly due to a $23.8 million increase in CoA/voyage revenues related to higher CoA/voyage revenues of convoys previously under time charter contracts, partially mitigated by a $7.6 million decrease in time charter revenues mainly due to the expiration of certain legacy time charter contracts; and (ii) a $5.4 million increase in revenue from the port terminal business mainly due to higher volumes transshipped in the grain port terminal and higher storage revenues in the iron ore port terminal and liquid port terminal. The overall increase was partially mitigated by (i) a $10.6 million decrease in revenue from the cabotage business mainly due to fewer operating days; and (ii) a $3.5 million decrease in sales of products due to the decrease in the Paraguayan liquid port’s volume of products sold.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and Logistics Business expenses decreased by $12.1 million or 7.3% to $154.5 million for the year ended December 31, 2021, as compared to $166.6 million for the year ended December 31, 2020.

Time charter and voyage expenses from dry bulk operations decreased by $18.2 million, or 17.6%, to $85.4 million for the year ended December 31, 2021, as compared to $103.6 million for the year ended December 31, 2020. This was primarily due to a $21.4 million decrease in charter-in expenses due to the factors discussed above; partially mitigated by (ii) a $1.9 million increase in port and other voyage expenses; and (i) a $1.3 million increase in off hire and fuel expenses.

Of the total expenses for the years ended December 31, 2021 and 2020, $69.0 million and $63.0 million, respectively, related to Navios Logistics. The increase of $6.0 million in time charter, voyage and Logistics Business expenses was mainly due to (i) a $7.5 million increase in time charter and voyage expenses of the barge business mainly due to an increase of 46.6% in revenues from spot voyages performed; (ii) a $0.7 million increase in the time charter and voyage expenses of the cabotage business mainly due to higher voyage expenses, mainly fuel; and (iii) a $0.6 million increase in time charter and voyage expenses of the port terminal business, mainly due to higher volumes transshipped in the grain port terminal; partially mitigated by a $2.8 million decrease in cost of products sold mainly due to the decrease in the Paraguayan liquid port terminal’s volumes of products sold.

Direct Vessel Expenses: Direct vessel expenses increased by $7.6 million, or 7.3%, to $112.4 million for the year ended December 31, 2021, as compared to $104.8 million for the year ended December 31, 2020.

Direct vessel expenses from dry bulk operations decreased by $4.3 million or 8.3% to $47.8 million for the year ended December 31, 2021, as compared to $52.0 million  for the year ended December 31, 2020. This decrease was mainly attributable to a $7.7 million decrease in vessel operating expenses (management fees) mainly due to decrease of the size of our fleet; partially mitigated by (i) a $2.7 million increase in other expenses mainly related to Covid-19 measures, including crew related expenses; and (ii) a $0.7 million increase in drydocking and special survey amortization.

Of the total amounts of direct vessel expenses for the years ended December 31, 2021 and 2020, $64.6 million and $52.7 million, respectively, related to the Logistics Business. The increase of $11.9 million in direct vessel expenses related to Navios Logistics was mainly attributable to (i) a $8.6 million increase in the barge business mainly due to the increased utilization of our convoys to service the demand of the COA/voyage market and (ii) a $3.2 million increase in the cabotage business, mainly due to increased crew costs.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are comprised of the following:

(in thousands of U.S. dollars)	Year Ended December 31, 2021	Year Ended December 31, 2020
Dry bulk Vessel Operations	$17,225	$20,769
Logistics Business	14,102	12,933
General and administrative expenses	$31,327	$33,702

The decrease in general and administrative expenses by $2.4 million, or 7.0%, to $31.3 million for the year ended December 31, 2021, as compared to $33.7 million for the year ended December 31, 2020, was attributable to a $3.5 million decrease in general and administrative expenses from Dry Bulk Vessel Operations, mainly due to decrease of the size of our fleet; partially mitigated by a $1.2 million increase in general and administrative expenses in the Logistics Business, mainly due to the increases in payroll and related costs. For the year ended December 31, 2021 and 2020, general and administrative expenses, under the Administrative Services Agreement, amounted $8.6 million and $9.4 million, respectively.

Depreciation and Amortization: For the year ended December 31, 2021, depreciation and amortization decreased by $9.8 million to $61.2 million, as compared to $71.0 million for the year ended December 31, 2020.

Depreciation expenses related to the Dry Bulk Vessel Operations decreased by $12.5 million, or 31.8%, to $26.8 million for the year ended December 31, 2021, as compared to $39.3 million for the year ended December 31, 2020. This decrease was primarily due (i) the sale of seven of the Company’s vessels in both 2021 and 2020; and (ii) the impairment loss recognized in the fourth quarter of 2020 for two of the Company’s vessels; partially mitigated by the acquisition of seven vessels in 2020. Amortization expenses related to dry bulk operations remained stable at $2.8 million for each of the years ended December 31, 2021 and 2020.

Of the total amount of depreciation and amortization for the year ended December 31, 2021 and 2020, $31.7 million and $28.9 million, respectively, related to Navios Logistics. The increase of $2.7 million in depreciation and amortization of the Logistics Business was mainly due to (i) a $2.3 million increase in the barge business mainly due to the delivery of each of the six liquid barges completed in the first quarter of 2021 and the Navios Logistics’ 2020 Fleet acquired in the first quarter of 2021 and (ii) a $0.4 million increase in the port terminal business mainly due to increased depreciation expense of tangible assets. Depreciation and amortization in the cabotage business amounted to $3.5 million for year ended December 31, 2021, unchanged compared to the same period in 2021.

Allowance for Credit Losses: For the year ended December 31, 2021, allowance for credit losses increased by $1.3 million to $1.8 million, as compared to $0.5 million for the year ended December 31, 2020. The increase was mainly attributable to a $1.4 million increase in bad debt provisions in the Dry Bulk Vessel Operations; partly mitigated by a $0.2 million decrease in the recovery of bad debt provisions in the Logistics Business.

Interest Income: Interest income remained stable at $0.3 million for each of the years ended December 31, 2021 and 2020.

Interest Expense and Finance Cost: Interest expense and finance cost for the year ended December 31, 2021 increased by $8.5 million, or 6.2%, to $145.0 million, as compared to $136.6 million in the same period of 2020. This increase was due to a $16.2 million increase in interest expense and finance cost of the Logistics Business mainly attributable to the higher weighted average interest rate of Navios Logistics due to the issuance of the 2025 Logistics Senior Notes (as defined herein); partially mitigated by a $7.7 million decrease in interest expense and finance cost of the Dry Bulk Vessel Operations, mainly due to the partial redemption of its 2022 Senior Secured Notes and 2022 Notes (as defined herein).

Impairment Loss/Loss on Sale of Vessels, Net: For the year ended December 31, 2021, impairment losses recognized decreased by $40.5 million to $47.8 million, as compared to $88.4 million for the year ended December 31, 2020. During the year ended December 31, 2021, the Dry Bulk Vessel Operations recognized (i) a $38.3 million impairment loss/loss on sale of vessels relating to the sale of Navios Avior, Navios Centaurus, Navios Serenity, Navios Ray, Navios Bonavis and Navios Azimuth, partially mitigated by $12.5 million gain on sale of Navios Koyo which was previously chartered-in vessel and (ii) a $22.0 million impairment loss on two of the Logisctics’ Business tanker vessels, the Malva H and Sara H, operating in the cabotage business. During the year ended December 31, 2020, the Company recognized (i) a $52.8 million impairment loss for two of the Company’s vessels; (ii) a $37.2 million impairment loss/loss on sale of vessels relating to the sale of Navios Kypros, Navios Star, Navios Amitie, Navios Northern Star, Navios Gem and Navios Astra; partially mitigated by a $3.0 million gain relating to the sale of Navios Victory; and (iii) a $1.4 million impairment loss for two of the Company’s charter-in vessels.

Gain on Bond and Debt Extinguishment, net: During the year ended December 31, 2021, the Company repurchased $21.4 million in par value of the 2022 Notes (as defined herein) for cash consideration of $18.6 million resulting in a gain on bond extinguishment of $2.7 million, net of deferred financing costs written-off. This gain was partially mitigated by a $1.8 million loss recognized relating to the write-off of deferred financing costs due to the redemption of $150.0 million in aggregate at par of the 2022 Senior Secured Notes. During the year ended December 31, 2020, the Company repurchased $20.8 million of the 2022 Notes in open market transactions for a cash consideration of $9.4 million resulting in a gain on bond extinguishment of $11.2 million, net of deferred financing costs written-off. This gain was partially mitigated by a $4.2 million loss recognized relating to the accelerated amortization of Navios Logistics’ unamortized deferred financing costs due to the repayment in full of the 2022 Logistics Senior Notes and the Navios Logistics’ Term Loan B Facility.

Other Income: Other income decreased by $2.0 million to $4.3 million for the year ended December 31, 2021, as compared to $6.3 million for the year ended December 31, 2020. The decrease was due to (i) a $0.4 million decrease in other income of Dry Bulk Vessels Operations; and (ii) a $1.6 million decrease in other income of the Logistics Business.

The decrease in other income of $1.6 million in the Logistics Business is mainly due to a $4.3 million decrease related to a claim settlement regarding a storage and transshipment contract in the grain port terminal during the year ended December 31, 2020; partially mitigated by (i) a $2.1 million increase in gain from foreign exchange differences; and (ii) a $0.7 million increase due a claim settlement during the year ended December 31, 2021.

Other Expense: Other expense increased by $1.8 million to $9.9 million for the year ended December 31, 2021, as compared to $8.0 million for the year ended December 31, 2020. This increase was due to (i) a $2.1 million increase in other expense of Dry Bulk Vessels Operations; partially offset by a $0.2 million decrease in other expense of the Logistics Business.

The increase in other expense of Dry Bulk Vessels Operations is mainly due to (i) a $1.4 million increase in other miscellaneous voyage expenses; (ii) a $0.6 million increase in other miscellaneous expenses; and (iii) a $0.2 million increase in claims and reserves; and. This increase was partially mitigated by a $0.1 million decrease in taxes other than income tax.

The decrease in other expense of the Logistics Business is mainly due to a $0.2 million decrease in taxes other than income.

Impairment of loan receivable from affiliate company: During the years ended December 31, 2021 and 2020, the Company recognized a $0 million and $6.1 million on impairment of loan receivable from affiliate company.

Equity in Net Earnings/(Losses) of Affiliate Companies: Equity in net earnings of affiliate companies increased by $70.6 million to $69.3 million equity in net earnings for the year ended December 31, 2021, as compared to $1.3 million equity in net losses of affiliate companies for the same period in 2020. This increase was mainly due to (i) a $61.3 million increase in equity method income from Navios Partners, from which the amount of $25.9 million is related to the NMCI Merger; (ii) a $13.4 million other-than-temporary impairment (“OTTI”) loss relating to the investment in Navios Acquisition recognized in the fourth quarter of 2020; (iii) $6.7 million other-than-temporary impairment OTTI loss relating to the investment in Navios Europe II recognized in the first quarter of 2020; and (iv) a $0.5 million increase in equity method income from Navios Containers. The overall increase was partially mitigated by a $11.2 million decrease in equity method income from Navios Acquisition, mainly due to the NNA Merger.

Income Tax Expense: Income tax expense increased by $2.8 million to $4.8 million for the year ended December 31, 2021, as compared to a $2.1 million for the year ended December 31, 2020. The change in income tax was mainly attributable to Navios Logistics due to (i) a $3.6 million increase in tax expense from the barge business; partially mitigared by (i) a $0.8 million decrease in income tax expense in cabotage business. The overall increase was mainly due to the recalculation of the deferred tax liability resulting from an increase in income tax rate.

Net Loss/(Income) Attributable to the Noncontrolling Interest: Net loss attributable to the noncontrolling interest increased by $29.1 million to $24.8 million for the year ended December 31, 2021, as compared to $4.4 million net income attributable to the noncontrolling interest for the same period in 2020. This increase was mainly attributable to Logistics Business net loss recognized for the year ended December 31, 2021 compared to net income recognized in the same period in 2020.

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

(In thousands of U.S. dollars)	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue	$416,718	$482,449
Administrative fee revenue from affiliate companies	—	16,991
Time charter, voyage and logistics business expenses	(166,589)	(177,216)
Direct vessel expenses	(104,755)	(101,467)
General and administrative expenses incurred on behalf of affiliate companies	—	(16,991)
General and administrative expenses	(33,702)	(36,194)
Depreciation and amortization	(71,015)	(81,723)
Allowance for credit losses	(541)	(999)
Interest income	257	10,662
Interest expense and finance cost	(136,559)	(133,479)
Impairment loss/ loss on sale of vessels, net	(88,367)	(156,106)
Gain on bond and debt extinguishment, net	7,047	47,430
Gain on sale of business	—	9,802
Loss on loss of control	—	(61,741)
Other income	6,303	44,750
Other expense	(8,007)	(15,842)
Impairment of loan receivable from affiliate company	(6,050)	—
Loss before equity in net losses of affiliate companies	$(185,260)	$(169,674)
Equity in net losses of affiliate companies	(1,293)	(9,185
Loss before taxes	$(186,553)	$(178,859)
Income tax expense	(2,052)	(1,475)
Net loss from continuing operations	$(188,605)	$(180,334)
Net loss from discontinued operations	—	(4,118)
Net loss	$(188,605)	$(184,452)
Less: Net income attributable to the noncontrolling interest	(4,356)	(7,658)
Net loss attributable to Navios Holdings common stockholders	$(192,961)	$(192,110)

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

During the year ended December 31, 2020, there were 1,472 fewer available days as compared to 2019, mainly due to (i) a decrease in long-term charter-in fleet available days by 1,609 days; partially mitigated by (ii) an increase in available days for owned vessels and bareboat-in vessels by 137 days following the sale of seven and six vessels in 2020 and 2019, respectively and the delivery of seven and three vessels in 2020 and 2019, respectively.

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

Revenue from the Logistics Business was $215.9 million for the year ended December 31, 2020 as compared to $228.3 million for the same period in 2019. The decrease of $12.3 million was mainly attributable to an $11.5 million decrease in the barge business, mainly due to the expiration of certain legacy time charter contracts, partially offset by higher COA/voyage revenues of convoys previously under time charter contracts. During the year ended December 31, 2020, COA/voyage revenues were adversely affected by a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina that resulted in water levels in the Paraná River dropping to their lowest levels in decades, which hampered shipping volumes and navigation. Revenues from the port terminal business decreased by $7.3 million mainly due to lower volumes transshipped from the grain port terminal, due to (a) reduced Uruguayan exports affected by lower Uruguay soybean production and (b) reduced transshipment of grains mainly from Paraguay and Bolivia due to the difficult navigation caused by the low water levels described above. Revenues from the cabotage business decreased by $1.4 million mainly due to lower time charter rates due to market conditions, partially offset by an increase of 41.4% in revenues from spot voyages performed. The overall decrease was partially mitigated by a $7.9 million increase in sales of products, mainly attributable to an increase in Navios Logistics liquid port terminal’s volumes of products sold mainly due to their ability to offer competitive prices compared to the market.

Administrative Fee Revenue from Affiliate Companies/ General and Administrative Expenses Incurred on Behalf of Affiliate Companies: Administrative fee revenue from affiliate companies was $0 million for the year ended December 31, 2020, as compared to $17.0 million for the year ended December 31, 2019 as result of the sale of the management division in August 2019.

General and administrative expenses incurred on behalf of affiliate companies was $0 million for the year ended December 31, 2020, as compared to $17.0 million for the year ended December 31, 2019 as a result of the sale of the management division in August 2019.

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

Of the total expenses for the years ended December 31, 2020 and 2019, $63.0 million and $52.2 million, respectively, related to Navios Logistics. The increase of $10.8 million in time charter, voyage and Logistics Business expenses was mainly due to (i) a $7.0 million increase in cost of products sold, mainly attributable to an increase in Navios Logistics liquid port terminal’s volumes of products sold driven by an increase in the sales of products in Navios Logistics liquid port terminal; (ii) a $3.0 million increase in the barge business mainly due to increased charter-in fleet used to service Navios Logistics COA/voyage contracts as their fleet operated at reduced carrying capacity because of the low water levels described above, and other voyage expenses caused by more voyage charters and difficult navigation conditions resulting from the same low water levels; (iii) a $0.5 million increase in the port terminal business mainly due to increases in insurance premiums; and (iv) a $0.3 million increase in the cabotage business mainly due to an increase of 41.4% in revenues from spot voyages performed.

Direct Vessel Expenses: Direct vessel expenses increased by $3.3 million, or 3.2%, to $104.8 million for the year ended December 31, 2020, as compared to $101.5 million for the year ended December 31, 2019. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from dry bulk operations decreased by $4.5 million or 9.4% to $52.0 million for the year ended December 31, 2020, as compared to $47.6 million for the year ended December 31, 2019. As of August 30, 2019, following the sale of the management division,the Manager provides management services to the Company at a fixed rate of $3,700 per day per vessel. During the year ended December 31, 2020 direct vessel expenses from the Dry Bulk Vessel Operations consisted of (i) a $45.5 million vessel operating expenses (management fees); (ii) a $6.3 million of drydocking and special survey amortization; and (iii) a $0.3 million other direct vessel expenses. During the year ended December 31, 2019, direct vessel expenses from the Dry Bulk Vessel Operations consisted of (i) a $14.4 million vessel operating expenses (management fees); (ii) a $27.3 million other direct vessel expenses relating to crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs, which were part of the management division; and (iii) a $5.9 million of drydocking and special survey amortization.

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

Following the sale of the management division, the Manager provides administrative services to the Company reimbursed at allocable cost. For the year ended December 31, 2020, general and administrative expenses, under the Administrative Services Agreement, amounted to $9.4 million. For the period from August 30, 2019 to December 31, 2019, general and administrative expenses, under the Administrative Services Agreement, amounted to $3.0 million.

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

Gain on Sale of Business: During the years ended December 31, 2020 and 2019, the Company recognized a $0 million and $9.8 million gain on sale of business, respectively, as a result of the sale of the management division (see also Note 3 included elsewhere in this Annual Report).

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

The increase in other income of the Logistics Business is mainly due to a $4.1 million increase mainly due to a claim settlement regarding a storage and transshipment contract in the grain port terminal during the year ended December 31, 2020, partially mitigated by (i) a $1.7 million decrease in miscellaneous other income; and (ii) a $1.1 million decrease in other income mainly due to an insurance claim settlement during the year ended December 31, 2019.

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

Off-Balance Sheet Arrangements

As of December 31, 2021, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $10 thousand issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

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

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary of Navios Logistics) of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2023.

On July 22, 2016, Navios Logistics guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by Navios Logistics) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $0.8 million and $0.5 million, respectively.

In September 2020, Navios Logistics agreed to a settlement regarding a storage and transshipment contract in the grain port terminal for a total amount to be paid to Navios Logistics as a result of the settlement of $4.1 million, which will be collected in three equal installments of $1.4 million on June 1, 2021, 2022 and 2023. In June 2021, Navios Logistics collected the first installment. For the year ended December 31, 2020, a gain of $4.1 million was included under the caption “Other income” in the consolidated statements of comprehensive income/(loss).

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

Non-Guarantor Subsidiaries

Our non-guarantor subsidiaries accounted for $223.5 million, or 38.2%, of our revenue, $24.0 million net loss, of our $116.7 million net income, $72.6 million of our Adjusted EBITDA, $878.8 million, or 48.6%, of our total assets and $641.7 million, or 36.8%, of our total liabilities, in each case, for the year ended and as of December 31, 2021. Our non-guarantor subsidiaries accounted for $215.9 million, or 51.8%, of our revenue, $0.8 million net loss, of our $193.0 million net loss, $82.1 million of our Adjusted EBITDA, $999.8 million, or 50.7%, of our total assets and $618.8 million, or 30.9%, of our total liabilities, in each case, for the year ended and as of December 31, 2020. Our non-guarantor subsidiaries accounted for $318.2 million, or 55.6%, of our revenue (including $89.9 million revenue from discontinued operations), $37.7 million net loss, of our $192.1 million net loss, $68.1 million of our Adjusted EBITDA, $973.9 million, or 45.4%, of our total assets and $571.2 million, or 28.8%, of our total liabilities, in each case, for the year ended and as of December 31, 2019.

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

Navios Holdings may from time to time, subject to restrictions under its debt and equity instruments, including limitations on dividends and repurchases under its preferred stock, depending upon market conditions and financing needs, use available funds to refinance or repurchase its debt in privately negotiated or open market transactions, by tender offer or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Holdings deems appropriate (which may be below par) and subject to Navios Holdings cash requirements for other purposes, compliance with the covenants under Navios Holdings’ debt agreements, and other factors management deems relevant. In addition, we regularly review options for refinancing our outstanding indebtedness and opportunities for acquisition of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. Generally, our sources of funds may be from cash flows from operations, long-term borrowings and other debt or equity financings, proceeds from asset sales and proceeds from sale of our stake in our investments. We cannot provide any assurance that we will be able to secure adequate financing or obtain additional funds on favorable terms, to meet our liquidity needs.

See “Item 4.B Business Overview — Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

Cash flows for the year ended December 31, 2021 compared to the year ended December 31, 2020:

The following table presents cash flow information for the years ended December 31, 2021 and 2020. This information was derived from the audited Consolidated Statements of Cash Flows of Navios Holdings for the respective periods.

(in thousands of U.S. dollars)	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Net cash provided by operating activities	$109,620	$25,211	$96,112
Net cash provided by/ (used in) investing activities	118,774	592	(56,467)
Net cash (used in)/provided by financing activities	(201,727)	6,654	(111,692)
Increase/ (Decrease) in cash and cash equivalents and restricted cash	26,667	32,457	(72,047)
Cash and cash equivalents and restricted cash, beginning of year	111,184	78,727	150,774
Cash and cash equivalents and restricted cash, end of year	$137,851	$111,184	$78,727

Cash provided by operating activities for the year ended December 31, 2021 as compared to the year ended December 31, 2020:

Net cash provided by operating activities increased by $84.4 million to $109.6 million for the year ended December 31, 2021, as compared to $25.2 million for the year ended December 31, 2020.

Accounts receivable, net, increased by $8.5 million from $54.3 million at December 31, 2020 to $62.8 million at December 31, 2021. The movement of the year was primarily due to a $9.6 million increase in accounts receivable of Navios Logistics, mainly attributable to an increase in receivable days as of December 31, 2021, compared to December 31, 2020; which was mitigated by a $1.0 million decrease in the Dry Bulk Vessel Operations related to (i) a $0.6 million decrease in accrued voyage income; and (ii) a $0.4 million decrease in accounts receivable from charterers and other receivables.

Amounts due to affiliate companies, including current and non-current portion, decreased by $5.8 million from $26.9 million for the year ended December 31, 2020 to $21.0 million for the year ended December 31, 2021. This decrease was due to (i) a $5.0 million decrease in payable balances in connection to the Navios Partners Guarantee (as defined herein); and (ii) a $1.1 million net decrease in payable of management and administrative fees, drydocking and other expenses according to our management agreement with the Manager; partially mitigated by a $0.2 million increase in receivable balances from Navios Acquisition in connection to dividend declared during December 2020.

Inventories decreased by $2.5 million, from $14.1 million at December 31, 2020 to $11.7 million at December 31, 2021. The decrease was primarily due to (i) a $1.3 million decrease in inventories of Navios Logistics mainly attributable to the decrease in inventory in the liquid port terminal due to lower sales demand; and (ii) a $1.2 million decrease in inventories on board of our dry bulk vessels.

Prepaid expenses and other current assets increased by $2.2 million, from $15.0 million at December 31, 2020 to $17.1 million at December 31, 2021. The increase was primarily due to (i) a $4.6 million increase in other assets mainly due to deferred financing costs related to a new secured credit facility, signed in December 2021, partially mitigated by (i) a $1.2 million decrease in accrued income; (ii) a $0.7 million decrease in prepaid voyage and operating costs; and (iii) a $0.5 million decrease in prepaid expenses and other current assets of Navios Logistics.

Other long-term assets decreased by $22.6 million, from $61.9 million at December 31, 2020 to $39.3 million at December 31, 2021. The decrease was primarily due to (i) a $20.2 million decrease in deposits for vessels, port terminals and other fixed assets of Navios Logistics, mainly attributable to the delivery of six liquid barges, the Navios Logistics’ 2020 Fleet, the completion of the two new tanks in the liquid port terminal and the completion of a crane in the grain port terminal ; (ii) a $2.4 million decrease in other long-term assets of Navios Logistics, mainly attributable to a settlement regarding a storage and transshipment contract in the grain port terminal recorded in Deceber 2020; and (iii) a $0.1 million decrease in long-term assets from dry bulk operations.

Accounts payable increased by $7.4 million, from $29.2 million at December 31, 2020 to $36.6 million at December 31, 2021. The increase was primarily due to (i) a $4.4 million increase in accounts payable of Navios Logistics; (ii) a $3.1 million increase in accounts payable relating to brokers and other accounts payable; (iii) a $1.5 million increase in accounts payable to bunkers, lubricants and other suppliers; and (iv)  a $0.1 million increase in port agents payable. The overall increase was partially mitigated by (i) a $1.3 million decrease in accounts payable to headowners of the charter-in vessels; and (ii) a $0.4 million decrease in accounts payable relating to utilities and other service providers, legal and audit services.

Accrued expenses and other liabilities decreased by $8.1 million from $72.5 million at December 31, 2020 to $64.5 million at December 31, 2021. The decrease was primarily due to (i) $10.2 million decrease in accrued interest mainly related to a decrease of $7.2 million of the 2022 Notes and the 2022 Senior Secured Notes and $3.0 million of the 2022 Logistics Senior Notes; and (ii) a $0.3 million decrease in accrued voyage expenses. The overall decrease was partially mitigated by (i) a $1.3 million increase in accrued payroll of Navios Logistics and (ii) a $1.2 million increase in accrued audit fees and related services of Navios Logistics.

Deferred income and cash received in advance decreased by $0.3 million from $8.3 million at December 31, 2020 to $8.1 million at December 31, 2021. Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed. The decrease was primarily due a $1.3 million decrease in deferred income of Navios Logistics; partially mitigate by a $1.1 million increase in deferred income of the Dey Bulk Vessel Operations.

Other long-term liabilities and deferred income increased by $0.2 million from $0.7 million at December 31, 2020 to $0.9 million at December 31, 2021. The increase was primarily due to a $0.3 million increase in other long-term liabilities of Navios Logistics.

Cash provided by investing activities for the year ended December 31, 2021 as compared to the year ended December 31, 2020:

Net cash provided by investing activities increased by $118.2 million to $118.8 million for the year ended December 31, 2021, as compared to $0.6 million for the year ended December 31, 2020.

Cash provided by investing activities for the year ended December 31, 2021 was the result of: (i) $167.0 million proceeds from sale of Navios Astra, Navios Centaurus, Navios Avior, Navios Serenity, Navios Ray, Navios Bonavis, Navios Koyo which was a previously chartered-in vessel and Navios Azimuth; (ii) $0.3 million in collections of Navios Logistics’ Note receivable; and (iii) $0.2 million dividends received from Navios Acquisition; partially mitigated by (i) $25.0 million in payments made by Navios Holdings for acquisition of/additions to vessels; (ii) $17.0 million in payments for the acquisition of Navios Logistics’ three pushboats and 18 liquid barges, (iii) $3.1 million for the construction of a crane, (iv) $2.1 million in payments for the purchase of fixed assets, (v) $1.2 million in payments for the construction of Navios Logistics’ six new liquid barges and (vi) $0.4 million in payments for the construction of Navios Logistics’ two new tanks; and (vii) $0.1 million in payments for the development of Navios Logistics’ port operations in Port Murtinho region of Brazil.

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

Cash used in financing activities for the year ended December 31, 2021 as compared to cash provided by financing activities for the year ended December 31, 2020:

Cash used in financing activities was $201.7 million for the year ended December 31, 2021, as compared to $6.7 million cash provided by financing activities for the year ended December 31, 2020.

Cash used in financing activities for the year ended December 31, 2021 was the result of (i) $168.6 million in payments for the repayment of the 2022 Notes and 2022 Senior secured Notes; (ii) $130.7 million in payments made related to the loans from affiliate companies; (iii) $76.2 million in payments made in connection with Navios Holdings’ indebtedness; (iv) $21.0 million in payments made in connection with the acquisition of the noncontrolling interest, including $5.0 million relating to promissory note; (v) $13.5 million in payments made in connection with Navios Logistics’ outstanding indebtedness; (vi) $5.3 million in payments for the repayment of Navios Logistics’ Notes Payable (as defined below); (vii) $3.9 million in payments of deferred financing costs; partially mitigated by (i) $115.0 million proceeds from loan payable to affiliate companies; (ii) $58.0 million proceeds from three Sale and Leaseback Agreements; and (iii) $44.4 million in proceeds from the sale of shares, net of expenses.

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

Amounts due from/(to) affiliate companies, including current and non-current portion, decreased by $43.0 million from $16.1 million receivable for the year ended December 31, 2019 to $26.9 million payable for the year ended December 31, 2020. This decrease was due to (i) a $26.1 million net increase in payable of management and administrative fees, drydocking and other expenses according to our management agreement with the Manager; (ii) a $20.7 million decrease in receivable balances following Navios Europe II liquidation; (iii) a $1.2 million decrease in receivable balances from Navios Acquisition in connection to dividend declared; partially mitigated by a $5.0 million decrease in payable balances in connection to the Navios Partners Guarantee.

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

Other long-term assets increased by $12.8 million, from $49.1 million at December 31, 2019 to $61.9 million at December 31, 2020. The increase was primarily due to (i) a $3.2 million increase in other long-term assets of Navios Logistics, mainly attributable to a settlement regarding a storage and transshipment contract in the grain port terminal; (ii) a $7.7 million increase in deposits for vessels, port terminals and other fixed assets of Navios Logistics, mainly attributable to the construction of six liquid barges; and (iii) a $1.9 million increase in long-term assets from dry bulk operations mainly due to deposits for options to acquire vessels under bareboat contracts.

Accounts payable increased by $7.5 million, from $21.7 million at December 31, 2019 to $29.2 million at December 31, 2020. The increase was primarily due to (i) a $4.1 million increase in accounts payable relating to brokers and other accounts payable; (ii) a $3.6 million increase in accounts payable of Navios Logistics; and (iii) a $0.8 million increase in accounts payable to headowners. The overall increase was partially mitigated by (i) a $0.5 million decrease in accounts payable relating to utilities and other service providers, legal and audit services; (ii) a $0.4 million decrease in accounts payable to bunkers, lubricants and other suppliers; and (iii) a $0.1 million decrease in port agents’ payable.

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

Adjusted EBITDA: EBITDA represents net income/(loss) attributable to Navios Holdings’ common stockholders before interest and finance costs, depreciation and amortization and income taxes. Adjusted EBITDA represents EBITDA before stock based compensation. We use Adjusted EBITDA as a liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) deferred financing costs and gains/(losses) on bond and debt extinguishment, net; (v) allowance for credit losses; (vi) earnings/(losses) in affiliate companies and joint ventures, net of dividends received; (vii) payments for drydock and special survey costs; (viii) noncontrolling interest; (ix) gain/ (loss) on sale of assets/ subsidiaries/businesses, on loss of control and bargain gain; (x) unrealized (loss)/gain on derivatives; (xi) loss on sale and reclassification to earnings of available-for-sale securities; and (xii) impairment losses. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures and meet working capital requirements. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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

Adjusted EBITDA Reconciliation from Cash from Operations

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
	(Expressed in thousands of U.S. dollars — except per share data)
Net cash provided by operating activities	$109,620	$25,211	$96,112	$55,637	$48,117
Net increase/(decrease) in operating assets	5,264	(6,757)	(6,249)	25,632	(22,385)
Net decrease/(increase) in operating liabilities	22,233	(41,348)	6,812	(6,662)	(20,814)
Payments for drydock and special survey costs	21,334	17,362	23,106	7,755	10,824
Interest expense and finance cost, net	135,883	128,439	125,094	122,492	108,389
Allowance for credit losses	(1,831)	(541)	(999)	(575)	(269)
Impairment loss/ loss on sale of vessels, net	(47,827)	(88,367)	(156,106)	(200,657)	(50,565)
Gain on sale of assets	—	—	—	894	1,064
Gain on sale of business	—	—	9,802	—	—
Gain on bond and debt extinguishment, net	951	7,047	47,430	6,464	185
Earnings/(losses) in affiliate companies and joint ventures, net of dividends received	68,752	17,309	(13,722)	(84,317)	(4,610)
Impairment loss on investment in affiliate companies	—	(20,018)	—	—	—
Impairment of loan receivable from affiliate company	—	(6,050)	—	—	—
(Loss on loss of control)/bargain gain upon obtaining control	—	—	(61,741)	58,313	—
Noncontrolling interest	24,785	(4,356)	(7,658)	(3,207)	(1,123)
Adjusted EBITDA	$339,164	$27,931	$61,881	$(18,231)	$68,813

Adjusted EBITDA for the years ended December 31, 2021 and 2020 was $339.2 million and $27.9 million, respectively. The $311.2 million increase in Adjusted EBITDA was primarily due to  (i) a $169.1 million increase in revenue; (ii) a $70.6 million increase in equity in net earnings from affiliate companies; (iii) a $40.5 million decrease in impairment loss/ loss on sale of vessels, net; (iv) a $29.1 million decrease in net income attributable to the noncontrolling interest; (v) a $12.1 million decrease in time charter, voyage and logistics business expenses; (vi) $6.1 million impairment loss of loan receivable from Navios Europe II recorded in the year ended Decmber 31, 2020; and (vii) a $1.7 million decrease in general and administrative expenses (excluding stock-based compensation expenses). This overall increase of $329.2 million was partially mitigated by (i) a $6.8 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items); (ii) a $6.1 million decrease in gain on bond and debt extinguishment; and (iii) a $5.1 million increase in other expense.

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

Long-Term Debt Obligations and Credit Arrangements:

Navios Holdings Debt

2022 Senior Secured Notes

On November 21, 2017, the Company and its wholly-owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305.0 million of 11.25% Senior Notes due 2022, at a price of 97%.

The 2022 Senior Secured Notes are secured by a first priority lien on certain capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios GP L.L.C., Navios Logistics and Navios Partners (following the Mergers). The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios Logistics.

The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes.

The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time at par.

Upon occurrence of certain change of control events, the holders of the 2022 Senior Secured Notes may require the Co-Issuers to repurchase some or all of the 2022 Senior Secured Notes at 101% of their face amount. The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliate companies, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Senior Secured Notes includes customary events of default. The Co-Issuers were in compliance with the covenants as of December 31, 2021.

Under the terms of the 2022 Senior Secured Notes, Navios Holdings had an obligation to make a springing maturity offer in September 2021 to repurchase those notes at par unless certain conditions relating to the refinancing of our 2022 Notes were met.

On October 1, 2020, Navios Holdings entered into (1) the Sixth Supplemental Indenture to amend the terms of the indenture and related pledge agreements governing the 2022 Senior Secured Notes following its receipt of consents from bondholders representing a majority in aggregate principal amount (the “Consenting Noteholders”) of the 2022 Senior Secured Notes and (2) a consent agreement with the Consenting Noteholders (“Consent Agreement”). Pursuant to the Consent Agreement, the Consenting Noteholders agreed, subject to the satisfaction of certain conditions, to consent to the amendments contained in the form of supplemental indenture (“Form of Supermajority Supplemental Indenture”) which amendments required consent from 66 2/3% of the outstanding 2022 Senior Secured Notes affected.

The Sixth Supplemental Indenture, among other things, (i) clarifies that all past dividends paid in respect of equity pledged as collateral for the 2022 Senior Secured Notes and any future dividends paid in respect of equity pledged as collateral (other than equity of Navios Logistics) can be used by the Company for general corporate purposes, absent a Default or Event of Default; (ii) provides that future dividends paid in respect of equity of Navios Logistics pledged as collateral for the 2022 Senior Secured Notes may be used only to redeem or repurchase 2022 Senior Secured Notes (including, absent a Default or an Event of Default, at a discount to par); (iii) eliminates the Company’s obligation to make a springing maturity offer for the 2022 Senior Secured Notes; and (iv) states that the Company may agree to the cancellation of amounts it owes to Navios Logistics under that certain loan agreement in lieu of the receipt of pro rata cash dividends from Navios Logistics. The Sixth Supplemental Indenture became effective upon its execution by the Company and the Trustee, but the amendments and waivers contained therein will become operative only upon the occurrence of a Qualified IPO of Navios Logistics.

On November 17, 2020, the Company entered into the Seventh Supplemental Indenture to further amend the terms of the indenture governing the 2022 Senior Secured Notes, pursuant to which Wilmington Trust, National Association became the successor Trustee and successor Collateral Trustee in respect of the 2022 Senior Secured Notes.

On June 29, 2021, the Company entered into the Eighth Supplemental Indenture which eliminated the Company’s obligation to make a springing maturity offer for the 2022 Senior Secured Notes following the first redemption of an aggregate principal amount of $100.0 million of the 2022 Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date (“First Redemption”). On July 23, 2021, the Company completed the First Redemption, which was funded through (i) the sale of a vessel pledged as collateral in respect of the 2022 Senior Secured Notes and (ii) the borrowing of $75.3 million from an affiliate company of NSM.

The Eighth Supplemental Indenture also, among other things, (i) clarifies that all past dividends paid in respect of equity pledged as collateral for the 2022 Senior Secured Notes and any future dividends paid in respect of equity pledged as collateral (other than equity of Navios Logistics) can be used by the Company for general corporate purposes, absent a Default or Event of Default; (ii) provides that future dividends paid in respect of equity of Navios Logistics pledged as collateral for the 2022 Senior Secured Notes may be used only to redeem or repurchase 2022 Senior Secured Notes; and (iii) permits the lender under the $115.0 million NSM Loan (as defined herein) to take a second lien on the pledged share collateral (which pledged share collateral secures the 2022 Senior Secured Notes on a first lien basis).

On September 3, 2021, the Company issued a notice of redemption with respect to an aggregate principal amount of $20.0 million of its 2022 Senior Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date of September 13, 2021 (the “Second Redemption”).

On September 14, 2021, the Company issued a notice of redemption with respect to an aggregate principal amount of $20.0 million of its 2022 Senior Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date of September 24, 2021 (the “Third Redemption”).

On October 1, 2021, the Company issued a notice of redemption with respect to an aggregate principal amount of $10.0 million of its 2022 Senior Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date of October 11, 2021 (the “Fourth Redemption”).

As of December 31, 2021, the Company wrote-off $1.8 million of deferred financing costs associated with the Redemptions discussed above and is included in the consolidated statement of comprehensive income/(loss) under the caption “Gain/(loss) on bond and debt extinguishment”.

On March 18, 2022, the Company issued a notice of redemption with respect to an aggregate principal amount of $25.0 million of its 2022 Senior Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date of March 30, 2022 (the “Fifth Redemption”)

After the Fifth Redemption, $130.0 million in aggregate principal amount of the 2022 Senior Secured Notes is currently outstanding, which mature in August 2022.

2022 Notes

On November 29, 2013, the Co-Issuers completed the sale of $650.0 million of 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). During 2019, Navios Logistics repurchased $35.5 million in par value of the 2022 Notes in open market transactions for a cash consideration of $17.6 million. During 2019, the Company repurchased $81.2 million in par value of the 2022 Notes for a cash consideration of $50.7 million. These transactions resulted in a gain on bond extinguishment of $47.4 million, net of deferred financing costs written-off. (Refer to Note 16 “Transactions with Related Parties” to the consolidated financial statements included elsewhere in this Annual Report, “Secured credit facility with Navios Logistics”). During 2020, the Company repurchased $20.8 million in par value of the 2022 Notes for a cash consideration of $9.4 million resulting in a gain on bond extinguishment of $11.2 million, net of deferred financing costs written-off. During 2021, the Company repurchased $21.4 million in par value of the 2022 Notes for cash consideration of $18.6 million resulting in a gain on bond extinguishment of $2.7 million, net of deferred financing costs written-off. After these repurchases, the remaining amount of 2022 Notes was $455.5 million as at December 31, 2021.

The 2022 Notes were senior obligations of the Co-Issuers and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. As of December 31, 2021, the 2022 Notes were secured by 14 drybulk vessels and $84.3 million of cash collateral. The 2022 Notes were unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries, other than Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C.

The outstanding balance of $455.5 million of the 2022 Notes as of December 31, 2021 was fully repaid in January 2022 ,using (i) $206.7 million under two credit facilities with commercial banks; (ii) $77.0 million under four sale and leaseback agreements; (iii) $100.0 million of additional financing from NSM; and (iv) cash from operations. In addition, as of December 31, 2021, $158.9 million of Ship Mortgage Notes held by the Company that had previously been pledged as collateral to NSM were cancelled.

2024 Notes

On March 21, 2019, Navios Holdings issued $4.7 million of 9.75% Senior Notes due 2024 (as defined herein) as an exchange for a total of 10,930 Series H shares which were validly tendered as of that date (Refer to Note 17 “Preferred and Common Stock” to the consolidated financial statements included elsewhere in this Annual Report).

On April 21, 2019, Navios Holdings issued $3.9 million of the 2024 Notes as an exchange for a total of 8,841 Series G shares which were validly tendered as of that date. (Refer to Note 17 “Preferred and Common Stock” to the consolidated financial statements included elsewhere in this Annual Report).

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

Secured Credit Facilities

During the year ended December 31, 2021, the Company repaid $70.1 million of debt, being (i) the $11.1 million outstanding loan balance with Credit Agricole Corporate and Investment bank, (ii) the $11.4 million outstanding loan balance with Credit Agricole Corporate and Investment bank, (iii) the $9.9 million outstanding loan balance with Hamburg Commercial Bank AG, (iv) the $4.5 million outstanding loan balance with DVB Bank S.E., (v) the $20.2 million outstanding loan balance with Alpha Bank A.E., and (vi) the $12.9 million outstanding loan balance with Alpha Bank A.E.

As of December 31, 2021, the Company had no secured bank credit facilities following their full repayment.

Credit Agricole (formerly Emporiki) Facilities: In December 2012, the Emporiki Bank of Greece’s facilities were transferred to Credit Agricole Corporate and Investment Bank.

In August 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one Panamax vessel. In May, 2019, the facility was refinanced. The facility was repayable in five semi-annual installments of $0.8 million, with a final balloon payment of $8.9 million on the last payment date. The loan bore interest at a rate of LIBOR plus 275 basis points. In the first quarter of 2021, the facility was repaid in full and there was no outstanding balance as of December 31, 2021.

In December 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one newbuilding bulk carrier. In May, 2019, the facility was refinanced. The loan facility was repayable in three semi-annual equal installments of $0.8 million, with a final balloon payment of $9.2 million on the last payment date. The loan bore interest at a rate of LIBOR plus 325 basis points. In the first quarter of 2021, the facility was repaid in full and there was no outstanding balance as of December 31, 2021. On February 14, 2018, Navios Holdings entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $28.7 million in order to: a) repay all amounts outstanding under the facility agreement dated September 2010 and b) repay all amounts outstanding under the facility agreement dated December 20, 2013. The loan bore interest at a rate of LIBOR plus 280 basis points. The loan facility required compliance with certain financial covenants. In the second quarter of 2019, the facility was repaid in full and there was no outstanding balance as of December 31, 2019.

Hamburg Commercial Bank AG Facility: On May 23, 2017, Navios Holdings entered into a facility agreement with Hamburg Commercial Bank AG for an amount of up to $15.3 million in order to partially refinance the fourth tranche of the Commerzbank facility. The facility was repayable in three quarterly equal installments of $0.4 million, with a final balloon payment of $8.8 million on the last payment date. The loan bore interest at a rate of LIBOR plus 300 basis points. In the first quarter of 2021, the facility was repaid in full and there was no outstanding balance as of December 31, 2021. DVB Bank SE Facilities: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42.0 million in two tranches: (i) the first tranche is for an amount of up to $26.0 million in order to finance the acquisition of a Handysize vessel; and (ii) the second tranche is for an amount of up to $16.0 million to refinance the outstanding debt of an Ultra-Handymax vessel. On June 27, 2014, Navios Holdings refinanced the existing facility, adding a new tranche for an amount of $30.0 million in order to finance the acquisition of a Capesize vessel, which was delivered in June 2014. On November 12, 2019, Navios Holdings amended this facility agreement with DVB Bank SE in order to extend the maturity of the outstanding balance originally due in the first and second quarter of 2020 for one year, to June 2021 and released from collateral one Handysize vessel which was substituted by one Panamax vessel. The facility bore interest at a rate of LIBOR plus 293 basis points. During September 2020, the Company completed the sale of the Panamax vessel and the Capesize vessel which were released from collaterals and prepaid the amount of $33.0 million for the satisfaction of the first and the third tranche of the facility. As of December 31, 2020, the second tranche was repayable in two quarterly installments of $0.3 million, with a final balloon payment of $4.0 million on the last repayment date. In the first quarter of 2021, the facility was repaid in full and there was no outstanding balance as of December 31, 2021.

In September 2013, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $40.0 million in order to finance the acquisition of four Panamax vessels, delivered in August and September 2013. The facility bore interest at a rate of LIBOR plus 325 basis points. In December 2017, Navios Holdings entered into a facility agreement with DVB Bank SE in order to extend the maturity of the outstanding balance originally due by September 2018 for three years, to September 2021. During 2019, Navios Holdings partially prepaid the indebtedness originally maturing in the third quarter of 2021 and released from collateral two Panamax vessels. In the first quarter of 2020, the facility was repaid in full and there was no outstanding balance as of December 31, 2020.

Alpha Bank A.E.: On November 6, 2014, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $31.0 million in order to finance part of the acquisition of a Capesize vessel. The loan bore interest at a rate of LIBOR plus 300 basis points. The facility was repayable in eight quarterly installments of $0.5 million, with a final balloon payment of $16.6 million on the last repayment date. The loan facility required compliance with certain financial covenants. In the second quarter of 2021, the facility was repaid in full and there was no outstanding balance as of December 31, 2021.

On November 3, 2016, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $16.1 million in order to refinance one Capesize vessel. The facility bore interest at a rate of LIBOR plus 300 basis points. The facility was repayable in eight quarterly installments of $0.3 million each, with a final balloon payment of $10.7 million payable on the last repayment date. In the second quarter of 2021, the facility was repaid in full and there was no outstanding balance as of December 31, 2021.

Hamburg Commercial Bank AG: In December 2021, Navios Holdings entered into a loan agreement with Hamburg Commercial Bank AG (“HCOB”) for an amount of $101.8 million, for the refinancing of seven drybulk vessels. On January 5, 2022, the amount under this facility was fully drawn. The loan bears interest at a rate of LIBOR plus margin ranging from 3.25% per annum to 4.50% per annum. In March 2022, Navios Holdings prepaid an amount of $10.4 million and one dry bulk vessel was released. The remaining loan balance of $91.3 million is repayable in eight quarterly installments of $3.9 million, beginning three months from the date of the initial drawdown, with a final balloon payment of $60.0 million on the last repayment date. The loan facility requires compliance with certain covenants, as described below.

Credit Agricole CIB/ BNP Paribas: In December 2021, Navios Holdings entered into a loan agreement with Credit Agricole CIB (“CACIB”) and BNP Paribas (“BNPP”) for an amount of $105.0 million, for the refinancing of seven drybulk vessels. On January 5, 2022, the amount under this facility was fully drawn. The loan bears interest at a rate of LIBOR plus margin ranging from 2.85% per annum to 3.75% per annum. The loan is repayable in four quarterly installments of $6.6 million, beginning three months from the date of the initial drawdown, followed by eight consecutive quarterly installments of $4.8 million with a final balloon payment of $41.0 million on the last repayment date. The loan facility requires compliance with certain covenants, as described below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2022 Senior Secured Notes and the 2024 Notes (as defined herein). Among other events, it will be an event of default under the credit facilities if the Company fails to maintain the financial covenants or if Angeliki Frangou and her affiliate companies own (in aggregate) less than 10% of the outstanding share capital of Navios Holdings.

The Company’s secured credit facilities, which were drawn in January 2022, require compliance with maintenance covenants. Depending on the facility, these covenants include: (i) value-to-loan ratio covenants, based on charter-free valuations, ranging from over 125% to 133%, (ii) minimum liquidity up to a maximum of $10.0 million, (iii) total debt divided by total assets, as defined in each credit facility, of 75%; and (iv) net worth, as defined in the credit facility, of $125.0 million.

NSM Loan

On August 29, 2019, Navios Holdings entered into a secured loan agreement of $141.8 million (including post-closing adjustments) with a wholly owned subsidiary of NSM (the “NSM Loan”). In December 2021, the Company entered into an amended and restated secured loan agreement with NSM in order to refinance the outstanding balance of this facility with the NSM Loan I. The refinancing was completed in January 2022. As of December 31, 2021, the total outstanding balance of this facility amounted to $48.9 million, including $0.3 million of accrued interest and is presented under the caption “Loans payable to affiliate companies, net of current portion”. For information on the NSM Loan, see Note 16 “Transactions with Related Parties” in the consolidated financial statements included in this Annual Report.

$50.0 million NSM Loan

In June 2020, Navios Holdings entered into a secured loan agreement with a wholly-owned subsidiary of NSM (“$50.0 million NSM Loan”) for a loan of up to $50.0 million to be used for general corporate purposes. On July 12, 2021, the Company refinanced the outstanding balance of this facility through the $115.0 million NSM Loan. For information on the $50.0 million NSM Loan, see Note 16 “Transactions with Related Parties” in the consolidated financial statements included in this Annual Report.

$115.0 million NSM Loan

In June 2021, Navios Holdings entered into a secured loan agreement with a wholly owned subsidiary of NSM (“$115.0 million NSM Loan”) for a loan up to $115.0 million in advances (i) to refinance the $50.0 million NSM Loan, (ii) to redeem certain 2022 Senior Secured Notes and (iii) to be used for general corporate purposes. In July 2021, the amount of this facility was fully drawn. In December 31, 2021 the Company entered into an amended and restated secured loan agreement with NSM in order to refinance the outstanding balance of this facility through the NSM Loan II (as defined herein). The refinancing was completed during January 2022. As of December 31, 2021, the total outstanding balance of this facility amounted to $64.6 million, including $0.6 million of accrued interest, and is presented under the caption “Loans payable to affiliate companies, net of current portion”. For information on the $115.0 million NSM Loan, see Note 16 “Transactions with Related Parties” in the consolidated financial statements included in this Annual Report.

NSM Loan I

In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing NSM Loan dated August 29, 2019 (the “NSM Loan I”). Pursuant to NSM Loan I, a wholly-owned subsidiary of NSM made available to the Company a secured term loan of up to $127.6 million, in two tranches. The first tranche of $48.6 million represents borrowings already made available to the Company and the second tranche of $79.1 million represents new borrowings to be made available in exchange for the release by NSM of certain existing collateral. On January 5, 2022, the amount under this facility was fully drawn. For information on the NSM Loan I, see Note 16 “Transactions with Related Parties” in the consolidated financial statements included in this Annual Report.

NSM Loan II

In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing $115.0 million NSM Loan dated June 29, 2021 (the “NSM Loan II” and, together with NSM Loan I, the “NSM Loans”). Pursuant to NSM Loan II, a wholly-owned subsidiary of NSM made up to $135.0 million available to the Company under a secured term loan in two tranches. The first tranche of $64.1 million represents outstanding borrowings already made available and the second tranche of $71.0 million represents new borrowings to be made available, in exchange for the release by NSM of certain existing collateral. On January 5, 2022, the amount under this facility was fully drawn. For information on NSM Loan II, see Note 16 “Transactions with Related Parties” in the consolidated financial statements included in this Annual Report.

Upon completion of the refinancing in January 2022, NSM received an upfront fee in respect of the NSM Loan I and the NSM Loan II of $24.0 million in the form of the Convertible Debenture. The agreements also provide for prepayment premiums ranging from 5%-10% during the first 36 months of the term which is payable in the form of Convertible Debenture, described below.

Convertible Debenture

In December 2021, Navios Holdings entered into the convertible debenture with NSM (the “Convertible Debenture”), covering an upfront fee of $24.0 million, accrued interest on the NSM Loans, and prepayment fees. The lender has the option to convert any portion of the outstanding balance under the Convertible Debenture into shares of common stock of Navios Holdings pursuant to an agreed-upon mechanism. The Convertible Debenture has a term of five years and bears interest at the rate of 4% PIK, payable at maturity, if not earlier converted into shares of our common stock.

In accordance with the terms of the Convertible Debenture, Navios Holdings issued 1,000 shares of preferred stock (the “Series I Preferred Stock”) on January 3, 2022, which have no voting and no economic rights. The Series I Preferred Stock represent 9,133,147 shares of Common Stock issuable as of April 4, 2022 upon conversion of a Convertible Debenture and are deemed outstanding for voting purposes. Under the terms of the Convertible Debenture, the number of shares of Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase. NSM is an affiliate of our Chairwoman and Chief Executive Officer, Angeliki Frangou.

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

The Sale and Leaseback Agreements are repayable by 144 consecutive monthly payments of approximately $0.2 million each, commencing as of January 2020 and March 2020, respectively. As of December 31, 2021, the outstanding balance under the Sale and Leaseback Agreements of the two Capesize vessels was $57.4 million in total. The agreements mature in the fourth quarter of 2031 and first quarter of 2032, respectively, with a balloon payment of $0.8 million per vessel on the last repayment date.

In December 2021, Navios Holdings entered into four new sale and leaseback agreements of $77.0 million in total, with unrelated third parties, in order to finance four dry bulk vessels. In December 2021, three of the four new sale and leaseback agreements were drawn down amounting to $58.0 million in total.

Two dry bulk vessels are repayable by 96 consective payments of approximaty $0.5 million each, commencing as of December 2021. One dry bulk vessel is repayable by 72 consecutive monthly payments of approximately $0.7 million, commencing as of December 2021. Two of the agreements mature in the fourth quarter of 2029 and one in the fourth quarter of 2027, respectively, with a balloon payment of $3.6 million each for two dry bulk vessels and $3.5 million for one dry bulk vessel on the last repayment date. As of December 31, 2021, the outstanding balance under the new Sale and Leaseback Agreements of the three dry bulk vessels was $57.4 million in total.

The fourth sale and leaseback agreement amounting to $19.0 million was drawn down in January, 2022, and is repayable by 84 consecutive monthly payments of approximately $0.6 million. The fourth sale and sale and leaseback agreement matures in the first quarter of 2029 with a balloon payment of $1.0 million.

In March 2022, Navios Holdings entered into a sale and leaseback agreement to finance one dry bulk vessel. The fifth sale and leaseback agreement amounting to $12.0 million was drawn down in March 2022 and is repayable by 60 consecutive monthly payments of approximately $0.5 Million. The fifth sale and leaseback agreement matures in the first quarter of 2027 with a balloon payment of $1.6 million.

The Sale and Leaseback Agreements have no financial covenants.

Navios Logistics Debt

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) issued $375.0 million in aggregate principal amount of its Senior Notes due on May 1, 2022 (the “2022 Logistics Senior Notes”), at a fixed rate of 7.25%. The 2022 Logistics Senior Notes were unregistered were fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for three subsidiaries, which were deemed to be immaterial, and Logistics Finance, which was the co-issuer of the 2022 Logistics Senior Notes. The 2022 Logistics Senior Notes were redeemed in full on July 16, 2020 at 100% of their face amount, plus accrued and unpaid interest to the redemption date with the proceeds of the 2025 Logistics Senior Notes. Following this transaction, Navios Logistics recognized a loss of $2.7 million relating to the accelerated amortization of the unamortized deferred financing costs and is included in the consolidated statements of comprehensive income/(loss) under the caption “Gain on bond and debt extinguishment, net”.

Navios Logistics Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100,0 million Term Loan B Facility (the “Navios Logistics Term Loan B Facility”). The Navios Logistics Term Loan B Facility bore an interest rate of LIBOR plus 475 basis points and has a four-year term with 1.0% amortization per annum. The Navios Logistics Term Loan B Facility was repaid in full on July 8, 2020 at par plus accrued and unpaid interest to the repayment date with the proceeds of the 2025 Logistics Senior Notes. Following this transaction, Navios Logistics recognized a loss of $1.6 million relating to the accelerated amortization of the unamortized deferred financing costs and is included in the consolidated statements of comprehensive income/(loss) under the caption “Gain on bond and debt extinguishment, net”.

2025 Logistics Senior Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Logistics Finance issued $500.0 million in aggregate principal amount of senior secured Notes due on July 1, 2025, at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Logistics Senior Notes, amounting to $487.5 million, were used to satisfy and discharge the indenture governing the 2022 Logistics Senior Notes, amounting to $375.0 million, to repay all amounts outstanding under the Navios Logistics’ Term Loan B Facility, amounting to $97.5 million and to pay certain fees and expenses related to the offering, with the balance to be used for general corporate purposes. Following this transaction, the Company recognized a loss of $4.2 million in its consolidated statements of comprehensive income/(loss) under the caption “Gain on bond and debt extinguishment” for the year ended December 31, 2020, relating to the accelerated amortization of the unamortized deferred finance costs.

On or after August 1, 2022, the Logistics Co-Issuers may redeem some or all of the 2025 Logistics Senior Notes at the redemption prices set forth in the indenture governing the 2025 Logistics Senior Notes. In addition, before August 1, 2022, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2025 Logistics Senior Notes at a price equal to 110.750% of the principal amount of the 2025 Logistics Senior Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 50% of the originally issued aggregate principal amount of the 2025 Logistics Senior Notes remains outstanding. Prior to August 1, 2022, the Logistics Co-Issuers may also redeem all or a part of the 2025 Logistics Senior Notes at a redemption price equal to the sum of: (a) 100% of the principal amount of the 2025 Logistics Senior Notes to be redeemed; plus (b) the applicable “make-whole” premium described in the Indenture governing the 2025 Logistics Senior Notes, plus (c) accrued and unpaid interest, if any, on the 2025 Logistics Senior Notes to be redeemed, to (but excluding) the applicable redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on all the relevant interest payment dates. The Logistics Co-Issuers may also redeem all, but not less than all, of the 2025 Logistics Senior Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Logistics Co-Issuers may be required to offer to purchase 2025 Logistics Senior Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Logistics Senior Notes are senior secured obligations of the Logistics Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Navios Logistics’ direct and indirect subsidiaries, other than the Logistics Co-Issuer. The 2025 Logistics Senior Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing the Navios Logistics’ cabotage business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”). The 2025 Logistics Senior Notes are effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Logistics Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral to the extent of the value of any assets securing such other obligations. The indenture governing the 2025 Logistics Senior Notes contains restrictive covenants that limit, among other things, the ability of the Logistics Co-Issuers and their restricted subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliate companies, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Logistics Senior Notes also contains customary events of default.

The Logistics Co-Issuers were in compliance with the covenants as of December 31, 2021.

As of December 31, 2021, and December 31, 2020, deferred financing costs associated with the 2025 Logistics Senior Notes amounted to $15.9 million and $19.4 million, respectively.

Navios Logistics Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, CNSA entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed financing costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Navios Logistics Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Navios Logistics Notes Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of December 31, 2021, Navios Logistics had drawn the total available amount and the outstanding balance of Navios Logistics Notes Payable was $12.5 million.

Navios Logistics New BBVA Facility

On February 28, 2020, Navios Logistics entered into a $25,0 million loan facility with Banco Bilbao Vizcaya Argentaria (the “Navios Logistics New BBVA Facility”), which was drawn on July 8, 2020. The Navios Logistics New BBVA Facility was used to repay the then existed debt with the bank, and for general corporate purposes. The Navios Logistics New BBVA Facility bore interest at a rate of LIBOR (180 days) plus 325 basis points, was repayable in quarterly installments with final maturity on March 31, 2022 and was secured by assignments of certain receivables. As at December 31, 2021, the outstanding balance was $12.0 million. On March 23, 2022, Navios Logistics entered into the Navios Logistics 2022 BBVA Facility with the bank in order to refinance the outstanding balance of Navios Logistics New BBVA Facility through the Navios Logistics 2022 BBVA Facility. Please refer to Recent Developments.

Navios Logistics was in compliance with the covenants set forth in the Navios Logistics New BBVA Facility as of December 31, 2021.

Navios Logistics Alpha Bank Loan

On May 18, 2017, Navios Logistics entered into a $14.0 million term loan facility in order to finance the acquisition of two product tankers (“Navios Logistics Alpha Bank Loan”). The Navios Logistics Alpha Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in 20 quarterly installments with a final balloon payment of $7.0 million on the last repayment date. In December 2021, Navios Logistics agreed to amend the Navios Logistics Alpha Bank Loan, extending its maturity and amending the repayment schedule. Following the amendment, the $7.0 million final balloon payment of the Navios Logistics Alpha Bank Loan, which was due on May 18, 2022, is repayable in twelve quarterly installments, beginning on August 18, 2022, with a final balloon payment of $2.8 million. As of December 31, 2021, the outstanding amount of the loan was $7.7 million.

Navios Logistics was in compliance with the covenants set forth in the Navios Logistics Alpha Bank Loan as of December 31, 2021.

Seller’s Credit Agreement for the construction of six liquid barges

In December 2020, Navios Logistics entered into a $13.5 million seller’s credit agreement for the construction of six liquid barges to be made available by way of credit in six equal tranches. Each drawdown is repayable in 20 quarterly installments starting from the delivery of each barge. The seller’s credit for the construction of the six liquid barges bears interest at a fixed rate of 8.5%. As of December 31, 2021, Navios Logistics had drawn the total available amount and the outstanding balance was $11.2 million.

Seller’s Credit Agreement for the Navios Logistics’ 2020 Fleet

In the fourth quarter of 2020, Navios Logistics entered into a purchase agreement with an unrelated third party for the acquisition of three pushboats and 18 tank barges (the “Navios Logistics’ 2020 Fleet”). The acquisition was completed on March 22, 2021, and the Company entered into a $15.0 million seller’s credit agreement for the acquisition of the Navios Logistics’ 2020 Fleet. The seller’s credit agreement bears interest at a fixed rate of 5.0% per annum and is payable in three equal annual installments of $5.0 million. As of December 31, 2021, the outstanding balance was $15.0 million.

Navios Logistics Other long-term loans

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. The loan facility bore interest at a fixed rate of 600 basis points. The loan was repayable in monthly installments of less than $0 million. In September 2021, this loan was repaid in full.

Navios Logistics was in compliance with all the covenants set forth in this facility as of December 31, 2021.

During the year ended December 31, 2021, the Company in relation to its secured credit facilities paid $189.5 million related to scheduled repayment installments and $36.2 million related to the prepayment of four of Navios Holdings’ credit facilities. During the year ended December 31, 2021, the proceeds from the $115.0 NSM Loan was $115.0 million and from the three Sale and Leaseback Agreements for Navios Holdings were $58.0 million.

The annual weighted average interest rates of the Company’s total borrowings were 8.78%, 7.89% and 7.70% for the years ended December 31, 2021, 2020 and 2019, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2021, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Year	Amount in millions of U.S. dollars
2022 (including total accrued interest of $0.9 million of NSM Loan & $50.0 million NSM Loan)	$308.9
2023	87.0
2024	211.2
2025	561.1
2026	177.3
2027 and thereafter	60.3
Total	$1,405.8

Working Capital Position and bond maturities:

As of December 31, 2021, Navios Holdings’ current assets totaled $229.4 million, while current liabilities excluding operating lease liabilities, current portion totaled $442.7 million, resulting in a negative working capital position of $213.3 million, primarily related to the classification as current of $164.9 million of the 2022 Notes and $105.0 million of the 2022 Senior Secured Notes as described below and in Note 11 “Borrowings” to the consolidated financial statements included in this Annual Report.

As of December 31, 2021, Navios Holdings had redeemed $150.0 million at par of the 2022 Senior Secured Notes after issuing four notices of redemption, one in July 2021 for $100.0 million, two in September for $20.0 million each and one in October for $10.0 million. After these redemptions, $155.0 million in aggregate principal amount of the 2022 Senior Secured Notes remain outstanding, which mature in August 2022.

As of December 31, 2021, Navios Holdings had repurchased $21.4 million at par value of the 2022 Notes, which mature in January 2022. In January 2022, Navios Holdings fully repaid $455.6 million that remained outstanding under its 2022 Notes and expects to repay the remaining amount of the 2022 Senior Secured Notes outstanding as of December 31, 2021, through a combination of (i) additional borrowing of $150.0 million secured under the NSM I and NSM II Loans (as defined herein); (ii) a term loan facility with Credit Agricole CIB (“CACIB”) and BNP Paribas (“BNPP”) of $105.0 million; (iii) a term loan facility with Hamburg Commercial Bank AG (“HCOB”) of $101.8 million; (iv) sale and leaseback agreements of $77.0 million and (v) cash flows from operations and/or proceeds from sale of vessels and other assets. In March 2022, Navios Holdings issued a fifth notice of redemption with respect to an aggregate principal amount of $25.0 million at par of the 2022 Senior Secured Notes with redemption date being March 30, 2022. After this redemption, $130.0 million in aggregate principal amount of the 2022 Senior Secured Notes remain outstanding, which mature in August 2022. For more information on the above-mentioned financing sources, see Note 11 “Borrowings” to the consolidated financial statements included in this Annual Report.

Based on internal forecasts and projections that take into account potential changes in Company’s trading performance and the ability to sell vessels and other assets, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of the consolidated financial statements included in this Annual Report. Although internal forecasts and projections, and specifically the estimated daily time charter equivalent for the unfixed days, are driven by market data and are subject to future volatility along with other factors outside the control of the Company, with the existence of alternative liquidity sources and management’s ability to utilize them if needed, management concludes that substantial doubt about the Company’s ability to continue as a going concern has been alleviated as of the date of the issuance of the consolidated financial statements included in this Annual Report.

Capital Expenditures:

In December 2017, Navios Holdings agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party the Navios Galaxy II, a newbuilding bulk carrier vessel of 81,789 dwt. On March 30, 2020, Navios Holdings took delivery of the Navios Galaxy II. The Company has agreed to pay in total $5.4 million representing a deposit for the option to acquire the vessel, of which $2.7 million was paid during the year ended December 31, 2019. As of December 31, 2021, the total amount of $6.7 million, including expenses and interest, is presented under the caption “Other long-term assets”.

In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party the Navios Herakles I and the Navios Uranus, two newbuilding bulk carriers of 82,036 dwt and 81,516 dwt, respectively. On August 28, 2019, Navios Holdings took delivery of the Navios Herakles I. On November 28, 2019, Navios Holdings took delivery of the Navios Uranus. Navios Holdings has agreed to pay in total $11.1 million, representing a deposit for the option to acquire these vessels, of which $8.3 million was paid during the year ended December 31, 2018 and the remaining $2.8 million was paid during the year ended December 31, 2019. As of December 31, 2021, the total amount of $14.1 million, including expenses and interest, is presented under the caption “Other long-term assets”.

In April 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Felicity I, a newbuilding bulk carrier of 81,946 dwt. On January 17, 2020 Navios Holdings took delivery of the Navios Felicity I. Navios Holdings has agreed to pay in total $5.6 million, representing a deposit for the option to acquire this vessel, of which $2.3 million was paid during the year ended December 31, 2018 and the remaining $2.8 million was paid during the year ended December 31, 2019. As of December 31, 2021, the total amount of $7.2 million, including expenses and interest, is presented under the caption “Other long-term assets”.

In October 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Magellan II, a newbuilding bulk carrier of 82,037 dwt. On May 15, 2020, Navios Holdings took delivery of the Navios Magellan II. Navios Holdings has agreed to pay in total $5.8 million, representing a deposit for the option to acquire this vessel, of which $2.9 million was paid during the year ended December 31, 2018 and the remaining $2.9 million was paid during the year ended December 31, 2019. As of December 31, 2021, the total amount of $7.5 million, including expenses and interest, is presented under the caption “Other long-term assets”.

Navios Logistics

During the first quarter of 2021, Navios Logistics completed the construction of six liquid barges and transferred a total of $19.5 million to “Vessels, port terminals and other fixed assets, net” in the consolidated statement of financial position of which capitalized interest amounted to $1.1 million.

During the first quarter of 2021, Navios Logistics completed the construction of two new tanks in its liquid port terminal and transferred a total of $1.8 million to “Vessels, port terminals and other fixed assets, net” in the consolidated statement of financial position.

In the fourth quarter of 2020, Navios Logistics entered into a purchase agreement with an unrelated third party for the acquisition of the Navios Logistics 2020 Fleet, for a purchase price of $30.0 million. The acquisition was completed on March 22, 2021. As of December 31, 2021, a total amount of $32.0 million was transferred to the caption “Vessels, port terminals and other fixed assets, net”.

During the second quarter of 2021, Navios Logistics completed the installation of a crane in its grain port terminal and a total of $3.8 million was transferred to “Vessels, port terminals and other fixed assets, net” in the consolidated statement of financial position. Since 2018, Navios Logistics has acquired a total of approximately 9.0 hectares of undeveloped land located in the Port Murtinho. Navios Logistics plans to develop this land for its port operations. As of December 31, 2021, Navios Logistics had paid $2.3 million for the land acquisition and capitalized expenses for the development of its port operations and its planned investment for this project is approximately $35 million (Navios Logistics currently has no material commitments for this project).

Navios Containers

During the period from January 1, 2019 to August 30, 2019 (date of loss of control), expansion capital expenditures of $53.1 million related to the acquisition of one containership which Navios Containers took delivery of during the above-mentioned period.

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

Dividends from Navios Logistics—Acquisition of noncontrolling interest

On July 30, 2021, Navios Logistics declared and paid a pro rata dividend to the holders of its common equity in shares of Grimaud Ventures S.A. (“Grimaud”). All transactions were eliminated on consolidated level as of that date. Immediately thereafter, Grimaud agreed to redeem the equity interests held by its non-controlling shareholder in full at fair market value. Please see also Note 17 included elsewhere in this Annual Report.

Concentration of Credit Risk:

Accounts receivable

Concentration of credit risk with respect to accounts receivables is limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the year ended December 31, 2021, two customers accounted for 10.7% each, of the Company’s revenue. For the year ended December 31, 2020, two customers accounted for 16.4% and 11.2%, respectively, of the Company’s revenue. For the year ended December 31, 2019, two customers accounted for 17.1% and 14.4%, respectively, of the Company’s revenue.

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

Effects of Inflation:

Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. The Company considered various factors in assessing the impact of Argentina’s highly inflationary economy on Navios Logistics, among which, the sales, the financing arrangements, the working capital, the employee salaries and taxes. The Company does not consider inflation to be a significant risk factor to the cost of doing business in the foreseeable future as the functional currency of the Company’s Argentinian subsidiary is the U.S. dollar and the day-to-day operations of the Company’s Argentinian subsidiary are dependent on the economic environment of the Company’s U.S. dollar currency. As a result, the Company concluded that the determination that the fact that the Argentine economy is highly inflationary did not have a material impact on Navios Logistics’ financial statements and as such, did not result in the remeasurement of its financial statements.

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

E. Critical Accounting Estimates

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

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios Holdings has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of Navios Holdings’ significant accounting policies, see Note 2 “Summary of Significant Accounting Policies” to the consolidated financial statements, included herein.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates the estimates and judgments. Estimates and judgements management evaluates relate to, among other things, uncompleted voyages, future drydock dates, the assessment of other-than-temporary impairment related to the carrying value of investments in affiliate companies, the selection of useful lives for tangible and intangible assets, expected future cash flows from long-lived assets and operating lease assets to support impairment tests, impairment test for goodwill, allowance for credit losses necessary for accounts receivables and demurrages, provisions for legal disputes, pension benefits, contingencies and guarantees. Management bases its estimates and judgments on historical experience and on various other factors that they believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The spread of the COVID-19 pandemic, which the World Health Organization declared a pandemic in 2020, has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on our business, financial performance and the results of our operations, including due to decreased demand for global seaborne dry bulk trade and charter rates, the extent of which will depend largely on future developments. As a result, many of our estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change in future periods. Actual results could differ from those estimates under different assumptions and/or conditions.

Stock-Based Compensation: In December 2021, December 2020, February and December 2019, the Company authorized the grant of restricted common stock. In December 2017, the Company authorized the grant of restricted common stock and restricted stock units. These awards of restricted share units, share appreciation rights, restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three and four years. See also Note 13 “Employee Benefit Plans” to the consolidated financial statements included in this Annual Report.

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

Impairment of Long Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is determined as the difference between the carrying value and the fair value.

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

Where the undiscounted projected net operating cash flows for each asset group do not exceed the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest, management proceeds to perform step two of the impairment assessment. In step two of the impairment assessment, the Company determines the fair value of its vessels through a combination of a discounted cash flow analysis utilizing market participant assumptions from available market data and third-party valuations performed on an individual vessel basis.

As of December 31, 2021, the Company considered various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, and concluded for the Dry Bulk Vessel Operations that no events and circumstances occurred, which could trigger the existence of potential impairment of the Company’s vessels. As a result, no step one of impairment assessment was performed, as of December 31, 2021.

During the fourth quarter of fiscal year 2020, management concluded that events occurred, and circumstances had changed, which indicated that potential impairment of the Company’s long-lived assets could exist. These indicators included continued volatility in the spot market, and the related impact of the current dry bulk sector on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets (step one) was performed.

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

As of December 31, 2020, our assessment concluded that step two of the impairment analysis was required for two of our dry bulk vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value for such vessels. As a result, the Company recorded an impairment loss of $52.8 million for the two dry-bulk vessels, representing the difference between the fair value and the vessels’ carrying value together with the carrying value of deferred drydock and special survey costs, ballast water treatment system costs and other capitalized items, if any, related to these vessels. The impairment is presented under the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive income/(loss).

As of December 31, 2019, the Company recorded an impairment loss of $84.6 million for two dry bulk vessels, representing the difference between the fair value and the vessels’ carrying value together with the carrying value of deferred drydock and special survey costs and ballast water treatment system costs, if any, related to these vessels. The impairment is presented under the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive income/(loss).

Navios Logistics

As of December 31, 2021, management concluded that for the Logistics Business that operates tanker vessels in its cabotage business, certain events and circumstances had changed as of December 31, 2021, indicating a potential impairment of two of the Logistics Business’s tanker vessels. These events and circumstances included the extended period in which its tanker vessels operating in the cabotage business have been without a long-term time charter contract. The extended delay is the result of the status of the current tanker market and the vessels’ capacity. Vessels’ capacity appears to be limited to trading in the markets of Argentina and Uruguay.

Navios Logistics recorded an impairment loss of $21,966 for two of its tanker vessels operating in its cabotage business, representing the difference between the carrying value of the vessels including the carrying value of deferred drydock and special survey costs related to these vessels, and their respective fair values. Navios Logistics determined the fair value of its assets on the basis of evaluations provided by third-party independent shipbrokers and compared them to the carrying value of the vessels including the unamortized portion of deferred drydock and special survey costs. The impairment loss recognized reflected the excess of carrying value over fair value for the vessel asset group. The impairment loss is included under the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive income/(loss). See Note 7 “Vessels, Port Terminals and Other Fixed Assets, Net” in the consolidated financial statements included in this Annual Report.

No impairment loss was recorded as of December 31, 2020 and 2019, respectively.

Dry Bulk Vessels, Port Terminals, Tanker Vessels, Barges, Pushboats and Other Fixed Assets, net:

Dry bulk vessels, port terminals, tanker vessels, barges, pushboats and other fixed assets acquired as parts of business combinations are recorded at fair value on the date of acquisition, and if acquired as an asset acquisition, are recorded at cost (including transaction costs). Vessels constructed by the company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for ballast water treatment system, major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of comprehensive income/(loss).

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

Management estimates the residual values of the Company’s dry bulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight tons (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or for other reasons. Revisions of residual values affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods. Management estimates the residual values of the Company’s vessels based on a scrap rate of $340 per LWT after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels.

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

Deferred Drydock and Special Survey Costs:

The Company’s vessels, barges and pushboats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively, for ocean-going vessels, and up to every 72 to 96 months for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained (in rare cases) and under certain other conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels, barges and pushboats sold are written-off to income in the year the vessel, barge or pushboat is sold.

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

As of December 31, 2021, the Company performed its impairments test for its reporting units within: the Dry Bulk Vessel Operations and the Logistics Business. The Company additionally considered that its market capitalization continued to remain at a level well below the carrying amount.

As of December 31, 2021, the Company performed the impairment test for the Dry Bulk Vessel Operations reporting unit, which is allocated goodwill of $56.2 million. The impairment test revealed that the fair value of the Dry Bulk Vessel Operations reporting unit exceeded its carrying amount.

The fair value of the Dry Bulk Vessel Operations reporting unit was estimated using a combination of income and market approaches. For the income approach, the expected present value of future cash flows used judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions and direct vessel expense growth assumptions. The future cash flows were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and the 10-year average of historical one-year time charter rates). The Company believes this approach to be objective for forecasting charter rates over an extended time period for long-lived assets and consistent with the cyclicality of the industry. In addition, a weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. The market approach estimated the fair value of the Company’s business based on comparable publicly-traded companies in its industry. In assessing the fair value, the Company utilized the results of the valuations and considered the range of fair values determined under all methods which indicated that the fair value exceeded the carrying amount.

As of December 31, 2021, the Company performed the impairment test for the Logistics Business, which is allocated goodwill of $104.1 million. The impairment test used the income method and revealed that the fair value substantially exceeded the carrying amount of its net assets. The significant factors and assumptions used by management in the discounted cash flow analysis for the Logistics Business included a combination of revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity.

No impairment loss was recorded for any of the periods presented for both the Dry Bulk Vessel Operations and the Logistics Business.

(ii) Intangibles Other Than Goodwill: Navios Holdings’ intangible assets and liabilities consist of trade name, customer relationships, port terminal operating rights, favorable lease terms and unfavorable lease terms. The fair value of the trade name was determined based on the “relief from royalty” method, which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction to use that trade name. The trade name is amortized under the straight-line method over 32 years. Navios Logistics’ trade name is amortized under the straight-line method over 10 years, and was fully amortized as of December 31, 2019.

The fair value of customer relationships of Navios Logistics was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. Customer relationships are amortized using the straight-line method.

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

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statements of comprehensive income/(loss) under the caption “Depreciation and amortization” in the consolidated financial statements.

The amortizable value of favorable leases would be considered impaired if the carrying value of such leases could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel.

Vessel purchase options that are included in favorable leases are not amortized and when the purchase option is exercised, the asset is capitalized as part of the cost of the vessel and depreciated over the remaining useful life of the vessel and if not exercised, the intangible asset is written off. Vessel purchase options that are included in unfavorable lease terms are not amortized and when the purchase option is exercised by the charterer and the underlying vessel is sold, it will be recorded as part of gain/loss on sale of the assets. If the option is not exercised at the expiration date, it is written-off in the consolidated statements of comprehensive income/(loss).

No favorable and unfavorable lease terms have been identified for the years ended December 31, 2021 and 2020.

As of December 31, 2021, the Company concluded that no events and circumstances occurred that could trigger the existence of potential impairment of the Navios Holdings trade name, and the Company’s other intangible assets such as port terminal operating rights and customer relationships. As a result, step one of impairment assessment was not required as of December 31, 2021.

During the fourth quarter of fiscal year 2020, management concluded that certain events occurred and circumstances had changed indicating a potential impairment of the Navios Holdings trade name.

These changes in events and circumstances included continued volatility in the spot market, and the impact of the current dry bulk sector on management’s expectation for future revenues. As a result, an impairment assessment for trade name (step one) was performed.

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

No impairment loss was recorded for the Company’s intangible assets as of December 31, 2021, 2020 and 2019.

The weighted average amortization periods for intangibles are:

Intangible assets	Years
Trade name	32
Port terminal operating rights	47
Customer relationships	20

 See also Note 3 “Sale of Management & Consolidation/Deconsolidation of Navios Containers” and Note 8 “Intangible Assets other than Goodwill” to the consolidated financial statements included in this Annual Report.

Leases: Leases where the Company acts as the lessor are classified as either operating or sales-type / direct financing leases. In cases of lease agreements where the Company acts as the lessor under an operating lease, the Company keeps the underlying asset on the consolidated balance sheets and continues to depreciate the assets over its useful life. In cases of lease agreements where the Company acts as the lessor under a sales-type / direct financing lease, the Company derecognizes the underlying asset and records a gross investment in the lease.

The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

For charters classified as operating leases where Navios Holdings is deemed the lessor, refer to Note 2(r) “Summary of Significant Accounting Policies -Revenue and Expense Recognition” to the consolidated financial statements included in this Annual Report. The Company acts as a lessor under operating leases in connection with all of its charter out arrangements.

In cases of lease agreements where the Company acts as lessee, the Company recognizes an operating lease asset and a corresponding lease liability on the consolidated balance sheet. For charters classified as operating leases where Navios Holdings is or is deemed the lessee, the expense is recognized on a straight-line basis over the rental periods of such charter agreements. The expense is included under the caption “Time charter, voyage and logistics business expenses”. During the transition to ASC 842, the operating leases assets were adjusted for the carrying amount of the straight-line liabilities on that date.

In cases of sale and leaseback agreements, if the transfer of the asset to the lessor does not qualify as a sale, then the agreement constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset.

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

If management determines that step two of the impairment analysis is required for any of our asset groups, a discounted cash flow analysis using the Company’s WACC is performed. The WACC is based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company.

Where the undiscounted projected net operating cash flows for each asset group do not exceed the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest, management proceeds to perform step two of the impairment assessment.

As of December 31, 2021, the Company concluded that no events or circumstances ocurred that would trigger the existence of potential impairment of its operating lease assets. As a result, no step-one impairment assessment was performed, as of December 31, 2021.

During the fourth quarter of fiscal year 2020, management concluded that events occurred, and certain circumstances had changed, such that potential impairment of the Company’s operating lease assets could exist. These events and circumstances included continued volatility in the spot market, the impact of such volatility on the current dry bulk sector, and the resulting effect on management’s expectation for future revenues. As a result, an impairment assessment of operating lease assets (step one) was performed. The Company determined undiscounted projected net operating cash flows for each charter-in and bareboat-in vessel and compared those cash flows to each operating lease asset’s carrying value together with the carrying value of deposits for the option to acquire a vessel including expenses and interest.

Factors and assumptions used in the undiscounted projected net operating cash flow analysis included a determination of the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed-fleet days (the Company’s remaining charter agreement rates), an estimated daily time charter equivalent for the unfixed days (based on three-year average historical time charter rates) over the remaining lease term, net of brokerage and address commissions excluding days of scheduled off-hires (for the bareboat-in vessels), and management fees for vessel operating expenses in accordance with the terms of the Management Agreement. The determination process assumed an annual increase of 3.0% every second year for the bareboat-in vessels.

As of December 31, 2020, our assessment concluded that step two of the impairment analysis was required for two asset groups, which involved a discounted cash flow analysis using the Company’s WACC. As a result, the Company recorded an impairment loss of $1.4 million, representing the difference between the fair value of the operating lease asset and its carrying value. The impairment loss is presented under the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive income/(loss).

As of December 31, 2019, our assessment concluded that step two of the impairment analysis was required for certain charter-in vessels, which involves a discounted cash flow analysis using the Company’s WACC. As a result, the Company recorded an impairment loss of $38.6 million, being the difference between the fair value of the operating lease asset and its carrying value. The impairment loss is presented under the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive income/(loss).

Investment in Equity Securities:

Navios Holdings evaluates its investment in Navios Partners, and evaluated its investment in Navios Containers and Navios Acquisition (through their NMCI Merger and NNA Merger in March 2021 and September 2021, respectively), and Navios Europe I and Navios Europe II (through their liquidation in December 2019 and June 2020, respectively) for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Partners, and (iii) the intent and ability of the Company to retain its investment in Navios Partners for a period of time sufficient to allow for any anticipated recovery in fair value.

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

As of December 31, 2021, the Company did not recognize any “other-than-temporary” loss in its investment in Navios Partners since we concluded that the decline in fair value of its investment in Navios Partners below its carrying value is temporary.

As of December 31, 2020, the Company did not recognize any “other-than-temporary” loss in its investments in both Navios Partners and Navios Containers. As of December 31, 2020, the Company recognized an OTTI loss of $13.4 million relating to its investment in Navios Acquisition and the amount was included under the caption “Equity in net earnings/(losses) of affiliate companies”. During the first quarter of 2020, the Company considered the decline in fair value of its investment in Navios Europe II as OTTI and therefore recognized a loss of $6.7 million in the accompanying consolidated statement of comprehensive income/(loss) included under the caption “Equity in net earnings/(losses) of affiliate companies”.

As of December 31, 2019, the Company did not recognize any “other-than-temporary” loss in its investment in both Navios Partners and Navios Containers. During the year ended December 31, 2019, the Company recognized an OTTI loss of $13.5 million relating to its investment in Navios Acquisition and the amount was included under the caption “Equity in net earnings/(losses) of affiliate companies”.

Recent Accounting Pronouncements

For a description of Navios Holdings’ recent accounting pronouncements, see Note 2 “Summary of Significant Accounting Policies” to the consolidated financial statements, included herein.

G. Safe Harbor

Applicable to the extent the disclosures in Item 5.E and 5.F above are eligible for the statutory safe harbor protections provided to forward-looking statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The current board of directors, executive officers and significant employees are as follows:

Name	Age	Position
Angeliki Frangou	57	Chairwoman of the Board and Chief Executive Officer
Georgios Akhniotis	57	Chief Financial Officer
Ted C. Petrone*	67	Vice Chairman of Navios Corporation
Vasiliki Papaefthymiou	53	Executive Vice President—Legal and Director
Anna Kalathakis	52	Chief Legal Risk Officer
Shunji Sasada*	64	President of Navios Corporation and Director
Efstratios Desypris	49	Chief Financial Controller
Ioannis Karyotis	46	Senior Vice President—Strategic Planning
Erifili Tsironi	48	Senior Vice President – Credit Management
Spyridon Magoulas	68	Director
John Stratakis	57	Director
Efstathios Loizos	60	Director
George Malanga	64	Director
Michael Pearson	45	Director
*	Significant employee

Angeliki Frangou has been our Chairwoman of the Board of Directors and Chief Executive Officer since August 2005. In addition, Ms. Frangou has been the Chairwoman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since its inception in August 2007. Ms. Frangou has also been the Chairwoman and a Member of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Ms. Frangou is also a Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. Since 2015, Ms. Frangou has been a Member of the Board of Trustees of Fairleigh Dickinson University. Ms. Frangou also acts as Vice Chairwoman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a Bachelor’s Degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a Master’s Degree in Mechanical Engineering from Columbia University.

Georgios Akhniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President-Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers (“PwC”) in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all SOX implementation and consultation projects were performed. Mr. Achniotis is currently a Director and Executive Vice President-Business Development of Navios Partners; a New York Stock Exchange traded limited partnership, which is an affiliate company of Navios Holdings. He has more than 20 years’ experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991, and holds a Bachelor’s degree in Civil Engineering from the University of Manchester.

Ted C. Petrone became Vice Chairman of Navios Corporation in January 2015 having previously served as a director of Navios Holdings from May 2007 to January 2015 and President of Navios Corporation from September 2006 to January 2015. Mr. Petrone has served in the maritime industry for 45 years, 41 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. Mr. Petrone was previously responsible for all aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone is currently also a director of Navios Acquisition, a New York Stock Exchange listed company, and an affiliate company of Navios Holdings; and has served in such capacity since June 2008. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a Bachelor of Science degree in maritime transportation. He has served aboard U.S. Navy (Military Sealift Command) tankers.

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

Efstratios Desypris has been our Chief Financial Controller since February 2011. Mr. Desypris has previously served as Financial Controller since May 2006. Mr. Desypris is also the Chief Financial Officer of Navios Maritime Partners since November 2021 and the Chief Financial Officer of N Shipmanagement Acquisition since September 2019. In addition, Mr. Desypris served as Chief Financial Officer of Navios Maritime Partner L.P. from 2010 to November 2021. He also serves as Senior Vice President — Strategic Planning and Director of Navios Logistics. Before joining Navios Group, Mr. Desypris worked for 9 years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science Degree in Economics from the University of Piraeus.

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

Erifyli Tsironi has been our Senior Vice President – Credit Management since October 2014. Furthermore Mrs. Tsironi is the Chief Financial Officer of Navios Maritime Partners L.P. since November 2021. Prior to that, Ms. Tsironi served as Chief Financial Officer of Navios Maritime Containers L.P. since 2019 until completion of the merger with Navios Maritime Partners L.P. and as Chief Financial Officer of Navios Maritime Midstream Partners L.P since its inception in 2014 until completion of the merger with Navios Maritime Acquisition Corporation in 2018. Ms. Tsironi has 25 years experience in shipping. Before joining us, she was Global Dry Bulk Sector Coordinator and Senior Vice President at DVB Bank SE focusing on ship finance. Ms. Tsironi joined the Bank in 2000 serving as Assistant Local Manager and Senior Relationship Manager. Previously, she served as account manager/shipping department in ANZ Investment Bank/ANZ Grindlays Bank Ltd from May 1997 until December 1999. Ms. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Bayes (ex Cass) Business School of City University in London.

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

B. Compensation of Directors

The aggregate annual compensation (bonus) paid to our current executive officers was approximately $3.4 million for the year ended December 31, 2021. Through August 2019, Navios Holdings provided administrative services to Navios Partners, Navios Acquisition, Navios Logistics, Navios Containers, Navios Europe I and Navios Europe II. Navios Holdings was reimbursed for reasonable costs and expenses, incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, these services are currently provided by the Manager.

On December 13, 2017, December 10, 2018, February 1, 2019, December 18, 2019, December 21, 2020 and December 15, 2021 the Company authorized the granting of restricted share units and share appreciation rights and the issuance of shares of restricted common stock, restricted stock units and stock options under Navios Holdings 2015 Equity Incentive Plan, as amended in December 2018 (the “2015 Equity Incentive Plan”) for its employees, officers and directors. These awards of restricted share units, share appreciation rights, restricted common stock units, restricted common stock and stock options to its employees, officers and directors, vest over three and four years.

Details of options granted (post Reverse Stock Split)

As of the filing of this Annual Report on Form 20-F, 770,558 stock options to purchase the Company’s common stock and 250,000 share appreciation rights have been granted of which 350,000 have vested, 611,852 have expired, 0 remain unvested and 58,706 have been exercised in total, of which 41,141 were granted at an exercise price of $31.80 per share, 3,058 at an exercise price of $58.70 per share, 6,315 at an exercise price of $51.50 per share, 5,953 at an exercise price of $38.10 per share, and 2,239 at an exercise price of $34.40 per share.

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

Details of restricted stock and restricted stock units issued (post Reverse Stock Split)

As of the filing of this Annual Report on Form 20-F, 1,712,203 restricted share units, shares of restricted stock and restricted stock units have been granted and 254,000 share appreciation rights have been granted, of which 1,740,478 have vested and in the aggregate 14,314 were forfeited during the years from 2007 until 2021. See Note 13 “Employee Benefit Plans” to the consolidated financial statements, included herein.

Non-employee directors receive annual fees in the amount of $80,000 each plus reimbursement of their out-of-pocket expenses. In addition, as of January 1, 2020, the non-executive serving as chairman of the Audit Committee receives an annual fee of $25,000, the two members of the Audit Committee (other than the Chairman) receive an annual fee of $20,000 each, the chairman of the Nominating and Governance Committee receives an annual fee of $20,000, and the chairman of the Compensation Committee receives an annual fee of $20,000, plus reimbursement of their out-of-pocket expenses. As of January 1, 2022, each Member of the Nominating and Goverance Committee (other than thr Chairman) receive an annual fee of $10,000.

C. Board Practices

Board classes

The board of directors of Navios Holdings is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Efstathios Loizos, George Malanga and John Stratakis will expire in 2024. The term of office of the second class of directors, consisting of Shunji Sasada, Spyridon Magoulas and Michael Pearson will expire in 2022. The term of office of the third class of directors, consisting of Angeliki Frangou and Vasiliki Papaefthymiou, will expire in 2023. No directors are entitled to any benefits upon termination of their term.

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

D. Employees

See “Crewing and Shore Employees” under Item 4. B. Business overview.

E. Share Ownership (post Reverse Stock Split)

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of March 31, 2022 based on 22,824,591 shares of common stock outstanding as of such date (excluding 2,414,263 shares of common stock held as of March 31, 2022 by Navios Corporation, a wholly-owned subsidiary of the Issuer, that are considered treasury shares) by each of Navios Holdings’ executive officers and directors.

Unless otherwise indicated based upon Schedules 13D filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(1)(2)	13,188,483	40.8%
George Akhniotis	*	*
Ted C. Petrone	*	*
Vasiliki Papaefthymiou	*	*
Anna Kalathakis	*	*
Shunji Sasada	*	*
Leonidas Korres	*	*
Efstratios Desypris	*	*
Ioannis Karyotis	*	*
Erifili Tsironi	*	*
Spyridon Magoulas	*	*
John Stratakis	*	*
Efstathios Loizos	*	*
George Malanga	*	*
*	Less than 1%
(1)	Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20.0 million of Navios Holdings’ common stock. As of April 4, 2022, she had purchased approximately $10.0 million in value of our common stock.
(2)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 350,000 options, each for one share, vested but not yet exercised and 9,133,147 shares of common stock issuable as of April 4, 2022 upon conversion of the Convertible Debenture (as defined herein).

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders (post Reverse Stock Split)

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of April 4, 2022 based on shares of common stock outstanding as of such date by each person known by Navios Holdings to be the beneficial owner of more than 5% of its outstanding shares of common stock based upon the amounts and percentages as are contained in the public filings of such persons. All such stockholders have the same voting rights with respect to their shares of common stock.

Unless otherwise indicated, based upon Schedules 13D and 13G filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(1)(2)	13,188,483	40.8%
(1)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 350,000 options, each for one share, vested but not yet exercised and 9,133,147 shares of common stock issuable as of April 4, 2022 upon conversion of the Convertible Debenture (as defined herein).
(2)	As disclosed in a 13D Amendment dated August 30, 2019, Ms. Frangou has disclosed that she and her affiliate companies have pledged 14,511,171 (before the Reverse Stock Split) of the shares of common stock disclosed in the table above.

As of March 31, 2021, we had 8 stockholders of record, approximately 15 of which were located in the United States and held an aggregate of approximately 21,886,767 shares of our common stock, representing 87% of our outstanding common stock. However, one of the U.S. stockholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 19,873,104 shares of our common stock as of that date. Accordingly, we believe that the shares held by CEDE & CO. include common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B. Related Party Transactions

Sale of Management: In August 2019, Navios Holdings sold its ship management division, the general partnership interests in Navios Partners (except for the incentive distribution rights) and Navios Containers GP LLC to NSM, which is affiliated with Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou. The Company received aggregate consideration of $20.0 million (including assumption of liabilities) and five-year service agreements under which the Manager provides technical and commercial management services at a fixed rate of $3,700 per day per vessel until August 2021 and $3,811 per day per owned/bareboat-in vessel until August 2022.Thereafter, the rate will increase by 3% annually, unless otherwise agreed. Administrative services under the agreements will be reimbursed at allocable cost. As a result of the sale of the management division the Company is a holding company owning dry bulk vessels and various investments in entities owning maritime and infrastructure assets. NSM owns all entities providing ship management services and employs all associated people. NSM owns the general partner interests in Navios Partners. The Company simultaneously entered into a secured credit facility with NSM whereby the Company agreed to repay NSM a loan of $141.8 million (including post-closing adjustments). See also “NSM Loan” below.

Office Rent: The Company had entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria, Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria and Infraco Limited, all of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairwoman and Chief Executive Officer. The lease agreements provided for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, Navios Holdings has no office lease obligations.

Purchase of Services: The Company utilized its former affiliate company, Acropolis, as a broker until the sale of its investment on December 6, 2018. Commissions charged from Acropolis for the year ended December 31, 2019 was $0. Included in the trade accounts payable at both December 31, 2021 and 2020 was an amount due to Acropolis of $0.1 million.

Vessel Operating Expenses (management fees): Prior to the sale of the management division effected on August 30, 2019, Navios Holdings provided commercial and technical management services to the owned vessels of Navios Partners, Navios Acquisition and Navios Containers for certain contracted daily fixed fees under the existing management agreements. Drydocking and special survey expenses were reimbursed at cost. In addition, Navios Holdings provided commercial and technical management services to Navios Europe I’s and Navios Europe II’s owned vessels, which were reimbursed at cost pursuant to the management agreements in place. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, these services are provided by the Manager. For the period from January 1, 2019 to August 30, 2019, certain extraordinary fees and costs related to regulatory requirements under the management agreements in place amounted to $15.8 million and are presented under the caption “Other income”. Total management fees for vessel operating expenses for the period from January 1, 2019 to August 30, 2019, amounted to $149.2 million, and are presented net under the caption “Direct vessel expenses”.

Following the sale of the management division effected on August 30, 2019, outlined in Note 3, and pursuant to the Management Agreement, the Manager provides commercial and technical management services to Navios Holdings’ vessels. The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination is received by either party. The ship management services fees provided by the Manager is a daily fee of $3,700 per day per owned vessel. This rate was fixed until August 2021, increasing thereafter by 3% annually, unless otherwise agreed. As of August 31, 2021, this daily fee is at $3,800 per day per owned vessel. The fee for the ship management services provided by the Manager is a daily fee of $25 per day per charter-in vessel. Drydocking expenses under this agreement are reimbursed by Navios Holdings at cost. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Management Agreement is terminated on or before August 29, 2024. Total management fees for vessel operating expenses for the years ended December 31, 2021 and 2020 and for the period from August 30, 2019 to December 31, 2019 amounted to $37.8 million, $45.5 million and $14.4 million, respectively, and are presented under the caption “Direct vessel expenses”.

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

General and Administrative Expenses incurred on behalf of affiliate companies/Administrative fee revenue from affiliate companies: Navios Holdings provided administrative services to Navios Partners, Navios Acquisition, Navios Containers, Navios Europe I and Navios Europe II. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, these services are provided by the Manager. Total general and administrative fees incurred on behalf of affiliate companies for the period from January 1, 2019 to August 30, 2019 amounted to $17.0 million.

Navios Holdings provided administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021, pursuant to its existing terms. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, these services are provided by the Manager. Total general and administrative fees for the period from January 1, 2019 to August 30, 2019 amounted to $0.8 million. The general and administrative fees for that period have been eliminated upon consolidation. Total general and administrative fees charged for the years ended December 31, 2021 and 2020 and for the period from August 30, 2019 to December 31, 2019 amounted to $1.1 million, $1.1 million and $0.4 million, respectively.

Following the sale of the management division effected on August 30, 2019, outlined in Note 3 and pursuant to the Administrative Services Agreement,the Manager provides administrative services to Navios Holdings.The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Administrative Services Agreement is terminated on or before August 29, 2024. Total general and administrative expenses attributable to this agreement for the years ended December 31, 2021 and 2020 and for the period from August 30, 2019 to December 31, 2019, amounted to $8.6 million, $9.4 million and $3.0 million, respectively.

Balance due to/from affiliate companies (excluding Navios Europe I and Navios Europe II): Balance due to NSM as of December 31, 2021 amounted to $21.0 million (December 31, 2020: $22.1 million). Balance due to Navios Partners as of December 31, 2021 amounted to $0 (December 31, 2020: $5.0 million related to the Navios Partners Guarantee). Balance due from Navios Acquisition as of December 31, 2021 amounted to $0 (December 31, 2020: $0.2 million and related to declared dividend).

As of December 31, 2021, the balance mainly consisted of management fees for vessel operating expenses, payments to the Manager in accordance with the Management Agreement and other amounts in connection with dry-dock, ballast water treatment system and special survey of our vessels.

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

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition, and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliate companies generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions. The right of first refusal would allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliate companies to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of December 31, 2021, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognized the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and deferred recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain was amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain was accelerated in the event that (i) the vessel was subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners was reduced. In connection with the public offerings of common units by Navios Partners and the sale of Navios Partners general partnership interest effected on August 30, 2019, referred in Note 3 included elsewhere in this Annual Report, a pro rata portion of the deferred gain was released to income upon dilution of the Company’s ownership interest in Navios Partners. As of January 1, 2020 the unamortized deferred gain of $6.3 million was recorded as other adjustments within accumulated deficit. For the years ended December 31, 2021, 2020, and 2019, Navios Holdings recognized $0 million, $0 million and $1.8 million of the deferred gain, respectively, in “Equity in net losses of affiliate companies”.

In March 2021, Navios Holdings completed the sale to Navios Partners of the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, and the Navios Avior, a 2012-built Panamax vessel of 81,355 dwt, for a sale price of $39.3 million, including working capital adjustments. In June 2021, Navios Holdings completed the sale to Navios Partners of the Navios Ray, a 2012 built Capesize vessel of 179,515 dwt, and the Navios Bonavis, a 2009 built Capesize vessel of 180,022 dwt, for a sale price of $58.0 million and the sale of the Navios Koyo, a 2011-built Capesize vessel, previously chartered-in by Navios Holdings, for a sale price of $28.5 million. In July 2021, Navios Holdings completed the sale to Navios Partners of the Navios Azimuth, a 2011 built Capesize vessel of 179,169 dwt, for a sale price of $30.0 million.

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

Balance due from Navios Europe I: Following the liquidation, the balance due from Navios Europe I as of December 31, 2021 and 2020 was $0 million. As a result of this liquidation, Navios Holdings received the outstanding receivable of $13.4 million, in December 2019.

The Navios Revolving Loans I and the Navios Term Loans I earned interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis. There were no covenant requirements or stated maturity dates. As of December 31, 2019 the loan was fully received and there was no outstanding balance.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners had made available to Navios Europe II revolving loans of up to $43.5 million to fund the Navios Revolving Loans II. In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million (see Note 9 “Investments in Affiliate Companies and Investments in Available–for–Sale Securities” to the consolidated financial statements included elsewhere in this Annual Report).

On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the Junior Loan II for $5.0 million. Navios Europe II owned seven containership vessels and seven drybulk vessels.

On May 14, 2020, an agreement was reached to liquidate Navios Europe II before its original expiration date. The transaction was completed on June 29, 2020.

As a result of this liquidation, Navios Holdings received the total outstanding balance due from Navios Europe II, representing the Navios Revolving Loans II, the Navios Term Loans II and accrued interest thereof directly owed to Navios Holdings, previously presented under the captions “Due from affiliate companies” and “Loans receivable from affiliate companies” and acquired two Panamax vessels of Navios Europe II (see Note 5 “Accounts Receivable, net” to the consolidated financial statements included elsewhere in this Annual Report).

Following the Liquidation of Navios Europe II, the balance due from Navios Europe II as of December 31, 2020 was $0 million. As of December 31, 2019, Navios Holdings’ balance due from Navios Europe II, amounted to $20.7 million, which included the net current receivable amount mainly consisting of $13.2 million, of accrued interest income earned under the Navios Revolving Loans II (as defined in Note 9 included elsewhere in this Annual Report) and the net non-current amount receivable of $7.6 million related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 9 included elsewhere in this Annual Report). The outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $16.9 million as of December 31, 2019, under the caption “Loan receivable from affiliate companies”.

The Navios Revolving Loans II and the Navios Term Loans II earned interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and were repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There were no covenant requirements or stated maturity dates.

The decline in the fair value of the investment during the first quarter of 2020 was considered as other-than-temporary and, therefore, a loss of $6.1 million was recognized and included in the accompanying consolidated statements of comprehensive income/(loss) for the year ended December 31, 2020, under the caption “Impairment of loan receivable from affiliate company”. The fair value was determined based on the liquidation value of Navios Europe II, including the individual fair values assigned to the assets and liabilities of Navios Europe II.

Secured credit facility with Navios Logistics (Grimaud Loan): On April 25, 2019, Navios Holdings entered into a secured credit facility of up to $50.0 million with Navios Logistics on a secured basis to be used for general corporate purposes, including the repurchase of 2022 Notes. This credit facility was secured by any 2022 Notes purchased by Navios Holdings with these funds. The secured credit facility included an arrangement fee of $0.5 million and initially bore a fixed interest rate of 12.75% for the first year and 14.75% for the second year. On December 2, 2019, Navios Holdings and Navios Logistics agreed to increase the secured credit facility by $20.0 million. Following this amendment, as a result of the redemption of the 2022 Logistics Senior Notes, repayment of the Term Loan B Facility and the issuance of 2025 Logistics Senior Notes, (a) the interest rate on the secured credit facility decreased to 10.0%, and (b) the maturity of the secured credit facility was extended to December 2024.

On June 24, 2020, Navios Logistics assigned its legal and beneficial right, title and interest in the credit facility to its wholly owned subsidiary Grimaud.

On June 25, 2020, Navios Holdings and Grimaud amended the Grimaud Loan to allow a portion of the total interest payable to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Navios Logistics and paid Navios Logistics $2.3 million in satisfaction of the interest payable in respect of this facility.

Effective as of May 2021, and upon the release of certain collateral, the facility bore interest of 13.0% per annum.

On June 30, 2021, the Company entered into a supplemental agreement to the Grimaud Loan (the “Supplemental Grimaud Loan Agreement”) with Grimaud, whereby the Company and Grimaud agreed to amend the Grimaud Loan. Pursuant to the amendment, the Grimaud Loan could be repaid or prepaid in full by the issuance of shares of common stock of Navios Holdings. The effectiveness of the Supplemental Grimaud Loan Agreement was subject to, and contingent upon, prepayment of the Grimaud Loan in the amount of $7.5 million in cash and the effectiveness of a registration statement registering the resale of Navios Holdings shares, among other conditions.

On July 13, 2021, the Grimaud Loan plus accrued interest was repaid by the Company in full through the issuance of 9,301,542 shares (the “Shares”) of the Company’s common stock and $7.5 million in cash plus accrued and unpaid interest. Please see also Note 17 “Preferred and Common Stock” to the consolidated financial statements included elsewhere in this Annual Report.

As of December 31, 2021, the total amount of this facility was repaid in full, as described above.

NSM Loan: On August 29, 2019, Navios Holdings entered into a secured credit facility of $141.8 million (including post-closing adjustments) with a wholly owned subsidiary of NSM. In general, the amount owed reflects the excess of (i) the liabilities of the ship management business (including liabilities for advances previously made by affiliate companies to the Company for ongoing operating costs, including technical management services, supplies, dry-docking and related expenses) other than liabilities the assumption of which forms part of the consideration for the sale of the management division over (ii) the short term assets of the ship management business. The Company’s obligations under the NSM Loan are guaranteed by substantially the same subsidiaries that guarantee the 2022 Notes and secured by assets of the Company that do not secure the Ship Mortgage Notes or the 2022 Senior Secured Notes. The credit facility was repayable over a five-year period; of the initial amount, $47.0 million was repayable in 2020 in equal quarterly installments, with the remaining principal repayment in equal quarterly installments over the following 48 months. In certain cases, principal payments can be deferred provided that no more than $20.0 million of deferral may be outstanding during the first or second year and $10.0 million outstanding in the third year. The loan agreement provides for interest at 5.0% annually, and 7.0% annually for deferred principal amounts.

In December 31, 2021 the Company entered into an amended and restated secured loan agreement with NSM in order to refinance the outstanding balance of this facility through the NSM Loan I (as defined herein). As of December 31, 2021, the outstanding balance was $48.6 million (December 31, 2020: $78.4 million) and the accrued interest was $0.6 million (December 31, 2020: $0.5 million). The accrued interest of $0.3 million (December 31, 2020: $10.3 million related to current portion of NSM Loan including accrued interest) is included under the caption “Current portion of loans payable to affiliate companies”. Please also refer below to the audited consolidated financial statements included in this Annual Report for discussion on refinancing completed during January 2022.

The Company’s obligations under the NSM Loan were guaranteed by 2,072,121 common units in Navios Partners, first priority share pledges on two companies, that have entered into sale and leaseback agreements and five companies that hold the rights to certain bareboat contracts.

$50.0 million NSM Loan: In June 2020, the Company entered into a secured loan agreement with a wholly owned subsidiary of NSM for a loan of up to $50.0 million to be used for general corporate purposes. The terms and conditions of the secured loan agreement were approved by a Special Committee of the Board of Directors comprised of independent directors. The loan agreement was repayable in up to 18 equal consecutive quarterly installments. Principal payments that fall due during the first year following the initial drawdown may be deferred, at the Company’s election, in whole or in part. The loan agreement provides for interest at a rate of 5.0% annually (and 7.0% annually for deferred principal amounts).

The Company’s obligations under the $50.0 million NSM Loan were guaranteed by first priority security interests in a vessel, as well as pledge of certain First Priority Ship Mortgage Notes due 2022 owned by Navios Holdings and 40,587 common units in Navios Partners.

On July 12, 2021, the Company refinanced the total outstanding balance of $39.7 million under this facility through the $115.0 million NSM Loan described below.

$115.0 million NSM Loan: In June 2021, the Company entered into a senior secured term loan facility with a wholly owned subsidiary of NSM, for a loan up to $115.0 million (i) to refinance $39.7 million being the outstanding balance under the $50.0 million NSM Loan described above (“Tranche A”), (ii) to redeem amount of $70.0 million of 2022 Senior Secured Notes and (iii) to be used for general corporate purposes (“Tranche B”). The terms and conditions of the secured loan agreement were approved by a Special Committee of the Board of Directors comprised of independent directors. Tranche A is repayable in 14 quarterly installments of $2.8 million and matures on November 30, 2024. Tranche B is repayable in seven quarterly installments with the first two being of an amount of $22.6 million each and the remaining of an amount of $6.0 million each and matures on February 28, 2023.

Both tranches bear interest at a rate of 10.5% per annum, payable quarterly. The Company may elect to defer one scheduled amortization payment by 90 days and interest payments, in which case the applicable interest rate will be 12.0% per annum, compounded quarterly.

On July 12, 2021, the amount under this facility was fully drawn.

In December 31, 2021 the Company entered into an amended and restated secured loan agreement with NSM in order to refinance the outstanding balance of this facility through the NSM Loan I (as defined herein). As of December 31, 2021, the outstanding balance was $64.1 million and the accrued interest was $0.6 million. The accrued interest of $0.6 million is included under the caption “Current portion of loans payable to affiliate companies” and the remaining amount of $64.1 million is included under the caption “Loans payable to affiliate companies, net of current portion, net of deferred financing fees of $0.9 million. Please also refer below to the audited consolidated financial statements included in this Annual Report for discussion on refinancing completed during January 2022.

The Company’s obligations under the $115.0 million NSM Loan were guaranteed by first priority security interests in a vessel, as well as pledge of certain First Priority Ship Mortgage Notes due 2022 owned by Navios Holdings and 40,587 common units in Navios Partners and a second priority pledge in the Navios Logistics’ shares, 1,070,491 Navios Partners’ common units and second priority pledge over the collaterals securing the NSM Loan.

NSM Loan I: In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing NSM Loan dated August 29, 2019, whereby a wholly-owned subsidiary of NSM made available to the Company a secured term loan of up to $127.6 million (the “NSM Loan I”), in two tranches: (i) the first tranche of $48.6 million represents borrowings already made available and (ii) the second tranche of $79.1 million represents new borrowings to be made available in exchange of the release by NSM of certain existing collateral. The NSM Loan I is repayable in quarterly installments of $5.0 million with the first installment falling due in the third quarter of 2023. The NSM Loan I has a four-year term and bears interest at a rate of (i) 18% per annum until the 2022 Senior Secured Notes are repaid and 16.5% per annum thereafter when paid in the form of Convertible Debenture for the first 18 months (“PIK Interest”) and (ii) 13.5% per annum when paid in the form of cash. The NSM Loan I will be paid in PIK Interest for the first 18 months, due also in optional prepayment during that period and thereafter in either cash or PIK Interest at the election of the Borrower. On January 5, 2022, $79.1 million available under this facility was fully drawn.

The Company’s obligations under the NSM Loan I are guaranteed by 2,072,121 common units in Navios Partners.

NSM Loan II: In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing $115.0 million NSM Loan dated June 29, 2021, whereby a wholly-owned subsidiary of NSM made available to the Company a secured term loan of up to $135.0 million (the “NSM Loan II”) in two tranches (i) the first tranche of $64.1 million represents outstanding borrowings already made available and (ii) the second tranche of $71.0 million represents new borrowings to be made available, in exchange of the release by NSM of certain existing collateral. The NSM Loan II is repayable in quarterly installments of $5.0 million with the first installment falling due in the third quarter of 2023. The NSM Loan II has a four year term and bears interest at a rate of (i) 18% per annum until the 2022 Senior Secured Notes are repaid and 16.5% per annum thereafter, when paid in PIK Interest and (ii) 13.5% per annum when paid in the form of cash. The NSM Loan II will be paid in PIK Interest for the first 18 months, due also in optional prepayment during that period and thereafter in either cash or PIK Interest at the election of the Borrower. On January 5, 2022, $71.0 million available under this facility was fully drawn.

Upon completion of the refinancing in January 2022, NSM received an upfront fee in respect of the NSM Loan I and the NSM Loan II of $24.0 million in the form of a Convertible Debenture. The agreements also provide for prepayment premiums ranging from 5%-10% during the first 36 months of the term which is payable in the form of Convertible Debenture, described below.

The Company’s obligations under the NSM Loan II are guaranteed by 40,587 common units in Navios Partners, a second priority pledge in the Navios Logistics’ shares and 1,070,491 Navios Partners’ common units and second priority pledge over the collaterals securing the NSM Loan I.

Convertible Debenture: In December 2021, Navios Holdings entered into the Convertible Debenture with NSM, covering an upfront fee of $24.0 million, accrued interest on the NSM Loans, and prepayment fees. The lender has the option to convert any portion of the outstanding balance under the Convertible Debenture into shares of common stock of Navios Holdings pursuant to an agreed-upon mechanism. The Convertible Debenture has a term of five years and bears interest at the rate of 4% PIK, payable at maturity, if not earlier converted into shares of our common stock.

In accordance with the terms of the Convertible Debenture, Navios Holdings issued 1,000 shares of preferred stock (the “Series I Preferred Stock”) on January 3, 2022, which have no voting and no economic rights. The Series I Preferred Stock represent 9,133,147 shares of Common Stock issuable as of April 4, 2022 upon conversion of a Convertible Debenture and are deemed outstanding for voting purposes. Under the terms of the Convertible Debenture, the number of shares of Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase. NSM is an affiliate of our Chairwoman and Chief Executive Officer, Angeliki Frangou.

Navios Logistics’ Shareholders Agreement: On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers Business Inc. granting certain protections to minority shareholders in certain events.

Promissory note: On July 30, 2021, Navios Logistics issued a $20.0 million promissory note to Grimaud. The promissory note is payable in four semi-annual equal installments commencing on August 15, 2021. The Company has the ability to defer payment of one of the first three installments subject to certain conditions. On August 15, 2021, the first installment was paid. On July 30, 2021, Grimaud entered into an assignment agreement with Peers Business Inc., whereby the promissory note was assigned to Peers Business Inc. Please refer to Note 17 “Preferred and Common Stock” to the consolidated financial statements included in this Annual Report.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements: See Item 18.

Legal Proceedings: Navios Holdings is not involved in any legal proceedings that it believes will have a material adverse effect on its business, financial position, results of operations or liquidity.

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

B. Significant Changes

Not applicable.

Item 9. Listing Details

The principal trading market for our common stock has been the NYSE under the symbol “NM”. Our Series G and Series H preferred stock trade on the NYSE under the symbols “NMPrG.” and “NMPrH.”

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum of articles of association

Please refer to Exhibit 3.1 of Form F-1, filed with the SEC on November 2, 2005 with file number 333-129382; Exhibit 99.1 of Form 6-K, filed on January 17, 2007 with file number 000-51047, which the Company hereby incorporates by reference and the following filings on Form 6-K or Form 8-A, as applicable, (file number 001-33311) filed with the SEC : Exhibit 99.2 of Form 6-K filed on October 6, 2008; Exhibit 3.1 of Form 6-K filed on July 7, 2009; Exhibit 3.1 of Form 6-K filed on September 22, 2009; Exhibit 3.1 of Form 6-K filed on September 24, 2009; Exhibit 3.1 of Form 6-K filed on February 4, 2010; Exhibit 1.1 of Form 6-K filed on November 15, 2010; Exhibit 1.1 of Form 6-K filed on December 22, 2010; Exhibit 3.3 of Form 8-A filed on January 24, 2014 and Exhibit 3.3 of Form 8-A filed on July 7, 2014, each of which the Company hereby incorporates by reference; Exhibit 1.1 of Form 6-K, filed on December 27, 2018.

C. Material Contracts

Refer to “Item 4. – Information on the Company” for a discussion of various agreements relating to our business and certain vessel transactions, including Item 4.B. for a discussion of our option agreements to purchase 13 charter-in vessels and five bareboat-in vessels, and to Item 5. – Operating and Financial Review and Prospects” for a discussion of our long-term debt, including Item 5.F for a discussion of the long-term debt, the operating lease obligations and the rent obligations. Other than these agreements, there are no material contracts, other than the contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.

D. Exchange controls

Under the laws of the Republic of the Marshall Islands, Uruguay, Liberia, Panama, Belgium, Luxembourg, Malta, Brazil, Paraguay, Cayman Islands, Hong Kong and the British Virgin Islands, the countries of incorporation of the Company and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

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

E. Taxation

Marshall Islands Tax Considerations

Navios Holdings is incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, Navios Holdings will not be subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments.

Shipping Tax Jurisdictions

Marshall Islands, Liberia, Panama and Malta do not impose a tax on international shipping income. Under the laws of the Republic of the Marshall Islands, Malta, Liberia and Panama, the countries of incorporation of the Company and its subsidiaries and the vessels’ registration, the companies are subject to registration and tonnage taxes, in the accompanying consolidated statements of comprehensive income/(loss).

In accordance with the currently applicable Greek law, ship owning companies of foreign-flagged vessels that are managed by Greek or foreign ship management companies having established an office/branch in Greece on the basis of the applicable licensing regime are subject to tax liability towards the Greek state which is calculated on the basis of the relevant vessel’s tonnage. . A tax credit is recognized for tonnage tax (or similar tax) paid abroad, up to the amount of the tax due in Greece. The owner, the manager and the bareboat charterer or the financial lessee (where applicable) are liable to pay the tax due to the Greek state. The payment of said tax exhausts the tax liability of the foreign ship owning company the bareboat charterer, the financial lessee (as applicable) and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign-flagged vessel outside Greece.

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

As a result of the Law 27,630, voted by the Argentinian Parliament in June 2021, income tax rates ans scales were modified. Income tax liabilities of the Argentinean subsidiaries for the current period is measured at the amount expected to be paid to the taxation authorities using a tax rate of 35% on any taxable profit above 50 million Argentinean pesos or $487, 30% on any taxable profit between 5 million pesos or $49 and 50 million pesos or $487, and 25% on any taxable profit below 5 million pesos or $49. The enacted Law 27,630 replaced the income tax rates and scales of the tax reform previously voted by the Argentinean Parliament in December 2017, and the Law 27,541 voted in December 2019, in which the corporate income tax rate had decreased from 35% in 2017 to 30% for the period from 2018 to 2021 and would further decrease to 25% for the period from 2022 onwards. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period.

Under the tax laws of Argentina, the subsidiaries of the Company in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 2.0% for the year ended December 31, 2021 (2.0% for 2020 and 2.0% for 2019, respectively).

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

As per the tax reform in Paraguay that is in force since January 1, 2020 (Law 6,380 from September 25, 2019 confirmed by Decree 3182 from December 30, 2019), there are still two possible options to determine the income tax liability of Paraguayan companies. Under the first option income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10% on the fiscal profit and loss. The 100% of revenues derived from freights carried between other countries with destination Paraguay are considered Paraguayan sourced, and therefore taxed. The tax reform also states that any fiscal losses generated as of the fiscal year starting January 1, 2020, will be carried forward for up to five years, with the possibility to deduct each year the 20% from future fiscal years taxable income. Companies whose operations are considered international freights can alternatively choose to pay income taxes on their revenues at an effective tax rate of 3% of such revenues, without considering any other kind of adjustments. Once the methodology is chosen, the Paraguayan companies have to keep it for at least five years.

The corporate income tax rate in Argentina, Paraguay, Brazil, and Uruguay is 35%, 10%, 34%, and 25%, respectively for the year ended December 31, 2021.

The Company’s deferred taxes as of December 31, 2021 and 2020, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with Navios Logistics.

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

We have not sought, nor do we intend to seek, any rulings from the U.S. Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax consequences discussed below. The discussion below is not in any way binding on the IRS or the courts or in any way an assurance that the U.S. federal income tax consequences discussed herein will be accepted by the IRS or the courts.

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

We encourage U.S. holders and non-U.S. holders (as defined below) to consult their own tax advisor regarding the particular U.S. federal, state and local and non-U.S. income and other tax consequences applicable to us and to the purchase, ownership and disposition of our common stock that may be applicable to them.

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

If an entity treated for U.S. federal income tax purposes as a partnership holds our common stock, the tax treatment of a partner in such a partnership will generally depend upon the status of the partner, upon the activities of the partnership and certain determinations made at the partner level. Partners in a partnership that is considering an investment in our common stock should consult their tax advisors.

Distributions on Our Common Stock

Subject to the discussion of “passive foreign investment companies” below, any distributions that a U.S. holder receives with respect to our common stock generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in our common stock and thereafter as gain from the sale of such stock. We do not maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, U.S. holders of our common stock should expect that a distribution with respect to such common stock generally will be treated as dividend income, even if that distribution might otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Because we are not a U.S. corporation, a U.S. holder that is a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) will not be entitled to claim a dividends-received deduction with respect to any distributions received from us. Dividends paid with respect to our common stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends received by a U.S. holder that is an individual, trust or estate from us should be treated as “qualified dividend income,” provided that: (i) our common stock is readily tradable on an established securities market in the U.S., which we expect to be the case, provided that our common stock continues to be listed on the NYSE; (ii) we are not a “passive foreign investment company” for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “—Passive Foreign Investment Company Status”); (iii) the U.S. holder owned our common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock become ex-dividend (and have not entered into certain risk limiting transactions with respect to such common stock); (iv) the U.S. holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) the U.S. holder does not treat the dividends as “investment income” for purposes of the investment interest deduction.

Qualified dividend income is taxed at the preferential rates applicable to long-term capital gain, depending on the income level of the taxpayer. Dividends a U.S. holder receives from us that are not eligible for the preferential rates will be taxed at the ordinary income rates.

Special rules may apply to any amounts received in respect of our common stock that are treated as “extraordinary dividends.” Generally, an extraordinary dividend is a dividend with respect to a share of our common stock in an amount that is equal to or in excess of 10.0% of a U.S. holder’s adjusted tax basis (or fair market value in certain circumstances) in such share of common stock. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of the U.S. holder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an extraordinary dividend on any shares of our common stock that is treated as “qualified dividend income,” and a U.S. holder is an individual, estate or trust, then any loss derived from a subsequent sale or exchange of such shares of our common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock

Provided that we are not a passive foreign investment company for any taxable year during which a U.S. holder holds our common stock, the U.S. holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference, if any, between the amount realized by the U.S. holder from such sale, exchange or other disposition and the U.S. holder’s tax basis in such common stock. Any such gain or loss will be treated as long-term capital gain or loss if the U.S. holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Any such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. For a U.S. holder who is an individual, trust or estate, its long-term capital gains are currently subject to tax at preferential rates. The ability of a U.S. holder to deduct capital losses against ordinary income is subject to limitations.

Passive Foreign Investment Company Status

Special U.S. federal income tax rules apply to U.S. holders who hold stock in a non-U.S. corporation that is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. In general, we will be a PFIC for any taxable year in which, after applying certain look-through rules, either:

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

Based upon our actual and projected income, assets and activities, we believe that we should not be a PFIC for our taxable year ended December 31, 2021 or for subsequent taxable years. However, no assurance can be given as to our current and future PFIC status, because such status requires an annual factual determination based upon the composition of our income and assets for the entire taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our income and assets for this purpose, and there are legal uncertainties involved in determining whether the income derived from our chartering activities and from our logistics activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. The IRS has announced, in an Action on Decision (AOD 2010-001), its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the vessel time charter agreements at issue in that case should be treated as service contracts. The IRS’ AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. We have not sought, and we do not expect to seek, an IRS ruling on this issue. As a result, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot provide any assurance that the nature of our operations, or the nature or composition of our income or assets, will not change in the future, or that we can avoid PFIC status in the future.

As discussed below, if we are a PFIC for a taxable year during which a U.S. holder actually or constructively owns our common stock, the U.S. holder generally would be subject to one of three different U.S. federal income tax regimes, depending on whether or not the taxpayer makes certain elections. Additionally, for each year during which we are treated as a PFIC and a U.S. holder actually or constructively owns common stock the U.S. holder generally will be required to file IRS Form 8621 with its U.S. federal income tax return to report certain information concerning its ownership of our common stock. In the event that a person that is required to file IRS Form 8621 does not file such form, a substantial penalty may apply and, in addition, the statute of limitations on the assessment and collection of U.S. federal income taxes of such person for the related tax year may not close until three years after the date that the required information is filed.

The PFIC rules are complex, and U.S. holders are encouraged to consult their own tax advisors regarding the PFIC rules, including the annual PFIC reporting requirement.

Taxation of U.S. Holders That Make a Timely QEF Election

If we were treated as a PFIC for any taxable year during which a U.S. holder actually or constructively holds our common stock, and if such U.S. holder makes a timely election to treat us as a “Qualifying Electing Fund” for U.S. tax purposes (a “QEF Election”), such U.S. holder would be required to report each year its pro rata share of our ordinary earnings (as ordinary income) and our net capital gain (as long-term capital gain), if any, for our taxable year that ends with or within the individual’s taxable year, regardless of whether we make any distributions to that U.S. holder. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. Adjusted tax basis in our common stock would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in a U.S. holder’s adjusted tax basis in our common stock and would not be taxed again once distributed. A U.S. holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. Even if an individual U.S. holder makes a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. holder held our common stock and for which a timely QEF Election was not made, the U.S. holder would also be subject to the more adverse rules described below under “—Taxation of U.S. Holders That Make No Election.” Additionally, to the extent any of our subsidiaries is a PFIC, an election to treat us as a “Qualifying Electing Fund” would not be effective with respect to a deemed ownership of the stock of such subsidiary and a separate QEF Election with respect to such subsidiary would be required.

A U.S. holder would make a QEF Election by completing and filing IRS Form 8621 with your U.S. federal income tax return for the year for which the election is made in accordance with the relevant instructions. If we were to become aware that we were a PFIC for any taxable year, we would notify all U.S. holders of such treatment and would provide all necessary information to any U.S. holder who requests such information in order to make the QEF Election described above with respect to us and the relevant subsidiaries.

A QEF Election generally will not have any effect with respect to any taxable year for which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year for which we are a PFIC. It should be noted that the beneficial effect of a QEF Election may be substantially diminished if such election is not made in the first year of a U.S. holder’s holding period in which we are a PFIC. If some instances, a U.S. holder may be permitted to make a QEF election that is retroactive to the beginning of your holding period if we unexpectedly are treated as a PFIC.

Taxation of U.S. Holders That Make a Timely “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year during which a U.S. holder actually or constructively owns our common stock and, our common stock is treated as “marketable stock,” such U.S. holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided that such U.S. holder completes and file IRS Form 8621 with its U.S. federal income tax return for the year for which the election is made in accordance with the relevant instructions. If that election is made, such U.S. holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common stock at the end of the taxable year over your adjusted tax basis in our common stock. Such a U.S. holder also would be permitted an ordinary loss in respect of the excess, if any, of its adjusted tax basis in our common stock over the fair market value of such common stock at the end of the taxable year (but only to the extent of the net amount of gain previously included in income as a result of the mark-to-market election). Such a U.S. holder’s tax basis in our common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains that such U.S. holder previously included. However, to the extent any of our subsidiaries is a PFIC, a U.S. holder’s “mark-to-market” election with respect to our common stock would not apply to the U.S. holder’s deemed ownership of the stock of such subsidiary. This may significantly limit the beneficial effect of making a mark-to-market election.

It should be noted that the beneficial effect of a “mark-to-market” election may be substantially diminished if such election is not made in the first year of your holding period in which we are a PFIC.

Taxation of U.S. Holders That Make No Election

Finally, if we were treated as a PFIC for any taxable year during which a U.S. holder actually or constructively owns our common stock, and the U.S. holder does not make either a QEF Election or a “mark-to-market” election for that year, such U.S. holder would be subject to special rules with respect to (a) any excess distribution (that is, the portion of any distributions that such U.S. holder receives on our common stock in a taxable year in excess of 125.0% of the average annual distributions that such U.S. holder received in the three preceding taxable years, or, if shorter, such U.S. holder’s holding period for our common stock) and (b) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules: (i) the excess distribution or gain would be allocated ratably over such U.S. holder’s aggregate holding period for our common stock (ii) the amount allocated to the U.S. holder’s current taxable year would be taxed as ordinary income; (iii) the amount allocated to each of the other taxable years of the U.S. holder would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and (iv) an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If a U.S. holder died while owning our common stock, such U.S. holder’s successor generally would not receive a step-up in tax basis with respect to such shares for U.S. tax purposes.

 If we are treated as a PFIC during any taxable year during a U.S. holder’s holding period, unless the U.S. holder makes a timely QEF Election, or a timely “mark-to-market” election, for the first taxable year in which the U.S. holder hold our common stock, we will continue to be treated as a PFIC for all succeeding years during which the U.S. holder is treated as a direct or indirect U.S. holder, even if we are not a PFIC for such years. Each U.S. holder is encouraged to consult its own tax advisor with respect to any available elections that may be applicable in such a situation, as well as the IRS information and filing obligations that may arise as a result of the ownership of shares in a PFIC.

Taxation of Non-U.S. Holders

A “non-U.S. holder” is a beneficial owner of our common stock that is not an entity or arrangement treated as a partnership for U.S. federal income tax purposes and not a U.S. holder.

Distributions on Our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income or withholding taxes on a distribution with respect to our common stock, unless the income arising from such distribution is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If a non-U.S. holder is entitled to the benefits of an applicable income tax treaty with respect to that income, such income generally is taxable in the U.S. only if it is attributable to a permanent establishment maintained by the non-U.S. holder in the United States.

Sale, Exchange or Other Disposition of Our Common Stock

A non-U.S. holder of our common stock generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•	the gain is effectively connected with the conduct of a trade or business in the United States (and, if the non-U.S. holder is entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or
•	the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition (but is not considered a resident of the U. S. under specific rules) and certain other conditions are met.

Gain that is effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. (or so treated) generally will be subject to United States federal income tax, net of certain deductions, at regular U.S. federal income tax rates. A corporate non-U.S. holder’s earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30.0% (or such lower rate as may be specified by an applicable income tax treaty).

Gain described in clause the second bullet point above (net of certain U.S.-source losses) will be taxed at a flat rate of 30.0% (or such lower rate as may be specified by an applicable tax treaty).

U.S. Backup Withholding and Information Reporting

In general, a non-corporate U.S. holder’s distributions and proceeds from the disposition of our common stock may be subject to information reporting requirements. These payments to a non-corporate U.S. holder may also be subject to backup withholding tax if the non-corporate U.S. holder: (i) fails to provide an accurate taxpayer identification number; (ii) is notified by the IRS that it has become subject to backup withholding due to a prior failure to report all interest or distributions required to be shown on its federal income tax returns; or (iii) fails to comply with applicable certification requirements.

A non-U.S. holder, may be required to establish your exemption from information reporting and backup withholding by certifying your non-U.S. status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding tax is not an additional tax. Rather, a U.S. holder or non-U.S. holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed its income tax liability by accurately completing and timely filing a refund claim with the IRS.

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

Interest Rate Risk:

Debt Instruments — On December 31, 2021 and 2020, Navios Holdings had a total of $1,405.8 million and $1,612.7 million, respectively, of long-term indebtedness. All of the Company’s debt is U.S. dollar-denominated. The 2022 Senior Secured Notes, the 2022 Notes, the 2024 Notes, the NSM Loan, the $115.0 million NSM Loan, the 2025 Logistics Senior Notes, and two Navios Logistics’ loans bear interest at a fixed rate; the balance of Navios Holdings’ debt bears interest at a floating rate as discussed in “Item 5.B Liquidity and Capital Resources”.

Changes in interest rates for our floating-rate loan facilities would affect their interest rate and related interest expense. As of December 31, 2021, the outstanding amount of the Company’s floating rate loan facilities was $147.0 million. A change in the LIBOR rate of 100 basis points would increase interest expense for the year ended December 31, 2021, by $1.2 million. The interest rate on the 2022 Senior Secured Notes, the 2022 Notes, the 2024 Notes, the NSM Loan, the $115.0 million NSM Loan, the 2025 Logistics Senior Notes, and two Navios Logistics’ loans are fixed and, therefore, changes in interest rates affect their fair value, which as of December 31, 2021 was $1,282.3 million, but do not affect their related interest expense.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 (e) promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2021. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2021.

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

Navios Holdings’ management assessed the effectiveness of Navios Holdings’ internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2021, Navios Holdings’ internal control over financial reporting is effective based on those criteria.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for fiscal years 2021 and 2020 were PricewaterhouseCoopers S.A. The audit fees for the audit of the years ended December 31, 2021 and 2020 were $1.4 million and $1.5 million, respectively.

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

Audit-Related Fees

There were no audit-related fees billed in 2021 and 2020.

Tax Fees

There were no tax fees billed in 2021 and 2020.

All Other Fees

There were no other fees billed in 2021 and 2020.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In March and April of 2019, Navios Holdings repurchased 10,930 Series H for a total of approximately $4.2 million of cash consideration and a total of approximately $4.7 million in aggregate principal amount of 2024 Notes, and 8,841 Series G for a total of approximately $4.4 million of cash consideration and a total of approximately $3.9 million principal amount of 2024 Notes, pursuant to tender offers. Please refer also to Note 17 “Preferred and Common Stock” to the consolidated financial statements included herein.

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

Item 16H.	Mine Safety disclosures

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-71 and are filed as part of this Annual Report.

Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382), filed on November 2, 2005).

1.2	Amended and Restated Bylaws of Navios Maritime Holdings Inc (Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382), filed on November 2, 2005).

1.3	Articles of Amendment of Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on January 17, 2007).

1.4	Articles of Amendment of Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K, filed on December 28, 2018).

2.1	Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

2.2	Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on October 6, 2008).

2.3	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on July 7, 2009).

2.4	Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 22, 2009).

2.5	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 24, 2009).

2.6	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on February 4, 2010).

2.7	Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of November21, 2017, among Navios Maritime Holdings Inc., Navios Logistics Finance II (US) Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral trustee (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on November 21, 2017).

2.7.1	First Supplemental Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of March 12, 2018 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on December 20, 2018).

2.7.2	Second Supplemental Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of October 31, 2018 (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on December 20, 2018).

2.7.3	Sixth Supplemental Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of October 1, 2020 (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on October 1, 2020).

2.7.4	Consent Agreement relating to the 11.25% Senior Secured Notes due 2022, dated October 1, 2020, among Navios Maritime Holdings Inc., Navios Maritime Finance II (US) Inc. and the Consenting Noteholders (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on October 1, 2020).

2.7.5	Seventh Supplemental Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of November 17, 2020, (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on November 17, 2020).

2.7.6	Eighth Supplemental Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of June 30, 2021 (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K filed on June 30, 2021).

2.8	Indenture relating to the 9.75% Senior Notes due 2024, dated as of March 1, 2019, among Navios Maritime Holdings Inc., the issuer party thereto, and Wilmington Trust, National Association, as trustee (Incorporated by reference to Exhibit 4.43 to the Registrant’s Form 20-F, filed on April 21, 2020).

2.8.1	First Supplemental Indenture relating to the 9.75% Senior Notes due 2024, dated as of April 18, 2019 (Incorporated by reference to Exhibit 4.44 to the Registrant’s Form 20-F, filed on April 21, 2020).

2.9	Form of Amended and Restated Deposit Agreement, by and among Navios Maritime Holdings Inc., Citibank, N.A., and the holders from time to time of the American Depositary Shares described therein, relating to the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 99.(a) to the Registrant’s Registration Statement on Form F-6, filed on March 26, 2021).

2.10	Certificate of Designation of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.11	Form of American Depositary Receipt representing the American Depositary Shares (Incorporated by reference to Exhibit A to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.12	Form of Certificate representing the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.13	Form of Amended and Restated Deposit Agreement, by and among Navios Maritime Holdings Inc., Citibank, N.A., and the holders from time to time of the American Depositary Shares described therein, relating to the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 99.(a) to the Registrant’s Registration Statement on Form F-6, filed on March 26, 2021).

2.14	Certificate of Designation of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014).

2.15	Form of Certificate representing the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014).

2.16	Stockholders Rights Agreement dated as of February19, 2019 by and between Navios Maritime Holdings Inc. and Continental Stock Transfer& Trust Company (Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form 8-A (File No.001-33311), filed on February 19, 2019).

2.17	Description of the rights of each class of securities registered under Section 12 of the Exchange Act.
2.18

Certificate of Designation, Preferences and Rights of Series I Non-Economic Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Thirteenth Amendment to its Schedule 13D, filed on January 3, 2022).

2.19	Convertible Debenture between Navios Maritime Holdings Inc. and Navios Shipmanagement Holdings Corporation (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on December 15, 2021).

4.1	Amendment to Omnibus Agreement, dated June 29, 2009, by and among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.2	Administrative Services Agreement, dated April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on May 25, 2011).

4.3	Management Agreement, dated August 29, 2019, by and between Navios Maritime Holdings Inc and Navios Shipmanagements Inc (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed September 4, 2019).

4.4	Administrative Services Agreement, dated August 29, 2019, by and between Navios Maritime Holdings Inc. and Navios Shipmanagement Inc. (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed September 4, 2019).

4.5	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A (Incorporated by reference to Exhibit 4.1 to Navios South American Logistics Inc.’s Registration Statement on Form F-4 (Registration No. 333-179250), filed on January 31, 2012).

4.6	Shareholders’ Agreement, dated as of November 19, 2019, between Navios South American Logistics Inc., Navios Maritime Holdings Inc. and Peers Business S.A (Incorporated by reference to Exhibit 4.45 to the Registrant’s Form 20-F, filed on April 21, 2020).

4.7	Facility Agreement No. 242 in respect of a loan up to $23.0 million, dated August 19, 2011, between Solange Shipping Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on August 25, 2011).

4.8	Facility agreement in respect of a loan of up to $23.0 million, dated December 29, 2011, between Mandora Shipping Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on January 26, 2012).

4.9	Facility agreement for a $42.0 million term loan facility, dated March 23, 2012, by and between Astra Maritime Corporation, Serenity Shipping Enterprises Inc., DVB Bank SE, Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) and Norddeutsche Landesbank Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.10	Facility Agreement for a $40.0 million term loan facility, dated September 19, 2013, between Kleimar NV and DVB Bank SE (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on October 8, 2013).

4.11	Facility Agreement relating to a facility of up to $18,253,968.25, dated December 21, 2017, between Kleimar NV. and DVB Bank SE (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on January 17, 2018).

4.12	Loan Agreement in respect of a loan of up to $31.0 million, dated November 6, 2014, between Lavender Shipping Corporation and Alpha Bank A.E. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on December 8, 2014).

4.13	Loan Agreement for a Loan of up to $16.125 million, dated as of November 3, 2016, by and between Nostos Shipmanagement Corp. and Alpha Bank A.E (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on December 1, 2016).

4.14	Facility Agreement dated May 23, 2017 for a loan facility of up to $15.3 million, between Red Rose Shipping Corp. and HSH Nordbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on December 20, 2018).

4.15	Secured Loan Agreement, dated August 29, 2019, by and between Navios Maritime Holdings Inc, as borrower and Navios Shipmanagement Holdings Corporation, as lender (Incorporated by reference to Exhibit 99.5 to the Registrant’s Form 6-K, filed September 4, 2019).

4.16	Loan Agreement for a Loan of up to $50.0 million, dated as of June 3, 2020, by and between Navios Maritime Holdings Inc. and Navios Shipmanagement Holdings Corporation. (Incorporated by reference to Exhibit 4.46 to the Registrant’s Form 6-K, filed on June 12, 2020).

4.17	Second Amendment to the Navios Maritime Holdings Inc. 2015 Equity Incentive Plan (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on December 4, 2018).

4.18	Purchase Agreement, dated August 30, 2019, by and among N Shipmanagement Acquisition Corp, Alegria Shiptrade Co., Olympos Maritime Ltd, Navios Maritime Holdings Inc. and Navios GP L.L.C. (Incorporated by reference to Exhibit 99.6 to the Registrant’s Form 6-K, filed September 4, 2019).

4.19	Bareboat Carter and Memorandum of Agreement, dated November 27, 2019, among Anchor Trans Inc., and Vernazza Shiptrade Inc, being a wholly owned subsidiary of Navios Maritime Holdings Inc., providing for the sale and leaseback of Dream Canary (Incorporated by reference to Exhibit 4.40 to the Registrant’s Form 20-F, filed on April 21, 2020)..

4.20	Bareboat Charter and Memorandum of Agreement, dated February 13, 2020, between Lua Line S.A. and Okino Kaiun Co. and Roselite Shipping Corporation, being a wholly owned subsidiary of Navios Maritime Holdings Inc., providing for the sale and leaseback of Navios Corali (Incorporated by reference to Exhibit 4.41 to the Registrant’s Form 20-F, filed on April 21, 2020).

4.21	Amendment agreement, dated as of April 24, 2020, by and between Navios Maritime Holdings Inc. and Navios South American Logistics Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 10, 2020).

4.22	Deed of Assignment and Assumption, dated as of June 24, 2020, by and among Navios Logistics, Grimaud Ventures S.A., and Anemos Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 10, 2020).

4.23

Amendment agreement dated as of June  25, 2020, by and between Navios Maritime Holdings Inc. and Grimaud Ventures S.A. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on July 10, 2020).

4.24

Secured Loan Agreement, dated as of August 29, 2019, as amended and restated on December 13, 2021, between Navios Maritime Holdings Inc. and Navios Shipmanagement Holdings Corporation (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K filed on December 15, 2021).

4.25	Secured Loan Agreement, dated as of June 29, 2021, as amended and restated on December 13, 2021, between Navios Maritime Holdings Inc. and Navios Shipmanagement Holdings Corporation. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K filed on December 15, 2021).

160

4.26

Loan Agreement, dated December 14, 2021, among Kleimar NV, White Narcissus Marine S.A., Faith Marine Ltd., Red Rose Shipping Corporation and Moonstone Shipping Corporation, and Hamburg Commercial Bank AG. (Incorporated by reference to Exhibit 99.4 to the Registrant’s Form 6-K filed on December 15, 2021).

4.27

Loan Agreement, dated December 13, 2021, among Ducale Marine Inc., Kleimar NV, Opal Shipping Corporation, Iris Corporation, Highbird Management Inc. and Corsair Shipping Ltd., and Credit Agricole Corporate and Investment Bank and BNP Paribas. (Incorporated by reference to Exhibit 99.5 to the Registrant’s Form 6-K filed on December 15, 2021).

4.28

Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Shikar Ventures S.A. and Batanagar Shipping Corporation, providing for the sale and leaseback of Navios Stellar. (Incorporated by reference to Exhibit 99.6 to the Registrant’s Form 6-K filed on December 15, 2021)

4.29

Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Pueblo Holdings Ltd. and K.T.M. Corporation S.A., providing for the sale and leaseback of Navios Lumen. (Incorporated by reference to Exhibit 99.7 to the Registrant’s Form 6-K filed on December 15, 2021).

4.30

Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Pharos Navigation S.A. and ASL Navigation S.A., providing for the sale and leaseback of the Navios Phoenix. (Incorporated by reference to Exhibit 99.8 to the Registrant’s Form 6-K filed on December 15, 2021).

4.31

Bareboat Charter and Memorandum of Agreement, dated December 13, 2021, between Rumer Holding Ltd. and Juno Maritime Corp., providing for the sale and leaseback of Navios Antares. (Incorporated by reference to Exhibit 99.9 to the Registrant’s Form 6-K filed on December 15, 2021).

4.32

Bareboat Charter and Memorandum of Agreement, dated February 21, 2022, between Kotobuki Kaium Co. Ltd., Yutoku Kinkai Kisen Co., Ltd., Kotobuki Kaiun Corporation S.A., Kleimar NV and White Narcissus Marine S.A., providing for the sale and leaseback of the Navios Asteriks (filed herewith).

8.1	List of subsidiaries (filed herewith).
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).

13.1	Certification of Chief Executive OfficerPursuant to Section 906 of the Sarbanes-Oxley Act (filed herewith).

13.2	Certification of Chief Financial Officer Officer Pursuant to Section 906 of the Sarbanes-Oxley Act (filed herewith).

15.1	Consent of PricewaterhouseCoopers S.A (filed herewith).

15.2	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A. (filed herewith).
15.3	Consolidated Financial Statements of Navios Maritime Partners L.P.for the years ended December 31, 2021, December 31, 2020, and December 31, 2019 (filed herewith).

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, formatted in eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets at December 31, 2021 and 2020; (ii) Consolidated Statements of Comprehensive Income/(Loss)/ for each of the years ended December 31, 2021, 2020 and 2019; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2021, 2020 and 2019; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2021, 2020 and2019; and (v) the Notes to Consolidated Financial Statements.

 SIGNATURE

Navios Maritime Holdings Inc. hereby certifies that it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Holdings Inc.

By:	/s/ Angeliki Frangou
Name: Angeliki Frangou
Title: Chairwoman and Chief Executive Officer

Date: April 14, 2022

F- 1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Navios Maritime Holdings Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Navios Maritime Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income/(loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

F- 2

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

Emphasis of matter

As discussed in Note 2 to the consolidated financial statements, as of December 31, 2021, the Company has negative working capital position of $213.3 million (excluding operating lease liabilities, current portion). Management’s evaluation of the events and conditions and management’s actions and plans to mitigate this matter are also described in Note 2. This matter is also described in the “Critical Audit Matters” section of our report.

F- 3

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

F- 4

Going concern assessment

As described above and in Note 2 to the consolidated financial statements, the Company prepared its consolidated financial statements on a going concern basis. As of December 31, 2021, the Company’s current assets totaled $229.5 million, while current liabilities (excluding operating lease liabilities, current portion) totaled $442.7 million, resulting in a negative working capital position of $213.3 million, primarily related to the classification as current of $164.9 million of the 7.375% First Priority Ship Mortgage Notes due in January 2022 (the “2022 Notes”) and $105.0 million of the 11.25% Senior Secured Notes due in August 2022 (the “2022 Senior Secured Notes”). Based on internal forecasts and projections, that take into account potential changes in Company’s trading performance and the ability to sell vessels and other assets, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to, capital expenditures and debt service obligations for a period of at least 12 months from the date of issuance of the consolidated financial statements. Although internal forecasts and projections, and specifically the estimated daily time charter equivalent for the unfixed days, are driven by market data and are subject to future volatility along with other factors outside the control of the Company, with the existence of alternative liquidity sources and management’s ability to utilize them if needed, substantial doubt about the Company’s ability to continue as a going concern has been alleviated as of the date of the issuance of these financial statements.

The principal considerations for our determination that performing procedures relating to the going concern assessment is a critical audit matter are (i) the significant judgment by management in developing internal forecasts and projections used in the Company’s going concern analysis; and (ii) a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating management’s significant assumptions related to the internal forecasts and projections, specifically the estimated daily time charter equivalent for the unfixed days.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s going concern assessment. These procedures also included, among others, (i) evaluating the appropriateness of the significant assumptions that impact cash flows in management’s going concern assessment which include assumptions relating to the internal forecasts and projections; (ii) testing the completeness, accuracy and relevance of underlying data used in the analysis; and (iii) assessing the adequacy of the Company’s going concern disclosures included in Note 2 to the consolidated financial statements. Evaluating management’s assumptions relating to the internal forecasts and projections involved evaluating whether the assumptions used by management were reasonable considering (i)   the estimated daily time charter equivalent for the unfixed days in the Company’s projected cash flows; (ii) current and past performance of the Company; (iii) the consistency with external market and industry data; and (iv) whether the assumptions were consistent with evidence obtained in other areas of the audit.

F- 5

Goodwill impairment assessment in the dry bulk vessel operations

As disclosed in Notes 2 and 19 to the consolidated financial statements, the carrying amount of the Company’s goodwill is approximately $160.3 million as of December 31, 2021 which includes $56.2 million allocated to the dry bulk vessel operations and $104.1 million allocated to the logistics business. Goodwill is tested for impairment at the reporting unit level at least annually. Management compares the aggregate fair value of the reporting unit to its carrying amount, including goodwill. Goodwill impairment loss is measured as the amount by which a reporting unit’s carrying amount exceeds its fair value. Management determines the fair value of a reporting unit based on a combination of the income approach (i.e. discounted cash flows) and market approach (i.e. comparative market multiples). The significant factors and assumptions used by management in its discounted cash flow analysis for the dry bulk vessel operations include EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions and direct vessel expense growth assumptions. The future cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days (the remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and the 10-year average historical one-year time charter rates). The WACC is based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. The market approach estimates the fair value of the Company’s business based on comparable publicly-traded companies in its industry. In assessing the fair value, management utilizes the results of the valuations and considers the range of fair values determined under all methods which indicates that the fair value exceeds the carrying amount.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

April 14, 2022

We have served as the Company’s (or its predecessor) auditor since 2002.

F- 6

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	4, 12	$53,591	$94,881
Restricted cash	4, 11, 12	84,260	16,303
Accounts receivable, net	5	62,839	54,328
Due from affiliate companies	16	—	243
Inventories		11,663	14,121
Prepaid expenses and other current assets	6	17,094	14,981
Total current assets		229,447	194,857
Vessels, port terminals and other fixed assets, net	7	950,002	1,139,539
Deferred dry dock and special survey costs, net		37,587	31,180
Investments in affiliate companies	9	125,744	56,988
Other long-term assets	9, 12, 14	39,255	61,900
Operating lease assets	15	173,426	227,962
Intangible assets other than goodwill	8	92,981	98,563
Goodwill	2, 19	160,336	160,336
Total non-current assets		1,579,331	1,776,468
Total assets		$1,808,778	$1,971,325
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$36,622	$29,185
Accrued expenses and other liabilities	8, 10, 16	64,459	72,535
Deferred income and cash received in advance	16	8,141	8,342
Operating lease liabilities, current portion	15	54,747	81,415
Due to affiliate companies	16	21,028	27,114
Current portion of loans payable to affiliate companies	11, 12, 16	877	26,595
Current portion of long-term debt, net	11, 12	37,916	48,219
Current portion of promissory note	16	5,000	—
Current portion of senior and ship mortgage notes, net	11, 12	268,658	299,377
Total current liabilities		497,448	592,782
Senior and ship mortgage notes, net of current portion	11, 12	833,273	964,189
Long-term debt, net of current portion	11, 12	134,003	143,417
Long term portion, promissory note	16	10,000	—
Loans payable to affiliate companies, net of current portion	11, 12, 16	111,757	102,632
Other long-term liabilities and deferred income	16	927	660
Operating lease liabilities, net of current portion	15	144,239	193,351
Deferred tax liability	21	10,487	8,577
Total non-current liabilities		1,244,686	1,412,826
Total liabilities		1,742,134	2,005,608
Commitments and contingencies	14	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 23,032 issued and outstanding as of December 31, 2021 and 2020.	17	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 25,198,620 and 15,881,147 issued and outstanding as of December 31, 2021 and 2020, respectively.	17	2	1
Additional paid-in capital		679,301	643,033
Accumulated deficit		(667,906)	(784,592)
Total Navios Holdings stockholders’ equity/(deficit)		11,397	(141,558)
Noncontrolling interest		55,247	107,275
Total stockholders’ equity/(deficit)		66,644	(34,283)
Total liabilities and stockholders’ equity		$1,808,778	$1,971,325

F- 7

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Expressed in thousands of U.S. dollars — except share and per share data)

	Notes	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue	2, 19	$585,818	$416,718	$482,449
Administrative fee revenue from affiliate companies	16, 19	—	—	16,991
Time charter, voyage and logistics business expenses	15, 16	(154,451)	(166,589)	(177,216)
Direct vessel expenses	16	(112,350)	(104,755)	(101,467)
General and administrative expenses incurred on behalf of affiliate companies	16	—	—	(16,991)
General and administrative expenses	16	(31,327)	(33,702)	(36,194)
Depreciation and amortization	7, 8, 19	(61,235)	(71,015)	(81,723)
Allowance for credit losses	5	(1,831)	(541)	(999)
Interest income	16, 19	256	257	10,662
Interest expense and finance cost	18, 19	(145,009)	(136,559)	(133,479)
Impairment loss/ loss on sale of vessels, net	7, 12, 15	(47,827)	(88,367)	(156,106)
Gain on bond and debt extinguishment, net	11	951	7,047	47,430
Gain on sale of business	3	—	—	9,802
Loss on loss of control	3	—	—	(61,741)
Other income	16, 2	4,303	6,303	44,750
Other expense	9, 22	(9,855)	(8,007)	(15,842)
Impairment of loan receivable from affiliate company	9	—	(6,050)	—
Income/(loss) before equity in net losses of affiliate companies		$27,443	$(185,260)	$(169,674)
Equity in net earnings/(losses) of affiliate companies	9, 16, 19	69,275	(1,293)	(9,185)
Income/(loss) before taxes		$96,718	$(186,553)	$(178,859)
Income tax expense	21	(4,817)	(2,052)	(1,475)
Net income/(loss) from continuing operations		$91,901	$(188,605)	$(180,334)
Net loss from discontinued operations		—	—	(4,118)
Net income/(loss)		$91,901	$(188,605)	$(184,452)
Less: Net loss/(income) attributable to the noncontrolling interest		24,785	(4,356)	(7,658)
Net income/(loss) attributable to Navios Holdings common stockholders		$116,686	$(192,961)	$(192,110)
Income/(loss) attributable to Navios Holdings common stockholders, basic and diluted from continuing operations		$111,559	$(197,939)	$(149,490)
Loss attributable to Navios Holdings common stockholders, basic and diluted from discontinued operations		$—	$—	$(4,118)
Income/(loss) attributable to Navios Holdings common stockholders, basic and diluted	20	$111,559	$(197,939)	$(153,608)
Basic earnings/ (loss) per share attributable to Navios Holdings common stockholders from continuing operations		$6.90	$(15.35)	$(12.10)
Basic and diluted loss per share attributable to Navios Holdings common stockholders from discontinued operations		—	—	(0.33)
Basic earnings/ (loss) per share attributable to Navios Holdings common stockholders		$6.90	$(15.35)	$(12.43)
Weighted average number of shares, basic	20	16,168,329	12,896,568	12,356,024
Diluted earnings/ (loss) per share attributable to Navios Holdings common stockholders		$6.74	$(15.35)	$(12.43)
Weighted average number of shares, diluted		16,553,011	12,896,568	12,356,024
Total comprehensive income/(loss)		91,901	(188,605)	(184,452)
Comprehensive loss/(income) attributable to noncontrolling interest		$24,785	$(4,356)	$(7,658)
Total comprehensive income/(loss) attributable to Navios Holdings common stockholders		$116,686	$(192,961)	$(192,110)

F- 8

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
OPERATING ACTIVITIES:
Net income/(loss)		$91,901	$(188,605)	$(184,452)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	7, 8	61,235	71,015	104,581
Amortization and write-off of deferred financing costs	18	8,870	7,863	8,242
Amortization of deferred drydock and special survey costs		11,084	10,255	11,714
Allowance for credit losses	5	1,831	541	999
Stock-based compensation expenses	13	589	1,268	2,885
Gain on bond and debt extinguishment, net	11	(951)	(7,047)	(47,430)
Income tax expense	21	4,817	2,052	1,475
Equity in net (earnings)/losses of affiliate companies, net of dividends received	9, 16	(68,752)	2,709	13,722
Loss on loss of control	3	—	—	61,741
Gain on sale of business/assets	3, 7	—	—	(9,802)
Impairment of loan receivable from affiliate company	9	—	6,050	—
Impairment loss/ loss on sale of vessels, net	7, 15	47,827	88,367	156,106
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable		(9,887)	(2,992)	5,425
Decrease /(increase) in inventories		1,801	(3,641)	12,606
Decrease/(increase) in prepaid expenses and other assets		2,155	(5,505)	(10,753)
Decrease/(increase) in due from affiliate companies		667	18,895	(1,029)
Increase in accounts payable		7,149	7,763	47,491
(Decrease)/increase in accrued expenses and other liabilities		(11,019)	18,469	(15,855)
Decrease in operating lease liabilities, net		(17,292)	(3,985)	(3,078)
(Decrease)/increase in due to affiliate companies		(1,138)	18,626	(32,081)
(Decrease)/increase in deferred income and cash received in advance		(200)	648	(2,323)
Increase/(decrease) in other long-term liabilities and deferred income		267	(173)	(966)
Payments for drydock and special survey costs		(21,334)	(17,362)	(23,106)
Net cash provided by operating activities		$109,620	$25,211	$96,112
INVESTING ACTIVITIES:
Proceeds from sale of business	3	—	—	3,000
Impact to cash from deconsolidation/sale of business	3	—	—	(21,439)
Loan from affiliate companies	16	—	18,629	8,000
Dividends received from affiliate companies	9	243	5,838	4,379
Deposits for vessels, port terminals and other fixed assets	7	(19,498)	(5,153)	(4,504)
Proceeds from lease receivable		313	189	150
Proceeds from sale of asset	7	167,016	83,445	48,830
Acquisition of investments in affiliate companies	9	—	—	(8)
Acquisition of/additions to vessels	7	(24,950)	(96,969)	(74,294)
Purchase of property, equipment and other fixed assets	7	(4,350)	(3,288)	(5,166)
Deposit for option to acquire vessels	14	—	(2,099)	(15,415)
Net cash provided by/(used in) investing activities		$118,774	$592	$(56,467)
FINANCING ACTIVITIES:
Repurchase of preferred stock	17	$—	$—	$(10,228)
Issuance of capital surplus		—	—	(3)
Repayment of loans payable to affiliate companies	16	(130,743)	(50,000)	(13,420)
Proceeds from loans payable to affiliate companies	16	115,000	50,000	—
Proceeds from long-term debt	11	58,000	81,625	129,022
Proceeds from issuance of senior notes, net of deferred financing costs	11	—	487,504	—
Repayment of long-term debt and payment of principal	11	(94,959)	(164,638)	(146,887)
Repayment/repurchase of senior notes	11	(168,588)	(384,443)	(68,325)
Debt issuance costs		(3,874)	(1,138)	(1,851)
Proceeds from sale of shares, net	17	44,437	—	—
Dividends paid to noncontrolling shareholders		—	(12,256)	—
Acquisition of noncontrolling interest	17	(21,000)	—	—
Net cash (used in)/provided by financing activities		$(201,727)	$6,654	$(111,692)
Increase/(decrease) in cash and cash equivalents and restricted cash		26,667	32,457	(72,047)
Cash and cash equivalents and restricted cash, beginning of year		111,184	78,727	150,774
Cash and cash equivalents and restricted cash, end of year		$137,851	$111,184	$78,727
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$141,494	$110,454	$135,693
Cash paid for income taxes		$260	$186	$298
Non-cash investing and financing activities
Acquisition of/additions to vessels	7	$—	(986)	—
Sale of vessels	7	$5,766	4,378	—
Proceeds from seller’s credit agreement for the construction of six liquid barges	11	$2,246	11,229	—
Accrued interest income on loan receivable from affiliate company	16	$—	$—	$(2,948)
Accrued interest expense payable to affiliate company	11, 16	$—	$—	$1,173
Issuance of senior secured notes in exchange of preferred stock	17	$—	$—	$8,626
Loans payable to affiliate companies	16	$—	$—	$141,795
Transfers from other long-term assets assets	7	$57,107	$—	$—
Proceeds from the Navios Logistics’ 2020 Fleet		$15,000	$—	$—
Deposits for vessels, port terminals and other fixed assets		$(190)	$—	$—
Promissory note for the acquisition of the noncontrolling interest		$15,000	$—	$—
Other long-term assets unpaid as of December 31, 2021		$(386)	$—	$—
Discontinued operations
Net cash provided by/(used in) operating activities of discontinued operations		$—	$—	$9,728
Net cash used in investing activities of discontinued operations		$—	$—	$(54,808)
Net cash provided by financing activities of discontinued operations		$—	$—	$42,164

F- 9

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total Navios Holdings’ Stockholders’ Equity/(Deficit)	Noncontrolling Interest	Total Stockholders’ Equity/(Deficit)
Balance December 31, 2018	46,302	$—	12,843,414	$1	$686,671	$(434,739)	$—	$251,933	$269,747	$521,680
Net loss	—	—	—	—	—	(192,110)	—	(192,110)	7,658	(184,452)
Tender offer- redemption of preferred stock (Note 17)	(19,771)	—	—	—	(47,788)	28,933	—	(18,855)	—	(18,855)
Conversion of convertible preferred stock to common stock (Note 17)	(3,289)	—	352,770	—	—	—	—	—	—	—
Issuance of capital surplus	—	—	(1,123)	—	(3)	—	—	(3)	—	(3)
Cancellation of shares (Note 17)	—	—	(3,379)	—	—	—	—	—	—	—
Stock-based compensation expenses (Note 17)	—	—	168,674	—	2,885	—	—	2,885	—	2,885
Navios Containers deconsolidation	—	—	—	—	—	—	—	—	(162,230)	(162,230)
Balance December 31, 2019	23,242	$—	13,360,356	$1	$641,765	$(597,916)	$—	$43,850	$115,175	$159,025
Net loss	—	—	—	—	—	(192,961)	—	(192,961)	4,356	(188,605)
Cancellation of shares (Note 17)	—	—	(1,345)	—	—	—	—	—	—	—
Conversion of convertible preferred stock to common stock (Note 17)	(210)	—	22,712	—	—	—	—	—	—	—
Issuance of common stock (Note 17)	—	—	2,414,263	—	—	—	—	—	—	—
Stock-based compensation expenses (Note 17)	—	—	85,161	—	1,268	—	—	1,268	—	1,268
Other adjustments in accumulated deficit	—	—	—	—	—	6,285	—	6,285	—	6,285
Dividends paid to noncontrolling shareholders	—	—	—	—	—	—	—	—	(12,256)	(12,256)
Balance December 31, 2020	23,032	$—	15,881,147	$1	$643,033	$(784,592)	$—	$(141,558)	$107,275	$(34,283)
Net income	—	—	—	—	—	116,686	—	116,686	(24,785)	91,901
Cancellation of shares (Note 17)	—	—	(894)	1	—	—	—	—	—	—
Issuance of common stock (Note 17)	—	—	9,301,542	—	—	—	—	1	—	1
Sale of shares (Note 17)	—	—	—	—	44,436	—	—	44,436	—	44,436
Stock-based compensation expenses (Note 17)	—	—	16,825	—	589	—	—	589	—	589
Acquisition of Noncontrolling Interest (Note 17)	—	—	—	—	(8,757)	—	—	(8,757)	(27,243)	(36,000)
Balance December 31, 2021	23,032	$—	25,198,620	$2	$679,301	$(667,906)	$—	$11,397	$55,247	$66,644

F- 10

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

Navios South American Logistics Inc.

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the south-eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of December 31, 2021, Navios Holdings owned 63.8% of Navios Logistics’ outstanding common stock.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo and tanker vessels and is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer and also containers, chartering its vessels under short, medium and longer-term charters.

On March 31, 2021, Navios Partners completed the acquisition of Navios Maritime Containers L.P. (“Navios Containers”). For more information about the acquisition of Navios Containers, see Note 9 “Investments in Affiliate Companies and Investments in Available-For-Sale Securities” to the consolidated financial statements.

On October 15, 2021 Navios Partners completed the merger (“NNA Merger”) with Navios Maritime Acquisition Corporation (“Navios Acquisition”). For more information about the NNA Merger, see Note 9 “Investments in Affiliate Companies and Investments in Available-For-Sale Securities” to the consolidated financial statements.

As of December 31, 2021, Navios Holdings had a 10.3% ownership interest in Navios Partners. Incentive distribution rights are held by a consolidated subsidiary of Navios Holdings.

Navios Containers

Navios Containers was an international owner and operator of containerships. As of December 31, 2020, Navios Holdings had a 3.9% ownership interest in Navios Containers.

Following the acquisition of Navios Containers by Navios Partners (“NMCI Merger”), which was completed on March 31, 2021, Navios Containers’ common units were no longer listed for trading on NASDAQ. As of December 31, 2021, Navios Holdings had no equity investment in Navios Containers due to the NMCI Merger. For more information about the NMCI Merger, see Note 9 “Investments in Affiliate Companies and Investments in Available–For–Sale Securities” to the consolidated financial statements.

Navios Acquisition

Navios Acquisition was an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

Following the NNA Merger, which closed on October 15, 2021, Navios Acquisition common shares were no longer listed for trading on NYSE. As of December 31, 2021, Navios Holdings had no equity investment in Navios Acquistion due to the NNA Merger. For more information about the NNA Merger, see Note 9 “Investments in Affiliate Companies and Investments in Available-For-Sale Securities” to the consolidated financial statements.

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively. Navios Europe I was engaged in the marine transportation industry through the ownership of five tanker and five containership vessels. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners had voting interests in Navios Europe I of 50%, 50% and 0%, respectively. Navios Europe I was liquidated in December 2019. For more information about our interests in Navios Europe I, see Note 16 “Transactions with Related Parties” to the consolidated financial statements.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests in Navios Europe II of 50%, 50% and 0%, respectively. Navios Europe II was engaged in the marine transportation industry through the ownership of seven dry bulk and seven containership vessels. On April 21, 2020, Navios Europe II and the lenders agreed to fully release the liabilities under the Junior Loan II for $5,000. The structure was liquidated in June 2020. For more information about the Company’s interests in Navios Europe II, see Note 16 “Transactions with Related Parties” to the consolidated financial statements.

F- 11

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Going concern

The consolidated financial statements have been prepared on a going concern basis.

As of December 31, 2021, Navios Holdings’ current assets totaled $229,447, while current liabilities excluding operating lease liabilities, current portion totaled $442,701, resulting in a negative working capital position of $213,254, primarily related to the classification as current of $164,891 of the 7.375% First Priority Ship Mortgage Notes due in January 2022 (the “2022 Notes”) and $105,000 of the 11.25% Senior Secured Notes due in August 2022 (the “2022 Senior Secured Notes”)as described below and in Note 11 “Borrowings” to the consolidated financial statements.

As of December 31, 2021, Navios Holdings had redeemed $150,000 at par of the 2022 Senior Secured Notes after issuing four notices of redemption, one in July 2021 for $100,000, two in September for $20,000 each and one in October for $10,000. After these redemptions, $155,000 in aggregate principal amount of the 2022 Senior Secured Notes remain outstanding, which mature in August 2022.

As of December 31, 2021, Navios Holdings had repurchased $21,356 at par value of the 2022 Notes, which mature in January 2022. In January 2022, Navios Holdings fully repaid $455,566 that remained outstanding under its 2022 Notes and expects to repay the remaining amount of the 2022 Senior Secured Notes outstanding as of December 31, 2021, through a combination of (i) additional borrowing of $150,000 secured under the NSM I and NSM II Loans (as defined herein); (ii) a term loan facility with Credit Agricole CIB (“CACIB”) and BNP Paribas (“BNPP”) of $105,000; (iii) a term loan facility with Hamburg Commercial Bank AG (“HCOB”) of $101,750; (iv) sale and leaseback agreements of $77,000 and (v) cash flows from operations and/or proceeds from sale of vessels and other assets.

In March 2022, Navios Holdings issued a fifth notice of redemption with respect to an aggregate principal amount of $25,000 at par of the 2022 Senior Secured Notes with redemption date being March 30, 2022. After this redemption, $130,000 in aggregate principal amount of the 2022 Senior Secured Notes remain outstanding, which mature in August 2022. For more information on the above-mentioned financing sources, see Note 11 “Borrowings” to the consolidated financial statements.

Based on internal forecasts and projections that take into account potential changes in Company’s trading performance and the ability to sell vessels and other assets, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of the consolidated financial statements. Although internal forecasts and projections, and specifically the estimated daily time charter equivalent for the unfixed days, are driven by market data and are subject to future volatility along with other factors outside the control of the Company, with the existence of alternative liquidity sources and management’s ability to utilize them if needed, management concludes that substantial doubt about the Company’s ability to continue as a going concern has been alleviated as of the date of the issuance of the consolidated financial statements.

Change in accounting principles:

ASU 2016-02 Leases, ASC 842

On January 1, 2019, the Company adopted the requirements of Accounting Standards Update (“ASU”) 2016-02 “Leases” as amended (Accounting Standards Codification (“ASC”) 842 or the “new lease standard”). ASC 842 increases transparency and comparability among organizations by requiring a lessee to record right-of-use assets and related lease liabilities on its balance sheet when it commences an operating lease. The Company adopted ASC 842 using the modified retrospective transition method. Under this method, the cumulative effect of applying the new lease standard is recorded with no restatement of any comparative prior periods presented. As provided by ASC 842, the Company elected to record the required cumulative effect adjustments to the opening balance sheet in the period of adoption rather than in the earliest comparative period presented. As a result, the adoption of ASC 842 has not had an impact on prior periods reported by the Company.

In connection with its adoption of ASC 842, the Company elected the “package of 3” practical expedients permitted under the transition guidance, which allows the Company not to  reassess: (i) whether any expired or existing contracts are considered or contain leases; (ii)  the lease classification for any expired or existing leases; and (iii)  initial direct costs of existing leases.

F- 12

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

As required by ASC 842, the Company’s disclosures around its leasing activities have been significantly expanded to enable users of our consolidated financial statements to assess the amount, timing and uncertainty of cash flows arising from lease arrangements. For further information on the Company’s leases, see Note 15 “Leases” to the consolidated financial statements.

(b)   Principles of consolidation: The accompanying consolidated financial statements include the accounts of Navios Holdings, a Republic of the Marshall Islands corporation, and both its majority and wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities (“VIE”) as defined in the accounting guidance, if the Company determines that it is the primary beneficiary of such entity. ASC 810-15-14 outlines the criteria for evaluating whether an entity is a VIE. A VIE is defined as a legal entity where either (i) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability; and an interest in the entity’s residual risks and reward; or (ii) the equity interest holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support; or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries: Subsidiaries are entities in which the Company has an interest of more than one-half of the voting rights or otherwise has power to govern the financial and operating policies of the entity. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets transferred, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics for which is 63.8%.

Discontinued Operations: Discontinued operations comprise the operations of a disposed component of an entity or a group of components of an entity if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The Company determined that the disposal of Navios Containers’ general partnership interest effected on August 30, 2019, which resulted in loss of control and deconsolidation of Navios Containers, represented a strategic shift in Company’s business as the Containers Business represented a reportable segment of the Company. Therefore, the Company recorded the results of Containers Business operations as discontinued operations in the consolidated statements of comprehensive income/(loss) for all the periods presented. For additional information on the Company’s disposal of the Navios Containers general partnership interest, see Note 3 “Sale of Management & Consolidation/Deconsolidation of Navios Containers” to the consolidated financial statements.

Investments in Affiliate Companies: Affiliate companies are entities over which the Company holds between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate company at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate company subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate company reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliate companies, provided that the issuance of shares qualifies as a sale of shares. When the Company’s share of losses in an affiliate company equals or exceeds its interest in the affiliate company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate company.

Affiliate companies included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliate companies and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2021 was 10.3%); (ii) Navios Acquisition and its subsidiaries (ownership interest through the Navios Partners’ NNA Merger in October 2021, was 6.9%); (iii) Navios Containers and its subsidiaries (ownership interest through Navios Partners’ NMCI Merger in March 2021 was 3.9%); (iv) Navios Europe I and its subsidiaries (economic interest through liquidation in December 2019 was 47.5%); and (v) Navios Europe II and its subsidiaries (economic interest through liquidation in June 2020 was 47.5%).

F- 13

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Subsidiaries Included in the Consolidation:

		Ownership	Country of	Statements of Operations
Company Name	Nature	Interest	Incorporation	2021	2020	2019
Navios Maritime Holdings Inc.	Holding Company		Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Containers L.P.	Holding Company	3.7%	Marshall Is.	—	1/1 – 8/29	11/30 - 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	—	1/1 - 8/29	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/ Vessel Owning Company/ Management Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	—	1/1 – 8/29	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	—	1/1 - 8/29	1/1 - 12/31
Astra Maritime Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rondine Management Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 9/30	3/22 - 12/31	—
Vernazza Shiptrade Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	9/25-12/31	—
Navios Corporation Management Inc.	Operating Company	100%	Marshall Is.	—	7/4 -8/29	—
Beaufiks Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 6/30	1/1 - 12/31	1/1 - 12/31
Portorosa Marine Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 7/9	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tulsi Shipmanagement Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Cinthara Shipping Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rawlin Services Company	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mauve International S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 3/30	1/1 - 12/31	1/1 - 12/31
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 3/30	1/1 - 12/31	1/1 - 12/31
Diesis Ship Management Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Asia LLC	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iris Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Jasmine Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Emery Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	1/1 - 09/30	1/1 - 12/31
Lavender Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 6/30	1/1 - 12/31	1/1 - 12/31
Esmeralda Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 - 8/30
Triangle Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 - 8/30
Roselite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Smaltite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Motiva Trading Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Alpha Merit Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thalassa Marine S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Asteroid Shipping S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/12 - 12/31
Cloud Atlas Marine S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/15 - 12/31
Heodor Shipping Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	2/13 - 12/31
Navios Maritime Containers GP LLC	Operating Company	100%	Marshall Is.	—	1/1 - 8/29	9/11 - 12/31
Navios Containers Management Inc.	Management Company	100%	Marshall Is.	—	1/1 - 8/29	1/1 - 12/31
Pacifico Navigation Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	11/7 - 12/31
Rider Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	12/4 - 12/31
Talia Shiptrade S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/11-12/31
Moonstone Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	6/30 –12/31	—	—
Opal Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	6/30 –12/31	—	—
Grimaud Ventures S.A.	Operating Company	100%	Marshall Is.	7/30-12/31	—	—

F- 14

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(c)  Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates the estimates and judgments. Estimates and judgements management evaluates relate to. among other things, uncompleted voyages, future drydock dates, the assessment of other-than-temporary impairment related to the carrying value of investments in affiliate companies, the selection of useful lives for tangible and intangible assets, expected future cash flows from long-lived assets and operating lease assets to support impairment tests, impairment test for goodwill, allowance for credit losses necessary for accounts receivables and demurrages, provisions for legal disputes, pension benefits, contingencies and guarantees. Management bases its estimates and judgments on historical experience and on various other factors that they believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The spread of the COVID-19 pandemic, which the World Health Organization declared a pandemic in 2020, has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

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

(e)   Restricted Cash: As of December 31, 2021 and 2020, restricted cash included $0 and $684, respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Holdings’ credit facilities. As of both December 31, 2021 and 2020, within restricted cash, are also included amounts held as security in the form of letters of guarantee or letters of credit totaling $10. As of December 31, 2021, within restricted cash is included also an amount of $84,250 as cash collateral in an escrow account, concerning the release of Navios Lumen, Navios Stellar and Navios Phoenix, from the 2022 Notes. As of December 31, 2020 restricted cash also included an amount of $15,609 concerning the proceeds from the sale of Navios Northern Star and Navios Amitie held as cash collateral in an escrow account, following the vessels’ disposal and release from the 2022 Notes. For additional information on restricted cash, see Note 11 “Borrowings” to the consolidated financial statements.

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

(h)   Dry Bulk Vessels, Port Terminals, Tanker Vessels, Barges, Pushboats and Other Fixed Assets, net: Dry bulk vessels, port terminals, tanker vessels, barges, pushboats and other fixed assets acquired as parts of business combinations are recorded at fair value on the date of acquisition, and if acquired as an asset acquisition, are recorded at cost (including transaction costs). Vessels constructed by the company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for ballast water treatment system, major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of comprehensive income/(loss).

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

Management estimates the residual values of the Company’s dry bulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight tons (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or for other reasons. Revisions of residual values affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods. Management estimates the residual values of the Company’s vessels based on a scrap rate of $340 per LWT after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels.

F- 15

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

(i)   Deposits for Vessels, Port Terminals and Other Fixed Assets: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels, port terminals and other long-lived fixed assets. Deposits for vessels, port terminals and other fixed assets also include pre-delivery expenses. Pre-delivery expenses represent any direct costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the years ended December 31, 2021, 2020 and 2019 amounted to $1,062, $986 and $1,960, and is included in the consolidated statements of comprehensive income/(loss) under the caption “Other long-term assets”, respectively.

(j)   Assets Held for Sale: The Company’s policy is to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale as of December 31, 2021 and 2020.

(k)   Impairment of Long Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is determined as the difference between the carrying value and the fair value.

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

Where the undiscounted projected net operating cash flows for each asset group do not exceed the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest, management proceeds to perform step two of the impairment assessment. In step two of the impairment assessment, the Company determines the fair value of its vessels through a combination of a discounted cash flow analysis utilizing market participant assumptions from available market data and third-party valuations performed on an individual vessel basis.

As of December 31, 2021, the Company considered various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, and concluded for the Dry Bulk Vessel Operations that no events and circumstances occurred, which could trigger the existence of potential impairment of the Company’s vessels. As a result, no step one of impairment assessment was performed as of December 31, 2021.

F- 16

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

During the fourth quarter of fiscal year 2020, management concluded that events occurred, and circumstances had changed, which indicated that potential impairment of the Company’s long-lived assets could exist. These indicators included continued volatility in the spot market, and the related impact of the current dry bulk sector on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets (step one) was performed.

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

As of December 31, 2020, our assessment concluded that step two of the impairment analysis was required for two of our dry bulk vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value for such vessels. As a result, the Company recorded an impairment loss of $52,820 for the two dry bulk vessels, representing the difference between the fair value and the vessels’ carrying value together with the carrying value of deferred drydock and special survey costs, ballast water treatment system costs and other capitalized items, if any, related to these vessels. The impairment is presented under the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive income/(loss).

As of December 31, 2019, the Company recorded an impairment loss of $84,584 for two dry bulk vessels, representing the difference between the fair value and the vessels’ carrying value together with the carrying value of deferred drydock and special survey costs and ballast water treatment system costs, if any, related to these vessels. The impairment is presented under the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive income/(loss).

Navios Logistics

As of December 31, 2021, management concluded that for the Logistics Business that operates tanker vessels in its cabotage business, certain events and circumstances had changed as of December 31, 2021, indicating a potential impairment of two of the Logistics Business’s tanker vessels. These events and circumstances included the extended period in which its tanker vessels operating in the cabotage business have been without a long term time charter contract. The extended delay is the result of the status of the current tanker market and the vessels’ capacity. Vessels’ capacity appears to be limited to trading in the markets of Argentina and Uruguay.

Navios Logistics recorded an impairment loss of $21,966 for two of its tanker vessels operating in its cabotage business, representing the difference between the carrying value of the vessels including the carrying value of deferred drydock and special survey costs related to these vessels, and their respective fair values. Navios Logistics determined the fair value of its assets on the basis of evaluations provided by third-party independent shipbrokers and compared them to the carrying value of the vessels including the unamortized portion of deferred drydock and special survey costs. The impairment loss recognized reflected the excess of carrying value over fair value for the vessel asset group The impairment loss is included under the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive income/(loss). See Note 7 “Vessels, Port Terminals and Other Fixed Assets, Net” in the consolidated financial statements.

No impairment loss was recorded as of December 31, 2020 and 2019, respectively.

(l)   Deferred Drydock and Special Survey Costs: The Company’s vessels, barges and pushboats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively, for ocean-going vessels, and up to every 72 to 96 months for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained (in rare cases) and under certain other conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels, barges and pushboats sold are written-off to income in the year the vessel, barge or pushboat is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2021, 2020 and 2019, the amortization of deferred drydock and special survey costs from continuing operations was $11,084, $10,255 and $11,067, respectively.

F- 17

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(m)  Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. Deferred financing costs are presented as a deduction from the corresponding liability. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization and write-off of deferred financing costs from continuing operations for each of the years ended December 31, 2021, 2020 and 2019 were $8,870, $7,863 and $7,746, respectively. See Note 18 “Interest Expense and Finance Cost” to the consolidated financial statements.

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

As of December 31, 2021, the Company performed its impairments test for its reporting units within the Dry Bulk Vessel Operations and the Logistics Business. The Company additionally considered that its market capitalization continued to remain at a level well below the carrying amount.

As of December 31, 2021, the Company performed the impairment test for the Dry Bulk Vessel Operations reporting unit, which, is allocated goodwill of $56,240. The impairment test revealed that the fair value of the Dry Bulk Vessel Operations reporting unit exceeded its carrying amount.

The fair value of the Dry Bulk Vessel Operations reporting unit was estimated using a combination of income and market approaches. For the income approach, the expected present value of future cash flows used judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions and direct vessel expense growth assumptions. The future cash flows were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and the 10-year average of historical one-year time charter rates). The Company believes this approach to be objective for forecasting charter rates over an extended time period for long-lived assets and consistent with the cyclicality of the industry. In addition, a weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. The market approach estimated the fair value of the Company’s business based on comparable publicly-traded companies in its industry. In assessing the fair value, the Company utilized the results of the valuations and considered the range of fair values determined under all methods which indicated that the fair value exceeded the carrying amount.

As of December 31, 2021, the Company performed the impairment test for the Logistics Business, which is allocated goodwill of $104,096. The impairment test used the income method and revealed that the fair value substantially exceeded the carrying amount of its net assets. The significant factors and assumptions used by management in the discounted cash flow analysis for the Logistics Business included a combination of revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity.

No impairment loss was recorded for any of the periods presented for both the Dry Bulk Vessel Operations and the Logistics Business.

F- 18

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(ii) Intangibles Other Than Goodwill: Navios Holdings’ intangible assets and liabilities consist of trade name, customer relationships, port terminal operating rights, favorable lease terms and unfavorable lease terms. The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction to use that trade name. The trade name is amortized under the straight-line method over 32 years. Navios Logistics’ trade name is amortized under the straight-line method over 10 years and was fully amortized as of December 31, 2019.

The fair value of customer relationships of Navios Logistics was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. Customer relationships are amortized using the straight-line method.

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

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statements of comprehensive income/(loss) under the caption “Depreciation and amortization” in the consolidated financial statements.

The amortizable value of favorable leases would be considered impaired if the carrying value of such leases could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel.

Vessel purchase options that are included in favorable leases are not amortized and when the purchase option is exercised, the asset is capitalized as part of the cost of the vessel and depreciated over the remaining useful life of the vessel and if not exercised, the intangible asset is written off. Vessel purchase options that are included in unfavorable lease terms are not amortized and when the purchase option is exercised by the charterer and the underlying vessel is sold, it will be recorded as part of gain/loss on sale of the assets. If the option is not exercised at the expiration date, it is written-off in the consolidated statements of comprehensive income/(loss).

No favorable and unfavorable lease terms have been identified for the years ended December 31, 2021 and 2020.

As of December 31, 2021, the Company concluded that no events and circumstances occurred that could trigger the existence of potential impairment of the Navios Holdings trade name, and the Company’s other intangible assets such as port terminal operating rights and customer relationships. As a result, step one of impairment assessment was not required as of December 31, 2021.

During the fourth quarter of fiscal year 2020, management concluded that certain events occurred and circumstances had changed indicating a potential impairment of the Navios Holdings trade name. These changes in events and circumstances included continued volatility in the spot market, and the impact of the current dry bulk sector on management’s expectation for future revenues. As a result, an impairment assessment for trade name (step one) was performed.

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

F- 19

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

No impairment loss was recorded for the Company’s intangible assets as of December 31, 2021, 2020 and 2019.

The weighted average amortization periods for intangibles are:

Intangible assets	Years
Trade name	32
Port terminal operating rights	47
Customer relationships	20

See also Note 3 “Sale of Management & Consolidation/Deconsolidation of Navios Containers” and Note 8 “Intangible Assets other than Goodwill” to the consolidated financial statements.

(o)  Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact a nominal amount of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies, whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiaries transact nominal operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. The financial statements of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of comprehensive income/(loss). The foreign currency gains/(losses) recognized under the captions “Other income” and “Other expense”, respectively, in the consolidated statements of comprehensive income/(loss) for each of the years ended December 31, 2021, 2020 and 2019, were $2,630, $546 and $(967), respectively.

(p)  Provisions: In the ordinary course of its business, the Company, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had occurred at the date of the financial statements, the likelihood of loss was probable, and the loss amount can be reasonably estimated. If the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide for the lower amount within the range. For further information on estimating contingent losses, see Note 14 “Commitments and Contingencies” in the consolidated financial statements.

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

Provision for losses subject to claims was provided for in the period in which estimated losses on vessels under time charter losses were determined. As of both December 31, 2021 and 2020, the balance for this provision was $0.

(q)  Segment Reporting: Operating segments, as defined, indicate components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company through August 30, 2019 had three reportable segments: the Dry Bulk Vessel Operations segment, the Logistics Business segment and the Containers Business segment. Following the reclassification of the results of Navios Containers as discontinued operations (Note 3), the Company currently has two reportable segments from which it derives its revenues: Dry Bulk Vessel Operations and Logistics Business.

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

F- 20

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

Revenue from contracts of affreightment (“COA”)/voyage contracts relating to our barges are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence upon the barge’s arrival at the loading port, as applicable under the contract, and is deemed to end upon the completion of discharge under the current voyage. The percentage of transit time is based on the number of days traveled as of the balance sheet date divided by the number of total days expected for the voyage. The position of the barge at the balance sheet date is determined by the days traveled as of the balance sheet date over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity is recognized ratably over the period of the contracts.

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

The Company recognizes revenue ratably from the vessel’s/barge’s arrival at the loading port, as set forth in the applicable contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract.

Revenues from time-chartering and bareboat chartering of vessels and barges are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements as service is performed. However, for loss generating time charters, the loss is recognized in the period during which the loss is generated. A time-charter involves placing a vessel or barge at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Charters for periods of less than three months are referred to as spot-charters. Charters for periods of three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. For time-charters, the owner of the vessel typically pays the vessel’s operating costs, such as crews, maintenance and insurance.

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

Revenues from dry port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into silos or the stockpiles for temporary storage, and to load the ocean-going vessels. Revenues are recognized upon completion of loading the ocean-going vessels. Revenue arising from contracts that provide our customers with continuous access to port terminal storage and transshipment capacity is recognized ratably over the period of the contracts. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading as the performance obligation is met evenly over the loading period. Storage fees are assessed and recognized at the point when the product remains in the silo storage beyond the contractually agreed upon term. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean-going vessel.

F- 21

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

Additionally, revenues consist of an agreed flat fee per cubic meter to cover the services performed to unload barges, transfer the products into the tanks for temporary storage, and to load the trucks. Revenues are recognized upon completion of loading the trucks. Additionally, fees are charged for storage time in excess of contractually specified terms. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the trucks.

Expenses related to our revenue-generating contracts are recognized as incurred.

The following tables reflect the revenue earned per category for the years ended December 31, 2021, 2020 and 2019:

	Dry Bulk Vessel Operations for the Year Ended December 31, 2021	Logistics Business for the Year Ended December 31, 2021	Total for the Year Ended December 31, 2021
COA/Voyage revenue	$24,355	$77,485	$101,840
Time chartering revenue	337,018	41,446	378,464
Port terminal revenue	—	78,740	78,740
Storage fees (dry port) revenue	—	1,518	1,518
Dockage revenue	—	3,876	3,876
Sale of products revenue	—	13,776	13,776
Liquid port terminal revenue	—	5,734	5,734
Other	969	901	1,870
Total	$362,342	$223,476	$585,818

	Dry Bulk Vessel Operations for the Year Ended December 31, 2020	Logistics Business for the Year Ended December 31, 2020	Total for the Year Ended December 31, 2020
COA/Voyage revenue	$6,660	$54,005	$60,665
Time chartering revenue	194,005	59,236	253,241
Port terminal revenue	—	73,112	73,112
Storage fees (dry port) revenue	—	3,364	3,364
Dockage revenue	—	3,948	3,948
Sale of products revenue	—	17,272	17,272
Liquid port terminal revenue	—	4,606	4,606
Other	128	382	510
Total	$200,793	$215,925	$416,718

	Dry Bulk Vessel Operations for the Year Ended December 31, 2019	Logistics Business for the Year Ended December 31, 2019	Total for the Year Ended December 31, 2019
COA/Voyage revenue	$3,727	$49,488	$53,215
Time chartering revenue	250,187	76,680	326,867
Port terminal revenue	—	80,180	80,180
Storage fees (dry port) revenue	—	3,452	3,452
Dockage revenue	—	4,310	4,310
Sale of products revenue	—	9,384	9,384
Liquid port terminal revenue	—	4,032	4,032
Other	264	745	1,009
Total	$254,178	$228,271	$482,449

F- 22

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Administrative fee revenue from affiliate companies: Administrative fee revenue from affiliate companies consisted of fees earned on the provision of administrative services pursuant to administrative services agreements with our affiliate companies. Administrative services included: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other general and administrative services. These revenues were recognized as the services were provided to affiliate companies. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by Navios Shipmanagement Inc., a wholly-owned subsidiary of N Shipmanagement Acquisition Corp. (together with its subsidiaries, “NSM” or the “Manager”). For information on administrative fee revenue, see Note 16 “Transactions with Related Parties” in the consolidated financial statements.

General and administrative expenses: The general and administrative expenses incurred on behalf of affiliate companies were determined based on a combination of actual expenses incurred on behalf of the affiliate companies as well as a reasonable allocation of expenses that are not affiliate companies specific but incurred on behalf of all affiliate companies.

Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM, pursuant to an administrative services agreement dated August 29, 2019 ( the “Administrative Services Agreement”). The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The Administrative Services Agreement also provides that the Company pay a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Administrative Services Agreement is terminated on or before August 29, 2024. For information on the Administrative Services Agreement, see Note 16 “Transactions with Related Parties” in the consolidated financial statements.

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

Direct Vessel Expenses: Direct vessel expenses consisted of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydocking and special survey costs, net of related party management fees for vessel operating expenses. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided to Navios Holdings’ vessels by NSM, pursuant to a management agreement dated August 29, 2019 ( the “Management Agreement”) (see also Note 16 “Transactions with Related Parties” to the consolidated financial statements). The fee for the ship management services provided by the Manager was $3.7 per day until August 2021 and subsequently fixed at $3.8 per day until August 2022 per owned/ bareboat-in vessel, increasing thereafter by 3% annually, unless otherwise agreed. The fee for the ship management services provided by the Manager is a daily fee of $0.03 per day per charter-in vessel. Drydocking expenses under this agreement will be reimbursed by the Company at cost. The Management Agreement also provides that the Company pay a termination fee equal to the fees charged for the full calendar year preceding the termination date in the event the Management Agreement is terminated on or before August 29, 2024.

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

Provision for Employees’ Severance and Retirement Compensation: The employees in the Company’s office in Greece are protected by Greek labor law. Pursuant to the applicable labor laws, the Company was required to pay retirement indemnities to employees upon dismissal or upon leaving with an entitlement to a full security retirement pension. The amount of compensation was based on the number of years of service and the amount of remuneration at the date of dismissal or retirement up to a maximum of two years’ salary. If the employees remained in the employment of the Company until normal retirement age, they were entitled to retirement compensation equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that would remain with the Company until retirement age was not known. The Company considered this plan equivalent to a lump sum defined benefit pension plan and accounted for it under relevant guidance on employer’s accounting for pensions. The Company was required to value the statutory terminations indemnities liability annually. Management obtained a valuation from independent actuaries to assist in the calculation of benefits. The Company provided, in full, for the employees’ termination indemnities liability. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, this liability amounted to $0 as at December 31, 2021 and 2020.

F- 23

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

U.S. Retirement Savings Plan: The Company sponsored a 401(k) retirement savings plan, which was categorized as a defined contribution plan. The plan was available to full time employees who met the plan’s eligibility requirements. The plan permitted employees to make contributions up to 15% of their annual salary with the Company matching up to the first 6%. The Company made monthly contributions (matching contributions) to the plan based on amounts contributed by employees. Subsequent to making the matching contributions, the Company had no further obligations. The Company might make an additional discretionary contribution annually if such a contribution was authorized by the Board of Directors. The plan was administered by an independent professional firm that specialized in providing such services. See also Note 13 “Employee Benefit Plans” to the consolidated financial statements. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these benefits are provided by NSM.

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

Stock-Based Compensation: In December 2021, December 2020, February and December 2019, the Company authorized the grant of restricted common stock. In December 2017, the Company authorized the grant of restricted common stock and restricted stock units. These awards of restricted share units, share appreciation rights, restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three and four years. See also Note 13 “Employee Benefit Plans” to the consolidated financial statements.

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

Liquidity Risk: Prudent liquidity risk management ivolves maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.

Foreign Exchange Risk: Foreign currency transactions are converted into the measurement currency at rates prevailing on the dates of the relevant transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive income/(loss).

F- 24

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(u)  Earning/(Loss) Per Share: Basic earnings/(loss) per share are computed by dividing net income/(loss) attributable to Navios Holdings common stockholders by the weighted average number of shares of common stock outstanding during the periods presented. Net income/(loss) attributable to Navios Holdings common stockholders is calculated by adding to (if a discount) or deducting from (if a premium) net (loss)/ income attributable to Navios Holdings common stockholders the difference between the fair value of the consideration paid upon redemption and the carrying value of the preferred stock, including the unamortized issuance costs of the preferred stock, and the amount of any undeclared dividend cancelled. Diluted earnings/(loss) per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (stock options and warrants) are assumed to be exercised and the proceeds are used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(loss) per share computation. Restricted share units, restricted stock and restricted stock units (vested and unvested) are included in the calculation of the diluted earnings/(loss) per share, based on the weighted average number of restricted share units, restricted stock and restricted stock units assumed to be outstanding during the period. Convertible shares are included in the calculation of the diluted earnings/(loss) per share, based on the weighted average number of convertible shares assumed to be outstanding during the period. See also Note 20 “Earnings/(Loss) per Common Share” to the consolidated financial statements.

(v)  Income Taxes: The Company is a Republic of the Marshall Islands corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Republic of the Marshall Islands and the United States of America. The tax expense reflected in the Company’s consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 was mainly attributable to its subsidiaries in South America, which are subject to the Argentinean and Paraguayan income tax regimes.

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

As a result of the Law 27,630, voted by the Argentinean Parliament in June 2021, income tax rates and scales were modified for the fiscal periods starting as of January 1, 2021. Income tax liabilities of the Argentinean subsidiaries for the current period is measured at the amount expected to be paid to the taxation authorities using a tax rate of 35% on any taxable profit above 50 million Argentinean pesos or $487, 30% on any taxable profit between 5 million pesos or $49 and 50 million pesos or $487, and 25% on any taxable profit below 5 million pesos or $49. The Law 27,630 replaced the income tax rates and scales enacted by the Law 27,541, voted by the Parliament on December 23, 2019, which had made changes to the income tax law in Argentina. The Law 27,541, had modified the rates for income taxes applicable for the fiscal years beginning on January 1, 2020 and 2021. In measuring its income tax assets and liabilities, the Company used the rate that is expected to be enacted at the time of the reversal of the asset or liability in the calculation of the deferred tax for the items related to Argentina. An income tax rate of 35% was applied on temporary differences, reversals of which are expected to occur in respect of 2021 fiscal year and onwards. Due to these changes in the Argentinean income tax rates, the Company has recorded an income tax expense of $2,112 during the year ended December 31, 2021. In connection with the previous tax reform, the Company had recorded an income tax expense of $208 during the year ended December 31, 2019, under the caption “Income tax (expense)/ benefit” in the consolidated statements of income.

(w)  Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared. Navios Holdings paid $0 to its common stockholders during each year ended December 31, 2021, 2020 and 2019, and $0 to its preferred stockholders during each year ended December 31, 2021, 2020 and 2019. In November 2015, Navios Holdings announced that the Board of Directors decided to suspend the dividend to its common stockholders. In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G”) and Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H” and, together with the Series G, the “Series G and H”). All inter-company dividends are eliminated upon consolidation.

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

On November 15, 2012, the Company agreed to provide Navios Partners with guarantees against counterparty default on certain existing charters (see also Note 16 “Transactions with Related Parties” to the consolidated financial statements).

(y)  Leases: Leases where the Company acts as the lessor are classified as either operating or sales-type / direct financing leases. In cases of lease agreements where the Company acts as the lessor under an operating lease, the Company keeps the underlying asset on the consolidated balance sheets and continues to depreciate the assets over its useful life. In cases of lease agreements where the Company acts as the lessor under a sales-type / direct financing lease, the Company derecognizes the underlying asset and records a gross investment in the lease.

F- 25

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

For charters classified as operating leases where Navios Holdings is deemed the lessor, refer to Note 2(r) “Summary of Significant Accounting Policies -Revenue and Expense Recognition” to the consolidated financial statements. The Company acts as a lessor under operating leases in connection with all of its charter out arrangements.

In cases of lease agreements where the Company acts as lessee, the Company recognizes an operating lease asset and a corresponding lease liability on the consolidated balance sheet. For charters classified as operating leases where Navios Holdings is or is deemed the lessee, the expense is recognized on a straight-line basis over the rental periods of such charter agreements. The expense is included under the caption “Time charter, voyage and logistics business expenses”. During the transition to ASC 842, the operating leases assets were adjusted for the carrying amount of the straight-line liabilities on that date.

In cases of sale and leaseback agreements, if the transfer of the asset to the lessor does not qualify as a sale, then the agreement constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset.

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

If management determines that step two of the impairment analysis is required for any of our asset groups, a discounted cash flow analysis using the Company’s WACC is performed. The WACC is based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. Where the undiscounted projected net operating cash flows for each asset group do not exceed the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest, management proceeds to perform step two of the impairment assessment.

F- 26

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of December 31, 2021, the Company concluded that no events or circumstances occurred that would trigger the existence of potential impairment of its operating lease assets. As a result, no step one impairment assessment was performed as of December 31, 2021.

During the fourth quarter of fiscal year 2020, management concluded that events occurred, and certain circumstances had changed, such that potential impairment of the Company’s operating lease assets could exist. These events and circumstances included continued volatility in the spot market, the impact of such volatility on the current dry bulk sector, and the resulting effecton management’s expectation for future revenues. As a result, an impairment assessment of operating lease assets (step one) was performed. The Company determined undiscounted projected net operating cash flows for each charter-in and bareboat-in vessel and compared those cash flows to each operating lease asset’s carrying value together with the carrying value of deposits for the option to acquire a vessel including expenses and interest.

Factors and assumptions used in the undiscounted projected net operating cash flow analysis included: a determination of the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates), an estimated daily time charter equivalent for the unfixed days (based on three-year average historical time charter rates) over the remaining lease term, net of brokerage and address commissions excluding days of scheduled off-hires (for the bareboat-in vessels), and management fees for vessel operating expenses in accordance with the terms of the Management Agreement. The determination process assumed an annual increase of 3.0% every second year for the bareboat-in vessels.

As of December 31, 2020, our assessment concluded that step two of the impairment analysis was required for two asset groups, which involved a discounted cash flow analysis using the Company’s WACC. As a result, the Company recorded an impairment loss of $1,361, representing the difference between the fair value of the operating lease asset and its carrying value. The impairment loss is presented under the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive income/(loss).

As of December 31, 2019, our assessment concluded that step two of the impairment analysis was required for certain charter-in vessels, which involves a discounted cash flow analysis using the Company’s WACC. As a result, the Company recorded an impairment loss of $38,636, being the difference between the fair value of the operating lease asset and its carrying value. The impairment loss is presented under the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive income/(loss).

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

On January 1, 2020, the Company adopted Topic 326 “Financial Instruments - Credit Losses. Measurement of Credit Losses on Financial Instruments” using the modified retrospective approach. This standard amends the accounting for credit losses on available-for-sale debt securities, purchased financial assets with credit deterioration and clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842 “Leases”. In addition, this standard requires the measurement of all expected credit losses for financial assets, including trade accounts receivable, held at the reporting date based on historical experience, current conditions, and current expectations of future economic conditions based on reasonable and supportable forecasts. This new guidance did not have a material impact on the Company’s consolidated financial statements, as the majority of its Accounts receivable, net relates to receivables arising from operating leases and are scoped out of the new standard. As a result of the adoption of this standard, there was no cumulative impact to the Company’s accumulated deficit at January 1, 2020

(ab)  Convertible Preferred Stock: The Company’s 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) was recorded at fair market value on the date of issuance. The fair market value was determined using a binomial valuation model. The model which was used took into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share had a par value of $0.0001. Each holder of Preferred Stock was entitled to receive an annual dividend equal to 2.0% on the nominal value of the Preferred Stock, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date, 30.0% of the then-outstanding shares of Preferred Stock automatically converted into shares of common stock at a conversion price equal to $10.00 per share of common stock with the remaining balance of the then-outstanding shares of Preferred Stock converted into shares of common stock under the same terms 10 years after their issuance date. At any time following the third anniversary from their issuance date, if the closing price of the common stock had been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares automatically converted at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock were entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per common stock. For information on the Preferred Stock, see Note 17 “Preferred and Common Stock” in the consolidated financial statements.

(ac)  Cumulative Redeemable Perpetual Preferred Stock: The Company’s 2,000,000 American Depositary Shares, Series G and the 4,800,000 American Depositary Shares, Series H are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G, with a liquidation preference of $2,500.00 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference. At any time on or after January 28, 2019, the Series G may be redeemed at the Company’s option and at any time on or after July 8, 2019, the Series H may be redeemed at the Company’s option (and the American Depositary Shares can be caused to be redeemed), in whole or in part, out of amounts legally available therefore, at a redemption price of $2,500.00 per share (equivalent to $25.00 per American Depositary Share) plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. The Company has accounted for these shares as equity. For information on Series G and H, see Note 17 “Preferred and Common Stock” in the consolidated financial statements.

(ad)  Investment in Available-for-Sale Securities: The Company classifies its existing marketable equity securities as available-for-sale. These securities are carried at fair value, with unrealized gains and losses reflected directly in the consolidated statements of comprehensive income/(loss) at each reporting period. Management evaluates securities for other-than-temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the investee, and (iii) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.

F- 27

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Investment in Equity Securities: Navios Holdings evaluates its investment in Navios Partners, and evaluated its investment in Navios Containers and Navios Acquisition (through their NMCI Merger and NNA Merger in March 2021 and September 2021, respectively), and Navios Europe I and Navios Europe II (through their liquidation in December 2019 and June 2020, respectively) for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Partners, and (iii) the intent and ability of the Company to retain its investment in Navios Partners for a period of time sufficient to allow for any anticipated recovery in fair value. If the Company considers any decline to be “other-than-temporary”, then the Company would write down the carrying amount of the investment to its estimated fair value.

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

(af)  Recent Accounting Pronouncements:

Adoption of new accounting pronouncements:

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. In addition, in January 2021, the FASB issued another ASU (ASU No. 2021-01) with respect to the Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company will apply the amendments prospectively through December 31, 2022. As of December 31, 2021, the Company has not made any contract modification to replace the reference rate in any of its agreements and had evaluated that there was no impact to its consolidated financial statements.

In December 2019, FASB issued ASU 2019-12, Income Taxes (Topic 740), which modifies ASC 740 to simplify the accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. The amendments in ASU 2019-12 are effective for public business entities for fiscal years beginning after December 15, 2020, including interim periods therein. The adoption of this ASU on January 1, 2021 did not have a material impact on the Company’s consolidated financial statements.

In August 2018, FASB issued ASU 2018-14, “Compensation-Retirement Benefits-Defined Benefit Plans (Topic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans”. This update modifies the disclosure requirements for defined benefit pension plans and other postretirement plans. ASU 2018-14 is effective for public business entities that are SEC filers beginning in the first quarter of fiscal year 2021. The adoption of this ASU on January 1, 2021 did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements Pending Adoption

In July 2021, the FASB issued ASU 2021-05, Lease (Topic 842): Lessors—Certain Leases with Variable Lease Payments

F- 28

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(“ASU 2021-05”). The guidance in ASU 2021-05 amends the lease classification requirements for the lessors under certain leases containing variable payments to align with practice under ASC 840. The lessor should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if both of the following criteria are met: 1) the lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in ASC 842-10-25-2 through 25-3; and 2) the lessor would have otherwise recognized a day-one loss. The amendments in ASU 2021-05 are effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently assessing the impact of that standard and believes that it will not have any material impact on the Company’s disclosures to the consolidated financial statements.

On August 5, 2020, the FASB issued ASU No. 2020-06, Debt -Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging -Contracts in Entity’s Own Equity (Subtopic 815-40). The objective of this update is to improve understandability and reduce complexity on distinguishing liabilities from equity. Amendments affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Adoption is allowed through either a modified retrospective method of transition or a fully retrospective method of transition. The Company is currently assessing the impact of that standard and believes that it will not have any material impact on the Company’s disclosures to the consolidated financial statements.

NOTE 3: SALE OF MANAGEMENT & CONSOLIDATION/DECONSOLIDATION OF NAVIOS CONTAINERS

Sale of Management

In August 2019, Navios Holdings sold its ship management division, the general partnership interests in Navios Partners (except for the incentive distribution rights) and Navios Containers GP LLC (the “Transaction”) to NSM. NSM is affiliated with the Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou. The Company received aggregate consideration of $20,000 (including assumption of liabilities). For information on the Transaction, see Note 16 “Transactions with Related Parties” in the consolidated financial statements.

As a result of the Transaction the Company is a holding company owning dry bulk vessels and various investments in entities owning maritime and infrastructure assets. NSM owns all entities providing ship management services and employs all associated personnel. NSM owns the general partner interests in Navios Containers and Navios Partners. The Company deconsolidated Navios Containers starting on August 30, 2019.

The Company simultaneously entered into a secured credit facility with NSM whereby the Company agreed to repay NSM a loan of $141,795 (including post-closing adjustments). For information on the NSM Loan, see Note 16 “Transactions with Related Parties” in the consolidated financial statements.

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

Consolidation/ Deconsolidation of Navios Containers

Navios Maritime Containers Inc. was incorporated in the Republic of the Marshall Islands on April 28, 2017 and on November 30, 2018, was converted into a limited partnership. In connection with the conversion, Navios Maritime Containers GP LLC, a Republic of the Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings, was admitted as Navios Containers’ general partner. As of that date, as a result of holding the general

F- 29

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

partner interest which had the power to govern the financial and operating policies of Navios Containers, Navios Holdings obtained control over Navios Containers and consequently the results of operations of Navios Containers were consolidated under Navios Holdings.

Following the sale of Navios Containers’ general partnership interest effected on August 30, 2019, and the sale of the management division, Navios Holdings deconsolidated Navios Containers starting on August 30, 2019, in accordance with ASC 810. As a result, since August 30, 2019, Navios Containers was not a controlled subsidiary of the Company and the investment in Navios Containers was accounted for under the equity method due to significant influence the Company has over Navios Containers.

The difference between the carrying value of Navios Containers’ identifiable net assets and noncontrolling interest derecognized as of August 30, 2019 amounted to $57,999. The loss from the remeasurement of Navios Holdings’ interest in Navios Containers to its fair value of $2,527 amounted to $3,742 and is presented under the caption “Loss on loss of control” in the consolidated statements of comprehensive income/(loss). The fair value of the 1,263,276 shares of Navios Containers owned by Navios Holdings was determined by using the closing share price of $2.00 as of that date.

Amounts recorded in respect of discontinued operations in the year ended December 31, 2019 is as follows:

Period from January 1 to August 30, 2019
Revenue	$89,925
Time charter, voyage and port terminal expenses	(3,976)
Direct vessel expenses	(44,088)
General and administrative expenses	(6,706)
Depreciation and amortization	(22,858)
Interest expense and finance cost	(10,519)
Other expense, net	(5,896)
Net (loss)/income from discontinued operations	$(4,118)
Less: Net loss/(income) attributable to the noncontrolling interest	$3,968
Net (loss)/income attributable to Navios Holdings common stockholders	$(150)

NOTE 4: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents and restricted cash consisted of the following:

	December 31, 2021	December 31, 2020
Cash on hand and at banks	$53,547	$94,787
Short-term deposits and highly liquid funds	44	94
Restricted cash	84,260	16,303
Cash and cash equivalents and restricted cash	$137,851	$111,184

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes and represent deposits with an original maturity of less than three months and are included in the consolidated balance sheets under the caption “Cash and cash equivalents”.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Holdings reduces exposure to credit risk by dealing with a diversified group of major financial institutions. See also Note 2(e) “Summary of Significant Accounting Policies-Restricted Cash” to the consolidated financial statements.

F- 30

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2021	December 31, 2020
Accounts receivable	$79,935	$69,694
Less: Allowance for credit losses	(17,096)	(15,366)
Accounts receivable, net	$62,839	$54,328

Changes to the allowance for credit losses are summarized as follows:

Allowance for credit losses	Balance at Beginning of Period	Charges to Costs and Expenses	Amount Utilized	Balance at End of Period
Year ended December 31, 2019	$(16,086)	$(999)	$708	$(16,377)
Year ended December 31, 2020	$(16,377)	$(541)	$1,552	$(15,366)
Year ended December 31, 2021	$(15,366)	$(1,831)	$101	$(17,096)

Concentration of credit risk with respect to accounts receivable is limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the year ended December 31, 2021, two customers accounted for 10.7% each, of the Company’s revenue. For the year ended December 31, 2020, two customers accounted for 16.4% and 11.2%, respectively, of the Company’s revenue. For the year ended December 31, 2019, two customers accounted for 17.1% and 14.4%, respectively, of the Company’s revenue from continuing operations.

NOTE 6: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31, 2021	December 31, 2020
Prepaid voyage and operating costs	$5,086	$4,616
Claims receivable	6,397	4,136
Prepaid other taxes	1,084	2,604
Other	4,527	3,625
Total prepaid expenses and other current assets	$17,094	$14,981

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

NOTE 7: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2018	$1,324,766	$(390,982)	$933,784
Additions	4,747	(48,812)	(44,065)
Vessel impairment	(274,067)	159,834	(114,233)
Disposals	(48,830)	—	(48,830)
Vessel acquisition	14,735	(44)	14,691
Balance December 31, 2019	$1,021,351	$(280,004)	$741,347
Additions	1,277	(36,438)	(35,161)
Vessel impairment	(221,754)	137,255	(84,499)
Disposals	(87,823)	—	(87,823)
Vessel acquisition	96,678	(2,820)	93,858
Write offs	(153)	—	(153)
Balance December 31, 2020	$809,576	$(182,007)	$627,569
Additions	4,949	(26,770)	(21,821)
Vessel impairment	(89,888)	68,258	(21,630)
Vessel Disposals	(172,782)	—	(172,782)
Vessel acquisition	16,049	—	16,049
Balance December 31, 2021	$567,904	$(140,519)	$427,385

Port Terminals (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2018	$253,360	$(39,775)	$213,585
Additions	602	(7,186)	(6,584)
Balance December 31, 2019	$253,962	$(46,961)	$207,001
Additions	869	(7,216)	(6,347)
Write offs	(87)	76	(11)
Balance December 31, 2020	$254,744	$(54,101)	$200,643
Additions	1,520	(7,629)	(6,109)
Transfers	5,646	—	5,646
Disposals	(130)	169	39
Balance December 31, 2021	$261,780	$(61,561)	$200,219

F- 31

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Tanker vessels, barges and pushboats (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2018	$525,712	$(182,584)	$343,128
Additions	2,403	(19,038)	(16,635)
Write offs	(2,064)	866	(1,198)
Balance December 31, 2019	$526,051	$(200,756)	$325,295
Additions	1,931	(18,278)	(16,347)
Write offs	(308)	—	(308)
Balance December 31, 2020	$527,674	$(219,034)	$308,640
Additions	2,445	(20,763)	(18,318)
Impairment losses	(27,339)	5,373	(21,966)
Transfers	51,461	—	51,461
Balance December 31, 2021	$554,241	$(234,424)	$319,817

Containerships (Navios Containers)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2018	$400,896	$(917)	$399,979
Additions	1,715	(7,497)	(5,782)
Vessel acquisition	53,097	(649)	52,448
Navios Containers Deconsolidation	(455,708)	9,063	(446,645)
Balance December 31, 2019	$—	$—	$—

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2018	$19,876	$(11,897)	$7,979
Additions	2,161	(1,056)	1,105
Write offs	(14,206)	7,993	(6,213)
Balance December 31, 2019	$7,831	$(4,960)	$2,871
Additions	488	(672)	(184)
Balance December 31, 2020	$8,319	$(5,632)	$2,687
Additions	385	(491)	(106)
Balance December 31, 2021	$8,704	$(6,123)	$2,581

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2018	$2,524,610	$(626,155)	$1,898,455
Additions	11,628	(83,589)	(71,961)
Vessel acquisition	67,832	(693)	67,139
Vessel impairment	(274,067)	159,834	(114,233)
Vessel disposals	(48,830)	—	(48,830)
Write offs	(16,270)	8,859	(7,411)
Navios Containers Deconsolidation	(455,708)	9,063	(446,645)
Balance December 31, 2019	$1,809,195	$(532,681)	$1,276,514
Additions	4,565	(62,604)	(58,039)
Vessel acquisition	96,678	(2,820)	93,858
Vessel impairment	(221,754)	137,255	(84,499)
Vessel disposals	(87,823)	—	(87,823)
Write offs	(548)	76	(472)
Balance December 31, 2020	$1,600,313	$(460,774)	$1,139,539
Additions	9,299	(55,653)	(46,354)
Vessel acquisition	16,049	—	16,049
Vessel impairment	(117,227)	73,631	(43,596)
Vessel Disposals	(172,782)	—	(172,782)
Disposal	(130)	169	39
Transfers from other long-term assets	57,107	—	57,107
Balance December 31, 2021	$1,392,629	$(442,627)	$950,002

F- 32

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Deposits for Vessels and Port Terminals Acquisitions

During the first quarter of 2021, Navios Logistics completed the construction of six liquid barges and transferred a total of $19,501 to “Vessels, port terminals and other fixed assets, net” in the consolidated statement of financial position of which capitalized interest amounted to $1,062. As of December 31, 2020, the total amount included in “Other long-term assets” was $16,696 for the construction of these barges. Capitalized interest included in “Other long-term assets” for the construction of these barges amounted to $611 as of December 31, 2020.

During the first quarter of 2021, Navios Logistics completed the construction of two new tanks in its liquid port terminal and transferred a total of $1,843 to “Vessels, port terminals and other fixed assets, net” in the consolidated statement of financial position. As of December 31, 2020, Navios Logistics had paid $1,285 for the construction of two new tanks in its liquid port terminal, which was included in the consolidated statement of financial position under the caption “Other long-term assets”.

As of December 31, 2021 and December 31, 2020, Navios Logistics had paid $713 and $631, respectively, for capitalized expenses for the development of its port operations in Port Murtinho region, Brazil, which is included in the consolidated statement of financial position under the caption “Other long-term assets”.

In the fourth quarter of 2020, Navios Logistics entered into a purchase agreement with an unrelated third party for the acquisition of three pushboats and 18 tank barges (the “Navios Logistics 2020 Fleet”), for a purchase price of $30,000. The acquisition was completed on March 22, 2021. As of December 31, 2021, the total amount of $31,960 was transferred to the caption “Vessels, port terminals and other fixed assets, net” from “Other long-term assets” as of December 2020.

During the second quarter of 2021, Navios Logistics completed the construction of a crane in its grain port terminal and transferred a total of $3,803 to “Vessels, port terminals and other fixed assets, net” in the consolidated statement of financial position. As of December 31, 2020, Navios Logistics had paid $723 for the construction of a crane in its grain port terminal included in the consolidated statement of financial position under the caption “Other long-term assets”.

Impairment Loss/ Loss on Sale of Vessels, Net

2021

In July 2021, the Company completed the sale to Navios Partners of the Navios Azimuth, a 2011 built Capesize vessel of 179,169 dwt, for a sale price of $30,000. The impairment loss amounted to $9,104 (including $1,950 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/ loss on sale of vessels, net”.

F- 33

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

  In June 2021, the Company completed the sale to Navios Partners of the Navios Ray, a 2012 built Capesize vessel of 179,515 dwt, and the Navios Bonavis, a 2009 built Capesize vessel of 180,022 dwt, for a sale price of $58,000. The loss due to sale amounted to $8,753 (including $1,775 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/ loss on sale of vessels, net”.

In June 2021, the Company completed the sale to Navios Partners of the Navios Koyo, a 2011-built Capesize vessel, which was previously chartered-in by Navios Holdings, for a sale price of $28,500. The net sale proceeds were $8,500 and the gain due to sale amounted to $12,451 and is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/ loss on sale of vessels, net”. Refer to Note 15 “Leases” to the consolidated financial statements.

In June 2021, the Company completed the sale to an unrelated third party of the Navios Serenity, a 2011 built Handysize vessel of 34,690 dwt, for a net sale price of $10,388. The loss due to sale amounted to $6,957 (including $11 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/ loss on sale of vessels, net”.

In March 2021, the Company completed the sale to Navios Partners of the Navios Centaurus, a 2012 built Panamax vessel of 81,472 dwt, and the Navios Avior, a 2012 built Panamax vessel of 81,355 dwt, for a sale price of $39,250, including working capital adjustments, amounting $5,766. The loss due to sale amounted to $13,498 (including $495 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/ loss on sale of vessels, net”.

Navios Logistics

During the fourth quarter of the year ended December 31, 2021, Navios Logistics recorded an impairment loss of $21,966 for two of its tanker vessels operating in the cabotage business.

2020

During the fourth quarter of the year ended December 31, 2020, Navios Holdings recorded an impairment loss of $52,820 for two of its dry bulk vessels.

In February 2021, Navios Holdings completed the sale to an unrelated third party of the Navios Astra, a 2006-built Ultra Handymax vessel of 53,468 dwt, for a sale price of approximately $6,644. As of December 31, 2020, the impairment loss amounted to $6,288 (including $98 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/ loss on sale of vessels, net”.

In September 2020, Navios Holdings completed the sale of the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt, and of the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, to Navios Partners for a sale price of $51,000 in total including net liabilities of $4,378. The net loss due to sale amounted to $7,683 (including $1,747 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/ loss on sale of vessels, net”.

In September 2020, Navios Holdings completed the sale to an unrelated third party of the Navios Amitie, a 2005-built Panamax vessel of 75,395 dwt, for a sale price of approximately $6,885. The impairment loss amounted to $4,478 and is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/ loss on sale of vessels, net”.

In August 2020, Navios Holdings completed the sale to an unrelated third party of the Navios Northern Star, a 2005-built Panamax vessel of 75,395 dwt, for a sale price of approximately $6,860. The impairment loss amounted to $4,489 and is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/ loss on sale of vessels, net”.

In May 2020, Navios Holdings completed the sale to an unrelated third party of the Navios Star, a 2002-built Panamax vessel of 76,662 dwt, for a net sale price of $6,450, paid in cash. The impairment loss amounted to $5,697 (including $258 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/ loss on sale of vessels, net”.

In February 2020, Navios Holdings completed the sale to unrelated third party of the Navios Kypros, a 2003-built Ultra Handymax vessel of 55,222 dwt, for approximately $9,131 in total, including insurance proceeds covering unrepaired damages plus expenses (subject to applicable deductibles and other customary limitations). The loss due to sale amounted to $5,551 (including $404 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/ loss on sale of vessels, net”.

2019

During the fourth quarter of the year ended December 31, 2019, Navios Holdings recorded an impairment loss of $84,584 for two of its dry bulk vessels.

In January 2020, Navios Holdings completed the sale to an unrelated third party of the Navios Hios, a 2003-built Ultra Handymax vessel of 55,180 dwt, for a net sale price of $7,497, paid in cash. The impairment loss amounted to $7,429 (including $611 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/loss on sale of vessels, net”.

In September 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Primavera, a 2007-built Ultra Handymax vessel of 53,464 dwt, for a net sale price of $9,891, paid in cash. The loss due to sale amounted to $1,673 and is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/loss on sale of vessels, net”.

F- 34

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In August 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Mercator, a 2002-built Ultra Handymax vessel of 53,553 dwt, for a net sale price of $6,664, paid in cash. The impairment loss amounted to $4,849 (including $490 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/loss on sale of vessels, net”.

In July 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Arc, a 2003-built Ultra Handymax vessel of 53,514 dwt, for a net sale price of $7,105, paid in cash. The impairment loss amounted to $5,149 (including $685 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/loss on sale of vessels, net”.

In June 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Vector, a 2002-built Ultra Handymax vessel of 50,296 dwt, for a net sale price of $6,860, paid in cash. The loss due to sale amounted to $10,039 (including $673 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/loss on sale of vessels, net”.

In May 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Equator Prosper, a 2000-built Capesize vessel of 171,191 dwt, for a net sale price of $11,520, paid in cash. The gain due to sale amounted to $1,784 and is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/loss on sale of vessels, net”.

In March 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Meridian, a 2002-built Ultra Handymax vessel of 50,316 dwt, for a net sale price of $6,790, paid in cash. The loss due to sale amounted to $5,531 (including $778 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/loss on sale of vessels, net”.

Vessel Acquisitions

2020

In June 2020, following the liquidation of Navios Europe II, the Company acquired the Jupiter N and the Rainbow N, two 2011-built Panamax vessels of 93,062 dwt and 79,642 dwt, respectively, for an acquisition cost of $24,883 in total plus working capital adjustments.

In March 2020, the Company acquired from an unrelated third party, a previously charter-in vessel, the Navios Corali, a 2015-built Capesize vessel of 181,249 dwt, for a total acquisition cost of $36,684, paid in cash.

In January 2020, the Company acquired from an unrelated third party, a previously charter-in vessel, the Navios Canary, a 2015-built Capesize vessel of 180,528 dwt, for a total acquisition cost of $35,111, paid in cash.

2019

In August 2019, Navios Holdings acquired from an unrelated third party, a previously charter-in vessel, Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, for a total acquisition cost of $14,735, paid in cash.

Navios Logistics

Since 2018, Navios Logistics acquired approximately 6.6 hectares of undeveloped land located in the Port Murtinho region, Brazil, and on March 24, 2021 acquired 2.3 additional hectares. Navios Logistics plans to develop this land for its port operations for a total cost of $1,580.

In February 2017, two self-propelled barges of Navios Logistics’ fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109. The sale price was to be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option at no cost at the end of the lease period. In October 2021 and November 2021, the Company received the final installments of San Lorenzo and Formosa.

Navios Containers

On April 23, 2019, Navios Containers purchased the Navios Constellation, a 2011-built of 10,000 TEU containership, from an unrelated third party for an acquisition cost of $53,097.

F- 35

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 8: INTANGIBLE ASSETS OTHER THAN GOODWILL

Net Book Value of Intangible Assets other than Goodwill as at December 31, 2021

	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2021
Trade name	$90,000	$(45,985)	$44,015
Port terminal operating rights	53,152	(14,833)	38,319
Customer relationships	35,490	(24,843)	10,647
Total Intangible assets	$178,642	$(85,661)	$92,981

Net Book Value of Intangible Assets other than Goodwill as at December 31, 2020

	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2020
Trade name	$90,000	$(43,175)	$46,825
Port terminal operating rights	53,152	(13,835)	39,317
Customer relationships	35,490	(23,069)	12,421
Total Intangible assets	$178,642	$(80,079)	$98,563

Amortization expense and write offs for the years ended December 31, 2021, 2020 and 2019 were as follows:

	Amortization Expense and Write Offs Year Ended December 31, 2021	Amortization Expense and Write Offs Year Ended December 31, 2020	Amortization Expense and Write Offs Year Ended December 31, 2019
Trade name	$2,810	$2,818	$2,811
Port terminal operating rights	998	998	999
Customer relationships	1,774	1,775	1,774
Total	$5,582	$5,591	$5,584

The remaining aggregate amortization of acquired intangibles as of December 31, 2021 was as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$2,811	$2,811	$2,811	$2,818	$2,811	$29,953	$44,015
Port terminal operating rights	995	995	995	995	995	33,344	38,319
Customer relationships	1,775	1,775	1,775	1,775	1,775	1,772	10,647
Total amortization	$5,581	$5,581	$5,581	$5,588	$5,581	$65,069	$92,981

NOTE 9: INVESTMENTS IN AFFILIATE COMPANIES AND INVESTMENTS IN AVAILABLE–FOR–SALE SECURITIES

Navios Partners

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of the Republic of the Marshall Islands. Navios GP L.L.C., a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest. In August 2019, Navios Holdings sold the general partnership interests in Navios Partners (except for the incentive distribution rights) to NSM. Olympos Maritime Ltd. is currently Navios Partners’ general partner (the “General Partner”).

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

F- 36

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of December 31, 2020 and following the sale of Navios Partners general partnership interest effected on August 30, 2019, Navios Holdings held a total of 2,070,216 (post reverse stock split) common units representing a 17.9% ownership interest in Navios Partners. Navios Holdings evaluated its investment in the common stock of Navios Partners under ASC 323 and concluded that it had the ability to exercise significant influence over the operating and financial policies of Navios Partners and, therefore, its investment in Navios Partners is accounted for under the equity method.

As of December 31, 2021 and December 31, 2020 Navios Partners has issued 7,687,730 and 357,508 units, respectively, through its Continuous Offering Programs entered into from time to time. Pursuant to the issuance of common units, Navios Partners issued 156,895 and 7,298 general partnership units to its general partner as of December 31, 2021 and December 31, 2020, respectively, in order to maintain its 2.0% general partnership interest.

As of December 31, 2021 and following the NMCI Merger (as defined herein), 1,263,276 units held in Navios Containers were converted to 492,678 units of Navios Partners. Further and following the NNA Merger (as defined herein), 4,865,147 shares held in Navios Acquisition were converted to 620,306 units of Navios Partners. Accordingly, as of December 31, 2021, Navios Holdings holds a total of 3,183,199 common units representing a 10.3% interest in Navios Partners,and incentive distribution rights are held by Navios GP L.L.C.

As of December 31, 2021 and December 31, 2020, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $56,351 and $77,904, respectively.

As of December 31, 2021 and 2020, the carrying amount of the investment in Navios Partners was $125,744 and $39,133, respectively.

Total equity method income and amortization of deferred gain of $66,745, $5,466 and $13,526, were included under the caption “Equity in net earnings/(losses) of affiliate companies” for the years ended December 31, 2021, 2020 and 2019, respectively.

Dividends received during the years ended December 31, 2021, 2020 and 2019 were $519, $1,449, and $2,692, respectively.

As of December 31, 2021, the market value of the investment in Navios Partners was $79,866. Based on Company’s evaluation of the duration and magnitude of the fair value decline, Navios Partners’ financial condition and near-term prospects, and the Company’s intent and ability to hold its investment in Navios Partners until recovery, the Company concluded that the decline in fair value of its investment in Navios Partners below its carrying value is temporary and, therefore, no impairment was recorded. No impairment was recorded for the years ended December 31, 2020 and 2019, respectively.

Navios Acquisition

On August 25, 2021, Navios Partners and its direct wholly-owned subsidiary Navios Acquisition Merger Sub. Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger with Navios Acquisition (the “NNA Merger”).

On August 25, 2021, Navios Partners purchased 44,117,647 shares of Navios Acquisition, thereby acquiring a controlling interest in Navios Acquisition, and the results of operations of Navios Acquisition are included in Navios Partners’ consolidated statements of operations commencing on August 26, 2021. Pursuant to the NNA Merger, on August 26, 2021, Navios Acquisition called for redemption of all of its outstanding 8.125% first Priority Ship Mortgage Notes due November 15, 2021 (the “Navios Acquisition’s Ship Mortgage Notes”) and remitted to the indenture trustee the aggregate redemption price payable to the holders of the Navios Acquisition’s Ship Mortgage Notes to satisfy and discharge Navios Acquisition’s obligations under the indenture relating to the Navios Acquisition’s Ship Mortgage Notes. The redemption date for the Navios Acquisition’s Ship Mortgage Notes was September 25, 2021.

On October 15, 2021, Navios Partners completed the NNA Merger. As a result thereof, Navios Acquisition became a wholly-owned subsidiary of Navios Partners. Each outstanding common unit of Navios Acquisition that was held by a unitholder, other than Navios Partners, Navios Acquisition and their respective subsidiaries was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public unitholders of Navios Acquisition. As of the close market on October 15, 2021, Navios Acquisitions’ common shares were no longer listed for trading on NYSE.

F- 37

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Upon completion of the NNA Merger, as of October 15, 2021, Navios Holdings derecognized its investment in Navios Acquisition. As of December 31, 2020, Navios Holdings had a 29.5% economic interest in Navios Acquisition.

As of December 31, 2020, the pre-OTTI loss unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $68,793. As a result of the OTTI loss recorded as at December 31, 2020, the Company recomputed this difference to be amortized in future period through “Equity in net earnings/(losses) of affiliate companies” over the remaining life of Navios Acquisition’s tangible and intangible assets.

As of December 31, 2020, the carrying amount of the investment in Navios Acquisition was $15,033. During the year ended December 31, 2021, 2020 and 2019, the Company recognized an OTTI loss of $0, $13,368 and $13,543, respectively, relating to its investment in Navios Acquisition and the amount was included under the caption “Equity in net earnings/(losses) of affiliate companies”.

Total equity method income/(loss) of $1,944, $13,129 and $(11,098), excluding OTTI loss, were included under the caption “Equity in net earnings/(losses) of affiliate companies” for the years ended December 31, 2021, 2020, and 2019, respectively.

Dividends received for each of the years ended December 31, 2021, 2020 and 2019 were $243, $5,838 and $4,379, respectively.

Navios Containers (Consolidated from November 30, 2018 to August 30, 2019)

Following the sale of Navios Containers general partnership interest effected on August 30, 2019, referred to in Note 3, Navios Holdings evaluated its investment in the common stock of Navios Containers under ASC 323 and concluded that it had the ability to exercise significant influence over the operating and financial policies of Navios Containers and, therefore, its investment in Navios Containers is accounted for under the equity method, through the NMCI Merger (as defined herein) on March 31, 2021.

NMCI Merger: On January 4, 2021, Navios Containers and Navios Partners announced that they entered into a definitive merger agreement (the “NMCI Merger”). Under the terms of the NMCI Merger, Navios Partners acquired all of the publicly held common units of Navios Containers through the issuance of 8,133,452 newly issued common units of Navios Partners in exchange for the publicly held common units of Navios Containers at an exchange ratio of 0.39 units of Navios Partners for each Navios Containers common unit. The NMCI Merger was completed on March 31, 2021 and Navios Holdings had 12.6% ownership interest in Navios Partners. As of the close of the market on March 31, 2021, Navios Containers’ common units were no longer listed for trading on NASDAQ.

Upon completion of the NMCI Merger, as of March 31, 2021, Navios Holdings derecognized its investment in Navios Containers. As of December 31, 2020, the carrying amount of the investment in Navios Containers was $2,812.

As of December 31, 2020, Navios Holdings had a 3.9% ownership interest in Navios Containers.

Total equity method income of $595, $130 and $155 were included under the caption “Equity in net earning/(losses) of affiliate companies” for the years ended December 31, 2021, December 31, 2020 and for the period from August 30, 2019 (date of loss of control) to December 31, 2019, respectively.

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

F- 38

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

No equity method income was included under the caption “Equity in net losses of affiliate companies” for the years ended December 31, 2021, 2020 and 2019.

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

As of March 31, 2020, the Company considered the decline in fair value of its investment in Navios Europe II as OTTI and therefore recognized a loss of $6,650 in the accompanying consolidated statement of comprehensive income/(loss).

As of December 31, 2020, the Company received in cash all balances relating to Navios Europe II following the liquidation of the structure and recognized a loss of $6,050 included in the accompanying consolidated statements of comprehensive income/(loss) for the year ended December 31, 2020, under the caption “Impairment of loan receivable from affiliate company” (Note 16).

No income was recognized under the caption “Equity in net earnings/(loss) of affiliate companies” for the years ended December 31, 2021 and 2020, respectively. Total equity method income of $1,775 was included under the caption “Equity in net earnings/(losses) of affiliate companies” for the year ended December 31, 2019.

As of December 31, 2021 and 2020, the carrying amount of the investment in Navios Europe II and the balance of Navios Terms Loans II was $0.

Following the results of the significance tests performed by the Company, it was concluded that two affiliate companies met the significance threshold requiring summarized financial information of all affiliate companies being presented.

F- 39

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Summarized financial information of the affiliate companies is presented below:

	December 31, 2021			December 31, 2020

Balance sheet	Navios Partners	Navios Acquisition	Navios Containers	Navios Partners	Navios Acquisition	Navios Containers
Cash and cash equivalents, including restricted cash	$169,446	$—	$—	$30,728	$41,357	$7,573
Current assets	$226,340	$—	$—	$60,780	$140,605	$16,684
Non-current assets	$3,396,959	$—	$—	$1,146,489	$1,428,392	$414,106
Current liabilities	$395,505	$—	$—	$253,252	$805,860	$39,862
Long- term debt including current portion, net	$1,361,709	$—	$—	$486,857	$1,076,587	$232,159
Non-current liabilities	$1,458,069	$—	$—	$299,187	$433,280	$199,383

Income Statement	Navios Partners 01/01/2021-12/31/2021	Navios Acquisition 01/01/2021-10/15/2021	Navios Containers 01/01/2021-03/31/2021
Revenue	$713,175	$188,304	$43,763
Net income/(loss)	$516,186	$(6,307)	$15,270

	December 31, 2020
Income Statement	Navios Partners	Navios Acquisition	Navios Europe II	Navios Containers
Revenue	$226,771	$361,438	$17,059	$127,188
Net (loss)/income	$(68,541)	$27,465	$(26,661)	$3,348

	December 31, 2019
Income Statement	Navios Partners	Navios Acquisition	Navios Europe I	Navios Europe II	Navios Containers
Revenue	$219,379	$280,117	$36,822	$46,718	$141,532
Net (loss)/income	$(62,134)	$(65,707)	$(18,575)	$(30,203)	$7,507

Available-for-sale securities (“AFS Securities”)

During the year ended December 31, 2017, the Company received shares of Pan Ocean Co. Ltd (“STX”) as partial compensation for the claims filed under the Korean court for all unpaid amounts in respect of the employment of the Company’s vessels. The shares were recorded at fair value upon their issuance and subsequent changes in market value are recognized within accumulated other comprehensive income/(loss) or since January 1, 2018, when the Company adopted ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities”, within consolidated statement of comprehensive income/(loss).

The shares received from STX were accounted for under the guidance for AFS Securities. The Company has no other types of AFS Securities.

As of December 31, 2021 and 2020, the carrying amount of the AFS Securities related to STX was $219 and $222, respectively and was included under the caption “Other long-term assets” in the consolidated balance sheets.

During the year ended December 31, 2021, the unrealized holding loss related to these AFS Securities included under the caption “Other expense” was $3. During the year ended December 31, 2020, the unrealized holding gain related to these AFS Securities included under the caption “Other income” was $33. During the year ended December 31, 2019, the unrealized holding loss related to these AFS Securities included under the caption “Other expense” was $3.

F- 40

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 10: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31, 2021 and 2020 consisted of the following:

	December 31, 2021	December 31, 2020
Payroll	$7,913	$6,671
Accrued interest	45,445	55,650
Accrued voyage expenses	1,014	1,344
Audit fees and related services	375	225
Accrued taxes	9,006	7,911
Professional fees	417	470
Other accrued expenses	289	264
Total accrued expenses	$64,459	$72,535

F- 41

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 11: BORROWINGS

Borrowings as of December 31, 2021 and 2020 consisted of the following:

Navios Holdings borrowings	December 31, 2021	December 31, 2020
Loan Facility HCOB ($15,300)	—	9,945
Loan Facility Credit Agricole ($23,000)	—	11,100
Loan Facility Credit Agricole ($23,000)	—	11,400
Loan Facility DVB Bank SE ($72,000)	—	4,504
Loan Facility Alpha Bank ($31,000)	—	20,200
Loan Facility Alpha Bank ($16,125)	—	12,925
Sale and Leaseback Agreements	114,837	62,934
2022 Senior Secured Notes	155,000	305,000
2022 Notes	455,466	476,822
2024 Notes	8,626	8,626
NSM Loan (incl. accrued interest $306 and $526, respectively)	48,879	78,901
$50.0 million NSM Loan (including accrued interest of $326)	—	50,326
$115.0 million NSM Loan (incl. accrued interest $571)	64,630	—
Total Navios Holdings borrowings	$847,438	$1,052,683

Navios Logistics borrowings	December 31, 2021	December 31, 2020
2025 Logistics Senior Notes	500,000	500,000
Navios Logistics Notes Payable	12,463	17,842
Navios Logistics New BBVA Facility	12,000	22,000
Navios Logistics Alpha Bank Loan	7,700	9,100
Seller’s Credit Agreement for the construction of six liquid barges	11,213	11,047
Seller’s Credit Agreement for the Navios Logistics’ 2020 Fleet	15,000	—
Other long-term loans	—	46
Total Navios Logistics borrowings	$558,376	$560,035

Total	December 31, 2021	December 31, 2020
Total borrowings	$1,405,814	$1,612,718
Less: current portion, net	(307,451)	(374,191)
Less: deferred finance costs and discount, net	(19,330)	(28,289)
Total long-term borrowings	$1,079,033	$1,210,238

Navios Holdings Debt

2022 Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305,000 of 11.25% Senior Notes due 2022, at a price of 97%.

The 2022 Senior Secured Notes are secured by a first priority lien on certain capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios GP L.L.C., Navios Logistics and Navios Partners (following the NMCI Merger and NNA Merger). The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios Logistics.

The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes.

F- 42

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time at par.

Upon occurrence of certain change of control events, the holders of the 2022 Senior Secured Notes may require the Co-Issuers to repurchase some or all of the 2022 Senior Secured Notes at 101% of their face amount. The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliate companies, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Senior Secured Notes includes customary events of default. The Co-Issuers were in compliance with the covenants as of December 31, 2021.

Under the terms of the 2022 Senior Secured Notes, Navios Holdings had an obligation to make a springing maturity offer in September 2021 to repurchase those notes at par unless certain conditions relating to the refinancing of our 2022 Notes were met.

On October 1, 2020, Navios Holdings entered into (1) the Sixth Supplemental Indenture to amend the terms of the indenture and related pledge agreements governing the 2022 Senior Secured Notes following its receipt of consents from bondholders representing a majority in aggregate principal amount (the “Consenting Noteholders”) of the 2022 Senior Secured Notes and (2) a consent agreement with the Consenting Noteholders (“Consent Agreement”). Pursuant to the Consent Agreement, the Consenting Noteholders agreed, subject to the satisfaction of certain conditions, to consent to the amendments contained in the form of supplemental indenture (“Form of Supermajority Supplemental Indenture”) which amendments required consent from 66 2/3% of the outstanding 2022 Senior Secured Notes affected. The Sixth Supplemental Indenture, among other things, (i) clarifies that all past dividends paid in respect of equity pledged as collateral for the 2022 Senior Secured Notes and any future dividends paid in respect of equity pledged as collateral (other than equity of Navios Logistics) can be used by the Company for general corporate purposes, absent a Default or Event of Default; (ii) provides that future dividends paid in respect of equity of Navios Logistics pledged as collateral for the 2022 Senior Secured Notes may be used only to redeem or repurchase 2022 Senior Secured Notes (including, absent a Default or an Event of Default, at a discount to par); (iii) eliminates the Company’s obligation to make a springing maturity offer for the 2022 Senior Secured Notes; and (iv) states that the Company may agree to the cancellation of amounts it owes to Navios Logistics under that certain loan agreement in lieu of the receipt of pro rata cash dividends from Navios Logistics. The Sixth Supplemental Indenture became effective upon its execution by the Company and the Trustee, but the amendments and waivers contained therein will become operative only upon the occurrence of a Qualified IPO of Navios Logistics.

On November 17, 2020, the Company entered into the Seventh Supplemental Indenture to further amend the terms of the indenture governing the 2022 Senior Secured Notes, pursuant to which Wilmington Trust, National Association became the successor Trustee and successor Collateral Trustee in respect of the 2022 Senior Secured Notes.

On June 29, 2021, the Company entered into the Eighth Supplemental Indenture which eliminated the Company’s obligation to make a springing maturity offer for the 2022 Senior Secured Notes following the first redemption of an aggregate principal amount of $100.0 million of the 2022 Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date (“First Redemption”). On July 23, 2021, the Company completed the First Redemption, which was funded through (i) the sale of a vessel pledged as collateral in respect of the 2022 Senior Secured Notes and (ii) the borrowing of $75,264 from an affiliate company of NSM.

The Eighth Supplemental Indenture also, among other things, (i) clarifies that all past dividends paid in respect of equity pledged as collateral for the 2022 Senior Secured Notes and any future dividends paid in respect of equity pledged as collateral (other than equity of Navios Logistics) can be used by the Company for general corporate purposes, absent a Default or Event of Default; (ii) provides that future dividends paid in respect of equity of Navios Logistics pledged as collateral for the 2022 Senior Secured Notes may be used only to redeem or repurchase 2022 Senior Secured Notes; and (iii) permits the lender under the $115.0 million NSM Loan (as defined herein) to take a second lien on the pledged share collateral (which pledged share collateral secures the 2022 Senior Secured Notes on a first lien basis).

F- 43

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On September 3, 2021, the Company issued a notice of redemption with respect to an aggregate principal amount of $20,000 of its 2022 Senior Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date of September 13, 2021 (the “Second Redemption”).

On September 14, 2021, the Company issued a notice of redemption with respect to an aggregate principal amount of $20,000 of its 2022 Senior Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date of September 24, 2021 (the “Third Redemption”).

On October 1, 2021, the Company issued a notice of redemption with respect to an aggregate principal amount of $10,000 of its 2022 Senior Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date of October 11, 2021 (the “Fourth Redemption”).

As of December 31, 2021, the Company wrote off $1,777 of deferred financing costs associated with the Redemptions discussed above and is included in the consolidated statement of comprehensive income/(loss) under the caption “Gain/(loss) on bond and debt extinguishment”.

On March 18, 2022, the Company issued a notice of redemption with respect to an aggregate principal amount of $25,000 of its 2022 Senior Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date of March 30, 2022 (the “Fifth Redemption”)

After the Fifth Redemption, $130,000 in aggregate principal amount of the 2022 Senior Secured Notes is currently outstanding, which mature in August 2022.

2022 Notes

On November 29, 2013, the Co-Issuers completed the sale of $650,000 of 7.375% First Priority Ship Mortgage Notes due 2022. During 2019, Navios Logistics repurchased $35,500 in par value of the 2022 Notes in open market transactions for a cash consideration of $17,642. During 2019, the Company repurchased $81,235 in par value of the 2022 Notes for a cash consideration of $50,683. These transactions resulted in a gain on bond extinguishment of $47,430, net of deferred financing costs written-off. (Refer to Note 16 “Transactions with Related Parties” to the consolidated financial statements, “Secured credit facility with Navios Logistics”). During 2020, the Company repurchased $20,782 in par value of the 2022 Notes for a cash consideration of $9,443 resulting in a gain on bond extinguishment of $11,204, net of deferred financing costs written-off. During 2021, the Company repurchased $21,356 in par value of the 2022 Notes for cash consideration of $18,588 resulting in a gain on bond extinguishment of $2,728, net of deferred financing costs written-off. After these repurchases, the remaining amount of 2022 Notes was $455,466 as at December 31, 2021.

The 2022 Notes were senior obligations of the Co-Issuers and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. As of December 31, 2021, the 2022 Notes were secured by 14 drybulk vessels and $84,260 of cash collateral. The 2022 Notes were unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries, other than Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C.

The outstanding balance of $455,466 of the 2022 Notes as of December 31, 2021 was fully repaid in January 2022 using (i) $206,725 under two credit facilities with commercial banks; (ii) $77,000 under four sale and leaseback agreements; (iii) $100,000 of additional financing from NSM; and (iv) cash from operations. In addition, as of December 31 2021, $158,873 of Ship Mortgage Notes held by the Company that had previously been pledged as collateral to NSM were cancelled.

2024 Notes

On March 21, 2019, Navios Holdings issued $4,747 of 9.75% Senior Notes due 2024 (the “2024 Notes”) as an exchange for a total of 10,930 Series H shares which were validly tendered as of that date (Refer to Note 17 “Preferred and Common Stock” to the consolidated financial statements).

On April 21, 2019, Navios Holdings issued $3,879 of the 2024 Notes as an exchange for a total of 8,841 Series G shares which were validly tendered as of that date. (Refer to Note 17 “Preferred and Common Stock” to the consolidated financial statements).

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

F- 44

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

Secured Credit Facilities

During the year ended December 31, 2021, the Company repaid $70,074 of debt, being (i) the $11,100 outstanding loan balance with Credit Agricole Corporate and Investment bank, (ii) the $11,400 outstanding loan balance with Credit Agricole Corporate and Investment bank, (iii) the $9,945 outstanding loan balance with Hamburg Commercial Bank AG, (iv) the $4,504 outstanding loan balance with DVB Bank S.E., (v) the $20,200 outstanding loan balance with Alpha Bank A.E., and (vi) the $12,925 outstanding loan balance with Alpha Bank A.E.

As of December 31, 2021, the Company had no secured bank credit facilities following their full repayment.

Credit Agricole (formerly Emporiki) Facilities: In December 2012, the Emporiki Bank of Greece’s facilities were transferred to Credit Agricole Corporate and Investment Bank.

In August 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one Panamax vessel. In May 2019, the facility was refinanced. The facility was repayable in five semi-annual installments of $750, with a final balloon payment of $8,850 on the last payment date. The loan bore interest at a rate of LIBOR plus 275 basis points. In the first quarter of 2021, the facility was repaid in full and there was no outstanding balance as of December 31, 2021.

In December 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one newbuilding bulk carrier. In May 2019, the facility was refinanced. The loan facility was repayable in three semi-annual equal installments of $750, with a final balloon payment of $9,150 on the last payment date. The loan bore interest at a rate of LIBOR plus 325 basis points. In the first quarter of 2021, the facility was repaid in full and there was no outstanding balance as of December 31, 2021.

On February 14, 2018, Navios Holdings entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $28,745 in order to: a) repay all amounts outstanding under the facility agreement dated September 2010 and b) repay all amounts outstanding under the facility agreement dated December 20, 2013. The loan bore interest at a rate of LIBOR plus 280 basis points. The loan facility required compliance with certain financial covenants. In the second quarter of 2019, the facility was repaid in full and there was no outstanding balance as of December 31, 2019.

Hamburg Commercial Bank AG Facility: On May 23, 2017, Navios Holdings entered into a facility agreement with Hamburg Commercial Bank AG for an amount of up to $15,300 in order to partially refinance the fourth tranche of the Commerzbank facility. The facility was repayable in three quarterly equal installments of $383, with a final balloon payment of $8,798 on the last payment date. The loan bore interest at a rate of LIBOR plus 300 basis points. In the first quarter of 2021, the facility was repaid in full and there was no outstanding balance as of December 31, 2021.

DVB Bank SE Facilities: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42,000 in two tranches: (i) the first tranche is for an amount of up to $26,000 in order to finance the acquisition of a Handysize vessel; and (ii) the second tranche is for an amount of up to $16,000 to refinance the outstanding debt of an Ultra-Handymax vessel. On June 27, 2014, Navios Holdings refinanced the existing facility, adding a new tranche for an amount of $30,000 in order to finance the acquisition of a Capesize vessel, which was delivered in June 2014. On November 12, 2019, Navios Holdings amended this facility agreement with DVB Bank SE in order to extend the maturity of the outstanding balance originally due in the first and second quarter of 2020 for one year, to June 2021 and released from collateral one Handysize vessel which was substituted by one Panamax vessel. The facility bore interest at a rate of LIBOR plus 293 basis points. During September 2020, the Company completed the sale of the Panamax vessel and the Capesize vessel which were released from collaterals and prepaid the amount of $33,003 for the satisfaction of the first and the third tranche of the facility. As of December 31, 2020, the second tranche was repayable in two quarterly installments of $268, with a final balloon payment of $3,968 on the last repayment date. In the first quarter of 2021, the facility was repaid in full and there was no outstanding balance as of December 31, 2021.

In September 2013, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $40,000 in order to finance the acquisition of four Panamax vessels, delivered in August and September 2013. The facility bore interest at a rate of LIBOR plus 325 basis points. In December 2017, Navios Holdings entered into a facility agreement with DVB Bank SE in order to extend the maturity of the outstanding balance originally due by September 2018 for three years, to September 2021. During 2019, Navios Holdings partially prepaid the indebtedness originally maturing in the third quarter of 2021 and released from collateral two Panamax vessels. In the first quarter of 2020, the facility was repaid in full and there was no outstanding balance as of December 31, 2020.

F- 45

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Alpha Bank A.E.: On November 6, 2014, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $31,000 in order to finance part of the acquisition of a Capesize vessel. The loan bore interest at a rate of LIBOR plus 300 basis points. The facility was repayable in eight quarterly installments of $450, with a final balloon payment of $16,600 on the last repayment date. The loan facility required compliance with certain financial covenants. In the second quarter of 2021, the facility was repaid in full and there was no outstanding balance as of December 31, 2021.

On November 3, 2016, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $16,125 in order to refinance one Capesize vessel. The facility bore interest at a rate of LIBOR plus 300 basis points. The facility was repayable in eight quarterly installments of $275 each, with a final balloon payment of $10,725 payable on the last repayment date. In the second quarter of 2021, the facility was repaid in full and there was no outstanding balance as of December 31, 2021.

Hamburg Commercial Bank AG: In December 2021, Navios Holdings entered into a loan agreement with Hamburg Commercial Bank AG (“HCOB”) for an amount of $101,750, for the refinancing of seven drybulk vessels. On January 5, 2022, the amount under this facility was fully drawn. The loan bears interest at a rate of LIBOR plus margin ranging from 3.25% per annum to 4.50% per annum. In March 2022, Navios Holdings prepaid an amount of $10,380 and one dry bulk vessel was released. The remaining loan balance of $91,345 is repayable in eight quarterly installments of $3,915, beginning three months from the date of the initial drawdown, with a final balloon payment of $60,027 on the last repayment date. The loan facility requires compliance with certain covenants, as described below.

Credit Agricole CIB/ BNP Paribas: In December 2021, Navios Holdings entered into a loan agreement with Credit Agricole CIB (“CACIB”) and BNP Paribas (“BNPP”) for an amount of $105,000, for the refinancing of seven drybulk vessels. On January 5, 2022, the amount under this facility was fully drawn. The loan bears interest at a rate of LIBOR plus margin ranging from 2.85% per annum to 3.75% per annum. The loan is repayable in four quarterly installments of $6,500, beginning three months from the date of the initial drawdown, followed by eight consecutive quarterly installments of $4,750 with a final balloon payment of $41,000 on the last repayment date. The loan facility requires compliance with certain covenants, as described below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2022 Senior Secured Notes and the 2024 Notes (as defined herein). Among other events, it will be an event of default under the credit facilities if the Company fails to maintain the financial covenants or if Angeliki Frangou and her affiliate companies own (in aggregate) less than 10% of the outstanding share capital of Navios Holdings.

The Company’s secured credit facilities, which were drawn in January 2022, require compliance with maintenance covenants. Depending on the facility, these covenants include: (i) value-to-loan ratio covenants, based on charter-free valuations, ranging from over 125% to 133%, (ii) minimum liquidity up to a maximum of $10,000, (iii) total debt divided by total assets, as defined in each credit facility, of 75%; and (iv) net worth, as defined in the credit facility, of $125,000.

NSM Loan

On August 29, 2019, Navios Holdings entered into a secured loan agreement of $141,795 (including post-closing adjustments) with a wholly owned subsidiary of NSM (the “NSM Loan”). In December 2021, the Company entered into an amended and restated secured loan agreement with NSM in order to refinance the outstanding balance of this facility with the NSM Loan I (as defined herein). The refinancing was completed in January 2022. As of December 31, 2021, the total outstanding balance of this facility amounted to $48,879, including $306 of accrued interest, and is presented under the caption “Loans payable to affiliate companies, net of current portion”. For information on the NSM Loan, see Note 16 “Transactions with Related Parties” in the consolidated financial statements.

$50.0 million NSM Loan

In June 2020, Navios Holdings entered into a secured loan agreement with a wholly-owned subsidiary of NSM (“$50.0 million NSM Loan”) for a loan of up to $50,000 to be used for general corporate purposes. On July 12, 2021, the Company refinanced the outstanding balance of this facility through the $115.0 million NSM Loan. For information on the $50.0 million NSM Loan, see Note 16 “Transactions with Related Parties” in the consolidated financial statements.

F- 46

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

$115.0 million NSM Loan

In June 2021, Navios Holdings entered into a secured loan agreement with, a wholly owned subsidiary of NSM (“$115.0 million NSM Loan”) for a loan up to $115,000 in advances (i) to refinance the $50.0 million NSM Loan, (ii) to redeem certain 2022 Senior Secured Notes and (iii) to be used for general corporate purposes. In July 2021, the amount of this facility was fully drawn. In December 31, 2021 the Company entered into an amended and restated secured loan agreement with NSM in order to refinance the outstanding balance of this facility through the NSM Loan II (as defined herein). The refinancing was completed during January 2022. As of December 31, 2021, the total outstanding balance of this facility amounted to $64,630, including $571 of accrued interest, and is presented under the caption “Loans payable to affiliate companies, net of current portion”. For information on the $115.0 million NSM Loan, see Note 16 “Transactions with Related Parties” in the consolidated financial statements.

NSM Loan I

In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing NSM Loan dated August 29, 2019 ( the “NSM Loan I”). Pursuant to NSM Loan I, a wholly-owned subsidiary of NSM made available to the Company a secured term loan of up to $127,632, in two tranches: The first tranche of $48,573 represents borrowings already made available to the Company and  the second tranche of $79,059 represents new borrowings to be made available in exchange for the release by NSM of certain existing collateral. On January 5, 2022, the amount under this facility was fully drawn. For information on the NSM Loan I, see Note 16 “Transactions with Related Parties” in the consolidated financial statements.

NSM Loan II

In December 2021, Navios Holdings entered an amended and restated loan agreement to the existing $115.0 million NSM Loan dated June 29, 2021 ( the “NSM Loan II” and, together with NSM Loan I, the “NSM Loans”). Pursuant to NSM Loan II, a wholly-owned subsidiary of NSM made up to $135,000 available to the Company under a secured term loan in two tranches. The first tranche of $64,059 represents outstanding borrowings already made available and  the second tranche of $70,941 represents new borrowings to be made available, in exchange for the release by NSM of certain existing collateral. On January 5, 2022, the amount under this facility was fully drawn. For information on NSM Loan II, see Note 16 “Transactions with Related Parties” in the consolidated financial statements.

Upon completion of the refinancing in January 2022, NSM received an upfront fee in respect of the NSM Loan I and the NSM Loan II of $24,000 in the form of a convertible debenture. The agreements also provide for prepayment premiums ranging from 5%-10% during the first 36 months of the term which is payable in the form of Convertible Debenture, described below.

Convertible Debenture

In December 2021, Navios Holdings entered into a convertible debenture with NSM (the “Convertible Debenture”), covering certain payments under the NSM Loans including the upfront fee of $24,000, the accrued interest, and the prepayment fees. The lender has the option to convert any portion of the outstanding balance under the Convertible Debenture into shares of common stock of Navios Holdings pursuant to an agreed-upon mechanism. The Convertible Debenture has a term of five years and bears interest at the rate of 4% payment in kind (“PIK”), payable at maturity, if not earlier converted into shares of our common stock.

In accordance with the terms of the Convertible Debenture, Navios Holdings issued 1,000 shares of preferred stock (the “Series I Preferred Stock”) on January 3, 2022, which have no voting and no economic rights. The Series I Preferred Stock represent 9,133,147 shares of Common Stock issuable as of April 4, 2022 upon conversion of a Convertible Debenture and are deemed outstanding for voting purposes. Under the terms of the Convertible Debenture, the number of shares of Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase. NSM is an affiliate of our Chairwoman and Chief Executive Officer, Angeliki Frangou.

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

The Sale and Leaseback Agreements are repayable by 144 consecutive monthly payments of approximately $224 and $238 each, commencing as of January 2020 and March 2020, respectively. As of December 31, 2021, the outstanding balance under the Sale and Leaseback Agreements of the two Capesize vessels was $57,392 in total. The agreements mature in the fourth quarter of 2031 and first quarter of 2032, respectively, with a balloon payment of $750 per vessel on the last repayment date.

In December 2021, Navios Holdings entered into four new sale and leaseback agreements of $77,000 in total, with unrelated third parties, in order to finance four dry bulk vessels. In December 2021, three of the four new sale and leaseback agreements were drawn down amounting to $58,000 in total.

F- 47

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Two dry bulk vessels are repayable by 96 consective payments of approximaty $481 each, commencing as of December 2021. One dry bulk vessel is repayable by 72 consecutive monthly payments of approximately $688, commencing as of December 2021. Two of the agreements mature in the fourth quarter of 2029 and one in the fourth quarter of 2027, respectively, with a balloon payment of $3,600 each for two dry bulk vessels and $3,500 for one dry bulk vessel on the last repayment date. As of December 31, 2021, the outstanding balance under the new Sale and Leaseback Agreements of the three dry bulk vessels was $57,445 in total.

The fourth sale and leaseback agreement amounting to $19,000 was drawn down in January, 2022, and is repayable by 84 consecutive monthly payments of approximately $643. The fourth sale and sale and leaseback agreement matures in the first quarter of 2029 with a balloon payment of $1,000.

In March 2022, Navios Holdings entered into a sale and leaseback agreement to finance one dry bulk vessel. The fifth sale and leaseback agreement amounting to $12,000 was drawn down in March 2022, and is repayable by 60 consecutive monthly payments of approximately $521. The fifth sale and leaseback agreement matures in the first quarter of 2027 with a balloon payment of $1,600.

The Sale and Leaseback Agreements have no financial covenants.

Navios Logistics Debt

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) issued $375,000 in aggregate principal amount of its Senior Notes due on May 1, 2022 (the “2022 Logistics Senior Notes”), at a fixed rate of 7.25%. The 2022 Logistics Senior Notes were unregistered were fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for three subsidiaries, which were deemed to be immaterial, and Logistics Finance, which was the co-issuer of the 2022 Logistics Senior Notes. The 2022 Logistics Senior Notes were redeemed in full on July 16, 2020 at 100% of their face amount, plus accrued and unpaid interest to the redemption date with the proceeds of the 2025 Logistics Senior Notes (as defined herein). Following this transaction, Navios Logistics recognized a loss of $2,661 relating to the accelerated amortization of the unamortized deferred financing costs and is included in the consolidated statements of comprehensive income/(loss) under the caption “Gain on bond and debt extinguishment, net”.

Navios Logistics Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100,000 Term Loan B Facility (the “Navios Logistics Term Loan B Facility”). The Navios Logistics Term Loan B Facility bore an interest rate of LIBOR plus 475 basis points and has a four-year term with 1.0% amortization per annum. The Navios Logistics Term Loan B Facility was repaid in full on July 8, 2020 at par plus accrued and unpaid interest to the repayment date with the proceeds of the 2025 Logistics Senior Notes. Following this transaction, Navios Logistics recognized a loss of $1,496 relating to the accelerated amortization of the unamortized deferred financing costs and is included in the consolidated statements of comprehensive income/(loss) under the caption “Gain on bond and debt extinguishment, net”.

2025 Logistics Senior Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Logistics Finance issued $500,000 in aggregate principal amount of senior secured Notes due on July 1, 2025, at a fixed rate of 10.75% (the “2025 Logistics Senior Notes). The net proceeds from the offering of the 2025 Logistics Senior Notes, amounting to $487,504, were used to satisfy and discharge the indenture governing the 2022 Logistics Senior Notes, amounting to $375,000, to repay all amounts outstanding under the Navios Logistics’ Term Loan B Facility, amounting to $97,500 and to pay certain fees and expenses related to the offering, with the balance to be used for general corporate purposes. Following this transaction, the Company recognized a loss of $4,157 in its consolidated statements of comprehensive income/(loss) under the caption “Gain on bond and debt extinguishment” for the year ended December 31, 2020, relating to the accelerated amortization of the unamortized deferred finance costs.

On or after August 1, 2022, the Logistics Co-Issuers may redeem some or all of the 2025 Logistics Senior Notes at the redemption prices set forth in the indenture governing the 2025 Logistics Senior Notes. In addition, before August 1, 2022, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2025 Logistics Senior Notes at a price equal to 110.750% of the principal amount of the 2025 Logistics Senior Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 50% of the originally issued aggregate principal amount of the 2025 Logistics Senior Notes remains outstanding. Prior to August 1, 2022, the Logistics Co-Issuers may also redeem all or a part of the 2025 Logistics Senior Notes at a redemption price equal to the sum of: (a) 100% of the principal amount of the 2025 Logistics Senior Notes to be redeemed; plus (b) the applicable “make-whole” premium described in the Indenture governing the 2025 Logistics Senior Notes, plus (c) accrued and unpaid interest, if any, on the 2025 Logistics Senior Notes to be redeemed, to (but excluding) the applicable redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on all the relevant interest payment dates. The Logistics Co-Issuers may also redeem all, but not less than all, of the 2025 Logistics Senior Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Logistics Co-Issuers may be required to offer to purchase 2025 Logistics Senior Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

F- 48

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The 2025 Logistics Senior Notes are senior secured obligations of the Logistics Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Navios Logistics’ direct and indirect subsidiaries, other than the Logistics Co-Issuer. The 2025 Logistics Senior Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing the Navios Logistics’ cabotage business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”). The 2025 Logistics Senior Notes are effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Logistics Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral to the extent of the value of any assets securing such other obligations. The indenture governing the 2025 Logistics Senior Notes contains restrictive covenants that limit, among other things, the ability of the Logistics Co-Issuers and their restricted subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliate companies, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Logistics Senior Notes also contains customary events of default.

The Logistics Co-Issuers were in compliance with the covenants as of December 31, 2021.

As of December 31, 2021 and December 31, 2020, deferred financing costs associated with the 2025 Logistics Senior Notes amounted to $15,927 and $19,414, respectively.

Navios Logistics Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Navios Logistics Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Navios Logistics Notes Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of December 31, 2021, Navios Logistics had drawn the total available amount and the outstanding balance of Navios Logistics Notes Payable was $12,463.

Navios Logistics New BBVA Facility

On February 28, 2020, Navios Logistics entered into a $25,000 loan facility with Banco Bilbao Vizcaya Argentaria (the “Navios Logistics New BBVA Facility”), which was drawn on July 8, 2020. The Navios Logistics New BBVA Facility was used to repay the then existed debt with the bank, and for general corporate purposes. The Navios Logistics New BBVA Facility bore interest at a rate of LIBOR (180 days) plus 325 basis points, was repayable in quarterly installments with final maturity on March 31, 2022 and was secured by assignments of certain receivables. As at December 31, 2021, the outstanding balance was $12,000. On March 23, 2022, Navios Logistics entered into the Navios Logistics 2022 BBVA Facility with the bank in order to refinance the outstanding balance of Navios Logistics New BBVA Facility through the Navios Logistics 2022 BBVA Facility. Please refer to Note 23 “Subsequent Events” to the consolidated financial statements.

Navios Logistics was in compliance with the covenants set forth in the Navios Logistics New BBVA Facility as of December 31, 2021.

Navios Logistics Alpha Bank Loan

On May 18, 2017, Navios Logistics entered into a $14,000 term loan facility in order to finance the acquisition of two product tankers (“Navios Logistics Alpha Bank Loan”). The Navios Logistics Alpha Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in 20 quarterly installments with a final balloon payment of $7,000 on the last repayment date. In December 2021, Navios Logistics agreed to amend the Navios Logistics Alpha Bank Loan, extending its maturity and amending the repayment schedule. Following the amendment, the $7,000 final balloon payment of the Navios Logistics Alpha Bank Loan, which was due on May 18, 2022, is repayable in twelve quarterly installments, beginning on August 18, 2022, with a final balloon payment of $2,800. As of December 31, 2021, the outstanding amount of the loan was $7,700.

Navios Logistics was in compliance with the covenants set forth in the Navios Logistics Alpha Bank Loan as of December 31, 2021.

F- 49

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Seller’s Credit Agreement for the construction of six liquid barges

In December 2020, Navios Logistics entered into a $13,475 seller’s credit agreement for the construction of six liquid barges to be made available by way of credit in six equal tranches. Each drawdown is repayable in 20 quarterly installments starting from the delivery of each barge. The seller’s credit for the construction of the six liquid barges bears interest at a fixed rate of 8.5%. As of December 31, 2021, Navios Logistics had drawn the total available amount and the outstanding balance was $11,213.

Seller’s Credit Agreement for the Navios Logistics’ 2020 Fleet

In the fourth quarter of 2020, Navios Logistics entered into a purchase agreement with an unrelated third party for the acquisition of three pushboats and 18 tank barges (the “Navios Logistics’ 2020 Fleet”). The acquisition was completed on March 22, 2021, and the Company entered into a $15,000 seller’s credit agreement for the acquisition of the Navios Logistics’ 2020 Fleet. The seller’s credit agreement bears interest at a fixed rate of 5.0% per annum and is payable in three equal annual installments of $5,000. As of December 31, 2021, the outstanding balance was $15,000.

Navios Logistics Other long-term loans

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. The loan facility bore interest at a fixed rate of 600 basis points. The loan was repayable in monthly installments of $6. In September 2021, this loan was repaid in full.

Navios Logistics was in compliance with all the covenants set forth in this facility as of December 31, 2021.

During the year ended December 31, 2021, the Company in relation to its secured credit facilities paid $189,503 related to scheduled repayment installments and $36,199 related to the prepayment of four of Navios Holdings’ credit facilities. During the year ended December 31, 2021, the proceeds from the $115.0 NSM Loan was $115,000 and from the three Sale and Leaseback Agreements for Navios Holdings were $58,000.

The annual weighted average interest rates of the Company’s total borrowings were 8.78%, 7.89% and 7.70% for the years ended December 31, 2021, 2020 and 2019, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2021, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Year
2022 (including total accrued interest of $877 of NSM Loan & $50.0 million NSM Loan)	$308,912
2023	87,007
2024	211,161
2025	561,120
2026	177,343
2027 and thereafter	60,271
Total	$1,405,814

F- 50

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of financial instruments

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instrument:

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

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred financing costs. The 2022 Notes, the 2025 Logistics Senior Notes, the 2022 Senior Secured Notes and two Navios Logistics’ loans are fixed rate borrowings and their fair value was determined based on quoted market prices.

Loans payable to affiliate companies: The carrying amount of the fixed rate loan approximates its fair value.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the consolidated balance sheets represents unrealized gains and losses on these securities, which are reflected in the consolidated statements of comprehensive income/(loss).

The estimated fair values of the Company’s financial instruments were as follows:

	December 31, 2021		December 31, 2020
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$53,591	$53,591	$94,881	$94,881
Restricted cash	$84,260	$84,260	$16,303	$16,303
Investments in available-for-sale-securities	$219	$219	$222	$222
Senior and ship mortgage notes, net	$(1,101,931)	$(1,142,545)	$(1,263,566)	$(1,054,616)
Long-term debt, including current portion	$(171,919)	$(173,213)	$(191,636)	$(193,043)
Loans payable to affiliate companies, including current portion	$(112,634)	$(112,634)	$(129,227)	$(129,227)

The following table sets forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of December 31, 2021
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$219	$219	$—	$—
Total	$219	$219	$—	$—

	Fair Value Measurements as of December 31, 2020
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$222	$222	$—	$—
Total	$222	$222	$—	$—

As of December 31, 2021, the Company’s assets measured at fair value on a non-recurring basis were:

	Fair Value Measurements as of December 31, 2021
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Vessels, port terminals and other fixed assets, net	$7,500	$—	$7,500	$—
Total	$7,500	$—	$7,500	$—

F- 51

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Logistics recorded an impairment loss of $21,966 for two of its tanker vessels operating in the cabotage business during the year ended December 31, 2021, the fair value of which is measured at $7,500, as at December 31, 2021.

As of December 31, 2020, the Company’s assets measured at fair value on a non-recurring basis were:

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

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2021
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$53,591	$53,591	$—	$—
Restricted cash	$84,260	$84,260	$—	$—
Investments in available-for-sale-securities	$219	$219	$—	$—
Senior and ship mortgage notes	$(1,142,545)	$(1,133,919)	$(8,626)	$—
Long-term debt, including current portion(1)	$(173,213)	$—	$(173,213)	$—
Loans payable to affiliate companies, including current portion	$(112,634)	$—	$(112,634)	$—

	Fair Value Measurements at December 31, 2020
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$94,881	$94,881	$—	$—
Restricted cash	$16,303	$16,303	$—	$—
Investments in available-for-sale-securities	$222	$222	$—	$—
Loan receivable from affiliate companies(2)	$—	$—	$—	$—
Long-term receivable from affiliate company	$—	$—	$—	$—
Senior and ship mortgage notes	$(1,054,616)	$(1,045,990)	$(8,626)	$—
Long-term debt, including current portion(1)	$(193,043)	$—	$(193,043)	$—
Loans payable to affiliate companies, including current portion	$(129,227)	$—	$(129,227)	$—
Long-term payable to affiliate companies(2)	$—	$—	$—	$—

(1)	The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s loan receivable from/payable to affiliate companies and long-term receivable from/payable to affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

F- 52

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 13: EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsored an employee saving plan covering all of its employees in the United States. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these benefits are provided by NSM. The Company’s contributions to the employee saving plan during the years ended December 31, 2019, were approximately $73 which included a $0 discretionary contribution.

Stock Plan

The Company has awarded restricted share units, shares of restricted common stock and restricted stock units to its employees, officers and directors. The restriction lapses in two, three or four equal tranches, over the requisite service periods, of one, two, three and four years from the grant date. The Company has also awarded share appreciation rights and stock options to its officers and directors only, based on service conditions, which vest in three equal tranches over the requisite service periods of one, two and three years from the grant date. Each option expires seven years after its grant date. No stock options were exercised during the years ended December 31, 2021, 2020 and 2019. As of December 31, 2021, 350,000 stock options remain outstanding expiring in 2023. Please refer to Note 2(s) “Summary of Significant Accounting Policies- Employee benefits” to the consolidated financial statements.

During the years ended December 31, 2021, 2020 and 2019, the Company did not award any restricted stock, restricted stock units or stock options, which vest upon achievement of certain performance conditions.

The weighted average grant date fair value of restricted stock granted during the year ended December 31, 2021 was $2.28

No restricted stock has been granted for the year ended December 31, 2020.

The weighted average grant date fair value of restricted stock granted during the year ended December 31, 2019 was $2.84.

The effect of compensation expense arising from the stock-based arrangements described above amounted to $589, $1,268 and $2,885 for the years ended December 31, 2021, 2020 and 2019, respectively and it was reflected in general and administrative expenses on the consolidated statements of comprehensive income/(loss). The recognized compensation expense for the year is presented as an adjustment to reconcile net income to net cash provided by operating activities on the consolidated statements of cash flows.

The outstanding stock-based awards as of August 30, 2019, date of the sale of the management division, relate to grants to the Company’s officers and directors.

The summary of stock-based awards is summarized as follows (in thousands except share and per share data which have been adjusted to reflect the Reverse Stock Split):

Options	Shares	Weighted average exercise price	Weighted average remaining term	Aggregate fair value
Outstanding as of December 31, 2018	661,977	28.2	3.36	5,696
Vested at December 31, 2018	116,667	—	—	—
Exercisable at December 31, 2018	116,667	—	—	—
Forfeited or expired	(132,209)	—	—	(682)
Outstanding as of December 31, 2019	529,768	26.6	2.96	5,014
Vested at December 31, 2019	83,333	—	—	—
Exercisable at December 31, 2019	83,333	—	—	—
Forfeited or expired	(67,475)	—	—	(1,199)
Outstanding as of December 31, 2020	462,293	17.9	2.25	3,815
Vested at December 31, 2020	—	—	—	—
Exercisable at December 31, 2020	—	—	—	—
Forfeited or expired	(112,293)	—	—	(1,084)
Outstanding as of December 31, 2021	350,000	12.0	1.66	2,730
Restricted stock and restricted stock units
Non Vested as of December 31, 2018	709,710	$—	3.11	$6,490
Granted	167,515	—	—	476
Vested	(180,469)	—	—	(1,595)
Forfeited or expired	(3,367)	—	—	(42)
Non Vested as of December 31, 2019	693,389	$—	2.32	$5,329
Granted	—	—	—	—
Vested	(309,664)	—	—	(2,858)
Forfeited or expired	(1,345)	—	—	(17)
Non Vested as of December 31, 2020	382,380	$—	1.72	2,453
Granted	16,000	—	—	36
Vested	(226,075)	—	—	(1,816)
Forfeited or expired	(894)	—	—	(6)
Non Vested as of December 31, 2021	171,412	$—	1.17	667

F- 53

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The estimated compensation cost relating to service conditions of non-vested (i) share appreciation rights and stock options and (ii) restricted share units, restricted stock and restricted stock unit awards, not yet recognized was $0 and $256, respectively, as of December 31, 2021 and is expected to be recognized over the weighted average period of 2.81 years.

NOTE 14: COMMITMENTS AND CONTINGENCIES

As of December 31, 2021, the Company was contingently liable for letters of guarantee and letters of credit amounting to $10 (December 31, 2020: $10 ) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In December 2017, Navios Holdings agreed to charter-in, under a ten year bareboat contract, from an unrelated third party the Navios Galaxy II, a newbuilding bulk carrier vessel of 81,789 dwt. On March 30, 2020, Navios Holdings took delivery of the Navios Galaxy II. The Company has agreed to pay in total $5,410 representing a deposit for the option to acquire the vessel, of which $2,705 was paid during the year ended December 31, 2019. As of December 31, 2021, the total amount of $6,704, including expenses and interest, is presented under the caption “Other long-term assets”.

In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party the Navios Herakles I and the Navios Uranus, two newbuilding bulk carriers of 82,036 dwt and 81,516 dwt, respectively. On August 28, 2019, Navios Holdings took delivery of the Navios Herakles I. On November 28, 2019, Navios Holdings took delivery of the Navios Uranus. Navios Holdings has agreed to pay in total $11,140, representing a deposit for the option to acquire these vessels, of which $8,340 was paid during the year ended December 31, 2018 and the remaining $2,800 was paid during the year ended December 31, 2019. As of December 31, 2021, the total amount of $14,070, including expenses and interest, is presented under the caption “Other long-term assets”.

In April 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Felicity I, a newbuilding bulk carrier of 81,946 dwt. On January 17, 2020, Navios Holdings took delivery of the Navios Felicity I. Navios Holdings has agreed to pay in total $5,590, representing a deposit for the option to acquire this vessel, of which $2,795 was paid during the year ended December 31, 2018 and the remaining $2,795 was paid during the year ended December 31, 2019. As of December 31, 2021, the total amount of $7,193, including expenses and interest, is presented under the caption “Other long-term assets”.

In October 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Magellan II, a newbuilding bulk carrier of 82,037 dwt. On May 15, 2020, Navios Holdings took delivery of the Navios Magellan II. Navios Holdings has agreed to pay in total $5,820, representing a deposit for the option to acquire this vessel, of which $2,910 was paid during the year ended December 31, 2018 and the remaining $2,910 was paid during the year ended December 31, 2019. As of December 31, 2021, the total amount of $7,506, including expenses and interest, is presented under the caption “Other long-term assets”.

F- 54

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

In September 2020, Navios Logistics agreed to a settlement regarding a storage and transshipment contract in the grain port terminal for a total amount to be paid to Navios Logistics as a result of the settlement of $4,140, which is collected in three equal installments of $1,380 on June 1, 2021, 2022 and 2023. In June 2021, the Navios Logistics collected the first installment. For the year ended December 31, 2020, a gain of $4,102 was included under the caption “Other income” in the consolidated statements of comprehensive income/(loss).

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

As a result of the adoption of these standards, there was no effect on the Company’s opening accumulated deficit, consolidated balance sheets and consolidated statements of comprehensive income/(loss).

Time charter-in and bareboat-in contracts

As of December 31, 2021, Navios Holdings had time charter-in and bareboat-in contracts whose remaining lease terms ranged from 0.3 years to 8.5 years. Certain operating leases have optional periods. Based on management estimates and market conditions, the lease term of these leases is being assessed at each balance sheet date. The Company will continue to recognize the lease payments for all operating leases as charter hire expense on the consolidated statements of comprehensive income/(loss) on a straight-line basis over the lease term.

Land lease agreements

As of December 31, 2021, Navios Logistics had land lease agreements whose remaining lease terms range from 44.2 years to 44.6 years.

Office lease agreements

As of December 31, 2021, Navios Logistics had office lease agreements whose remaining lease terms ranged from 0.5 years to 4.9 years.

F- 55

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

ASC 842 requires that the leases be classified as either finance or operating arrangements, with such classification affecting the pattern and classification of expense recognition in an entity’s income statement. For operating leases, ASC 842 requires recognition in an entity’s income statement of a single lease expense, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. Right-of-use assets represent a right to use an underlying asset for the lease term and the related lease liability represents an obligation to make lease payments pursuant to the contractual terms of the lease agreement.

	Dry Bulk Vessel Operations December 31, 2021	Dry Bulk Vessel Operations December 31, 2020	Logistics Business December 31, 2021	Logistics Business December 31, 2020	Total December 31, 2021	Total December 31, 2020
Operating lease assets
Charter-in contracts (1)	$164,268	$219,574	$—	$—	$164,268	$219,574
Land lease agreements	—	—	8,077	7,878	8,077	7,878
Office lease agreements	—	—	1,081	510	1,081	510
Total	$164,268	$219,574	$9,158	$8,388	$173,426	$227,962
Operating lease liabilities, current portion
Charter-in contracts	$54,490	$81,276	$—	$—	$54,490	$81,276
Land lease agreements	—	—	(182)	(199)	(182)	(199)
Office lease agreements	—	—	439	338	439	338
Total	$54,490	$81,276	$257	$139	$54,747	$81,415
Operating lease liabilities, net of current portion
Charter-in contracts	$135,338	$185,092	$—	$—	$135,338	$185,092
Land lease agreements	—	—	8,259	8,077	8,259	8,077
Office lease agreements	—	—	642	182	642	182
Total	$135,338	$185,092	$8,901	$8,259	$144,239	$193,351

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

The tables below present the components of the Company’s lease expense for the years ended December 31, 2021, 2020 and 2019:

	Dry Bulk Vessel Operations Year Ended December 31, 2021	Logistics Business Year Ended December 31, 2021	Total
Lease expense for charter-in contracts	$73,124	$5,887	$79,011
Lease expense for land lease agreements	—	571	571
Lease expense for office lease agreements	—	307	307
Total	$73,124	$6,765	$79,889

F- 56

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

Lease expenses for charter-in contracts (including bareboat-in contracts) are included in the consolidated statement of comprehensive income/(loss) under the caption “Time charter, voyage and logistics business expenses”. Lease expenses for land lease agreements and office lease agreements are included in the consolidated statement of comprehensive income/(loss) under the captions “Time charter, voyage and logistics business expenses” and “General and administrative expenses”, respectively.

During the year ended December 31, 2021, the Company acquired a previously charter-in vessel Navios Koyo, for which the Company wrote-off an amount of $3,952 being the net operating lease liability as of that date. The amount was taken into consideration as part of the $12,541 gain on sale recorded under the caption “Impairment loss/ loss on sale of vessels, net” in the accompanying consolidated statement of comprehensive income/(loss).

During the year ended December 31, 2021, Navios Holdings recorded no impairment loss of its charter-in vessels.

During the years ended December 31, 2020 and 2019, Navios Holdings recorded an impairment loss of $1,361 and $38,636 for certain of its charter-in vessels, respectively.

In 2020, Navios Holdings took delivery of the Navios Felicity I, the Navios Galaxy II and the Navios Magellan II under bareboat-in charters.

In October 2021, the Company declared the option to extend the charter-in period for a further one year for the vessel Navios Sky up to June 2023. During the years ended December 31, 2020 and 2019, the Company entered into new lease liabilities amounting to $43,516 and $47,064, respectively.

The table below provides the total amount of lease payments on an undiscounted basis on our charter-in contracts (including bareboat-in contracts), office lease agreements and land lease agreements as of December 31, 2021:

	Charter-in vessels in operation	Land Leases	Office space
December 31, 2022	$68,145	$556	$514
December 31, 2023	55,103	556	414
December 31, 2024	39,788	556	182
December 31, 2025	19,076	556	60
December 31, 2026	15,142	556	53
December 31, 2027 and thereafter	30,793	21,889	—
Total	$228,047	$24,669	$1,223
Operating lease liabilities, including current portion	$189,828	$8,077	$1,081
Discount based on incremental borrowing rate	$38,219	$16,592	$142

As of December 31, 2021, the weighted average remaining lease terms on our charter-in contracts (including bareboat-in contracts), office lease agreements and land leases are 4.7 years, 2.7 years and 44.3 years, respectively.

As of December 31, 2020, the weighted average remaining lease terms on our charter-in contracts (including bareboat-in contracts), office lease agreements and land leases are 4.9 years, 1.5 years and 45.3 years, respectively.

F- 57

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

	Dry bulk vessels	Logistics business
2022	79,330	131,588
2023	—	113,651
2024	—	96,724
2025	—	83,910
2026	—	54,962
2027 and thereafter	—	572,033
Total minimum revenue, net of commissions	$79,330	$1,052,868

Revenues from time charters are not generally received when a vessel is off-hire, which includes time required for scheduled maintenance of the vessel.

NOTE 16: TRANSACTIONS WITH RELATED PARTIES

Sale of Management: In August 2019, Navios Holdings sold its ship management division, the general partnership interests in Navios Partners (except for the incentive distribution rights) and Navios Containers GP LLC to NSM, which is affiliated with Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou. The Company received aggregate consideration of $20,000 (including assumption of liabilities) and five-year service agreements under which the Manager provides technical and commercial management services at a fixed rate of $3.7 per day per vessel until August 2021 and $3.8 per day per owned/bareboat-in vessel until August 2022. Thereafter, the rate will increase by 3% annually, unless otherwise agreed. Administrative services under the agreements will be reimbursed at allocable cost. As a result of the sale of the management division the Company is a holding company owning dry bulk vessels and various investments in entities owning maritime and infrastructure assets. NSM owns all entities providing ship management services and employs all associated people. NSM owns the general partner interests in Navios Partners. The Company simultaneously entered into a secured credit facility with NSM whereby the Company agreed to repay NSM a loan of $141,795 (including post-closing adjustments). See also “NSM Loan” below.

Office Rent: The Company had entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria, Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria and Infraco Limited, all of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairwoman and Chief Executive Officer. The lease agreements provided for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 “Sale of Management & Consolidation/Deconsolidation of Navios Containers” to the consolidated financial statements, Navios Holdings has no office lease obligations.

Purchase of Services: The Company utilized its former affiliate company, Acropolis, as a broker until the sale of its investment on December 6, 2018. Commissions charged from Acropolis for the year ended December 31, 2019 was $0. Included in the trade accounts payable at both December 31, 2021 and 2020 was an amount due to Acropolis of $76.

Vessel Operating Expenses (management fees): Prior to the sale of the management division effected on August 30, 2019, Navios Holdings provided commercial and technical management services to the owned vessels of Navios Partners, Navios Acquisition and Navios Containers for certain contracted daily fixed fees under the existing management agreements. Drydocking and special survey expenses were reimbursed at cost. In addition, Navios Holdings provided commercial and technical management services to Navios Europe I’s and Navios Europe II’s owned vessels, which were reimbursed at cost pursuant to the management agreements in place. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by the Manager. For the period from January 1, 2019 to August 30, 2019, certain extraordinary fees and costs related to regulatory requirements under the management agreements in place amounted to $15,750 and are presented under the caption “Other income”. Total management fees for vessel operating expenses for the period from January 1, 2019 to August 30, 2019, amounted to $149,184, and are presented net under the caption “Direct vessel expenses”.

Following the sale of the management division effected on August 30, 2019, outlined in Note 3, and pursuant to the Management Agreement, the Manager provides commercial and technical management services to Navios Holdings’ vessels. The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a

F- 58

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

notice for termination is received by either party. The ship management services fees provided by the Manager is a daily fee of $3.7 per day per owned vessel. This rate was fixed until August 2021, increasing thereafter by 3% annually, unless otherwise agreed. As of August 31, 2021, this daily fee is at $3.8 per day per owned vessel. The fee for the ship management services provided by the Manager is a daily fee of $0.03 per day per charter-in vessel. Drydocking expenses under this agreement are reimbursed by Navios Holdings at cost. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Management Agreement is terminated on or before August 29, 2024. Total management fees for vessel operating expenses for the years ended December 31, 2021 and 2020 and for the period from August 30, 2019 to December 31, 2019 amounted to $37,813, $45,487 and $14,372, respectively, and are presented under the caption “Direct vessel expenses”.

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

General and Administrative Expenses incurred on behalf of affiliate companies/Administrative fee revenue from affiliate companies: Navios Holdings provided administrative services to Navios Partners, Navios Acquisition, Navios Containers, Navios Europe I and Navios Europe II. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by the Manager. Total general and administrative fees incurred on behalf affiliate companies for the period from January 1, 2019 to August 30, 2019 amounted to $16,991.

Navios Holdings provided administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021, pursuant to its existing terms. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by the Manager. Total general and administrative fees for the period from January 1, 2019 to August 30, 2019 amounted to $763. The general and administrative fees for that period have been eliminated upon consolidation. Total general and administrative fees charged for the years ended December 31 2021 and 2020 and for the period from August 30, 2019 to December 31, 2019 amounted to $1,144, $1,144 and $381, respectively.

Following the sale of the management division effected on August 30, 2019, outlined in Note 3 and pursuant to the Administrative Services Agreement, the Manager provides administrative services to Navios Holdings. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Administrative Services Agreement is terminated on or before August 29, 2024. Total general and administrative expenses attributable to this agreement for the years ended December 31, 2021 and 2020 and for the period from August 30, 2019 to December 31, 2019, amounted to $8,572, $9,371 and $2,952, respectively.

Balance due to/from affiliate companies (excluding Navios Europe I and Navios Europe II): Balance due to NSM as of December 31, 2021 amounted to $21,028 (December 31, 2020: $22,114). Balance due to Navios Partners as of December 31, 2021 amounted to $0 (December 31, 2020: $5,000 related to the Navios Partners Guarantee). Balance due from Navios Acquisition as of December 31, 2021 amounted to $0 (December 31, 2020: $243 and related to declared dividend).

As of December 31, 2021 the balance mainly consisted of management fees for vessel operating expenses, payments to the Manager in accordance with the Management Agreement and other amounts in connection with dry-dock, ballast water treatment system and special survey of our vessels.

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

F- 59

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

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition, and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliate companies generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions. The right of first refusal would allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliate companies to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of December 31, 2021, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognized the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and deferred recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain was amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain was accelerated in the event that (i) the vessel was subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners was reduced. In connection with the public offerings of common units by Navios Partners and the sale of Navios Partners general partnership interest effected on August 30, 2019, referred in Note 3, a pro rata portion of the deferred gain was released to income upon dilution of the Company’s ownership interest in Navios Partners. As of January 1, 2020, the unamortized deferred gain of $6,285 was recorded as other adjustments within accumulated deficit. For the years ended December 31, 2021, 2020, and 2019, Navios Holdings recognized $0, $0 and $1,842 of the deferred gain, respectively, in “Equity in net losses of affiliate companies”.

In March 2021, Navios Holdings completed the sale to Navios Partners of the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, and the Navios Avior, a 2012-built Panamax vessel of 81,355 dwt, for a sale price of $39,250, including working capital adjustments. In June 2021, Navios Holdings completed the sale to Navios Partners of the Navios Ray, a 2012 built Capesize vessel of 179,515 dwt, and the Navios Bonavis, a 2009 built Capesize vessel of 180,022 dwt, for a sale price of $58,000 and the sale of the Navios Koyo, a 2011-built Capesize vessel, previously chartered-in by Navios Holdings, for a sale price of $28,500. In July 2021, Navios Holdings completed the sale to Navios Partners of the Navios Azimuth, a 2011 built Capesize vessel of 179,169 dwt, for a sale price of $30,000.

In September 2020, Navios Holdings completed the sale of the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt, and of the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, to Navios Partners for a sale price of $51,000 in total including net liabilities of $4,378.

Participation in Offerings of Affiliate Companies: Refer to Note 9 “Investments in Affiliate Companies and Investments in Available–for–Sale Securities” to the consolidated financial statements, for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, March 23, 2017, March 31, 2017, January 11, 2018, February 21, 2018, December 20, 2018 and February 1, 2019 for the purchase up to a total of 1,754,981 general partnership units.

F- 60

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance due from Navios Europe I: Following the liquidation, the balance due from Navios Europe I as of December 31, 2021 and 2020 was $0. As a result of this liquidation, Navios Holdings received the outstanding receivable of $13,420, in December 2019.

The Navios Revolving Loans I and the Navios Term Loans I earned interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis. There were no covenant requirements or stated maturity dates. As of December 31, 2019 the loan was fully received and there was no outstanding balance.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners had made available to Navios Europe II revolving loans of up to $43,500 to fund the Navios Revolving Loans II. In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000 (see Note 9 “Investments in Affiliate Companies and Investments in Available–for–Sale Securities” to the consolidated financial statements).

On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the Junior Loan II for $5,000. Navios Europe II owned seven containership vessels and seven drybulk vessels.

On May 14, 2020, an agreement was reached to liquidate Navios Europe II before its original expiration date. The transaction was completed on June 29, 2020.

As a result of this liquidation, Navios Holdings received the total outstanding balance due from Navios Europe II, representing the Navios Revolving Loans II, the Navios Term Loans II and accrued interest thereof directly owed to Navios Holdings, previously presented under the captions “Due from affiliate companies” and “Loans receivable from affiliate companies” and acquired two Panamax vessels of Navios Europe II (see Note 5 “Accounts Receivable, net” to the consolidated financial statements).

Following the Liquidation of Navios Europe II, the balance due from Navios Europe II as of December 31, 2020 was $0. As of December 31, 2019, Navios Holdings’ balance due from Navios Europe II, amounted to $20,712, which included the net current receivable amount mainly consisting of $13,154, of accrued interest income earned under the Navios Revolving Loans II (as defined in Note 9) and the net non-current amount receivable of $7,558 related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 9). The outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $16,938 as of December 31, 2019, under the caption “Loan receivable from affiliate companies”.

The Navios Revolving Loans II and the Navios Term Loans II earned interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and were repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There were no covenant requirements or stated maturity dates.

The decline in the fair value of the investment during the first quarter of 2020 was considered as other-than-temporary and, therefore, a loss of $6,050 was recognized and included in the accompanying consolidated statements of comprehensive income/(loss) for the year ended December 31, 2020, under the caption “Impairment of loan receivable from affiliate company”. The fair value was determined based on the liquidation value of Navios Europe II, including the individual fair values assigned to the assets and liabilities of Navios Europe II.

Secured credit facility with Navios Logistics (Grimaud Loan): On April 25, 2019, Navios Holdings entered into a secured credit facility of up to $50,000 with Navios Logistics on a secured basis to be used for general corporate purposes, including the repurchase of 2022 Notes. This credit facility was secured by any 2022 Notes purchased by Navios Holdings with these funds. The secured credit facility included an arrangement fee of $500 and initially bore a fixed interest rate of 12.75% for the first year and 14.75% for the second year. On December 2, 2019, Navios Holdings and Navios Logistics agreed to increase the secured credit facility by $20,000. Following this amendment, as a result of the redemption of the 2022 Logistics Senior Notes, repayment of the Term Loan B Facility and the issuance of 2025 Logistics Senior Notes, (a) the interest rate on the secured credit facility decreased to 10.0%, and (b) the maturity of the secured credit facility was extended to December 2024.

On June 24, 2020, Navios Logistics assigned its legal and beneficial right, title and interest in the credit facility to its wholly owned subsidiary Grimaud Ventures S.A. (“Grimaud”).

On June 25, 2020, Navios Holdings and Grimaud amended the Grimaud Loan to allow a portion of the total interest payable to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Navios Logistics and paid Navios Logistics $2,308 in satisfaction of the interest payable in respect of this facility.

Effective as of May 2021, and upon the release of certain collateral, the facility bore interest of 13.0% per annum.

On June 30, 2021, the Company entered into a supplemental agreement to the Grimaud Loan (the “Supplemental Grimaud Loan Agreement”) with Grimaud, whereby the Company and Grimaud agreed to amend the Grimaud Loan. Pursuant to the amendment, the Grimaud Loan could be repaid or prepaid in full by the issuance of shares of common stock of Navios Holdings. The effectiveness of the Supplemental Grimaud Loan Agreement was subject to, and contingent upon, prepayment of the Grimaud Loan in the amount of $7,500 in cash and the effectiveness of a registration statement registering the resale of Navios Holdings shares, among other conditions.

On July 13, 2021, the Grimaud Loan plus accrued interest was repaid by the Company in full through the issuance of 9,301,542 shares (the “Shares”) of the Company’s common stock and $7,500 in cash plus accrued and unpaid interest. Please see also Note 17 “Preferred and Common Stock” to the consolidated financial statements.

F- 61

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of December 31, 2021, the total amount of this facility was repaid in full, as described above.

NSM Loan: On August 29, 2019, Navios Holdings entered into a secured credit facility of $141,795 (including post-closing adjustments) with a wholly owned subsidiary of NSM. In general, the amount owed reflects the excess of (i) the liabilities of the ship management business (including liabilities for advances previously made by affiliate companies to the Company for ongoing operating costs, including technical management services, supplies, dry-docking and related expenses) other than liabilities the assumption of which forms part of the consideration for the sale of the management division over (ii) the short term assets of the ship management business. The Company’s obligations under the NSM Loan are guaranteed by substantially the same subsidiaries that guarantee the 2022 Notes and secured by assets of the Company that do not secure the Ship Mortgage Notes or the 2022 Senior Secured Notes. The credit facility was repayable over a five-year period; of the initial amount, $47,000 was repayable in 2020 in equal quarterly installments, with the remaining principal repayment in equal quarterly installments over the following 48 months. In certain cases, principal payments can be deferred provided that no more than $20,000 of deferral may be outstanding during the first or second year and $10,000 outstanding in the third year. The loan agreement provides for interest at 5.0% annually, and 7.0% annually for deferred principal amounts.

In December 31, 2021 the Company entered into an amended and restated secured loan agreement with NSM in order to refinance the outstanding balance of this facility through the NSM Loan I (as defined herein). As of December 31, 2021, the outstanding balance was $48,573 (December 31, 2020: $78,375) and the accrued interest was $306 (December 31, 2020: $526). The accrued interest of $306 (December 31, 2020: $10,328 and related to current portion of NSM loan including accrued interest) is included under the caption “Current portion of loans payable to affiliate companies”.  Please see below for discussion on refinancing completed during January 2022.

The Company’s obligations under the NSM Loan were guaranteed by 2,072,121 common units in Navios Partners, first priority share pledges on two companies, that have entered into sale and leaseback agreements and five companies that hold the rights to certain bareboat contracts.

$50.0 million NSM Loan: In June 2020, the Company entered into a secured loan agreement with a wholly owned subsidiary of NSM, for a loan of up to $50,000 to be used for general corporate purposes. The terms and conditions of the secured loan agreement were approved by a Special Committee of the Board of Directors comprised of independent directors. The loan agreement was repayable in up to 18 equal consecutive quarterly installments. Principal payments that fall due during the first year following the initial drawdown may be deferred, at the Company’s election, in whole or in part. The loan agreement provides for interest at a rate of 5.0% annually (and 7.0% annually for deferred principal amounts).

The Company’s obligations under the $50.0 million NSM Loan were guaranteed by first priority security interests in a vessel, as well as pledge of certain First Priority Ship Mortgage Notes due 2022 owned by Navios Holdings and 40,587 common units in Navios Partners.

On July 12, 2021, the Company refinanced the total outstanding balance of $39,735 under this facility through the $115.0 million NSM Loan described below.

$115.0 million NSM Loan: In June 2021, the Company entered into a senior secured term loan facility with a wholly owned subsidiary of NSM for a loan up to $115,000 (i) to refinance $39,736 being the outstanding balance under the $50.0 million NSM Loan described above (“Tranche A”), (ii) to redeem amount of $70,000 of 2022 Senior Secured Notes and (iii) to be used for general corporate purposes (“Tranche B”). The terms and conditions of the secured loan agreement were approved by a Special Committee of the Board of Directors comprised of independent directors. Tranche A is repayable in 14 quarterly installments of $2,838 and matures on November 30, 2024. Tranche B is repayable in seven quarterly installments with the first two being of an amount of $22,632 each and the remaining of an amount of $6,000 each and matures on February 28, 2023.

Both tranches bear interest at a rate of 10.5% per annum, payable quarterly. The Company may elect to defer one scheduled amortization payment by 90 days and interest payments, in which case the applicable interest rate will be 12.0% per annum, compounded quarterly.

On July 12, 2021, the amount under this facility was fully drawn.

In December 31, 2021 the Company entered into an amended and restated secured loan agreement with NSM in order to refinance the outstanding balance of this facility through the NSM Loan I (as defined herein). As of December 31, 2021, the outstanding balance was $64,059 and the accrued interest was $571. The accrued interest of $571 is included under the caption “Current portion of loans payable to affiliate companies”, and the remaining amount of $64,059 is included under the caption “Loans payable to affiliate companies, net of current portion”, net of deferred financing fees of $875. Please see below for discussion on refinancing completed during January 2022.

The Company’s obligations under the $115.0 million NSM Loan were guaranteed by first priority security interests in a vessel, as well as pledge of certain First Priority Ship Mortgage Notes due 2022 owned by Navios Holdings and 40,587

F- 62

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

common units in Navios Partners and a second priority pledge in the Navios Logistics’ shares, 1,070,491 Navios Partners’ common units and second priority pledge over the collaterals securing the NSM Loan.

NSM Loan I: In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing NSM Loan dated August 29, 2019, whereby a wholly-owned subsidiary of NSM made available to the Company a secured term loan of up to $127,632 (the “NSM Loan I”), in two tranches: (i) the first tranche of $48,573 represents borrowings already made available and (ii) the second tranche of $79,059 represents new borrowings to be made available in exchange of the release by NSM of certain existing collateral. The NSM Loan I is repayable in quarterly installments of $5,000 with the first installment falling due in the third quarter of 2023. The NSM Loan I has a four-year term and bears interest at a rate of (i) 18% per annum until the 2022 Senior Secured Notes are repaid and 16.5% per annum thereafter when paid in the form of Convertible Debenture for the first 18 months (“PIK Interest”) and (ii) 13.5% per annum when paid in the form of cash. The NSM Loan I will be paid in PIK Interest for the first 18 months, due also in optional prepayment during that period and thereafter in either cash or PIK Interest at the election of the Borrower. On January 5, 2022, $79,059 available under this facility was fully drawn.

The Company’s obligations under the NSM Loan I are guaranteed by 2,072,121 common units in Navios Partners.

NSM Loan II: In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing $115.0 million NSM Loan dated June 29, 2021 whereby a wholly-owned subsidiary of NSM made available to the Company a secured term loan of up to $135,000 (the “NSM Loan II”) in two tranches (i) the first tranche of $64,059 represents outstanding borrowings already made available and (ii) the second tranche of $70,941 represents new borrowings to be made available, in exchange of the release by NSM of certain existing collateral. The NSM Loan II is repayable in quarterly installments of $5,000 with the first installment falling due in the third quarter of 2023. The NSM Loan II has a four year term and bears interest at a rate of (i) 18% per annum until the 2022 Senior Secured Notes are repaid and 16.5% per annum thereafter, when paid in PIK Interest and (ii) 13.5% per annum when paid in the form of cash. The NSM Loan II will be paid in PIK Interest for the first 18 months, due also in optional prepayment during that period and thereafter in either cash or PIK Interest at the election of the Borrower. On January 5, 2022, $70,941 available under this facility was fully drawn.

Upon completion of the refinancing in January 2022, NSM received an upfront fee in respect of the NSM Loan I and the NSM Loan II of $24,000 in the form of a Convertible Debenture. The agreements also provide for prepayment premiums ranging from 5%-10% during the first 36 months of the term which is payable in the form of Convertible Debenture, described below.

The Company’s obligations under the NSM Loan II are guaranteed by 40,587 common units in Navios Partners, a second priority pledge in the Navios Logistics’ shares and 1,070,491 Navios Partners’ common units and second priority pledge over the collaterals securing the NSM Loan I.

Convertible Debenture: In December 2021, Navios Holdings entered into the Convertible Debenture with NSM, covering an upfront fee of $24.0 million, accrued interest on the NSM Loans, and prepayment fees. The lender has the option to convert any portion of the outstanding balance under the Convertible Debenture into shares of common stock of Navios Holdings pursuant to an agreed-upon mechanism. The Convertible Debenture has a term of five years and bears interest at the rate of 4PIK, payable at maturity, if not earlier converted into shares of our common stock.

In accordance with the terms of the Convertible Debenture, Navios Holdings issued 1,000 shares of preferred stock (the “Series I Preferred Stock”) on January 3, 2022, which have no voting and no economic rights. The Series I Preferred Stock represent 9,133,147 shares of Common Stock issuable as of April 4, 2022 upon conversion of a Convertible Debenture and are deemed outstanding for voting purposes. Under the terms of the Convertible Debenture, the number of shares of Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase. NSM is an affiliate of our Chairwoman and Chief Executive Officer, Angeliki Frangou.

Navios Logistics’ Shareholders Agreement: On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers Business Inc. granting certain protections to minority shareholders in certain events.

Promissory note: On July 30, 2021, Navios Logistics issued a $20,000 promissory note to Grimaud. The promissory note is payable in four semi-annual equal installments commencing on August 15, 2021. The Company has the ability to defer payment of one of the first three installments subject to certain conditions. On August 15, 2021, the first installment was paid. On July 30, 2021, Grimaud entered into an assignment agreement with Peers Business Inc., whereby the promissory note was assigned to Peers Business Inc. Please refer to Note 17 “Preferred and Common Stock” to the consolidated financial statements.

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

F- 63

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

Vested, Surrendered and Forfeited

During 2021, 825 restricted stock units, issued to the Company’s employees in 2017 vested.

During 2020, 825 and 84,336 restricted stock units, issued to the Company’s employees in 2017 and 2016 vested.

During 2019, 825 and 334 restricted stock units, issued to the Company’s employees in 2017 and 2016 vested.

During the years ended December 31, 2021, 2020 and 2019, 894, 1,345 and 3,379 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Conversion of Preferred Stock

During the year ended December 31, 2021, there were no conversions of preferred stock.

During the year ended December 31, 2020, 210 shares of convertible preferred stock were converted into 22,712 shares of common stock including 1,712 shares of common stock being unpaid dividend. Following the conversion of 210 shares, the Company cancelled the undeclared preferred dividend of the converted shares of $171. The cancelled undeclared dividend was converted to 1,712 shares of common stock with a fair value of $6 at the date of issuance (See also Note 20 “Earnings/(Loss) per Common Share” to the consolidated financial statements).

During the year ended December 31, 2019, 3,289 shares of convertible preferred stock were converted into 352,770 shares of common stock including 23,870 shares of common stock being unpaid dividend. The shares of convertible preferred stock were converted pursuant to their original terms, which provided that ten years after the issuance date the then-outstanding shares of preferred stock would automatically convert into a number of fully paid and non-assessable shares of common stock determined by dividing the amount of the liquidation preference ($10,000 per share) by a conversion price equal to $10.00 per share of common stock. Following the conversion of 1,980 shares, the Company cancelled the undeclared preferred dividend of the converted shares of $1,471. The cancelled undeclared dividend was converted to 14,711 shares of common stock with a fair value of $75 at the date of issuance (See also Note 20 “Earnings/(Loss) per Common Share” to the consolidated financial statements). Following the conversion of 1,309 shares, the Company cancelled the undeclared preferred dividend of the converted shares of $916. The cancelled undeclared dividend was converted to 9,159 shares of common stock with a fair value of $41 at the date of issuance (See also Note 20 “Earnings/(Loss) per Common Share” to the consolidated financial statements).

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

F- 64

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

Total undeclared preferred dividends as of December 31, 2021 and 2020 were $30,348 and $25,222 (net of cancelled dividends).

Issuances to Employees, Officers and Directors

On December 15, 2021, pursuant to the stock plan approved by the Board of the Directors, 40,000 restricted shares of common stock were granted to Navios Holdings officers and directors and issued on January 15, 2022.

On December 21, 2020, pursuant to the stock plan approved by the Board of the Directors, 16,000 restricted shares of common stock were granted to Navios Holdings officers and directors and issued on January 19, 2021.

On December 18, 2019, pursuant to the stock plan approved by the Board of Directors, 16,000 restricted shares of common stock was granted to Navios Holdings officers and directors and issued on December 18, 2019.

On February 1, 2019, pursuant to the stock plan approved by the Board of Directors, 151,515 restricted shares of common stock was granted to Navios Holdings employees, officers and directors.

During the years ended December 31, 2021 and 2020, no stock option was granted to Navios Holdings’ employees, officers and directors.

Dividends from Navios Logistics—Acquisition of noncontrolling interest

On July 30, 2021, Navios Logistics declared and paid a pro rata dividend to the holders of its common equity in shares of Grimaud. All transactions were eliminated on consolidated level as of that date. Immediately thereafter, Grimaud agreed to redeem the equity interests held by its non-controlling shareholder in full at fair market value, which was payable through $16,000 in cash and the assignment of a $20,000 promissory note from Navios Logistics. As a result of the transaction, Grimaud is a wholly owned subsidiary of Navios Holdings. As of December 31, 2021, a total amount of $21,000 was redeemed to the non-controlling shareholder and $15,000 remains due under the promissory note to Peers Business Inc. following the assignment of the $20,000 promissory note. Upon this transaction the Company derecognized its non-controlling interest in Grimaud with carrying value of $27,243 and recognized $8,757 of additional paid in capital.

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

Sale of Navios Holdings shares of common stock

On July 13, 2021, the Company issued 9,301,542 shares of common stock in order to repay in full the Grimaud Loan. Please refer also to Note 16. As of December 2021, the Grimaud sold all 9,301,542 shares of common stock of Navios Holdings and generated net proceeds of $44,437, including costs of $176, part of which was used to fund the Second, Third and Fourth Redemption.

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

Navios Holdings had outstanding as of December 31, 2021, 25,198,620 shares, from which 2,414,263 shares are held by Navios Corporation, a subsidiary of Navios Holdings, and are considered as treasury shares. As of December 31, 2020, 15,881,147 shares, from which 2,414,263 shares are held by Navios Corporation, a subsidiary of Navios Holdings, and are considered as treasury shares. Preferred stock was 23,032 (5,350 Series G shares and 17,682 Series H shares) and 23,242 (5,350 Series G shares, 17,682 Series H shares and 210 shares of convertible preferred stock) as of December 31, 2021 and 2020, respectively.

F- 65

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 18: INTEREST EXPENSE AND FINANCE COST

Interest expense and finance cost consisted of the following:

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Interest expense	$136,055	$128,696	$125,496
Amortization and write-off of deferred financing costs	8,870	7,863	7,746
Other	84	—	237
Interest expense and financing cost	$145,009	$136,559	$133,479

NOTE 19: SEGMENT INFORMATION

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

The Company measures segment performance based on net income/(loss) attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Dry Bulk Vessel Operations for the Year Ended December 31, 2021		Logistics Business for the Year Ended December 31, 2021		Total for the Year Ended December 31, 2021
Revenue	$362,343		$223,475		$585,818
Interest income	26		230		256
Interest expense and finance cost (1)	(80,450)		(64,559)		(145,009)
Depreciation and amortization	(29,582)		(31,653)		(61,235)
Equity in net earnings of affiliate companies	69,275		—		69,275
Net income attributable to Navios Holdings common stockholders	140,651	(2)	(23,965)	(3)	116,686
Total assets	1,200,255		608,523		1,808,778
Goodwill	56,240		104,096		160,336
Capital expenditures	(24,950)		(23,848)		(48,798)
Investment in affiliate companies	125,744		—		125,744
Cash and cash equivalents	21,011		32,580		53,591
Restricted cash	84,260		—		84,260
Long-term debt, net (including current and noncurrent portion)	$844,134		$542,350		$1,386,484

(1)	Interest expense and finance cost for the year ended December 31, 2021 excludes $4,404 relating to the intercompany interest of the Grimaud loan, which is eliminated upon consolidation.
(2)	The Dry Bulk Vessel Operations net income is adjusted to exclude the mark to market loss of $2,559 for the year ended December 31, 2021, following the repayment of the Grimaud loan in Shares which is eliminated upon consolidation.
(3)	The Logistics Business net income is adjusted for the items referred in footnote (1) above as well as the mark to market loss of $24,169 recognized in Navios Logistics statement of income for the year ended December 31, 2021, following the repayment of the Grimaud loan and the sale of the Shares which is eliminated upon consolidation.

F- 66

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Dry Bulk Vessel Operations for the Year Ended December 31, 2020	Logistics Business for the Year Ended December 31, 2020	Total for the Year Ended December 31, 2020
Revenue	$200,794	$215,924	$416,718
Interest income	48	209	257
Interest expense and financing cost	(88,237)	(48,322)	(136,559)
Depreciation and amortization	(42,076)	(28,939)	(71,015)
Equity in net losses of affiliate companies	(1,293)	—	(1,293)
Net (loss)/ income attributable to Navios Holdings common stockholders	(192,207)	(754)	(192,961)
Total assets	1,316,936	654,389	1,971,325
Goodwill	56,240	104,096	160,336
Capital expenditures	(99,068)	(8,441)	(107,509)
Investment in affiliate companies	56,988	—	56,988
Cash and cash equivalents	20,011	74,870	94,881
Restricted cash	16,303	—	16,303
Long-term debt, net (including current and noncurrent portion)	$1,043,839	$540,590	$1,584,429

	Dry Bulk Vessel Operations for the Year Ended December 31, 2019	Logistics Business for the Year Ended December 31, 2019	Total for the Year Ended December 31, 2019
Revenue	$254,178	$228,271	$482,449
Administrative fee revenue from affiliate companies	16,991	—	16,991
Interest income	9,610	1,052	10,662
Interest expense and financing cost	(92,948)	(40,531)	(133,479)
Depreciation and amortization	(52,288)	(29,435)	(81,723)
Equity in net losses of affiliate companies	(9,185)	—	(9,185)
Net (loss)/ income attributable to Navios Holdings common stockholders	(209,096)	16,986	(192,110)
Total assets	1,511,517	631,338	2,142,855
Goodwill	56,240	104,096	160,336
Capital expenditures	(36,628)	(7,943)	(44,571)
Investment in affiliate companies	64,352	—	64,352
Cash and cash equivalents	32,386	45,605	77,991
Restricted cash	736	—	736
Long-term debt, net (including current and noncurrent portion)	$1,048,318	$514,929	$1,563,247

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

F- 67

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Revenues from specific geographic regions which contribute over 10% of revenue are disclosed separately.

Revenue by Geographic Region

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
North America	$—	$—	$2,259
Australia	11,905	2,055	—
Europe	184,786	132,582	179,009
Asia	155,123	63,610	67,468
South America	234,004	218,442	232,394
Other	—	28	1,319
Total	$585,818	$416,718	$482,449

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for dry bulk vessels amounted to $427,385 and $627,569 at December 31, 2021 and 2020, respectively. For the Logistics Business, all long-lived assets are located in South America. The total net book value of long-lived assets for the Logistics Business amounted to $520,036 and $509,283 (including constructions in progress of $4,046, referred to in Note 7) at December 31, 2021 and 2020, respectively.

NOTE 20: EARNINGS/(LOSS) PER COMMON SHARE

Earnings/(Loss) per share is calculated by dividing net income/(loss) attributable to Navios Holdings common stockholders by the weighted average number of shares of Navios Holdings outstanding during the periods presented. Net income/(loss) attributable to Navios Holdings common stockholders is calculated by adding to (if a discount) or deducting from (if a premium) net income/(loss) attributable to Navios Holdings common stockholders the difference between the fair value of the consideration paid upon redemption and the carrying value of the preferred stock, including the unamortized issuance costs of the preferred stock, and the amount of any undeclared dividend cancelled.

For the year ended December 31, 2021, 384,682 potential common shares and 0 potential shares of convertible preferred stock are included in the calculation of diluted earnings per share.

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

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Numerator:
Net income/(loss) attributable to Navios Holdings common stockholders	$116,686	$(192,961)	$(192,110)
Less:
Undeclared dividend on preferred stock and on unvested restricted shares	(5,127)	(5,144)	(7,178)
Plus:
Tender Offer — Redemption of preferred stock Series G and H including $16,863 of undeclared preferred dividend cancelled	—	—	45,680
Gain from eliminated dividend on preferred stock due to conversion	—	166	—
Income/(Loss) attributable to Navios Holdings common stockholders, basic and diluted	$111,559	$(197,939)	$(153,608)
Denominator:
Denominator for basic earnings/ (loss) per share attributable to Navios Holdings common stockholders — weighted average shares	16,168,329	12,896,568	12,356,024
Basic earnings/ (loss) per share attributable to Navios Holdings commonstockholders	$6.90	$(15.35)	$(12.43)
Denominator for diluted earnings/ (loss) per share attributable to Navios Holdings common stockholders — weighted average shares	16,553,011	12,896,568	12,356,024
Diluted earnings/ (loss) per share attributable to Navios Holdings common stockholders	6.74	$(15.35)	$(12.43)

F- 68

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 21: INCOME TAXES

The Republic of the Marshall Islands, Liberia, Panama and Malta do not impose a tax on international shipping income. Under the laws of the Republic of the Marshall Islands, Malta, Liberia and Panama, the countries of incorporation of the Company and its subsidiaries and the vessels’ registration, the companies are subject to registration and tonnage taxes in the accompanying consolidated statements of comprehensive income/(loss).

In accordance with the currently applicable Greek law, ship owning companies of foreign-flagged vessels that are managed by Greek or foreign ship management companies having established an office/branch in Greece on the basis of the applicable licensing regime are subject to tax liability towards the Greek state which is calculated on the basis of the relevant vessel’s tonnage. . A tax credit is recognized for tonnage tax (or similar tax) paid abroad, up to the amount of the tax due in Greece. The owner, the manager and the bareboat charterer or the financial lessee (where applicable) are liable to pay the tax due to the Greek state. The payment of said tax exhausts the tax liability of the foreign ship owning company the bareboat charterer, the financial lessee (as applicable) and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign-flagged vessel outside Greece.

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

F- 69

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As a result of the Law 27,630, voted by the Argentinian Parliament in June 2021, income tax rates ans scales were modified. Income tax liabilities of the Argentinean subsidiaries for the current period is measured at the amount expected to be paid to the taxation authorities using a tax rate of 35% on any taxable profit above 50 million Argentinean pesos or $487, 30% on any taxable profit between 5 million pesos or $49 and 50 million pesos or $487, and 25% on any taxable profit below 5 million pesos or $49. The enacted Law 27,630 replaced the income tax rates and scales of the tax reform previously voted by the Argentinean Parliament in December 2017, and the Law 27,541 voted in December 2019, in which the corporate income tax rate had decreased from 35% in 2017 to 30% for the period from 2018 to 2021, and would further decrease to 25% for the period from 2022 onwards. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period.

Under the tax laws of Argentina, the subsidiaries of the Company in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 2.0% for the year ended December 31, 2021 (2.0% for 2020 and 2.0% for 2019, respectively). Until the fiscal year ended December 31, 2019, there were two possible options to determine the income tax liability of Paraguayan subsidiaries. Under the first option income tax liabilities for the current and prior periods were measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10% on the fiscal profit and loss. 50% of revenues derived from international freights were considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay, with destination Paraguay. Alternatively, only 30% of revenues derived from international freights carried between other countries with destination Paraguay were considered Paraguayan sourced. Companies whose operations were considered international freights could choose to pay income taxes on their revenues at an effective tax rate of 1% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, were neither deducted nor carried forward.

As per the tax reform in Paraguay that is in force since January 1, 2020 (Law 6,380 from September 25, 2019 confirmed by Decree 3182 from December 30, 2019), there are still two possible options to determine the income tax liability of Paraguayan companies. Under the first option income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10% on the fiscal profit and loss. The 100% of revenues derived from freights carried between other countries with destination Paraguay are considered Paraguayan sourced, and therefore taxed. The tax reform also states that any fiscal losses generated as of the fiscal year starting January 1, 2020, will be carried forward for up to five years, with the possibility to deduct each year the 20% from future fiscal years taxable income. Companies whose operations are considered international freights can alternatively choose to pay income taxes on their revenues at an effective tax rate of 3% of such revenues, without considering any other kind of adjustments. Once the methodology is chosen, the Paraguayan companies have to keep it for at least five years.

The corporate income tax rate in Argentina, Paraguay, Brazil, and Uruguay is 35%, 10%, 34%, and 25%, respectively for the year ended December 31, 2021. The Company’s deferred taxes as of December 31, 2021 and 2020, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with Navios Logistics. As of January 1, 2007, the Company adopted the provisions of FASB for Accounting for Uncertainty in Income Taxes. This guidance requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. This guidance permits the Company to recognize the amount of tax benefit that has a greater that 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change. Kleimar’s open tax years are 2019 and onwards. Argentinean companies have open tax years ranging from 2014 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2016 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions.

NOTE 22: OTHER EXPENSE

During the years ended December 31, 2021, 2020 and 2019, taxes other-than-income taxes of Navios Logistics amounted to $5,442, $5,762, and $7,745, respectively, and were included in the statements of comprehensive income/(loss) under the caption “Other expense”.

NOTE 23: SUBSEQUENT EVENTS

•	In January 2022, the HCOB bank facility (as defined herein) was drawn down.
•	In January 2022, the CACIB/BNP bank facility (as defined herein) was drawn down.
•	In January 2022, the NSM Loans were drawn down.
•	In January 2022, the fourth sale and sale and leasback agreement was drawn down.
•	In January 2022, the 2022 Notes were repaid in full.
•	In March 2022, the Company prepaid $10,380 in connection with HCOB bank facility to release a dry bulk vessel.

F- 70

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

•	In March 2022, Navios Holdings entered into a sale and leaseback agreement for $12,000 to finance a vessel, which was drawn in the first quarter of 2022.

•	In March 2022, the Company issued a notice of redemption with respect to an aggregate principal amount of $25,000 of its 2022 Senior Secured Notes.
•	On March 23, 2022, Navios Logistics entered into a $25,000 loan facility with Banco Bilbao Vizcaya Argentaria (the “Navios Logistics 2022 BBVA Facility”). The Navios Logistics 2022 BBVA Facility was used to repay existing debt under the Navios Logistics BBVA Facility, and for general corporate purposes. The Navios Logistics 2022 BBVA Facility bears interest at a rate of 4.25% per annum, is repayable in quarterly installments with final maturity on July 1, 2025 and is secured by assignments of certain receivables. As of the date hereof a total of $17,000 have been drawn on the Navios Logistics 2022 BBVA Facility.
•	On March 25, 2022, Navios Logistics entered into a $5,000 loan facility with Banco Santander S.A. (the “Navios Logistics Santander Facility”). The Navios Logistics Santander Facility will be used for general corporate purposes and bears interest at a rate of 4.20% per annum, is repayable in twelve equal quarterly installments with final maturity on March 7, 2026 and is secured by assignments of certain receivables. As of the date hereof a total of $5,000 have been drawn on the Navios Logistics Santander Facility.

For information on the Company’s various loan facilities and sale/leaseback agreements, see Note 11 “Borrowings” to the consolidated financial statements.

•	In April 2022, Vale International S.A. (“Vale”) announced the sale of its iron ore, manganese ore and logistics assets in the midwestern system to J&F Mineracao Ltda. controlled by J&F Investimentos S.A. The sale includes the full assumption by the buyer of the take-or-pay logistics contracts, which remain subject to the consent of the applicable counterparties. The Vale port contract entered into between Corporacion Navios S.A., a company controlled by Navios Logistics, and Vale, dated September 27, 2013 remains in full force and effect. Any change to the terms and conditions of the Vale port contract is subject to the prior approval of the Navios counterparty.

F- 71