Form 20-F
period 2022-12-31
Navios Maritime Holdings Inc.
filed 2023-03-28
CIK 1333172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________________

FORM 20-F
_________________________________

(Mark One)

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

22,826,450 shares of common stock, 5,148 shares of Series G and 11,840 shares of Series H and 1,000 shares of Series I Preferred Stock were outstanding as of December 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☒

 If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

In this Annual Report, “we”, “us”, “our”, the “Company” and “Navios Holdings” all refer to Navios Maritime Holdings Inc. and its consolidated subsidiaries, unless the context otherwise requires. We are incorporated as a Republic of the Marshall Islands corporation. References to “Navios Logistics” are to our majority-owned subsidiary Navios South American Logistics Inc., a Republic of the Marshall Islands corporation. References to the “Manager” are to Navios Shipmanagement Inc., a Republic of the Marshall Islands corporation. References to “NSM” are to N Shipmanagement Acquisition Corp together with its wholly-owned subsidiaries.

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

•	our future financial condition or results of operations and our affiliates’ future revenues and expenses;
•	demand for seaborne transportation of the products we and our affiliates ship;
•	the cyclical nature of the international shipping industry;
•	global and regional economic and political conditions;
•	the ability and willingness of charterers to fulfill their obligations to us and our affiliates;
•	prevailing charter rates and vessel values;
•	shipyards performing drydocking and repairs;
•	changing vessel crews;
•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;
•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, wars, piracy or acts by terrorists, uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles;
•	potential liability and costs due to environmental, safety and other incidents involving our and our affiliates vessels;
•	the aging of our and our affiliates’ fleet and resultant increases in operations costs;

•	the loss of any customer or charter or vessel by us and our affiliates;
•	the financial condition of our and our affiliates’ customers;
•	increases in our and our affiliates’ costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses; receipt of dividends and distributions from affiliate companies;
•	the Company’s ability to maintain compliance with the continued listing standards of the New York Stock Exchange (the “NYSE”);
•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers;
•	our ability to retain key executive officers;
•	competitive factors in the markets in which we operate;
•	the value of our publicly traded subsidiaries; and
•	risks associated with operations outside the United States, and other important factors described from time to time in the reports we, Navios Logistics and Navios Maritime Partners L.P. (“Navios Partners”) file from time to time with the Securities and Exchange Commission (the “SEC”).

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

Risks Associated with Our Operations

• We currently have equity investments in two companies, one of which is not consolidated in our financial results, and our investment in such companies is subject to the risks related to their respective businesses.

Risks Relating to Our Organizational Structure and Other Legal Matters

•	We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.
•	Our Chairwoman and Chief Executive Officer, Angeliki Frangou, beneficially owns approximately 64.1% of our common stock, which gives her voting power over matters on which our stockholders are entitled to vote, and accordingly, she can exert considerable influence over our actions. Ms. Frangou may acquire significant additional ownership interests in Navios Holdings, and may have interests that are different from the interests of our other stockholders.
•	We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.
•	Because we are incorporated under the laws of the Republic of the Marshall Islands and our business is operated primarily from our office in the Cayman Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
•	The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
•	Being a foreign private issuer exempts us from certain SEC and NYSE requirements.
•	Anti-takeover provisions in our amended and restated articles of incorporation could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.
•	The loss of key members of our senior management team could disrupt the management of our business.
•	Our officers, certain of our directors and stockholders are affiliated with entities engaged in business activities similar to those conducted by us, which may compete directly with us, causing such persons to have conflicts of interest and conflicts in the allocation of their time to our business.
•	We are dependent on the Manager, a wholly-owned subsidiary of NSM for providing administrative services.

Risks Relating to Navios Logistics’ Industry and Business

•	The international transportation industry is generally cyclical and volatile, and this may lead to volatility in, and reductions of, Navios Logistics’ vessel contract rates and volatility in its results of operations.
•	Navios Logistics’ grain port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of its grain port terminal (the “Grain Port Terminal”), including the loading and unloading operations, as well as the space in silos could be exceeded, which could materially and adversely affect its operations and revenues
•	Navios Logistics is subject to certain operating risks in its Liquid Port Terminal and the Dry Port Terminals (collectively the “Port Terminal Business”) that could affect the performance of its contractual commitments, and in its barge and cabotage businesses including vessel breakdowns or accidents, which could result in a loss of revenue from the affected vessels, which could result in a loss of revenue and could have a material adverse effect on its results of operations or financial condition.
•	Navios Logistics derives a significant part of its revenues from a small number of customers, and the loss of one or more of these customers could materially and adversely affect its revenues.
•	Vale’s payments represent a significant portion of Navios Logistics’ revenue and if Vale were unable or unwilling to fulfill their obligations under the in-force agreements with Navios Logistics, it could significantly reduce Navios Logistics’ revenues and cash flow.
•	When Navios Logistics’ contracts expire, Navios Logistics may not be able to replace them.
•	Navios Logistics’ industry is highly competitive, and Navios Logistics may not be able to compete successfully for services with new companies with greater resources.
•	Navios Logistics’ business can be affected by adverse weather conditions, effects of climate change, public health concerns, and other factors beyond its control, which can affect production of the goods it transports and stores as well as the navigability of the river system on which it operates.
•	Delays, cancellations or non-completion of deliveries of purchased vessels, including second-hand and newbuilding vessels could have an adverse effect on Navios Logistics’ operating results.
•	Navios Logistics faces risks and costs associated with ports and vessels, which risks and costs increase as the operational port equipment and vessels age.
•	Spare parts or other key equipment needed for the operation of its ports and fleet may not be available off the shelf and Navios Logistics may face substantial delays in securing necessary parts or equipment. Failure to obtain necessary spare parts or key equipment in a timely manner could result in a loss of revenue.
•	Navios Logistics’ failure to receive required approvals to timely complete construction and commence full operation or secure satisfactory commercial contracts of its new planned Port Murtinho Terminal and Nueva Palmira Free Zone port terminal facilities could negatively affect Navios Logistics’ business operations, and Navios Logistics may experience difficulty managing its growth as its expands its business.
•	Rising crew costs, fuel prices and other cost increases may adversely affect Navios Logistics’ profits.
•	If Navios Logistics fails to fulfill the oil majors’ vetting processes, such failure could materially and adversely affect the employment of its tanker vessels in the spot and period markets, and consequently have a negative impact on its results of operations.
•	A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels, barges or pushboats for that period and a corresponding decrease in operating cash flows.
•	Navios Logistics’ vessels could be subject to seizure through maritime arrest or government requisition.

•	The smuggling of drugs or other contraband onto Navios Logistics’ vessels may lead to governmental claims against Navios Logistics.

•	Navios Logistics may employ its fleet on the spot market and thus expose itself to risk of losses based on short-term decreases in shipping rates.
•	Because the fair market values of vessels may fluctuate significantly, Navios Logistics may incur losses when they sell its vessels.
•	Navios Logistics’ industry has inherent operational risks that its insurance may not adequately cover.

•	Because Navios Logistics obtains some of its insurance through protection and indemnity associations, they may also be subject to calls, or premiums, in amounts based not only on its own claim records, but also on the claim records of all other members of the protection and indemnity associations.

Risks Relating to Environmental Matters

•	Navios Logistics is subject to various laws, regulations, and international conventions, particularly environmental and safety laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities including any resulting from a spill or other environmental incident, which could affect its cash flows and profit.
•	Navios Logistics is subject to extensive environmental legislation, and if they or its subsidiaries do not comply with the applicable regulations, its business may be adversely affected.
•	Navios Logistics may be liable for losses and damages to third parties, including environmental damages.
•	Navios Logistics may fail to comply with the conditions required under its environmental licenses.

Risks Relating to the Countries in which Navios Logistics Operates

Risks Relating to Argentina

•	Navios Logistics may be adversely affected by the economic, fiscal and political conditions of Argentina.
•	Continuing inflation may have material adverse effects on the Argentine economy.
•	The current and future foreign exchange policy of Argentina may affect the ability of Navios Logistics’ Argentine subsidiary to make money remittances outside of Argentina.
•	The Argentine government has made certain changes to its tax rules that affected Navios Logistics’ operations in Argentina in the past, and could further increase the fiscal burden on its operations in Argentina in the future.
•	Fluctuations in the value of the Argentine peso could adversely affect the Argentine economy, and consequently Navios Logistics’ results of operations in Argentina or the financial condition of Navios Logistics’ Argentine subsidiary.
•	The Argentine economy could be adversely affected by economic developments in other global markets.

•	Future policies of the Argentine government may affect the economy as well as Navios Logistics’ operations in Argentina.

Risks Relating to Uruguayan Free Zone Regulation

•	Navios Logistics may be materially and adversely affected by any termination, non-renewal or non-extension of the tax incentives that benefit certain of its subsidiaries in Uruguay.

Other Risks Relating to the Countries in which Navios Logistics’ Operates

•	Navios Logistics is an international company, and as such is exposed to the risks of doing business in many different countries, including risks associated with operating in emerging market countries, whose economies, markets and legal systems may be less developed.
•	Changes in rules and regulations with respect to cabotage or the interpretation of such rules and regulations in the markets in which Navios Logistics’ operate could have a material adverse effect on its results of operations.
•	Because Navios Logistics generates the majority of its revenues in U.S. dollars but incurs a significant portion of its expenses in other currencies, exchange rate fluctuations could cause it to suffer exchange rate losses, thereby increasing expenses and reducing income.

Risks Relating to Our Common Stock

•	Our stock price may be volatile, and investors in our common stock could lose all or part of their investment.
•	You may experience future proportionate ownership dilution as a result of future equity offerings, or other issuances of our common shares, preferred shares or other securities, including shares issued for debt repayment purposes or otherwise.
•	The NYSE may delist our securities from quotation on its exchange, which could limit the ability of our security holders to trade our securities and subject us to additional trading restrictions.
•	Changing laws and evolving reporting requirements could have an adverse effect on our business, including the pending SEC Environmental, Social and Governance (“ESG”) disclosure rules in the U.S. and European Union.

Risks Relating to Our Series G Shares, Series H Shares and the Depositary Shares

•	Our Series G shares (“Series G’) and Series H shares (“Series H” and, together with the Series G, the “Series G and H”) are represented by American Depositary Shares (the “Depositary Shares”). The Depositary Shares are subordinated to our debt obligations, and the interests of a holder of Series G, Series H or Depositary Shares could be diluted by the issuance of additional shares, including additional Series G or Series H or by other transactions.
•	We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Series G and H, and accordingly the Depositary Shares, as the case may be, following the payment of expenses and the establishment of any reserves.
•	Our ability to pay dividends on and to redeem our Series G and H, and therefore holders’ ability to receive payments on the Depositary Shares, is limited by the requirements of Marshall Islands law.
•	The Series G and H represent perpetual equity interests.
•	Holders of Depositary Shares have extremely limited voting rights. The voting rights of holders of Depositary Shares are more limited than the voting rights of holders of the Series G and H. Holders of Depositary Shares may encounter difficulties in exercising some of such voting rights.
•	The Depositary Shares lack a well-developed trading market. Various factors may adversely affect the price of the Depositary Shares.
•	Depositary Shares became less liquid following the Exchange Offer.
•	The Series G and H represented by the Depositary Shares have not been rated, and ratings of any other of our securities may affect the trading price of the Depositary Shares.
•	The amount of the liquidation preference of our Series G and H is fixed and holders will have no right to receive any greater payment regardless of the circumstances.

•	The Series G and H are redeemable only at our option and investors should not expect us to redeem either the Series G or the Series H on the dates they respectively become redeemable or at any time afterwards.
•	Holders of Depositary Shares may be subject to additional risks related to holding Depositary Shares rather than holding shares directly.

Risks Relating to Navios Logistics’ Indebtedness

•	Navios Logistics has substantial debt and may incur substantial additional debt, which could adversely affect its financial health and ability to obtain financing in the future, react to changes in the business and make payments on the $500.0 million in aggregate principal amount of 10.75% Senior Secured Notes due 2025, issued by Navios Logistics and Navios Logistics Finance (US) Inc. as Co-Issuers on July 8, 2020 and due on July 1, 2025 (the “2025 Notes”) and our other obligations.
•	The agreements and instruments governing Navios Logistics’ debt contain restrictions and limitations that could have a significant negative impact on its ability to operate its business.

•	Navios Logistics’‘ability to generate the significant amount of cash needed to service its debt obligations and its ability to refinance all or a portion of its indebtedness or obtain additional financing depends on many factors, many of which may be beyond its control.
•	Navios Logistics is subject to volatility in interest rates, including SOFR under its debt obligations, which could affect its profitability, earnings and cash flow.
•	The market values of Navios Logistics’ vessels may fluctuate significantly, which could cause Navios Logistics to be in breach of certain debt covenants that currently has or debt covenants that it may incur in the future.
•	Navios Logistics may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing the 2025 Notes.
•	The international nature of Navios Logistics’ operations may make the outcome of any insolvency or bankruptcy proceedings or other exercise of remedies outside of bankruptcy difficult to predict.
•	Certain requirements must be met for the recognition and enforceability of a foreign judgment by courts outside the United States.
•	Obligations under the guarantees are subordinated to certain statutory preferences.
•	The 2025 Notes are subject to certain fraudulent transfer and conveyance statutes, which may have adverse implications for the holders of the 2025 Notes.

Tax Risks

•	We may have earned U.S. source income that was subject to U.S. federal income tax, thereby adversely affecting our results of operations and cash flows.
•	Navios Holdings may be taxed as a U.S. corporation.
•	A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate our business could result in a high tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.
•	U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.
•	U.S. persons that own 10% or more of our equity interests may be subject to adverse U.S. federal income tax consequences under rules applicable to U.S. shareholders of controlled foreign corporations.

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

Risks Associated with Our Operations

We currently have equity investments in two companies, one of which is not consolidated in our financial results, and our investment in such companies is subject to the risks related to their respective businesses.

As of December 31, 2022, we had a 63.8% ownership interest in Navios Logistics, and, as a result, Navios Logistics is a consolidated subsidiary. As such, the income and losses relating to Navios Logistics and the indebtedness and other liabilities of Navios Logistics are incorporated in our consolidated financial statements.

As of December 31, 2022, we had a 10.3% ownership interest in Navios Partners. On March 31 2021, Navios Partners completed the acquisition (“NMCI Merger”) of Navios Maritime Containers L.P. (“Navios Containers”) (Refer to Note 9 “Investments in Affiliate Companies” to the consolidated financial statements included elsewhere in this Annual Report). On October 15, 2021 Navios Partners completed the merger (“NNA Merger” and together with the NMCI Merger, the “Mergers”) with Navios Maritime Acquisition Corporation (“Navios Acquisition”) (Refer to Note 9 “Investments in Affiliate Companies” to the consolidated financial statements included elsewhere in this Annual Report). Following the Mergers, we have an equity investment in one public company (Navios Partners) that is accounted for under the equity method. As of December 31, 2022, the carrying value of our investment in Navios Partners amounted to $99.3 million.

In addition to the value of our investment, we receive dividend payments relating to our investments. As a result of our investment, in fiscal year 2022, we received $0.6 million in dividends from Navios Partners.

Our ownership interest in Navios Logistics and Navios Partners, and previously also in Navios Containers and Navios Acquisition (now both merged with Navios Partners), and the reflection of such companies (or the investment relating thereto) on our balance sheets and any income generated from or related to such companies are subject to a variety of risks, including risks relating to their respective businesses as disclosed in their respective public filings with the SEC or management reports. Please see the latest Reports on Form 20-F filed by Navios Logistics and Navios Partners. The occurrence of any such risks may negatively affect our financial condition.

We evaluate our investment in Navios Partners and evaluated our investments in Navios Containers and Navios Acquisition (through their NMCI Merger and NNA Merger in March 2021 and September 2021, respectively) for “other-than-temporary impairment” (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) their financial condition and near term prospects, and (iii) our intent and ability to retain our investment in these companies, for a period of time sufficient to allow for any anticipated recovery in fair value. Refer to Note 9 “Investments in Affiliate Companies” and Note 16 “Transactions with Related Parties” included elsewhere in this Annual Report.

Risks Relating to Our Organizational Structure and Other Legal Matters

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make distributions.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make distributions depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdiction of incorporation that regulates the payment of dividends. If we are unable to obtain funds from our subsidiaries, our Board of Directors may exercise its discretion not to declare or pay dividends.

 Our Chairwoman and Chief Executive Officer, Angeliki Frangou, beneficially owns approximately 64.1% of our common stock, which gives her voting power over matters on which our stockholders are entitled to vote, and accordingly, she can exert considerable influence over our actions. Ms. Frangou may acquire significant additional ownership interests in Navios Holdings, and may have interests that are different from the interests of our other stockholders.

As of the date of this report, our Chairwoman and Chief Executive Officer, Ms. Angeliki Frangou, beneficially owns approximately 64.1% of the outstanding shares of our common stock directly or through her affiliate companies, including the common shares issuable to NSM in connection with the Convertible Debenture (as defined herein). Ms. Frangou’s Schedule 13D indicates that she intends, subject to market conditions, to purchase up to $20.0 million of our common stock (as of April 04, 2022, she had purchased approximately $10.0 million in aggregate purchase price of our common stock).

Pursuant to the NSM Loans (as defined herein), NSM has the option to convert any portion of the outstanding principal balance under the Convertible Debenture into shares of our common stock in accordance with a contractually determined formula.

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

The maximum number of shares of our common stock issuable to NSM in connection with the Convertible Debenture is 35.5 million shares. If we issue the maximum number of shares, Ms. Frangou will beneficially own approximately 67.3% of our common stock. For information on the NSM Loans and the Convertible Debenture, see Note 11 “Borrowings” and Note 16 “Transactions with Related Parties” in our consolidated financial statements included elsewhere in this Annual Report.

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

We are a corporation organized under the laws of the Republic of the Marshall Islands, and all of our assets are located outside of the U.S. Our business is operated primarily from our office in the Cayman Islands. In addition, the majority of our directors and officers are residents of non-U.S. jurisdictions and substantial portions of the assets of these persons are located outside of the United States. Thus, it may be difficult or not be possible for investors to affect service of process upon us, or our non-U.S. directors or officers, or to enforce any judgment obtained against these persons in U.S. courts. In addition, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-U.S. jurisdiction. Even if an individual investor is successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands, the Cayman Islands and other jurisdictions may prevent or restrict that investor from enforcing a judgment against our assets or the assets of our directors or officers.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and our subsidiaries are also incorporated under the laws of the Republic of the Marshall Islands, and certain other countries other than the United States. Our business will be operated primarily from our offices in the Cayman Islands. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

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

We believe that our success depends on the continued contributions of the members of our senior management team, including our Chairwoman, Chief Executive Officer and principal stockholder. The loss of the services of our Chairwoman and Chief Executive Officer or one of our other executive officers or senior management members could impair our ability maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

Our officers, certain of our directors and stockholders are affiliated with entities engaged in business activities similar to those conducted by us, which may compete directly with us, causing such persons to have conflicts of interest and conflicts in the allocation of their time to our business.

Our executive officers, certain of our directors and principal stockholders also serve as executive officers and/or directors in Navios Partners. Certain of our directors are also directors of other shipping companies and they may enter similar businesses in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals’ affiliation with us. Although we do not prevent our directors, officers and principal stockholders from having such affiliations, we use our best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest. If the separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers who also provide services to Navios Partners and its respective affiliate companies. Our officers are not required to work full-time on our affairs and, in the future, we may have additional officers that also provide services to these entities. As such, these individuals have fiduciary duties to Navios Partners, which may cause them to pursue business strategies that disproportionately benefit Navios Partners or which otherwise are not in our best interests or those of our stockholders. Conflicts of interest may arise between Navios Partners, on the one hand, and us and our stockholders on the other hand. Based solely on the anticipated relative size of the fleet owned by the Navios Partners, over the next twelve months, we estimate that certain our officers may spend a substantial portion of their monthly business time dedicated to the business activities of the Navios Partners and its affiliate companies. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

We are dependent on the Manager for administrative services.

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

Our ability to expand our customer relationships will depend largely on the Manager and its reputation and relationships in the shipping industry. If the Manager suffers material damage to its reputation or relationships, it may harm our ability to:

•	obtain financing on commercially acceptable terms; or
•	maintain satisfactory relationships with other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Navios Logistics’ Industry and Business

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

Further, public health or safety concerns and governmental restrictions, including those caused by outbreaks of pandemic diseases, such as the COVID-19 global pandemic, that cause Navios Logistics or its customers to suspend operations in affected areas, may impact both demand for, and supply of, Navios Logistics’ vessels in some of the countries in which they operate, or cause an economic downturn adversely affecting demand for its services.

Navios Logistics’ grain port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of its Grain Port Terminal, including the loading and unloading operations, as well as the space in silos could be exceeded, which could materially and adversely affect its operations and revenues.

A significant portion of Navios Logistics’ grain port business is derived from handling and storage of soybeans and other agricultural products produced in the Hidrovia Region mainly during the season between April and September. This seasonal effect could, in turn, increase the inflow and outflow of barges and vessels in its dry port and cause the space in our silos to be exceeded, which in turn would affect our timely operations or our ability to satisfy the increased demand. Inability to provide services in a timely manner may have a negative impact on its clients’ satisfaction and result in loss of existing contracts or inability to obtain new contracts.

Navios Logistics is subject to certain operating risks in its Port terminal Business that could affect the performance of its contractual commitments, and in its barge and cabotage businesses including vessel breakdowns or accidents, which could result in a loss of revenue from the affected vessels, which could result in a loss of revenue and could have a material adverse effect on its results of operations or financial condition.

Navios Logistics operations are subject to a number of risks affecting its Port Terminal Business and the port facilities under development. These risks include, but are not limited to, mechanical and electrical failure, accidents, personal injury, loss or theft of cargo, or damage, fires, explosions, business interruption, political conditions and hostilities, labor strikes, adverse weather conditions such as floods, natural disasters, accidents on waterways or in coastal routes or accidents in its loading or unloading terminals, including environmental accidents and collisions, each of which could result in damages, penalties, fines, indemnities or costs payable to third parties and other claims against Navios Logistics. Further, public health or safety concerns and governmental restrictions, including those caused by outbreaks of pandemic disease such as the COVID-19 pandemic, may cause Navios Logistics to suspend operations in affected areas. Navios Logistics’ exposure to these operating risks in its existing port facilities may adversely affect its capacity to duly perform its contractual obligations under its take-or-pay contracts. In addition, these operating risks may result in additional repair costs for equipment, including cranes, conveyor belts, stacker-reclaimer, shiploaders, or piers, which are unpredictable and can be substantial. The loss of earnings while these damages are being repaired, as well as the actual cost of these repairs, could decrease Navios Logistics’ revenues and earnings substantially, particularly if this leads to a default under its contracts, which would materially affect its financial condition and results of operations.

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

In each of Navios Logistics’ businesses, a significant part of its revenues derives from a small number of customers. Navios Logistics expects that a small number of customers will continue to generate a substantial portion of its revenues in the future. For the year ended December 31, 2022, our largest customers, Vale International S.A. (“Vale”) and YPF SA (“YPF”) accounted for 21.0% and 13.2%, respectively, of our revenues, and our five largest customers accounted for approximately 55.5% of our revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of our revenues. For the year ended December 31, 2021, its largest customers, Vale and YPF accounted for 23.4% and 10.1% of its revenues and its five largest customers accounted for approximately 53.6% of its revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of its revenues. For the year ended December 31, 2020, its largest customer, Vale, accounted for 31.8% of its revenues and its five largest customers accounted for approximately 58.7% of its revenues, with no such customer (other than Vale) accounting for greater than 10% of its revenues. In addition, some of Navios Logistics’ customers, including many of its most significant customers, operate their own vessels and/or barges as well as port terminals and these customers may decide to cease or reduce the use of its services for various reasons, including utilizing their own vessels and/or port terminals. The loss of any of its significant customers, including its large take-or-pay customers, the change of the contractual terms of any one of its most significant take-or-pay contracts or any significant dispute with one of these customers could materially and adversely affect its financial condition and our results of operations.

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

Navios Logistics could also become involved in legal disputes with customers relating to its contracts, including but not limited to Navios Logistics’ long-term take-or pay customers, be it through litigation, arbitration or otherwise, which could lead to delays in, or suspension or termination of its contracts and result in time-consuming, disruptive and expensive litigation or arbitration. If such contracts are suspended for an extended period of time, or if a number of Navios Logistics’ material contracts are terminated or renegotiated, its financial condition and results of operations could be materially and adversely affected. Even if Navios Logistics prevails in legal disputes relating to its customer contracts, which could entitle it to compensation, Navios Logistics cannot provide any assurance that it would receive such compensation on a timely basis or in an amount that would fully compensate Navios Logistics for its losses.

Vale’s payments represent a significant portion of Navios Logistics’ revenue and if Vale were unable or unwilling to fulfill their obligations under the in-force agreements with Navios Logistics, it could significantly reduce Navios Logistics’ revenues and cash flow.

Vale’s payments, including in connection with the Vale port contract, to Navios Logistics represented approximately 21.0%, 23.4% and 31.8% of its revenue for the years ended December 31, 2022, 2021 and 2020, respectively. Reductions in the demand for or the oversupply of iron ore would place Vale under financial pressure and may increase the likelihood of Vale being unable or unwilling to pay Navios Logistics contracted rates or renew contracts upon termination.

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

In July 2022, Vale S.A. announced the closing of the sale of its iron ore, manganese ore and logistics assets in the midwestern system to J&F Mineracao Ltda., an entity controlled by J&F Investimentos S.A. The Vale port contract entered into between Corporacion Navios S.A., a company controlled by Navios Logistics, and Vale dated September 27, 2013, remains in full force and effect. Any transfer, novation, or assignment of the Vale port contract or any obligations or rights arising thereunder by Vale is subject to the prior approval of the Navios counterparty.

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

Navios Logistics provides services through its ports and employ its fleet in highly competitive markets. The river and coastal sea logistics market is international in scope and Navios Logistics competes with many different companies, including other port or vessel owners and major oil companies.

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to those of Navios Logistics. With respect to exports, its competitors are Montevideo Port in Montevideo, Ontur and Terminales Graneleras Uruguayas S.A. (“TGU”) in Nueva Palmira.

The main competitor of its liquid port terminal in Paraguay is Petropar S.A. (“Petropar”), a Paraguayan state-owned entity. Other competitors include Copetrol S.A. (“Copetrol”), TLP Chartering (“TLP”), Petroleo Brasileiro S.A. (“Petrobras”), Trafigura Pte. Ltd. (“Trafigura”) and Monte Alegre S.A. (“Monte Alegre”).

Navios Logistics faces competition in its barge and cabotage businesses from other shipowners and from vessel operators. The charter markets in which its vessels compete are highly competitive. Key competitors include Atria Logistica S.A., Hidrovias do Brasil, Interbarge and P&O. In addition, some of its customers, including Archer Daniels Midland Company (“ADM”), Cargill International S.A. (“Cargill”), Louis Dreyfus Holding B.V. (“Louis Dreyfus’) and Vale Transbarge Navegacion S.A., have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Navios Logistics also competes indirectly with other forms of land-based transportation such as truck and rail. These companies and other smaller entities are regular competitors of Navios Logistics in its primary trading areas. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility.

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

A significant portion of Navios Logistics’ revenue from its grain port business is derived from the handling and storage of soybeans and other agricultural products produced in the Hidrovia Region. Any drought or other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for the Navios Logistics’ services. A reduction in demand could have a negative impact on its results of operations and financial condition. Furthermore, Navios Logistics’ fleet operates in the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short-term, reduce or limit its ability to transport cargo effectively on the rivers. The possible effects of climate change, such as floods, low river-water levels, droughts or increased storm activity, could similarly affect the demand for its services or its operations.

A prolonged drought, the possible effects of climate change, widespread or prolonged public health concerns or other turns of events that are perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers may, in the short-term, result in a reduction in the market value of its ports, barges and pushboats. For example, in 2021 and 2020, throughput of Navios Logistics’ grain port terminal decreased by 24.6% and 27.3%, respectively, compared to 2019 as a result of lower Uruguayan exports due to reduced Uruguayan soybean production and lower transshipment of grains from Paraguay and Bolivia due to difficult navigation conditions because of a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina which resulted in water levels in the Paraná River dropping to their lowest levels in decades, for consecutive years. Such difficult conditions adversely affected Navios Logistics’ barge business through 2022 and 2021, as barges have limited capacity in reduced drafts and trips take longer to be completed, which resulted in increased voyage expenses. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate profitably Navios Logistics’ barges and pushboats in the Hidrovia Region and Navios Logistics is forced to sell them to a third party located outside of the region, there is a limited market in which it would be able to sell these vessels, and accordingly it may be forced to sell them at a substantial loss, if at all. See “Item 5A. Operating Results—Overview—Factors Affecting Our Results of Operations—Weather Conditions”, as presented in Navios Logistics’ 20-F filed with SEC.

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

The completion and delivery of newbuildings could be delayed, canceled or otherwise not completed because of:

•	quality, design or engineering problems;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	work stoppages or other labor disturbances at the shipyard;
•	bankruptcy or other financial crisis of the shipbuilder;
•	a backlog of orders at the shipyard;

•	political or economic disturbances;
•	the impact of extraordinary external events, including the impact of global pandemics, and their collateral consequences, including labor shortages and government restrictions such as factory closures and restrictions on travel, resulting in the extended disruption of economic activity in the markets in which Navios Logistics operates;
•	weather interference or catastrophic event, such as a major earthquake or fire;
•	requests for changes to the original vessel specifications;
•	shortages of or delays in the receipt of necessary construction materials, such as steel;
•	inability to finance the construction or conversion of the vessels; or
•	inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, canceled or otherwise not completed, Navios Logistics’ future earnings could be materially and adversely affected.

Navios Logistics faces risks and costs associated with operation of ports and vessels, which risks and costs increase as the operational port equipment and vessels age.

The costs to operate and maintain a port or a vessel, increase with the age of the port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to Navios Logistics’ port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. The failure to make capital expenditures to alter or add new equipment to Navios Logistics’ barges, pushboats, vessels and/or ports may restrict the type of activities in which these barges, pushboats, vessels and/or ports may engage and may decrease their operational efficiency and increase its costs.

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

Navios Logistics’ failure to receive required approvals for or timely complete construction and commence full operation and/or secure satisfactory commercial contracts of its new planned Port Murtinho Terminal and Nueva Palmira Free Zone port terminal facilities could negatively affect Navios Logistics’ business operations, and Navios Logistics may experience difficulty managing its growth as its expands its business.

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

Navios Logistics also has about 120 acres available to be developed inside or near the Nueva Palmira Free Zone in Uruguay. In part of this available land, Navios Logistics plans to develop a new terminal for liquid products. The new liquid terminal will service the market for the storage and transshipment of liquid products and the sale of fuel products within Nueva Palmira Free Zone for bunkering operations of vessels. There can be no assurance that Navios Logistics will obtain all necessary authorizations and permits, or that the new liquid terminal in Nueva Palmira will be constructed.

The available land in Brazil and Uruguay where Navios Logistics plans to develop the new terminals, requires authorizations and permits from several governmental authorities in order to do so. If these authorities deny Navios Logistics’ request for authorization, or if existing authorizations are revoked, Navios Logistics will not be able to proceed with construction. There is no assurance that such approvals will be obtained.

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

At December 31, 2022, Navios Logistics employed 412 land-based employees and 577 seafarers as crew on its vessels. Crew costs are a significant expense for Navios Logistics. Labor union activity in the Hidrovia Region may create pressure for Navios Logistics to pay higher crew salaries and wages. In addition, fuel is one of the largest voyage expenses in Navios Logistics’ barge and cabotage businesses, when the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by governments, worldwide price levels and market conditions. Currently, most of Navios Logistics’ long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. Navios Logistics may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent Navios Logistics’ contracts do not pass-through changes in fuel prices to its clients, Navios Logistics will be forced to bear the cost of fuel price increases. Navios Logistics may hedge in the futures market all or part of its exposure to fuel price variations. Navios Logistics cannot provide you any assurance that it will be successful in hedging its exposure. In the event of a default by Navios Logistics’ contractual counterparties or other circumstance affecting their performance under a contract, Navios Logistics may be subject to exposure under, and may incur losses in connection with, its hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. Navios Logistics may not be able to pass onto its customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially and adversely affect Navios Logistics’ results of operations.

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

Navios Logistics periodically employs some of its fleet on a spot basis. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. Navios Logistics expects significant volatility in its target markets as the South American markets mature. Navios Logistics cannot provide any assurance that it will be successful in keeping its fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably, as spot rates may decline below the operating cost of vessels. A significant decrease in spot market rates or its inability to fully employ its fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially and adversely affect its results of operations, and operating cash flow.

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

Vessel owners and operators are subject to government regulation in the form of international conventions, and national, state, and local laws and regulations in the jurisdictions in which their vessels operate, and in international waters, as well as in the country or countries where their vessels are registered. Such laws and regulations include those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, discharges of operational and other wastes into the water, and ballast water management. In particular, ballast water management requirements will result in compliance costs relating to the installation of equipment on our vessels to treat ballast water before it is discharged and other additional ballast water management and reporting requirements. Investments in ballast water treatment may have a material adverse effect on Navios Logistics’ future performance, results of operations, cash flows and financial position.

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

Similarly, governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, are expected to become stricter in the future. Navios Logistics believes that the heightened environmental, safety, quality, and security concerns of insurance underwriters, regulators, and charterers will lead to additional requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements, and heightened due diligence obligations. Navios Logistics also may be required to take certain of its vessels out of service for extended periods of time to address changing legal requirements, which would result in lost revenue. In the future, market conditions may not justify these expenditures or enable Navios Logistics to operate its vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs.

Specific examples of expected changes that could have a significant, and potentially material, impact on Navios Logistics’ business include:

•	Further limitations on sulfur oxide and nitrogen oxide emissions from ships could cause increased demand and higher prices for low sulfur fuel due to supply constraints, as well as significant cost increases due to the implementation of measures such as fuel switching, vessel modifications such as adding distillate fuel storage capacity, or installation of exhaust gas cleaning systems or scrubbers;
•	Environmental requirements can affect the resale value or useful lives of its vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports;
•	Under local and national laws, as well as international treaties and conventions, Navios Logistics could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from its vessels or otherwise in connection with its operations.

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

Risks Relating to the Countries in which Navios Logistics’ Operates

Risks Relating to Argentina

Navios Logistics may be adversely affected by the economic, fiscal and political conditions of Argentina

Governmental actions in Argentina concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls, devaluation, wages and taxes, restrictions on production, imports and exports, have had and could continue to have a material adverse effect on Navios Logistics. Navios Logistics cannot provide any assurance that future economic, social and political developments in Argentina, over which it has no control, will not impair its business, financial condition or results of operations.

Continuing inflation may have material adverse effects on the Argentine economy.

Argentina has faced and continues to face high inflationary pressures. According to official information published by the Argentine Statistics and Census Institute (Instituto Nacional de Estadística y Censos), the inter-annual inflation recorded for the years 2021 and 2022 reached 50.9% and 94.8%, respectively.

A high inflation economy could undermine Argentina’s cost competitiveness abroad if not offset by a devaluation of the Argentine peso, which could also negatively affect economic activity and employment levels. Freight under the contracts with clients from Navios Logistics’ Argentine subsidiary are denominated in U.S. dollars and are collected in Argentine pesos at the prevailing exchange rate. These contracts also include crew cost adjustment terms. Uncertainty about future inflation may contribute to slowdown or contraction in economic growth. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Navios Logistics’ Argentine subsidiary could be affected by inflation and exchange rate volatility in the future. There can be no assurance that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Fernandez administration to control inflation will be effective or successful.

Notwithstanding the high inflation as of December 31, 2022, we do not consider inflation to be a significant risk to our cost of doing business in the future as the functional currency of our Argentine subsidiary is the U.S. dollar. In addition, the day-to-day operations of our Argentine subsidiary are dependent on the relative value of the Argentine peso to the U.S. dollar.

The current and future foreign exchange policy of Argentina may affect the ability of Navios Logistics’ Argentine subsidiary to make money remittances outside of Argentina.

In Argentina, since the amendment of the Convertibility Act No. 23,928 by Act No. 25,561 in January 2002, the Argentine government has imposed several restrictions on the purchase of foreign currency in the exchange market and the transfer of funds outside of Argentina, substantially limiting the ability of companies to retain foreign currency or make payments abroad, including the distribution of dividends These controls and restrictions currently apply with respect to access to the Argentine foreign exchange market for purchase of foreign currencies, the payment of external financial debts, the payment of dividends and corporate profits, payments of imports of goods and services, among other things, and impose the obligation to repatriate and settle the proceeds from exports of goods and services in Argentine pesos. In addition, the Argentine Central Bank established certain regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the restrictions set forth by the current foreign exchange control regulations.

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

The Argentine peso has suffered significant devaluations against the U.S. dollar in the past and has continued to devalue against the U.S. dollar in 2023. According to Argentina’s Central Bank, the Argentine peso depreciated approximately 17.5% in 2017, 100.0% in 2018, 56.0% in 2019, 41% in 2020, 22.0% in 2021 and 73.0% in 2022.

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

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the EU, China and the United States), including as a result of the Russian Ukraine war, could have a material adverse impact on Argentina’s balance of trade and could adversely affect Argentina’s economic growth. Argentina may also be affected by other countries that have influence over world economic cycles. If interest rates rise significantly in developed economies, including the United States, emerging market countries, whose economies, including Argentina, could find it increasingly challenging and expensive to borrow capital and refinance existing debt, which could negatively affect their economic growth.

Future policies of the Argentine government may affect the economy as well as Navios Logistics’ operations in Argentina.

During the past years, the Argentine government took several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as YPF, Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. Future expropriations, nationalizations or requisitions, as well as changes in taxation, acts, regulations or policies affecting foreign trade, investment, or others that may be adopted could adversely affect Navios Logistics’ business in Argentina and the financial condition and results of operations of its Argentine subsidiary. For example, the Fernandez administration announced its intention to expropriate a seed trade company, and while certain initial steps were taken by the government, no further action was taken from the Argentine government to effect such expropriation.

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

Certain of Navios Logistics’ subsidiaries in Uruguay are operating as direct free trade zone users under free zone user agreements (the “Free Zone User Agreements”) with the Uruguayan Free Zones Department, formerly known as the Free Zones Division of the Uruguayan Department of Trade. The Free Zone User Agreements allow these subsidiaries to operate in isolated public areas in Nueva Palmira, Uruguay, and to enjoy tax exemptions and other benefits, such as a generic exemption on present and future Uruguayan national taxes including the Corporate Income Tax, Value-Added Tax and Wealth Tax. Other benefits that such subsidiaries enjoy are simplified corporate law provisions, the ability to negotiate preferential public utility rates with government agencies and government guarantees of maintenance of such benefits and tax exemptions. Free trade zone users do not need to pay import and export tariffs to introduce goods from abroad to the free trade zone, to transfer or send such goods to other free trade zones in Uruguay or send them abroad. These Free Zone Agreements have been extended to 2046 and may be extended further until 2066 at its option. In order to ensure the continuity of these incentives through the course of their terms, Navios Logistics’ subsidiaries must meet the Free Zone User Agreements or regulations governing free trade zones. However, its subsidiaries may lose all the tax benefits granted to them or be subject to fines if the Uruguayan Free Zones Department concludes that its subsidiaries breached or failed to comply with the Free Zone User Agreements or regulations governing free trade zones. As a result, we could be materially and adversely affected.

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

The right of the Uruguayan Free Zones Department to terminate the Free Zone User Agreements prior to the stated expiration date in the agreement is subject to an explanation on the specific factual and the legal basis for the early-termination decision. Not every breach by a free-zone user will entitle the Uruguayan Free Zones Department to terminate a Free Zone User Agreement prior to its stated expiration date. Such a decision must therefore be proportional to the degree of alleged noncompliance.

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

Other Risks Relating to the Countries in which Navios Logistics’ Operates

Certain of the countries in which Navios Logistics operate or may in the future operate in have experienced, and may continue to experience or experience in the future, political, legal and economic instability. Its activities may be adversely affected by political or economic instability or changes in law relating to our industry. Navios Logistics operates in Argentina, Brazil, Uruguay, Paraguay and other markets. Navios Logistics can provide no assurance that changes in the governments or laws of the jurisdictions in which they operate or in the regulatory environment for its industry or for foreign-domiciled companies in such jurisdictions will not occur, or that such changes will not result in a material adverse effect on its business, financial condition, results of operations and prospects.

Navios Logistics is an international company, and as such is exposed to the risks of doing business in many different countries, including risks associated with operations in emerging market countries, whose economies, markets and legal systems may be less developed.

Navios Logistics is an international company and conducts all of its operations outside of the United States., and expects to continue doing so for the foreseeable future. These operations are performed in countries that are historically less developed and stable than the United States, such as Argentina, Brazil, Bolivia, Paraguay and Uruguay.

Some of the other risks Navios Logistics is generally exposed to through its operations in emerging market countries include among others:

•	political and economic instability, changing economic policies and conditions, and war and civil disturbances;
•	recessions in economies of countries in which Navios Logistics has business operations;

•	frequent government interventions into the country’s economy, including changes to monetary, fiscal and credit policy;
•	the impact of extraordinary external events, such as pandemics, and their consequences, resulting in the disruption of economic activity in our markets;
24

•	the imposition of additional withholding, income or other taxes, or tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;
•	the modification of Navios Logistics’ status or the rules and regulations relating to the international tax-free trade zone in which it operates its dry port;
•	the imposition of executive and judicial decisions upon Navios Logistics’ vessels by the different governmental authorities associated with some of these countries;
•	the imposition of or unexpected adverse changes in foreign laws or regulatory requirements;
•	longer payment cycles in foreign countries and difficulties in collecting accounts receivable;
•	difficulties and costs of staffing and managing its foreign operations;
•	compliance with anti-bribery laws; and
•	acts of terrorism.

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

Navios Logistics engages in regional commerce with a variety of entities. Navios Logistics’ revenues are predominantly U.S. dollar-denominated at the present. Additionally, Navios Logistics’ South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaraníes, Argentine pesos and Brazilian reais; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2022, 2021 and 2020 approximately 60.1%, 50.8% and 47.8%, respectively, of its expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing Navios Logistics’ income. A greater percentage of Navios Logistics’ transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of its overall risk management policy, Navios Logistics may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee it will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which it operates may occur, and if such fluctuations were to occur in one or a combination of the countries in which it operates, its results of operations or financial condition could be materially and adversely affected.

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

Concurrently with the refinancing of the NSM Loans (as defined herein), we entered into a convertible debenture with NSM (the “Convertible Debenture”), covering certain payments under the loans. NSM has the option to convert any portion of the principal outstanding balance into shares of common stock in accordance with a contractually determined formula. The maximum number of shares of our common stock issuable to NSM is 35.5 million shares. Please refer also to Note 16 “Transactions with Related Parties” and Note 17 “Preferred and Common Stock”), included elsewhere in this Annual Report.

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

Our securities are listed on the NYSE, a national securities exchange. The NYSE minimum listing standards require that we meet certain requirements relating to stockholders’ equity, number of round-lot holders, market capitalization, aggregate market value of publicly held shares and distribution requirements. For example, on April 18, 2018, we were notified by the NYSE that we were no longer in compliance with the NYSE’s continued listing standards because the average closing price of our common stock over a consecutive 30 trading-day period was less than $1.00 per common share. Although we regained compliance on January 3, 2019, following a reverse split of our stock, we cannot provide any assurance that our securities will continue to be listed on NYSE in the future. If NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;
26

•	a limited amount of news and analyst coverage for us;
•	a decreased ability for us to issue additional securities or obtain additional financing in the future;
•	limited liquidity for our stockholders due to thin trading; and
•	loss of preferential capital gain tax rates for certain dividends received by certain non-corporate U.S. holders and loss of “mark-to-market” election by U.S. holders in the event we are treated as a passive foreign investment company (“PFIC”).

Changing laws and evolving reporting requirements could have an adverse effect on our business, including the pending SEC Environmental, Social and Governance (“ESG”) disclosure rules in the U.S. and European Union.

Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation (“GDPR”), GHG and additional climate disclosure rules proposed by the SEC in March 2022 and expected to be finalized in 2023, along with other anticipated ESG reporting rules which are expected in 2023, may create additional compliance requirements for us. We may receive pressure from investors, lenders and other market participants, who are focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. To maintain high standards of corporate governance and public disclosure, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards.

Companies that do not adapt to, or comply with, investor, lender, or other industry shareholder expectations and standards which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a accompany could be materially and adversely affected.

Risks Relating to Our Series G and Series H and the Depositary Shares

Our Series G and Series H are represented by the Depositary Shares. The Depositary Shares are subordinated to our debt obligations, and the interests of a holder of Series G, Series H or Depositary Shares could be diluted by the issuance of additional shares, including additional Series G or Series H or by other transactions.

Our Series G, with a liquidation preference of $2,500.00 per share and our Series H, with a liquidation preference of $2,500.00 per share (the Series G and the Series H together referred to as the “Series G and H”), both represented by American Depositary Shares (the “Depositary Shares”), are subordinated to all of our existing and future indebtedness. As of December 31, 2022, our total debt was $686.8 million. We may incur substantial additional debt from time to time in the future, and the terms of the Series G and H do not limit the amount of indebtedness we may incur. In February 2016, we announced the suspension of payment of quarterly dividends on our common stock and on the Series G and Series H. The payment of principal and interest on our debt reduces cash available for distribution to us and on our shares, including the Series G and H and the Depositary Shares, should such dividends be reinstated. We currently have no plans or intention to pay dividends on the Series G or Series H.

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

We may not have sufficient to enable us to pay dividends on or to redeem our Series G and H, and accordingly the Depositary Shares, as the case may be, following the payment of expenses and the establishment of any reserves.

In February 2016, we announced the suspension of payment of quarterly dividends on the Series G and Series H, and have not made a quarterly dividend payment on the Series G or Series H since then, and as a result the respective dividend rates increased by 0.25%. We will reinstate and pay quarterly dividends on the Series G and H, and accordingly the Depositary Shares, only from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available to reinstate such dividend or to pay dividends each quarter if and when reinstated. We currently have no plans or intention to pay dividends on the Series G or Series H. In addition, we may have insufficient cash available to redeem the Series G and H, and accordingly the Depositary Shares. The amount of cash we can use to pay dividends or redeem our Series G and H and the Depositary Shares depends upon the amount of cash we generate from our operations, which may fluctuate significantly, and other factors, including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;
•	the amount of any cash reserves established by our board of directors;
•	restrictions under our credit facilities and other instruments and agreements governing our existing and future debt, including restrictions under our existing credit facilities and indentures governing our debt securities (other than the indenture governing 9.75% Senior Notes due 2024 (the “2024 Notes”) on our ability to pay dividends if an event of default has occurred and is continuing, or if the payment of the dividend would result in an event of default, and on our ability to redeem equity securities;
•	restrictions under Marshall Islands law as described below; and
•	our overall financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and to the risks associated with the shipping industry, our dry bulk operations and the other factors described herein, many of which are beyond our control.

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

Furthermore, holders of the Depositary Shares may encounter difficulties in exercising any voting rights acquired by the Series G or the Series H for as long as they hold the Depositary Shares rather than the Series G or the Series H. For example, holders of the Depositary Shares will not be entitled to vote at meetings of holders of Series G or of the Series H, and they will only be able to exercise their limited voting rights by giving timely instructions to CITIBANK, N.A. (the “Depositary”) in advance of any meeting of holders of Series G or the Series H, as the case may be. On March 29, 2021, we entered into an amended and restated deposit agreement with the Depositary, whereby the Depository succeeded The Bank of New York Mellon as depositary of the Depositary Shares. The Depositary will be the holder of the Series G or the Series H underlying the Depositary Shares and holders may exercise voting rights with respect to the Series G or the Series H represented by the Depositary Shares only in accordance with the deposit agreement (the “Deposit Agreement”) relating to the Depositary Shares. To the limited extent permitted by the Deposit Agreement, the holders of the Depositary Shares should be able to direct the Depositary to vote the underlying Series G or the Series H, as the case may be, in accordance with their individual instructions. Nevertheless, holders of Depositary Shares may not receive voting materials in time to instruct the Depositary to vote the Series G or the Series H, as the case may be, underlying their Depositary Shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions of the holders of Depositary Shares or for the manner of carrying out such instructions. Accordingly, holders of Depositary Shares may not be able to exercise voting rights, and they will have little, if any, recourse if the underlying Series G or the Series H, as the case may be, is not voted as requested.

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

Depositary Shares became less liquid following the Exchange Offer and Tender Offer.

During March and April 2019, Navios Holdings exchanged cash and/or 2024 Notes for 10,930 Series H and 8,841 Series G, respectively. In addition, as of the completion of Navios Holdings’ tender offer (“Tender Offer”) on October 21, 2022, a total of 20,185 Series G ADSs and a total of 584,158 Series H ADSs were validly tendered in exchange for cash. Following consummation of the Exchange Offer and Tender Offer, the number of Depositary Shares that are publicly traded has been reduced and the trading market for the remaining outstanding Depositary Shares may be less liquid and market prices may fluctuate significantly depending on the volume of trading in the Depositary Shares. Therefore, holders whose Depositary Shares were not repurchased will own a greater percentage interest in the remaining outstanding Depositary Shares following consummation of the Exchange Offer. This reduced the volume of trading and make it more difficult to buy or sell significant amounts of Depositary Shares without affecting the market price. Decreased liquidity may make it more difficult for holders of Depositary Shares to sell their Depositary Shares.

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

Risks Relating to Navios Logistics’ Indebtedness

Navios Logistics has substantial debt and may incur substantial additional debt, which could adversely affect its financial health and its ability to obtain financing in the future, react to changes in the business and make payments on the 2025 Notes and our other obligations.

At December 31, 2022, Navios Logistics had approximately $559.4 million in aggregate principal amount of debt outstanding.

Navios Logistics’ substantial debt could have important consequences to our business, including the following:

•	its ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes and its ability to satisfy its obligations with respect to the 2025 Notes may be impaired in the future, or such financing may not be available on favorable terms;
•	a substantial portion of its cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to them for other purposes;
•	it may be more difficult for them to satisfy its obligations to its lenders and noteholders, resulting in possible defaults on and acceleration of such indebtedness;
•	Navios Logistics may be more vulnerable to general adverse economic and industry conditions;
•	Navios Logistics may be at a competitive disadvantage compared to its competitors with less debt or comparable debt at more favorable interest rates, who may be better positioned to withstand economic downturns;
•	its ability to refinance indebtedness may be limited or the associated costs may increase; and
•	its flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or Navios Logistics may be prevented from carrying out capital spending that is necessary or important to its growth strategy and efforts to improve operating margins or its business.

Its ability to service its debt will depend upon, among other things, its future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond its control. If its operating results are not sufficient to service its current or future indebtedness, Navios Logistics will be forced to take actions such as reducing or delaying its business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. Navios Logistics may not be able to effect any of these remedies on satisfactory terms, or at all.

Further, Navios Logistics and its subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements governing the terms of our indebtedness permit them to incur substantial additional indebtedness in accordance with the terms of such agreements. Navios Logistics also may incur new indebtedness if they expand its business or purchase new vessels or for other purposes. Any secured indebtedness permitted under the 2025 Notes would be effectively senior to the 2025 Notes to the extent of the value of the assets securing such indebtedness, as would all indebtedness of non-guarantor subsidiaries. If new debt is added to its current debt levels, the related risks that Navios Logistics now face would increase and Navios Logistics may not be able to meet all of its debt obligations, including the repayment of the 2025 Notes. In addition, the indenture governing the 2025 Notes does not prevent them from incurring obligations that do not constitute indebtedness as defined therein.

The agreements and instruments governing Navios Logistics’ debt contain restrictions and limitations that could have a significant negative impact on its ability to operate its business.

The indenture governing the 2025 Notes imposes significant operating and financial restrictions on them, including those that limit its ability to engage in actions that may be in its long-term interests. These restrictions, among others, may limit our ability to:

•	incur guarantees or additional indebtedness;
•	create certain liens on our assets;
•	make investments;
•	engage in mergers and acquisitions and sell all or substantially all of its properties or assets;
•	pay dividends or redeem capital stock;

•	create or permit restrictions on the ability of its restricted subsidiaries to pay dividends or make other distributions to them;
•	engage in sale and leaseback transactions;
•	sell vessels or other assets;
•	change the flag, class or commercial and technical management of its vessels that constitute collateral under the 2025 Notes; and
•	transfer or sell any of its vessels that constitute collateral under the 2025 Notes.

Therefore, Navios Logistics may be restricted from engaging in some corporate and commercial actions that they believe would be in the best interest of its business, which may make it difficult for them to successfully execute its business strategy or effectively compete with companies that are not similarly restricted. Any future credit agreement or other indebtedness may include similar or more restrictive provisions.

Navios Logistics are required to comply with the covenants contained in the indenture governing the 2025 Notes. In addition, its future credit agreements may require that Navios Logistics maintain other specific financial covenants. Navios Logistics may be required to take action to reduce its debt or to act in a manner contrary to its business objectives to meet these ratios and satisfy these covenants and ratios. Events beyond its control, including changes in the economic and business conditions in the markets in which Navios Logistics operate, may affect its ability to comply with these covenants. Navios Logistics cannot provide any assurance that they will meet these ratios or satisfy these covenants or that its lender will waive any failure to do so. A breach of any of the covenants in, or its inability to maintain the required financial ratios under, its credit agreements would prevent them from borrowing additional money under the facilities and could result in a default under them.

The 2025 Notes are secured by: (i) first priority ship mortgages on four tanker vessels servicing its Cabotage Business (the Elena H, Makenita H, Sara H and He Man H) that are owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”), and related assignments of earnings and insurance, together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”). Its future debt is likely to be secured by mortgages on its vessels, barges or ports, vessels under construction pursuant to ship-building contracts, guarantees by its subsidiaries and/or other related assets, such as assignments of insurances and earnings or some combination of the foregoing. If a default occurs under the 2025 Notes or future credit facilities, the lenders could elect to declare such debt, together with accrued interest and other fees and expenses, to be immediately due and payable and foreclose on the collateral, including its vessels, barges, ports or other assets securing that debt. In a case where a credit facility was used to finance the scheduled payments as they come due under shipbuilding contracts, such a default could result in default by us under the associated ship-building contract and possible foreclosure of its rights in the related vessel under construction. In addition, a payment default under a ship-building contract would give the shipyard the right to terminate the contract without any further obligation to finish construction and may give it rights against them for having failed to make the required payments.

Any loss of vessels or assets could significantly decrease its ability to generate positive cash flow from operations and, therefore, to service its debt. Moreover, if the holders of the 2025 Notes or lenders under a credit facility or other agreement in default were to accelerate the debt outstanding under that facility, it could result in a cross default under other debt. If all or part of its debt were to be accelerated, Navios Logistics may not have or be able to obtain sufficient funds to repay it upon acceleration. This could have serious consequences to its financial condition and results of operations and could cause them to become bankrupt or insolvent. Its ability to comply with these covenants in future periods will also depend substantially on the value of its assets, its success at keeping its costs low, its ability to implement its overall business strategy, and its charter rates. Any future credit agreement or amendment may contain similar covenants, or covenants that are more restrictive.

Navios Logistics’ ability to generate the significant amount of cash needed to service its debt obligations and its ability to refinance all or a portion of its indebtedness or obtain additional financing depends on many factors, many of which may be beyond its control.

Navios Logistics’ ability to make scheduled payments on, or to refinance its obligations under, its debt, will depend on its financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond its control. Navios Logistics cannot provide any assurance that its business will generate sufficient cash flow from operations, that currently anticipated business opportunities will be realized on schedule or at all, or that future borrowings will be available to them in amounts sufficient to enable them to service its indebtedness and any amounts borrowed under future credit facilities, or to fund our other liquidity needs.

Navios Logistics will use cash to pay the principal and interest on its debt. These payments limit funds otherwise available for working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, its current liabilities may exceed its current assets. Navios Logistics may need to take on additional debt as they expand its fleet or port terminals, which could increase its ratio of debt to equity. The need to service its debt may limit funds available for other purposes and its inability to service debt in the future could lead to acceleration of its debt and foreclosure on its owned vessels.

Navios Logistics cannot provide any assurance that they will be able to refinance any of its indebtedness or obtain additional financing, particularly because of its anticipated high levels of indebtedness and the indebtedness incurrence restrictions imposed by the agreements governing our indebtedness, as well as prevailing market conditions. Navios Logistics could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its indebtedness service and other obligations.

The indenture governing the 2025 Notes restricts, and any agreements governing future indebtedness may restrict, its ability to dispose of assets and use the proceeds from any such dispositions. Navios Logistics cannot provide any assurance that there will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that they realize will be adequate to meet indebtedness service obligations when due.

Navios Logistics is subject to volatility in interest rates, including SOFR, under its debt obligations, which could affect its profitability, earnings and cash flow.

The publication of LIBOR is expected to be discontinued imminently. The U.S. banking agencies issued guidance instructing banks to cease entering into new contracts referencing LIBOR no later than December 31, 2021, with certain exceptions. The Federal Reserve Bank of New York now publishes the Secured Overnight Financing Rate (“SOFR”) based on overnight U.S. Treasury repurchase agreement transactions, which has been recommended as the alternative to U.S. dollar LIBOR by the Alternative Reference Rates Committee convened by the Federal Reserve and the Federal Reserve Bank of New York. Accordingly, the method and rate used to calculate our interest rates and/or payments on its floating-rate debt in the future may result in interest rates and/or payments that are higher than, or that do not otherwise correlate over time with, the interest rates and/or payments that would have been applicable to its obligations if LIBOR was available in its current form, which could have a material adverse effect on its financial position, results of operations and liquidity.

Certain of its loans have a floating rate based on SOFR, which has increased recently after a long period of relative stability at historically low levels, and has been volatile in past years, which can affect the amount of interest payable on its debt, and which, in turn, could have an adverse effect on our profitability, earnings and cash flow.

The market values of Navios Logistics’ vessels may fluctuate significantly, which could cause Navios Logistics to be in breach of certain debt covenants that currently has or debt covenants that it may incur in the future.

Factors that influence vessel values include:

•	prevailing level of vessel contract rates;
•	number of newly constructed vessel deliveries;
•	number of vessels scrapped or otherwise removed from the total fleet;
•	governmental and other regulations and changes in environmental and other regulations that may limit the useful life of vessels;
•	changes in global commodity supply and demand;
•	types and sizes of vessels;
33

•	development and viability of other modes of transportation and increase in use of other modes of transportation;
•	number of vessels of similar type and size currently on the market for sale;
•	lifetime maintenance records;
•	technological advances;
•	where the vessels were built and as-built specification;
•	the availability of finance or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;

•	the cost of retrofitting or modifying existing vessels to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise;
•	cost of newly constructed vessels;
•	governmental or other regulations; and
•	general economic and market conditions affecting the shipping industry.

If the market values of its owned vessels decrease, Navios Logistics may breach covenants contained in any existing or future credit facility. If Navios Logistics breaches such covenants and is unable to remedy any relevant breach, its lenders could accelerate its debt and foreclose on that debt. Any loss of vessels would significantly decrease its ability to generate positive cash flow from operations and, therefore, service its debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, Navios Logistics would incur a loss.

 Navios Logistics may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing the 2025 Notes.

If Navios Logistics experience specified changes of control, they would be required to make an offer to repurchase all of the 2025 Notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control could constitute a default under its existing or future indebtedness. Such indebtedness would be immediately due and payable in an event of default, including due to a change of control. As a result, following a change of control event, Navios Logistics would not be able to repurchase 2025 Notes unless Navios Logistics first repays any of our other indebtedness that contains such provisions, or obtain a waiver from the holders of such indebtedness to permit them to repurchase the 2025 Notes. Navios Logistics may be unable to repay all of that indebtedness or obtain a waiver of that type.

Any requirement to offer to repurchase outstanding 2025 Notes may therefore require them to refinance its other outstanding debt, which Navios Logistics may not be able to do on commercially reasonable terms, if at all. In addition, its failure to purchase the 2025 Notes after a change of control in accordance with the terms of the indenture would constitute an event of default under the indenture, which in turn may result in a default under its other indebtedness.

Its inability to repay certain indebtedness will also constitute an event of default under the indenture governing the 2025 Notes, which could have materially adverse consequences to them and its investors. In the event of a change of control, Navios Logistics cannot provide any assurance that Navios Logistics would have sufficient assets to satisfy all of its obligations under any such indebtedness and the 2025 Notes. If Navios Logistics is unable to fulfill such debt obligations it could materially and adversely affect our financial condition and results of operations.

The international nature of Navios Logistics’ operations may make the outcome of any insolvency or bankruptcy proceedings or other exercise of remedies outside of bankruptcy difficult to predict.

Navios Logistics is incorporated under the laws of the Republic of the Marshall Islands and is subsidiaries are incorporated under the laws of the Republic of the Marshall Islands, Panama, Uruguay, Argentina, Paraguay, Brazil and the British Virgin Islands, and Navios Logistics conduct operations in South America. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving them or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. Navios Logistics has limited operations or assets in the United States. If Navios Logistics becomes a debtor under the U.S. bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of its assets, wherever located, including property situated in other countries. There can be no assurance, however, that Navios Logistics would become a debtor in the United States or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over them and its operations and assets would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

Further, in the event of a liquidation, bankruptcy or judicial reorganization in certain jurisdictions including Argentina, Brazil, Paraguay and Uruguay, certain statutory preferences, including post-petition claims, claims for salaries, wages, social security, taxes, court fees and expenses and claims secured by collateral, among others, will have preference over any other claims, including claims by any investor or creditor. In such event, enforcement of its obligations may be unsuccessful and the value of our common shares may deteriorate substantially or entirely.

The 2025 Notes are guaranteed by guarantors organized under the laws of different countries. The rights of the 2025 Noteholders under the guarantees are thus subject to the laws of these jurisdictions, and Navios Logistics can provide no assurance that the 2025 Noteholders will be able to enforce their rights in multiple bankruptcy, insolvency or similar proceedings or outside of bankruptcy. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of rights of holders.

In addition, the bankruptcy, insolvency, administrative, creditors right and other laws of the various jurisdictions of organization may be materially different from, in conflict with or less favorable than, each other and those of the United States in certain areas, including creditors’ rights, priority of creditors, the ability to obtain post-petition interest, fees and expenses or adequate protection and the duration of the insolvency proceeding. The application of these various laws in multiple jurisdictions could trigger disputes over which jurisdiction’s law should apply and could adversely affect the ability of the holders of our outstanding indebtedness to enforce their rights and to collect payment on such indebtedness and materially and adversely affect our financial condition and results of operations.

Panama

Under Panamanian bankruptcy laws, Panamanian courts would not agree to hear any bankruptcy arising from activities in another country other than Panama. If there is a bankruptcy proceeding against a Panamanian corporation operating in another country, it will be the bankruptcy courts of that country which will be competent to hear the bankruptcy proceeding.

Any judgment issued by a court of competent jurisdiction with respect to a Panamanian corporation operating outside Panama may be enforceable in Panama by registering such judgment with the Supreme Court in Panama.

Uruguay

Uruguayan courts are competent to consider bankruptcy cases where the debtor is domiciled in Uruguay, when the center of activity of the debtor is in Uruguay or when the debtor has or had an office, permanent establishment or exploitation in Uruguay.

If the guarantors, or any of the creditors of the guarantors, file a petition for bankruptcy in Uruguay, Uruguayan bankruptcy law will apply except for the impact of the bankruptcy declaration on the contracts that are validly governed by a foreign law.

Uruguayan and foreign creditors have the same treatment in case of bankruptcy, except in case of labor credits with general privilege which will receive preferential treatment over the assets of the debtor located in Uruguay.

Upon a court declaration of bankruptcy, all the debtor’s assets, either located within Uruguayan territory or abroad, will be placed under the control of a receiver to be appointed for the benefit of all creditors. In some cases, after a bankruptcy court declaration, the bankrupt party may continue to manage its assets with the supervision of a receiver. Otherwise, the receiver will run the business and manage the bankrupt party.

In addition to the above, certain transactions occurring prior to the declaration of bankruptcy may be found by the court to be null and void, such as:

•	contracts entered into for no proper consideration executed within the previous two years of the court declaration of bankruptcy;
•	any mortgage or pledge of any assets granted to secure prior and pending obligations with a creditor, or to secure a new obligation assumed with the same creditor immediately after the former obligation is cancelled, if the encumbrance is granted within six months of the court declaration;
•	any payments made to a creditor for obligations that are not yet due, if the payment was completed within six months of the court declaration; and

•	cancellation of contracts executed within six months of the court declaration.

In addition, upon the petition of the receiver (or in subsidy, by creditors representing 5% of the debtor’s total liabilities), the court may nullify transactions entered into up to two years prior to the entry into the bankruptcy if it is concluded that they were entered into with a malicious intent (fraud) to prevent creditors from satisfying their bona fide claims and the contracting party knew or should have known that the party facing the bankruptcy was insolvent or had suspended payments on its obligations. In case of transaction with parties related to the debtor, the knowledge of the insolvency of the debtor by the contracting party is assumed. Companies of the same group are considered by bankruptcy law as related parties.

Clawback actions become time barred two years after the declaration of bankruptcy but there are other fraudulent conveyance actions available to creditors that are not subject to such statute of limitations.

Argentina

Under Argentine law, in the event that a guarantor becomes subject to a reorganization proceeding or to bankruptcy, the relevant guarantee, if granted within a maximum of two years before the date of declaration of bankruptcy or the date of initiation of the reorganization proceeding (if it is an indirect bankruptcy), may be deemed to have been a fraudulent transfer null and void if certain circumstances are met, such as the case in which the guarantor did not receive a fair consideration in exchange for the granting of such guarantee. The validity and enforceability of the guarantee granted by a guarantor that is an Argentine entity requires the guarantee to be granted in the best interest of the Argentine guarantor and that the Argentine guarantor is authorized by its by-laws to provide guarantees and receives fair and adequate consideration for the granting of the guarantee.

Argentine law establishes rankings of privileges and priorities among creditors in order to receive payment in a reorganization proceeding or bankruptcy subject to the nature and cause of their credits (claims for salaries, wages, social security contributions, taxes, among others, will take priority over any claims, both secured and unsecured).

In addition, under Argentine law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the 2025 Notes are declared null, the guarantees would, under Argentine law, be deemed to be null as well.

If proceedings were brought in the courts of Argentina seeking to enforce its obligations Navios Logistics would not be required to discharge its obligations in the original currency of the obligations. Any judgment obtained against us in Argentine courts in respect of any payment of its obligations could be discharged solely in Argentine pesos equivalent to the U.S. dollar amount of such payment at the official certain exchange rate. There can be no assurance that such rates of exchange will afford its investors or creditors full compensation of the amount invested in or loaned to them nor that the currency exchange regulations will permit investors or creditors to convert any amount of Argentine pesos received into U.S. dollars. See “—Risks Relating to Argentina—The current and future foreign exchange policy of Argentina may affect the ability of its Argentine subsidiary to make money remittances outside of Argentina.”

Paraguay

Bankruptcy proceedings in Paraguay may be less favorable to holders of its 2025 Notes than in other jurisdictions. For example, Paraguayan creditors receive preferential treatment, which means that creditors resident in Paraguay would receive payments prior to any payment being made on the guarantees. Furthermore, the obligations under the guarantees would be subordinated to certain statutory preferences such as maritime privileges, amongst which are claims for salaries, wages, taxes, port facilities and others.

Brazil

Brazilian legal framework for economically distressed companies or individuals generally consists of the provisions set forth by the Brazilian Bankruptcy and Reorganization Federal Law (“BBRL”—Law No. 11101, dated February 9, 2005, as amended by Federal Law 14,112/2020, sets out the rules for bankruptcy and insolvency in Brazil). The BBRL contains certain provisions that resemble the insolvency procedures regulated by US Bankruptcy Code under Chapters 11 and 7. It regulates two different situations: (i) reorganization, that may take place (a) in court (judicial reorganization) or (b) out of court (extrajudicial reorganization), both aiming at surpassing debtor’s temporary financial distress; and (ii) bankruptcy liquidation, which is intended to liquidate the company and its assets and must be always administered by a court appointed trustee.

A bankruptcy liquidation request can be filed by the company itself, its shareholders or partners, or any of its creditors. BBRL lists the events upon which bankruptcy liquidation may be requested by a company’s creditors, including the following: (i) company’s failure to provide payment of any liquid obligation when owed under a credit instrument in an amount higher than 40 Brazilian minimum monthly wages; (ii) company arbitrarily anticipating the liquidation of assets or making payments in a damaging or fraudulent way; (iii) company attempting or actually performing fraudulent deals or sales of all or substantially all assets to a third party, creditor or otherwise; and (iv) transfer of company’s establishment to third parties, creditors or otherwise, without the consent of all other creditors and without keeping sufficient assets to fulfill its obligations. A bankruptcy liquidation order entails two important matters concerning credits: (i) acceleration of all company’s indebtedness, and (ii) conversion of foreign currency-denominated debts into national currency ones, based on the bankruptcy liquidation decree exchange rate.

Any judgment obtained against Navios Logistics in Brazilian courts in respect of any payment obligations normally would be expressed in the Brazilian currency equivalent of the U.S. dollar amount of such sum at the exchange rate in effect (i) on the date of actual payment, (ii) on the date on which such judgment is rendered, or (iii) on the date on which collection or enforcement proceedings are started against us. Consequently, in the event of bankruptcy, all of its debt obligations that are denominated in foreign currency will be converted into Brazilian currency at the prevailing exchange rate on the date of declaration of our bankruptcy by the court. In bankruptcy liquidation proceedings, creditors would be paid in accordance with the priority rule set forth by the BBRL. Finally, payments under bankruptcy liquidation proceedings in Brazil usually occur within two to 12 years after the filing of the proceeding, and the assets are generally not sufficient to pay off all of the creditors.

Certain requirements must be met for the recognition and enforceability of a foreign judgment by courts outside the United States.

Most of Navios Logistics’ directors and officers, selling shareholders and experts reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon these persons or to enforce outside the United States judgments obtained against them or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws, or to otherwise bring original actions in foreign courts to enforce such liabilities. Likewise, it may also be difficult to enforce judgments obtained in non-U.S. courts against us or against these persons, in U.S. court, including judgments obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an action in a Brazilian court predicated upon the civil liability provisions of the U.S. federal securities laws against them or these persons. Although a person may bring an original or derivative action against them or its affiliates in the courts of the Republic of the Marshall Islands, and the courts of the Republic of the Marshall Islands may impose civil liability, including monetary damages, against them or its affiliates for a cause of action arising under Republic of the Marshall Islands law, it may impracticable for an individual investor to do so.

Panama

Foreign judgments would be recognized and enforced in Panama by the Supreme Court, provided that the requirements of Article 1419 of the Judicial Code of the Republic of Panama are met. Article 1419 establishes that judgments issued by foreign courts as well as foreign arbitral awards will be effective in accordance with the respective agreements or treaties. If there are no special treaties with the country in which the judgment has been issued, the judgment can be executed in Panama, unless there is proof that the country does not recognize judgments issued by Panamanian courts. If the judgment comes from a country in which awards or judgments issued by Panamanian courts are not recognized, then the judgment will not be recognized in Panama. Without prejudice to what is established in special treaties, no foreign judgment will be executed in Panama unless it complies with the following requisites: (1) that the judgment be issued as a consequence of a personal action, provided what it is specially stipulated by the law in testamentary successions in foreign countries; (2) that the judgment has not been issued in contumacy, contempt of court or default, it being understood, that the lawsuit has not been personally served or notified to the defendant, being said personal service of process ordered by the competent court, unless the defendant in contumacy requests its execution; (3) that the obligation contained in the judgment be licit in Panama; and (4) that the copy of the judgment be authentic. Judgment means the decision granting the claim.

Uruguay

The enforcement of foreign judgments, including judgments of a court in the United States, will be recognized and enforced in Uruguay without review of its merits provided the following requirements are met:

•	the foreign judgment shall meet the formal requirements necessary for it to be considered authentic in the jurisdiction where it was rendered (i.e. notarization, legalization and/or apostille as the case may be);
•	the foreign judgment and any relevant documents should be duly legalized or apostilled in the country where the decision was issued and translated into Spanish (if necessary) by a duly authorized Uruguayan translator;
•	the judgment shall have been rendered by a court with international jurisdiction to hear the matter pursuant to its own law and the matter should not be one in which Uruguayan Courts enjoy exclusive jurisdiction;
•	the defendant must have been properly served notice of the proceeding and granted a reasonable opportunity to defend and present its case;
•	the judgment must be final (“res judicata”) in the country where it was issued and must have complied with all formalities required for the enforceability under the laws of the country where it was issued; and;
•	the decision shall not violate Uruguayan international public policy principles (orden publico internacional).

For the purposes of enforcement and collection in Uruguay, the request for recognition (“exequatur”) shall be first filed before the Supreme Court of Justice in Uruguay, who shall verify compliance with the aforementioned requirements. Service of notice shall be given on the defendant who will have 20 days to file its objection to the application for recognition. The Supreme Court’s decision shall be final and cannot be challenged later.

If enforcement is granted, the file will be sent to the competent lower court to carry out proceedings for enforcement and collection. Upon completion of the Exequatur proceeding as described above, it will be possible to enforce the judgment, without the need to appoint any agent for service of process.

Argentina

A final and conclusive foreign judgment would be recognized and enforced by the courts in Argentina without any retrial or re-examination of the merits of the original action provided that the requirements of Sections 517 through 519 of the Argentine National Code of Civil and Commercial Procedures (if enforcement is sought before federal courts) are met. These requirements include: (1) the judgment, which must be final in the jurisdiction where rendered, must have been issued by a court competent pursuant to Argentine principles regarding international jurisdiction and must have resulted from a personal action, or an in rem action with respect to personal property if such property was transferred to Argentine territory during or after the prosecution of the foreign action, (2) the defendant against whom enforcement of the judgment is sought must have been personally served with the summons and, in accordance with due process of law, must have been given an opportunity to defend itself against such foreign action, (3) the judgment must be valid in the jurisdiction where rendered and its authenticity must be established in accordance with the requirements of Argentine law, (4) the judgment must not violate the principles of public policy of Argentine law, and (5) the judgment must not be contrary to a prior or simultaneous judgment of an Argentine court. There might be other requirements set forth by laws that replace or complement the National Code of Civil and Commercial Procedures in the future. If the enforcement is sought before provincial courts, other requirements may apply through application of the corresponding provincial codes of procedures.

In addition, Section 2609 of the Argentine Civil and Commercial Code, sets forth the exclusive jurisdiction of Argentine courts on disputes related to (i) rights in rem over real estate located in Argentina, (ii) validity or nullity of registrations performed before an Argentine public registry, and (iii) registration and validity of intellectual property rights.

Navios Logistics has been advised that there is doubt as to the enforceability in Argentina, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

Moreover, court costs, including (without limitation) filings fees and deposits to secure judgments, and the payment of stamp taxes may be required by the competent authorities in Argentina in case a foreign judgment has effects in Argentina, upon, for instance, re-litigation, enforcement or registration of such judgment in Argentina.

Paraguay

Foreign judgments have force in Paraguay provided that: (1) the judgment was obtained in an action in personam; (2) the defendant must have been personally served with the summons and given an opportunity to defend against foreign action (3) the obligation on which the action was based is valid in accordance with Paraguay’s law; (4) the decision is final; (5) proper certification and legalization is complied with in accordance with Paraguay law; (6) the judgment has not been pronounced by default of condemned party; (7) the judgment does not violate Paraguayan law principles of public policy, and (8) the judgment is not contrary to a prior or simultaneous judgment by a Paraguayan court.

Brazil

Judgments of Brazilian courts enforcing obligations under the guarantees would be payable only in Brazilian currency. If a plaintiff were to bring proceedings against Navios Logistics in the courts of Brazil seeking to enforce the obligations under the guarantees, Navios Logistics would not be required to discharge our obligations in a currency other than Brazilian currency. Any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantees would be payable in Brazilian currency. Navios Logistics cannot provide any assurance that this amount in Brazilian currency will afford a plaintiff full compensation of the amount sought in any such litigation.

Certain requirements must be met for the recognition and enforceability of foreign judgments in Brazil. Subject to the following, a final and conclusive judgment for civil liabilities rendered by any court in the United States or elsewhere would be recognized in the courts of Brazil (to the extent that Brazilian courts have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Brazilian Superior Court of Justice (Superior Tribunal de Justica), such ratification being subject to:

•	the judgment fulfilling all formalities required for its enforceability under the laws of the jurisdiction where the judgment was rendered;
•	the judgment contemplating an order to pay a determined sum of money;
•	the judgment being issued by a competent court after proper service of process of the parties, which service must comply with Brazilian law if made within Brazil, or after sufficient evidence of the parties’ absence has been given, pursuant to applicable law;

•	the judgment being not subject to appeal (the decision is final; there is res judicata);
•	the judgment being legalized by the Brazilian consular office in the country where the foreign judgment is issued, unless such judgment is apostilled by a competent authority of the country in which the decision was issued, according to the Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents of 5 October 1961, and is accompanied by a sworn translation into Portuguese;

•	the judgment being translated into Portuguese by a certified translator;
•	the judgment not being contrary to Brazilian public order, Brazilian sovereignty or Brazilian public policy and good morals and principles;
•	the judgment does not violate the exclusive jurisdiction of Brazilian courts; and
•	such judgment does not conflict with a previous final and binding judgment on the same matter and involving the same parties issued in Brazil (res judicata).

Notwithstanding the foregoing, no assurance can be given that such ratification would be obtained, that the process described above would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the U.S. securities laws. In addition:

•	civil actions may be brought before Brazilian courts based on the federal securities laws of the United States and that, subject to applicable law, Brazilian courts may enforce such liabilities in such actions against us and the guarantors (provided that provisions of the federal securities laws of the United States do not contravene Brazilian public order, Brazilian sovereignty or Brazilian good practices and provided further that Brazilian courts can assert jurisdiction over the particular action); and
•	the ability of a creditor to satisfy a judgment by attaching certain assets of the defendant is limited by provisions of Brazilian law.

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must grant a pledge to guarantee the payment of the defendant’s legal fees and court expenses related to court procedures. This pledge must be in an amount sufficient to satisfy the payment of court fees and defendant’s attorneys’ fees, as determined by the Brazilian judge. This requirement will not apply (1) when an exemption is provided by an international agreement or treaty that Brazil is a signatory to; (2) in the case of claims for collection relating to an instrument which may be enforced in Brazilian courts without a review on the merits (titulo executivo extrajudicial); (3) in the case of enforcement of foreign judgments that have been duly recognized by the Brazilian Superior Court of Justice (Superior Tribunal de Justica); or (4) counterclaims as established according to Article 83 of the Brazilian Code of Civil Procedure.

Obligations under the guarantees are subordinated to certain statutory preferences.

The obligations under the guarantees are subordinated to certain statutory preferences. In the event of a liquidation, bankruptcy or judicial reorganization in certain jurisdictions including Argentina, Brazil, Paraguay and Uruguay, such statutory preferences, including post-petition claims, claims for salaries, wages, social security, taxes, court fees and expenses and claims secured by collateral, among others, will have preference over any other claims, including claims by any investor in respect of the guarantees. In such event, enforcement of the guarantees may be unsuccessful, and noteholders may be unable to collect amounts that they are due under the 2025 Notes.

The 2025 Notes are subject to certain fraudulent transfer and conveyance statutes, which may have adverse implications for the holders of the 2025 Notes.

Fraudulent transfer and insolvency laws may void, subordinate or limit the rights of the holders of the 2025 Notes.

United States

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the 2025 Notes and the incurrence of the guarantees, particularly any future guarantees of any U.S. subsidiaries we might create. Under U.S. federal bankruptcy law and comparable provisions of U.S. state fraudulent transfer or conveyance laws, if any such law would be deemed to apply, which may vary from state to state, the 2025 Notes or the guarantees could be voided as a fraudulent transfer or conveyance if a court determines that (1) Navios Logistics or any of the guarantors, as applicable, issued the 2025 Notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) Navios Logistics or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the 2025 Notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	Navios Logistics or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the 2025 Notes or the incurrence of the guarantees;

•	the issuance of the 2025 Notes or the incurrence of the guarantees left them or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business as engaged or anticipated; or
•	Navios Logistics or any of the guarantors intended to, or believed that they or such guarantor would, incur debts beyond its or such guarantor’s ability to pay as they mature.

If a court were to find that the issuance of the 2025 Notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the 2025 Notes or such guarantee, or require the holders of the 2025 Notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, the holders of the 2025 Notes may not receive any repayment as provided in the terms of the 2025 Notes. Further, the voidance of the 2025 Notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such other debt.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor did not substantially benefit directly or indirectly from the transaction. In that regard, a debtor will generally not be considered to have received value if the proceeds of a debt offering were used to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor. In particular, if the guarantees were legally challenged, such guarantee could be subject to the claim that, since the guarantee was incurred for the Co-Issuers’ benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than reasonably equivalent value or fair consideration.

The measures of insolvency for purposes of fraudulent transfer or conveyance laws vary depending upon the applicable jurisdiction’s governing law, such that Navios Logistics cannot be certain as to the standards a court would use to determine whether or not they or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors’ other debt or whether the 2025 Notes, the guarantees or the granting of liens to secure the 2025 Notes or the guarantees would be avoided as a preference, fraudulent transfer, fraudulent conveyance, or otherwise. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair value of all its assets; or
•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or
•	it could not pay its debts as they become due.

In addition, any payment by them pursuant to the 2025 Notes or by a guarantor made at a time when Navios Logistics or such guarantor is subsequently found to be insolvent could be avoided and required to be returned to them or such guarantor or to a fund for the benefit of our or the guarantors’ creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days to any non-insider party and such payment would give the holders of the 2025 Notes more than such holders of the 2025 Notes would have received in a hypothetical liquidation under Chapter 7 of the U.S. Bankruptcy Code.

Finally, as a court of equity, a U.S. bankruptcy court may otherwise subordinate the claims in respect of our indebtedness to other claims against us under the principle of equitable subordination, if the court determines that: (i) the creditor or holder of 2025 Notes engaged in some type of inequitable conduct; (ii) such inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the claimant; and (iii) equitable subordination is not inconsistent with the provisions of the U.S. Bankruptcy Code.

Republic of the Marshall Islands

Navios Logistics and some of the guarantors as of the issue date are organized under the laws of the Republic of the Marshall Islands. While the Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings, other than the Uncitral Model Law On Cross-Border Insolvency Implementation Act, 2018, a Republic of the Marshall Islands court could apply general U.S. principles of fraudulent conveyance, discussed above, in light of the provisions of the BCA, restricting the grant of guarantees without a corporate purpose. In such case, a Republic of the Marshall Islands court could void or subordinate the 2025 Notes or the guarantees, including for the reasons a U.S. court could void or subordinate a guarantee as described above.

Uruguay

A court in Uruguay could, under fraudulent conveyance law, and upon the request of a creditor of a subsidiary guarantor within one year from its knowledge of the transaction, rescind or revoke the guarantee of any subsidiary guarantor if it found that such guarantee was incurred with malicious intent (fraud) to prevent creditors from satisfying their bona fide claims and the contracting party knew or should have known that the subsidiary guarantor was insolvent. If a court were to revoke or rescind the guarantee of a subsidiary guarantor as a fraudulent conveyance, or hold it unenforceable for any other reason, holders of the notes would cease to have a claim against that subsidiary guarantor and would be creditors solely of Navios Logistics and any subsidiary guarantor whose guarantee was not voided or held unenforceable.

In addition, under Uruguayan law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the notes or the indenture are declared null, the guarantees would, under Uruguayan law, be deemed to be null as well.

Argentina

The validity and enforceability of the guarantee granted by the guarantor that is an Argentine entity always requires the guarantee to be in the best interest of the Argentine guarantor and that the Argentine guarantor is authorized by its by-laws to provide guarantees and receives fair and adequate consideration for the granting of the guarantees, in order to avoid any third party’s potential challenges.

A court could, under fraudulent conveyance law, declare null and void the following transactions if celebrated within a maximum of two years before the date of declaration of bankruptcy or the date of initiation of the reorganization proceeding (if it is an indirect bankruptcy):

•	transactions where the guarantor did not receive a fair consideration in exchange for celebrating such transaction;
•	early payment of obligations maturing at the time of the declaration of bankruptcy or afterwards;
•	pledges, mortgages or any other privileges in relation to any obligation not already overdue and which originally did not have such privilege;
•	transactions where the counterparty was aware of the insolvency of the guarantor.

Therefore, it may be possible that the guarantees may not be enforceable under Argentine law. In the event that a guarantor becomes subject to a reorganization proceeding or to bankruptcy, the relevant guarantee, if granted within a maximum of two years before the date of declaration of bankruptcy or the date of initiation of the reorganization proceeding (if it is an indirect bankruptcy), may be deemed to have been a fraudulent transfer and declared void, based upon the guarantor not having received a fair consideration in exchange for the granting of such guarantee. The validity and enforceability of the guarantee granted by the guarantor that is an Argentine entity requires the guarantee to be in the best interest of the Argentine guarantor and that the Argentine guarantor is authorized by its by-laws to provide guarantees and receives fair and adequate consideration for the granting of the guarantees.

In addition, under Argentine law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the 2025 Notes are declared null, the guarantees would, under Argentine law, be deemed to be null as well.

Paraguay

Under Paraguay law which does not forbid providing such guarantees to related or non-related parties, the guarantee of the 2025 Notes may not be enforceable as the guarantee is considered accessory to the principal obligation, which if declared null or void, would imply that the guarantee would be deemed likewise null or void. The guarantees are valid, binding and enforceable against the guarantors. However, if a guarantor becomes subject to a creditors meeting or bankruptcy proceedings, within one year of granting the guarantee, the guarantee may be deemed to have been a fraudulent transfer and declared null.

Under Paraguayan law, fraudulent conveyance of assets is covered by Art. 305 to 316 of the Civil Code by which an affected creditor may ask the Civil and Commercial Courts to annul the fraudulent conveyance, reverting the transferred assets to the debtor, which then become attachable by local or foreign creditors. In the event of bankruptcy of a Paraguayan subsidiary, Article 8 of Law 154/69 states that the declaration of bankruptcy in a foreign country cannot be opposed to creditors domiciled in Paraguay or over assets held by a debtor in the country, nor covered by agreements that have been executed with such debtor. If bankruptcy is declared by Paraguayan courts, creditors that are part of the bankruptcy process in a foreign country shall not be taken into consideration by the local courts; if local creditors have been fully paid, foreign creditors may be paid with the remaining assets. The bankruptcy declared in a United States court will not imply the bankruptcy of the subsidiary operating in Paraguayan jurisdiction under Paraguayan law. Under fraudulent conveyance law, a court may void the guarantee if it deems that it was incurred with the intention to hinder or defraud its creditors.

Brazil

A court could, under fraudulent conveyance law, or BBRL, void or consider ineffective the guarantee of any subsidiary guarantor if it found that such guarantee was incurred with actual intent to hinder, delay or defraud creditors, and that the guarantor was any of the following:

•	already insolvent;
•	rendered insolvent by reason of its entering into such guarantee;
•	engaged in business or transactions for which the assets remaining constituted unreasonable small capital; or
•	small capital.

If a court were to void the guarantee of a subsidiary guarantor as a fraudulent conveyance, or hold it unenforceable for any other reason, holders of the 2025 Notes would cease to have a claim against that subsidiary guarantor and would be creditors solely of Navios Logistics and any subsidiary guarantor whose guarantee was not voided or held unenforceable.

Other Jurisdictions

The laws of the other jurisdictions in which guarantors may be organized may also limit the ability of such guarantors to guarantee debt of a parent company. These limitations arise under various provisions or principles of corporate law which include provisions requiring a subsidiary guarantor to receive adequate corporate benefit from the financing, rules governing preservation of share capital, thin capitalization and fraudulent transfer principles. In certain of these jurisdictions, the guarantees will contain language limiting the amount of debt guaranteed so that the applicable local law restrictions will not be violated. Accordingly, if an individual were to enforce the guarantees in such jurisdictions, such claims could be limited. Furthermore, although we believe that the guarantees of such guarantors are enforceable (subject to local law restrictions), a third-party creditor may challenge these guarantees and prevail in court. Navios Logistics can provide no assurance that the guarantees will be enforceable.

Tax Risks

We may have earned U.S. source income that is subject to U.S. federal income tax, thereby adversely affecting our results of operations and cash flows.

Under the Internal Revenue Code of 1986, as amended, or the Code, 50.0% of the gross shipping income of a vessel owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the U.S. is characterized as U.S.-source shipping income. U.S.-source shipping income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S.-source shipping income is effectively connected with the conduct of a trade or business in the U.S., U.S. federal corporate income tax (the statutory rate presently is 21.0%) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless that corporation qualifies for exemption from tax under Section 883 of the Code. We believe that we and each of our subsidiaries qualified for this statutory tax exemption under Section 883 with respect to our U.S.-source shipping income, provided that our common stock represented more than 50.0% of the total combined voting power of all classes of our stock entitled to vote and of the total value of our stock, and less than 50.0% of our common stock was owned, actually or constructively under specified stock attribution rules, on more than half the number of days in the relevant year by persons who each own 5.0% or more of the vote and value of our common stock (unless we can establish that a sufficient proportion of such 5% shareholders are qualified shareholders (as defined for purposes of Section 883) so as to preclude other persons who are 5% shareholders from having owned 50% or more of the value of our common stock for more than half the days during the taxable year). We can give no assurance that we qualified for the exemption under Section 883 with respect to any such income we earned. If we were not entitled to the Section 883 exemption for any taxable year, we generally would be subject to a 4.0% U.S. federal gross income tax with respect to our U.S.-source shipping income or, if such U.S. source shipping income were effectively connected with the conduct of a trade or business in the U.S., U.S. federal corporate income tax as well as a branch profits tax for those years. As a result, depending on the trading patterns of our vessels, we could become liable for tax, and our net income and cash flow could be adversely affected. Please see the discussion under “Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of the Company—Taxation of Our Shipping Income.”

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

A foreign corporation will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the quarterly average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, capital gains and rents (other than rents derived other than in the active conduct of a rental business). For purposes of these tests, income derived from the performance of services does not constitute “passive income.” For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25.0% of the value of the subsidiary’s stock, including Navios Logistics. U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC and additional tax filing obligations.

Based upon our actual and projected income, assets and activities, we intend to take the position, to the extent we are required to do so, that we were not a PFIC for our taxable year ended December 31, 2022 and that we will not become a PFIC for the forseeable future, although there can be no assurance in this regard. For taxable years after 2022, whether we are a PFIC will depend largely on the income, assets and activities of Navios Logistics, as well as any other income we earn or are deemed to earn and assets we own or are deemed to own.

We believe that there is a significant amount of legal authority consisting of the Code, legislative history and U.S. Internal Revenue Service, or IRS, pronouncements and rulings supporting our position that income we derive or are deemed to derive from our port terminal, time charter and voyage charter operations constitute services income (rather than rental income). However, it should be noted that this authority is in other contexts, and there is no direct legal authority under the PFIC rules addressing whether income from port terminal, time charter or voyage charter operations is services income or rental income (or otherwise constitutes passive income), and there is also contrary authority in other contexts, including authority which characterizes certain types of income we earn or are deemed to earn as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position and there is a risk that the IRS or a court of law could determine that we are a PFIC. In addition, no assurance can be given as to our current and future PFIC status, because such status requires an annual factual determination based upon the composition of our income and assets for the entire taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our income and assets for this purpose, and there are legal uncertainties involved in determining whether the income derived from our chartering activities and from our logistics activities constitutes rental income or income derived from the performance of services. Moreover, the applicability of the relevant legal authorities to our business and organizational structure is not entirely clear and is subject to differing interpretations. We have not sought, and we do not expect to seek, an IRS ruling on this issue. As a result, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot provide any assurance that the nature of our operations, or the nature or composition of our income or assets, will not change in the future, or that we can avoid PFIC status in the future.

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

U.S. persons that own 10% or more of our equity interests may be subject to adverse U.S. federal income tax consequences under rules applicable to U.S. shareholders of controlled foreign corporations.

A non-U.S. corporation generally will be classified as a controlled foreign corporation for U.S. federal income tax purposes, or a CFC, if U.S. persons (including, for this purpose, entities classified as U.S. partnerships for U.S. federal income tax purposes) that each own 10% or more of the equity (by vote or value), directly, indirectly or constructively, of such corporation (each a “10% U.S. Shareholder”) together own more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. The CFC rules provide that, for purposes of determining whether our non-U.S. subsidiaries are classified as CFCs, our U.S. subsidiaries are treated as the constructive owners of 100% of the equity interests of our non-U.S. subsidiaries (the so-called “downward attribution” rule). Accordingly, our non-U.S. subsidiaries are classified as CFCs. U.S. persons should consult their own tax advisors regarding the U.S. federal income tax consequences that may result from us or our non-U.S. subsidiaries being classified as CFCs.

The U.S. federal income tax consequences for U.S. persons (including, for this purpose, entities classified as U.S. partnerships for U.S. federal income tax purposes) who at all times are not 10% U.S. Shareholders would not be affected by the CFC rules. However, a U.S. person that is a 10% U.S. Shareholder would generally be subject to current U.S. federal income taxation on its pro rata share (based solely on its direct or indirect ownership of our equity) of our (and our subsidiaries’, if such U.S. person is a 10% U.S. Shareholder with respect to such subsidiaries) so-called “subpart F” income and “global intangible low-taxed income” (subject to applicable rules), regardless of whether such 10% U.S. Shareholder receives any actual distributions. A U.S. person that is a 10% U.S. Shareholder will also be subject to additional U.S. federal income tax information reporting requirements with respect to our subsidiaries that are classified as CFCs (and substantial penalties may be imposed for noncompliance. Each U.S. person should consult its own tax advisor regarding the CFC rules and whether such U.S. person may be a 10% U.S. Shareholder for purposes of these rules.

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

Navios Holdings owns (i) a controlling equity stake in NSAL, one of the largest infrastructure and logistics companies in the Hidrovia region of South America; and (ii) an interest in Navios Partners, a United States publicly listed shipping company that owns and operates dry cargo and tanker vessels.

In September 2022, Navios Holdings completed the sale of its 36-vessel dry bulk fleet consisting of cash and the assumption of bank debt and finance leases related to the vessels, and subject to a working capital adjustment at closing (the “Transaction”), to Navios Partners. The former dry bulk vessel operations were historically a separate reportable segment of the Company. Subsequent to the closing of the Transaction, the results of the dry bulk vessel operations are reported as discontinued operations for all periods presented. For further information see Note 3 “Discontinued operations” in the consolidated financial statements, included elsewhere in this Annual Report.

Navios South American Logistics Inc.

Navios Logistics, a consolidated subsidiary of the Company, was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest infrastructure and logistics companies in the Hidrovia region river system, the main navigable river system in the region (the “Hidrovia region”), and on the cabotage trades along the south-eastern coast of South America. Navios Logistics serves its customers in the Hidrovia region through its three existing port storage and transfer facilities (the “Port Terminal Business”). The Port Terminal Business comprises its grain port terminal (the “Grain Port Terminal”), which supports agricultural and forest-related exports; its iron-ore port terminal (the “Iron Ore Port Terminal”), which supports mineral-related exports; and its liquid port terminal (the “Liquid Port Terminal”), with tank storage for refined petroleum products. The Grain Port Terminal and the Iron Ore Port Terminal (together, the “Dry Port Terminal”) are located in Nueva Palmira, Uruguay, and the Liquid Port Terminal is located in San Antonio, Paraguay. Navios Logistics complements these three port terminals with a diverse fleet of 271 barges and 30 pushboats that operate in its barge business (the “Barge Business”), and seven vessels, comprising five tankers, one bunker vessel and one river and estuary product tanker, all of which operate in its cabotage business (“the Cabotage Business”). Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”). As of December 31, 2022, Navios Holdings owned 63.8% of Navios Logistics’ stock.

Navios Partners

Navios Partners is an international owner and operator of dry cargo and tanker vessels and is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities. Types of commodities Navios Partners transports include crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer and containers. Navios Partners charters its vessels under short-, medium-, and longer-term charters.

On March 31, 2021, Navios Partners acquired Navios Containers in a merger transaction (the “NMCI Merger”). Following the completion of the NMCI Merger Navios Holdings had no equity investment in Navios Containers. For more information about the NMCI Merger, see Note 9 “Investments in Affiliate Companies” to the consolidated financial statements included elsewhere in this Annual Report.

On October 15, 2021, Navios Acquisition and Navios Partners consummated a merger transaction (the “NNA Merger”). Following the consummation of the NNA Merger, Navios Holdings had no equity investment in Navios Acquisition. For more information about the NNA Merger, see Note 9 “Investments in Affiliate Companies” to the consolidated financial statements included elsewhere in this Annual Report.

As of both December 31, 2022 and 2021, Navios Holdings had a 10.3% ownership interest in Navios Partners. Incentive distribution rights are held by a consolidated subsidiary of Navios Holdings.

Navios Europe II

Navios Europe II was engaged in the marine transportation industry through the ownership of seven dry bulkers and seven containership vessels.

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners had established Navios Europe II under the laws of Republic of the Marshall Islands and had economic interests of 47.5%, 47.5% and 5.0%, respectively, and voting interests of 50.0%, 50.0% and 0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of a senior loan facility (the “Senior Loans II”) and loans aggregating to $14.0 million from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”). In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners would also have made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of the Navios Revolving Loans II increased by $14.0 million. On April 21, 2020, Navios Europe II and the lenders agreed to fully release the liabilities under the Junior Loan II for $5.0 million. The structure was liquidated in June 2020. As of December 31, 2020, the Company received in cash all balances relating to Navios Europe II and acquired two Panamax vessels of Navios Europe II, see Note 16 “Transactions with Related Parties” to the consolidated financial statements included elsewhere in this Annual Report

B. Business overview

Introduction

Navios Holdings owns a controlling equity stake in Navios South American Logistics Inc., one of the largest infrastructure and logistics companies in the Hidrovia region of South America and an interest in Navios Maritime Partners L.P., a leading U.S. publicly listed shipping company which owns and operates dry cargo and tanker vessels.

For over 70 years, producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners, charterers, ship and derivative brokers, agents, and financial business partners have relied on Navios Holdings’ expertise and innovation.

Administration Services

Pursuant to the Administrative Services Agreement, the Manager provides us with access to human resources, financial and other administrative functions, including:

•	bookkeeping, audit and accounting services;
•	administrative and clerical services;
•	banking and financial services; and
•	client and investor relations.

Navios Logistics conducts all daily technical and commercial management for its owned fleet in-house. These services, as well as administration of its fleet, are provided from several offices situated in Argentina, Paraguay, Uruguay and Brazil. Navios Logistics will continue to undertake all technical and commercial management for its barges and pushboats and vessels, such as drydocking, repairs and maintenance, including the purchasing of supplies, spare parts and husbandry items, crewing, superintendence and preparation and payment of all related accounts.

Financial Risk Management: Navios Holdings actively engages in assessing financial risks associated with fluctuating future freight rates, daily time charter hire rates, fuel prices, credit risks, interest rates and foreign exchange rates. Financial risk management is carried out under policies approved and guidelines established by the Company’s executive management.

•	Credit Risk: The Company closely monitors its exposure to customers and counterparties for credit risk. Navios Holdings, through its access to NSM policies and personnel, has policies designed to limit trading to customers and counterparties with an appropriate credit history. Credit risk with respect to accounts receivable is reduced by the Company by rendering services to established international operators. Management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables.

•	Foreign Exchange Risk: Although Navios Holdings’ revenues are U.S. dollar-based, 59.3% of its expenses from continuing operations, related to its Navios Logistics segment, are in Uruguayan pesos, Argentinean pesos, Paraguayan Guaranies and Brazilian Reales. Navios Holdings monitors its Argentine Peso, Uruguayan Peso, Paraguayan Guarani and Brazilian Real exposure against long-term currency forecasts and enters into foreign currency contracts when considered appropriate.

Customers

Logistics Business Operations

Navios Logistics has a long history of operating in the Hidrovia Region. Navios Logistics has consistent contract renewals and longstanding relationships with a diverse group of large customers, primarily comprised of major international agriculture, mining and oil companies and their affiliates such as Archer Daniels Midland Company (“ADM”), Cargill International S.A. (“Cargill”), Louis Dreyfus Holding B.V. (“Louis Dreyfus”), Petropar SA (“Petropar”) (the national oil company of Paraguay), YPF S.A. (“YPF”), Trafigura Group Pte Ltd (“Trafigura”), Vale, and Vitol. These long-term customer relationships arise from our reputation for reliability and high-quality service. In its Grain Port Terminal in Uruguay, Navios Logistics has been serving three of its key customers, ADM, Cargill and Louis Dreyfus, for more than 25 years on average. In its Liquid Port Terminal, liquid barge transportation and Cabotage Business, Navios Logistics has long-term relationships with its global petroleum customers for more than 20 years on average (such as Axion Energy, Petrobras Group, YPF and Shell or their successors). In its Barge Business, Navios Logistics started its relationship with Vale in 2008 for iron ore transportation and has signed new contracts for storing and transshipping iron ore and other commodities since then. In addition, almost all of Navios Logistics’ contracts are U.S. dollar denominated and most of its dry port terminals’ contracts include minimum volume guarantees and built-in tariff escalators. This reduces Navios Logistics’ currency, volume and pricing risks, which enables Navios Logistics to have strong cash-flow visibility.

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

Competition

Navios Logistics

Navios Logistics believes that it is one of the largest providers of infrastructure, logistics and fluvial and marine transportation services in the Hidrovia Region, with the region’s second largest barge fleet and the third largest cabotage fleet in Argentina. Navios Logistics believes its ownership of river ports, including our Dry Port Terminals in Uruguay that provide access to the Atlantic Ocean, allows them to offer a logistics solution superior to its competitors that also operate barges and pushboats. Navios Logistics also competes based on reliability, efficiency and price.

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. However, most of these companies are proprietary service providers that are focused on servicing their own cargo. Unlike these companies, Navios Logistics is an independent service provider in the market for transits. With respect to exports, its competitors are Montevideo Port in Montevideo, Ontur in Nueva Palmira, and TGU in Nueva Palmira. The main competitor of its Liquid Port Terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol, TLP, Trafigura and Petrobras.

Navios Logistics faces competition in our Barge and Cabotage Businesses with transportation of oil and refined petroleum products from other independent shipowners and from vessel operators who primarily charter vessels to meet their cargo carrying needs. The charter markets in which its vessels compete are highly competitive. Key competitors include Atria Logistica S.A., Hidrovias do Brasil, Interbarge and P&O. In addition, some of its customers, including ADM, Cargill, Louis Dreyfus and Transbarge Navegacion S.A., have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Navios Logistics also competes indirectly with other forms of land-based transportation such as truck and rail. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility. These companies and other smaller entities are regular competitors of them in its primary tanker trading areas. Navios Logistics believe that its ability to combine its ports in Uruguay and Paraguay with its versatile fleet of barges, pushboats and tankers to offer integrated, end-to-end logistics solutions for both its dry and liquid customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia Region has allowed them to differentiate its business and offer superior services compared to its competitors.

Navios Partners

Navios Partners is an international owner and operator of dry cargo and tanker vessels formed by Navios Holdings. Its vessels are generally chartered-out under short-term, medium and long-term time charters with an average remaining charter duration of approximately 1.9 years to a strong group of counterparties, including ZIM Integrated Shipping Services Ltd. (“ZIM”), HMM, Chevron Transport Corporation Ltd. (“Chevron”), Feedertech PTE Ltd. (“Feedertech”), COSCO Shipping Group, Al-Iraqia Shipping Services & Oil Trading (“AISSOT”), Saudi Aramco, Nippon Yusen Kabushiki Kaisha (“NYK Line”) and Kawasaki Kisen Kaisha Ltd. (“K Line”).

Navios Partners’ fleet consists of 83 drybulk vessels, 47 containerships and 46 tanker vessels, including three newbuilding Capesize chartered-in vessels under bareboat contracts expected to be delivered in the first half of 2023, six newbuilding Aframax/LR2 vessels expected to be delivered in 2024 and the first half of 2025, two newbuilding MR2 Product Tanker chartered-in vessels under bareboat contracts expected to be delivered in the second half of 2025 and the first half of 2026 and 12 newbuilding Containerships expected to be delivered by the second half of 2023 and in 2024. The fleet excludes one Ultra-Handymax and one LR1 Product Tanker vessels agreed to be sold.

Navios Partners generates revenues by charging its customers for the use of its vessels to transport their dry cargo commodities, containers, crude oil, refined petroleum products and/or bulk liquid chemicals. In general, the vessels in its fleet are chartered-out under time charters, which range in length from one to twelve years at inception. From time to time, Navios Partners operates vessels in the spot market until the vessels have been chartered out under short-term, medium and long-term charters.

REGULATION

Environmental, Safety, and Security Regulations

Shipping is one of the world’s most heavily regulated industries, as it is subject to both governmental regulation and industry standards. The governmental regulations to which Navios Logistics is subject include local and national laws and regulations, as well as international conventions promulgated by the International Maritime Organization (“IMO”), the United Nations agency governing the maritime sector. Navios Logistics also is subject to regulation by ship classification societies and industry associations, which often have independent standards. Worldwide enforcement of environmental laws is on the rise, and national and local laws and regulations may be more stringent than international conventions, as well as industry standards. Violations of these laws, regulations, conventions as implemented by various countries, and other requirements could result in sanctions by regulators, possibly fines, penalties, delays, and detention.

The primary areas of maritime laws and standards to which Navios Logistics is subject include environment, safety, and security, as provided in detail below.

Pollution Prevention

The International Convention for the Prevention of Pollution from Ships, or “MARPOL,” is the primary international convention governing vessel pollution prevention and response. MARPOL includes six annexes containing regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances (“NLS”) in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions, including sulfur oxides (“SOx”), nitrogen oxides (“NOx”), and particulate matter (Annex VI). The annexes also contain recordkeeping and inspection requirements. Fines and penalties may apply for MARPOL violations, particularly for improper discharges into the air or water.

Under MARPOL Annex I, our and our affiliates’ ships are required to have an International Oil Pollution Prevention (“IOPP”) Certificate and a Shipboard Oil Pollution Emergency Plan; under Annex IV, an International Sewage Pollution Prevention Certificate; under Annex V, a Garbage Management Plan; and under Annex VI, an International Air Pollution Prevention Certificate issued by their flag States, among other requirements, some of which must be approved by their flag States. Additionally, Annex II separates NLS into three categories (X, Y, and Z), depending upon the seriousness of the hazard presented, and Annex III contains requirements for safe handling of packaged substances that represent a serious risk to the environment, as well as guidelines for identification of harmful substances. For example, any relevant documents, such as the ship’s manifest, must identify the substances carried, if any, aboard our vessels.

Of note, the emissions standards for sulfur oxides (“SOx”) under MARPOL Annex VI were recently amended. As of January 1, 2020, the standard was lowered to 0.5% worldwide (down from the previous level of 3.5%). Current regulations also allow for special emissions control areas (“ECAs”) to be established with more stringent controls on emissions of 0.1% sulfur, particulate matter, and nitrogen oxide emissions. Thus, the 0.5% sulfur content requirement applies outside the ECAs. Depending on the type of vessel, transitioning to use of low sulfur fuel as a means of compliance may have required fuel system modification and tank cleaning. Another means of compliance is the installation of pollution control equipment (exhaust gas cleaning systems or scrubbers), allowing the vessel to use the existing, less expensive, high sulfur content fuel.

Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only, subject to the 2017 amendments described below); the North Sea area including the English Channel (limiting SOx emissions only subject to the 2017 amendments described below); the North American ECA (limiting SOx, nitrogen oxides (“NOx”), and particulate matter emissions); and the U.S. Caribbean ECA (limiting SOx, NOx, and particulates). The IMO adopted in 2017 the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which took effect in January 2021 for new vessels constructed on or after January 1, 2021 or existing vessels that replace an engine with non-identical engines, or install an additional engine.

Despite Annex VI’s extensive regulations, some jurisdictions have taken unilateral approaches to air emissions regulation. For example, the U.S. state of California has adopted the California Ocean-Going Vessel Fuel Regulation which contains more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil, extending out to 24 nautical miles, thus prohibiting the use of exhaust gas cleaning systems. China has also established local emissions control areas: the Pearl River Delta, the Yangtze River Delta, and Bohai Bay. While the Chinese areas are currently consistent with international standards in terms of requiring a 0.5% sulfur content, certain Chinese local emissions control areas such as inland waterways, coastal emission control areas and Hainan waters have a 0.1% sulfur limit in force. Similarly, South Korea has established Port Air Quality Control Zones, which cap the sulfur content of fuel at 0.1%. South Korea’s Ministry of Oceans and Fisheries designated South Korea’s port areas in in Busan, Ulsan, Yeosu, Gwangyang, Incheon and Pyeongtaek-Dangjin as ECA areas and as of January 1, 2022, the 0.1 % sulfur limit extends to all vessels from the moment of entering until the moment of exiting the Korean ECA. Since 2010, all vessels in the EU must changeover to 0.1% sulfur fuel oil when ‘at berth’ in EU and European Economic Area (“EEA”) ports due to EU Directive 2005/33/EC.

In addition, certain jurisdictions in which we trade have not adopted all of the MARPOL annexes, and some may have established various national, regional, or local laws and regulations that apply to these areas. As of January 31, 2023, the countries in the Hidrovia Region have adopted and ratified MARPOL with the following exceptions: Paraguay has not adopted any of the MARPOL Annexes and Bolivia has not ratified Annex VI.

Ballast Water

The IMO, as well as jurisdictions worldwide acting outside the scope of the IMO, have implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless, or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. As of January 31, 2023, the BWM Convention had 94 contracting States, representing 92.41% of the world’s gross tonnage. Also, as of that date, Argentina and Brazil are the only Hidrovia Region parties to the BWM Convention.

As amended, the BWM Convention requires, among other things, ballast water exchange, the maintenance of certain records, and the implementation of a Ballast Water and Sediments Management Plan. It also requires the installation of ballast water management systems for existing ships by certain deadlines. Ships constructed prior to September 8, 2017, must install ballast water management systems by the first renewal survey after September 8, 2017 and must comply with IMO discharge standards by the due date for their IOPP Certificate renewal survey under MARPOL Annex I. Ships constructed after September 8, 2017 are required to comply with the BWM Convention upon delivery. All ships must meet the IMO ballast water discharge standard by September 8, 2024, regardless of construction date. Updated guidance for Ballast Water and Sediments Management Plan includes more robust testing and performance specifications.

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

The CLC applies in over 100 jurisdictions around the world. In the Hidrovia Region, Argentina and Uruguay have ratified the CLC; Brazil has ratified an earlier version of the CLC, the “1969 Convention;” and Bolivia and Paraguay have not ratified any version of the CLC. Further, it is possible that courts in certain States may interpret the CLC to provide fewer protections, which can increase our liability in certain areas of the globe. In particular, there are indications that some courts in Brazil and Argentina may do so in the face of significant incidents.

When a tanker is carrying clean oil products that do not constitute “persistent oil” under the CLC, liability for any pollution damage will generally fall outside the CLC and will generally depend on domestic laws in the jurisdiction where the spillage occurs, although other international conventions may apply. The same principle applies to any pollution from the vessel in a jurisdiction that is not a party to the CLC.

For vessel operations not covered by the CLC, including all non-tank vessels in our fleet, international liability for oil pollution may be governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) in addition to local and national environmental laws.

The Bunker Convention entered into force in 2008 and imposes strict liability on shipowners for pollution damage and response costs incurred in contracting States caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain tonnage to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”). As of January 31, 2023, the Bunker Convention had 105 contracting States, representing 95.20% of the gross tonnage of the world’s merchant fleet.

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

Finally, some jurisdictions, such as all of the countries of the Hidrovia Region, are not parties to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain or subject to national and local law.

International Safety Regulations

Navios Logistics’ vessels also must operate in compliance with the requirements set forth in the International Convention for the Safety of Life at Sea, as amended (“SOLAS”), including the International Safety Management Code (the “ISM Code”), which is contained in Chapter IX of SOLAS. SOLAS was enacted primarily to promote the safety of life and preservation of property. SOLAS, and the regulations and codes of practice thereunder, is regularly amended to introduce heightened shipboard safety requirements into the industry.

The ISM Code requires ship operators to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The ISM Code also requires vessel operators to obtain a Document of Compliance (“DOC”) demonstrating that the company complies with the SMS and a Safety Management Certificate (“SMC”) for each vessel verifying compliance with the approved SMS by each vessel’s flag state. No vessel can obtain an SMC unless its manager has been awarded a Document of Compliance, issued by the vessel’s flag state for the vessel, under the ISM Code.

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

On 13 April 2018, the IMO’s Marine Environment Protection Committee (“MEPC”) 72 adopted resolution MEPC.304 (72) on Initial IMO Strategy on reduction of GHG emissions from ships. The initial strategy aims to reduce GHG emissions from shipping by 40% by 2030 when compared to 2008 levels. No international regulations have been implemented to achieve such a reduction.

The IMO’s initial strategy targeted both reducing gross output and efficiency. In order to reduce emissions and increase shipboard efficiency, the IMO is coordinating ways to measure these approaches. This will be done in two ways. First, the technical aspects and design of vessels will be regulated by the new Energy Efficiency Existing Ships Index (“EEXI”) for existing ships. EEXI regulations exist for an “Attained EEXI” to be calculated for each ship, and a “Required EEXI” for specified ship types. Second, the operational aspect will be done by way of the new Carbon Intensity Indicators (“CII”) index, which categorizes every ship’s operational efficiency based upon Data Collection Service information. Aspects of a vessel’s CII will need to be documented under the existing framework of the Ship Energy Efficiency Management Plan (“SEEMP”). Ships of 5,000 GT and above were required to revise their SEEMP before January 1, 2023.

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

MARPOL Annex VI amendments entered into force on November 1, 2022, and requirements for EEXI and CII certification went into effect on January 1, 2023. The first annual reporting will be completed in 2023, with the first rating given in 2024. A review clause requires the IMO to review the effectiveness of the implementation of the CII and EEXI requirements, by January 1, 2026, at the latest, and, if necessary, develop and adopt further amendments.

MEPC 79 has made progress towards revising the Initial IMO GHG Strategy, working towards adopting a strengthened revised Strategy in mid-2023 at MEPC 80. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet July 3-7, 2023), with a view to adoption. The MEPC 79 session also took further steps to address GHG emissions. In particular, the session adopted amendments to designate the Mediterranean Sea, as a whole, as an Emission Control Area for Sulphur Oxides and Particulate Matter, under MARPOL Annex VI. In such an Emission Control Area, the limit for sulphur in fuel oil used on board ships is 0.10% mass by mass (m/m), while outside these areas the limit is 0.50% m/m. The amendment is expected to enter into force on May 1, 2024, with the new limit taking effect from 1 May 1, 2025. The session also adopted amendments to MARPOL Annex VI to include information on the flashpoint of fuel in the Bunker Delivery Note. The session also discussed on board carbon capture and storage, but the committee deferred the issue to MEPC 80.

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

The IMO has developed and intends to continue developing limits on GHG emissions. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port State levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; and a global emissions trading scheme which would allocate emissions allowances and set an emissions cap, among others. The IMO’s goal is to reduce total annual GHG emissions by at least 50% by 2050 compared to 2008, while at the same time, pursuing efforts towards phasing them out entirely.

Additionally, jurisdictions throughout the world have examined means of regulating GHGs.

Vessel & Port Security – the ISPS Code

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

International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea (HNS)

In the future the HNS Convention 1996 and its Protocol of 2010 might come into force. The HNS is based on the model of the CLC and Fund Conventions but in only one convention and will as well establish a two-tier system for compensation to be paid in the event of accidents at sea, in this case, involving hazardous and noxious substances such as chemicals. But it covers not only pollution damage but also the risks of fire and explosion, including loss of life or personal injury as well as loss of or damage to property.

International convention on Oil Pollution Preparedness, Response and Co-operation (OPRC)

The country party to this convention must establish measures in order to prevent and minimize oil pollution. Furthermore, vessels must have and carry on board oil pollution emergency plan. Ships must report pollution incidents to the Coastguards authorities. The Convention also calls for the establishment of stocks of oil spill combating equipment, establishing oil spill combating exercises and the development of detailed plans for dealing with pollution incidents.

Conventions and Laws Impacting the Countries of the Hidrovia Region

Hidrovia Convention — (RIOCON)

The Hidrovia Region countries are in discussion to standardize all requirements and regulations relating to pollution from vessels. The CIH (Comite Intergubernamental de la Hidrovia) is developing a new convention named RIOCON (an adapted version of MARPOL). Additional or new conventions, laws and regulations may be adopted that could adversely affect its ability to manage its ships.

Title VII of the Navigation and Security Protocol of RIOCON, applies to the prevention, reduction and control of pollution from vessels in the Hidrovia Region.

Other Laws Applicable in the Hidrovia Region

Beyond RIOCON, countries in the Hidrovia Region have domestic laws related to oil pollution, for example.

•	Argentina: Pursuant to section 41 of the Argentine National Constitution as amended in 1994, all citizens have the right to a healthy environment, balanced and apt for human development so that the productive activities satisfy current needs without harming future generations and citizens and companies have the duty to preserve it. In addition, section 41 states that the damage will generate the duty to remedy the environment. The Water Pollution Prevention & Surveillance Act (22.190) prohibits the dumping of oil in the waterways and establishes rules for the prevention of pollution of waterways and other elements of the environment by pollutant agents from vessels and naval devices. This Act also makes an owner and a “disponent owner” of a vessel (i.e., the person or company that has commercial control over a vessel’s operations without owning the vessel) that causes pollution strictly liable for any clean-up costs and imposes fines for violations. The Dangerous Waste Act (24.051) regulates the creation, handling, transport and final disposal of dangerous waste and makes the owner and/or guardian of the waste strictly liable and imposes fines and/or imprisonment for violations. The National Environmental Policy Act (25.675) establishes the minimum budgets needed to achieve sustainable and adequate management of the environment, makes the person who causes the environmental damage strictly liable, and states that activities that could pollute the environment must be insured. Chapter VIII of the REGINAVE (Maritime, River and Lake Navigation Regime) also governs environmental issues and imposes fines for violations. In addition, as of August 1, 2015, a new Civil and Commercial Code is in force in Argentina. Said new code states that the owner or the keeper of dangerous or vicious objects or the person who profits from such activities, shall be liable for the resultant damages (section 1757 and others).
•	Bolivia: A carrier is in principle liable for any pollution damage caused by cargo carried under its care. This liability may be extended to the cargo owner.
•	Brazil: The Brazilian legal framework which governs marine pollution incidents encompasses several infra-constitutional Laws and regulations, the main statutes being: Law no. 6.938/81 (Brazilian National Policy on the Environment); Law no. 7.347/1985 (which regulates the Civil Public Action); Law no. 9.966/2000 (“Oil Law”); Law no. 9.605/98 (Environmental Crimes Law); and the Decree no. 83,540/79, which regulates the Decree that gave the force. In 1992, Brazil signed the Acuerdo de Transporte Fluvial por la Hidrovia Paraguay-Parana, together with Argentina, Bolivia, Paraguay and Uruguay, in order to develop the Hidrovía Paraguay-Paraná. In December 1997, Brazil signed together with Argentina an Agreement on Environmental Cooperation, which fosters the cooperation to preserve the marine environment, especially with respect the pollution of coastal areas.

According to the aforementioned legislation, liability for environmental pollution damages in Brazil can be assessed in three different spheres: civil; administrative; and criminal. Insofar as the liability regime for civil damages caused to the environment or to affected third parties by oil pollution, this is one of joint strict liability, i.e. the owner and its insurer, as well as any other guarantor, are jointly liable for damages, independent of fault, based on Article 14, §1º, of Law no. 6.938/81 and Article 9, §2º of the Decree no. 83.540/79. Limitation of liability as set out in the CLC-69 is not applicable in Brazil. Insofar as administrative liability, according to Article 25 of the Oil Law, in the event of oil pollution damages, the following parties can be held administratively liable for the above-mentioned fines: the shipowner; the shipowner’s legal representative; the ship operator; the concessionaire; the master or crewman; the representatives of the port, terminal, platform, shipyard or marina; and the cargo owner. According to the same article, the administrative penalties can vary from simple warnings to fines in total up to R$50 million. Brazil is party to the 1990 International Convention on Oil Pollution Preparedness, Response and Co-operation.

•	Paraguay: The Constitution of Paraguay regulates protection of the environment and the carrier, the cargo owners and any persons connected to a spill or pollution incident may be held strictly liable, jointly and severally. Paraguay, together with all the countries of the MERCOSUR has signed the Framework Agreement on Environment (2003), which also promotes the environmental protection within the area.
•	Uruguay: Uruguay enacted Law n° 16.688, in order to regulate the prevention and surveillance of pollution in Uruguayan waters. This law provides for strict, joint and several liability of owners and disponent owners of vessels or other floating devices, aircrafts and shore and off-shore crafts or installations that cause pollution for any damages and cleanup costs and imposes fines in case of violations. Act n° 13.833 forbids dumping hydrocarbons and any harmful substance and imposes fines and other penalties in case of infringement.

Separately, the Vina del Mar Agreement on Port State Control is in force in Argentina, Bolivia, Brazil, Colombia, Chile, Cuba, El Salvador, Guatemala, Honduras, Mexico, Panama, Peru, Republica Dominicana, Uruguay and Venezuela. This agreement enables state port authorities to supervise vessels reaching their ports. This agreement establishes a closer collaboration among the maritime authorities in the region to coordinate port state control measures for foreign-flag vessels that visit their ports. The principal objective is the commitment of the maritime authorities in the region to maintaining an effective inspection system to ensure compliance with safety and pollution prevention requirements contained in international conventions.

And, finally, Argentina and Brazil are part of the International Convention Relating to Intervention on the High Seas in Cases of Oil Pollution Casualties 1969. This convention states the right of coastal States to take necessary measures on the high seas to prevent, mitigate or eliminate grave and imminent danger to their coastline or related interests from pollution or threat of pollution of the sea by oil, following a maritime casualty or acts related to such a casualty. In addition, Brazil has acceded to the 1973 Protocol that amend the 1969 Convention.

Inspections

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. Wrongdoing or deficiencies discovered in the course of inspections can result in fines, penalties, delays in the loading, offloading or delivery of cargo, or even the seizure of its vessels or their cargoes. The primary inspection programs to which we are subject are described below.

Inspection by Classification Societies

Every ocean-going vessel must be inspected and approved by a classification society in order to be flagged in a specific country, obtain liability insurance and legally operate. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions to which that country is a party. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will often undertake them on application or by official order, acting on behalf of the vessel’s flag administration.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state or port authority. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed subject to statutory requirements mandated by SOLAS as follows:

Annual Surveys. For certain ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

All of our product tankers vessels are certified as being “in class.” For inland waterways navigation, class is not mandatory; although most insurance underwriters and oil major vetting department require class certificates (by a classification society which is a member of the International Association of Classification Societies). Navios Logistics was among the first owners operating in the Hidrovia Region offering barges and pushboats with class certificates. Presently, Navios Logistics has almost the complete inland fleet under class. For the inland fleet, the statutory certificates are issued directly by the flag authority.

Its inland fleet is subject to regularly scheduled drydocking and special surveys which are carried out up to every eight years. Currently, our inland fleet is scheduled for intermediate surveys and special surveys as follows: Special Drydock every six years for pushboats and every eight years for barges and Afloat Intermediate Inspection in the middle of each six for pushboats and every two years for barges. All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. Most seagoing vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. River units are only drydocked up to every six or eight years for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the vessel owner during the survey or within prescribed time limits.

SIRE Inspections

One of the most significant safety initiatives to be introduced by the OCIMF, an oil industry trade group focusing on the promotion of safety and pollution prevention from tankers and at oil terminals, is the Ship Inspection Report Program (SIRE). This program was originally launched in 1993 to specifically address concerns about substandard shipping. The SIRE Program is a unique tanker risk assessment tool of value to charterers, ship operators, terminal operators and government bodies concerned with ship safety.

The SIRE system is a very large database of up-to-date information about tankers. Essentially, SIRE has focused tanker industry awareness on the importance of meeting satisfactory tanker quality and ship safety standards. Since its introduction, the SIRE Program has received industry-wide acceptance and participation by both OCIMF members, SIRE Program participants and by ship operators. The expansion of barges and small vessels into SIRE was inaugurated in late 2004.

The SIRE program requires a uniform inspection protocol that is predicated by the following:

•	Vessel Inspection Questionnaire
•	Barges Inspection Questionnaire
•	Uniform SIRE Inspection Report
•	Vessels Particulars Questionnaire
•	Barge Particulars Questionnaire
•	SIRE Enhanced Report Manager

These features have been established to make the program more uniform and user friendly and to provide a level of transparency unique in the marine transportation industry.

 SIRE has established itself as a major source of technical and operational information to prospective charterers and other program users. Its increasing use corresponds with oil industry efforts to better ascertain whether vessels are well managed and maintained.

Inspection reports are maintained on the index for a period of 12 months from the date of receipt and are maintained on the database for two years. SIRE inspection reports for our tankers are available on the database.

SIRE access is available, at a nominal cost, to OCIMF members, bulk oil terminal operators, port authorities, canal authorities, and oil, power, industrial or oil trader companies that charter tankers and barges as a normal part of their business. It is also available, free of charge, to governmental bodies which supervise safety and/or pollution prevention in respect of oil tankers/barges (e.g., port state control authorities, etc).

Inspection by Oil Major Vetting Departments

For the past several years the oil majors have created their own vetting departments in order to carry out their own surveys. These surveys are made by their own or external surveyors with SIRE I accreditation. Some oil majors have requirements that exceed the IMO and OCIMF requirements. YPF, for example, mandates the use of an IGS (Inert Gas System) for vessels below 20,000 dwt carrying clean products that have a flash point below 60 degrees Celsius. This requirement requires us to install IGSs in our vessels, although not compulsory under international regulations. Navios Logistics has successfully satisfied the operational, safety, environmental and technical vetting criteria of Axion Energy, YPF and Petrobras, and have qualified to do business with them.

TMSA Program

OCIMF’s Tanker Management and Self Assessment (“TMSA”) program was introduced in 2004 as a tool to help vessel operators assess, measure and improve their management systems. The TMSA program has been expanded to encompass all tank vessel operators, including those managing coastal vessels and barges. The program encourages vessel operators to assess their safety management systems against listed key performance indicators and provides best practice guidance to minimize the possibility of problems reoccurring. Because non-SOLAS vessels are not subject to the ISM Code, operators of such vessels may use this guide as a tool to measure and improve their operations. A company that incorporates the guidelines contained in the TMSA into their management system may be considered as having an active assessment process, even if not being inspected under the SIRE scheme or having ISM as a management system. Vessel operators can use their assessment results to develop a phased improvement plan that improves safety and environmental performance. Although the TMSA program provides guidance, responsibility for vessel operations, and distribution of this data, lies exclusively with the vessel operator. The TMSA program builds upon the ISM Code and can provide valuable feedback to the charterer on the effectiveness of the vessel operator’s management system. Navios Logistics has currently upgraded to TMSA 3.

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

Iran Sanctions

There is a divergence in the US and EU/UK position on Iran following the US withdrawal from the Joint Comprehensive Plan of Action

EU and UK sanctions

EU sanctions on Iran remain in place in relation to the export of arms and military goods listed in the EU Common Military List,military-related goods and items that might be used for internal repression as well as in relation to listed individuals / entities. Full details of these goods can be found in the EU Common Military List and the consolidated EU Council Regulation 267/2012 and EU Council Regulation 359/2011 (each as amended from time to time).

Trade with Iran which is caught by the abovementioned sanctions can only be engaged if prior authorization (granted on a case-by-case basis) is obtained from the relevant national authorities within the EU. The remaining restrictions apply to the sale, supply, transfer or export, of specific listed goods directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran.

The UK imposes similar sanctions to the EU in circumstances where there has not been a significant shift in the Iran sanctions regime following the UK’s departure from the EU.

U.S. Sanctions

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, U.S. citizens, foreign owned or controlled subsidiaries, U.S. permanent residents, persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and U.S. “secondary” sanctions, which apply to non-U.S. persons.

The current secondary sanctions in place with respect to Iran, are relatively expansive and include but are not limited to: (i) sanctions on the Iranian metals industry, (ii) sanctions on Iran’s shipping and shipbuilding sectors, (iii) sanctions on the Iranian energy industry, which includes the petroleum and petrochemicals industries, and (iv) sanctions on the Iranian construction mining, manufacturing, and textiles industry. These secondary sanctions prohibit significant transactions involving the sale, supply, or transfer of goods or services used in connection with any of the aforementioned industries and sectors of Iran’s economy. While the aforementioned secondary sanctions have the widest application to the international shipping community, there are numerous other secondary sanctions imposed against Iran.

Russia Sanctions

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the United States and the EU implemented sanctions in 2014 against Crimea and certain Russian individuals and entities. These sanctions which are still in force have been greatly expanded and fortified due to Russia’s invasion of Ukraine in February 2022. The United States, the EU, the UK, and other nations have imposed expanded economic sanctions against certain Russian individuals, entities and business sectors. Among other things, these sanctions suspend the use of SWIFT for certain Russian banks, curtail Russian access to the sanctioning-countries’ credit markets, forbid Russian aircraft from flying over NATO and other airspace, impose wide ranging trade sanctions in respect of certain Russian exports and prohibit the export of many items to Russia and their provision to persons in Russia.

EU Sanctions

Since 2014, the EU has imposed travel bans and asset freezes on certain Russian persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Other entities are subject to sectoral sanctions, which limit the provision of equity financing and loans to the listed entities. Additionally, various restrictions on trade have been implemented, including a prohibition on the import into the EU of goods originating in Crimea or Sevastopol or the provision of goods to Crimea/Sevastopol. This includes certain Russian seaports where restrictions would prevent a vessel from calling at the port.

Since February 2022, the EU has designated a significant number of individuals and entities as subject to an asset freeze. Notably a number of trading companies have sought to distance themselves from the involvement of sanctioned persons and caution must therefore be exercised when dealing with any Russian individual or entity with appropriate due diligence carried out in accordance with company procedures.

In particular, the EU has widened existing trade sanctions in relation to Russia including by (i) restricting exports of. dual-use and military, and various other advanced technologies, (ii) various restrictions on financial services (including a ban on certain banks from using the SWIFT system), (iii) prohibitions against any transactions with certain state-owned entities, and (iv) various trade and transport restrictions for both export and import of goods, including in relation to oil and petroleum products, coal, steel/iron, fertilisers, potash and luxury goods. The EU has also extended its restrictions to capture (i) various services, including business management services, accounting, architectural and engineering, and legal advice services, and (ii) trade with newly annexed regions of Ukraine (Donetsk, Kherson, Luhansk and Zaporizhzhia).

Lastly, the E.U. has also recently implemented price cap policies with respect to with respect to Russian-origin crude oil and petroleum products.

US Sanctions

U.S. sanctions against Russia were initially imposed following Russia’s annexation of Crimea in 2014 and have been greatly expanded in the last year following Russia’s full invasion of Ukraine. The current sanctions against Russia include full blocking sanctions, an investment ban/trade embargo with respect to certain commodities, sectoral sanctions aimed at certain sectors of the Russian economy, and sanctions with respect to “Covered Regions” in Ukraine. In addition, the majority of the U.S. sanctions against Russia also authorize the imposition of secondary sanctions against any deemed to have materially assisted any persons or entities sanctioned pursuant to the Russian sanctions program. We also note there is a broad carveout to the U.S. sanctions against Russia for transactions involving agricultural commodities.

Additionally, the U.S. has also designated various sectors of the Russian economy for blocking sanctions pursuant to E.O. 14024, including notably the marine sector. Pursuant to this sector designation, the U.S. has the ability to designate to the SDN list any individual or entity determined to be operating or have operated in the marine sector of the Russian economy.

The U.S. has also imposed in E.O. 14066 a prohibition against the importation of Russian-origin petroleum products into the United States. This prohibition encompasses shipments of Russian-origin commodities such as crude oil, petroleum fuels, petroleum, oils and products of their distillation, coal and coal products, and liquified natural gas. E.O. 14066 also prohibits U.S. persons from financing, approving, facilitating, or guaranteeing a transaction of a foreign person where the transaction by that person would be prohibited under the E.O. if that person were a U.S. person. E.O. 14066 also prohibits new investment by U.S. persons in the Russian energy sector. The United States has also issued Executive Order 14071, a complete prohibition on new investment in Russia by a U.S. person.

On November 22, 2022, the United States Department of the Treasury, announced determinations, pursuant to Executive Order 14071, which prohibit the provision of trading/commodities broker, financing, shipping, insurance, flagging, and customs brokering services as they relate to the maritime transport of crude oil and petroleum products of Russian Federation origin (collectively “Covered Services”). The Treasury Department, in coordination with other G7 states, the European, Union, and Australia, authorized the provision of the foregoing services when the price of Russian-origin crude oil does not exceed a certain price, as determined by the Secretary of the Treasury, effectively creating price caps on Russian-origin crude oil and petroleum products. Effective December 5, 2022, the Secretary of the Treasury and other members of the price cap coalition set the price cap on Russian-origin crude oil at $60 per barrel. Effective February 5, 2023, the Secretary of the Treasury set the price cap on Discount to Russian-origin crude petroleum products at $45 per barrel and the price cap on Premium to Russian-origin crude petroleum products at $100 per barrel. The discount to crude price cap applies to naphtha, residual fuel oil, and waste oils, whereas the premium to crude price cap applies to gasoline, motor fuel blending stock, gasoil and diesel fuel, kerosene and kerosene-type jet fuel, and vacuum gas oil. While these price cap policies are not directed specifically at Navios, they could have some impact on our trade, in particular with respect to obtaining“Covered Services” in the U.S. or by U.S. persons.

UK Sanctions

Since the UK’s departure from the EU it has enacted its own sanctions regime, which although in parts mirrors the approach of the EU, is a distinct sanctions regime. Again from February 2022 further restrictions were imposed targeting Russia and those connected to the invasion of Ukraine. Care should be taken to identify where the regimes differ.

UK restrictions similarly include designation of individuals as subject to an asset freeze and travel ban as well as restrictions in relation to the export, supply, delivery and making available of certain goods. There is also a ban on Russian flagged or owned ships from entering UK ports and lastly, the UK has also recently implemented price cap policies with respect to Russian-origin crude oil and petroleum products.

Venezuela Sanctions

EU and UK sanctions

EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 (as amended from time to time) concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and an, arms embargo, and related prohibitions and restrictions including restrictions on items related to internal repression.

The UK imposes similar sanctions to the EU in circumstances where there has not been a significant shift in the Venezuela sanctions regime following the UK’s departure from the EU.

U.S. Sanctions

The U.S. sanctions against Venezuela mainly consist of primary sanctions aimed at U.S. persons and activities within the United States and does not contain broad secondary sanctions aimed at non-U.S. persons such as Navios. However, there are a number of components of the U.S. sanctions against Venezuela that impact the international shipping community as will be discussed below.

First, E.O. 13850 authorizes sanctions against anyone determined to operate in designated sectors of the Venezuela economy. The designated sectors consist of the gold, oil, financial, and security/defense sectors. This E.O. is pertinent because it has been used in the past to sanction vessels and vessel-owning companies engaged in the trade of Venezuelan oil. E.O. 13850 also authorizes sanctions against anyone who is determined to have provided material assistance, goods or services to a SDN who is designated under E.O. 13850.

Second, E.O. 13884 blocked the Government of Venezuela and all entities 50% or more owned by the Government of Venezuela. Under E.O. 13884, unless exempt or authorized by OFAC, the property and interests in property of persons meeting the definition of the “Government of Venezuela” that are in, or come within, the United States or the possession or control of a United States person are blocked. However, while the Government of Venezuela entities are blocked, they are not necessarily also designated to the SDN list. The prohibitions set forth in E.O. 13884 apply to Navios only with respect to voyages involving U.S. persons or activities within the United States.

Other E.U., UK, and U.S. Economic Sanctions Targets

The EU and UK also maintain sanctions against Syria, North Korea, Belarus and certain other countries and against individuals listed by the EU/UK. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.”

The United States maintains comprehensive economic sanctions against various other countries, including Syria, Cuba and North Korea, as well as sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, the “Sanctions Targets”) and sanctions targeting particular industries (including the potash industry in Belarus). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes significant risks, such as perils of navigable waters, mechanical failure of the vessel, physical damage suffered by the vessel due to explosion, fire or collision, the loss of property on board, loss or damage to cargo, business interruption, hostilities, crew and third party accidents, labor strikes, etc. In addition, there is always an inherent possibility of marine disasters like oil spillages and other environmental mishaps arising from owning and operating vessels in the international trade. Despite potential risks out of the scope of the current coverage, Navios Logistics believes that its present insurance set of coverage is adequate and represents the average insurance level of any well-known maritime company. Navios Logistics contracts with high-quality insurance companies that are leaders in the industry.

Hull and Machinery and War Risk Insurances

Navios Logistics has marine hull and machinery and war risk insurance, which provides coverage for partial damage arising from mechanical failure (tugs and vessels only), fire, explosion, stranding, collision and grounding, as well as in case of actual or constructive total loss, for all the fleet. Each of the owned vessels is covered according to inland industry standards. Coverage is placed with Global Leading Underwriters.

Protection and Indemnity Insurance

Protection and indemnity (“P&I”) insurance is provided by mutual protection and indemnity associations, also known as P&I Clubs. This insurance covers third-party liabilities in connection with its shipping activities. P&I insurance is intended to cover a range of incidents, including, but not limited to, third-party liability and other related expenses arising from injury, illness or death of crew and other third parties, the loss of or damage to cargo, claims arising from collisions with other vessels, damage to third-party property, such as buoys, piers or bridges, pollution liabilities arising from oil or other substances, towage liabilities or wreck removal of the insured unit. Coverage is provided in accordance with the association’s rules and the members terms of entry subject to a limit of such sums as are provided by the International Group’s reinsurance and overspill arrangements in force at that time but currently not less than $3.1 billion for each accident or occurrence except for oil pollution liabilities which are limited to $1.0 billion for each accident or occurrence. The 13 P&I associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I association, which is a member of the International Group, Navios Logistics is subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I associations comprising the International Group.

Insurance for Port Activities

Navios Logistics maintains liability insurance for both its Dry Port Terminals and Liquid Port Terminal which covers costs and expenses arising from loss or damage to property of third parties (including loss or damage to cargo), injury or death of people involved in port activities and fire. Navios Logistics also maintains insurance for loss or damage to the port facilities and handling equipment, business interruption and strikes. Coverage is subject to customary limitations and deductibles

Environmental Insurance for Port Activities

We maintain civil liability for environmental damage caused by certain port activities. Specifically concerning Uruguayan regulations applicable to Nueva Palmira dry plant, Uruguayan Decree No. 413/992 sets forth legal, administrative, technical, and economic requirements to be met by companies providing port services, in order to qualify as such within the ports of Uruguay. Said companies must maintain a civil liability insurance covering claims and damages caused to individuals or the environment due to their service providing activities.

Cargo Insurance

Navios Logistics maintains insurance for loss or damage to liquid cargo (subject to customary limitations and deductibles) that Navios Logistics purchase, transport and for onwards sale to third parties.

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks, which nonetheless remain uninsured across its business are “loss of hire,” “off-hire,” “strikes” (except for Port Activities where such risk is insured), “defense,” and “credit risk.” Navios Logistics did not insure against these risks because the costs are regarded as disproportionately high relative to the risks and/or such cover is not commercially beneficial or contractually necessary. The loss of hire or strike insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in such policies. Should a vessel on time charter, where the vessel is paid a fixed hire day-by-day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strike insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike-bound at a loading or discharging port, or the crew of the vessel goes on strike, the insurance covers the cost of running the vessel during such periods. The defense cover is intended to pay the cost of defending a member’s position in a dispute related to a contract signed with third parties. For example, if a charter party is signed and for any reason the vessel is placed off hire, the cover pays the fees of lawyers defending the member’s position, but not the amount in dispute.

Risk Management

Risk management in the river and ports logistics industry involves balancing a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to appropriately allocate capital to competing opportunities of owning or chartering vessels and in our port facilities. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns.

Navios Logistics seeks to manage risk through a number of strategies, including vessel control strategies (chartering and ownership) and freight carriage. Its vessel control strategies include seeking the appropriate mix of owned vessels, long- and short-term chartered-in vessels, coupled with purchase options, when available, and spot charters. Navios Logistics also enters into CoAs, which gives us, subject to certain limitations, the flexibility to determine the means of getting a particular cargo to its destination. In its Liquid Port Terminal (Petrosan), its strategy involves the analysis of market opportunities in order to buy and sell refined petroleum products, and to manage the appropriate mix in storage of owned and third-party products.

Legal Proceedings

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against us cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of such actions will have a material effect on our consolidated financial position, results of operations or cash flows.

Commitments and Contingencies

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expired on March 1, 2023 and expects to be renewed under similar terms and conditions.

On July 22, 2016, Navios Logistics guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (“Enersur”) (entities wholly-owned by Navios Logistics) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $0.8 million and $0.5 million, respectively.

In September 2020, Navios Logistics agreed to a settlement regarding a storage and transshipment contract in the grain port terminal for a total amount to be paid to Navios Logistics as a result of the settlement of $4.1 million, which is collected in three equal installments of $1.4 million on June 1, 2021, 2022 and 2023. In June 2021 and 2022, Navios Logistics collected the first and second installments. For the year ended December 31, 2020, a gain of $4.1 million was included under the caption “Other income” in the consolidated statements of comprehensive income/(loss).

On April 28, 2022, Navios Logistics entered into a five year leasing contract for eight liquid barges to be delivered from the fourth quarter of 2022 through the second quarter of 2023. The lease contract is payable by 60 consecutive monthly payments of $26 thousands each, commencing with the delivery date of the applicable barge. At expiration, Navios Logistics will have the ability to exercise the purchase option of these barges or extend the term of the leasing contract. Please refer to Note 15 “Leases”, included elsewhere in this Annual Report.

Seasonality

Certain of Navios Logistics’ businesses have seasonality aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. With respect to the Dry Port Terminals operations in Uruguay, the high season is mainly from April to September, linked with the South American harvest and the arrival of barges down the river. The high season for the Barge Business is the period between February and July as a result of the South American harvest and higher river levels. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia Waterway could adversely affect our operations and volumes transported to the extent that water levels are not high enough to accommodate the draft of a heavily laden vessel. In that case, a vessel may be only partially loaded, generating lower revenue under agreements where revenue is based on volume of cargo loaded. Depending on water levels, such vessels could be prevented entirely from loading and navigating. In addition, low water levels create difficult navigation conditions, causing voyages to last longer and to incur increased voyage expenses. Such circumstances reduce the effective available carrying capacity of the vessel for the year. The Liquid Port Terminal and its Cabotage Business are not significantly affected by seasonality as their operations are primarily linked to refined petroleum products.

Employees and Crewing

Employees of the Manager provide assistance to us and our operating subsidiaries pursuant to the Administrative Services Agreement. Navios Holdings does not employ any staff. Navios Logistics crews its fleet with Argentine, Brazilian and Paraguayan officers and seamen. Navios Logistics’ fleet managers are responsible for selecting the crew. As of December 31, 2021, Navios Logistics employed 412 land-based employees: 27 employees in the Asuncion, Paraguay office, 53 employees at the port facility in San Antonio, Paraguay, 99 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 215 employees at the Dry Port Terminals in Uruguay, and 12 employees in the Corumba, Brazil office and 577 seafarers as crew on our vessels.

Facilities

Our principal place of business is located at Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands. We presently occupy office space provided by the Manager. The Manager has agreed that it will make such office space, as well as certain office and secretarial services, available to us, as may be required by us from time to time. Previously, until the sale of the management division Navios Holdings and its affiliate companies leased various properties in Greece, Belgium, New York and Monaco.

Navios Logistics and its subsidiaries currently lease, (or occupy as free zone users, as the case may be), the following premises:

•	CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which it operates its port and transfer facilities, located at Zona Franca, Nueva Palmira, in Uruguay. CNSA has been authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, who on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA’s rights as a direct user have been renewed in a single free zone user agreement, which was subsequently amended on multiple occasions to reflect, among other things, the incorporation of new plots of land. On March 4, 2016, the extension of the agreement has been modified, allowing CNSA to install and operate a transfer station to handle and store goods, including raw manganese, minerals, grains and all types of liquid cargo and to build and operate a plant to receive, prepare and dry grain in the Nueva Palmira Free Zone. As a part of a restructuring process, on November 13, 2018, CNSA has modified its user agreement with the Free Zone of Nueva Palmira, returning to the Free Trade Zone the area in which the facilities of the grain port terminal were located, so that such area was subsequently assigned to Corporacion Navios Granos S.A. (“Granos”), another Navios Logistics’ subsidiary. By the means of the restructuring process, CNSA currently performs all activities related to transshipment and deposit of minerals, whereas Granos performs activities related to the transshipment and deposit of agro-commodities and grains. Under the aforementioned agreement, CNSA has the right of use of approximately 37 acres and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $0.25 per ton transshipped. CNSA has also assumed certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division in case there is a breach of the terms of said agreement, labor laws and social security contributions, and if CNSA commits illegal acts or acts expressly forbidden by the agreement. The agreement entered into between CNSA and the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.
•	As a consequence of the above-mentioned restructuring process, on November 13, 2018, Granos entered into a user agreement with the Free Zone of Nueva Palmira, having been authorized to operate as a direct free zone user, therefore being allowed to install and operate a transfer station to handle and store goods, including raw manganese, minerals, grains and all types of liquid cargo and to build and operate a plant to receive, prepare and dry grain in the Nueva Palmira Free Zone. By the means of said agreement, Granos currently has the right of use of approximately 46 acres and pays a total fixed annual fee that amounts to $0.2 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement with the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.
•	On August 4, 2011, Enresur entered into a direct user agreement with the Free Zone of Nueva Palmira and subsequently, due to the acquisition of Enresur by Navios Logistics, such agreement has been revised by an amendment entered into with the Free Zone in July 22, 2016. Therefore, Enresur obtained an authorization to operate as a free zone user, being allowed to build, install and operate a system of handling, storage and treatment of materials in general and raw materials, including raw manganese, minerals, grains and all types of liquid cargo. As a consequence of the agreement, Enresur currently has the right of use of 27 acres and 9556 square meters and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $0.25 per ton transshipped. The agreement expires on July 22, 2046, with a 20-year extension at our option, until 2066.
•	On December 29, 2008, Edolmix S.A. entered into a direct user agreement with the Free Zone of Nueva Palmira and, due to the acquisition of Edolmix by Navios Logistics in December 2014, such agreement has been revised by an amendment entered into with the Free Zone in July 22, 2016. Therefore, Edolmix has obtained an authorization to operate as a free zone user, being allowed to install and operate warehouses, silos, industrial facilities for the storage and handling of materials in general and raw materials, including raw manganese, minerals, grains and liquid cargo, containers and pallets; having being also authorized to install and operate a barge dock and a port terminal. As a consequence of the agreement, Edolmix currently has the right of use of 34.5 acres and 3,546 square meters and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement expires on July 22, 2046, with a 20-year extension at our option until 2066.
•	Granos also leases approximately 204 square meters of office space at 2141 Paraguay, Montevideo, Uruguay, pursuant to a lease agreement that expires in November 2026.
•	Compania Naviera Horamar S.A. leases approximately 409 square meters at 429 Cepeda Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 30, 2023.
62

•	Compania Naviera Horamar S.A. leases approximately 277 square meters of a warehouse located at 874 California Str., Buenos Aires, Argentina. The lease agreement expires on August 31, 2024. Compania Naviera Horamar S.A. also leases an apartment for the use of one of its employees located at 206 Nicasio Oroño, Rosario, Argentina. The lease agreement expires on October 31, 2023.
•	Merco Par S.A.C.I. leases approximately 655 square meters of office space at Avenida Aviadores del Chaco No 1.669 corner San Martín, Asuncion, Paraguay, pursuant to a lease agreement that expires in October 2023.

•	CNSA owns office premises in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.
•	Petrolera San Antonio S.A. owns the premises from which it operates in Avenida San Antonio, Paraguay. This space is approximately 146,744 square meters and is located between Avenida San Antonio and Virgen de Caacupe, San Antonio, Paraguay.
•	Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively. Compania Naviera Horamar S.A. also owns approximately 1,139 square meters of office space located in 846 Avenida Santa Fe, Ciudad Autonoma de Buenos Aires, Argentina.
•	Petrovia Internacional S.A. owns three plots of land in Nueva Palmira, Uruguay, two of approximately 29 acres each and one of 23 acres.
•	Hidronave South American Logistics leases an office space at 688, 15 De Novembro Street, Corumbá, Brazil, pursuant to a lease agreement that expired in May 2020 and was automatically renewed for an additional three years, extending the term until May 2023, according to the terms set forth in the lease agreement.
•	Docas, in 2018, acquired a plot of land in Port Murtinho, Brazil of approximately 3.5 hectares and it is located on the shoreline of the Paraguay River. On September 10, 2019 Docas has also acquired a new plot and on June 4, 2020 Docas has acquired from AABB Banco do Brasil an additional plot of land totaling 3.2 hectares for 2019 and 2020. On March 24, 2021, Docas acquired a plot of land of approximately 2.3 hectares.
•	Compañía Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito. As per an amendment to the lease agreement dated June 30, 2021, the lease expires on June 30, 2023.
•	Compañía Naviera Horamar S.A. leases approximately 1,370 square meters of an office space at Av. Juana Manso 205, Buenos Aires, Argentina and 25 parking spaces, pursuant to a lease agreement that was renewed on June 13, 2021 for a period of 3 years (until June 2024).

C. Organizational structure

Navios Holdings maintains its head offices in the Cayman Islands. Navios Logistics maintains offices in Montevideo—Uruguay, Buenos Aires—Argentina, Asunción—Paraguay, and Corumbá—Brazil. Navios Logistics operates the Nueva Palmira dry ports and transfer facilities indirectly through its Uruguayan subsidiaries CNSA and Granos and the San Antonio port facility through its Paraguayan subsidiary, Petrosan.

As of December 31, 2022, all subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics and its subsidiaries, which are 63.8% owned by Navios Holdings. Please see Note 2(b) “Summary of Significant Accounting Policies” for a list of our subsidiaries included in the consolidation as of December 31, 2022.

Affiliate companies included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliate companies and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2022 was 10.3%); (ii) Navios Acquisition and its subsidiaries (ownership interest through Navios Partners’ NNA Merger, as defined herein, in October 2021 was 6.9%); (iii) Navios Containers and its subsidiaries (ownership interest through Navios Partners’ NMCI Merger, as defined herein, in March 2021 was 3.9%) and (iv) Navios Europe II and its subsidiaries (economic interest through liquidation in June 2020 was 47.5%).

D. Property, plants and equipment

Our only material property is the tanker vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of Navios Holdings’ financial condition and results of operations for each of the fiscal years ended December 31, 2022, 2021 and 2020. Navios Holdings’ financial statements have been prepared in accordance with U.S. GAAP. We intend that this section be read together with the consolidated financial statements and the accompanying notes as of December 31, 2022 and 2021 and to those financial statements, which are included in this document.

This report contains “forward-looking statements”. These forward-looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this report are those discussed under “Risk Factors” and “Forward-Looking Statements”.

Overview

Navios Holdings owns (i) a controlling equity stake in Navios Logistics, one of the largest infrastructure and logistics companies in the Hidrovia region of South America; and (ii) an interest in Navios Partners, a United States publicly listed shipping company that owns and operates dry cargo and tanker vessels.

In September 2022, Navios Holdings completed the sale of its 36-vessel dry bulk fleet consisting of cash and the assumption of bank debt and finance leases related to the vessels, and subject to a working capital adjustment at closing (the “Transaction”), to Navios Partners. The former dry bulk vessel operations were historically a separate reportable segment of the Company. Subsequent to the closing of the Transaction, the results of the dry bulk vessel operations are reported as discontinued operations for all periods presented.

As of March 17, 2023, there were outstanding 22,826,450 shares of common stock and 16,988 shares of preferred stock (5,148 Series G ADSs and 11,840 Series H ADSs).

On September 14, 2022, Navios Holdings commenced a tender offer to purchase up to $20,000 of the outstanding Series G ADSs and Series H ADSs. As of the completion of Navios Holdings’ tender offer on October 21, 2022, a total of 20,185 Series G ADSs were validly tendered in exchange for aggregate cash consideration of $0.3 million, and a total of 584,158 Series H ADSs were validly tendered in exchange for aggregate cash consideration of $8.9 million, resulting in a gain of $4.5 million and undeclared preferred dividends of $8.9 million. After giving effect to the consummation of the tender offer, Navios Holdings has 514,720 outstanding Series G ADSs and 1,183,944 outstanding Series H ADSs, which represent 1/100th of a share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock and 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, respectively.

Please see “Item 4. – Information on the Company”

Industry Outlook

Navios Logistics believes the Dry Port Terminal that it owns and operates is the largest independent bulk transfer and storage port terminal complex in Uruguay based on throughputs, and that the Liquid Port Terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. Navios Logistics believes that it is also one of the largest owners and operators of a diverse and versatile fleet of dry and liquid barges, pushboats and oil tankers in the Hidrovia region. Navios Logistics’ port, barge and cabotage operations serve the needs of a diverse range of industries, including mineral and grain commodity providers as well as users of refined petroleum products. Navios Logistics has been able to combine its ports, barges, pushboats and tankers to offer an integrated logistics solution to its customers. Navios Logistics has customers that use both its dry port and dry barge services such as Vetria Mineracao S.A. (“Vetria”), Alicorp and other customers that use or have used its liquid port and liquid barge or cabotage services such as Vitol and Petrosur. Navios Logistics believes that the scale and breadth of its integrated service offerings, together with the strategic location and unique capabilities of its infrastructure assets position it well to capitalize on the continued growth expected in flows within the Hidrovia region. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics.

Fleet

Following the completion of the Transaction, the current core fleet of the Company consists of the Navios Logistics fleet.

Navios Logistics’ Fleet

Navios Logistics’ fleet consists of five product tanker vessels, one bunker vessel and one river and estuary product tanker. The table below reflects its cabotage tanker fleet as presented in Navios Logistics’ 20-F filed with SEC.

Vessel	Type	Built	DWT	Employment Date	Charter-Out Duration	Expiration Date of License
Estefania H	Product Tanker	2008	12,000	December 1, 2021	36 months	N/A(1)
Makenita H	Product Tanker	2009	17,508	February 16, 2022	48 months	June 27, 2026
Sara H	Product Tanker	2009	9,000	March 19, 2022	2 months	July 1, 2026
Ferni H	Product Tanker	2010	16,871	April 1, 2020	36 months	August 4, 2026
San San H	Product Tanker	2010	16,871	September 2022	9 months	May 31, 2023
				May 2023	29 months
Elena H	Product Tanker	2018	4,999	October 13, 2018	60 months	August 18, 2026
He Man H	Bunker Vessel	2012	1,693	Repositioning	—	September 9, 2024

(1)	License does not apply as the vessel has an Argentine flag.

 In Argentina, all of Navios Logistics’ cabotage tanker vessels fly a foreign flag and operate under licenses of one to three years’ duration issued by the Argentinian maritime authorities, other than the Estefania H, which flies the Argentine flag. Such licenses for Navios Logistics’ vessels expire at various times until August 18, 2026. In the event that a license cannot be further renewed, a vessel must fly the Argentine flag to continue operating in Argentine cabotage.

A. Operating Results

Statement of Operations

Navios Holdings reported financial information and evaluated its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings did not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue could be identified for each type of charter, management did not identify expenses, profitability or other financial information on a charter-by-charter or type of charter basis. The reportable segments reflected the internal organization of the Company and were strategic businesses that offer different products and services. Prior to the Transaction, the Company had two reportable segments: the Dry Bulk Vessel Operations and the Logistics Business. The Dry Bulk Vessel Operations segment consisted of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels and freight. The Logistics Business segment consisted of port terminal business, barge business and cabotage business in the Hidrovia Region. Subsequent to the closing of the Transaction, the results of the Dry Bulk Vessel Operations are reported as discontinued operations for all periods presented. For further information see Note 3 “Discontinued operations”, included elsewhere in this Annual Report.

Period over Period Comparisons

For the year ended December 31, 2022 compared to the year ended December 31, 2021

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2022 and 2021, respectively. This information was derived from the audited consolidated statement of comprehensive income/(loss) of Navios Holdings for each of the years ended December 31, 2022 and 2021. Following the closing of the Transaction (as defined herein), the results of the dry bulk vessel operations have been reported as discontinued operations for all periods presented.

(In thousands of U.S. dollars)	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenue	$255,397	$223,476
Time charter, voyage and logistics business expenses	(68,726)	(69,040)
Direct vessel expenses	(76,394)	(64,597)
General and administrative expenses	(19,772)	(17,042)
Depreciation and amortization	(31,713)	(31,655)
Allowance for credit losses	(320)	(391)
Interest income	878	230
Interest expense and finance cost	(64,680)	(65,399)
Impairment loss/ loss on sale of vessels, net	(3,195)	(21,966)
Non-operating other finance cost	(24,000)	—
Other income	3,790	4,100
Other expense	(6,610)	(5,531)
Loss before equity in net (losses)/earnings of affiliate companies	$(35,345)	$(47,815)
Equity in net (losses)/earnings of affiliate companies	(25,815)	69,275
(Loss)/income before taxes	$(61,160)	$21,460
Income tax benefit/(expense)	323	(4,717)
Net income/(loss) from continuing operations	$(60,837)	$16,743
Net income/(loss) from discontinued operations (including gain from sale of $169,631 in 2022)	146,106	75,158
Net income	85,269	91,901
Less: Net loss attributable to the noncontrolling interest	2,037	24,785
Net income attributable to Navios Holdings common stockholders	$87,306	$116,686

Revenue: Revenue from continuing operations, generated solely from Navios Logistics, was $255.4 million for the year ended December 31, 2022, as compared to $223.5 million of revenue generated solely from Navios Logistics for the year ended December 31, 2021. The increase was mainly attributable to (i) a $22.5 million increase in revenue from the port terminal business due to higher volumes transshipped at the grain port terminal mainly as a result of increased Uruguayan soybean production and exports, and higher tariffs and volumes transshipped at the iron ore terminal; (ii) a $17.7 million increase in revenue from the cabotage business mainly due to the improvement in the market rates as compared to the year ended December 31, 2021; and (iii) a $0.3 million increase in revenue from the barge business. The overall increase was partially mitigated by a $8.6 million decrease in product sales due to the decrease in the Paraguayan liquid port’s volume of products sold.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses, from continuing operations decreased by $0.3 million or 0.5% to $68.7 million for the year ended December 31, 2022, as compared to $69.0 million for the year ended December 31, 2021. The decrease was mainly due to (i) a $8.6 million decrease in cost of products sold mainly attributable to the decrease in the Paraguayan liquid port terminal’s volumes of products sold; and (ii) a $1.2 million decrease in the time charter and voyage expenses of the cabotage business mainly due to fewer spot trips performed during the period, partially mitigated by (i) a $6.2 million increase in time charter and voyage expenses of the barge business mainly due to higher fuel prices and an increase in bunker consumption and other voyage expenses; and (ii) a $3.3 million increase in port terminal expenses, mainly due to higher volumes transshipped in the Grain Port Terminal and the Iron Ore Port Terminal.

Direct Vessel Expenses: Direct vessel expenses, from continuing operations increased by $11.8 million, or 18.3%, to $76.4 million for the year ended December 31, 2022, as compared to $64.6 million for the year ended December 31, 2021. The increase was mainly attributable to (i) a $10.3 million increase in the cabotage business, mainly due to increased crew payroll and related costs; (ii) a $1.2 million increase in the barge business and (iii) $0.3 million increase in dry-docking and special survey amortization expenses.

General and Administrative Expenses: General and administrative expenses from continuing operations increased by $2.7 million, or 16.0%, to $19.8 million for the year ended December 31, 2022, as compared to $17.0 million for the year ended December 31, 2021. The increase was mainly attributable to a $3.3 million increase in general and administrative expenses related to Navios Logistics mainly due to an increase in professional fees, payroll and travel expenses, partially mitigated by a $0.6 million decrease in general and administrative expenses related to Navios Holdings for continuing operations. For each of the years ended December 31, 2022 and 2021, general and administrative expenses, related to Navios Holdings for continuing operations, under the Administrative Services Agreement (as defined herein), amounted to $0.5 million.

Depreciation and Amortization: Depreciation and amortization, from continuing operations remained stable at $37.1 million for each of the years ended December 31, 2022 and 2021.

Allowance for Credit Losses: For the year ended December 31, 2022, allowance for credit losses, from continuing operations decreased by $0.1 million to $0.3 million, as compared to $0.4 million for the year ended December 31, 2021.

Interest Income: Interest income, from continuing operations increased by $0.6 million to $0.9 for the year ended December 31, 2022, as compared to $0.2 million for the year ended December 31, 2021. The increase was mainly attributable to (i) a $0.4 increase in interest income related to Navios Logistics; and (ii) a $0.3 million increase in interest income related to Navios Holdings from continuing operations.

Interest Expense and Finance Cost: Interest expense and finance cost from continuing operations for the year ended December 31, 2022 decreased by $0.7 million, or 1.1%, to $64.7 million, as compared to $65.4 million in the same period of 2021. This decrease was due to a $3.2 million decrease in interest expense and finance cost of the Logistics Business; partially mitigated by a $2.5 million increase in interest expenses and finance cost, net, from Navios Holdings’ continuing operations, mainly due the 4% PIK interest on the Convertible Debenture (as defined herein) entered into with NSM in January 2022.

Impairment Loss/Loss on Sale of Vessels, Net: Impairment loss from continuing operations incurred in the year ended December 31, 2022 was $3.2 million as compared to $22.0 for the same period in 2021. Impairment loss was due to (i) $0.8 million incurred in the Cabotage Business resulting from the sale of the vessel Malva H; and (ii) $2.4 million incurred in the Barge Business in relation to certain barges. During the year ended December 31, 2021, the Company recorded impairment losses of $22.0 million on two of its vessels operating in the Cabotage Business. Please also refer to Note 7 “Vessels, Port Terminal and other fixed assets, net” included elsewhere in this Annual Report.

Other Income: Other income from continuing operations decreased by $0.3 million or 7.6% to $3.8 million for the year ended December 31, 2022, as compared to $4.1 million for the year ended December 31, 2021 and mainly due to a $0.7 million decrease regarding a claim settlement occurred during the year ended December 31, 2021 in the port terminal business, partially offset by a $0.4 increase in a claim recovery in the barge business during the year ended December 31, 2022.

Other Expense: Other expense from continuing operations increased by $1.1 million or 19.5% to $6.6 million for the year ended December 31, 2022, as compared to $5.5 million for the year ended December 31, 2021. This increase is mainly due to a $1.1 million increase in taxes other than income taxes.

Equity in Net (Losses)/ Earnings of Affiliate Companies: Equity in net losses of affiliate companies increased by $95.1 million to $25.8 million equity in net losses for the year ended December 31, 2022, as compared to $69.3 million equity in net earnings of affiliate companies for the same period in 2021. This increase was mainly due to a $97.7 million OTTI loss related to our investment in Navios Partners incurred during the year ended December 31, 2022; partially mitigated by a $2.6 million increase in equity method income from subsidiaries (Navios Partners, Navios Acquistion and Navios Containers through their respective mergers with Navios Partners).

Income Tax Benefit/(Expense): Income tax benefit increased by $5.0 million to $0.3 million for the year ended December 31, 2022, as compared to a $4.7 million income tax expense for the year ended December 31, 2021. The change in income tax was mainly attributable to Navios Logistics due to (i) a $3.7 million increase in tax benefit from the barge business; and (i) a $1.4 million increase in income tax benefit in cabotage business.

Net income from discontinued operations: Net income from discontinued operations, increased by $70.9 million to $146.1 million for the year ended December 31, 2022, as compared to $75.2 million for the same period in 2021.

In September 2022, the sale of our 36-vessel drybulk fleet was completed. Following the closing of the Transaction, the results of the dry-bulk vessel operations are reported as discontinued operations for all periods presented.

An analysis of the amounts recorded in respect of discontinued operations in the years ended December 31, 2022 and 2021, respectively are presented as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenue	$204,981	$362,342
Time charter, voyage and logistics business expenses	(38,515)	(85,412)
Direct vessel expenses	(30,686)	(47,753)
General and administrative expenses	(11,408)	(14,285)
Depreciation and amortization	(18,135)	(29,581)
Interest expense and finance cost, net	(58,791)	(79,584)
Impairment loss/loss on sale of vessels, net	—	(25,861)
(Loss)/gain on bond extinguishment, net	(221)	951
Non-operating other finance cost	(61,730)	—
Gain from discontinued operations	169,631	—
Other expense, net	(8,967)	(5,561)
Income tax expense	(53)	(98)
Net income from discontinued operations	$146,106	$75,158

Net Loss Attributable to the Noncontrolling Interest: Net loss attributable to the noncontrolling interest decreased by $22.7 million to $2.0 million for the year ended December 31, 2022, as compared to $24.8 million for the same period in 2021. This decrease was mainly due to decrease in net losses from Logistics Business for the year ended December 31, 2022 as compared to the same period in 2021, which translates into a lower amount allocated to non-controlling interest.

For the year ended December 31, 2021 compared to the year ended December 31, 2020

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2021 and 2020, respectively. This information was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2021 and 2020. Following the closing of the Transaction (as defined herein), the results of the dry bulk vessel operations have been reported as discontinued operations for all periods presented.

(In thousands of U.S. dollars)	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue	$223,476	$215,925
Time charter, voyage and logistics business expenses	(69,040)	(62,997)
Direct vessel expenses	(64,597)	(52,706)
General and administrative expenses	(17,042)	(16,859)
Depreciation and amortization	(31,655)	(28,939)
Allowance for credit losses	(391)	(541)
Interest income	230	209
Interest expense and finance cost	(65,399)	(49,166)
Impairment loss/ loss on sale of vessels, net	(21,966)	—
Gain on bond and debt extinguishment, net	—	(4,157)
Other income	4,100	5,694
Other expense	(5,531)	(5,764)
(Loss)/income before equity in net earnings/(losses) of affiliate companies	$(47,815)	$699
Equity in net earnings/(losses) of affiliate companies	69,275	(1,293)
Income/(loss) before taxes	$21,460	$(594)
Income tax expense	(4,717)	(1,865)
Net income/(loss) from continuing operations	$16,743	$(2,459)
Net income/(loss) from discontinued operations	75,158	(186,146)
Net income/(loss)	$91,901	$(188,605)
Less: Net loss/(income) attributable to the noncontrolling interest	24,785	(4,356)
Net income/(loss) attributable to Navios Holdings common stockholders	$116,686	$(192,961)

Revenue: Revenue from continuing operations, generated solely from the Logistics Business was $223.5 million for the year ended December 31, 2021, as compared to $215.9 million for the same period in 2020. The increase was mainly attributable to (i) a $16.2 million increase in revenue from the barge business mainly due to a $23.8 million increase in CoA/voyage revenues related to higher CoA/voyage revenues of convoys previously under time charter contracts, partially mitigated by a $7.6 million decrease in time charter revenues mainly due to the expiration of certain legacy time charter contracts; and (ii) a $5.4 million increase in revenue from the port terminal business mainly due to higher volumes transshipped in the grain port terminal and higher storage revenues in the iron ore port terminal and liquid port terminal. The overall increase was partially mitigated by (i) a $10.6 million decrease in revenue from the cabotage business mainly due to fewer operating days; and (ii) a $3.5 million decrease in sales of products due to the decrease in the Paraguayan liquid port’s volume of products sold.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses from continuing operations increased by $6.0 million or 9.6% to $69.0 million for the year ended December 31, 2021, as compared to $63.0 million for the year ended December 31, 2020. The increase of $6.0 million was mainly due to (i) a $7.5 million increase in time charter and voyage expenses of the barge business mainly due to an increase of 46.6% in revenues from spot voyages performed; (ii) a $0.7 million increase in the time charter and voyage expenses of the cabotage business mainly due to higher voyage expenses, mainly fuel; and (iii) a $0.6 million increase in port terminal expenses; partially mitigated by a $2.8 million decrease in cost of products sold mainly due to the decrease in the Paraguayan liquid port terminal’s volumes of products sold.

Direct Vessel Expenses: Direct vessel expenses from continuing operations increased by $11.9 million, or 22.6%, to $64.6 million for the year ended December 31, 2021, as compared to $52.7 million for the year ended December 31, 2020. The increase of $11.9 million was mainly attributable to (i) a $8.6 million increase in the barge business mainly due to the increased utilization of our convoys to service the demand of the COA/voyage market and (ii) a $3.2 million increase in the cabotage business, mainly due to increased crew costs

General and Administrative Expenses: General and administrative expenses from continuing operations increased by $0.2 million, or 1.1%, to $17.0 million for the year ended December 31, 2021 as compared to $16.9 million for the year ended December 31, 2020. The increase was mainly attributable to a $1.2 million increase in general and administrative expenses related to Navios Logistics mainly due to the increases in payroll and related costs, partially mitigated by a $1.0 million decrease in general and administrative expenses related to Navios Holdings for continuing operations. For each of the years ended December 31, 2021 and 2020, general and administrative expenses, related to Navios Holdings for continuing operations, under the Administrative Services Agreement (as defined herein), amounted to $0.5 million.

Depreciation and Amortization: Depreciation and amortization, from continuing operations increased by $2.7 million, or 9.4%, to $31.7 million for the year ended December 31, 2021, as compared to $28.9 million for the year ended December 31, 2020. The increase of $2.7 million was mainly due to (i) a $2.3 million increase in the barge business mainly due to the delivery of each of the six liquid barges completed in the first quarter of 2021 and the Navios Logistics’ 2020 Fleet acquired in the first quarter of 2021 and (ii) a $0.4 million increase in the port terminal business mainly due to increased depreciation expense of tangible assets. Depreciation and amortization in the cabotage business amounted to $3.5 million for year ended December 31, 2021, unchanged compared to the same period in 2021.

Allowance for Credit Losses: For the year ended December 31, 2021, allowance for credit losses, from continuing operations decreased by $0.2 million to $0.4 million, as compared to $0.5 million for the year ended December 31, 2020.

Interest Income: Interest income, from continuing operations remained stable at $0.2 million for each of the years ended December 31, 2021 and 2020.

Interest Expense and Finance Cost: Interest expense and finance cost from continuing operations for the year ended December 31, 2021 increased by $16.2 million, or 33.0%, to $65.4 million, as compared to $49.2 million in the same period of 2020. This increase was mainly due to a $16.2 million increase in interest expense and finance cost of the Logistics Business mainly due to the higher weighted average interest rate of Navios Logistics due to the issuance of the 2025 Logistics Senior Notes (as defined herein). For each of the years ended December 31, 2021 and 2020, interest expense and finance cost, related to Navios Holdings for continuing operations, remained stable at $0.8 million.

Impairment Loss/Loss on Sale of Vessels, Net: Impairment loss from continuing operations incurred in the year ended December 31, 2021 was $22.0 million as compared to nil for the same period in 2020. During the year ended December 31, 2021, the Company recorded impairment losses of $22.0 million on two of its vessels operating in the Cabotage Business.

(Loss)/gain on Bond and Debt Extinguishment, net:  Loss on bond and debt extinguishment, net from continuing operations for the year ended December 31, 2021 decreased by $4.2 million, to nil million, as compared to $4.2 million in the same period of 2020. The decrease of $4.2 million was due to the accelerated amortization of Navios Logistics’ unamortized deferred financing costs due to the repayment in full of the 2022 Logistics Senior Notes and the Navios Logistics’ Term Loan B Facility. Please refer also to Note 11 “Borrowings”, included elsewhere in this Annual Report.

Other Income: Other income from continuing operations decreased by $1.6 million to $4.1 million for the year ended December 31, 2021, as compared to $5.7 million for the year ended December 31, 2020. The decrease of $1.6 million was mainly due to a $4.3 million decrease related to a claim settlement regarding a storage and transshipment contract in the grain port terminal during the year ended December 31, 2020; partially mitigated by (i) a $2.1 million increase in gain from foreign exchange differences; and (ii) a $0.7 million increase due a claim settlement during the year ended December 31, 2021.

Other Expense: Other expense from continuing operations decreased by $0.2 million to $5.5 million for the year ended December 31, 2021, as compared to $5.8 million for the year ended December 31, 2020. This decrease is mainly a $0.2 million decrease in taxes other than income taxes.

Equity in Net Earnings/(Losses) of Affiliate Companies  Equity in net earnings of affiliate companies increased by $70.6 million to $69.3 million equity in net earnings for the year ended December 31, 2021, as compared to $1.3 million equity in net losses of affiliate companies for the same period in 2020. This increase was mainly due to (i) a $61.3 million increase in equity method income from Navios Partners, from which the amount of $25.9 million is related to the NMCI Merger; (ii) a $13.4 million other-than-temporary impairment (“OTTI”) loss relating to the investment in Navios Acquisition recognized in the fourth quarter of 2020; (iii) $6.7 million other-than-temporary impairment OTTI loss relating to the investment in Navios Europe II recognized in the first quarter of 2020; and (iv) a $0.5 million increase in equity method income from Navios Containers. The overall increase was partially mitigated by a $11.2 million decrease in equity method income from Navios Acquisition, mainly due to the NNA Merger.

Income Tax Expense: Income tax expense increased by $2.9 million to $4.7 million for the year ended December 31, 2021, as compared to a $1.9 million for the year ended December 31, 2020. The change in income tax was mainly attributable to Navios Logistics due to (i) a $3.6 million increase in tax expense from the barge business; partially mitigated by (i) a $0.8 million decrease in income tax expense in cabotage business. The overall increase was mainly due to the recalculation of the deferred tax liability resulting from an increase in income tax rate.

Net income/(loss) from discontinued operations: Net income/(loss) from discontinued operations, increased by $261.3 million to $75.2 million income for the year ended December 31, 2021, as compared to $186.1 million loss for the same period in 2020.

An analysis of the amounts recorded in respect of discontinued operations in the years ended December 31, 2021 and 2020, respectively are presented as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue	$362,342	$200,793
Time charter, voyage and logistics business expenses	(85,412)	(103,592)
Direct vessel expenses	(47,753)	(52,049)
General and administrative expenses	(14,285)	(16,843)
Depreciation and amortization	(29,581)	(42,076)
Interest expense and finance cost, net	(79,584)	(87,345)
Impairment loss/loss on sale of vessels, net	(25,861)	(88,367)
(Loss)/gain on bond extinguishment, net	951	11,204
Impairment loss for Navios Europe II	—	(6,050)
Other expense, net	(5,561)	(1,634)
Income tax expense	(98)	(187)
Net income/(loss) from discontinued operations	$75,158	$(186,146)

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

B. Liquidity and Capital Resources

On July 26, 2022, Navios Holdings agreed to sell its 36-vessel dry bulk fleet to Navios Partners consisting of cash and the assumption of bank debt and finance leases related to the vessels, and subject to working capital adjustment at closing. On September 8, 2022, the Company completed the sale of its drybulk vessels to Navios Partners. For further information see Note 3 “Discontinued operations” in the consolidated financial statements, included elsewhere in the Annual Report.

Navios Holdings has historically financed its capital requirements with cash flows from operations, issuances of debt securities and borrowings under bank credit facilities. Main uses of funds have been refinancings of outstanding debt, capital expenditures for the acquisition of new assets, new construction and upgrades at the port terminals and expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards. Navios Holdings may from time to time, subject to restrictions under its debt and equity instruments, including limitations on dividends and repurchases under its preferred stock, depending upon market conditions and financing needs, use available funds to refinance or repurchase its debt in privately negotiated or open market transactions, by tender offer or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Holdings deems appropriate (which may be below par) and subject to Navios Holdings cash requirements for other purposes, compliance with the covenants under Navios Holdings’ debt agreements, and other factors management deems relevant. In addition, we regularly review options for refinancing our outstanding indebtedness and opportunities for acquisition of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. Generally, our sources of funds may be from cash flows from operations, long-term borrowings and other debt or equity financings, proceeds from asset sales and proceeds from sale of our stake in our investments. We cannot provide any assurance that we will be able to secure adequate financing or obtain additional funds on favorable terms, to meet our liquidity needs.

See “Item 5B. - Working Capital Position” for further discussion of Navios Holdings’ working capital position.

Cash flows for the year ended December 31, 2022 compared to the year ended December 31, 2021:

The following table presents cash flow information for the years ended December 31, 2022 and 2021. This information was derived from the audited Consolidated Statements of Cash Flows of Navios Holdings for the respective periods.

(in thousands of U.S. dollars)	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Net cash provided by operating activities	$130,709	$109,620	$25,211
Net cash provided by investing activities	332,115	118,774	592
Net cash (used in)/provided by financing activities	(521,824)	(201,727)	6,654
(Decrease)/increase in cash and cash equivalents and restricted cash	(59,000)	26,667	32,457
Cash and cash equivalents and restricted cash, beginning of year	137,851	111,184	78,727
Cash and cash equivalents and restricted cash, end of year	$78,851	$137,851	$111,184

Cash provided by operating activities for the year ended December 31, 2022 as compared to the year ended December 31, 2021:

Net cash provided by operating activities increased by $21.1 million to $130.7 million for the year ended December 31, 2022, as compared to $109.6 million for the year ended December 31, 2021.

The net cash inflows resulting from the change in operating assets and liabilities of $28.4 million for the year ended December 31, 2022 resulted from: (i) $34.3 million increase in amounts due to affiliates companies; (ii) $33.1 million in Convertible Debenture movement; and (iii) $7.3 million decrease in prepaid expenses and other current assets. This amount was partially mitigated by: (i) $21.7 million decrease in accrued expenses and other liabilities; (ii) $11.5 million payments for drydock and special survey costs; (iii) $5.6 million decrease in operating lease liabilities, net; (iv) $2.6 million decrease in deferred income and cash received in advance; (v) $2.2 million decrease in accounts payable; (vi) $2.1 million increase in inventories; and (vii) 0.7 million increase in accounts receivable.

The net cash outflow resulting from the change in operating assets and liabilities of $48.8 million for the year ended December 31, 2021 resulted from: (ii) $21.3 million payments for dry dock and special survey costs; (ii)$17.3 million decrease in operating lease liabilities, net; (iii) $11.0 million decrease in accrued expenses and other liabilities; (iv) $9.9 million increase in accounts receivable; (v) $0.5 million decrease in due to affiliate companies; and (vi) $0.2 million decrease in deferred income and cash received in advance. This amount was partially mitigated by: (i) $7.1 million increase in accounts payable; (ii) $2.2 million decrease in prepaid expenses and other assets; (iii) $1.8 million decrease in inventories; and (iv) $0.3 million increase in other long-term liabilities.

Cash provided by investing activities for the year ended December 31, 2022 as compared to the year ended December 31, 2021:

Net cash provided by investing activities increased by $213.3 million to $332.1 million for the year ended December 31, 2021, as compared to $118.8 million for the year ended December 31, 2021.

Cash provided by investing activities for the year ended December 31, 2022 was the result of (i) $370.6 million in proceeds from the sale of the 36-vessel dry bulk fleet; and (ii) $2.2 million of proceeds related to the sale of the Malva H, partially mitigated by (i) $21.4 million in payments made by Navios Holdings for the acquisition of Navios Sky and additions to vessels; (ii) $9.9 million of cash disposed of as a result of the sale of the 36-vessel dry bulk fleet; (iii) $6.9 million in payments for the purchase of tangible assets; (iv) $1.9 million in payments for the construction of a new stockpile in the Iron Ore Port Terminal; (v) $0.6 million in payments for the construction of a new crane in the Iron Ore Port Terminal; and (vi) $0.1 million in payments for the development of our port operations in Port Murtinho, Brazil.

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

Cash used in financing activities for the year ended December 31, 2022 as compared to the year ended December 31, 2021:

Net Cash used in financing activities increase by $320.1 million to $521.8 million for the year ended December 31, 2022, as compared to $201.7 million for the year ended December 31, 2021.

Cash used in financing activities for the year ended December 31, 2022 was the result of (i) $610.5 million in payments made for the repayment of the 2022 Notes (as defined herein) and the 2022 Senior Secured Notes (as defined herein); (ii) $375.3 million in repayments of loans payable to affiliate companies; (iii) $42.5 million in payments made in connection with Navios Holdings outstanding indebtedness; (iv) $36.0 million in payments made in connection with Navios Logistics’ outstanding indebtedness; (v) $10.0 in payments relating to the redemption of preferred stock; (vi) $5.0 million in payments made in connection with the promissory note (as defined herein); (vii) $1.6 million in payments of deferred financing costs; and (viii) $0.2 million in payments made in connection with the finance lease liability. These increases were partially mitigated by the receipt of: (i) $262.6 million in proceeds from loans payable to affiliate companies; (ii) $206.7 million in proceeds from long term debt from Navios Holdings; and (iii) $53.0 million in proceeds from three sale and leaseback agreements; (iv) $37.0 million in proceeds from Navios Logistics’ long term debt.

Cash used in financing activities for the year ended December 31, 2021 was the result of (i) $168.6 million in payments for the repayment of the 2022 Notes and 2022 Senior secured Notes; (ii) $130.7 million in payments made related to the loans from affiliate companies; (iii) $76.2 million in payments made in connection with Navios Holdings’ indebtedness; (iv) $21.0 million in payments made in connection with the acquisition of the noncontrolling interest, including $5.0 million relating to promissory note; (v) $13.5 million in payments made in connection with Navios Logistics’ outstanding indebtedness; (vi) $5.3 million in payments for the repayment of Navios Logistics’ Notes Payable (as defined herein); (vii) $3.9 million in payments of deferred financing costs; partially mitigated by (i) $115.0 million proceeds from loan payable to affiliate companies; (ii) $58.0 million proceeds from three Sale and Leaseback Agreements; and (iii) $44.4 million in proceeds from the sale of shares, net of expenses.

Cash provided by operating activities for the year ended December 31, 2021 as compared to the year ended December 31, 2020:

Net cash provided by operating activities increased by $84.4 million to $109.6 million for the year ended December 31, 2021, as compared to $25.2 million for the year ended December 31, 2020.

The net cash outflow resulting from the change in operating assets and liabilities of $48.8 million for the year ended December 31, 2021 resulted from: (ii) $21.3 million payments for dry dock and special survey costs; (ii)$17.3 million decrease in operating lease liabilities, net; (iii) $11.0 million decrease in accrued expenses and other liabilities; (iv) $9.9 million increase in accounts receivable; (v) $0.5 million decrease in due to affiliate companies; and (vi) $0.2 million decrease in deferred income and cash received in advance. This amount was partially mitigated by: (i) $7.1 million increase in accounts payable; (ii) $2.2 million decrease in prepaid expenses and other assets; (iii) $1.8 million decrease in inventories; and (iv) $0.3 million increase in in other long-term liabilities.

The net cash inflows resulting from the change in operating assets and liabilities of $30.8 million for the year ended December 31, 2020 resulted from: (ii) $37.5 million increase in due to affiliate companies; (ii) $18.5 million increase in accrued expenses and other liabilities; (iii) $7.8 million increase in accounts payable; and (iv) $0.6 million increase in deferred income and cash received in advance. This amount was partially mitigated by: (i) $17.4 million payments for dry dock and special survey costs; (ii) $5.5 million increase in prepaid expenses and other assets; (iii) $4.0 million decrease in operating lease liabilities, net; (iv) $3.6 million increase in inventories; (v) $3.0 million increase in accounts receivable; and (vi) $0.2 million decrease in other long-term liabilities.

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

Adjusted EBITDA: EBITDA represents net income/(loss) attributable to Navios Holdings’ common stockholders before interest and finance costs, depreciation and amortization and income taxes. Adjusted EBITDA represents EBITDA before stock based compensation. Adjusted EBITDA is presented because it is used by certain investors to measure a company’s operating performance and is reconciled to net income/(loss), the most comparable U.S. GAAP performance measure. Adjusted EBITDA is calculated as follows: net income/(loss) adding back, when applicable and as the case may be, the effect of (i) depreciation and amortization; (ii) amortization of deferred drydock and special survey costs; (iii) stock based compensation; (iv) interest expense and finance cost, net; and (v) income tax benefit/(expense). Navios Holdings believes that Adjusted EBITDA is a basis upon which performance can be assessed and represents useful information to investors regarding their ability to incur indebtedness and meet working capital requirements. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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

Adjusted EBITDA Reconciliation to (Loss)/income

Year Ended December 31, 2022	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
(in thousands of U.S. dollars)	(unaudited)	(unaudited)	(unaudited)
Net (loss)/income from continuing operations	$(58,800)	$41,528	$(6,816)
Depreciation and amortization	31,713	31,655	28,939
Amortization of deferred drydock and special survey costs	4,356	4,122	3,958
Stock based compensation	171	589	1,269
Interest expense and finance cost, net	87,802	65,169	48,957
Income tax (benefit)/expense	(323)	4,717	1,865
Adjusted EBITDA	$64,919	$147,780	$78,172

Adjusted EBITDA for the year ended December 31, 2022 decreased by $82.9 million to $64.9 million, as compared to $147.8 million for the year ended December 31, 2021. The decrease in Adjusted EBITDA was primarily due to (i) a $95.1 million decrease in equity in net losses from affiliate companies mainly due to a $97.7 million OTTI loss related to our investment in Navios Partners incurred during the year ended December 31, 2022, mitigated by a $2.6 million increase in equity method income from subsidiaries; (ii) a $22.7 million decrease in net loss attributable to noncontrolling interest; (iii) a $11.6 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items); (iv) a $3.1 million increase in general and administrative expenses (excluding stock-based compensation expenses); and (v) a $1.3 million increase in other expense. This overall decrease of $133.9 million was partially mitigated by (i) a $31.9 million increase in revenue from Navios Logistics; (ii) a $18.8 million decrease in impairment loss/ loss on sale of vessels, net; and (iii) a $0.3 million decrease in time charter, voyage and logistics business expenses.

Adjusted EBITDA for the year ended December 31, 2021 decreased by $69.6 million to $147.8 million, as compared to $78.2 million for the year ended December 31, 2020. The increase in Adjusted EBITDA was primarily due to (i) a $70.6 million increase in equity in net earnings from affiliate companies; (ii) a $29.1 million decrease in net income attributable to the noncontrolling interest; (iii) a $7.6 million increase in revenue from Navios Logistics; and (iv) a $4.2 million decrease in loss on bond and debt extinguishment, net. This overall increase of $111.4 million was partially mitigated (i) a $22.2 million increase in impairment loss/ loss on sale of vessels, net; (ii) a $11.7 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items); (iii) a $6.0 increase in in time charter, voyage and logistics business expenses; (iv) a $1.2 million increase in other expense; and (v) a $0.9 million decrease in general and administrative expenses (excluding stock-based compensation expenses).

Long-Term Debt Obligations and Credit Arrangements:

Navios Holdings' long-term debt obligations and credit arrangements are presented under the captions “Current portion of long-term debt, net”, “Current portion of senior and ship mortgage notes, net”, “Senior and ship mortgage notes, net of current portion”, “Long-term debt, net of current portion” and “Convertible debenture payable to affiliate companies”, under current and non-current liabilities in the consolidated statement of financial position, included elsewhere in this Annual Report. As of December 31, 2022 and December 31, 2021, total borrowings, net amounted to $651.2 million and $686.8 million, respectively. The current portion of long-term borrowings, net amounted to $23.5 million at December 31, 2022 and $130.7 million at December 31, 2021. Please see Note 7 “Borrowings” to our consolidated financial statements, included elsewhere in this Annual Report for a full description of Interest-bearing loans and borrowings.

Working Capital Position:

As of December 31, 2022, Navios Holdings’ current assets totaled $147.6 million, while current liabilities excluding operating lease liabilities totaled $107.0 million, resulting in a positive working capital position of $40.6 million.

Based on internal forecasts and projections that take into account potential changes in the Company’s trading performance and other assets, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of the interim condensed consolidated financial statements. Although internal forecasts and projections are driven by market data and are subject to future volatility along with other factors outside the control of the Company, with the existence of alternative liquidity sources and management’s ability to utilize them if needed, management concludes that the Company has the ability to continue as a going concern as of the date of the issuance of the interim condensed consolidated financial statements.

Capital Expenditures:

Since 2018, Navios Logistics has acquired a total of approximately 9.0 hectares of undeveloped land located in Port Murtinho, Brazil, for a total cost of $1.6 million. Navios Logistics plans to develop this land for its port operations.

As of December 31, 2022, Navios Logistics has paid $0.8 million and $0.7 million, respectively, for capitalized expenses for the development of its port operations in the port Murtinho region of Brazil, which is included under the caption Other-long term assets” in our consolidated statement of financial position included elsewhere in this Annual Report.

As of December 31, 2022, Navios Logistics has paid $2.5 million for expansion works in its Iron Ore Port Terminal, which is included under the caption “Other-long term assets” in our consolidated statement of financial position included elsewhere in this Annual Report.

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

Dividends from Navios Logistics—Acquisition of noncontrolling interest

On July 30, 2021, Navios Logistics declared and paid a pro rata dividend to the holders of its common equity in shares of Grimaud Ventures S.A. (“Grimaud”). All transactions were eliminated on consolidated level as of that date. Immediately thereafter, Grimaud agreed to redeem the equity interests held by its non-controlling shareholder in full at fair market value. Please see also Note 17 “Preferred and common stock” included elsewhere in this Annual Report.

Concentration of Credit Risk:

Accounts receivable

Concentration of credit risk with respect to accounts receivables is limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the year ended December 31, 2022, two customers accounted for 20.9% and 13.4%, respectively, of the Company’s revenue. For the year ended December 31, 2021, two customers accounted for 23.3% and 10.3%, respectively, of the Company’s revenue. For the year ended December 31, 2020, one customer accounted for 31.7% of the Company’s revenue from continuing operations.

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

Effects of Inflation:

Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. The Company considered various factors in assessing the impact of Argentina’s highly inflationary economy on Navios Logistics, including sales, financing arrangements, working capital, employee salaries, and taxes. The functional currency of the Company’s Argentinian subsidiary is the U.S. dollar and the day-to-day operations of the Company’s Argentinian subsidiary are dependent on the economic environment of the Company’s U.S. dollar currency. As a result, the Company concluded that the highly inflationary economic environment in Argentina would not have a material impact on Navios Logistics’ financial statements and as such, determined not to issue a restatement.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our affiliates’ vessels, which depend on the demand and supply dynamics characterizing the dry bulk market at any given time. For other trends affecting our business, please see other discussions in Item 5. “Operating and Financial Review and Prospects”.

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

All references to the Dry Bulk Vessels included in the following accounting policies relate to the periods prior to the completion of the Transaction.

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

Navios Holdings

Navios Holdings determined the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment were reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows were determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs, the unamortized portion of ballast water treatment system and the unamortized portion of other capitalized items, if any related to the vessel or the carrying value of deposits for newbuildings. The loss recognized either on impairment (or on disposition) would reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

Where the undiscounted projected net operating cash flows for each asset group did not exceed the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest, management proceeded to perform step two of the impairment assessment. In step two of the impairment assessment, the Company determined the fair value of its vessels through a combination of a discounted cash flow analysis utilizing market participant assumptions from available market data and third-party valuations performed on an individual vessel basis.

Pursuant to the Transaction during the third quarter of 2022, the Company completed the sale of its 21 owned vessels to Navios Partners. For further information see Note 3 “Discontinued operations” in the consolidated financial statements, included elsewhere in this Annual Report. No impairment losses were recognized on any of Navios Holdings vessels during the year ended December 31, 2022.

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

As of December 31, 2020, our assessment concluded that step two of the impairment analysis was required for two of our dry-bulk vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value for such vessels. As a result, the Company recorded an impairment loss of $52.8 million for the two dry-bulk vessels, representing the difference between the fair value and the vessels’ carrying value together with the carrying value of deferred drydock and special survey costs, ballast water treatment system costs and other capitalized items, if any, related to these vessels. The impairment is presented under the caption “Net income/(loss) from discontinued operations” in the consolidated statements of comprehensive income/(loss).

Navios Logistics

Vessels, other fixed assets and other long-lived assets held and used by Navios Logistics are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset group and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset group is less than its carrying amount, then management reviews fair values and compares them to the asset group’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset group’s carrying amount to its fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.

During the fourth quarter of 2022, Navios Logistics completed the sale of vessel Malva H for a sale price of $2.2 million. The impairment loss of $0.8 million (including $0.7 million remaining carrying balance of dry dock costs), being the difference of vessel’s carrying value and fair value, recorded in the third quarter of 2022, is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/ loss on sale of vessels, net”. The fair value was determined based on the agreed sale’s price. No impairment triggering events were identified and consequently no impairment loss was recorded on any of the remaining tanker vessels of Navios Logistics during the year ended December 31, 2022. Further, in the third quarter of 2022, Navios Logistics recorded an impairment loss of $2.4 million for certain barges, representing the difference between the fair value and the carrying value together with the carrying value of deferred drydock and special survey costs, if any, related to these barges, which is included in the consolidated statements of comprehensive income under the caption “Impairment loss/ loss on sale of vessels, net”. The fair value was determined based on the agreed or expected sale’s price. No impairment loss was recorded on any of the remaining vessels, other fixed assets and other long-lived assets held and used by Navios Logistics for the year ended December 31, 2022.

As of December 31, 2021, management concluded thatcertain events and circumstances had changed, indicating a potential impairment of two of the Logistics Business’s tanker vessels. These events and circumstances included the extended period in which its tanker vessels operating in the cabotage business have been without a long-term time charter contract. The extended delay is the result of the status of the current tanker market and the vessels’ capacity. Vessels’ capacity appears to be limited to trading in the markets of Argentina and Uruguay.

Navios Logistics recorded an impairment loss of $22.0 million for two of its tanker vessels operating in its cabotage business, representing the difference between the carrying value of the vessels including the carrying value of deferred drydock and special survey costs related to these vessels, and their respective fair values. Navios Logistics determined the fair value of its assets on the basis of evaluations provided by third-party independent shipbrokers and compared them to the carrying value of the vessels including the unamortized portion of deferred drydock and special survey costs. The impairment loss recognized reflected the excess of carrying value over fair value for the vessel asset group. The impairment loss is included under the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive income/(loss). See Note 7 “Vessels, Port Terminals and Other Fixed Assets, Net” in the consolidated financial statements, included elsewhere in this Annual Report.

No impairment loss was recorded on any of the remaining vessels, other fixed assets and other long-lived assets held and used by Navios Logistics for the year ended December 31, 2021.

No impairment loss was recorded on any of the vessels, other fixed assets and other long-lived assets held and used by Navios Logistics for the year ended December 31, 2020.

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

Management estimated the residual values of the Company’s dry bulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight tons (“LWT”). Residual values were periodically reviewed and revised to recognize changes in conditions, new regulations or for other reasons. Revisions of residual values affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods. Management estimated the residual values of the Company’s vessels based on a scrap rate of $340 per LWT after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels.

Management estimated the useful life of its dry bulk vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations on the ability of a vessel to trade, its useful life was re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have had the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have had the effect of increasing the annual depreciation charge.

Deferred Drydock and Special Survey Costs: The Company’s vessels, barges and pushboats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively, for ocean-going vessels, and up to every 72 to 96 months for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained (in rare cases) and under certain other conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels, barges and pushboats sold are written off to income in the year the vessel, barge or pushboat is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2022, 2021 and 2020, the amortization of deferred drydock and special survey costs from continuing operations was $4.4 million, $4.1 million and $4.0 million, respectively.

Goodwill and Other Intangibles:

(i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable.

Navios Holdings evaluated impairment of goodwill using a single step process following the adoption of ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)” as of January 1, 2020. The aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. Navios Holdings determined the fair value of the reporting unit based on a combination of the income approach (i.e. discounted cash flows) and market approach (i.e. comparative market multiples) and believes that the combination of these two approaches is the best indicator of fair value for its individual reporting units. Goodwill impairment loss was measured as the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill.

As of December 31, 2022, goodwill of $56.2 million was allocated to the Dry Bulk Vessel Operations, and included in the carrying value of the disposal group, Please refer to Note 3 “Discontinued Operations”, included elsewhere in this Annual Report.

As of December 31, 2021, the Company performed its impairments test for its reporting units within the Dry Bulk Vessel Operations and the Logistics Business. The Company additionally considered that its market capitalization continued to remain at a level well below the carrying amount.

As of December 31, 2021, the Company performed the impairment test for the Dry Bulk Vessel Operations reporting unit, which, was allocated goodwill of $56.2 million and is included in the consolidated statement of financial position under the caption “Non-current assets from discontinued operations”. The impairment test revealed that the fair value of the Dry Bulk Vessel Operations reporting unit exceeded its carrying amount.

The fair value of the Dry Bulk Vessel Operations reporting unit was estimated using a combination of income and market approaches. For the income approach, the expected present value of future cash flows used judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions and direct vessel expense growth assumptions. The future cash flows were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and the 10-year average of historical one-year time-charter rates). The Company believes this approach to be objective for forecasting charter rates over an extended time period for long-lived assets and consistent with the cyclicality of the industry. In addition, a weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. The market approach estimated the fair value of the Company’s business based on comparable publicly-traded companies in its industry. In assessing the fair value, the Company utilized the results of the valuations and considered the range of fair values determined under all methods which indicated that the fair value exceeded the carrying amount.

As of December 31, 2022 and 2021, the Company performed the impairment test for the Logistics Business, which is allocated goodwill of $104.1 million. Management compares the aggregate fair value of the reporting unit to its carrying amount, including goodwill. Goodwill impairment loss is measured as the amount by which a reporting unit’s carrying amount exceeds its fair value. Management determines the fair value of its logistics reporting unit using the income approach (i.e. discounted cash flow method). Management forecasts all the expected net cash flows associated with the reporting unit, which includes the application of a terminal value for the period after forecast and applies a discount rate to arrive at the fair value. Expected net cash flows include EBITDA and direct and general and administrative expense assumptions. EBITDA assumptions include revenue assumptions, and expenses growth assumptions. The significant factors and assumptions used in the discounted cash flow analysis include the estimated time charter, voyage and port revenue for the unfixed days, the terminal value, terminal growth rate and the discount rate (i.e. ‘‘WACC’’) used to calculate the present value of future cash flows . The estimated time charter, voyage and port revenue for the unfixed days were determined by considering revenues from existing contracts and estimated revenues for the unfixed days, based on historical performance, including utilization rates and storage capacity. Terminal growth rate was determined by taking into consideration industry and market conditions. The WACC was based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company.

No impairment loss was recorded for any of the periods presented for both the Dry Bulk Vessel Operations and the Logistics Business.

(ii) Intangibles Other Than Goodwill: Consolidated intangible assets, consist of Navios Holding’s trade name of $44.0 million that was allocated to the Dry Bulk Vessel Operations, and included in the carrying value of the disposal group and Navios Logistics customer relationships and port terminal operating rights. The fair value of Navios Holdings trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction to use that trade name. The trade name was amortized under the straight-line method over 32 years.

The Company reviews its other intangibles such as trade name, customer relationships and port terminal operating rights periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Intangibles other than goodwill would be considered impaired if their carrying value is not recovered from the future undiscounted cash flows associated with the asset (step one). Measurement of the impairment loss is determined as the difference between the carrying amount and the fair value of the intangible asset. The Company determines the fair value of its intangible assets based on management estimates and assumptions by making use of available market data. In evaluating carrying values of intangible assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, business plans and overall market conditions.

As of December 31, 2022, the Company concluded that no events and circumstances occurred that could trigger the existence of potential impairment of the Navios Logistics’ other intangible assets, including port terminal operating rights and customer relationships. As a result, step one of impairment assessment was not required as of December 31, 2022.

As of December 31, 2021, the Company concluded that no events and circumstances occurred that could trigger the existence of potential impairment of the Navios Holdings trade name, and the Navios Logistics’ other intangible assets, including port terminal operating rights and customer relationships. As a result, step one of impairment assessment was not required as of December 31, 2021.

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

No impairment loss was recorded for the Company’s intangible assets as of December 31, 2022, 2021 and 2020.

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

For charters classified as operating leases where Navios Holdings is deemed the lessor, refer to Note 2(r) “Summary of Significant Accounting Policies -Revenue and Expense Recognition” to the consolidated financial statements included elsewhere in this Annual Report. The Company acts as a lessor under operating leases in connection with all of its charter out arrangements.

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

Impairment of operating lease assets: Operating lease assets used by Navios Holdings were reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Measurement of the impairment loss was determined as the difference between the carrying value and the fair value of the asset group. Navios Holdings determined the fair value of its assets based on management estimates and assumptions by making use of available market data. In evaluating carrying values of operating lease assets, certain indicators of potential impairment were reviewed, such as undiscounted projected operating cash flows, business plans and overall market conditions.

Undiscounted projected net operating cash flows were determined for each asset group and compared to the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest (asset group). If the step two of the impairment analysis was required, the analysis included the use of discounted cash flows which includes various assumptions, including the Company’s WACC.

If management determined that step two of the impairment analysis was required for any of our asset groups, a discounted cash flow analysis using the Company’s WACC was performed. The WACC was based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. Where the undiscounted projected net operating cash flows for each asset group did not exceed the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest, management proceeded to perform step two of the impairment assessment.

Pursuant to the Transaction during the third quarter of 2022, the Company completed the sale of its 15 charter-in and bareboat-in vessels to Navios Partners. For further information see Note 3 “Discontinued operations” in the consolidated financial statements, included elsewhere in this Annual Report.

As of December 31, 2021, the Company concluded that no events or circumstances occurred that would trigger the existence of potential impairment of its operating lease assets. As a result, no step-one impairment assessment was performed as of December 31, 2021.

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

As of December 31, 2020, our assessment concluded that step two of the impairment analysis was required for two asset groups, which involved a discounted cash flow analysis using the Company’s WACC. As a result, the Company recorded an impairment loss of $1.4 million, representing the difference between the fair value of the operating lease asset and its carrying value. The impairment loss is presented under the caption “Net income/(loss) from discontinued operations” in the consolidated statements of comprehensive income/(loss).

Investment in Equity Securities: Navios Holdings evaluates its investment in Navios Partners, and evaluated its investment in Navios Containers and Navios Acquisition (through their NMCI Merger and NNA Merger in March 2021 and September 2021, respectively), and Navios Europe II (through its liquidation in June 2020) for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Partners, and (iii) the intent and ability of the Company to retain its investment in Navios Partners for a period of time sufficient to allow for any anticipated recovery in fair value. If the Company considers any decline to be “other-than-temporary”, then the Company would write down the carrying amount of the investment to its estimated fair value.

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

As of December 31, 2022, the Company recognized an OTTI loss of $97.7 million relating to its investment in Navios Partners and the amount was included under the caption “Equity in net (losses)/earnings of affiliate companies”

As of December 31, 2021, the Company did not recognize any “other-than-temporary” loss in its investment in Navios Partners since we concluded that the decline in fair value of its investment in Navios Partners below its carrying value is temporary.

As of December 31, 2020, the Company did not recognize any “other-than-temporary” loss in its investments in both Navios Partners and Navios Containers. As of December 31, 2020, the Company recognized an OTTI loss of $13.4 million relating to its investment in Navios Acquisition and the amount was included under the caption “Equity in net (losses)/earnings of affiliate companies”. During the first quarter of 2020, the Company considered the decline in fair value of its investment in Navios Europe II as OTTI and therefore recognized a loss of $6.7 million in the accompanying consolidated statement of comprehensive income/(loss) included under the caption “Equity in net earnings/(losses) of affiliate companies”.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The current board of directors, executive officers and significant employees are as follows:

Name	Age	Position
Angeliki Frangou	58	Chairwoman of the Board and Chief Executive Officer
Georgios Akhniotis	58	Chief Financial Officer
Ted C. Petrone*	68	Vice Chairman of Navios Corporation
Vasiliki Papaefthymiou	54	Executive Vice President—Legal and Director
Anna Kalathakis	53	Chief Legal Risk Officer
Shunji Sasada*	65	President of Navios Corporation and Director
Efstratios Desypris	50	Chief Financial Controller
Ioannis Karyotis	47	Senior Vice President—Strategic Planning
Erifili Tsironi	49	Senior Vice President – Credit Management
Spyridon Magoulas	69	Director
John Stratakis	58	Director
Efstathios Loizos	61	Director
George Malanga	65	Director
Michael Pearson	46	Director
*	Significant employee

Angeliki Frangou has been our Chairwoman and CEO since August 25, 2005. In addition, Ms. Frangou has been the Chairwoman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007.Ms. Frangou has been the Chairwoman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Ms. Frangou is also a Member of the Foundation for Economic and Industrial Research. Since 2015, she has also been on the Board of Trustees of Fairleigh Dickinson University. Ms. Frangou also acts as Vice Chairwoman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in Mechanical Engineering from Columbia University.

Georgios Akhniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Akhniotis served as Senior Vice President-Business Development of Navios Holdings from August 2006 to April 2007. Mr. Akhniotis has also been Navios South American Logistics Inc. Chief Executive Officer since October 2022 and Director since 2008. Mr. Akhniotis is currently a Director and Executive Vice President-Business Development of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership,. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers (“PwC”) in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all SOX implementation and consultation projects were performed. He has more than 20 years’ experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Akhniotis holds a Bachelor of Science degree in Civil Engineering from the University of Manchester and he is a member of the institute of chartered accountants in England and Wales. Mr. Akhniotis is also a member of the institute of certified accountants in Cyprus.

Ted C. Petrone became Vice Chairman of Navios Corporation in January 2015 having previously served as a director of Navios Maritime Holdings Inc. (“Navios Holdings”) from May 2007 to January 2015 and President of Navios Corporation from September 2006 to January 2015. Mr. Petrone has also been Navios South American Logistics Inc. President since July 2020. Mr. Petrone also serves as Vice Chairman of Navios Maritime Partners L.P. since November 2022. Mr. Petrone has served in the maritime industry for 45 years, 42 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. Mr. Petrone was previously responsible for all aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a Bachelor of Science degree in maritime transportation. He has served aboard U.S. Navy (Military Sealift Command) tankers.

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

Anna Kalathakis has been Chief Legal Risk Officer since November 2012, and Senior Vice President — Legal Risk Management of Navios Maritime Holdings Inc. (“Navios Holdings”) from December 2005 until October 2012. Ms. Kalathakis has also been Navios South American Logistics Inc. Secretary since inception and Executive Vice President – Group Risk Management and Director since October 2022. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A. Bilbrough & Co. Ltd. and an Associate Director of the Company (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited). She has previously worked for a U.S. maritime law firm in New Orleans, was admitted to practice law in the state of Louisiana in 1995, and has also worked in a similar capacity at a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to practice law before the Bar in Piraeus, Greece in 2003. She has studied International Relations at Georgetown University, Washington D.C. (1991). She holds an MBA from European University at Brussels (1992) and a J.D. from Tulane Law School (1995).

Shunji Sasada became a director of Navios Maritime Holdings Inc. (“Navios Holdings”) and President of Navios Corporation in January 2015. Mr. Sasada has also served as President since November 2022 and as a Director in Navios Maritime Partners L.P. since August 2007. Previously, as Chief Operating Officer of Navios Corporation and Senior Vice President of Fleet Development, he headed Navios Holdings’ program for the growth and development of the Company’s long-term chartered-in and owned tonnage. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui’s O.S.K. Lines, Ltd. (“MOSK”). Mr. Sasada’s first position with MOSK was in steel products in the Tokyo branch as a salesman for exporting steel products to worldwide destinations. Two years later, Mr. Sasada moved to the tramp section in MOSKitsui’s bulk carrier division and was in charge of operations and then of chartering 20-40 smaller Handysize vessels between 21,000 dwt and 35,000 dwt. In 1991, Mr. Sasada moved to Norway to join Trinity Bulk Carriers as its chartering manager as well as subsidiary board member, representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada is the member of the North American Committee of Nippon Kaiji Kyokai (Class NK). He is a graduate of Keio University, Tokyo, with a B.A. degree in Business and he is a member of the Board of Trustees of Keio Academy of New York.

Efstratios Desypris has been our Chief Financial Controller since February 2011. Mr. Desypris has previously served as Financial Controller since May 2006. Mr. Desypris is also the Chief Operating Officer of Navios Maritime Partners since November 2021 and the Chief Financial Officer of N Shipmanagement Acquisition since September 2019. In addition, Mr. Desypris served as Chief Financial Officer of Navios Maritime Partner L.P. from 2010 to November 2021. He also serves as Senior Vice President — Strategic Planning and Director of Navios Logistics. Before joining Navios Group, Mr. Desypris worked for 9 years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science Degree in Economics from the University of Piraeus.

Ioannis Karyotis has been our Senior Vice President — Strategic Planning since February 2011. Mr. Karyotis has also been Chief Operating Officer of Navios Logistics since October 2022. Previously,mr. Karyotis has served as Chief Financial Officer of Navios Logistics since March 2011. Prior to joining the Company, from 2006 until 2011, Mr. Karyotis was Consultant and later Project Leader at The Boston Consulting Group (BCG), an international management consulting firm. From 2003 until 2005, Mr. Karyotis was Senior Equity Analyst at Eurocorp Securities, a Greek brokerage house, and in 2003, he was Senior Analyst in the Corporate Finance Department at HSBC Pantelakis Securities, a subsidiary of HSBC Bank. Mr. Karyotis began his career in 2002 with Marfin Hellenic Securities as Equity Analyst. He received his Bachelor’s Degree in Economics from the Athens University of Economics and Business (1998). He holds a Master’s of science in Finance and Economics from the London School of Economics (1999) and an MBA from INSEAD (2006).

Erifyli Tsironi has been our Senior Vice President – Credit Management since October 2014. Furthermore Ms. Tsironi is the Chief Financial Officer of Navios Maritime Partners L.P. since November 2021. Prior to that, Ms. Tsironi served as Chief Financial Officer of Navios Maritime Containers L.P. since 2019 until completion of the merger with Navios Maritime Partners L.P. and as Chief Financial Officer of Navios Maritime Midstream Partners L.P since its inception in 2014 until completion of the merger with Navios Maritime Acquisition Corporation in 2018. Ms. Tsironi has 26 years’ experience in shipping. Before joining us, she was Global Dry Bulk Sector Coordinator and Senior Vice President at DVB Bank SE focusing on ship finance. Ms. Tsironi joined the Bank in 2000 serving as Assistant Local Manager and Senior Relationship Manager. Previously, she served as account manager/shipping department in ANZ Investment Bank/ANZ Grindlays Bank Ltd from May 1997 until December 1999. Ms. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Bayes (ex Cass) Business School of City University in London.

Spyridon Magoulas has been a member of Navios Holdings’ Board of Directors since its inception, and prior to that was a member of the board of directors of ISE. Mr. Magoulas was the co-founder of Doric Shipbrokers S.A., a chartering firm based in Athens, Greece, and has served as the managing director of Doric Shipbrokers S.A. from its formation in 1994 until his retirement in 2022. From 1982 to 1993, Mr. Magoulas was chartering director and shipbroker for Nicholas G. Moundreas Shipping S.A., a company located in Piraeus, Greece. Mr. Magoulas received a Bachelor’s Degree in Economics (honors) from the City University of New York, New York, a Master’s Degree in Transportation Management from the Maritime College in New York and a Master’s Degree in Political Economy from the New School for Social Research in New York. In addition to his role on the Board of Directors, Mr. Magoulas also serves as a member of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. Mr. Magoulas is an independent director.

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

George Malanga has been a member of our Board of Directors since April 2010. He is currently serving as the Chief Credit Officer of BNY Mellon.Mr. Malanga has held a variety of positions during his 35 year tenure with the bank. He began his banking career in various relationship management roles before moving to risk management in 2000. Mr. Malanga has served in roles with increased responsibility in credit risk management over the past 21 years. His credit risk experience includes head of asset recovery, head of domestic corporate credit and currently as Chief Credit Officer of BNY Mellon. Mr. Malanga holds a Bachelor’s Degree in Business Administration from Rutgers College and an M.B.A. in Finance from New York University. Mr. Malanga also serves as a member of the Audit Committee and the Nominating and Governance Committee. Mr. Malanga is an independent director.

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

B. Compensation of Directors

The aggregate annual compensation (including bonus) paid to our current executive officers was approximately $3.2 million for the year ended December 31, 2022.

On December 18, 2019, December 21, 2020, December 15, 2021 and December 21, 2022 the Company authorized the granting of restricted share units and share appreciation rights and the issuance of shares of restricted common stock, restricted stock units and stock options under Navios Holdings 2015 Equity Incentive Plan, as amended in December 2018 (the “2015 Equity Incentive Plan”) for its employees, officers and directors. These awards of restricted share units, share appreciation rights, restricted common stock units, restricted common stock and stock options to its employees, officers and directors, vest over three and four years.

Details of options granted

As of the filing of this Annual Report on Form 20-F, 770,558 stock options to purchase the Company’s common stock and 250,000 share appreciation rights have been granted of which 250,000 have vested, 711,852 have expired, 0 remain unvested and 58,706 have been exercised in total, of which 41,141 were granted at an exercise price of $31.80 per share, 3,058 at an exercise price of $58.70 per share, 6,315 at an exercise price of $51.50 per share, 5,953 at an exercise price of $38.10 per share, and 2,239 at an exercise price of $34.40 per share.

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

Details of restricted stock and restricted stock units issued (post Reverse Stock Split)

As of the filing of this Annual Report on Form 20-F, 1,752,203 restricted share units, shares of restricted stock and restricted stock units have been granted and 254,000 share appreciation rights have been granted, of which 1,871,982 have vested and in the aggregate 52,192 were forfeited during the years from 2007 until 2022. See Note 13 “Employee Benefit Plans” to the consolidated financial statements, included herein.

Non-employee directors receive annual fees in the amount of $80,000 each plus reimbursement of their out-of-pocket expenses. In addition, as of January 1, 2020, the non-executive serving as chairman of the Audit Committee receives an annual fee of $25,000, the two members of the Audit Committee (other than the Chairman) receive an annual fee of $20,000 each, the chairman of the Nominating and Governance Committee receives an annual fee of $20,000, and the chairman of the Compensation Committee receives an annual fee of $20,000, plus reimbursement of their out-of-pocket expenses. As of January 1, 2022, each Member of the Nominating and Governance Committee (other than the Chairman) receive an annual fee of $10,000.

C. Board Practices

Board classes

The board of directors of Navios Holdings is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Efstathios Loizos, George Malanga and John Stratakis will expire in 2024. The term of office of the second class of directors, consisting of Shunji Sasada, Spyridon Magoulas and Michael Pearson will expire in 2025. The term of office of the third class of directors, consisting of Angeliki Frangou and Vasiliki Papaefthymiou, will expire in 2023. No directors are entitled to any benefits upon termination of their term.

Audit Committee

The board of directors has established an audit committee of three independent directors. The audit committee is governed by a written charter, which was approved by the board of directors. One of the members of the audit committee is an “audit committee financial expert” for purposes of SEC rules and regulations. The audit committee, among other things, reviews our external financial reporting, engages our external auditors, approves all fees paid to auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Messrs. George Malanga, Efstathios Loizos and Spyridon Magoulas, and our audit committee financial expert is Mr. Efstathios Loizos, who serves as Chairman.

Nominating and Governance Committee

The board of directors has established a nominating and governance committee of three independent directors, Messrs. John Stratakis, who serves as Chairman, Spyridon Magoulas and George Malanga. This committee is governed by a written charter, which was approved by the board of directors. The nominating and governance committee is responsible for providing assistance to the board of directors in fulfilling its responsibility to the Company’s stockholders relating to the Company’s nominating procedures and practices for appointing officers and directors as well as the Company’s oversight, analysis and recommendations with respect to corporate governance and best practices, and the Company’s process for monitoring compliance with laws and regulations.

Compensation Committee

The board of directors has established a compensation committee of three independent directors, Messrs. Efstathios Loizos, who serves as Chairman, Spyridon Magoulas and John Stratakis. The compensation committee is governed by a written charter, which was approved by the board of directors. The compensation committee is responsible for reviewing and approving the compensation of the Company’s executive officers, for establishing, reviewing and evaluating, in consultation with senior management, the long-term strategy of any employee compensation and approving any material change to existing compensation plans.

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

D. Employees

See “Employees and Crewing” under Item 4. B. Business overview.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of March 17, 2023 based on 53,073,635 which consists of 22,826,450 shares of common stock outstanding as of such date and 30,247,185 shares of common stock issuable upon conversion of the Convertible Debenture (as defined herein), by each of Navios Holdings’ executive officers and directors.

Unless otherwise indicated based upon Schedules 13D filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(1)(2)	34,202,521	64.1%
Georgios Akhniotis	*	*
Ted C. Petrone	*	*
Vasiliki Papaefthymiou	*	*
Anna Kalathakis	*	*
Shunji Sasada	*	*
Leonidas Korres	*	*
Efstratios Desypris	*	*
Ioannis Karyotis	*	*
Erifili Tsironi	*	*
Spyridon Magoulas	*	*
John Stratakis	*	*
Efstathios Loizos	*	*
George Malanga	*	*
*	Less than 1%
(1)	Angeliki Frangou’s Schedule 13D indicates that she intends, subject to market conditions, to purchase up to $20.0 million of Navios Holdings’ common stock. As of March 17, 2023, she had purchased approximately $10.0 million in value of our common stock.
(2)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 250,000 options, each for one share, vested but not yet exercised and 30,247,185 shares of common stock issuable upon conversion of the Convertible Debenture (as defined herein).

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of March 17, 2023 based on shares of common stock outstanding as of such date by each person known by Navios Holdings to be the beneficial owner of more than 5% of its outstanding shares of common stock based upon the amounts and percentages as are contained in the public filings of such persons. All such stockholders have the same voting rights with respect to their shares of common stock.

Unless otherwise indicated, based upon Schedules 13D and 13G filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(1)(2)	34,202,521	64.1%
(1)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 250,000 options, each for one share, vested but not yet exercised and 30,247,185 shares of common stock issuable upon conversion of the Convertible Debenture (as defined herein).
(2)	As disclosed in a 13D Amendment dated August 30, 2019, Ms. Frangou has disclosed that she and her affiliate companies have pledged 14,511,171 (before the Reverse Stock Split) of the shares of common stock disclosed in the table above.

As of March 17, 2023, we had 13 shareholders of record, approximately 8 of which were located in the United States and held an aggregate of approximately 21,827,892 shares of our common stock, representing 95.6% of our outstanding common stock. However, one of the U.S. stockholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 19,805,229 shares of our common stock as of that date. Accordingly, we believe that the shares held by CEDE & CO. include common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B. Related Party Transactions

Please see Note 16 “Transactions with Related Parties” to our consolidated financial statements, included elsewhere in this Annual Report for a full description of related party transactions.

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

Refer also to Note 14 “Commitments and contingencies” to the consolidated financial statements, included herein.

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

B. Significant Changes

Not applicable.

Item 9. Listing Details

The principal trading market for our common stock has been the NYSE under the symbol “NM”. Our Series G and Series H ADSs trade on the NYSE under the symbols “NM-PG.” and “NM-PH.”

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum of articles of association

Please refer to Exhibit 3.1 of Form F-1, filed with the SEC on November 2, 2005 with file number 333-129382 and Exhibit 99.1 of Form 6-K, filed on January 17, 2007 with file number 000-51047, which the Company hereby incorporates by reference. Please also refer to the following filings on Form 6-K or Form 8-A, as applicable, (file number 001-33311) filed with the SEC, each of which the Company hereby incorporates by reference:

•	Exhibit 99.2 of Form 6-K filed on October 6, 2008;
•	Exhibit 3.1 of Form 6-K filed on July 7, 2009;
•	Exhibit 3.1 of Form 6-K filed on September 22, 2009;
•	Exhibit 3.1 of Form 6-K filed on September 24, 2009;
•	Exhibit 3.1 of Form 6-K filed on February 4, 2010;
•	Exhibit 1.1 of Form 6-K filed on November 15, 2010;
•	Exhibit 1.1 of Form 6-K filed on December 22, 2010;
•	Exhibit 3.3 of Form 8-A filed on January 24, 2014;
•	Exhibit 3.3 of Form 8-A filed on July 7, 2014 and,;
•	Exhibit 1.1 of Form 6-K, filed on December 27, 2018.

C. Material Contracts

Refer to “Item 4. – Information on the Company” for a discussion of various agreements relating to our business, and to Item 5. – Operating and Financial Review and Prospects” for a discussion of our long-term debt, including Item 5.F for a discussion of the long-term debt, the operating lease obligations and the rent obligations. Other than these agreements, there are no material contracts, other than the contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.

D. Exchange controls

Under the laws of the Republic of the Marshall Islands, Uruguay, PanamaMalta, Brazil, Paraguay, Cayman Islands and the British Virgin Islands, the countries of incorporation of the Company and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

In the case of Argentina, however, it should be noted that local authorities have established certain foreign exchange restrictions that affect the export or import of capital. See “Item 3.D. Risk Factors — Risks Relating to the Counties in which Navios Logistics Operates — Risks Relating to Argentina — “The current and future foreign exchange policy of Argentina may affect the ability of Navios Logistics’ Argentine subsidiary to make cash remittances outside of Argentina.”.

E. Taxation

Marshall Islands Tax Considerations

Navios Holdings is incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, Navios Holdings will not be subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments.

Shipping Tax Jurisdictions

The income tax (expense)/ benefit reflected in the Company’s consolidated financial statements for the years ended December 31, 2022, 2021, and 2020 is mainly attributable to Navios Holdings’ subsidiaries in South America, which are subject to the Argentinean, Brazilian and Paraguayan income tax regime.

CNSA and Corporacion Navios Granos S.A. (“CNGSA”) are located in a tax free zone and are not liable to income tax. Navios Logistics’ current port operations in Uruguay are exempted from income taxes.

As a result of the Law 27,630, voted by the Argentinian Parliament in June 2021, income tax rates and scales were modified. Scales are updated annually as per inflation. Income tax liabilities of the Argentinean subsidiaries for the current period is measured at the amount expected to be paid to the taxation authorities using a tax rate of 35% on any taxable profit above 76 million Argentinean pesos or $429, 30% on any taxable profit between 8 million Argentinian pesos or $42 and 76 Amillion Argentinean pesos or $429, and 25% on any taxable profit below 8 million Argentinean pesos or $42. The enacted Law 27,630 replaced the income tax rates and scales of the tax reform previously voted by the Argentinean Parliament in December 2017, and the Law 27,541 voted in December 2019, in which the corporate income tax rate had decreased from 35% in 2017 to 30% for the period from 2018 to 2021 and would further decrease to 25% for the period from 2022 onwards. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period.

Under the tax laws of Argentina, the subsidiaries of the Company in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 2.0% for the year ended December 31, 2022 (2.0% for 2021 and 2.0% for 2020, respectively).

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

The corporate income tax rate in Argentina, Paraguay, Brazil, and Uruguay is 30%, 10%, 34%, and 25%, respectively for the year ended December 31, 2021. The Company’s deferred taxes as of December 31, 2022 and 2021, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with Navios Logistics. As of January 1, 2007, the Company adopted the provisions of FASB for Accounting for Uncertainty in Income Taxes. This guidance requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. This guidance permits the Company to recognize the amount of tax benefit that has a greater that 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change. Argentinean companies have open tax years ranging from 2014 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2016 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions.

Material U.S. Federal Income Tax Considerations

The following discussion addresses certain U.S. federal income tax considerations applicable to the purchase, ownership and disposition of our common stock. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Treasury (the “Treasury Regulations”), all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. We have not sought, nor do we intend to seek, any rulings from the U.S. Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax consequences discussed below. The discussion below is not in any way binding on the IRS or the courts or in any way an assurance that the U.S. federal income tax consequences discussed herein will be accepted by the IRS or the courts.

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

We encourage U.S. holders and non-U.S. holders (as defined below) to consult their own tax advisor regarding the particular U.S. federal, state and local and non-U.S. income and other tax consequences applicable to the purchase, ownership and disposition of our common stock that may be applicable to them.

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

Based upon our actual and projected income, assets and activities, we intend to take the position, to the extent we are required to do so, that we were not a PFIC for our taxable year ended December 31, 2022 and that we will not become a PFIC for the forseeable future, although there can be no assurances in this regard. For taxable years after 2022, whether we are a PFIC will depend largely on the income, assets and activities of Navios Logistics, as well as any other income we earn or are deemed to earn and assets we own or are deemed to own.

We believe that there is a significant amount of legal authority consisting of the Code, legislative history and IRS pronouncements and rulings supporting our position that income we derive or are deemed to derive from our port terminal, time charter and voyage charter operations constitutes services income (rather than rental income). However, it should be noted that this authority is in other contexts and there is no direct legal authority under the PFIC rules addressing whether income from port terminal, time charter or voyage charter operations is services income or rental income (or otherwise constitutes passive income) and there is also contrary authority in other contexts, including authority which characterizes certain types of income we earn or are deemed to earn as rental income rather than services income. Accordingly, no assurance can be given that the IRS or a court of law will accept this position and there is a risk that the IRS or a court of law could determine that we are a PFIC. In addition, no assurance can be given as to our current and future PFIC status, because such status requires an annual factual determination based upon the composition of our income and assets for the entire taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our income and assets for this purpose, and there are legal uncertainties involved in determining whether the income derived from our chartering activities and from our logistics activities constitutes rental income or income derived from the performance of services. Moreover, the applicability of the relevant legal authorities to our business and organizational structure is not entirely clear and is subject to differing interpretations. We have not sought, and we do not expect to seek, an IRS ruling on this issue. As a result, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot provide any assurance that the nature of our operations, or the nature or composition of our income or assets, will not change in the future, or that we can avoid PFIC status in the future.

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

Sale, Exchange or Other Disposition of Our Common Stock

A non-U.S. holder of our common stock generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•	the gain is effectively connected with the conduct of a trade or business in the United States (and, if the non-U.S. holder is entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or
•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more during the taxable year of disposition (but is not considered a resident of the Unites States under specific rules) and certain other conditions are met.

Gain that is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. A corporate non-U.S. holder’s earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30.0% (or such lower rate as may be specified by an applicable income tax treaty).

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

A non-U.S. holder may be required to establish your exemption from information reporting and backup withholding by certifying your non-U.S. status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency, fuel price inflation and time charter rate fluctuation.

Interest Rate Risk:

Debt Instruments — On December 31, 2022 and 2021, Navios Holdings had a total of $686.8 million and $835.5 million, respectively, of long-term indebtedness. All of the Company’s debt is U.S. dollar-denominated. The the 2024 Notes, the Convertible Debenture, the 2025 Logistics Senior Notes and four Navios Logistics’ loans bear interest at a fixed rate; the remaining balance of Company’s debt bears interest at a floating rate as discussed in “Item 5.B Liquidity and Capital Resources”.

Changes in interest rates for our floating-rate loan facilities would affect their interest rate and related interest expense. As of December 31, 2022, the outstanding amount of the Company’s floating rate loan facilities was $14.0 million. A change in the LIBOR and SOFR rate of 100 basis points would increase interest expense for the year ended December 31, 2022, by $0.2 million. The interest rate on the 2024 Notes, the Convertible Debenture, the 2025 Logistics Senior Notes and four Navios Logistics’ loans are fixed and, therefore, changes in interest rates affect their fair value, which as of December 31, 2022 was $672.9 million, but do not affect their related interest expense.

For a detailed discussion of Navios Holdings’ debt instruments refer to section “Long-Term Debt Obligations and Credit Arrangements” included in Item 5.B. of this Annual Report.

Foreign Currency Risk:

Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other South American currencies. We use the U.S. dollar as our functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction.

Although Navios Holdings’ revenues are U.S. dollar-based, 59.3% of its expenses from continuing operations, related to its Navios Logistics segment, are in Uruguayan pesos, Argentinean pesos, Paraguayan Guaranies and Brazilian Reales. Navios Holdings monitors its Argentine Peso, Uruguayan Peso, Paraguayan Guarani and Brazilian Real exposure against long-term currency forecasts and enters into foreign currency contracts when considered appropriate.

Inflation and Fuel Price Increases:

The impact of inflation on prices in the South American countries in which Navios Logistics operates and the effects of the current war in Ukraine may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for its Barge and Cabotage Businesses, Navios Logistics negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices that Navios Logistics pays for fuel are temporarily not aligned with the adjustments that Navios Logistics obtains under its freight contracts.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 (e) promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2022.

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

Navios Holdings’ management assessed the effectiveness of Navios Holdings’ internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2022, Navios Holdings’ internal control over financial reporting is effective based on those criteria.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for fiscal years 2022 and 2021 were PricewaterhouseCoopers S.A. The audit fees for the audit of the years ended December 31, 2022 and 2021 were $1.3 million and $1.4 million, respectively.

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

Audit-Related Fees

There were no audit-related fees billed in 2022 and 2021.

Tax Fees

There were no tax fees billed in 2022 and 2021.

All Other Fees

There were no other fees billed in 2022 and 2021.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On October 21, 2022, Navios Holdings repurchased a total of 20,185 Series G ADSs in exchange for aggregate cash consideration of $0.3 million and a total of 584,158 Series H ADSs in exchange for aggregate cash consideration of $8.9 million, pursuant to a tender offer. Please refer also to Note 17 “Preferred and Common Stock” to the consolidated financial statements included herein.

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

The audited consolidated financial statements of Navios Partners as of December 31, 2022 and 2021 and for the years ended December 31, 2022, December 31, 2021, and December 31, 2020 included in the Annual Report on Form 20-F filed by Navios Partners with the SEC on March 24, 2023 are incorporated by reference.

Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382), filed on November 2, 2005).

1.2	Amended and Restated Bylaws of Navios Maritime Holdings Inc (Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382), filed on November 2, 2005).

1.3	Articles of Amendment of Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on January 17, 2007).

1.4	Articles of Amendment of Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K, filed on December 28, 2018).

2.1	Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

2.2	Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on October 6, 2008).

2.3	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on July 7, 2009).

2.4	Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 22, 2009).

2.5	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 24, 2009).

2.6	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on February 4, 2010).

2.7	Indenture relating to the 9.75% Senior Notes due 2024, dated as of March 1, 2019, among Navios Maritime Holdings Inc., the issuer party thereto, and Wilmington Trust, National Association, as trustee (Incorporated by reference to Exhibit 4.43 to the Registrant’s Form 20-F, filed on April 21, 2020).

2.7.1	First Supplemental Indenture relating to the 9.75% Senior Notes due 2024, dated as of April 18, 2019 (Incorporated by reference to Exhibit 4.44 to the Registrant’s Form 20-F, filed on April 21, 2020).

2.8	Form of Amended and Restated Deposit Agreement, by and among Navios Maritime Holdings Inc., Citibank, N.A., and the holders from time to time of the American Depositary Shares described therein, relating to the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 99.(a) to the Registrant’s Registration Statement on Form F-6, filed on March 26, 2021).

2.9	Certificate of Designation of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.10	Form of American Depositary Receipt representing the American Depositary Shares (Incorporated by reference to Exhibit A to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.11	Form of Certificate representing the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.12	Form of Amended and Restated Deposit Agreement, by and among Navios Maritime Holdings Inc., Citibank, N.A., and the holders from time to time of the American Depositary Shares described therein, relating to the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 99.(a) to the Registrant’s Registration Statement on Form F-6, filed on March 26, 2021).

2.13	Certificate of Designation of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014).

2.14	Form of Certificate representing the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014).

2.15	Stockholders Rights Agreement dated as of February19, 2019 by and between Navios Maritime Holdings Inc. and Continental Stock Transfer& Trust Company (Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form 8-A (File No.001-33311), filed on February 19, 2019).

2.16	Description of the rights of each class of securities registered under Section 12 of the Exchange Act.

2.17	Certificate of Designation, Preferences and Rights of Series I Non-Economic Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Thirteenth Amendment to its Schedule 13D, filed on January 10, 2022).

2.18	Convertible Debenture between Navios Maritime Holdings Inc. and Navios Shipmanagement Holdings Corporation (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on December 15, 2021).

2.19	Indenture, dated April 22, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association. (Incorporated by reference to Exhibit 4.1 to Navios Logistics’s Report on Form 6-K, filed on April 23, 2014).

4.1	Amendment to Omnibus Agreement, dated June 29, 2009, by and among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.2	Administrative Services Agreement, dated April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on May 25, 2011).

4.2.1

Assignment Agreement, dated August  29, 2019, among Navios Corporation, Navios South American Logistics Inc. and Navios Shipmanagement Inc. (Incorporated by reference to Exhibit 10.2 to Navios Logistics’ Form 6-K filed on September 12, 2019).

4.2.2

Amendment to the Administrative Services Agreement, dated January 01, 2022, between Navios South American Logistics Inc. and Navios Shipmanagement Inc. (Incorporated by reference to Exhibit 4.1.2. to Navios Logistics’ Annual Report on Form 20-F filed on April 1, 2022).

4.3	Management Agreement, dated August 29, 2019, by and between Navios Maritime Holdings Inc and Navios Shipmanagements Inc (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed September 4, 2019).

4.4	Administrative Services Agreement, dated August 29, 2019, by and between Navios Maritime Holdings Inc. and Navios Shipmanagement Inc. (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed September 4, 2019).

4.5	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A (Incorporated by reference to Exhibit 4.1 to Navios South American Logistics Inc.’s Registration Statement on Form F-4 (Registration No. 333-179250), filed on January 31, 2012).

4.6	Shareholders’ Agreement, dated as of November 19, 2019, between Navios South American Logistics Inc., Navios Maritime Holdings Inc. and Peers Business S.A (Incorporated by reference to Exhibit 4.45 to the Registrant’s Form 20-F, filed on April 21, 2020).

4.7	Second Amendment to the Navios Maritime Holdings Inc. 2015 Equity Incentive Plan (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on December 4, 2018).

8.1	List of subsidiaries (filed herewith).

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).

13.1	Certification of Chief Executive OfficerPursuant to Section 906 of the Sarbanes-Oxley Act (filed herewith).

13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act (filed herewith).

15.1	Consent of PricewaterhouseCoopers S.A.(filed herewith).

15.2	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A. (filed herewith).

15.3	Consolidated Financial Statements of Navios Maritime Partners L.P. for the years ended December 31, 2022, December 31, 2021, and December 31, 2020 (included in Navios Partners’ Annual Report on Form 20-F filed on March 24, 2023).

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted in eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets at December 31, 2022 and 2021; (ii) Consolidated Statements of Comprehensive Income/(Loss) for each of the years ended December 31, 2022, 2021 and 2020; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2022, 2021 and 2020; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2022, 2021 and 2020; and (v) the Notes to Consolidated Financial Statements.

 SIGNATURE

Navios Maritime Holdings Inc. hereby certifies that it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Holdings Inc.

By:	/s/ Angeliki Frangou
Name: Angeliki Frangou
Title: Chairwoman and Chief Executive Officer

Date: March 27, 2023

F- 1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Navios Maritime Holdings Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Navios Maritime Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income/(loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

F- 2

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill impairment assessment in the logistics business

As disclosed in Note 2 to the consolidated financial statements, the carrying amount of the Company’s goodwill is approximately $104.1 million as of December 31, 2022, attributable to the logistics business. Goodwill is tested for impairment at the reporting unit level at least annually, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Management compares the aggregate fair value of the reporting unit to its carrying amount, including goodwill. Goodwill impairment loss is measured as the amount by which a reporting unit’s carrying amount exceeds its fair value. Management determines the fair value of its logistics reporting unit using the income approach (i.e. discounted cash flow method). Management forecasts all the expected net cash flows associated with the reporting unit, which includes the application of a terminal value for the period after forecast and applies a discount rate to arrive at the fair value. Expected net cash flows include EBITDA and future capital expenditures assumptions. EBITDA assumptions include revenue assumptions and direct and general and administrative expense assumptions. As disclosed by management the significant factors and assumptions used in its discounted cash flow analysis for the logistics reporting unit include the estimated time charter, voyage and port revenues for the unfixed days, the terminal value, terminal growth rate and the discount rate (i.e. ‘‘WACC’’) used to calculate the present value of future cash flows. The estimated time charter, voyage and port revenue for the unfixed days were determined by considering revenues from existing contracts and estimated revenues for the unfixed days, based on historical performance, including utilization rates and storage capacity. Terminal growth rate was determined by taking into consideration industry and market conditions. The WACC was based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment in the logistics business is a critical audit matter are (i) the significant judgment by management when determining the fair value of the reporting unit; (ii) a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating management’s significant assumptions related to the estimated time charter, voyage and port revenues for the unfixed days, the terminal value, the terminal growth rate and the WACC; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment in the logistics business, including controls over the fair value estimate of the reporting unit. These procedures also included, among others, (i) evaluating the appropriateness of the discounted cash flow model utilized by management; (ii) testing management’s process for determining the fair value of the reporting unit; (iii) testing the completeness, accuracy and relevance of underlying data used in the model; and (iv) evaluating the significant assumptions used by management related to the estimated time charter, voyage and port revenues for the unfixed days, the terminal value, the terminal growth rate and the WACC. Evaluating management’s assumptions related to the estimated time charter, voyage and port revenues for the unfixed days, the terminal value, terminal growth rate and the WACC, involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were engaged to assist in evaluating the appropriateness of management’s discounted cash flow model, evaluating the reasonableness of the estimated time charter, voyage and port revenue for the unfixed days the terminal value, terminal growth rate used in discounted cash flow model and developing an independent estimate of the WACC.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 27, 2023

We have served as the Company’s (or its predecessor) auditor since 2002.

F- 3

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	4, 12	$78,541	$53,367
Restricted cash	4, 11, 12	310	10
Accounts receivable, net	5	46,494	53,653
Inventories		10,468	8,611
Prepaid expenses and other current assets	6	8,268	7,108
Total current assets, continuing operations		144,081	122,749
Current assets from discontinued operations	3	3,489	106,698
Total current assets		147,570	229,447
Vessels, port terminals and other fixed assets, net	7	495,919	522,616
Deferred dry dock and special survey costs, net		14,974	14,119
Investments in affiliate companies	9	99,292	125,744
Other long-term assets	7	4,480	3,567
Operating lease assets	15	11,787	9,159
Intangible assets other than goodwill	8	46,193	48,966
Goodwill	2	104,096	104,096
Total non-current assets, continuing operations		776,741	828,267
Non-current assets from discontinued operations	3	—	751,064
Total non-current assets		776,741	1,579,331
Total assets		$924,311	$1,808,778
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$21,638	$30,388
Accrued expenses and other liabilities	8, 10, 16	39,852	48,337
Deferred income and cash received in advance	16	4,271	2,693
Operating lease liabilities, current portion	15	834	257
Due to affiliate companies	16	1,642	385
Current portion of loans payable to affiliate companies	11, 12, 16	—	877
Current portion of long-term debt, net	11, 12	23,544	25,976
Current portion of promissory note	16	10,000	5,000
Current portion of senior and ship mortgage notes, net	11, 12	—	103,840
Total current liabilities, continuing operations		101,781	217,753
Current liabilities from discontinued operations	3	6,082	279,695
Total current liabilities		107,863	497,448
Senior and ship mortgage notes, net of current portion	11, 12	496,608	542,698
Long-term debt, net of current portion	11, 12	35,769	32,302
Convertible debenture payable to affiliate companies	11, 16	118,833	—
Long term portion, promissory note	16	—	10,000
Loans payable to affiliate companies, net of current portion	11, 12, 16	—	111,757
Other long-term liabilities and deferred income	16	927	927
Deferred voyage revenue, non current portion		1,313	—
Operating lease liabilities, net of current portion	15	10,953	8,901
Deferred tax liability	20	9,954	10,487
Total non-current liabilities, continuing operations		674,357	717,072
Non-current liabilities from discontinued operations	3	—	527,614
Total non-current liabilities		674,357	1,244,686
Total liabilities		782,220	1,742,134
Commitments and contingencies	14	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 16,988 and 23,032 issued and outstanding as of December 31, 2022 and 2021, respectively.	17	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 22,826,450 and 25,198,620 issued and outstanding as of December 31, 2022 and 2021, respectively.	17	2	2
Additional paid-in capital		664,932	679,301
Accumulated deficit		(576,053)	(667,906)
Total Navios Holdings stockholders’ equity		88,881	11,397
Noncontrolling interest		53,210	55,247
Total stockholders’ equity		142,091	66,644
Total liabilities and stockholders’ equity		$924,311	$1,808,778

See notes to the consolidated financial statements

F- 4

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Expressed in thousands of U.S. dollars — except share and per share data)

	Notes	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue	2	$255,397	$223,476	$215,925
Time charter, voyage and logistics business expenses	15, 16	(68,726)	(69,040)	(62,997)
Direct vessel expenses	16	(76,394)	(64,597)	(52,706)
General and administrative expenses	16	(19,772)	(17,042)	(16,859)
Depreciation and amortization	7, 8	(31,713)	(31,655)	(28,939)
Allowance for credit losses	5	(320)	(391)	(541)
Interest income	16	878	230	209
Interest expense and finance cost	18	(64,680)	(65,399)	(49,166)
Impairment loss/ loss on sale of vessels	7, 12, 15	(3,195)	(21,966)	—
Loss on bond and debt extinguishment	11	—	—	(4,157)
Non-operating other finance cost	11, 16	(24,000)	—	—
Other income	16, 2	3,790	4,100	5,694
Other expense	9, 21	(6,610)	(5,531)	(5,764)
(Loss)/income before equity in net (losses)/earnings of affiliate companies		$(35,345)	$(47,815)	$699
Equity in net (losses)/earnings of affiliate companies	9, 16	(25,815)	69,275	(1,293)
(Loss)/income before taxes		$(61,160)	$21,460	$(594)
Income tax benefit/(expense)	20	323	(4,717)	(1,865)
Net (loss)/income from continuing operations		$(60,837)	$16,743	$(2,459)
Net income/(loss) from discontinued operations (including gain from sale of $169,631 in 2022)	3	146,106	75,158	(186,146)
Net income/(loss)		$85,269	$91,901	$(188,605)
Less: Net loss/(income) attributable to the noncontrolling interest		2,037	24,785	(4,356)
Net income/(loss) attributable to Navios Holdings		$87,306	$116,686	$(192,961)
Net income/(loss) attributable to Navios Holdings from continuing and discontinued operations:
(Loss)/income attributable to Navios Holdings, basic and diluted from continuing operations		$(58,800)	$41,528	$(6,815)
Income/(loss) attributable to Navios Holdings, basic and diluted from discontinued operations		$146,106	$75,158	$(186,146)
Income/(loss) attributable to Navios Holdings common stockholders, basic and diluted	19	$57,083	$111,559	$(197,939)
Basic (loss)/earnings per share attributable to Navios Holdings common stockholders from continuing operations		$(1.27)	$2.25	$(0.91)
Basic earnings/(loss) per share attributable to Navios Holdings common stockholders from discontinued operations		3.79	4.65	(14.43)
Basic earnings/(loss) per share attributable to Navios Holdings common stockholders		$2.52	$6.90	$(15.35)
Weighted average number of shares, basic	19	22,653,879	16,168,329	12,896,568
Diluted (loss)/earnings per share attributable to Navios Holdings common stockholders from continuing operations		$(1.27)	$2.20	$(0.91)
Diluted earnings/(loss) per share attributable to Navios Holdings common stockholders from discontinued operations		3.77	4.54	(14.43)
Diluted earnings/(loss) per share attributable to Navios Holdings common stockholders		2.50	6.74	(15.35)
Weighted average number of shares, diluted		22,838,129	16,553,011	12,896,568
Total comprehensive income/(loss)		85,269	91,901	(188,605)
Comprehensive loss/(income) attributable to noncontrolling interest		$2,037	$24,785	$(4,356)
Total comprehensive income/(loss) attributable to Navios Holdings common stockholders		$87,306	$116,686	$(192,961)

See notes to the consolidated financial statements

F- 5

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
OPERATING ACTIVITIES:
Net income/(loss)		$85,269	$91,901	$(188,605)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	7, 8	49,848	61,235	71,015
Amortization and write-off of deferred financing costs	18	10,784	8,870	7,863
Amortization of deferred drydock and special survey costs		9,693	11,084	10,255
Allowance for credit losses	5	785	1,831	541
Stock-based compensation expenses	13	171	589	1,268
(Loss)/gain on bond and debt extinguishment, net	11	221	(951)	(7,047)
Income tax (benefit)/ expense	20	(270)	4,817	2,052
Equity in net losses/(earnings) of affiliate companies, net of dividends received	9, 16	26,502	(68,752)	2,709
Impairment loss/ loss on sale of vessels, net	7, 15	3,195	47,827	88,367
Impairment of loan receivable from affiliate company	9	—	—	6,050
Non operating other finance cost (convertible debenture)	11, 16	85,730	—	—
Gain on sale of shipping business	3	(169,631)	—	—
Changes in operating assets and liabilities:
Increase in accounts receivable		(689)	(9,887)	(2,992)
(Increase)/decrease in inventories		(2,113)	1,801	(3,641)
Decrease/(increase) in prepaid expenses and other assets		7,288	2,155	(5,505)
Decrease in due from affiliate companies		936	667	18,895
(Decrease)/increase in accounts payable		(2,178)	7,149	7,763
(Decrease)/increase in accrued expenses and other liabilities		(21,696)	(11,019)	18,469
Decrease in operating lease liabilities, net		(5,573)	(17,292)	(3,985)
Increase/(decrease) in due to affiliate companies		33,343	(1,138)	18,626
(Decrease)/increase in deferred income and cash received in advance		(2,558)	(200)	648
Increase/(decrease) in other long-term liabilities and deferred income		—	267	(173)
Payments for drydock and special survey costs		(11,451)	(21,334)	(17,362)
Convertible debenture movement		33,103	—	—
Net cash provided by operating activities		$130,709	$109,620	$25,211
INVESTING ACTIVITIES:
Proceeds from the Transaction	3	370,638	—	—
Cash disposed of due to the Transaction	17	(9,862)	—	—
Loan from affiliate companies	16	—	—	18,629
Dividends received from affiliate companies	9	—	243	5,838
Deposits for vessels, port terminals and other fixed assets	7	(2,598)	(19,498)	(5,153)
Proceeds from lease receivable	15	—	313	189
Proceeds from sale of asset	7	2,186	167,016	83,445
Acquisition of/additions to vessels	7	(21,357)	(24,950)	(96,969)
Purchase of property, equipment and other fixed assets	7	(6,892)	(4,350)	(3,288)
Deposit for option to acquire vessels	14	—	—	(2,099)
Net cash provided by investing activities		$332,115	$118,774	$592

See notes to the consolidated financial statements

F- 6

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
FINANCING ACTIVITIES:
Tender offer - redemption of preferred stock	19	$(9,993)	$—	$—
Repayment of loans payable to affiliate companies	16	(375,264)	(130,743)	(50,000)
Proceeds from loans payable to affiliate companies	16	262,632	115,000	50,000
Proceeds from long-term loans, net of deferred financing costs	11	296,725	58,000	81,625
Proceeds from issuance of senior notes, net of deferred financing costs	11	—	—	487,504
Repayment of long-term debt and payment of principal	11	(78,584)	(94,959)	(164,638)
Repayment/repurchase of senior notes	11	(610,466)	(168,588)	(384,443)
Debt issuance costs		(1,645)	(3,874)	(1,138)
Repayment of finance lease liability		(229)	—	—
Proceeds from sale of shares, net	16	—	44,437	—
Dividends paid to noncontrolling shareholders		—	—	(12,256)
Acquisition of noncontrolling interest	16	(5,000)	(21,000)	—
Net cash (used in)/provided by financing activities		$(521,824)	$(201,727)	$6,654
(Decrease) /increase in cash and cash equivalents and restricted cash		(59,000)	26,667	32,457
Cash and cash equivalents and restricted cash, beginning of year		137,851	111,184	78,727
Cash and cash equivalents and restricted cash, end of year		$78,851	$137,851	$111,184
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$101,731	$141,494	$110,454
Cash paid for income taxes		$61	$260	$186
Non-cash investing and financing activities
Acquisition of/additions to vessels	7	$—	—	(986)
Sale of vessels	7	$—	5,766	4,378
Proceeds from seller’s credit agreement for the construction of six liquid barges	11	$—	2,246	11,229
Transfers from other long-term assets assets	7	$—	$57,107	$—
Proceeds from the Navios Logistics’ 2020 Fleet		$—	15,000	—
Deposits for vessels, port terminals and other fixed assets		$—	$(190)	$—
Promissory note for the acquisition of the noncontrolling interest		$—	$15,000	$—
Other long-term assets unpaid as of December 31, 2021		$—	$(386)	$—
Discontinued operations
Net cash provided by/(used in) operating activities of discontinued operations		$101,021	$109,297	$(33,990)
Net cash provided by investing activities of discontinued operations		$339,419	$142,065	$3,008

See notes to the consolidated financial statements

F- 7

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total Navios Holdings’ Stockholders’ Equity/(Deficit)	Noncontrolling Interest	Total Stockholders’ Equity/(Deficit)
Balance December 31, 2019	23,242	$—	13,360,356	$1	$641,765	$(597,916)	$—	$43,850	$115,175	$159,025
Net loss	—	—	—	—	—	(192,961)	—	(192,961)	4,356	(188,605)
Cancellation of shares (Note 17)	—	—	(1,345)	—	—	—	—	—	—	—
Conversion of convertible preferred stock to common stock (Note 17)	(210)	—	22,712	—	—	—	—	—	—	—
Issuance of common stock (Note 17)	—	—	2,414,263	—	—	—	—	—	—	—
Stock-based compensation expenses (Note 17)	—	—	85,161	—	1,268	—	—	1,268	—	1,268
Other adjustments in accumulated deficit	—	—	—	—	—	6,285	—	6,285	—	6,285
Dividends paid to noncontrolling shareholders	—	—	—	—	—	—	—	—	(12,256)	(12,256)
Balance December 31, 2020	23,032	$—	15,881,147	$1	$643,033	$(784,592)	$—	$(141,558)	$107,275	$(34,283)
Net income	—	—	—	—	—	116,686	—	116,686	(24,785)	91,901
Cancellation of shares (Note 17)	—	—	(894)	1	—	—	—	—	—	—
Issuance of common stock (Note 17)	—	—	9,301,542	—	—	—	—	1	—	1
Sale of shares (Note 17)	—	—	—	—	44,436	—	—	44,436	—	44,436
Stock-based compensation expenses (Note 17)	—	—	16,825	—	589	—	—	589	—	589
Acquisition of Noncontrolling Interest (Note 17)	—	—	—	—	(8,757)	—	—	(8,757)	(27,243)	(36,000)
Balance December 31, 2021	23,032	$—	25,198,620	$2	$679,301	$(667,906)	$—	$11,397	$55,247	$66,644
Net income	—	—	—	—	—	87,306	—	87,306	(2,037)	85,269
Tender offer- redemption of preferred stock (Note 17)	(6,044)	—	—	—	(14,540)	4,547	—	(9,993)	—	(9,993)
Cancellation of shares (Note 17)	—	—	(2,452,170)	—	—	—	—	—	—	—
Stock-based compensation expenses (Note 17)	—	—	80,000	—	171	—	—	171	—	171
Balance December 31, 2022	16,988	$—	22,826,450	$2	$664,932	$(576,053)	$—	$88,881	$53,210	$142,091

See notes to the consolidated financial statements

F- 8

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE: NM) owns (i) a controlling equity stake in Navios South American Logistics Inc. (“Navios Logistics”), one of the largest infrastructure and logistics companies in the Hidrovia region of South America; and (ii) an interest in Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM), a United States publicly listed shipping company that owns and operates dry cargo and tanker vessels.

In September 2022, Navios Holdings completed the sale of its 36-vessel dry bulk fleet consisting of cash and the assumption of bank debt and finance leases related to the vessels, and subject to a working capital adjustment at closing (the “Transaction”), to Navios Partners. The former dry bulk vessel operations were historically a separate reportable segment of the Company. Subsequent to the closing of the Transaction, the results of the dry bulk vessel operations are reported as discontinued operations for all periods presented. For further information see Note 3 “Discontinued operations” in the consolidated financial statements. Upon the closing of the Transaction, the Company has one reportable segment.

Navios South American Logistics Inc.

Navios Logistics, a consolidated subsidiary of the Company, was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest infrastructure and logistics companies in the Hidrovia region river system, the main navigable river system in the region (the “Hidrovia region”), and on the cabotage trades along the south-eastern coast of South America. Navios Logistics serves its customers in the Hidrovia region through its three existing port storage and transfer facilities (the “Port Terminal Business”). The Port Terminal Business comprises its grain port terminal (the “Grain Port Terminal”), which supports agricultural and forest-related exports; its iron-ore port terminal (the “Iron Ore Port Terminal”), which supports mineral-related exports; and its liquid port terminal (the “Liquid Port Terminal”), with tank storage for refined petroleum products. The Grain Port Terminal and the Iron Ore Port Terminal (together, the “Dry Port Terminal”) are located in Nueva Palmira, Uruguay, and the Liquid Port Terminal is located in San Antonio, Paraguay. Navios Logistics complements these three port terminals with a diverse fleet of 271 barges and 30 pushboats that operate in its barge business (the “Barge Business”), and seven vessels, comprising five tankers, one bunker vessel and one river and estuary product tanker, all of which operate in its cabotage business (“the Cabotage Business”). Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”). As of December 31, 2022, Navios Holdings owned 63.8% of Navios Logistics’ stock.

Navios Partners

Navios Partners is an international owner and operator of dry cargo and tanker vessels and is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities. Types of commodities Navios Partners transports include crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer and containers. Navios Partners charters its vessels under short-, medium-, and longer-term charters.

On March 31, 2021, Navios Partners acquired Navios Maritime Containers L.P. (“Navios Containers”) in a merger transaction (the “NMCI Merger”). Following the completion of the NMCI Merger Navios Holdings had no equity investment in Navios Containers. For more information about the NMCI Merger, see Note 9 “Investments in Affiliate Companies” to the consolidated financial statements.

On October 15, 2021, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Partners consummated a merger transaction (the “NNA Merger”). Following the consummation of the NNA Merger, Navios Holdings had no equity investment in Navios Acquisition. For more information about the NNA Merger, see Note 9 “Investments in Affiliate Companies” to the consolidated financial statements.

As of both December 31, 2022 and 2021, Navios Holdings had a 10.3% ownership interest in Navios Partners. Incentive distribution rights are held by a consolidated subsidiary of Navios Holdings.

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

F- 9

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Based on internal forecasts and projections that take into account potential changes in the Company’s trading performance and other assets, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of the consolidated financial statements. Although internal forecasts and projections are driven by market data and are subject to future volatility along with other factors outside the control of the Company, with the existence of alternative liquidity sources and management’s ability to utilize them if needed, management concludes that the Company has the ability to continue as a going concern as of the date of the issuance of the consolidated financial statements.

Following Russia’s invasion of Ukraine in February 2022 the United States, the European Union, the United Kingdom and other countries have announced sanctions against Russia, and may impose wider sanctions and take other actions in the future. To date, no apparent consequences have been identified on the Company’s business. Notwithstanding the foregoing, it is possible that these tensions might eventually have an adverse impact on our business, financial condition, results of operations and cash flows.

(b)   Principles of consolidation: The accompanying consolidated financial statements include the accounts of Navios Holdings, a Republic of the Marshall Islands corporation, and both its majority and wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities (“VIE”) as defined in the accounting guidance, if the Company determines that it is the primary beneficiary of such entity. ASC 810-15-14 outlines the criteria for evaluating whether an entity is a VIE. A VIE is defined as a legal entity where either (i) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability; and an interest in the entity’s residual risks and reward; or (ii) the equity interest holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support; or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both; and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

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

Discontinued Operations: Discontinued operations comprise the operations of a disposed component of an entity or a group of components of an entity if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The Company determined that the sale of its 36-vessel dry bulk fleet completed on September 8, 2022, which resulted in a gain for the Company, represented a strategic shift in Company’s business. Consequently, the results of the previously reported Dry Bulk Vessel Operation, are reported as discontinued operations in the consolidated statements of comprehensive income/(loss) for all the periods presented. For additional information on the Company’s sale of the 36-vessel dry bulk fleet, see Note 3 “Discontinued operations” to the consolidated financial statements.

All references to the dry bulk vessels included in the following accounting policies relate to the periods prior to the completion of the Transaction.

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

Affiliate companies included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliate companies and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2022 and 2021 was 10.3%); (ii) Navios Acquisition and its subsidiaries (ownership interest, through the Navios Partners’ NNA Merger in October 2021, was 6.9%); (iii) Navios Containers and its subsidiaries (ownership interest through Navios Partners’ NMCI Merger in March 2021 was 3.9%); and (iv) Navios Europe II and its subsidiaries (economic interest through liquidation in June 2020 was 47.5%).

Subsidiaries Included in the Consolidation:

		Ownership	Country of	Statements of Operations
Company Name	Nature	Interest	Incorporation	2022	2021	2020
Navios Maritime Holdings Inc.	Holding Company	—	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 7/29	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 9/8	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/ Vessel Owning Company/ Management Company	100%	Belgium	1/1 - 9/8	1/1 - 12/31	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 9/8	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Astra Maritime Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

F- 11

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 9/8	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rondine Management Corp.	Vessel Owning Company	100%	Marshall Is.	—	1/1 - 9/30	3/22 - 12/31
Vernazza Shiptrade Inc.	Operating Company	100%	Marshall Is.	1/1 - 9/8	1/1 - 12/31	9/25-12/31
Beaufiks Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	—	1/1 - 6/30	1/1 - 12/31
Portorosa Marine Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 9/8	1/1 - 12/31	1/1 - 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 9/8	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 9/8	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 9/8	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	—	1/1 - 7/9	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 9/8	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 9/8	1/1 - 12/31	1/1 - 12/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 9/8	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 9/8	1/1 - 12/31	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 9/8	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tulsi Shipmanagement Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

F- 12

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cinthara Shipping Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rawlin Services Company	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mauve International S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	—	1/1 - 3/30	1/1 - 12/31
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	—	1/1 - 3/30	1/1 - 12/31
Diesis Ship Management Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Asia LLC	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iris Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 9/8	1/1 - 12/31	1/1 - 12/31
Jasmine Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 9/8	1/1 - 12/31	1/1 - 12/31
Emery Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 - 9/30
Lavender Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	1/1 - 6/30	1/1 - 12/31
Roselite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 9/8	1/1 - 12/31	1/1 - 12/31
Smaltite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Motiva Trading Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Alpha Merit Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thalassa Marine S.A.	Operating Company	100%	Marshall Is.	1/1 - 7/29	1/1 - 12/31	1/1 - 12/31
Asteroid Shipping S.A.	Operating Company	100%	Marshall Is.	1/1 - 7/29	1/1 - 12/31	1/1 - 12/31
Cloud Atlas Marine S.A.	Operating Company	100%	Marshall Is.	1/1 - 7/29	1/1 - 12/31	1/1 - 12/31
Heodor Shipping Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pacifico Navigation Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rider Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 7/29	1/1 - 12/31	1/1 - 12/31
Talia Shiptrade S.A.	Operating Company	100%	Marshall Is.	1/1 - 7/29	1/1 - 12/31	1/1 - 12/31
Moonstone Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 9/8	6/30 - 12/31	—
Opal Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 9/8	6/30 –12/31	—
Grimaud Ventures S.A.	Operating Company	100%	Marshall Is.	1/1 – 12/31	7/30-12/31	—
Anafi Shipping Corporation	Operating Company	100%	Marshall Is.	5/12 – 9/8	—	—

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

(e)   Restricted Cash: As of both December 31, 2022 and 2021, within restricted cash are included amounts held as security in the form of letters of guarantee or letters of credit totaling $10. As of December 31, 2022, within restricted cash is also included an amount of $300 as cash collateral in escrow accounts, in relation to certain agreements. As of December 31, 2021, within restricted cash is also included an amount of $84,250 as cash collateral in an escrow account, concerning the release of Navios Lumen, Navios Stellar and Navios Phoenix, from the 2022 Notes. For additional information on restricted cash, see Note 3 “Discontinued operations” to the consolidated financial statements.

(e)   Insurance Claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on an accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reporting period, which are probable to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(g)   Inventories: Inventories, which are comprised of lubricants, bunkers (when applicable) and stock provisions on board of the vessels, as well as petroleum products held by Navios Logistics, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Cost is calculated using the first in first out method.

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

Management estimated the residual values of the Company’s dry bulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight tons (“LWT”). Residual values were periodically reviewed and revised to recognize changes in conditions, new regulations or for other reasons. Revisions of residual values affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods. Management estimated the residual values of the Company’s vessels based on a scrap rate of $340 per LWT after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels.

F- 14

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Management estimated the useful life of its dry bulk vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations on the ability of a vessel to trade, its useful life was re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have had the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have had the effect of increasing the annual depreciation charge.

(i)   Deposits for Vessels, Port Terminals and Other Fixed Assets: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels, port terminals and other long-lived fixed assets. Deposits for vessels, port terminals and other fixed assets also include pre-delivery expenses. Pre-delivery expenses represent any direct costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. As of December 31, 2022 and 2021, a total of $3,311 and $713 is included under the caption “Other long-term assets” in the consolidated statement of financial position relating to deposits for vessels, port terminals and other fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the years ended December 31, 2022, 2021 and 2020 amounted to $0, $1,062 and $986, and is included in the in the consolidated statement of financial position under the caption “Other long-term assets”, respectively.

(j)   Assets Held for Sale: The Company’s policy is to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale as of December 31, 2022 and 2021.

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

Navios Holdings

Navios Holdings determined the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment were reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows were determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs, the unamortized portion of ballast water treatment system and the unamortized portion of other capitalized items, if any related to the vessel or the carrying value of deposits for newbuildings. The loss recognized either on impairment (or on disposition) would reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

Where the undiscounted projected net operating cash flows for each asset group did not exceed the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest, management proceeded to perform step two of the impairment assessment. In step two of the impairment assessment, the Company determined the fair value of its vessels through a combination of a discounted cash flow analysis utilizing market participant assumptions from available market data and third-party valuations performed on an individual vessel basis.

F- 15

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Pursuant to the Transaction during the third quarter of 2022, the Company completed the sale of its 21 owned vessels to Navios Partners. For further information see Note 3 “Discontinued operations” in the consolidated financial statements. No impairment losses were recognized on any of Navios Holdings vessels during the year ended December 31, 2022.

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

As of December 31, 2020, our assessment concluded that step two of the impairment analysis was required for two of our dry-bulk vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value for such vessels. As a result, the Company recorded an impairment loss of $52,820 for the two dry-bulk vessels, representing the difference between the fair value and the vessels’ carrying value together with the carrying value of deferred drydock and special survey costs, ballast water treatment system costs and other capitalized items, if any, related to these vessels. The impairment is presented under the caption “Net income/(loss) from discontinued operations” in the consolidated statements of comprehensive income/(loss).

Navios Logistics

Vessels, other fixed assets and other long-lived assets held and used by Navios Logistics are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset group and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset group is less than its carrying amount, then management reviews fair values and compares them to the asset group’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset group’s carrying amount to its fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.

During the fourth quarter of 2022, Navios Logistics completed the sale of vessel Malva H for a sale price of $2,186. The impairment loss of $778 (including $732 remaining carrying balance of dry dock costs), being the difference of vessel’s carrying value and fair value, recorded in the third quarter of 2022, is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/ loss on sale of vessels, net”. The fair value was determined based on the agreed sale’s price. No impairment triggering events were identified and consequently no impairment loss was recorded on any of the remaining tanker vessels of Navios Logistics during the year ended December 31, 2022. Further, in the third quarter of 2022, Navios Logistics recorded an impairment loss of $2,417 for certain barges, representing the difference between the fair value and the carrying value together with the carrying value of deferred drydock and special survey costs, if any, related to these barges, which is included in the consolidated statements of comprehensive income under the caption “Impairment loss/ loss on sale of vessels, net”. The fair value was determined based on the agreed or expected sale’s price. No impairment loss was recorded on any of the remaining vessels, other fixed assets and other long-lived assets held and used by Navios Logistics for the year ended December 31, 2022.

As of December 31, 2021, management concluded that certain events and circumstances had changed, indicating a potential impairment of two of the Logistics Business’s tanker vessels. These events and circumstances included the extended period in which its tanker vessels operating in the cabotage business have been without a long-term time charter contract. The extended delay is the result of the status of the current tanker market and the vessels’ capacity. Vessels’ capacity appears to be limited to trading in the markets of Argentina and Uruguay.

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

No impairment loss was recorded on any of the remaining vessels, other fixed assets and other long-lived assets held and used by Navios Logistics for the year ended December 31, 2021.

No impairment loss was recorded on any of the vessels, other fixed assets and other long-lived assets held and used by Navios Logistics for the year ended December 31, 2020.

(l)   Deferred Drydock and Special Survey Costs: The Company’s vessels, barges and pushboats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively, for ocean-going vessels, and up to every 72 to 96 months for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained (in rare cases) and under certain other conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels, barges and pushboats sold are written off to income in the year the vessel, barge or pushboat is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2022, 2021 and 2020, the amortization of deferred drydock and special survey costs from continuing operations was $4,356, $4,122 and $3,958, respectively.

(m)  Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. Deferred financing costs are presented as a deduction from the corresponding liability. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization and write-off of deferred financing costs from continuing operations for each of the years ended December 31, 2022, 2021 and 2020 were $3,980, $3,378 and $2,626, respectively. See Note 18 “Interest Expense and Finance Cost” to the consolidated financial statements.

F- 17

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(n)  Goodwill and Other Intangibles

(i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable.

Navios Holdings evaluated impairment of goodwill using a single step process following the adoption of ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)” as of January 1, 2020. The aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. Navios Holdings determined the fair value of the reporting unit based on a combination of the income approach (i.e. discounted cash flows) and market approach (i.e. comparative market multiples) and believes that the combination of these two approaches is the best indicator of fair value for its individual reporting units. Goodwill impairment loss was measured as the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill.

As of December 31, 2022, goodwill of $56,240 was allocated to the Dry Bulk Vessel Operations, and included in the carrying value of the disposal group, Please refer to Note 3 “Discontinued Operations”. As of December 31, 2021, the Company performed its impairments test for its reporting units within the Dry Bulk Vessel Operations and the Logistics Business. The Company additionally considered that its market capitalization continued to remain at a level well below the carrying amount.

As of December 31, 2021, the Company performed the impairment test for the Dry Bulk Vessel Operations reporting unit, which,was allocated goodwill of $56,240 and is included in the consolidated statement of financial position under the caption “Non-current assets from discontinued operations”. The impairment test revealed that the fair value of the Dry Bulk Vessel Operations reporting unit exceeded its carrying amount.

The fair value of the Dry Bulk Vessel Operations reporting unit was estimated using a combination of income and market approaches. For the income approach, the expected present value of future cash flows used judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions and direct vessel expense growth assumptions. The future cash flows were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and the 10-year average of historical one-year time-charter rates). The Company believes this approach to be objective for forecasting charter rates over an extended time period for long-lived assets and consistent with the cyclicality of the industry. In addition, a weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. The market approach estimated the fair value of the Company’s business based on comparable publicly-traded companies in its industry. In assessing the fair value, the Company utilized the results of the valuations and considered the range of fair values determined under all methods which indicated that the fair value exceeded the carrying amount.

As of December 31, 2022 and 2021, the Company performed the impairment test for the Logistics Business, which is allocated goodwill of $104,096. Management compares the aggregate fair value of the reporting unit to its carrying amount, including goodwill. Goodwill impairment loss is measured as the amount by which a reporting unit’s carrying amount exceeds its fair value. Management determines the fair value of its logistics reporting unit using the income approach (i.e. discounted cash flow method). Management forecasts all the expected net cash flows associated with the reporting unit, which includes the application of a terminal value for the period after forecast, and applies a discount rate to arrive at the fair value. Expected net cash flows include EBITDA and future capital expenditures assumptions. EBITDA assumptions include revenue assumptions, direct and general and administrative expense assumptions. The significant factors and assumptions used in the discounted cash flow analysis include the estimated time charter, voyage and port revenue for the unfixed days, the terminal value, terminal growth rate and the discount rate (i.e. ‘‘WACC’’) used to calculate the present value of future cash flows. The estimated time charter, voyage and port revenue for the unfixed days were determined by considering revenues from existing contracts and estimated revenues for the unfixed days, based on historical performance, including utilization rates and storage capacity. Terminal growth rate was determined by taking into consideration industry and market conditions. The WACC was based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company.

No impairment loss was recorded for any of the periods presented for both the Dry Bulk Vessel Operations and the Logistics Business.

F- 18

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(ii) Intangibles Other Than Goodwill: Consolidated intangible assets, consist of Navios Holding’s trade name of $44,015 that was allocated to the Dry Bulk Vessel Operations, and included in the carrying value of the disposal group and Navios Logistics customer relationships and port terminal operating rights. The fair value of Navios Holdings trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction to use that trade name. The trade name was amortized under the straight-line method over 32 years.

The Company reviews its other intangibles such as trade name, customer relationships and port terminal operating rights periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Intangibles other than goodwill would be considered impaired if their carrying value is not recovered from the future undiscounted cash flows associated with the asset (step one). Measurement of the impairment loss is determined as the difference between the carrying amount and the fair value of the intangible asset. The Company determines the fair value of its intangible assets based on management estimates and assumptions by making use of available market data. In evaluating carrying values of intangible assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, business plans and overall market conditions.

As of December 31, 2022, the Company concluded that no events and circumstances occurred that could trigger the existence of potential impairment of the Navios Logistics’ other intangible assets including port terminal operating rights and customer relationships. As a result, step one of impairment assessment was not required as of December 31, 2022.

As of December 31, 2021, the Company concluded that no events and circumstances occurred that could trigger the existence of potential impairment of the Navios Holdings trade name, and the Navios Logistics’ other intangible assets, including port terminal operating rights and customer relationships. As a result, step one of impairment assessment was not required as of December 31, 2021.

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

No impairment loss was recorded for the Group’s intangible assets as of December 31, 2022, 2021 and 2020.

The weighted average amortization periods for intangibles are:

Intangible assets	Years
Trade name	32
Port terminal operating rights	47
Customer relationships	20

(o)  Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact a nominal amount of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies, whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiaries transact nominal operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S.-dollar denominated. The financial statements of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of comprehensive income/(loss). The foreign currency gains/(losses) recognized under the captions “Other income” and “Other expense”, respectively, in the consolidated statements of comprehensive income/(loss) for each of the years ended December 31, 2022, 2021 and 2020, were $2,658, $2,637 and $574, respectively.

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

Provision for losses subject to claims was provided for in the period in which estimated losses on vessels under time charter losses were determined. As of both December 31, 2022 and 2021, the balance for this provision was $0.

(q)  Segment Reporting: Operating segments, as defined, indicate components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company through September 8, 2022 had two reportable segments: the Dry Bulk Vessel Operations segment and the Logistics Business segment. The Company determined that the sale of its 36-vessel dry bulk fleet completed on September 8, 2022, represented a strategic shift in Company’s business. Consequently, following the completion of the disposal, the results of operations of the previously reported Dry -Bulk segment are reported as discontinued operations.

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

Revenues from dry port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into silos or the stockpiles for temporary storage, and to load the ocean-going vessels. Revenues are recognized upon completion of loading the ocean-going vessels. Revenue arising from contracts that provide our customers with continuous access to port terminal storage and transshipment capacity is recognized ratably over the period of the contracts. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading as the performance obligation is met evenly over the loading period. Storage fees are assessed and recognized at the point when the product remains in the silo storage beyond the contractually agreed-upon term. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean-going vessel.

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

Expenses related to our revenue-generating contracts are recognized as incurred.

The following tables reflect the revenue earned per category for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
COA/Voyage revenue	$77,798	$77,485	$54,005
Time chartering revenue	59,120	41,446	59,236
Dry Port terminal revenue	96,311	78,740	73,112
Storage fees (dry port) revenue	2,233	1,518	3,364
Dockage revenue	6,596	3,876	3,948
Sale of products revenue	5,183	13,776	17,272
Liquid port terminal revenue	7,010	5,734	4,606
Other	1,146	901	382
Total	$255,397	$223,476	$215,925

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

Pursuant to an administrative services agreement dated August 29, 2019 (the “Administrative Services Agreement”), these services are provided by NSM. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The Administrative Services Agreement also provides that the Company pay a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Administrative Services Agreement is terminated on or before August 29, 2024, upon the occurrence of certain events. For information on the Administrative Services Agreement, see Note 16 “Transactions with Related Parties” in the consolidated financial statements.

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

Direct Vessel Expenses: Direct vessel expenses consisted of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydocking and special survey costs, net of related party management fees for vessel operating expenses. Prior to the Transaction, these services are provided to Navios Holdings’ vessels by NSM, pursuant to a management agreement dated August 29, 2019 (the “Management Agreement”) (see also Note 16 “Transactions with Related Parties” to the consolidated financial statements). The ship management services fees provided by the Manager was a fixed rate of $3.7 per day per owned/bareboat-in vessel until August 2021, $3.8 per day per owned/bareboat-in vessel until August 2022 and $3.9 per day until the closing of the Transaction on September 8, 2022. The fee for the ship management services provided by the Manager was a daily fee of $0.03 per day per charter-in vessel. Drydocking expenses under this agreement were reimbursed by Navios Holdings at cost. The agreement also provided for payment of a termination fee by Navios Holdings, equal to the fees charged for the full calendar year preceding the termination date, in the event the Management Agreement is terminated on or before August 29, 2024, upon the occurrence of certain events. No such fees were triggered.

Prepaid Voyage Costs: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expenses over the voyage or charter period presented under the caption “Prepaid and other current assets”.

(s)  Employee benefits:

Stock-Based Compensation: In December 2022, December 2021 and December 2020, the Company authorized the grant of restricted common stock. In December 2017, the Company authorized the grant of restricted common stock and restricted stock units. These awards of restricted share units, share appreciation rights, restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three and four years. See also Note 13 “Employee Benefit Plans” to the consolidated financial statements.

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

Credit Risk: The Company closely monitors its exposure to customers and counterparties for credit risk. Navios Holdings, through its access to NSM policies and personnel, has policies designed to limit trading to customers and counterparties with an appropriate credit history. Credit risk with respect to accounts receivable is reduced by the Company by rendering services to established international operators. Management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables.

Liquidity Risk: Prudent liquidity risk management ivolves maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.

Foreign Exchange Risk: Foreign currency transactions are converted into the measurement currency at rates prevailing on the dates of the relevant transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive income/(loss) under the captions “Other income” and/or “Other expnese” as applicable.

(u)  Earnings/(Loss) Per Share: Basic earnings/(loss) per share are computed by dividing net income/(loss) attributable to Navios Holdings common stockholders by the weighted average number of shares of common stock outstanding (excluding restricted shares) during the periods presented. Net income/(loss) attributable to Navios Holdings common stockholders is calculated by adding to (if a discount) or deducting from (if a premium) net income/(loss) attributable to Navios Holdings common stockholders the difference between the fair value of the consideration paid upon redemption and the carrying value of the preferred stock, including the unamortized issuance costs of the preferred stock, and the amount of any undeclared dividend cancelled. Diluted income per common share is calculated by applying the treasury stock method. All unvested restricted stock units that have a dilutive effect are included in the calculation. The basic and diluted earnings per share for the period are presented for each category of participating common shares under the two-class method. The as converted number of common shares under the Convertible Debenture are deemed participating securities. Earnings are only allocated to participating securities in a period of net income (including income from continued and discontinued operations). See also Note 19 “Earnings/(Loss) per Common Share” to the consolidated financial statements.

(v)  Income Taxes: The Company is a Republic of the Marshall Islands corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Republic of the Marshall Islands and the United States of America. The tax expense reflected in the Company’s consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 was mainly attributable to its subsidiaries in South America, which are subject to the Argentinean and Paraguayan income tax regimes.

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

As a result of the Law 27,630, voted by the Argentinean Parliament in June 2021, income tax rates and scales were modified. Scales are updated annually as per inflation. Income tax liabilities of the Argentinean subsidiaries for the current period is measured at the amount expected to be paid to the taxation authorities using a tax rate of 35% on any taxable profit above 76 million Argentinean pesos or $429, 30% on any taxable profit between 8 million Argentinean pesos or $42 and 76 million Argentinean pesos or $429, and 25% on any taxable profit below 8 million Argentinean pesos or $42. The enacted Law 27,630 replaced the income tax rates and scales enacted by the Law 27,541, voted by the Parliament on December 23, 2019, which had made changes to the income tax law in Argentina. The Law 27,541, had modified the rates for income taxes applicable for the fiscal years beginning on January 1, 2020 and 2021. In measuring its income tax assets and liabilities, the Company used the rate that is expected to be enacted at the time of the reversal of the asset or liability in the calculation of the deferred tax for the items related to Argentina. An income tax rate of 35% was applied on temporary differences, reversals of which are expected to occur in respect of 2021 fiscal year and onwards. Due to these changes in the Argentinean income tax rates, the Company has recorded an income tax expense of $2,112 during the year ended December 31, 2021, under the caption “Income tax (expense)/ benefit” in the consolidated statements of income.

F- 23

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(w)  Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared. Navios Holdings paid $0 to its common stockholders during each year ended December 31, 2022, 2021 and 2020, and $0 to its preferred stockholders during each year ended December 31, 2022, 2021 and 2020. In November 2015, Navios Holdings announced that the Board of Directors decided to suspend the dividend to its common stockholders. In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G ADSs”) and Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H ADSs” and, together with the Series G, the “Series G ADSs and H ADSs”). All inter-company dividends are eliminated upon consolidation.

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

Impairment of operating lease assets: Operating lease assets used by Navios Holdings were reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Measurement of the impairment loss was determined as the difference between the carrying value and the fair value of the asset group. Navios Holdings determined the fair value of its assets based on management estimates and assumptions by making use of available market data. In evaluating carrying values of operating lease assets, certain indicators of potential impairment were reviewed, such as undiscounted projected operating cash flows, business plans and overall market conditions.

F- 24

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Undiscounted projected net operating cash flows were determined for each asset group and compared to the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest (asset group). If the step two of the impairment analysis was required, the analysis included the use of discounted cash flows which includes various assumptions, including the Company’s WACC.

If management determined that step two of the impairment analysis was required for any of our asset groups, a discounted cash flow analysis using the Company’s WACC was performed. The WACC was based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. Where the undiscounted projected net operating cash flows for each asset group did not exceed the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest, management proceeded to perform step two of the impairment assessment.

Pursuant to the Transaction during the third quarter of 2022, the Company completed the sale of its 15 charter-in and bareboat-in vessels to Navios Partners. For further information see Note 3 “Discontinued operations” in the consolidated financial statements.

 As of December 31, 2021, the Company concluded that no events or circumstances occurred that would trigger the existence of potential impairment of its operating lease assets. As a result, no step-one impairment assessment was performed as of December 31, 2021.

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

As of December 31, 2020, our assessment concluded that step two of the impairment analysis was required for two asset groups, which involved a discounted cash flow analysis using the Company’s WACC. As a result, the Company recorded an impairment loss of $1,361, representing the difference between the fair value of the operating lease asset and its carrying value. The impairment loss is presented under the caption “Net income/(loss) from discontinued operations” in the consolidated statements of comprehensive income/(loss).

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

F- 25

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(ab)  Convertible Preferred Stock: The Company’s 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) was recorded at fair market value on the date of issuance. The fair market value was determined using a binomial valuation model. The model which was used took into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share had a par value of $0.0001. Each holder of Preferred Stock was entitled to receive an annual dividend equal to 2.0% on the nominal value of the Preferred Stock, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date, 30.0% of the then-outstanding shares of Preferred Stock automatically converted into shares of common stock at a conversion price equal to $10.00 per share of common stock with the remaining balance of the then-outstanding shares of Preferred Stock converted into shares of common stock under the same terms 10 years after their issuance date. At any time following the third anniversary from their issuance date, if the closing price of the common stock had been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares automatically converted at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock were entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per common stock. As of December 31, 2022, 2021 and 2020, the balance of convertible preferred stock was nil. For information on the Preferred Stock, see Note 17 “Preferred and Common Stock” in the consolidated financial statements.

(ac)  Cumulative Redeemable Perpetual Preferred Stock: The Company’s 2,000,000 American Depositary Shares, Series G ADSs and the 4,800,000 American Depositary Shares, Series H ADSs are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G ADSs, with a liquidation preference of $2,500.00 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G ADSs at a rate of 8.75% per annum and on the Series H ADSs at a rate of 8.625% per annum of the stated liquidation preference. At any time on or after January 28, 2019, the Series G ADSs may be redeemed at the Company’s option and at any time on or after July 8, 2019, the Series H ADSs may be redeemed at the Company’s option (and the American Depositary Shares can be caused to be redeemed), in whole or in part, out of amounts legally available therefore, at a redemption price of $2,500.00 per share (equivalent to $25.00 per American Depositary Share) plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. The Company has accounted for these shares as equity. For information on Series G ADSs and H ADSs, see Note 17 “Preferred and Common Stock” in the consolidated financial statements.

(ad) Convertible Debenture and Series I Preferred Stock: Concurrently with the refinancing of the NSM loans I & II, Navios Holdings entered into a convertible debenture with NSM (the “Convertible Debenture”) covering certain payments under the NSM Loans including an upfront fee of $24,000, accrued interest, and prepayment fees. NSM has the option to convert any portion of the outstanding balance under the Convertible Debenture into shares of common stock of Navios Holdings pursuant to an agreed-upon mechanism. In accordance with the terms of the Convertible Debenture, on January 3, 2022, Navios Holdings issued 1,000 shares of preferred stock (the “Series I Preferred Stock”), which have no voting and no economic rights. The Convertible Debenture was deemed to be a single liability instrument at inception under ASC 480, as the preferred shares embody an unconditional obligation that the issuer may settle by issuing a variable number of its equity shares with a monetary value that is determinable. Payments/PIK to holders are reported as interest cost and accrued but not-yet-paid payments increase the balance of the convertible debenture. The Convertible Debenture was accounted for under ASU 2020-06 (Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40), amounts to $118,833 and nilas of December 31, 2022 and 2021, respectively, and is presented under the caption “Convertible debenture payable to affiliate companies” in the consolidated balance sheets. The Series I Preferred Stock represents 29,945,271 shares of common stock issuable as of December 31, 2022 which are deemed outstanding for voting purposes. The as converted number of common shares are deemed to be participating securities for the purposes of earning per share calculation.

(ae)  Investment in Equity Securities: Navios Holdings evaluates its investment in Navios Partners, and evaluated its investment in Navios Containers and Navios Acquisition (through their NMCI Merger and NNA Merger in March 2021 and September 2021, respectively), and Navios Europe II (through its liquidation in June 2020) for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Partners, and (iii) the intent and ability of the Company to retain its investment in Navios Partners for a period of time sufficient to allow for any anticipated recovery in fair value. If the Company considers any decline to be “other-than-temporary”, then the Company would write down the carrying amount of the investment to its estimated fair value.

F- 26

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(af)  Financial Instruments and Fair Value: Guidance on Fair Value Measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to guidance on Fair Value Measurements.

(ag)  Recent Accounting Pronouncements:

Adoption of new accounting pronouncements:

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. In addition, in January 2021, the FASB issued another ASU (ASU No. 2021-01) with respect to the Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company will apply the amendments prospectively through December 31, 2024. Following the deferral of the sunset date of topic 848, as amended by ASU 2022 06. There was no material impact to the Company's consolidated financial statements as of December 31, 2022.

In July 2021, the FASB issued ASU 2021-05, Lease (Topic 842): Lessors—Certain Leases with Variable Lease Payments (“ASU 2021-05”). The guidance in ASU 2021-05 amends the lease classification requirements for the lessors under certain leases containing variable payments to align with practice under ASC 840. The lessor should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if both of the following criteria are met: 1) the lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in ASC 842-10-25-2 through 25-3; and 2) the lessor would have otherwise recognized a day-one loss. The amendments in ASU 2021-05 were effective for fiscal years beginning after December 15, 2021. The adoption of this ASU on January 1, 2022 did not have a material impact on the Company’s consolidated financial statements.

On August 5, 2020, the FASB issued ASU No. 2020-06, Debt -Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging -Contracts in Entity’s Own Equity (Subtopic 815-40). The objective of this update is to improve understandability and reduce complexity on distinguishing liabilities from equity. Amendments affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. The amendments in this update were effective for public business entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The adoption of this ASU on January 1, 2022 through the modified retrospective method did not have a material impact on the Company’s consolidated financial statements.

NOTE 3: DISCONTINUED OPERATIONS

In September 2022, Navios Holdings completed the sale of its 36-vessel dry bulk consisting of cash and the assumption of bank debt and finance leases related to the vessels and subject to working capital adjustment at closing, to Navios Partners (the “Transaction”). The closing of the Transaction was effected in two tranches. The first tranche, involving the transfer of 15 charter-in and bareboat vessels, was completed on July 29, 2022. The second tranche, involving the remaining 21 owned vessels, was completed on September 8, 2022. The net cash proceeds of $370,638 were used (i) to repay $262,632 under the NSM Loans and (ii) to fully redeem the outstanding balance of $80,000 under the 2022 Senior Secured Notes at maturity on August 15, 2022.

F- 27

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The difference between the cash consideration received from the disposal and the carrying value of the disposed component resulted in a gain on sale of $169,631 and is included in the consolidated statements of comprehensive income under the caption “Net income/(loss) from discontinued operations”.

The gain on sale was calculated as follows:

Proceeds received:
Cash consideration	$370,638
Carrying value of assets and liabilities:
Book value of Vessels and other fixed assets	452,697
Book value of Operating lease assets and other, net	19,016
Book value of Intangible assets other than goodwill	42,082
Book value of Goodwill	56,240
Bank debt and finance leases payable assumed by Navios Partners	(332,013)
Net liabilities derecognized	(37,015)
201,007
Gain on sale	$169,631

Amounts recorded in respect of discontinued operations in the years ended December 31, 2022, 2021 and 2020, respectively are as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue	$204,981	$362,342	$200,793
Time charter, voyage and logistics business expenses	(38,515)	(85,412)	(103,592)
Direct vessel expenses	(30,686)	(47,753)	(52,049)
General and administrative expenses	(11,408)	(14,285)	(16,843)
Depreciation and amortization	(18,135)	(29,581)	(42,076)
Interest expense and finance cost, net	(58,791)	(79,584)	(87,345)
Impairment loss/loss on sale of vessels, net	—	(25,861)	(88,367)
(Loss)/gain on bond extinguishment, net	(221)	951	11,204
Impairment loss for Navios Europe II	—	—	(6,050)
Non-operating other finance cost	(61,730)	—	—
Gain on sale of shipping business	169,631	—	—
Other expense, net	(8,967)	(5,561)	(1,634)
Income tax expense	(53)	(98)	(187)
Net income/(loss) from discontinued operations	$146,106	$75,158	$(186,146)

Assets and liabilities in respect of discontinued operations presented within the consolidated balance sheet as of December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
Cash and cash equivalent	$—	$224
Restricted cash	—	84,250
Accounts receivable, net	3,489	9,186
Inventories	—	3,052
Other current assets	—	9,986
Vessels and other fixed assets, net	—	427,386
Deferred dry dock and special survey costs, net	—	23,467
Operating Lease assets	—	164,267
Goodwill	—	56,240
Intangible assets other than goodwill	—	44,015
Other non-current assets	—	35,689
Total assets of discontinued operations	$3,489	$857,762
Accounts payable	3,692	6,234
Accrued expenses and other liabilities	1,825	16,122
Deferred income and cash received in advance	—	5,448
Due to related parties, net	565	20,643
Operating lease liabilities, including current portion	—	189,828
Long-term debt, net, including current portion	—	113,641
Senior and ship mortgage notes, including current portion	—	455,393
Total liabilities of discontinued operations	$6,082	$807,309

F- 28

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Borrowings

2022 Notes

On November 29, 2013, the Co-Issuers completed the sale of $650,000 of 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). During 2020, the Company repurchased $20,782 in par value of the 2022 Notes for a cash consideration of $9,443 resulting in a gain on bond extinguishment of $11,204, net of deferred financing costs written-off. During 2021, the Company repurchased $21,356 in par value of the 2022 Notes for cash consideration of $18,588 resulting in a gain on bond extinguishment of $2,728, net of deferred financing costs written-off.

In January 2022, the Company fully repaid the outstanding balance of $455,466 on the 2022 Notes using (i) $206,725 under two credit facilities with commercial banks; (ii) $77,000 under four sale and leaseback agreements; (iii) $100,000 of additional financing from NSM; and (iv) cash from operations. In addition, as of December 31, 2021, $158,873 of 2022 Notes held by the Company that had previously been pledged as collateral to NSM, were canceled.

Hamburg Commercial Bank AG

In December 2021, Navios Holdings entered into a loan agreement with Hamburg Commercial Bank AG (“HCOB”) for an amount of $101,750, for the refinancing of seven dry bulk vessels. On January 5, 2022, the amount under this facility was fully drawn. The loan bore interest at a rate of LIBOR plus a margin, which ranged from 3.25% per annum to 4.50% per annum. In March 2022, Navios Holdings prepaid an amount of $10,380 and one dry bulk vessel was released. The remaining loan balance of $91,345 was repayable in eight quarterly installments of $3,915, beginning three months from the date of the initial drawdown, with a final balloon payment of $60,027 on the last repayment date. The loan facility required compliance with certain covenants.

As of September 8, 2022, the outstanding balance of the secured credit facility was assumed by Navios Partners pursuant to the Transaction.

Credit Agricole CIB/ BNP Paribas

In December 2021, Navios Holdings entered into a loan agreement with Credit Agricole CIB (“CACIB”) and BNP Paribas (“BNPP”) for an amount of $105,000, for the refinancing of seven dry bulk vessels. On January 5, 2022, the amount under this facility was fully drawn. The loan bore interest at a rate of LIBOR plus a margin, which ranged from 2.85% per annum to 3.75% per annum. The loan was repayable in four quarterly installments of $6,500, beginning three months from the date of the initial drawdown, followed by eight consecutive quarterly installments of $4,750 with a final balloon payment of $41,000 on the last repayment date. The loan facility required compliance with certain covenants.

As of September 8, 2022, the outstanding balance of the secured credit facility was assumed by Navios Partners pursuant to the Transaction.

Sale and Leaseback Agreements

In the first quarter of 2020, the Company entered into two sale and leaseback agreements of $68,000 in total, with unrelated third parties for two Capesize vessels. Navios Holdings had no purchase obligation to acquire the vessels at the end of the lease term, however, it was reasonably certain that respective purchase options would be exercised and under ASC 842-40, the transfer of the vessels were determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability.

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

F- 29

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Two of sale and leaseback agreements were repayable by 96 consecutive payments of approximately $481 each, commencing as of December 2021. One sale and leaseback agreement was repayable by 72 consecutive monthly payments of approximately $688, commencing as of December 2021. Two of the agreements mature in the fourth quarter of 2029 and one in the fourth quarter of 2027, respectively, with a balloon payment of $3,600 for each of the two sale and leaseback agreements and $3,500 for one sale and leaseback agreement on the last repayment date. The fourth sale and leaseback agreement amounting to $19,000 was drawn down in January 2022, and was repayable by 84 consecutive monthly payments of approximately $643. The fourth sale and leaseback agreement matured in the first quarter of 2029 with a balloon payment of $1,000.

In March 2022, Navios Holdings entered into a sale and leaseback agreement to finance one dry bulk vessel. The sale and leaseback agreement amounting to $12,000 was drawn down in March 2022, and was repayable by 60 consecutive monthly payments of approximately $521. The sale and leaseback agreement matures in the first quarter of 2027 with a balloon payment of $1,600.

In the third quarter of 2022, Navios Holdings completed the acquisition of a previously chartered-in vessel, Navios Sky. In the third quarter of 2022, the Company entered into a sale and leaseback agreement to finance the vessel. The sale and leaseback agreement amounted to $22,000 was drawn down in the third quarter 2022, and was repayable by 120 consecutive monthly payments of approximately $158. The sale and leaseback agreement matures in the third quarter of 2032 with a balloon payment of $3,000.

The sale and leaseback agreements had no financial covenants.

As of September 8, 2022, the outstanding balances of the sale and leaseback agreements were assumed by Navios Partners pursuant to the Transaction.

NOTE 4: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents and restricted cash consisted of the following:

	December 31, 2022	December 31, 2021
Cash on hand and at banks	$32,851	$53,323
Short-term deposits and highly liquid funds	45,690	44
Restricted cash	310	10
Cash and cash equivalents and restricted cash	$78,851	$53,377

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

F- 30

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2022	December 31, 2021
Accounts receivable	$49,841	$56,928
Less: Allowance for credit losses	(3,347)	(3,275)
Accounts receivable, net	$46,494	$53,653

Changes to the allowance for credit losses are summarized as follows:

Allowance for credit losses	Balance at Beginning of Period	Charges to Costs and Expenses	Amount Utilized	Balance at End of Period
Year ended December 31, 2020	$(2,489)	$(541)	$146	$(2,884)
Year ended December 31, 2021	$(2,884)	$(391)	$—	$(3,275)
Year ended December 31, 2022	$(3,275)	$(320)	$248	$(3,347)

Concentration of credit risk with respect to accounts receivable is limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables.

For the year ended December 31, 2022, two customers accounted for 20.9% and 13.4% respectively, of the Company’s revenue from continuing operations. For the year ended December 31, 2021, two customers accounted for 23.3% and 10.3%, respectively, of the Company’s revenue from continuing operations. For the year ended December 31, 2020, one customer accounted for 31.7% of the Company’s revenue from continuing operations.

NOTE 6: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31, 2022	December 31, 2021
Prepaid voyage and operating costs	$3,408	$3,126
Claims receivable	419	(30)
Prepaid other taxes	2,881	1,084
Other	1,560	2,928
Total prepaid expenses and other current assets	$8,268	$7,108

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

NOTE 7: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Tanker vessels, barges and pushboats (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2020	$526,051	$(200,756)	$325,295
Additions	1,931	(18,278)	(16,347)
Write-down	(308)	—	(308)
Balance December 31, 2020	$527,674	$(219,034)	$308,640
Additions	2,445	(20,763)	(18,318)
Impairment loss	(27,339)	5,373	(21,966)
Transfers from other long-term assets	51,461	—	51,461
Balance December 31, 2021	$554,241	$(234,424)	$319,817
Additions	6,130	(20,998)	(14,868)
Impairment loss	(14,920)	12,457	(2,463)
Sale of vessel	(2,186)	—	(2,186)
Balance December 31, 2022	$548,640	$(248,004)	$300,300

F- 31

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Port Terminals (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2020	$253,962	$(46,961)	$207,001
Additions	870	(7,216)	(6,346)
Write offs	(88)	76	(12)
Balance December 31, 2020	$254,744	$(54,101)	$200,643
Additions	1,520	(7,629)	(6,109)
Disposal	(130)	169	39
Transfers from other long-term assets	5,646	—	5,646
Balance December 31, 2021	$261,780	$(61,561)	$200,219
Additions	792	(7,735)	(6,943)
Balance December 31, 2022	$262,572	$(69,296)	$193,276

Other fixed assets (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2020	$7,831	$(4,960)	$2,871
Additions	488	(672)	(184)
Balance December 31, 2020	$8,319	$(5,632)	$2,687
Additions	384	(491)	(107)
Balance December 31, 2021	$8,703	$(6,123)	$2,580
Additions	22	(207)	(185)
Disposals	(52)	—	(52)
Balance December 31, 2022	$8,673	$(6,330)	$2,343

Total (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2020	$787,844	$(252,677)	$535,167
Additions	3,289	(26,166)	(22,877)
Write-down	(396)	76	(320)
Balance December 31, 2020	$790,737	$(278,767)	$511,970
Additions	4,349	(28,883)	(24,534)
Disposal	(130)	169	39
Impairment loss	(27,339)	5,373	(21,966)
Transfers from other long-term assets	57,107	—	57,107
Balance December 31, 2021	$824,724	$(302,108)	$522,616
Additions	6,944	(28,940)	(21,996)
Impairment loss	(14,920)	12,457	(2,463)
Sale of vessel	(2,186)	—	(2,186)
Disposals	(52)	—	(52)
Balance December 31, 2022	$814,510	$(318,591)	$495,919

F- 32

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On September 8, 2022, the Company completed the sale of its 21 owned vessels to Navios Partners. For further information see Note 3 “Discontinued operations” in the consolidated financial statements.

Navios Logistics

Since 2018, Navios Logistics has acquired approximately 9.0 hectares of undeveloped land located in Port Murtinho, Brazil for a total cost of $1,580. Navios Logistics plans to develop this land for its port operations.

Deposits for Vessels and Port Terminals Acquisitions

As of December 31, 2022, Navios Logistics has paid $1,907 for the construction of a new stockpile in its Iron Ore Port Terminal and is included under the caption “Other long-term assets” in the consolidated statement of financial position.

As of December 31, 2022, and 2021, Navios Logistics has paid $807 and $713, respectively, for capitalized expenses for the development of its port operations in Port Murtinho, Brazil, which was included in the consolidated statement of financial position under the caption “Other long-term assets”.

As of December 31, 2022, Navios Logistics has paid $597 for the construction of a crane in the Iron Ore Port Terminal, which is included under the caption “Other long-term assets”.

During the first quarter of 2021, Navios Logistics completed the construction of six liquid barges. As of December 31, 2021, a total of $19,501 had been transferred to “Vessels, port terminals and other fixed assets, net” in the consolidated statement of financial position, of which capitalized interest amounted to $1,062.

During the first quarter of 2021, Navios Logistics completed the construction of two new tanks in its Liquid Port Terminal. As of December 31, 2021, a total of $1,843 had been transferred to “Vessels, port terminals and other fixed assets, net” in the consolidated statement of financial position.

During the second quarter of 2021, Navios Logistics completed the construction of a crane in its Grain Port Terminal. As of December 31, 2021, a total of $3,803 was transferred to “Vessels, port terminals and other fixed assets, net” in the consolidated statement of financial position.

Impairment Loss/ Loss on Sale of Vessels, Net

As of December 31, 2022, Navios Logistics completed the sale of vessel Malva H for a sale price of $2,186. The impairment loss of $778 (including $732 remaining carrying balance of dry dock costs) is included in the consolidated statements of comprehensive income/(loss) under the caption “Impairment loss/ loss on sale of vessels, net”. The fair value of the vessel was determined to $2,186 based on the concluded sale price. The Company completed the sale of the Malva H, to an unrelated third party in October 2022.

In 2022, Navios Logistics recorded an impairment loss of $2,417 for certain barges, representing the difference between the fair value and the carrying value together with the carrying value of deferred drydock and special survey costs, if any, related to these barges, which is included in the consolidated statements of comprehensive income under the caption “Impairment loss/ loss on sale of vessels, net”. The fair value was determined based on the agreed or expected sale’s price.

Assets Acquisitions

In the fourth quarter of 2020, Navios Logistics signed a purchase agreement with an unrelated third party for the acquisition of three pushboats and 18 tank barges (the “Navios Logistics 2020 Fleet”), for a purchase price of $30,000. The acquisition was completed on March 22, 2021. As of December 31, 2021, a total of $31,960 was transferred to “Vessels, port terminals and other fixed assets, net” in the consolidated statement of financial position.

NOTE 8: INTANGIBLE ASSETS OTHER THAN GOODWILL

Net Book Value of Intangible Assets other than Goodwill as at December 31, 2022

December 31, 2022	Acquisition Cost	Accumulated Depreciation	Net Book Value
Port terminal operating rights	$53,152	$(15,832)	$37,320
Customer relationships	36,120	(27,247)	8,873
Total intangible assets	$89,272	$(43,079)	$46,193

Net Book Value of Intangible Assets other than Goodwill as at December 31, 2021

December 31, 2021	Acquisition Cost	Accumulated Depreciation	Net Book Value
Port terminal operating rights	$53,152	$(14,834)	$38,318
Customer relationships	36,120	(25,472)	10,648
Total intangible assets	$89,272	$(40,306)	$48,966

F- 33

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Amortization expense the years ended December 31, 2022, 2021 and 2020 were as follows:

	Amortization Expense Year Ended December 31, 2022	Amortization Expense Year Ended December 31, 2021	Amortization Expense Year Ended December 31, 2020
Port terminal operating rights	$998	$998	$998
Customer relationships	1,775	1,774	1,775
Total	$2,773	$2,772	$2,773

The remaining aggregate amortization of acquired intangibles as of December 31, 2022 was as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Port terminal operating rights	$995	$995	$995	$995	$995	$32,345	$37,320
Customer relationships	1,775	1,775	1,775	1,775	1,773	—	8,873
Total amortization	$2,770	$2,770	$2,770	$2,770	$2,768	$32,345	$46,193

NOTE 9: INVESTMENTS IN AFFILIATE COMPANIES

Navios Partners

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of the Republic of Marshall Islands. Navios GP L.L.C., a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest. In August 2019, Navios Holdings sold the general partnership interests in Navios Partners (except for the incentive distribution rights) to NSM. Olympos Maritime Ltd. is currently Navios Partners’ general partner (the “General Partner”).

As of December 31, 2022 and 2021 Navios Partners has issued 7,687,730 units, for both periods through its Continuous Offering Programs entered into from time to time. Pursuant to the issuance of common units, Navios Partners issued 156,895 general partnership units to its general partner both as of December 31, 2022 and 2021, in order to maintain its 2.0% general partnership interest.

As of December 31, 2022 and 2021, as a result of the NMCI Merger and NNA Merger, Navios Holdings holds a total of 3,183,199 common units representing a 10.3% interest in Navios Partners, and the investment in Navios Partners is accounted for under the equity method. Incentive distribution rights are held by Navios GP L.L.C.

As of December 31, 2022 and 2021, the carrying amount of the investment in Navios Partners was $99,292 and $125,744, respectively. During the year ended December 31, 2022, the Company recognized an other-than-temporary impairment loss (“OTTI”) of $97,688 relating to its investment in Navios Partners, as the decline in fair value of the investment to below its carrying value is not considered temporary. The amount was included under the caption “Equity in net (losses)/earnings of affiliate companies”.

As of December 31, 2022 and 2021, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $142,080 and $56,351, respectively. As a result of the OTTI loss recorded as at September 30, 2022, the Company recomputed this difference to be amortized in future period through “Equity in net (losses)/earnings of affiliate companies” over the remaining life of the tangible and intangible assets of Navios Partners.

F- 34

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Total equity method (loss)/income of $(25,815), including OTTI, $66,745 and $5,466 were recognized under the caption “Equity in net (losses)/earnings of affiliate companies” for the years ended December 31, 2022, 2021 and 2020, respectively.

Dividends received during the years ended December 31, 2022, 2021 and 2020 were $637, $519, and $1,449, respectively.

As of December 31, 2022, the market value of the investment in Navios Partners was $82,636. Based on Company’s evaluation of the duration and magnitude of the fair value decline, Navios Partners’ financial condition and near-term prospects, and the Company’s intent and ability to hold its investment in Navios Partners until recovery, the Company concluded that the decline in fair value of its investment in Navios Partners below its carrying value is temporary and, therefore, no additional impairment was recorded during the forth quarter of 2022.

Navios Acquisition

On August 25, 2021, Navios Partners entered into an Agreement and Plan of Merger with Navios Acquisition.

On August 25, 2021, Navios Partners purchased 44,117,647 shares of Navios Acquisition, thereby acquiring a controlling interest in Navios Acquisition, and the results of operations of Navios Acquisition are included in Navios Partners’ consolidated statements of operations commencing on August 26, 2021. Pursuant to the NNA Merger, on August 26, 2021, Navios Acquisition called for redemption of all of its outstanding 8.125% first Priority Ship Mortgage Notes due November 15, 2021 (the “Navios Acquisition’s Ship Mortgage Notes”) and remitted to the indenture trustee the aggregate redemption price payable to the holders of the Navios Acquisition’s Ship Mortgage Notes to satisfy and discharge Navios Acquisition’s obligations under the indenture relating to the Navios Acquisition Ship Mortgage Notes. The redemption date for the Navios Acquisition Ship Mortgage Notes was September 25, 2021.

On October 15, 2021, Navios Partners completed the NNA Merger. As a result thereof, Navios Acquisition became a wholly-owned subsidiary of Navios Partners. Each outstanding common unit of Navios Acquisition that was held by a unitholder, other than Navios Partners, Navios Acquisition and their respective subsidiaries was converted into the right to receive 0.1275 common units of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public unitholders of Navios Acquisition.

Upon completion of the NNA Merger, Navios Holdings derecognized its investment in Navios Acquisition.

During the year ended December 31, 2020, the Company recognized an OTTI loss of $13,368, relating to its investment in Navios Acquisition and the amount was included under the caption “Equity in net (losses)/earnings of affiliate companies”.

Total equity method income of nil, $1,944 and $13,129, was recognized under the caption “Equity in net (losses)/earnings of affiliate companies” for the years ended December 31, 2022, 2021 and 2020, respectively.

Dividends received for each of the years ended December 31, 2022, 2021 and 2020 were $0, $243 and $5,838.

Navios Containers

Following the sale of the Navios Containers general partnership interest that was consummated on August 30, 2019, Navios Holdings evaluated its investment in the common stock of Navios Containers under ASC 323 and concluded that it had the ability to exercise significant influence over the operating and financial policies of Navios Containers and, therefore, its investment in Navios Containers was accounted for under the equity method, through the NMCI Merger on March 31, 2021.

On January 4, 2021, Navios Containers and Navios Partners announced that they had entered into a definitive merger agreement. Under the terms of the NMCI Merger, Navios Partners acquired all of the publicly held common units of Navios Containers through the issuance of 8,133,452 newly issued common units of Navios Partners in exchange for the publicly held common units of Navios Containers at an exchange ratio of 0.39 units of Navios Partners for each Navios Containers common unit. The NMCI Merger was completed on March 31, 2021.

Upon completion of the NMCI Merger, as of March 31, 2021, Navios Holdings derecognized its investment in Navios Containers.

Total equity method income of nil, $595 and $130 was recognized under the caption “Equity in net (losses)/earnings of affiliate companies” for the years ended December 31, 2022, 2021 and 2020, respectively.

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

The initial amount provided for in Navios Europe II of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference had been amortized through “Equity in net (losses)/earnings of affiliate companies” over the remaining life of Navios Europe II.

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

No income was recognized under the caption “Equity in net earnings/(loss) of affiliate companies” for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, 2021 and 2020, the carrying amount of the investment in Navios Europe II and the balance of Navios Terms Loans II was $0.

Following the results of the significance tests performed by the Company, it was concluded that Navios Partners met the significance threshold requiring summarized financial information of all affiliate companies being presented.

Summarized financial information of the affiliate companies is presented below:

Balance sheet – Navios Partners	December 31, 2022	December 31, 2021
Cash and cash equivalents, including restricted cash	$175,098	$169,446
Current assets	$310,424	$226,340
Non-current assets	$4,585,280	$3,396,959
Current liabilities	$617,740	$395,505
Long- term debt including current portion, net	$1,945,447	$1,361,709
Non-current liabilities	$1,935,001	$1,458,069

	December 31, 2022
Income Statement	Navios Partners	Navios Acquisition	Navios Containers
Revenue	$1,210,528	$—	$—
Net income	$579,247	$—	$—

Income Statement	Navios Partners 01/01/2021-12/31/2021	Navios Acquisition 01/01/2021-10/15/2021	Navios Containers 01/01/2021-03/31/2021
Revenue	$713,175	$188,304	$43,763
Net income/(loss)	$516,186	$(6,307)	$15,270

	December 31, 2020
Income Statement	Navios Partners	Navios Acquisition	Navios Europe II	Navios Containers
Revenue	$226,771	$361,438	$17,059	$127,188
Net (loss)/income	$(68,541)	$27,465	$(26,661)	$3,348

F- 36

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 10: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31, 2022 and 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Payroll	$7,352	$7,912
Accrued interest	23,354	30,004
Accrued voyage expenses	646	771
Audit fees and related services	235	—
Accrued taxes	7,647	9,032
Professional fees	577	143
Other accrued expenses	41	475
Total accrued expenses	$39,852	$48,337

NOTE 11: BORROWINGS

Borrowings as of December 31, 2022 and 2021 consisted of the following:

Navios Holdings borrowings	December 31, 2022	December 31, 2021
2022 Senior Secured Notes	—	155,000
2024 Notes	8,626	8,626
NSM Loan (incl. accrued interest $306 and $526, respectively)	—	48,879
$115.0 million NSM Loan (incl. accrued interest $571)	—	64,630
Convertible Debenture	118,833	—
Total Navios Holdings borrowings	$127,459	$277,135

Navios Logistics borrowings	December 31, 2022	December 31, 2021
2025 Logistics Senior Notes	500,000	500,000
Navios Logistics Notes Payable	7,677	12,463
2022 Navios Logistics BBVA Facility	22,530	—
2022 Navios Logistics Alpha Bank Loan	6,300	—
Navios Logistics BBVA Facility	—	12,000
Navios Logistics Alpha Bank Loan	—	7,700
Navios Logistics Santander Facility	4,125	—
Seller’s Credit Agreement for the construction of six liquid barges	8,753	11,213
Seller’s Credit Agreement for the Navios Logistics’ 2020 Fleet	10,000	15,000
Total Navios Logistics borrowings	$559,385	$558,376

Total	December 31, 2022	December 31, 2021
Total borrowings	$686,844	$835,511
Less: current portion, net	(23,544)	(130,693)
Less: deferred finance costs and discount, net	(12,090)	(18,061)
Total long-term borrowings	$651,210	$686,757

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

On March 18, 2022, June 6, 2022 and June 30, 2022 the Company issued a notice of redemption with respect to an aggregate principal amount of $25,000, $15,000 and $10,000 respectively of its 2022 Senior Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date of March 30, 2022, June 16, 2022 and July 10, 2022, respectively.

In August 2022, the Company fully redeemed the outstanding balance of $80,000 on the 2022 Senior Secured Notes using cash received from the Transaction and the amount of $142 relating to deferred financing costs was written off. For further information see Note 3 “Discontinued operations” in the consolidated financial statements.

During the year ended December 31, 2021, the Company redeemed an aggregate principal amount of $150,000 of its 2022 Senior Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the respective redemption dates. For the year ended December 31, 2021, the Company wrote off $1,777 of deferred financing costs associated with the redemptions and is included in the consolidated statement of comprehensive income under the caption “Net income/(loss) from discontinued operations”.

No redemptions incurred during the year ended December 31, 2020.

2024 Notes

On March 21, 2019, Navios Holdings issued $4,747 of 9.75% Senior Notes due 2024 (the “2024 Notes”) as an exchange for a total of 10,930 Series H ADSs (as defined herein) which were validly tendered as of that date.

On April 21, 2019, Navios Holdings issued $3,879 of the 2024 Notes as an exchange for a total of 8,841 Series G ADSs (as defined herein) which were validly tendered as of that date.

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

Secured Credit Facilities

NSM Loan I

In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing NSM Loan (as defined herein) dated August 29, 2019 (the “NSM Loan I”). Pursuant to NSM Loan I, a wholly owned subsidiary of NSM made available to the Company a secured term loan of up to $127,632, in two tranches. The first tranche of $48,573 represented borrowings already made available to the Company under the NSM Loan and the second tranche of $79,059 represented new borrowings made available, in exchange for the release by NSM of certain existing collateral.

In the third quarter of 2022, the outstanding balance under NSM Loan I was fully repaid using cash received from the Transaction. Such repayment was mandatory as per the terms of the loan agreement. The amount of $14,853 of accrued payment in kind (“PIK”) interest at 18% is included under the caption “Convertible debenture payable to affiliate companies”. For further information see Note 16 “Transactions with Related Party” in the consolidated financial statements.

F- 38

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NSM Loan II

In December 2021, Navios Holdings entered an amended and restated loan agreement to the existing $115.0 million NSM Loan (as defined herein) dated June 29, 2021 (the “NSM Loan II” and, together with NSM Loan I, the “NSM Loans”). Pursuant to NSM Loan II, a wholly-owned subsidiary of NSM made up to $135,000 available to the Company under a secured term loan in two tranches. The first tranche of $64,059 represented outstanding borrowings already made available under the $115.0 million NSM Loan and the second tranche of $70,941 represented new borrowings made available, in exchange for the release by NSM of certain existing collateral.

 In the third quarter of 2022, the outstanding balance under NSM Loan II was fully repaid using cash received from the Transaction. Such repayment was mandatory as per the terms of the loan agreement. The amount of $15,759 of accrued PIK interest at 18% is included under the caption “Convertible debenture payable to affiliate companies”. For further information see Note 16 “Transactions with Related Party” in the consolidated financial statements.

Upon completion of the refinancing in January 2022, NSM received an upfront fee of $24,000 in respect of the NSM Loan I and the NSM Loan II in the form of a Convertible Debenture that is included in the consolidated statement of comprehensive income under the caption “Non-operating other finance cost”. The agreements also provided for prepayment premiums ranging from 5%-10% during the first 36 months of the term which was payable in the form of an increase to the outstanding principal amount of Convertible Debenture, as described below.

Convertible Debenture

In December 2021, Navios Holdings entered into a convertible debenture with NSM, covering certain payments under the NSM Loans including an upfront fee of $24,000, accrued interest, and prepayment fees. NSM has the option to convert any portion of the outstanding balance under the Convertible Debenture into shares of common stock of Navios Holdings pursuant to an agreed-upon mechanism. The Convertible Debenture has a term of five years , maturing in 2027, and bears interest at the rate of 4% PIK, payable at maturity, if not earlier converted into shares of our common stock. As of December 31, 2022, the total outstanding balance of the Convertible Debenture amounted to $118,833, which consists of (i) the upfront fee of $24,000, (ii) $14,853 being the accrued PIK interest at 18% on the NSM Loan I, (iii) $15,759 being the accrued PIK interest at 18% on the NSM Loan II, (iv) $2,491 being the 4% PIK interest on the Convertible Debenture and (v) $61,730 being the applicable prepayment fee (as defined in the NSM Loans) incurred in connection with the repayments of the NSM Loan I and NSM Loan II described above, which prepayment fee was paid via increasing the outstanding principal amount of the Convertible Debenture and is included under the caption “Net income/(loss) from discontinued operations”. The Convertible Debenture that was recognised as a single liability instrument is presented under the caption “Convertible debenture payable to affiliate companies”. For information on the Convertible Debenture, see Note 16 “Transactions with Related Parties” and Note 17 “Preferred and Common Stock” in the consolidated financial statements.

Navios Logistics Debt

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) issued $375,000 in aggregate principal amount of its Senior Notes due on May 1, 2022 (the “2022 Logistics Senior Notes”), at a fixed rate of 7.25%. The 2022 Logistics Senior Notes were unregistered were fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for three subsidiaries, which were deemed to be immaterial, and Logistics Finance, which was the co-issuer of the 2022 Logistics Senior Notes. The 2022 Logistics Senior Notes were redeemed in full on July 16, 2020 at 100% of their face amount, plus accrued and unpaid interest to the redemption date with the proceeds of the 2025 Logistics Senior Notes (as defined herein). Following this transaction, Navios Logistics recognized a loss of $2,661 relating to the accelerated amortization of the unamortized deferred financing costs and is included in the consolidated statements of comprehensive income/(loss) under the caption “Loss on bond and debt extinguishment, net”.

Navios Logistics Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100,000 Term Loan B Facility (the “Navios Logistics Term Loan B Facility”). The Navios Logistics Term Loan B Facility bore an interest rate of LIBOR plus 475 basis points and has a four-year term with 1.0% amortization per annum. The Navios Logistics Term Loan B Facility was repaid in full on July 8, 2020 at par plus accrued and unpaid interest to the repayment date with the proceeds of the 2025 Logistics Senior Notes. Following this transaction, Navios Logistics recognized a loss of $1,496 relating to the accelerated amortization of the unamortized deferred financing costs and is included in the consolidated statements of comprehensive income/(loss) under the caption “Loss on bond and debt extinguishment, net”.

F- 39

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

2025 Logistics Senior Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) issued $500,000 in aggregate principal amount of senior secured notes due on July 1, 2025, at a fixed rate per annum of 10.75% (the “2025 Logistics Senior Notes”).

The 2025 Co-Issuers have the option to redeem the 2025 Notes in whole or in part, at any time on or after August 1, 2022, at a fixed price of 108.063% of the principal amount, which declines to 102.688% on August 1, 2023 and to par on August 1, 2024. The Logistics Co-Issuers may also redeem all, but not less than all, of the 2025 Logistics Senior Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Logistics Co-Issuers may be required to offer to purchase 2025 Logistics Senior Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Logistics Senior Notes are senior secured obligations of the Logistics Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Navios Logistics’ direct and indirect subsidiaries, other than the Logistics Co-Issuer. The 2025 Logistics Senior Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing the Navios Logistics’ Cabotage Business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance, together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”). The 2025 Logistics Senior Notes are effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral, to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Logistics Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral, to the extent of the value of any assets securing such other obligations. The indenture governing the 2025 Logistics Senior Notes contains restrictive covenants that limit, among other things, the ability of the Logistics Co-Issuers and their restricted subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliate companies, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Logistics Senior Notes also contains customary events of default.

The Logistics Co-Issuers were in compliance with the covenants as of December 31, 2022.

As of December 31, 2022 and 2021, deferred financing costs associated with the 2025 Logistics Senior Notes amounted to $12,018 and $15,927, respectively.

Navios Logistics Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Navios Logistics Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Navios Logistics Notes Payable, CNSA pays interest equal to six-month LIBOR and will convert to the Commercial Interest Reference Rates (“CIRR”) or Secured Overnight Financing Rate (“SOFR”), to be agreed with the bank within 2023. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of December 31, 2022, Navios Logistics had drawn the total available amount and the outstanding balance of Navios Logistics Notes Payable was $7,677.

F- 40

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

2022 Navios Logistics Alpha Bank Loan

On February 28, 2022, Navios Logistics entered into a $7,000 loan facility with Alpha Bank (the “2022 Navios Logistics Alpha Bank Loan”) in order to repay existing debt under the Navios Logistics Alpha Bank Loan. The 2022 Navios Logistics Alpha Bank Loan bears interest at a rate of SOFR plus 315 basis points. The 2022 Navios Logistics Alpha Bank Loan is repayable in twelve quarterly installments, beginning on August 18, 2022, with a final balloon payment of $2,800 on the last repayment date. On May 18, 2022, the amount available under this facility was fully drawn. As of December 31, 2022, the outstanding amount of the 2022 Term Bank Loan was $6,300. As of December 31, 2022 and December 31, 2021, unamortized deferred finance costs associated with the 2022 Navios Logistics Alpha Bank Loan amounted to $72 and $99, respectively.

Navios Logistics was in compliance with the covenants set forth in the 2022 Navios Logistics Alpha Bank Loan as of December 31, 2022.

2022 Navios Logistics BBVA Facility

On March 23, 2022, Navios Logistics entered into a $25,000 loan facility with Banco Bilbao Vizcaya Argentaria (the “2022 Navios Logistics BBVA Facility”) which was drawn down in two tranches. The first tranche of $17,000 was drawn down on March 22, 2022 and the second tranche of $8,000 was drawn down on September 22, 2022. The 2022 Navios Logistics BBVA Facility was used to repay existing debt with BBVA and for general corporate purposes. The 2022 Navios Logistics BBVA Facility bears interest at a rate of 4.25% per annum, is repayable in quarterly installments with final maturity on July 1, 2025 and is secured by assignments of certain receivables. As of December 31, 2022, the outstanding balance was $22,530.

Navios Logistics was in compliance with the covenants set forth in the 2022 Navios Logistics BBVA Facility as of December 31, 2022.

Navios Logistics Santander Facility

On March 25, 2022, Navios Logistics entered into a $5,000 loan facility with Banco Santander S.A. (the “Navios Logistics Santander Facility”) for general corporate purposes. The Navios Logistics Santander Facility bears interest at a rate of 4.20% per annum, is repayable in twelve equal quarterly installments with final maturity on March 7, 2026 and is secured by assignments of certain receivables. As of December 31, 2022, Navios Logistics had drawn the total available amount and the outstanding balance was $4,125.

Navios Logistics was in compliance with the covenants set forth in the 2022 Navios Logistics Santander Facility as of December 31, 2022.

Seller’s Credit Agreement for the construction of six liquid barges

In December 2020, Navios Logistics entered into a $13,475 seller’s credit agreement for the construction of six liquid barges to be made available by way of credit in six equal tranches. Each drawdown is repayable in 20 quarterly installments starting from the delivery of each barge. The seller’s credit for the construction of the six liquid barges bears interest at a fixed rate of 8.5%. As of December 31, 2022, Navios Logistics had drawn the total available amount and the outstanding balance was $8,753.

Seller’s Credit Agreement for the Navios Logistics’ 2020 Fleet

In the fourth quarter of 2020, Navios Logistics entered into a purchase agreement with an unrelated third party for the acquisition of three pushboats and 18 tank barges (the “Navios Logistics’ 2020 Fleet”). The acquisition was completed on March 22, 2021, and the Company entered into a $15,000 seller’s credit agreement for the acquisition of the Navios Logistics’ 2020 Fleet. The seller’s credit agreement bears interest at a fixed rate of 5.0% per annum and is payable in three equal annual installments of $5,000. As of December 31, 2022, the outstanding balance was $10,000.

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

During the year ended December 31, 2022, the Company paid $78,584 related to its secured credit facilities and sale and leaseback agreements, $332,013 related to amounts assumed by Navios Partners due to the Transaction as discussed above and $375,264 related to NSM Loans. During the year ended December 31, 2022, the proceeds from the NSM Loans were $262,632, the proceeds from long term debt were $243,725 and the proceeds from the three sale and leaseback agreements were $53,000. The above payments and proceeds include debt from continuing and discontinued operations.

During the year ended December 31, 2021, the Company in relation to its secured credit facilities paid $189,503 related to scheduled repayment installments and $36,199 related to the prepayment of four of Navios Holdings’ credit facilities. During the year ended December 31, 2021, the proceeds from the $115.0 NSM Loan was $115,000 and from the three Sale and Leaseback Agreements for Navios Holdings were $58,000. The above payments and proceeds include debt from continuing and discontinued operations.

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

The annual weighted average interest rates of the Company’s total borrowings were 9.84%, 8.78% and 7.89% for the years ended December 31, 2022, 2021 and 2020, respectively, including discontinued operations.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2022, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Year
2023	$23,574
2024	29,975
2025	514,124
2026	338
2027 and thereafter	118,833
Total	$686,844

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

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred financing costs. As of December 31, 2022, the 2025 Logistics Senior Notes and four Navios Logistics’ loans are fixed rate borrowings and their fair value was determined based on quoted market prices. As of December 31, 2021, the 2025 Logistics Senior Notes, the 2022 Senior Secured Notes and two Navios Logistics’ loans were fixed rate borrowings and their fair value was determined based on quoted market prices.

Loans payable to affiliate companies: The carrying amount of the fixed rate loan approximates its fair value.

Loans payable to affiliate companies, including Convertible Debenture: The carrying amount of the fixed rate loan approximates its fair value.

The estimated fair values of the Company’s financial instruments were as follows:

	December 31, 2022		December 31, 2021
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$78,541	$78,541	$53,367	$53,367
Restricted cash	$310	$310	$10	$10
Senior and ship mortgage notes, net	$(496,608)	$(491,976)	$(646,538)	$(690,400)
Long-term debt, including current portion	$(59,313)	$(59,385)	$(58,278)	$(58,376)
Loans payable to affiliate companies, including current portion	$—	$—	$(112,634)	$(113,509)
Convertible debenture payable to affiliate companies(2)	$(118,833)	$(118,833)	$—	$—

F- 42

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement

As of December 31, 2022 and 2021, there were no assets measured at fair value on a recurring basis.

As of December 31, 2022, there were no assets measured at fair value on a non-recurring basis.

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

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2022
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$78,541	$78,541	$—	$—
Restricted cash	$310	$310	$—	$—
Senior and ship mortgage notes	$(491,976)	$(483,350)	$(8,626)	$—
Long-term debt, including current portion(1)	$(59,385)	$—	$(59,385)	$—
Convertible debenture payable to affiliate companies(2)	$(118,833)	$—	$(118,833)	$—

	Fair Value Measurements at December 31, 2021
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$53,367	$53,367	$—	$—
Restricted cash	$10	$10	$—	$—
Senior and ship mortgage notes	$(690,400)	$(681,774)	$(8,626)	$—
Long-term debt, including current portion(1)	$(58,376)	$—	$(58,376)	$—
Loans payable to affiliate companies, including current portion	$(112,634)	$—	$(112,634)	$—

(1)	The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.
(2)

The fair value of the Company’s loans payable to affiliate companies and Convertible Debenture payable to affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

F- 43

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 13: EMPLOYEE BENEFIT PLANS

Stock Plan

The Company has awarded restricted share units, shares of restricted common stock and restricted stock units to its employees, officers and directors. The restriction lapses in two, three or four equal tranches, over the requisite service periods, of one, two, three and four years from the grant date. The Company has also awarded share appreciation rights and stock options to its officers and directors only, based on service conditions, which vest in three equal tranches over the requisite service periods of one, two and three years from the grant date. Each option expires seven years after its grant date. No stock options were exercised during the years ended December 31, 2022, 2021 and 2020. As of December 31, 2022, 250,000 stock options remain outstanding expiring in 2023. Please refer to Note 2(s) “Summary of Significant Accounting Policies- Employee benefits” to the consolidated financial statements.

During the years ended December 31, 2022, 2021 and 2020, the Company did not award any restricted stock, restricted stock units or stock options, which vest upon achievement of certain performance conditions.

The weighted average grant date fair value of restricted stock granted during the year ended December 31, 2022 was $2.94.

The weighted average grant date fair value of restricted stock granted during the year ended December 31, 2021 was $2.28.

No restricted stock has been granted for the year ended December 31, 2020.

The effect of compensation expense arising from the stock-based arrangements described above amounted to $171, $589 and $1,268 for the years ended December 31, 2022, 2021 and 2020, respectively and it was reflected in general and administrative expenses on the consolidated statements of comprehensive income/(loss). The recognized compensation expense for the year is presented as an adjustment to reconcile net income to net cash provided by operating activities on the consolidated statements of cash flows.

The outstanding stock-based awards relate to grants to the Company’s officers and directors.

The summary of stock-based awards is summarized as follows (in thousands except share and per share data which have been adjusted to reflect the Reverse Stock Split):

Options	Shares	Weighted average exercise price	Weighted average remaining term	Aggregate fair value
Outstanding as of December 31, 2021	350,000	$12.0	1.66	2,730
Vested at December 31, 2021	—	—	—	—
Exercisable at December 31, 2021	—	—	—	—
Forfeited or expired	(100,000)	—	—	(552)
Outstanding as of December 31, 2022	250,000	$12.0	0.68	2,179
Restricted stock and restricted stock units
Non Vested as of December 31, 2021	171,412	$—	1.17	667
Granted	80,000	—	—	211
Vested	(131,504)	—	—	(526)
Forfeited or expired	(37,907)	—	—	(100)
Non Vested as of December 31, 2022	82,001	$—	3.93	252

The estimated compensation cost relating to service conditions of non-vested (i) share appreciation rights and stock options and (ii) restricted share units, restricted stock and restricted stock unit awards, not yet recognized was $0 and $146, respectively, as of December 31, 2022 and is expected to be recognized over the weighted average period of 2.93 years.

F- 44

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 14: COMMITMENTS AND CONTINGENCIES

As of December 31, 2022, the Company was contingently liable for letters of guarantee and letters of credit amounting to $10 (December 31, 2020: $10) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expired on March 1, 2023 and expects to be renewed under similar terms and conditions.

On July 22, 2016, Navios Logistics guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by Navios Logistics) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

In September 2020, Navios Logistics agreed to a settlement regarding a storage and transshipment contract in the grain port terminal for a total amount to be paid to Navios Logistics as a result of the settlement of $4,140, which is collected in three equal installments of $1,380 on June 1, 2021, 2022 and 2023. In June 2021 and 2022, Navios Logistics collected the first installment and second installments. For the year ended December 31, 2020, a gain of $4,102 was included under the caption “Other income” in the consolidated statements of comprehensive income/(loss).

On April 28, 2022, Navios Logistics entered into a five year leasing contract for eight liquid barges to be delivered from the fourth quarter of 2022 through the second quarter of 2023. The lease contract is payable by 60 consecutive monthly payments of $26 each, commencing with the delivery date of the applicable barge. At expiration, Navios Logistics will have the ability to exercise the purchase option of these barges or extend the term of the leasing contract. Please refer to Note 15 “Leases”.

In July 2022, Vale S.A. announced the closing of the sale of its iron ore, manganese ore and logistics assets in the midwestern system to J&F Mineracao Ltda., an entity controlled by J&F Investimentos S.A. The Vale port contract entered into between Corporacion Navios S.A., a company controlled by Navios Logistics, and Vale International S.A. (“Vale”), dated September 27, 2013, remains in full force and effect. Any transfer, novation, or assignment of the Vale port contract or any obligations or rights arising thereunder by Vale is subject to the prior approval of the Navios counterparty.

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

The transition guidance associated with ASC 842 allows for certain practical expedients to the lessors. The Company elected to not separate the lease and non-lease components included in the time charter revenue because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same. The daily hire rate represents the hire rate for a bare boat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubes. Both the lease and non-lease components are earned by passage of time.

F- 45

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As a result of the adoption of these standards, there was no effect on the Company’s opening accumulated deficit, consolidated balance sheets and consolidated statements of comprehensive income/(loss).

Land lease agreements

As of December 31, 2022, Navios Logistics had land lease agreements whose remaining lease terms ranged from 43.2 years to 43.6 years.

Office lease agreements

As of December 31, 2022, Navios Logistics had office lease agreements whose remaining lease terms ranged from 0.5 years to 3.9 years.

Liquid Barges leasing contract

On April 28, 2022, the Company entered into a “five year” leasing contract for eight liquid barges. As of December 31, 2022, two liquid barges were delivered to Navios Logistics whose remaining lease terms was five years. In the first quarter of 2023, another two liquid barges under the lease contract were delivered and are repayable by 60 consecutive monthly payments of approximately $26 each. The contract matures in the first quarter of 2028.

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

	December 31, 2022	December 31, 2021
Operating lease assets
Land lease agreements	8,260	8,078
Office lease agreements	844	1,081
Liquid Barges leasing contract	2,683	—
Total	$11,787	$9,159
Operating lease liabilities, current portion
Land lease agreements	(166)	(182)
Office lease agreements	523	439
Liquid Barges leasing contract	477	—
Total	$834	$257
Operating lease liabilities, net of current portion
Land lease agreements	8,426	8,259
Office lease agreements	321	642
Liquid Barges leasing contract	2,206	—
Total	$10,953	$8,901

At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in land lease agreements, office lease agreements and liquid barges leasing contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applied the respective incremental borrowing rates to each lease based on the remaining lease term of the specific lease. Navios Logistics’ incremental borrowing rate upon adoption relating to land and office lease agreements was 7.25%, and 5.78% relating to the liquid barges leasing contract.

F- 46

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The tables below present the components of the Company’s lease expense for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Lease expense for charter-in contracts	$4,058	$5,887	$6,587
Lease expense for land lease agreements	630	571	564
Lease expense for office lease agreements	464	307	600
Total	$5,152	$6,765	$7,751

Lease expenses for charter-in contracts are included in the consolidated statement of comprehensive income/(loss) under the caption “Time charter, voyage and logistics business expenses”. Lease expenses for land lease agreements and office lease agreements are included in the consolidated statement of comprehensive income/(loss) under the captions “Time charter, voyage and logistics business expenses” and “General and administrative expenses”, respectively.

On July 29, 2022, the Company completed the sale of its 15 charter-in and bareboat-in vessels to Navios Partners. For further information see Note 3 “Discontinued operations” in the consolidated financial statements.

The table below provides the total amount of lease payments on an undiscounted basis on our office lease agreements, land lease agreements and liquid barges leasing contract as of December 31, 2022:

	Land Leases	Office space	Liquid Barges
December 31, 2023	$556	$576	$619
December 31, 2024	556	224	619
December 31, 2025	556	69	619
December 31, 2026	556	57	619
December 31, 2027	556	—	619
December 31, 2028 and thereafter	21,333	—	—
Total	24,113	926	3,095
Operating lease liabilities, including current portion	8,260	844	2,683
Discount based on incremental borrowing rate	$15,853	$82	$412

As of December 31, 2022, the weighted average remaining lease terms on our office lease agreements, land leases and liquid barges leasing agreements are 1.9 years, 43.3 years and 5 years, respectively.

As of December 31, 2021, the weighted average remaining lease terms on our office lease agreements and land leases are 2.7 years and 44.3 years, respectively.

Charter-out vessels, barges and pushboats:

The future minimum revenue, net of commissions for the Company’s logistics business, expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in Navios Logistics’ ports expected to be earned on non-cancelable time charters, are as follows:

Amount
2023	$190,021
2024	160,911
2025	130,283
2026	72,069
2027	58,573
2028 and thereafter	572,574
Total	$1,184,431
F- 47

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 16: TRANSACTIONS WITH RELATED PARTIES

Vessel Operating Expenses (management fees):  Prior to the Transaction and pursuant to a management agreement dated August 29, 2019 (the “Management Agreement”), with Navios Shipmanagement Inc., a subsidiary of N Shipmanagement Acquisition Corp. (together with its subsidiaries, “NSM” or the “Manager”), the Manager provided commercial and technical management services to Navios Holdings’ vessels. The term of this agreement was for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination was received by either party. The ship management services fees provided by the Manager was a fixed rate of $3.7 per day per owned/bareboat-in vessel until August 2021, $3.8 per day per owned/bareboat-in vessel until August 2022 and $3.9 per day until the closing of the Transaction on September 8, 2022. The fee for the ship management services provided by the Manager was a daily fee of $0.03 per day per charter-in vessel. Drydocking expenses under this agreement were reimbursed by Navios Holdings at cost. The agreement also provided for payment of a termination fee by Navios Holdings, equal to the fees charged for the full calendar year preceding the termination date, in the event the Management Agreement is terminated on or before August 29, 2024, upon the occurrence of certain events. No such fees were triggered. Total management fees for vessel operating expenses for the year ended December 31, 2022, 2021 and 2020 amounted to $19,018, $37,813 and $45,587, respectively and are presented under the caption “Net income/(loss) from discontinued operations” in the consolidated statements of comprehensive income/(loss). During the year ended December 31, 2022, 2021 and 2020, certain extraordinary fees and costs related to COVID-19 measures, including crew related expenses, amounted to $2,010, $2,918 and $265, respectively, and are presented under the caption “Net income/(loss) from discontinued operations” in the consolidated statements of comprehensive income.

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

General and Administrative Expenses: Pursuant to an administrative services agreement with the Manager dated August 29, 2019 (“Administrative Services Agreement”), NSM provides administrative services to Navios Holdings. NSM is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The agreement also provides for payment of a termination fee by Navios Holdings, equal to the fees charged for the full calendar year preceding the termination date, in the event the Administrative Services Agreement is terminated on or before August 29, 2024, upon the occurrence of certain events. Total general and administrative expenses attributable to this agreement for each of the years ended December 31, 2022, 2021 and 2020 amounted to $5,879, $8,572 and $9,371, respectively, and are presented under the caption “General and administrative expenses”. The total general and administrative expenses attributable to this agreement for the years ended December 31, 2022, 2021 and 2020 which have been allocated to discontinued operations, amounted to $5,339, $8,031 and $8,830, respectively, and are presented under the caption “Net income/(loss) from discontinued operations”.

Pursuant to an administrative services agreement with the Manager dated August 29, 2019, NSM provides administrative services to Navios Logistics. Total general and administrative fees for the years ended December 31, 2022, 2021 and 2020 amounted to $1,431, $1,144 and $1,144, respectively, and are presented under the caption “General and administrative expenses”.

Balance due to/from affiliate companies: Balance due to NSM as of December 31, 2022 and 2021 amounted to $1,642 and $385, respectively.

As of December 31, 2022 the balance mainly consisted of payments to the Manager in accordance with the Administrative Agreement.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of December 31, 2022, Navios Holdings had not exercised any part of that option.

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

 In September 2022, Navios Holdings completed the sale of its 36-vessel dry bulk fleet to Navios Partners. For further information see Note 3 “Discontinued operations” in consolidated financial statements.

Secured credit facility with Navios Logistics (Grimaud Loan): On April 25, 2019, Navios Holdings entered into a secured credit facility of up to $50,000 with Navios Logistics. This credit facility was secured by any 2022 Notes purchased by Navios Holdings with these funds. The secured credit facility included an arrangement fee of $500 and initially bore a fixed interest rate of 12.75% for the first year and 14.75% for the second year. On December 2, 2019, Navios Holdings and Navios Logistics agreed to increase the secured credit facility by $20,000. Following this amendment, as a result of the redemption of the 2022 Logistics Senior Notes, repayment of the Term Loan B Facility and the issuance of 2025 Logistics Senior Notes, (a) the interest rate on the secured credit facility decreased to 10.0%, and (b) the maturity of the secured credit facility was extended to December 2024.

As of December 31, 2022, the total amount of this facility was repaid in full, as described below.

On June 24, 2020, Navios Logistics assigned its legal and beneficial right, title and interest in the credit facility to its wholly-owned subsidiary Grimaud Ventures S.A. (“Grimaud”).

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

NSM Loan: On August 29, 2019, Navios Holdings entered into a secured credit facility of $141,795 (including post-closing adjustments) with a wholly owned subsidiary of NSM (the “NSM Loan”). In general, the amount owed reflected the excess of: (i) the liabilities of the ship management business (including liabilities for advances previously made by affiliate companies to the Company for ongoing operating costs, including technical management services, supplies, dry-docking and related expenses) other than liabilities the assumption of which formed part of the consideration for the sale of the management division over; (ii) the short term assets of the ship management business. The credit facility was repayable over a five-year period; of the initial amount, $47,000 was repayable in 2020 in equal quarterly installments, with the remaining principal repayment in equal quarterly installments over the following 48 months. In certain cases, principal payments could be deferred provided that no more than $20,000 of deferral may be outstanding during the first or second year and $10,000 outstanding in the third year. The loan agreement provided for interest at 5.0% annually, and 7.0% annually for deferred principal amounts.

In December 2021, the Company entered into an amended and restated secured loan agreement with NSM in order to refinance the outstanding balance of this facility through the NSM Loan I (as defined herein). As of December 31, 2022, and following the refinancing, the NSM Loan was fully repaid.

F- 49

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

$50.0 million NSM Loan: In June 2020, the Company entered into a secured loan agreement with a wholly owned subsidiary of NSM, for a loan of up to $50,000 to be used for general corporate purposes (the “$50.0 million NSM Loan”). The terms and conditions of the secured loan agreement were approved by a Special Committee of the Board of Directors comprised of independent directors. The loan agreement was repayable in up to 18 equal consecutive quarterly installments. The loan agreement provided for interest at a rate of 5.0% annually (and 7.0% annually for deferred principal amounts).

On July 12, 2021, the Company refinanced the total outstanding balance of $39,735 under this facility through the $115.0 million NSM Loan described below.

$115.0 million NSM Loan: In June 2021, the Company entered into a senior secured term loan facility with a wholly owned subsidiary of NSM for a loan up to $115,000 (i) to refinance $39,736 being the outstanding balance under the $50.0 million NSM Loan described above (“Tranche A”), (ii) to redeem amount of $70,000 of 2022 Senior Secured Notes and (iii) to be used for general corporate purposes (“Tranche B”) (the “$115.0 million NSM Loan”). Tranche A was repayable in 14 quarterly installments of $2,838 and matured on November 30, 2024. Tranche B was repayable in seven quarterly installments with the first two being of an amount of $22,632 each and the remaining of an amount of $6,000 each and matured on February 28, 2023.

Both tranches bore interest at a rate of 10.5% per annum, payable quarterly. The Company could have elected to defer one scheduled amortization payment by 90 days and interest payments, in which case the applicable interest rate would be 12.0% per annum, compounded quarterly.

On July 12, 2021, the amount under this facility was fully drawn.

In December 2021, the Company entered into an amended and restated secured loan agreement with NSM in order to refinance the outstanding balance of that facility through the NSM Loan I (as defined herein). As of December 31, 2022, and following the refinancing, the $115.0 million NSM Loan was fully repaid. As of December 31, 2022, the Company wrote off $875 of deferred financing costs and was included in the consolidated statement of comprehensive income/(loss) under the caption “Net income/(loss) from discontinued operations”.

NSM Loan I: In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing NSM Loan dated August 29, 2019, whereby a wholly-owned subsidiary of NSM made available to the Company a secured term loan of up to $127,632 (the “NSM Loan I”), in two tranches: (i) the first tranche of $48,573 represented borrowings already made available and (ii) the second tranche of $79,059 represented new borrowings made available in exchange of the release by NSM of certain existing collateral. The NSM Loan I was repayable in quarterly installments of $5,000 with the first installment falling due in the third quarter of 2023. The NSM Loan I had a four-year term and bore interest at a rate of (i) 18% per annum until the 2022 Senior Secured Notes were repaid and 16.5% per annum thereafter when paid in the form of Convertible Debenture for the first 18 months (“PIK Interest”) and (ii) 13.5% per annum when paid in the form of cash. The NSM Loan I would be paid in PIK Interest for the first 18 months, due also in optional prepayment during that period and thereafter in either cash or PIK Interest at the election of the Borrower. As of December 31, 2022,an amount of $14,853 accrued PIK interest at 18% is included under the caption “Convertible debenture payable to affiliate companies”.

In the third quarter of 2022, the outstanding balance under NSM Loan I was fully repaid using cash received from the Transaction. Such repayment was mandatory as per the terms of the loan agreement. For further information see Note 3 “Discontinued operations” in the consolidated financial statements.

NSM Loan II: In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing $115.0 million NSM Loan dated June 29, 2021 whereby a wholly-owned subsidiary of NSM made available to the Company a secured term loan of up to $135,000 (the “NSM Loan II”) in two tranches (i) the first tranche of $64,059 represented outstanding borrowings already made available and (ii) the second tranche of $70,941 represented new borrowings to be made available, in exchange for the release by NSM of certain existing collateral. The NSM Loan II was repayable in quarterly installments of $5,000 with the first installment falling due in the third quarter of 2023. The NSM Loan II had a four year term and bore interest at a rate of (i) 18% per annum until the 2022 Senior Secured Notes were repaid and 16.5% per annum thereafter, when paid in PIK Interest and (ii) 13.5% per annum when paid in the form of cash. The NSM Loan II would be paid in PIK Interest for the first 18 months, due also in optional prepayment during that period and thereafter in either cash or PIK Interest at the election of the Borrower. As of December 31, 2022,an amount of $15,759 accrued PIK interest at 18% is included under the caption “Convertible debenture payable to affiliate companies”.

In the third quarter of 2022, the outstanding balance under NSM Loan II was fully repaid using cash received from the Transaction. Such repayment was mandatory as per the terms of the loan agreement. For further information see Note 3 “Discontinued operations” in the consolidated financial statements.

Upon completion of the refinancing in January 2022, NSM received an upfront fee of $24,000 in respect of the NSM Loan I and the NSM Loan II in the form of a Convertible Debenture that is included in the consolidated statement of comprehensive income under the caption “Non-operating other finance cost”. The agreements also provide for prepayment premiums ranging from 5%-10% during the first 36 months of the term which is payable in the form of an increase to the outstanding principal amount of Convertible Debenture, as described below.

F- 50

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Convertible Debenture: In December 2021, Navios Holdings entered into the Convertible Debenture with NSM, covering an upfront fee of $24,000, accrued interest on the NSM Loans, and prepayment fees. NSM has the option to convert any portion of the outstanding balance under the Convertible Debenture into shares of common stock of Navios Holdings pursuant to an agreed-upon mechanism. The Convertible Debenture has a term of five years, maturing in 2027, and bears interest at the rate of 4% PIK, payable at maturity, if not earlier converted into shares of our common stock. As of Devember 31, 2022, the total outstanding balance of the Convertible Debenture amounted to $118,833, which consists of (i) the upfront fee of $24,000, (ii) $14,853 being the accrued PIK interest at 18% on the NSM Loan I, (iii) $15,759 being the accrued PIK interest at 18% on the NSM Loan II, (iv) $2,491 being the 4% PIK interest on the Convertible Debenture and (v) $61,730 being the applicable prepayment fee incurred in connection with the repayments of the NSM Loan I and NSM Loan II described above, which prepayment fee was paid via increasing the outstanding principal amount of the Convertible Debenture. The Convertible Debenture is presented under the caption “Convertible debenture payable to affiliate companies”.

Navios Logistics’ Shareholders Agreement: On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers Business Inc. granting certain protections to minority shareholders in certain events.

Promissory note: On July 30, 2021, Navios Logistics issued a $20,000 promissory note to Grimaud. The promissory note is payable in four semi-annual equal installments commencing on August 15, 2021. The Company has the ability to defer payment of one of the first three installments subject to certain conditions. On July 30, 2021, Grimaud entered into an assignment agreement with Peers Business Inc. (“Peers”), whereby the promissory note was assigned to Peers. Please refer to Note 17 “Preferred and Common Stock” to the consolidated financial statements. As of December 31, 2022, the Company had paid an amount of $10,000 relating to the promissory note. In February 2023, the remaining outstanding balance was repaid in full.

NOTE 17: PREFERRED AND COMMON STOCK

Series I Preferred Stock

In accordance with the terms of the Convertible Debenture, Navios Holdings issued 1,000 shares of preferred stock (the “Series I Preferred Stock”) on January 3, 2022, which have no voting and no economic rights. The Series I Preferred Stock represent 29,945,271 and 30,247,185 shares of common stock issuable as of December 31, 2022 and January 3, 2023, respectively, which are deemed outstanding for voting purposes. Under the terms of the Convertible Debenture, the number of shares of Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase. NSM, the holder of the Series I Preferred Stock, may convert any or all of the outstanding preferred stock into common stock at its option at any time until the maturity of the Convertible Debenture at the conversion rate of $3.93 per common stock. In addition, there are also provisions for mandatory conversion upon the occurrence of certain events. NSM is an affiliate of our Chairwoman and Chief Executive Officer, Angeliki Frangou.

Series G and Series H American Depositary Shares Exchange Offer

On December 21, 2018, Navios Holdings announced that it commenced an offer to exchange cash and/or newly issued 2024 Notes for approximately 66 2/3% of each of the outstanding Series G Depositary Shares and Series H Depositary Shares.

 As of March 21, 2019, a total of 10,930 Series H were validly tendered representing a net aggregate nominal value of approximately $26,297. Navios Holdings paid $997 for tender offer expenses, approximately $4,188 as cash consideration and a total of approximately $4,747 in aggregate principal amount of 2024 Notes. The difference between the carrying amount of the preferred shares redeemed and the fair value of the consideration transferred amounting to $16,365 was recorded in accumulated deficit. Following the completion of the offer, the Company canceled the undeclared preferred dividend of Series H ADSs of $7,678.

As of April 18, 2019, a total of 8,841 Series G were validly tendered representing a net aggregate nominal value of approximately $21,271. Navios Holdings paid $620 for tender offer expenses, approximately $4,423 cash consideration and issued a total of approximately $3,879 principal amount of 2024 Notes. The difference between the carrying amount of the preferred shares redeemed and the fair value of the consideration transferred amounting to $12,568 was recorded in accumulated deficit. Following the completion of the offer, the company canceled the undeclared preferred dividend of series G of $6,798.

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H.

F- 51

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On July 15, 2017, the Company reached six quarterly dividend payments in arrears relating to its Series G ADSs and Series H ADSs and as a result the respective dividend rate increased by 0.25%.

Total undeclared preferred dividends as of December 31, 2022 and 2021 were $26,192 and $30,348 (net of canceled dividends).

On September 14, 2022, Navios Holdings commenced a tender offer to purchase up to $20,000 of the outstanding Series G ADSs and Series H ADSs. As of the completion of Navios Holdings’ tender offer on October 21, 2022, a total of 20,185 Series G ADSs were validly tendered in exchange for aggregate cash consideration of $318, and a total of 584,158 Series H ADSs were validly tendered in exchange for aggregate cash consideration of $8,926, resulting in a gain of $4,547, and undeclared preferred dividends of $8,949. After giving effect to the consummation of the tender offer, Navios Holdings has 514,720 outstanding Series G ADSs and 1,183,944 outstanding Series H ADSs, which represent 1/100th of a share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock and 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, respectively.

Preferred stock was 16,988 (5,148 Series G ADSs and, 11,840 Series H ADSs) and 23,032 (5,350 Series G ADSs and 17,682 Series H ADSs) as of December 31, 2022 and 2021 respectively.

Vested, Surrendered and Forfeited

During 2022, no restricted stock units, issued to the Company’s employees.

During 2021, 825 restricted stock units, issued to the Company’s employees in 2017 vested.

During 2020, 825 and 84,336 restricted stock units, issued to the Company’s employees in 2017 and 2016 vested.

During the years ended December 31, 2022, 2021 and 2020, 37,907, 894 and 1,345 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Conversion of Preferred Stock

During the years ended December 31, 2022 and 2021, there were no conversions of preferred stock.

During the year ended December 31, 2020, 210 shares of convertible preferred stock were converted into 22,712 shares of common stock including 1,712 shares of common stock being unpaid dividend. Following the conversion of 210 shares, the Company canceled the undeclared preferred dividend of the converted shares of $171. The canceled undeclared dividend was converted to 1,712 shares of common stock with a fair value of $6 at the date of issuance (See also Note 19 “Earnings/(Loss) per Common Share” to the consolidated financial statements).

As of December 31, 2022, 2021 and 2020, the balance of convertible preferred stock was nil.

Cumulative Perpetual Preferred Stock

The Company’s 2,000,000 American Depositary Shares, Series G ADSs and the 4,800,000 American Depositary Shares, Series H ADSs are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G ADSs and Series H ADSs, with a liquidation preference of $2,500 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G ADSs at a rate of 8.75% per annum and on the Series H ADSs at a rate of 8.625% per annum of the stated liquidation preference. The Company has accounted for these shares as equity.

Issuances to Employees, Officers and Directors

On December 21, 2022, pursuant to the stock plan approved by the Board of the Directors, 40,000 restricted shares of common stock were granted to Navios Holdings officers and directors and issued on December 21, 2022.

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

During the years ended December 31, 2022 and 2021, no stock option was granted to Navios Holdings’ employees, officers and directors.

As of December 31, 2022, Navios Holdings has outstanding 25,198,620 shares. As of December 31, 2021, the Company had outstanding 25,198,620 shares, from which 2,414,263 shares are held by Navios Corporation.

In October 2022, 2,414,263 shares held by Navios Corporation were canceled.

F- 52

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Dividends from Navios Logistics—Acquisition of noncontrolling interest

On July 30, 2021, Navios Logistics declared and paid a pro rata dividend to the holders of its common equity in shares of Grimaud. All transactions were eliminated on a consolidated level as of that date. Immediately thereafter, Grimaud agreed to redeem the equity interests held by its non-controlling shareholder in full at fair market value, which was payable through $16,000 in cash and the assignment of a $20,000 promissory note from Navios Logistics. As a result of the transaction, Grimaud is a wholly owned subsidiary of Navios Holdings. As of December 31, 2021, a total amount of $21,000 was redeemed to the non-controlling shareholder and $15,000 remains due under the promissory note to Peers Business Inc. following the assignment of the $20,000 promissory note. Upon this transaction the Company derecognized its non-controlling interest in Grimaud with carrying value of $27,243 and recognized $8,757 of additional paid in capital.

As of December 31, 2022, the Company had paid an amount of $10,000 relating to the promissory note. In February 2023, the remaining outstanding balance was repaid in full.

Sale of Navios Holdings shares of common stock

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

On July 13, 2021, the Company issued 9,301,542 shares of common stock in order to repay in full the Grimaud Loan. Please refer also to Note 16 “Transactions with related parties”. As of December 2021, the Grimaud sold all 9,301,542 shares of common stock of Navios Holdings and generated net proceeds of $44,437, including costs of $176, part of which was used to fund the 2022 Senior Secured Notes Redemptions.

NOTE 18: INTEREST EXPENSE AND FINANCE COST

Interest expense and finance cost consisted of the following:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Interest expense	$60,573	$61,937	$46,553
Amortization and write-off of deferred financing costs	3,980	3,378	2,626
Other	127	84	(13)
Interest expense and financing cost	$64,680	$65,399	$49,166

NOTE 19: EARNINGS/(LOSS) PER COMMON SHARE

Basic earnings/(loss) per share is calculated by dividing net income/(loss) attributable to Navios Holdings common stockholders by the weighted average number of shares of Navios Holdings outstanding (excluding restricted shares) during the periods presented. Diluted income per common share is calculated by applying the treasury stock method. All unvested restricted stock units that have a dilutive effect are included in the calculation. The basic and diluted earnings per share for the period are presented for each category of participating common shares under the two-class method. The as converted number of common shares under the Convertible Debenture are deemed participating securities. Earnings are only allocated to participating securities in a period of net income (including income from continued and discontinued operations).

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

F- 53

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

For the year ended December 31, 2022, 184,250 potential common shares and 0 potential shares of convertible preferred stock are included in the calculation of diluted earnings per share.

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

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Numerator:
(Loss)/income attributable to Navios Holdings, from continuing operations	$(58,800)	$41,528	$(6,815)
Less:
Undeclared dividend on preferred stock and on unvested restricted shares	(3,785)	(5,127)	(5,144)
Tender Offer — Redemption of preferred stock Series G ADSs and H ADSs including $8,949 of undeclared preferred dividend cancelled for the year ended December 31, 2022	13,496	—	—
Gain from eliminated dividend on preferred stock due to conversion	—	—	166
Undistributed income attributable to Series I Preferred Stock participating shares on an as converted basis from continuing operations	20,206	—	—
(Loss)/income attributable to Navios Holdings common stockholders, basic and diluted from continuing operations	$28,883	$36,401	$(11,793)
Income/(loss) attributable to Navios Holdings common stockholders, basic and diluted from discontinued operations	146,106	75,158	(186,146)
Less:
Undistributed income attributable to Series I Preferred Stock participating shares on an as converted basis from discontinued operations	(60,140)	—	—
Income /(loss) attributable to Navios Holdings common stockholders, basic and diluted from discontinued operations	$85,966	$75,158	$(186,146)
Net income/(loss) attributable to Navios Holdings common stockholders	$57,083	$111,559	$(197,939)
Denominator:
Denominator for basic earnings/(loss) per share attributable to Navios Holdings common stockholders — weighted average shares	22,653,879	16,168,329	12,896,568
Basic (loss)/earnings per share attributable to Navios Holdings common stockholders from continuing operations	$(1.27)	2.25	(0.91)
Basic earnings/(loss) per share attributable to Navios Holdings common stockholders from discontinued operations	$3.79	$4.65	$(14.43)
Basic earnings/(loss) per share attributable to Navios Holdings common stockholders	$2.52	$6.90	$(15.35)
Denominator for diluted earnings/(loss) per share attributable to Navios Holdings common stockholders — weighted average shares	22,838,129	16,553,011	12,896,568
Diluted (loss)/earnings per share attributable to Navios Holdings common stockholders from continuing operations	$(1.27)	2.20	(0.91)
Diluted earnings/(loss) per share attributable to Navios Holdings common stockholders from discontinued operations	$3.77	$4.54	$(14.43)
Diluted earnings/(loss) per share attributable to Navios Holdings common stockholders	$2.50	$6.74	$(15.35)
Weighted average Number of Series I Preferred Stock participating preferred shares on an as converted basis, basic and diluted	15,848,301	—	—
Earnings per share to Series I Preferred Stock participating preferred shares on an as converted basis, basic and diluted	$2.52	$—	$—

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

In accordance with the currently applicable Greek law, ship owning companies of foreign-flagged vessels that are managed by Greek or foreign ship management companies having established an office/branch in Greece on the basis of the applicable licensing regime are subject to tax liability towards the Greek state which is calculated on the basis of the relevant vessel’s tonnage. A tax credit is recognized for tonnage tax (or similar tax) paid abroad, up to the amount of the tax due in Greece. The owner, the manager and the bareboat charterer or the financial lessee (where applicable) are liable to pay the tax due to the Greek state. The payment of said tax exhausts the tax liability of the foreign ship owning company, the bareboat charterer, the financial lessee (as applicable) and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign-flagged vessel outside Greece.

The income tax (expense)/ benefit reflected in the Company’s consolidated financial statements for the years ended December 31, 2022, 2021, and 2020 is mainly attributable to Navios Holdings’ subsidiaries in South America, which are subject to the Argentinean, Brazilian and Paraguayan income tax regime.

CNSA and Corporacion Navios Granos S.A. (“CNGSA”) are located in a tax free zone and are not liable to income tax. Navios Logistics’ current port operations in Uruguay are exempted from income taxes.

As a result of the Law 27,630, voted by the Argentinian Parliament in June 2021, income tax rates and scales were modified. Scales are updated annually as per inflation Income tax liabilities of the Argentinean subsidiaries for the current period is measured at the amount expected to be paid to the taxation authorities using a tax rate of 35% on any taxable profit above 76 million Argentinean pesos or $429, 30% on any taxable profit between 8 million Argentinean pesos or $42 and 76 million Argentinean pesos or $429, and 25% on any taxable profit below 8 million Argentinean pesos or $42. The enacted Law 27,630 replaced the income tax rates and scales of the tax reform previously voted by the Argentinean Parliament in December 2017, and the Law 27,541 voted in December 2019, in which the corporate income tax rate had decreased from 35% in 2017 to 30% for the period from 2018 to 2021, and would further decrease to 25% for the period from 2022 onwards. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period.

Under the tax laws of Argentina, the subsidiaries of the Company in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 2.0% for the year ended December 31, 2022 (2.0% for 2021 and 2.0% for 2020, respectively).

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

F- 55

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The corporate income tax rate in Argentina, Paraguay, Brazil, and Uruguay is 30%, 10%, 34%, and 25%, respectively for the year ended December 31, 2022. The Company’s deferred taxes as of December 31, 2022 and 2021, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with Navios Logistics. As of January 1, 2007, the Company adopted the provisions of FASB for Accounting for Uncertainty in Income Taxes. This guidance requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. This guidance permits the Company to recognize the amount of tax benefit that has a greater that 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change. Argentinean companies have open tax years ranging from 2014 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2016 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions.

NOTE 21: OTHER EXPENSE

During the years ended December 31, 2022, 2021 and 2020, taxes other-than-income taxes of Navios Logistics amounted to $6,515, $5,442, and $5,762, respectively, and were included in the statements of comprehensive income/(loss) under the caption “Other expense”.

NOTE 22: SUBSEQUENT EVENTS

There are no events subsequent to the balance sheet date that require disclosure.

F- 56